Form 10-K, Exhibit 13
period 1993-12-31
AMERADA HESS CORP
filed 1994-03-29
CIK 4447

UNITED STATES EXPLORATION AND PRODUCTION


Amerada Hess focused its efforts in the United States on the Gulf of Mexico and the Gulf Coast in 1993. While drilling remained curtailed in order to dedicate cash flow to completing the Corporation's major capital projects, the Corporation continued to accumulate exploration acreage on which it has identified drillable prospects. Amerada Hess will concentrate on its promising natural gas prospects when it accelerates its drilling program.

         DRILLING IN
   THE UNITED STATES
     REMAINS FOCUSED
      ON THE GULF OF
          MEXICO AND
     THE GULF COAST.

OFFSHORE  Amerada Hess completed the development of the East Cameron Block
188 Field in early January 1994. Initial production from the field, in which Amerada Hess has a 100% interest, is 20,000 Mcf of natural gas per day.
     Exploration and development drilling continued throughout 1993 in the South Pass 89 Field area. On South Pass Block 89 itself, in which Amerada Hess has a 25% interest, gross natural gas deliverability increased from 22,000 Mcf per day to 62,000 Mcf per day during 1993. Previous settlement of natural gas sales litigation will result in the Corporation receiving a favorable price for its production from this area.
     On South Pass Block 86 (AHC 25%), five development wells were completed. Gross production, which averaged 33,000 Mcf of natural gas per day and 7,100 barrels of oil per day in 1993, currently is curtailed while a reservoir management study is conducted to optimize field development.
     Development of South Pass Block 87 (AHC 33.33%) has begun. A platform with the capacity to handle 70,000 Mcf of natural gas per day and 7,000 barrels of oil per day is being designed. Initial production is scheduled for mid-1995.
     Development wells also were drilled on South Timbalier Block 206 (AHC
50%), Galveston Block 210 (AHC 100%), High Island Block A-557 (AHC 100%),
Eugene Island Block 342 (AHC 25%) and Galveston Blocks 343/363 (AHC 14.50%). These wells proved additional reserves, which currently are being produced.

     Exploration drilling continues on Garden Banks Block 260 (AHC 50%). Preliminary engineering to formulate development concepts for the area is underway.
     At offshore Gulf of Mexico Federal lease sales in 1993, Amerada Hess acquired interests in 31 blocks at a cost of $16.3 million. The table below lists these blocks and the Corporation's interest in each:


                                                                              AHC
LOCATION                                          BLOCK                INTEREST %
- ---------------------------------------------------------------------------------
Brazos  . . . . . . . . . . . . . . . . . . . . . A-3, A-25, A-38             100
East Cameron South  . . . . . . . . . . . . . . . 314, 319                    100
East Cameron South  . . . . . . . . . . . . . . . 312                          50
Galveston . . . . . . . . . . . . . . . . . . . . A-101, A-105                100
Galveston South . . . . . . . . . . . . . . . . . A-122                       100
Garden Banks  . . . . . . . . . . . . . . . . . . 76, 135, 136, 141,
                                                  142, 172, 180, 186          100
Garden Banks  . . . . . . . . . . . . . . . . . . 216                          50
High Island East and South  . . . . . . . . . . . A-372, A-391, A-402         100
Mustang Island East . . . . . . . . . . . . . . . A-110                       100
Ship Shoal South  . . . . . . . . . . . . . . . . 304                         100
South Timbalier South . . . . . . . . . . . . . . 215                         100
Vermilion   . . . . . . . . . . . . . . . . . . . 43                          100
Vermilion South . . . . . . . . . . . . . . . . . 272, 290, 292               100
Viosca Knoll  . . . . . . . . . . . . . . . . . . 742                          50
West Cameron  . . . . . . . . . . . . . . . . . . 39                          100
West Delta South  . . . . . . . . . . . . . . . . 134                         100
- ---------------------------------------------------------------------------------


ONSHORE In the Leleux Field in Louisiana, Amerada Hess completed two development wells in 1993, bringing gross field deliverability to 80,000 Mcf of natural gas per day. Amerada Hess has an average interest of 91% in the Leleux Field.

AMERADA HESS
CONTINUED TO
EXPERIENCE SUCCESS
IN DEVELOPING
THE LELEUX FIELD NATURAL GAS
RESERVES.

     Exploration wells drilled on the Corporation's North Clara (AHC 100%) and Dry Creek (AHC 72%) prospects in Mississippi successfully proved natural gas reserves. Development efforts have commenced in both areas and production has begun at Dry Creek.
     In response to a State of North Dakota drilling incentive program, Amerada Hess installed gas lift facilities and drilled two development wells in the Beaver Lodge Devonian Unit (AHC 90%). Crude oil production increased 35% to a gross level of 3,800 barrels per day as a result of the program. Amerada Hess successfully drilled and completed ten additional wells in North Dakota during 1993. Amerada Hess continues to be the leading producer of oil and gas in the state.

INTERNATIONAL EXPLORATION AND PRODUCTION

Significant milestones were reached in the United Kingdom, when the Scott Field and the Everest/Lomond natural gas project came on stream. Reserves increased significantly in the Valhall Field in Norway. In Canada, natural gas reserves increased, primarily from successful exploration drilling on properties acquired in 1990.

        AMERADA HESS
       COMPLETED THE
  DEVELOPMENT OF THE
  SCOTT FIELD IN THE
      UNITED KINGDOM
  NORTH SEA IN 1993.

UNITED KINGDOM A significant step forward in the Corporation's United Kingdom activities took place when first oil was produced from the Scott Field on September 1, 1993. Operated by Amerada Hess Limited, the Corporation's British subsidiary, which holds a 35.27% interest, the field is one of the largest to be developed in the United Kingdom in the last ten years. The first export of gas followed on October 17. By the end of the year, gross production rates of 180,000 barrels of oil per day and 90,000 Mcf of natural gas per day had been achieved.
     Further development of Scott is planned to exploit the South Scott Field extension. Production is expected to begin in mid-1995, which will sustain plateau production until late in the decade.
     In mid-1993, production commenced from the Everest (AHL 18.67%) and Lomond (AHL 16.67%) natural gas fields. Late in the year, gross natural gas production averaged 162,000 Mcf per day from Lomond and 95,000 Mcf per day from Everest. The natural gas is transported through the Central Area Transmission System
(CATS) pipeline (AHL 17.72%). This development increased Amerada Hess Limited's natural gas production to 188,024 Mcf per day in 1993, the highest level in its history.
     Exploration and appraisal activities on Blocks 15/21 (AHL 42.08%) and 15/22 (AHL 28.46%) concentrated on prospects in the Sigma and Telford trends to the south of the Scott Field. Further appraisal and consideration of development options for these discoveries are planned.

     Production began from the first phase of the development of the Hudson Field (AHL 28.46%) in July through the Petrojarl vessel and within days reached its peak gross level of 38,000 barrels of oil per day. The development of phase two, a subsea tie-back to the Tern platform, is proceeding for start-up early in 1995.
     Appraisal of the Fife Field (AHL 85%), operated by Amerada Hess Limited, continued in 1993. Development plans for the Fife Field are being finalized.
     On Block 21/16 (AHL 28%), the first well drilled by Amerada Hess Limited on acreage acquired in 1993 discovered oil. Additional appraisal is underway.
     On Block 47/2, Amerada Hess Limited made its first operated natural gas discovery in the York Field (AHL 64.08%). Further appraisal and consideration of development options are underway.
     Development planning for two natural gas fields, the Davy Field (AHL 27.78%) and the Bessemer Field (AHL 23.08%), has begun.
     In the United Kingdom Fourteenth Round of Licensing, Amerada Hess Limited received 11 awards covering 19 blocks, which both strengthen the Company's portfolio in core areas and provide further opportunities in the frontier area West of Shetland. The Company will operate four of the blocks.

AMERADA HESS
BECAME AN OPERATOR
IN THE NORWEGIAN
NORTH SEA IN 1993.

NORWAY Amerada Hess Norge A/S, the Corporation's Norwegian subsidiary, was awarded its first operatorship on the Norwegian Continental Shelf in 1993. Amerada Hess Norge received the operatorship and a 20% interest in Blocks 25/8 and 25/9 in the Norwegian North Sea. The Company also received 15% interests in Blocks 17/3, 6306/2 and 6306/5 and 25% interests in Blocks 7227/11, 7227/12,
7228/7 and 7228/10.
     Production is scheduled to begin late in 1994 from the Statfjord East Field (AHN 0.52%) and in 1996 from the Statfjord North Field (AHN 1.04%) with peak production for Amerada Hess Norge estimated at an aggregate rate of approximately 1,000 barrels of oil per day.

CANADA Amerada Hess Canada Ltd., the Corporation's Canadian subsidiary, achieved record natural gas production of 167,839 Mcf per day in 1993, up from 137,680 Mcf of natural gas per day in 1992. Continued development of the Bearberry and Boundary Lake areas and successful exploration drilling at Boundary Lake, Clark Lake and Bezanson contributed to the increase.

          SUCCESSFUL
EXPLORATION DRILLING
    IN CANADA DURING
            1993 HAS
   INCREASED NATURAL
     GAS PRODUCTION.

     At Bearberry, well tie-ins and additional compression increased average natural gas production to 40,000 Mcf per day in 1993 from 28,000 Mcf per day in 1992. At Boundary Lake, a well (AHCL 100%) tested at 20,000 Mcf of natural gas per day and commenced production late in 1993. At Bezanson, a 20,000 Mcf per day gas plant project (AHCL 100%) has begun.
     Natural gas prices improved in 1993 because of growth in demand and expanded pipeline capacity into the United States. Amerada Hess Canada has diversified its marketing arrangements and increased natural gas sales to the United States and local distribution companies.
     In response to a Province of Alberta royalty reduction incentive program, Amerada Hess Canada drilled several successful oil exploration wells in 1993 and maintained oil production at 1992 levels. These wells were drilled in Sturgeon Lake, Bezanson and Willesden Green.

GABON The Corporation's share of production from the Rabi Kounga Field (AHC 5.50%) averaged 8,136 barrels of oil per day in 1993 compared with 6,660 barrels per day in 1992. The Corporation holds various rights in exploration acreage in Gabon, including a 55% interest in a block that it operates.

THAILAND Discussions regarding the development of the Pailin natural gas field offshore Thailand, in which Amerada Hess has a 15% interest, have begun. Approximately twenty appraisal and development wells are planned over the next four years, with initial production scheduled for 1998.

REFINING AND MARKETING


Amerada Hess completed the construction of the Fluid Catalytic Cracking Unit and various related processing units at its Virgin Islands refinery in 1993. The Corporation also began marketing low-sulfur diesel fuel and constructed a retail outlet to market compressed natural gas for vehicles.

  THE MAJOR UPGRADING
OF THE VIRGIN ISLANDS
    REFINERY HAS BEEN
        COMPLETED AND
   THE FACILITIES ARE
  OPERATING SMOOTHLY.

REFINING In the fourth quarter of 1993, the Corporation's Virgin Islands subsidiary, Hess Oil Virgin Islands Corp. (HOVIC), completed construction of the Fluid Catalytic Cracking Unit at its refinery in St. Croix, United States Virgin Islands. By year-end, most of the associated gasoline upgrading facilities also had been completed. In the first quarter of 1994, HOVIC completed construction of the MTBE and TAME units. The Fluid Catalytic Cracking Unit, construction of which began in December 1990, came on stream in October and has run at levels in excess of 90,000 barrels per day.
     The alkylation unit, the Dimersol unit, the catalytic cracker naphtha Merox treating unit and the LPG treating and fractionation facilities also have been running smoothly. The successful completion of the Virgin Islands facility as well as the operation of the Fluid Catalytic Cracking Unit at Port Reading, New Jersey, which has a capacity of 54,000 barrels per day, has allowed the Corporation to reduce its exposure to the residual fuel oil markets when prices for that product are weak. The Corporation is able to make gasolines that meet all environmental standards, including reformulated gasoline and California standard gasoline.
     The Virgin Islands refinery has a 60-foot-deep harbor and docking facilities for 10 ocean-going tankers, facilitating the loading of cargoes for shipments throughout the Caribbean, to the United States East and Gulf Coast markets, to California and to certain international markets.
     The Port Reading facility operated at a rate of nearly 50,000 barrels per day in 1993. It processes feedstock that generally is shipped from the Virgin Islands refinery.

     In the fourth quarter of 1993, Amerada Hess announced that it would mothball its Purvis, Mississippi refinery, which had a capacity of 30,000 barrels per day. The refinery ceased operations in January 1994. The completion of the Virgin Islands facility, with its more modern technology and its ability to make low-sulfur products, permitted the Corporation to mothball its Purvis facility while continuing to meet its customers' requirements.

MARKETING Amerada Hess began marketing premium low-sulfur diesel fuel that meets the Federal Clean Air Act requirement of 0.05% sulfur prior to the October 1, 1993 deadline. The refinery in the United States Virgin Islands manufactures significant volumes of premium low-sulfur diesel fuel.
     HESS Premium Diesel with Super Detergency was introduced throughout the Corporation's retail marketing network late in 1993. The fuel meets or exceeds newly-mandated federal standards and also provides improved detergency to enhance diesel engine performance.
     In Colonie, New York, the Corporation reopened a modernized HESS retail outlet that was rebuilt to market compressed natural gas for vehicles in addition to gasoline, diesel and kerosene fuels. The facility also has a HESS MART convenience store. The project was developed in conjunction with Niagara Mohawk Power Corp., the New York State Energy Research and Development Authority and the New York Gas Group.

AMERADA HESS HAS
OPENED ITS FIRST HESS
GASOLINE STATION
THAT ALSO MARKETS
COMPRESSED NATURAL
GAS FOR VEHICLES.

     Amerada Hess constructed and opened five new HESS gasoline stations during 1993. Four of the new stations also include HESS MART convenience stores.
     Product sales averaged 386,000 barrels per day in 1993, compared with 377,000 barrels per day in 1992. Sales of gasoline, distillates and other light products increased to 291,000 barrels per day in 1993 from 275,000 barrels per day in 1992. In 1993, sales of residual fuel oils declined to 95,000 barrels per day from 102,000 barrels per day in 1992.

FINANCIAL REVIEW
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

CONSOLIDATED RESULTS OF OPERATIONS
The results of operations for 1993 amounted to a net loss of $268 million ($2.90 per share), compared with net income of $8 million ($.09 per share) in 1992 and $84 million ($1.04 per share) in 1991.

        The net loss for 1993 includes after-tax charges aggregating $55 million ($.59 per share) for the mothballing of the Purvis, Mississippi refinery, consolidating U.S. exploration and production activities and offices, reducing the carrying value of certain North Sea oil fields and surrendering an operated joint venture in Abu Dhabi (see Note 2 to the financial statements). The results for 1993 also include a refinancing charge of $11 million ($.11 per share) and income of $29 million ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes. Net income in 1992 included income of $25 million ($.29 per share) from the refund of prior years' income taxes and related interest. Results for 1991 reflected income tax refunds and related interest of $54 million ($.67 per share) and the favorable settlement of litigation relating to natural gas sales contracts of $46 million ($.57 per share).
        Sales and other operating revenues amounted to $5,852 million in 1993 compared with $5,875 million in 1992. Sales and other operating revenues in 1992 declined $392 million or 6% from 1991. In 1993, foreign crude oil revenues and refined product revenues were lower, reflecting lower selling prices, substantially offset by increased natural gas revenues, including sales of purchased gas. In 1992, the decrease was principally due to lower refined product selling prices and volumes. Non-operating revenues were also lower in 1993 and 1992 primarily because of the effect of the 1993 refinancing charge, lower interest income (including interest on the income tax refunds mentioned above) and the natural gas litigation settlement in 1991.
        In each of the three years ended December 31, 1993, the Corporation's effective income tax rates were high, including a provision for income taxes in 1993 on a consolidated pre-tax loss. In 1992 and 1991, excluding the effects of the income tax refunds, the effective income tax rates were 103% and 62%, respectively. This resulted from recording income taxes, including special foreign taxes on petroleum earnings, in jurisdictions in which the Corporation had profitable operations and not recording income tax benefits on the losses of a refining subsidiary.
        Following is a summary of net income (loss) by major operating activity (in millions):

============================================================================
                                                        1993    1992    1991
- ----------------------------------------------------------------------------
Exploration and production                             $ 116    $219    $268
Refining and marketing                                  (293)   (129)   (101)
Corporate administration, including
interest expense, and other operating activities         (91)    (82)    (83)
- ----------------------------------------------------------------------------
Total                                                  $(268)   $  8    $ 84
============================================================================

COMPARISON OF RESULTS
Exploration and Production
Exploration and production earnings decreased by $103 million in 1993 compared with 1992. The 1993 results include $40 million in after-tax charges relating to the consolidation of U.S. operations and fixed asset write-downs mentioned above. Earnings from exploration and production activities in 1992 decreased by $49 million from 1991. The results for 1991 included income of $46 million from the settlement of natural gas sales litigation.
        Worldwide average crude oil selling prices declined in each of the three years. The Corporation's average selling prices, including the effects of forward sales, were as follows:

============================================================================
                                                  1993       1992       1991
- ----------------------------------------------------------------------------
Crude oil and natural gas liquids (per barrel)
        United States                            $17.40     $17.94    $22.59
        Foreign                                   16.89      19.40     19.40
Natural gas (per Mcf)
        United States                              2.06       1.69      1.62
        Foreign                                    1.66       1.59      1.53
============================================================================

        The selling price of United States 1993 production was fixed by forward sales to a greater extent than the selling price of foreign production, resulting in less of a decline from 1992 selling prices in the falling 1993 crude oil markets. A substantial portion of United States 1991 production was sold forward at the relatively high prices prevailing in the latter half of 1990. Partially offsetting lower crude oil prices was an increase in the selling price of natural gas, principally in the United States and Canada.

        The Corporation's net daily worldwide crude oil and natural gas production was as follows:

================================================================================
                                           1993            1992             1991
- --------------------------------------------------------------------------------
Crude oil and natural gas liquids
   (barrels per day)
        United States                    71,971          73,580           76,110
        Foreign                         143,419         150,607          123,897
- --------------------------------------------------------------------------------
          Total                         215,390         224,187          200,007
================================================================================
Natural gas (Mcf per day)
        United States                   502,459         601,824          583,740
        Foreign                         384,850         323,137          259,112
- --------------------------------------------------------------------------------
          Total                         887,309         924,961          842,852
================================================================================

        Overall foreign crude oil production declined in 1993 because of the scheduled depletion of the North Sea Angus Field, which came on stream in 1992 and averaged over 23,000 barrels per day. Production commenced from the Scott Field in the third quarter of 1993 and is expected to average approximately 60,000 barrels per day in 1994. The decrease in U.S. natural gas production was due to natural field decline. Also, United States exploration drilling has been restrained due to the allocation of capital to the Corporation's major construction projects. The Corporation does not anticipate a similar decrease in U.S. natural gas production in 1994. Foreign natural gas production increased in 1993 due to the commencement of production from the Everest and Lomond Fields and a full year's production of natural gas from the Beryl Field, all in the United Kingdom North Sea.
        Exploration expenses were higher in 1993 compared to 1992 reflecting increased exploration drilling, principally because of improvement in the market for natural gas in the United States and Canada. Depreciation, depletion and amortization charges were lower in 1993, resulting from decreased United States natural gas production, as well as the effect of positive oil and gas reserve revisions at year-end 1992. Depreciation and related charges will increase in 1994, principally reflecting the full year effect of production from the Scott Field. Selling, general and administrative expenses include the charge for the personnel related costs of consolidating U.S. operations.
        The effective income tax rate on exploration and production activities increased in 1993 and 1992, primarily because of the Petroleum Revenue Tax ("PRT") in the United Kingdom and Special Tax in Norway. Tax legislation in the United Kingdom during 1993 eliminated deductibility for PRT of exploration and appraisal expenditures, which will increase the after-tax cost of exploration. This factor will be partially offset by the lower PRT rate on production from existing fields.
        Although the Corporation's overall crude oil production will likely be higher in 1994 than in 1993, principally due to production from the Scott Field, the Corporation's exploration and production earnings will be depressed as long as crude oil prices remain at the low levels experienced in late 1993 and early 1994.

REFINING AND MARKETING
Refining and marketing losses amounted to $293 million in 1993, $129 million in 1992 and $101 million in 1991. Average refined product selling prices declined in 1993 by approximately $1.30 per barrel compared with 1992, principally as a result of a decrease in gasoline prices. Refined product selling prices in 1992 declined by approximately $1.25 from 1991. While the cost of crude oil declined in both years, the decrease was not as great as the decline in product prices, and therefore, margins were reduced. The decline in margins was greater in 1993 than in 1992. Refinery operating expenses, including depreciation, increased in both 1993 and 1992. In each of the three years ended December 31, 1993, income tax benefits have not been recorded on a substantial portion of refining and marketing losses.
        Total refined product sales volumes amounted to 141 million barrels in 1993, 138 million barrels in 1992 and 151 million barrels in 1991. Residual fuel oil sales volumes were lower in each year.
        In the fourth quarter of 1993, the Corporation's fluid catalytic cracking unit at the Virgin Islands refinery commenced production. The new facilities have increased gasoline production. In the fourth quarter, the Corporation announced the mothballing of its 30,000 barrel per day Purvis, Mississippi refinery, resulting in an after-tax charge of approximately $15 million.
        While the effect of the new fluid catalytic cracking unit at the Virgin Islands refinery will be to improve refining margins over previous years, the degree of improvement will be a function of the price of gasoline. Refining and marketing earnings are impacted by supply and demand conditions, including the effects of weather, and will be negatively affected in the future if conditions comparable to those prevailing in 1993 exist.

CORPORATE AND OTHER
Corporate administration, including interest expense, and other operating activities (principally transportation), had net expenses of $91 million in 1993 compared with $82 million in 1992 and $83 million in 1991. The results for 1993 include a benefit of $29 million from the adoption of FAS No. 109 and a charge of $11 million in connection with a refinancing. The 1992 results included income tax refunds and related interest of $25 million compared with similar refunds in 1991 of $54 million. Excluding special items, net expenses were comparable in 1993 and 1992. In 1992, net expenses decreased compared to 1991. In both 1993 and 1992, corporate overhead expenses were reduced. The decrease in net expenses in 1992 primarily reflected higher interest capitalization. Upon the completion of the Scott Field and upgrading of the Virgin Islands refinery in the fourth quarter of 1993, interest capitalization ceased. Therefore, interest expense will be significantly higher in 1994, even though the Corporation anticipates that total debt will be reduced.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $819 million in 1993 compared with $1,138 million in 1992 and $1,364 million in 1991. The decreases in 1993 and 1992 are due to lower results of operations and the effects of changes in operating assets and liabilities. Capital expenditures exceeded net cash provided by operating activities in each year, principally reflecting spending by the Corporation on its major North Sea projects and the upgrading of the Virgin Islands refinery. The additional spending was financed principally by long-term borrowings and the issuance of 11,500,000 shares of common stock in 1992.
        Working capital was $245 million at December 31, 1993 compared with $551 million at year-end 1992. Total debt was $3,688 million at December 31, 1993 compared with $3,186 million at December 31, 1992. The debt to total capitalization ratio was 55% at December 31, 1993 compared with 48% at December 31, 1992. The Corporation anticipates that total borrowings will decline in 1994 because of lower capital expenditures and increased cash flow from its major projects.
        At December 31, 1993, the Corporation had additional borrowing capacity available under existing revolving credit agreements of $441 million and additional unused lines of credit under uncommitted arrangements with banks of $607 million. The Corporation's borrowing arrangements, including restrictive covenants, are more fully described in the notes to financial statements.
        In June 1993, the Corporation refinanced $135 million of long-term notes with an insurance company, extending the maturity from 1999 to 2013. The effective interest rate, excluding the refinancing charge, has been reduced from 9.55% to 7.21%.
        The Corporation uses futures, forward, option and swap contracts with maturities of one year or less to mitigate the effect on its business of volatility in the prices of crude oil, natural gas and refined products. The use of these instruments is an integral part of the pricing of crude oil and natural gas and of the cost and selling price of refined products. The effects of hedging are recorded as part of the transactions being hedged. At December 31, 1993, the Corporation had sold forward approximately 30% of its anticipated 1994 worldwide crude oil production and 60% of its anticipated
1994 United States and Canadian natural gas production at average prices of approximately $18.00 per barrel and $2.00 per Mcf, respectively. At December 31, 1993, an additional 15% of 1994 anticipated worldwide crude oil production can be sold under option contracts at approximately $1.50 per barrel over year-end market prices. At year-end 1992, the Corporation had outstanding forward sales for approximately 40% of both its worldwide 1993 crude oil and its domestic natural gas production at average prices of approximately $20.40 per barrel and $1.70 per Mcf, respectively. At December 31, 1993, the Corporation also had hedges (primarily short futures and options) covering approximately 65% of its refining and marketing inventories at an average price of approximately $1.20 per barrel over year-end market prices. At year-end 1992, approximately 30% of refining and marketing inventories were hedged at approximately $.80 per barrel over year-end market prices.
        The Corporation's management of price risk considers market conditions. As market conditions change in 1994, the Corporation will adjust its crude oil and natural gas forward sales positions and refining and marketing hedges. Year-end hedge positions are not necessarily indicative of future results of operations.

        At December 31, 1993, the Corporation also has outstanding interest rate conversion agreements which reduced the percentage of its floating rate debt to total debt by approximately 10%, to 54%. The effect of these agreements is accounted for as a part of interest expense. The Corporation also periodically hedges foreign currency transactions. A description of the instruments used in hedging activities and the amounts of unrealized gains at December 31, 1993 and 1992 are included in Note 12 to the financial statements.
        The Corporation conducts foreign exploration and production activities, principally in the United Kingdom, Norway, Canada and Gabon, and, therefore, is subject to business risks associated with foreign operations, including the effect of foreign currency gains and losses on reported earnings. However, foreign crude oil sales revenue generally is denominated in United States dollars, which tends to mitigate economic exposure to the Corporation. Most expenditures, including income taxes, are denominated in the foreign currencies.
        The Corporation records foreign currency gains and losses on the net monetary liabilities of certain foreign subsidiaries, most significantly on U.S. dollar denominated debt, in accordance with FAS No. 52. Such gains or losses have not been material to consolidated net income. Also, as required by FAS No. 52, the effect of a stronger U.S. dollar over a number of years, principally on the translation of property, plant and equipment, has been recorded as a reduction of stockholders' equity. This equity adjustment has not affected the Company's liquidity or ability to raise capital. The magnitude of any such adjustments in the future depends on the degree of fluctuation in exchange rates.

CAPITAL EXPENDITURES
The Corporation's capital expenditures in each of the last three years have included spending on its three major projects. These projects are the development of the Scott oil field, the Everest and Lomond natural gas fields and Central Area Transmission System in the United Kingdom North Sea, and the construction of the fluid catalytic cracking complex and associated gasoline upgrading facilities at the Virgin Islands refinery. These projects are completed and are in operation.
        The following table summarizes the Corporation's capital expenditures in 1993, 1992 and 1991 (in millions):

============================================================================
                                                   1993      1992       1991
- ----------------------------------------------------------------------------
Major projects
  Exploration and production                     $  236    $  473     $  527
  Refining and marketing                            486       570        184
- ----------------------------------------------------------------------------
                                                    722     1,043        711
- ----------------------------------------------------------------------------
All other
  Exploration and production
    Lease acquisitions                               40        26         67
    Purchases of oil and gas reserves                16        12         50
    Intangible drilling costs,
      equipment, etc.                               463       405        649
- ----------------------------------------------------------------------------
                                                    519       443        766

  Refining and marketing                            105        69        226
  Transportation and other                            2         3          9
- ----------------------------------------------------------------------------
                                                    626       515      1,001
- ----------------------------------------------------------------------------
    Total                                        $1,348    $1,558     $1,712
============================================================================

        One of the Corporation's primary objectives is to reduce debt in 1994. Accordingly, capital expenditures in 1994 are budgeted to be significantly lower than in each of the last three years. In addition, the Corporation's 1994 capital program has been adjusted downward as a result of lower oil prices. Capital expenditures in 1994 are presently expected to be approximately $500 million and will be financed by internally generated funds.

ENVIRONMENT, HEALTH AND SAFETY
The Corporation's awareness of its environmental responsibilities, along with increasing environmental regulations at the federal, state and local levels, have led to programs requiring higher operating costs and capital investments by the Corporation. The Corporation believes that environmental, health and safety expenditures will increase in the future, as 1990 Clean Air Act Amendments and other pollution prevention and remediation laws are implemented.

        The Corporation continues to implement and improve its environment, health and safety program. This program includes pollution control and reduction, waste minimization and treatment, compliance evaluation, and employee training to monitor operational activities and conditions and to prevent non-compliant activities that might threaten the environment.
        The Corporation has also been taking steps to produce gasolines that meet the requirements for oxygenated and reformulated gasolines under the Clean Air Act of 1990. At its Port Reading facility, the Corporation has a methyl tertiary butyl ether (MTBE) unit with the capacity to produce 1,700 barrels of MTBE per day. In the first quarter of 1994, the Corporation completed construction of an MTBE unit and a tertiary amyl methyl ether (TAME) unit at its Virgin Islands refinery. MTBE and TAME are blending components for oxygenated and reformulated gasolines. Oxygenates, such as MTBE and TAME, are required in gasoline sold during the winter months in areas designated by the Environmental Protection Agency. Since 1992, the Corporation has been producing oxygenated gasolines, which are formulated specifically to reduce carbon monoxide emissions. The Corporation's Virgin Islands refinery also has desulfurization capabilities enabling it to produce low-sulfur diesel fuel that meets the October 1993 requirements of the Clean Air Act.
        Reformulated gasolines, which decrease emissions of volatile and toxic organic compounds, will be required in designated areas commencing in January 1995. The Corporation has the ability to produce reformulated gasolines that meet these requirements at both the Virgin Islands and Port Reading facilities.
        The Corporation expects that there will continue to be future expenditures for assessment and remediation. Sites where corrective action may be necessary include gasoline stations, terminals, refineries (including solid waste management units under permits issued pursuant to the Resource Conservation and Recovery Act) and, although not significant, Superfund sites where the Corporation has been named a potentially responsible party under the Superfund legislation. The Corporation expects that existing reserves for environmental liabilities will adequately cover costs of assessing and remediating known environmental sites.
        The Corporation expended $14 million in 1993, $16 million in 1992 and $22 million in 1991 for remediation, mostly in its refining and marketing activity. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $28 million in 1993, $10 million in 1992 and $42 million in 1991.

DIVIDENDS
Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 1993 and 1992.

STOCK MARKET INFORMATION
The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 1993 and 1992 were as follows:

=========================================================================
                                               1993            1992
                                          --------------  ---------------
Quarter ended                              High    Low     High      Low
- -------------------------------------------------------------------------
March 31                                  53-3/8  43-5/8  49-7/8   37
June 30                                   56-3/8  48      48-1/8   36-5/8
September 30                              54-1/2  46-5/8  50-5/8   44-5/8
December 31                               54-3/4  42-3/8  51-1/4   43-1/2
=========================================================================

QUARTERLY FINANCIAL DATA
Quarterly results of operations for the years ended December 31, 1993 and 1992 follow (millions of dollars, except per share data):

=========================================================================
                Sales and                                     Net
                other                           Net           income
                operating       Gross           income        (loss)
Quarter         revenues        profit(a)       (loss)        per share
- -------------------------------------------------------------------------
1993
        First   $1,566          $273          $  33 (b)       $  .36
        Second   1,410           135           (145)(c)        (1.57)
        Third    1,245           262            (22)            (.24)
        Fourth   1,631           153           (134)(d)        (1.45)
- -------------------------------------------------------------------------
         Total  $5,852          $823          $(268)          $(2.90)
=========================================================================
1992
        First   $1,430          $213          $ (23)(e)       $ (.29)
        Second   1,458           272              4 (e)          .06
        Third    1,412           290              9              .11
        Fourth   1,575           271             18              .21
- -------------------------------------------------------------------------
         Total  $5,875        $1,046          $   8           $  .09
=========================================================================

(a) Gross profit represents sales and other operating revenues less cost of products sold and operating expenses and depreciation, depletion and amortization.
(b) Includes income of $29 million from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.
(c) Includes charges of $11 million in connection with a refinancing and $80 million for the write-down to market value of refining and marketing inventories.
(d) Reflects special charges aggregating $55 million (see Note 2 to the financial statements).
(e) Includes refunds of prior years' income taxes plus interest of $13 million and $12 million in the first and second quarters of 1992, respectively.

The results of operations for the periods reported herein should not be considered as indicative of future operating results.

CONSOLIDATED BALANCE SHEET
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

===========================================================================
                                                       At December 31
                                                ---------------------------
Thousands of dollars                               1993               1992
- ---------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                    $    79,635      $   141,014
  Accounts receivable
    Trade                                          506,825          702,346
    Other                                           48,162           55,056
  Inventories                                      853,393          981,743
  Prepaid expenses                                 200,151          188,159
- ---------------------------------------------------------------------------
    Total current assets                         1,688,166        2,068,318
- ---------------------------------------------------------------------------

INVESTMENTS AND ADVANCES                           137,161          133,716
- ---------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
  Exploration and production                     9,227,937        9,071,396
  Refining                                       2,994,881        2,483,357
  Marketing                                        839,793          811,601
  Transportation                                   685,818          685,067
  Other                                             38,811           39,344
- ---------------------------------------------------------------------------
    Total--at cost                              13,787,240       13,090,765
  Less reserves for depreciation, depletion,
   amortization and lease impairment             7,052,328        6,646,801
- ---------------------------------------------------------------------------
    Property, plant and equipment--net           6,734,912        6,443,964
- ---------------------------------------------------------------------------

OTHER ASSETS                                        81,307           75,758
- ---------------------------------------------------------------------------

TOTAL ASSETS                                   $ 8,641,546      $ 8,721,756
===========================================================================

================================================================================
                                                              At December 31
                                                        ------------------------
                                                             1993           1992
- --------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable--trade                              $  329,648    $   710,073
  Accrued liabilities                                     613,791        497,033
  Deferred revenue                                        128,566         16,717
  Notes payable                                           117,900             --
  Taxes payable                                           106,893        144,610
  Current maturities of long-term debt                    146,342        148,426
- --------------------------------------------------------------------------------
    Total current liabilities                           1,443,140      1,516,859
- --------------------------------------------------------------------------------

LONG-TERM DEBT                                          3,423,680      3,037,773
- --------------------------------------------------------------------------------

CAPITALIZED LEASE OBLIGATIONS                              91,094        103,265
- --------------------------------------------------------------------------------

DEFERRED LIABILITIES AND CREDITS
  Deferred income taxes                                   462,273        517,821
  Other                                                   192,448        158,439
- --------------------------------------------------------------------------------
    Total deferred liabilities and credits                654,721        676,260
- --------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
  Preferred stock, par value $1.00
    Authorized--20,000,000 shares for issuance in
     series                                                    --             --
  Common stock, par value $1.00
    Authorized--200,000,000 shares
    Issued--92,586,855 shares in 1993; 92,583,702
     shares in 1992                                        92,587         92,584
  Capital in excess of par value                          725,443        725,668
  Retained earnings                                     2,449,325      2,773,018
  Equity adjustment from foreign currency translation    (238,444)      (203,671)
- --------------------------------------------------------------------------------
    Total stockholders' equity                          3,028,911      3,387,599
- --------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $8,641,546     $8,721,756
================================================================================

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities. See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

===========================================================================================================
                                                                         For the Years Ended December 31
                                                                 ------------------------------------------
Thousands of dollars, except per share data                           1993            1992            1991
- -----------------------------------------------------------------------------------------------------------
REVENUES
  Sales (excluding excise taxes) and other operating revenues   $5,851,588      $5,875,000      $6,266,845
  Interest, dividends and other revenues                            21,153          95,352         149,496
- -----------------------------------------------------------------------------------------------------------
     Total revenues                                              5,872,741       5,970,352       6,416,341
- -----------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of products sold and operating expenses                   4,259,206       4,055,823       4,409,832
  Exploration expenses, including dry holes                        258,826         228,998         301,183
  Selling, general and administrative expenses                     596,919         581,542         582,549
  Interest expense                                                 156,615         147,099         177,850
  Depreciation, depletion and amortization                         769,390         773,507         765,877
  Lease impairment                                                  55,261          59,898          62,888
  Provision for income taxes                                        74,186         115,940          31,854
- -----------------------------------------------------------------------------------------------------------
     Total costs and expenses                                    6,170,403       5,962,807       6,332,033
- -----------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE       (297,662)          7,545          84,308
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES          29,459              --              --
- -----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $ (268,203)     $    7,545      $   84,308
===========================================================================================================
NET INCOME (LOSS) PER SHARE BEFORE ACCOUNTING CHANGE                $(3.22)           $.09           $1.04
===========================================================================================================
NET INCOME (LOSS) PER SHARE                                         $(2.90)           $.09           $1.04
===========================================================================================================



STATEMENT OF CONSOLIDATED RETAINED EARNINGS

===========================================================================================================
                                                                         For the Years Ended December 31
                                                                -------------------------------------------
Thousands of dollars, except per share data                           1993            1992            1991
- -----------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                                    $2,773,018      $2,817,507      $2,781,827
 Net income (loss)                                                (268,203)          7,545          84,308
 Dividends declared-common stock
   ($.60 per share in 1993, 1992 and 1991)                         (55,490)        (52,034)        (48,628)
- -----------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                          $2,449,325      $2,773,018      $2,817,507
===========================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

=================================================================================================================
                                                                             For the Years Ended December 31
                                                                        -----------------------------------------
Thousands of dollars                                                          1993            1992          1991
- -----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                      $(268,203)         $7,545       $84,308
  Adjustments to reconcile net income
    (loss) to net cash provided by operating activities
       Depreciation, depletion, amortization and lease impairment          824,651         833,405       828,765
       Exploratory dry hole costs                                          155,725         135,067       189,344
       Decrease in accounts receivable                                     201,290         397,975       583,222
       (Increase) decrease in inventories                                  127,990         (16,735)      369,581
       Decrease in accounts payable, accrued liabilities
         and deferred revenue                                             (154,257)       (220,604)     (507,749)
       Increase (decrease) in taxes payable                                 (8,980)         28,749      (137,526)
       Changes in deferred income taxes and other                          (58,793)        (27,695)      (45,677)
- -----------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                       819,423       1,137,707     1,364,268
- -----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures
      Exploration and production                                          (754,876)       (915,476)   (1,292,935)
      Refining and marketing                                              (591,545)       (639,365)     (410,645)
      Transportation and other                                              (1,620)         (2,953)       (8,735)
- -----------------------------------------------------------------------------------------------------------------
           Total capital expenditures                                   (1,348,041)     (1,557,794)   (1,712,315)
   Other, including proceeds from sales of property,
      plant and equipment                                                   12,436          25,423        37,788
- ----------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                        (1,335,605)     (1,532,371)   (1,674,527)
- ----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance (repayment) of notes                                            117,791        (159,756)     (183,351)
  Long-term borrowings                                                     547,704         675,016       786,280
  Repayment of long-term debt and capitalized lease obligations           (167,769)       (524,384)     (269,414)
  Issuance of common stock                                                      --         497,360            --
  Cash dividends paid                                                      (41,603)        (64,194)      (36,468)
- ----------------------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                       456,123         424,042       297,047
- ----------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                     (1,320)         (8,534)       3,468
- ----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (61,379)         20,844       (9,744)
- ----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             141,014         120,170      129,914
- ----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $79,635        $141,014     $120,170
================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CHANGES IN
COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES


====================================================================================================
                                                              Common stock
                                                        ------------------------         Capital in
                                                        Number of                        excess of
Thousands of dollars                                       shares         Amount          par value
- ----------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1991                                81,019,051      $81,019         $231,499

  Distribution to trustee under executive incentive
    compensation and stock ownership plan (net)                5,000            5              433
  Issuance of warrants                                            --           --            6,862
  Employee stock options exercised                            43,784           44              902
- ----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991                              81,067,835       81,068          239,696

  Issuance of common stock                                11,500,000       11,500          485,860
  Cancellations under executive incentive compensation
    and stock ownership plan (net)                            (8,500)          (8)            (391)
  Employee stock options exercised                            24,367           24              503
- ----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                              92,583,702       92,584          725,668

  Cancellations under executive incentive compensation
    and stock ownership plan (net)                           (17,000)         (17)            (589)
  Employee stock options exercised                            20,153           20              364
- ----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                              92,586,855      $92,587         $725,443
====================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Amerada Hess Corporation and all significant subsidiaries
(the "Corporation"). The Corporation's interests in oil and gas exploration and production ventures are proportionately consolidated.
        Investments in affiliated companies, owned 20% to 50% inclusive, are stated at cost of acquisition plus the Corporation's equity in undistributed net income since acquisition. The change in the equity in net income of these companies is included in other revenues in the Statement of Consolidated Income.
        Intercompany transactions and accounts are eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

INVENTORIES: Crude oil and refined product inventories are valued at the lower of cost or market value. Cost is determined on the first-in, first-out method for approximately two-thirds of the inventories and the average cost method for the remainder.
        Inventories of materials and supplies are valued at or below cost.

EXPLORATION AND DEVELOPMENT COSTS: Oil and gas exploration and producing activities are accounted for on the successful efforts method. Costs of acquiring undeveloped oil and gas leasehold acreage, including lease bonuses, brokers' fees and other related costs, are capitalized. Provisions for impairment of undeveloped oil and gas leases are based on periodic evaluations and other factors.
        Annual lease rentals and exploration expenses, including geological and geophysical expenses and exploratory dry hole costs, are charged against income as incurred.
        Costs of drilling and equipping productive wells, including development dry holes, and related production facilities are capitalized.

DEPRECIATION, DEPLETION AND AMORTIZATION: Depreciation, depletion and amortization of oil and gas production equipment, properties and wells are determined on the unit-of-production method based on estimated recoverable oil and gas reserves. Depreciation of refinery facilities is determined on the unit-of-production method based on estimated thruput volumes. Depreciation of all other plant and equipment is determined on the straight-line method based on estimated useful lives.
        The estimated costs of dismantlement, restoration and abandonment, less estimated salvage values, of offshore oil and gas production platforms and certain other facilities are taken into account in determining depreciation charges.

RETIREMENT OF PROPERTY, PLANT AND EQUIPMENT: Costs of property, plant and equipment retired or otherwise disposed of, less accumulated reserves, are reflected in net income.

MAINTENANCE AND REPAIRS: The estimated costs of major maintenance at refineries (turnarounds) are accrued. Other expenditures for maintenance and repairs are charged against income as incurred. Renewals and improvements are treated as additions to property, plant and equipment, and items replaced are treated as retirements.

ENVIRONMENTAL EXPENDITURES: The Corporation capitalizes environmental expenditures that increase the life or efficiency of property or that reduce or prevent environmental contamination that has yet to occur. The Corporation accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

FOREIGN CURRENCY TRANSLATION: The local currency is the functional currency (primary currency in which business is conducted) for the Corporation's North Sea and Canadian operations. The U.S. dollar is the functional currency for other foreign operations. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity entitled "Equity adjustment from foreign currency translation." Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

HEDGING: The Corporation periodically hedges the effects of fluctuations in the prices of crude oil, natural gas and refined products, interest rates and the exchange rates of foreign currencies. The resulting gain or loss is accounted for as part of the transaction being hedged.

INCOME TAXES: Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards (FAS) No.
109.
  No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

2. 1993 SPECIAL CHARGES
During the fourth quarter of 1993, the Corporation recorded special charges, including asset write-downs, amounting to $78,900,000 ($54,500,000 after income taxes). Of this amount, $56,600,000 ($40,000,000 after income taxes) relates to consolidating U.S. exploration and production activities and offices, reducing the carrying value of certain North Sea oil properties and surrendering an operated joint venture in Abu Dhabi. The remainder represents costs associated with mothballing the Purvis, Mississippi refinery. In total, fixed assets have been reduced by $39,200,000. The charges other than fixed asset reductions are primarily for relocation, severance, and related expenses, substantially all of which are included in selling, general and administrative expenses.

3. INVENTORIES
Inventories at December 31 are as follows:

=================================================================
Thousands of dollars                        1993            1992
- -----------------------------------------------------------------
Crude oil and other charge stocks       $299,015        $353,005
Refined and other finished products      436,633         519,159
- -----------------------------------------------------------------
                                         735,648         872,164
Materials and supplies                   117,745         109,579
- -----------------------------------------------------------------
     Total inventories                  $853,393        $981,743
=================================================================

4. SHORT-TERM NOTES PAYABLE AND RELATED LINES OF CREDIT
Short-term notes payable to banks at December 31, 1993 amount to $117,900,000. There were no short-term notes payable to banks at December 31, 1992. At December 31, 1993, the Corporation has unused lines of credit under uncommitted arrangements with several banks aggregating approximately $607,000,000. No compensating balances or fees are required for such lines of credit.

5. LONG-TERM DEBT
Long-term debt at December 31 consists of the following:

==============================================================================
Thousands of dollars                                  1993               1992
- ------------------------------------------------------------------------------

7% Marine Terminal Revenue Bonds-Series
  1978--City of Valdez, Alaska, due 2003              $20,000         $20,000
Pollution Control Revenue Bonds with sinking
  fund requirements, weighted average rate
  6.2%,* due through 2022                              52,686          52,675
Fixed rate notes, payable principally to
  insurance companies, weighted average rate
  9.0%, due through 2013                            1,219,979       1,268,257
Revolving Credit Agreements with banks,
  weighted average rate 4.6%,* due through 1997     1,157,789         795,714
Revolving Credit Agreements with banks,
  weighted average rate 6.4%,* due through 2000       939,710         829,479
Revolving Credit Agreement with banks,
  weighted average rate 4.1%, due through 1998        126,000         158,000
Other loans, weighted average rate 8.3%,
  due through 2007                                     53,858          62,074
- ------------------------------------------------------------------------------
                                                    3,570,022       3,186,199
Less amount included in current maturities            146,342         148,426
- ------------------------------------------------------------------------------
    Total                                          $3,423,680      $3,037,773

*Includes effect of interest rate conversion agreements.

        The aggregate long-term debt maturing during the next five years is as follows (in thousands): 1994--$146,342 (included in current liabilities); 1995--$481,359; 1996--$784,701; 1997--$1,083,842 and 1998--$223,765.
        Of the total long-term debt at December 31, 1993, including current maturities, $327,090,000 is secured by assets with a net book value of $312,218,000.
        The Corporation's long-term debt agreements contain various restrictions and conditions, including the requirement to maintain a ratio of current assets to current liabilities of not less than 1 to 1. There are also limitations on total borrowings under the agreements. In addition, the cumulative amount of cash dividends and stock distributions (as defined) may not exceed consolidated net income (as defined) subsequent to December 31, 1990, plus $600,000,000. At December 31, 1993, the ratio of current assets to current liabilities is 1.2 to 1 and the Corporation has additional allowable borrowing capacity for the construction or acquisition of assets of $441,000,000. Retained earnings free of restrictions at December 31, 1993 amount to $267,000,000.
        At December 31, 1993, the Corporation has Revolving Credit Agreements (the "Agreements") with banks aggregating $1,560,000,000 ($1,157,789,000 outstanding at December 31, 1993). Borrowing capacity under the Agreements declines each year through 1997, with $1,440,000,000 of the capacity terminating in 1996 and 1997. Interest is based on various money market rates chosen by the Corporation. The Corporation also pays facility fees ranging from .125% to .15% per annum on the entire credit line and commitment fees of .25% to .3% per annum on the unused portion.
        A wholly-owned subsidiary of the Corporation operating in the United Kingdom has two multi-currency revolving credit agreements (the "United Kingdom Facilities") with banks aggregating approximately $1,040,000,000. The first Facility provides for revolving credit of $750,000,000 ($650,000,000 outstanding at December 31, 1993), which declines each year from 1994 through 1998. Borrowings bear interest at .625% above the London Interbank Offered Rate. The second Facility provides for limited recourse revolving credit of 195,500,000 pounds ($289,710,000), which was fully drawn at December 31, 1993. Amounts outstanding under the agreement decline each year through 2000. Borrowings bear interest at 1% above the London Interbank Offered Rate. The United Kingdom Facilities provide for commitment fees of .188% and .20% per annum, respectively, on the unused portions of the credit lines.
        A wholly-owned subsidiary of the Corporation operating in Canada has a dual-currency Revolving Credit Facility (the "Canada Facility") with banks aggregating $190,000,000 ($126,000,000 outstanding at December 31, 1993). The amount available under the Canada Facility declines ratably each year through 1998. Interest is based on various money market rates chosen by the subsidiary. Commitment fees of .25% per annum are payable on the unused credit lines.
        A wholly-owned subsidiary of the Corporation operating in Norway has a Revolving Credit Facility (the "Norway Facility") with banks aggregating $40,000,000. No borrowings are outstanding at December 31, 1993. The amount available under the Norway Facility declines ratably in 1994 and 1995. Commitment fees of .25% per annum are payable on the unused credit lines.
        At December 31, 1993, the Corporation has interest rate conversion agreements, the net effect of which is to reduce the percentage of its floating rate debt to total debt from 64% to 54%.
        The total amount of interest paid (net of amounts capitalized) on short-term and long-term debt, in 1993, 1992 and 1991 was $183,047,000, $139,705,000 and $186,450,000, respectively.

6. STOCKHOLDERS' EQUITY
At December 31, 1993, the number of shares of common stock reserved for issuance is as follows:

==================================================================
Future grants under the Long-Term Incentive
  Compensation and Stock Ownership Plan                   641,400
Warrants*                                               1,044,354
- ------------------------------------------------------------------
         Total                                          1,685,754
==================================================================

*Exercisable through June 27, 2001 at $65.11 per share.

7. FOREIGN CURRENCY TRANSLATION
Foreign currency exchange transactions reflected in net income (after income tax effect) amounted to losses of $1,788,000 in 1993 and $707,000 in 1992 and a gain of $6,375,000 in 1991.
        The equity adjustment from foreign currency translation, reflected as a component of stockholders' equity, decreased by $34,773,000 in 1993 and $197,382,000 in 1992. The cumulative translation adjustments at December 31 consist of:

=========================================================================
Thousands of dollars                              1993             1992
- -------------------------------------------------------------------------
Working capital                                 $40,786         $33,804
Property, plant and equipment, net             (490,033)       (421,328)
Long-term debt                                   91,749          86,880
Deferred income taxes                            45,874          31,381
Other items                                      73,180          65,592
- -------------------------------------------------------------------------
          Total                               $(238,444)      $(203,671)
=========================================================================

8. PENSION PLANS
The Corporation has non-contributory defined benefit pension plans covering substantially all employees, except those covered by union pension plans. Retirement benefits are based on credited service and final average compensation. The Corporation's policy is to fund pension costs accrued, except where funding limitations are imposed under income tax regulations.

         Pension expense consisted of:

=================================================================================================
Thousands of dollars                                       1993            1992            1991
- -------------------------------------------------------------------------------------------------
Cost of benefits earned                                 $21,540         $14,890         $10,871
Accrued interest on projected benefit obligation         21,859          21,106          18,357
Return on plan assets                                   (35,053)        (19,384)        (41,759)
Net amortization and deferral                            10,082          (4,812)         19,669
- -------------------------------------------------------------------------------------------------
         Total                                          $18,428         $11,800          $7,138
=================================================================================================

        Plan assets include fixed income and equity securities, including investments in commingled funds. A summary of the funded status of the Corporation's pension plans at December 31 follows:

===============================================================================
Thousands of dollars                                        1993          1992
- -------------------------------------------------------------------------------
Market value of plan assets                            $308,683        $282,530
- -------------------------------------------------------------------------------
Actuarial present value of benefit obligation
Vested                                                  264,076         228,082
Non-vested                                                3,112           3,683
- -------------------------------------------------------------------------------
           Total                                        267,188         231,765
Effect of projected future salary increases              63,101          62,137
- -------------------------------------------------------------------------------
Projected benefit obligation                            330,289         293,902
- -------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets  $(21,606)       $(11,372)
===============================================================================
Components of projected benefit obligation in
excess of plan assets
  Unrecognized prior service costs                      $(7,960)        $(8,969)
  Unrecognized net experience losses                     (4,387)         (9,565)
  Unrecognized net transitional asset                    11,494          14,653
  Accrued pension cost                                  (20,753)         (7,491)
- -------------------------------------------------------------------------------
       Total                                           $(21,606)       $(11,372)
===============================================================================

        The discount rate and assumed rate of future salary increases used in determining the actuarial present value of the projected benefit obligation were 7% and 6%, respectively, in 1993 and 7.5% and 6%, respectively, in 1992. The expected long-term rate of return on plan assets in 1993 and 1992 was 8%.
        The Corporation has non-qualified supplemental pension plans covering certain employees, which provide for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to these unfunded plans totals $17,025,000 at December 31, 1993. Pension expense for the plans was $1,823,000 in 1993, $1,771,000 in 1992 and $1,809,000 in 1991.

9. CAPITALIZATION OF INTEREST
Interest costs related to certain long-term construction projects are capitalized to comply with FAS No. 34, Capitalization of Interest Cost. Capitalized interest amounted to $92,228,000 in 1993, $108,095,000 in 1992 and $60,579,000 in 1991.

10. PROVISION FOR INCOME TAXES
On January 1, 1993, the Corporation changed its method of accounting for income taxes in accordance with FAS No. 109, Accounting for Income Taxes. The cumulative effect of this accounting change at January 1, 1993 was to increase net income by $29,459,000.
         The provision for income taxes consisted of:

=============================================================================
Thousands of dollars                    1993           1992            1991
- -----------------------------------------------------------------------------
United States Federal
  Current                           $ 15,380       $  5,352**      $(39,020)**
  Deferred                           (72,040)       (21,701)         31,657
State                                  1,552          1,891           2,894
- -----------------------------------------------------------------------------
                                     (55,108)       (14,458)         (4,469)
- ----------------------------------------------------------------------------
Foreign
  Current                             93,895        109,406          43,450
  Deferred                            41,272         31,772           1,717
- ----------------------------------------------------------------------------
                                     135,167        141,178          45,167
- ----------------------------------------------------------------------------
Adjustment of deferred tax
liability for income tax
rate changes                          (5,873)       (10,780)         (8,844)
- ----------------------------------------------------------------------------
           Total                    $ 74,186*      $115,940        $ 31,854
============================================================================

 *Excludes the benefit of $29,459 from the cumulative effect of the accounting change.
**Includes $11,220 in 1992 and $39,991 in 1991 from refunds of prior years' income taxes and related adjustments.


     Income (loss) before income taxes consisted of the following:

===============================================================================
Thousands of dollars                      1993            1992            1991
- -------------------------------------------------------------------------------
United States                        $(190,726)        $12,482         $43,865
Foreign*                               (32,750)        111,003          72,297
- -------------------------------------------------------------------------------
         Total                       $(223,476)       $123,485        $116,162
===============================================================================

*Foreign income includes the Corporation's Virgin Islands, shipping and other operations located outside of the United States.

        Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows (in thousands):

===========================================================================
Thousands of dollars                                  1993            1992
- ---------------------------------------------------------------------------
Deferred tax liabilities
  Fixed assets                                    $549,328        $488,850
  Foreign petroleum taxes                          135,483         125,119
  Investments and advances                          16,175          18,007
  Other items                                       77,609          57,745
- ---------------------------------------------------------------------------
    Total deferred tax liabilities                 778,595         689,721
- ---------------------------------------------------------------------------
Deferred tax assets
  Accrued liabilities                              133,682          94,286
  Net operating and other loss carryforwards       358,291          34,984
  Tax credit carryforwards                         113,856          61,123
  Other items                                       29,820          30,469
- ---------------------------------------------------------------------------
     Total deferred tax assets                     635,649         220,862
  Valuation allowance                             (262,389)             --
- ---------------------------------------------------------------------------
     Net deferred tax assets                       373,260         220,862
- ---------------------------------------------------------------------------
     Net deferred tax liabilities                 $405,335        $468,859
===========================================================================

        The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:

==================================================================================================
Thousands of dollars                                             1993          1992         1991
- -------------------------------------------------------------------------------------------------
United States statutory rate                                    (35.0)%        34.0%        34.0%
Effect of foreign operations, including foreign tax credits      71.6          97.4         23.2
State income taxes, net of Federal income tax benefit              .5           1.0          1.6
Alternative minimum tax                                          (2.9)        (25.5)         2.5
Tax credits                                                      (2.6)         (2.1)       (14.8)
Losses for which no U.S. tax benefit was recorded                  --            --         20.8
Refund of prior years' income taxes and related adjustments        --          (9.1)       (34.4)
Other items                                                       1.6          (1.8)        (5.5)
- -------------------------------------------------------------------------------------------------
     Total                                                       33.2%         93.9%        27.4%
=================================================================================================

        The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $750 million at December 31, 1993, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $200 million would have been required.
        For income tax reporting at December 31, 1993, the Corporation has general business credit carryforwards of approximately $19 million, expiring in 1999 through 2001. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $84 million. The Corporation also has net operating loss carryforwards of approximately $700 million relating to a refining subsidiary, expiring through 2008, and approximately $125 million relating to a foreign exploration and production subsidiary, which can be carried forward indefinitely.
        Income taxes paid (net of refunds) in 1993, 1992 and 1991 amounted to $117,849,000, $48,091,000 and $155,161,000, respectively.

11. NET INCOME PER SHARE
Net income per share was computed on the weighted average number of shares of common stock and common stock equivalents outstanding during each year (92,594,871 shares in 1993, 87,316,950 shares in 1992 and 81,087,735 shares in
1991). Such fully diluted weighted average number of shares reflected the exercise of outstanding stock options.

12. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
At December 31, 1993, the Corporation has $444,500,000 of notional value interest rate conversion agreements with a weighted average maturity of two years, $511,900,000 of notional value over-the-counter contracts (principally petroleum options) maturing in 1994, $35,000,000 of notional value foreign currency exchange contracts maturing in 1994 and $89,000,000 in letters of credit outstanding. Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts. These financial instruments are with major financial institutions and, along with cash and cash equivalents and accounts receivable, expose the Corporation to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. Interest rate conversion agreements and foreign currency exchange contracts protect the Corporation from fluctuations in interest and exchange rates. The over-the-counter contracts, the majority of which are offsetting, are part of the Corporation's production hedging activities and provide partial protection against price changes.
        The Corporation values financial instruments as required by FAS No. 107, Disclosures about Fair Values of Financial Instruments. The carrying amounts of cash and cash equivalents, short-term debt and long-term variable-rate debt approximate fair value. The Corporation estimates the fair value of its long-term, fixed-rate debt generally using discounted cash flow analysis based on the Corporation's current borrowing rates for similar types of debt. Interest rate conversion agreements and foreign currency exchange contracts are valued based on current termination values or quoted market prices of comparable contracts. The Corporation's valuation of over-the-counter contracts considers time value, volatility of the underlying commodities and other factors.
        The carrying amounts of the Corporation's financial instruments generally approximate their fair values at December 31, except as follows:

=======================================================================================================
                                                         1993                            1992
                                                ----------------------          -----------------------
                                                CARRYING         FAIR           CARRYING         FAIR
Millions of dollars                             VALUE            VALUE          VALUE            VALUE
- -------------------------------------------------------------------------------------------------------
Long-term, fixed-rate debt                      $1,321          $1,446          $1,375          $1,465
Petroleum option contracts                          --              10              --              --
Interest rate conversion agreements                 --             (19)             --             (32)
Foreign currency exchange agreements                --              (3)             --             (28)
=======================================================================================================

        The Corporation also used futures, forward, option and swap contracts to reduce price volatility of crude oil, natural gas and refined products. These contracts permit settlement by delivery of commodities and, therefore, are not financial instruments, as defined. The Corporation uses these contracts and the financial instruments discussed above in its hedging activities. At December 31, 1993, the Corporation's hedging activities had contracts maturing through 1994 covering 62,000,000 barrels of crude oil and refined products and 137,000,000 Mcf of natural gas. At December 31, 1992, 38,000,000 barrels of crude oil and refined products and 73,700,000 Mcf of natural gas were hedged with contracts maturing in 1993. The Corporation produced 78,600,000 barrels of crude oil (including natural gas liquids) and 323,900,000 Mcf of natural gas in 1993 and had approximately 40,000,000 barrels of crude oil and petroleum products in its refining and marketing inventories at December 31, 1993. Since these contracts qualify as hedges and correlate to price movements of inventory and crude oil and natural gas production, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. Total unrealized gains for the Corporation's petroleum and natural gas hedging activities were approximately $126,000,000 at December 31, 1993 ($45,000,000 at December 31, 1992).

13. LEASED ASSETS
The Corporation and certain of its subsidiaries lease tankers, gasoline stations, office space and other assets for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. Certain leases are classified as capital leases in accordance with the provisions of FAS No. 13. At December 31, 1993, net capital lease assets of $98,689,000, principally natural gas production and transportation facilities in the United Kingdom, are included in property, plant and equipment in the Consolidated Balance Sheet.
        At December 31, 1993, future minimum rental payments applicable to capital and noncancelable operating leases (other than oil and gas leases) are as follows:

=================================================================
                                        Operating       Capital
Thousands of dollars                    Leases          Leases
- -----------------------------------------------------------------
1994                                    $92,762         $17,112
1995                                     75,844          18,181
1996                                     69,763          19,226
1997                                     54,686          20,336
1998                                     35,250          21,531
Remaining years                         329,942          25,638
- -----------------------------------------------------------------
Total minimum lease payments            658,247         122,024
Less: Imputed interest                       --          19,532
      Income from subleases              17,450              --
- -----------------------------------------------------------------
Net minimum lease payments             $640,797        $102,492
=================================================================
Capitalized lease obligations--
  Current                                              $ 11,398
  Long-term                                              91,094
- -----------------------------------------------------------------
     Total                                             $102,492
=================================================================

        Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:

=========================================================================
Thousands of dollars                1993            1992            1991
- -------------------------------------------------------------------------
Total rental expense            $180,459        $164,170        $162,477
Less income from subleases           855           1,431           1,357
- -------------------------------------------------------------------------
  Net rental expense            $179,604        $162,739        $161,120
=========================================================================

14. INFORMATION ON MAJOR OPERATING ACTIVITIES
The Corporation operates principally in the petroleum industry. Exploration and production operations include the exploration for, and production and processing of, crude oil and natural gas. Refining and marketing operations include the manufacture, purchase, transportation and marketing of petroleum products.
         Financial data by major geographic area for each of the three years ended December 31, 1993 follow:

====================================================================================================
                                                                                        Consol-
Millions of dollars             United States(a)        Europe          Other           idated(b)
- ----------------------------------------------------------------------------------------------------
1993
   Operating revenues
     Unaffiliated customers            $4,715            $ 929          $ 208            $5,852
     Intergeographic transfers             --               --            147
   Operating profit (loss)               (330)             147            116               (67)
   Identifiable assets                  5,401            2,412            829             8,642
====================================================================================================
1992
   Operating revenues
     Unaffiliated customers            $4,703            $ 978          $ 194            $5,875
     Intergeographic transfers             --                1            152
   Operating profit (loss)                (38)             236             73               271
   Identifiable assets                  5,350            2,459            913             8,722
====================================================================================================
1991
   Operating revenues
     Unaffiliated customers            $5,173            $ 888          $ 206            $6,267
     Intergeographic transfers             --               --            142
   Operating profit                       118              105             71               294
   Identifiable assets                  5,404            2,420          1,017             8,841
====================================================================================================

(a)Includes U.S. Virgin Islands and shipping operations.
(b)After elimination of transactions between affiliates, which are valued at approximate market prices.

Financial data by major operating activity for each of the three years ended December 31, 1993 follow:

=================================================================================================================================
                                                Exploration and         Refining and            Corporate
Millions of dollars                                  Production            Marketing            and Other       Consolidated(a)
- ---------------------------------------------------------------------------------------------------------------------------------
1993
   Operating revenues
     Total operating revenues                            $2,541               $3,512               $  578
     Less: Transfers between affiliates                     248                   59                  472
- ---------------------------------------------------------------------------------------------------------------------------------
     Operating revenues from unaffiliated customers      $2,293               $3,453               $  106             $5,852
=================================================================================================================================
   Operating profit (loss)                               $  260               $ (318)              $   (9)            $  (67)
   Interest expense                                          --                   --                 (156)              (156)
   (Provision) benefit for income taxes                    (144)                  25                   74(b)             (45)
- --------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                   $  116               $ (293)              $  (91)            $ (268)
================================================================================================================================
   Depreciation, depletion and amortization              $  639               $  101               $   29             $  769
   Identifiable assets                                    4,446                3,597                  599              8,642
   Capital expenditures                                     755                  591                    2              1,348
================================================================================================================================
1992
   Operating revenues
     Total operating revenues                            $2,399               $3,739               $  617
     Less: Transfers between affiliates                     281                  107                  492
- --------------------------------------------------------------------------------------------------------------------------------
     Operating revenues from unaffiliated customers      $2,118               $3,632               $  125             $5,875
================================================================================================================================
   Operating profit (loss)                               $  373               $ (121)              $   19             $  271
   Interest expense                                          --                   --                 (147)              (147)
   (Provision) benefit for income taxes                    (154)                  (8)                  46               (116)
- --------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                   $  219               $ (129)              $  (82)            $    8
================================================================================================================================
   Depreciation, depletion and amortization              $  677               $   66               $   31             $  774
   Identifiable assets                                    4,703                3,417                  602              8,722
   Capital expenditures                                     916                  639                    3              1,558
================================================================================================================================
1991
   Operating revenues
     Total operating revenues                            $2,226               $4,317               $  601
     Less: Transfers between affiliates                     329                   64                  484
- --------------------------------------------------------------------------------------------------------------------------------
     Operating revenues from unaffiliated customers      $1,897               $4,253               $  117             $6,267
================================================================================================================================
   Operating profit (loss)                               $  361               $ (102)              $   35              $ 294
   Interest expense                                          --                   --                 (178)              (178)
   (Provision) benefit for income taxes                     (93)                   1                   60                (32)
- --------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                   $  268               $ (101)              $  (83)             $  84
================================================================================================================================
   Depreciation, depletion and amortization              $  670               $  64                $   32              $ 766
   Identifiable assets                                    5,071               3,203                   567              8,841
   Capital expenditures                                   1,293                 410                     9              1,712
================================================================================================================================

(a) After elimination of transactions between affiliates, which are valued at approximate market prices.
(b) Includes a benefit of $29 million from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.

REPORT OF MANAGEMENT
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

        The consolidated financial statements of Amerada Hess Corporation and consolidated subsidiaries were prepared by and are the responsibility of management. These financial statements conform with generally accepted accounting principles and are, in part, based on estimates and judgements of management. Other information included in this Annual Report is consistent with that in the consolidated financial statements.
        The Corporation maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. Judgements are required to balance the relative costs and benefits of the system of internal controls.
        The Corporation's consolidated financial statements have been audited by Ernst & Young, independent auditors, who have been selected by the Audit Committee of the Board of Directors and approved by the stockholders. Ernst & Young assesses the Corporation's system of internal controls and performs tests and procedures that they consider necessary to arrive at an opinion on the fairness of the consolidated financial statements.
        The Audit Committee of the Board of Directors, which consists solely of nonemployee directors, meets periodically with the independent auditors, internal auditors and management to review and discuss the Corporation's financial information, the system of internal controls and the results of internal and external audits. Ernst & Young and the Corporation's internal auditors have unrestricted access to the Audit Committee to discuss audit findings and other financial matters.

LEON HESS                                       JOHN Y. SCHREYER
Chairman of the Board                           Executive Vice President
and Chief Executive Officer                     Chief Financial Officer


REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
AMERADA HESS CORPORATION

We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, retained earnings, changes in common stock and capital in excess of par value and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 1993 and 1992 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                                  /s/ ERNST & YOUNG

                                                      New York, N.Y.
                                                      February 14, 1994

SUPPLEMENTARY OIL AND GAS DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

The supplementary oil and gas data which follows is presented in accordance with Statement of Financial Accounting Standards (FAS) No. 69, Disclosures about Oil and Gas Producing Activities, and includes (1) costs incurred, capitalized costs and results of operations relating to oil and gas producing activities, (2) net proved oil and gas reserves, and (3) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves, including a reconciliation of changes therein.

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

===============================================================================================================================
                                                                        United                                          Other
For the Years Ended December 31 (Millions of dollars)   Total           States          Canada          Europe          Areas
- -------------------------------------------------------------------------------------------------------------------------------
1993
   Property acquisitions                                  $ 56            $ 48            $ 5             $   2           $  1
   Exploration                                             274             147             27                98              2
   Development                                             527             151             22               345              9

1992
   Property acquisitions                                  $ 38            $ 31            $ 2             $  --           $   5
   Exploration                                             229             104             17                89              19
   Development                                             742             116             10               608               8

1991
   Property acquisitions                                  $117            $102            $ 4             $ --            $  11
   Exploration                                             326             157             22              130               17
   Development                                             962             188             55              705               14
===============================================================================================================================


CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
================================================================================
At December 31 (Millions of dollars)                     1993            1992
- --------------------------------------------------------------------------------
Unproved properties                                    $  484          $  499
Proved properties                                       2,057           2,083
Wells, equipment and related facilities                 6,687           6,489
- --------------------------------------------------------------------------------
   Total costs                                          9,228           9,071

Less: Reserves for depreciation, depletion,
   amortization and lease impairment                    5,266           4,939
- --------------------------------------------------------------------------------
Net capitalized costs                                  $3,962          $4,132
================================================================================

The results of operations for oil and gas producing activities shown below exclude sales of purchased crude oil and natural gas, non-operating revenues, interest expense and gains and losses resulting from foreign currency exchange transactions. Therefore, these results differ from the net income from exploration and production operations in Note 14 to the financial statements.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

==================================================================================================================================
                                                                                United                                  Other
For the Years Ended December 31 (Millions of dollars)           Total           States          Canada     Europe       Areas
- ---------------------------------------------------------------------------------------------------------------------------------
1993
Sales and other operating revenues
  Unaffiliated customers                                        $1,790          $704            $176       $890         $ 20
  Inter-company                                                    227           119              --         --          108
- --------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                              2,017           823             176        890          128
- --------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Production expenses, including related taxes                     607           233              49        294           31
  Exploration expenses, including dry holes                        259           150              18         89            2
  Other operating expenses                                         218            79              12        109           18
  Depreciation, depletion, amortization and lease impairment       694           332              54        271           37
  Provision for income taxes                                       133             9              23         82           19
- --------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                    1,911           803             156        845          107
- --------------------------------------------------------------------------------------------------------------------------------
Results of operations                                           $  106          $ 20            $ 20       $ 45         $ 21
================================================================================================================================
1992
Sales and other operating revenues
  Unaffiliated customers                                        $1,846          $701            $161       $963         $ 21
  Inter-company                                                    257           141              --          2          114
- --------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                              2,103           842             161        965          135
- --------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Production expenses, including related taxes                     603           223              48        310           22
  Exploration expenses, including dry holes                        229           100              14         95           20
  Other operating expenses                                         230            55              14        137           24
  Depreciation, depletion, amortization and lease impairment       736           398              61        241           36
  Provision for income taxes                                       122            12              17         59           34
- --------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                    1,920           788             154        842          136
- --------------------------------------------------------------------------------------------------------------------------------
Results of operations                                           $  183          $ 54            $  7       $123         $ (1)
================================================================================================================================
1991
Sales and other operating revenues
  Unaffiliated customers                                        $1,790          $779            $156       $824         $ 31
  Inter-company                                                    306           199              --         --          107
- --------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                              2,096           978             156        824          138
- --------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Production expenses, including related taxes                     589           244              50        267           28
  Exploration expenses, including dry holes                        301           143              21        120           17
  Other operating expenses                                         215            72              14        108           21
  Depreciation, depletion, amortization and lease impairment       733           371              52        262           48
  Provision for income taxes                                        58            36              12        (16)          26
- --------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                    1,896           866             149        741          140
- --------------------------------------------------------------------------------------------------------------------------------
Results of operations                                           $  200          $112            $  7       $ 83         $ (2)
================================================================================================================================

The Corporation's net oil and gas reserves have been estimated by DeGolyer and MacNaughton, independent consultants. The reserves in the tabulation below include proved undeveloped crude oil and natural gas reserves that will require substantial future development expenditures. The estimates of the Corporation's proved reserves of crude oil and natural gas (after deducting royalties and operating interests owned by others) follow:

OIL AND GAS RESERVES

==================================================================================================================================
                                                                        United                                          Other
                                                        Total           States          Canada          Europe          Areas
- ----------------------------------------------------------------------------------------------------------------------------------
NET PROVED DEVELOPED AND UNDEVELOPED RESERVES
 CRUDE OIL, INCLUDING CONDENSATE AND NATURAL GAS
 LIQUIDS (MILLIONS OF BARRELS)
  At January 1, 1991                                      611              197             45              337             32
  Revisions of previous estimates                          50               14              4               27              5
  Improved recovery                                        12               12             --               --             --
  Extensions, discoveries and other additions              25                5             --               17              3
  Purchases of minerals in-place                           13                1             --                1             11
  Production                                              (73)             (28)            (5)             (33)            (7)
- ----------------------------------------------------------------------------------------------------------------------------------
  At December 31, 1991                                    638              201             44              349             44
  Revisions of previous estimates                          58               25             --               32              1
  Extensions, discoveries and other additions              37                4              1               32             --
  Purchases of minerals in-place                            1               --             --                1             --
  Production                                              (82)             (27)            (5)             (43)            (7)
- ----------------------------------------------------------------------------------------------------------------------------------
  At December 31, 1992                                    652              203             40              371             38
  Revisions of previous estimates                          66               16             --               43              7
  Extensions, discoveries and other additions              28                5              3               20             --
  Purchases of minerals in-place                            3               --              1                2             --
  Production                                              (79)             (26)            (5)             (41)            (7)
- ----------------------------------------------------------------------------------------------------------------------------------
  At December 31, 1993                                    670              198             39              395             38
==================================================================================================================================
 NATURAL GAS (MILLIONS OF MCF)
  AT JANUARY 1, 1991                                    2,683            1,152            555              976             --
  Revisions of previous estimates                          80               66             22               (8)            --
  Extensions, discoveries and other additions              85               46             16               23             --
  Purchases of minerals in-place                           10                7              3               --             --
  Production                                             (307)            (213)           (38)             (56)            --
- ----------------------------------------------------------------------------------------------------------------------------------
  At December 31, 1991                                  2,551            1,058            558              935             --
  Revisions of previous estimates                         166               90             74                2             --
  Extensions, discoveries and other additions             224               70             16              138             --
  Purchases of minerals in-place                           38               11             --               27             --
  Production                                             (339)            (220)           (51)             (68)            --
- ----------------------------------------------------------------------------------------------------------------------------------
  At December 31, 1992                                  2,640            1,009            597            1,034             --
  Revisions of previous estimates                         127               30             (5)             102             --
  Extensions, discoveries and other additions             189               82             65               42             --
  Purchases of minerals in-place                           20               11              4                5             --
  Production                                             (323)            (183)           (61)             (79)            --
- ----------------------------------------------------------------------------------------------------------------------------------
  At December 31, 1993                                  2,653              949*           600            1,104             --
====================================================================================================================================
NET PROVED DEVELOPED RESERVES
 CRUDE OIL, INCLUDING CONDENSATE AND NATURAL GAS
 LIQUIDS (MILLIONS OF BARRELS)
  At January 1, 1991                                      446              182             44              188             32
  At December 31, 1991                                    443              172             43              186             42
  At December 31, 1992                                    436              173             40              191             32
  At December 31, 1993                                    514              169             38              271             36
 NATURAL GAS (MILLIONS OF MCF)
  At January 1, 1991                                    1,906              953            523              430             --
  At December 31, 1991                                  1,872              915            529              428             --
  At December 31, 1992                                  2,002              851            576              575             --
  At December 31, 1993                                  2,260              794            579              887             --
====================================================================================================================================

*Excludes 503 million Mcf of carbon dioxide gas for sale or use in company operations.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves required to be disclosed by FAS No. 69 is based on assumptions and judgements. As a result, the future net cash flow estimates are highly subjective and could be materially different if other assumptions were used. Therefore, caution should be exercised in the use of the data presented below.
        Future net cash flows are calculated by applying year-end oil and gas selling prices (adjusted for price changes provided by contractual arrangements, including hedges) to estimated future production of proved oil and gas reserves, less estimated future development and production costs and future income tax expenses. Future net cash flows are discounted at the prescribed rate of 10%. No recognition is given in the discounted future net cash flow estimates to depreciation, depletion, amortization and lease impairment, exploration expenses, interest expense, general and administrative expenses and changes in future prices and costs. The selling prices of crude oil and natural gas are highly volatile.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES

=================================================================================================================================
                                                                        United                                          Other
At December 31 (Millions of dollars)                    Total           States          Canada          Europe          Areas
- ---------------------------------------------------------------------------------------------------------------------------------
1993
   Future revenues                                    $13,484           $4,135          $1,714          $7,059          $576
- ---------------------------------------------------------------------------------------------------------------------------------
   Less:
        Future development and production costs         6,505            2,258             704           3,360           183
        Future income tax expenses                      2,235              407             308           1,380           140
- ---------------------------------------------------------------------------------------------------------------------------------
                                                        8,740            2,665           1,012           4,740           323
- ---------------------------------------------------------------------------------------------------------------------------------
     Future net cash flows                              4,744            1,470             702           2,319           253
     Less: Discount at 10% annual rate                  1,705              556             266             797            86
- ---------------------------------------------------------------------------------------------------------------------------------
     Standardized measure of discounted future net
        cash flows                                    $ 3,039             $914          $  436          $1,522          $167
=================================================================================================================================
1992
   Future revenues                                    $15,802           $5,035          $1,497          $8,475          $795
- ---------------------------------------------------------------------------------------------------------------------------------
   Less:
        Future development and production costs         6,870            2,505             604           3,570           191
        Future income tax expenses                      3,330              606             320           2,235           169
- ---------------------------------------------------------------------------------------------------------------------------------
                                                       10,200            3,111             924           5,805           360
- ---------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                5,602            1,924             573           2,670           435
   Less: Discount at 10% annual rate                    2,106              777             213             949           167
- ---------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future net
      cash flows                                      $ 3,496           $1,147          $  360          $1,721          $268
=================================================================================================================================
1991
   Future revenues                                    $16,074           $5,025          $1,596          $8,607          $846
- ---------------------------------------------------------------------------------------------------------------------------------
   Less:
        Future development and production costs         8,040            2,511             505           4,782           242
        Future income tax expenses                      2,191              526             388           1,097           180
- ---------------------------------------------------------------------------------------------------------------------------------
                                                       10,231            3,037             893           5,879           422
- ---------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                5,843            1,988             703           2,728           424
   Less: Discount at 10% annual rate                    2,442              740             294           1,272           136
- ---------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future net
   cash flows                                         $ 3,401           $1,248          $  409          $1,456          $288
=================================================================================================================================


CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

==================================================================================================================================
For the years ended December 31 (Millions of dollars)                                       1993            1992            1991
- ----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year             $3,496          $3,401          $4,622
- ----------------------------------------------------------------------------------------------------------------------------------
Changes during the year
  Sales and transfers of oil and gas produced during year, net of production costs        (1,410)         (1,500)         (1,507)
  Development costs incurred during year                                                     527             742             962
  Net changes in prices and production costs applicable to future production              (1,569)             62          (4,083)
  Net change in estimated future development costs                                           (68)            (13)           (454)
  Extensions and discoveries (including improved recovery) of oil and
    gas reserves, less related costs                                                         167             284             301
  Revisions of previous oil and gas reserve estimates                                        288             623             316
  Purchases of minerals in-place                                                              23              35              66
  Accretion of discount                                                                      539             475             832
  Net change in income taxes                                                                 547            (513)          2,331
  Revision in rate or timing of future production and other changes                          499            (100)             15
- ----------------------------------------------------------------------------------------------------------------------------------
       Total                                                                                (457)             95          (1,221)
- ----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year                   $3,039          $3,496          $3,401
==================================================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

==================================================================================================================
Thousands of dollars, except per share data                               1993            1992            1991
- ------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
  Revenues
   Sales (excluding excise taxes) and other operating revenues
    Crude oil (including sales of purchased oil)                    $1,219,750      $1,362,118      $1,448,793
    Natural gas (including sales of purchased gas)                   1,020,563         787,996         574,004
    Petroleum products                                               3,348,900       3,428,702       3,897,748
    Other operating revenues                                           262,375         296,184         346,300
- ------------------------------------------------------------------------------------------------------------------
       Total                                                         5,851,588       5,875,000       6,266,845
   Non-operating revenues                                               21,153          95,352         149,496
- ------------------------------------------------------------------------------------------------------------------
       Total revenues                                                5,872,741       5,970,352       6,416,341
- ------------------------------------------------------------------------------------------------------------------
  Costs and expenses
   Cost of products sold and operating expenses                      4,259,206       4,055,823       4,409,832
   Exploration expenses, including dry holes                           258,826         228,998         301,183
   Selling, general and administrative expenses                        596,919         581,542         582,549
   Interest expense                                                    156,615         147,099         177,850
   Depreciation, depletion and amortization                            769,390         773,507         765,877
   Lease impairment                                                     55,261          59,898          62,888
   Special charge for marine transportation costs                           --              --              --
   Provision for income taxes                                           44,727(*)      115,940          31,854
- ------------------------------------------------------------------------------------------------------------------
       Total costs and expenses                                      6,140,944       5,962,807       6,332,033
- ------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                  $(268,203)         $7,545         $84,308
==================================================================================================================
  Net income (loss) per share (**)                                      $(2.90)           $.09           $1.04
==================================================================================================================
DIVIDENDS PER SHARE
  Common stock                                                          $  .60            $.60            $.60
  Preferred stock (redeemed in 1987)                                        --              --              --
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  (in thousands)                                                        92,595          87,317          81,088
==================================================================================================================

 *Includes a benefit of $29,459 ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.
**For a description of the basis of computing earnings per share, see Note 11 to consolidated financial statements.

AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

===========================================================================================================================
Thousands of dollars, except per share data                        1990            1989            1988            1987
- ---------------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
  Revenues
   Sales (excluding excise taxes) and other operating revenues
    Crude oil (including sales of purchased oil)                $1,248,193      $  904,233      $  872,757      $  886,504
    Natural gas (including sales of purchased gas)                 458,615         315,578         288,915         284,610
    Petroleum products                                           4,587,646       4,107,770       2,864,342       3,347,242
    Other operating revenues                                       653,051         261,373         179,997         195,209
- ---------------------------------------------------------------------------------------------------------------------------
       Total                                                     6,947,505       5,588,954       4,206,011       4,713,565
   Non-operating revenues                                          133,593          90,373          57,533          71,024
- ---------------------------------------------------------------------------------------------------------------------------
       Total revenues                                            7,081,098       5,679,327       4,263,544       4,784,589
- ---------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
   Cost of products sold and operating expenses                 4,708,925       3,837,800       2,964,534       3,521,552
   Exploration expenses, including dry holes                      276,200         164,925         182,205         106,440
   Selling, general and administrative expenses                   512,805         422,491         380,169         328,118
   Interest expense                                               224,200         187,811         145,439         144,147
   Depreciation, depletion and amortization                       687,064         492,510         373,661         359,825
   Lease impairment                                                56,403          53,424          67,753          71,657
   Special charge for marine transportation costs                      --              --              --              --
   Provision for income taxes                                     132,788          44,017          25,566          22,990
- ---------------------------------------------------------------------------------------------------------------------------
       Total costs and expenses                                 6,598,385       5,202,978       4,139,327       4,554,729
- ---------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                            $  482,713      $  476,349      $  124,217      $  229,860
===========================================================================================================================
  Net income (loss) per share (**)                                  $5.96           $5.87           $1.51           $2.73
===========================================================================================================================
DIVIDENDS PER SHARE
  Common stock                                                       $.60           $ .60           $ .60           $ .45
  Preferred stock (redeemed in 1987)                                   --              --              --           $2.63
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  (in thousands)                                                   81,023          81,147          82,031          84,136
===========================================================================================================================



=====================================================================================================================
Thousands of dollars, except per share data                                  1986              1985            1984
- ---------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
  Revenues
   Sales (excluding excise taxes) and other operating revenues
    Crude oil (including sales of purchased oil)                       $  806,927        $2,150,919      $2,266,698
    Natural gas (including sales of purchased gas)                        284,533           336,552         358,184
    Petroleum products                                                  2,649,197         4,877,005       5,391,132
    Other operating revenues                                              270,525           307,776         254,633
- ---------------------------------------------------------------------------------------------------------------------
       Total                                                            4,011,182         7,672,252       8,270,647
   Non-operating revenues                                                  51,073            50,290          83,105
- ---------------------------------------------------------------------------------------------------------------------
       Total revenues                                                   4,062,255         7,722,542       8,353,752
- ---------------------------------------------------------------------------------------------------------------------
  Costs and expenses
   Cost of products sold and operating expenses                         3,155,868         5,829,095       6,371,046
   Exploration expenses, including dry holes                              148,506           229,753         212,161
   Selling, general and administrative expenses                           315,199           300,542         371,323
   Interest expense                                                       164,275           189,263         193,628
   Depreciation, depletion and amortization                               382,273           373,734         326,754
   Lease impairment                                                        85,971           110,297         118,623
   Special charge for marine transportation costs                              --           536,692              --
   Provision for income taxes                                              (7,267)          375,277         589,575
- ---------------------------------------------------------------------------------------------------------------------
       Total costs and expenses                                         4,244,825         7,944,653       8,183,110
- ---------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                    $ (182,570)       $ (222,111)     $  170,642
=====================================================================================================================
  Net income (loss) per share (**)                                         $(2.16)           $(2.63)          $2.02
=====================================================================================================================
DIVIDENDS PER SHARE
  Common stock                                                                 --             $1.10           $1.10
  Preferred stock (redeemed in 1987)                                        $3.50             $3.50           $3.50
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  (in thousands)                                                           84,440            84,536          84,618
=====================================================================================================================


 *Includes a benefit of $29,459 ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.
**For a description of the basis of computing earnings per share, see Note 11 to consolidated financial statements.

TEN-YEAR SUMMARY OF FINANCIAL DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

==========================================================================================================
Thousands of dollars, except per share data                          1993            1992            1991
- ----------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                       $79,635        $141,014        $120,170
  Working capital                                                 245,026         551,459         625,370
  Property, plant and equipment
    Exploration and production                                 $9,227,937      $9,071,396      $9,174,705
    Refining and marketing                                      3,834,674       3,294,958       2,632,026
    Transportation and other                                      724,629         724,411         723,101
- ----------------------------------------------------------------------------------------------------------
       Total-at cost                                           13,787,240      13,090,765      12,529,832
    Less reserves                                               7,052,328       6,646,801       6,339,232
- ----------------------------------------------------------------------------------------------------------
       Property, plant and equipment-net                       $6,734,912      $6,443,964      $6,190,600
- ----------------------------------------------------------------------------------------------------------
  Total assets                                                 $8,641,546      $8,721,756      $8,841,435
  Long-term debt                                                3,423,680       3,037,773       3,022,652
  Stockholders' equity                                          3,028,911       3,387,599       3,131,982
  Stockholders' equity per share                                   $32.71          $36.59          $38.63
==========================================================================================================
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                      $819,423      $1,137,707      $1,364,268
- ----------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
       Exploration and production                                (754,876)       (915,476)     (1,292,935)
       Refining and marketing                                    (591,545)       (639,365)       (410,645)
       Transportation and other                                    (1,620)         (2,953)         (8,735)
- ----------------------------------------------------------------------------------------------------------
          Total capital expenditures                           (1,348,041)     (1,557,794)     (1,712,315)
    Other, including proceeds from sales of
      property, plant and equipment                                12,436          25,423          37,788
- ----------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                    (1,335,605)     (1,532,371)     (1,674,527)
- ----------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                 117,791        (159,756)       (183,351)
    Long-term borrowings                                          547,704         675,016         786,280
    Repayment of long-term debt and capitalized
       lease obligations                                         (167,769)       (524,384)       (269,414)
    Issuance of common stock                                           --         497,360              --
    Cash dividends paid                                           (41,603)        (64,194)        (36,468)
    Common and preferred stock retired                                 --              --              --
- ----------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities         456,123         424,042         297,047
- ----------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                          (1,320)         (8,534)          3,468
- ----------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents           $(61,379)        $20,844         $(9,744)
==========================================================================================================
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)*              92,587          92,584          81,068
  Number of stockholders
   (based on number of holders of record)                          12,000          13,088          13,732
  Market price of common stock                                     $45.13          $46.00          $47.50
==========================================================================================================

*Assuming conversion of preferred prior to 1987.

AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

==========================================================================================================================
Thousands of dollars, except per share data                       1990              1989            1988            1987
- --------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                   $   129,914      $  120,300      $  213,184      $  226,513
  Working capital                                                 603,244         493,168         285,074         161,764
  Property, plant and equipment
    Exploration and production                                $ 8,210,531      $6,403,799      $5,360,817      $5,010,724
    Refining and marketing                                      2,230,000       2,053,018       1,973,782       1,922,620
    Transportation and other                                      717,452         710,439         703,862         680,257
- --------------------------------------------------------------------------------------------------------------------------
       Total-at cost                                           11,157,983       9,167,256       8,038,461       7,613,601
    Less reserves                                               5,594,399       4,688,142       4,358,765       4,064,227
- --------------------------------------------------------------------------------------------------------------------------
       Property, plant and equipment-net                      $ 5,563,584      $4,479,114      $3,679,696      $3,549,374
- --------------------------------------------------------------------------------------------------------------------------
  Total assets                                                $ 9,056,636      $6,867,411      $5,371,979      $5,304,808
  Long-term debt                                                2,531,974       2,348,483       1,313,981       1,064,268
  Stockholders' equity                                          3,106,029       2,560,628       2,215,154       2,158,544
  Stockholders' equity per share                                   $38.34          $31.69          $27.02          $26.30
==========================================================================================================================
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                   $ 1,326,444      $  805,848      $  747,393      $  452,158
- --------------------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
       Exploration and production                              (1,265,168)     (1,729,357)       (652,600)       (304,462)
       Refining and marketing                                    (182,090)        (86,645)        (60,084)        (36,018)
       Transportation and other                                   (14,169)        (12,667)        (17,245)         (7,663)
- --------------------------------------------------------------------------------------------------------------------------
          Total capital expenditures                           (1,461,427)     (1,828,669)       (729,929)       (348,143)
    Other, including proceeds from sales of
      property, plant and equipment                               (12,012)          6,644          16,401           4,845
- --------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                    (1,473,439)     (1,822,025)       (713,528)       (343,298)
- --------------------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                  46,744          13,823        (205,414)        398,889
    Long-term borrowings                                          461,413       1,203,994         416,161          63,000
    Repayment of long-term debt and capitalized
       lease obligations                                         (287,531)       (194,870)       (191,159)       (372,115)
    Issuance of common stock                                           --              --              --              --
    Cash dividends paid                                           (60,681)        (48,785)        (49,248)        (25,857)
    Common and preferred stock retired                             (6,213)        (43,632)         (7,420)        (62,138)
- --------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities         153,732         930,530         (37,080)          1,779
- --------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                           2,877          (7,237)        (10,114)         23,193
- --------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents        $     9,614      $  (92,884)     $  (13,329)     $  133,832
==========================================================================================================================
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)*              81,019          80,804          81,979          82,089
  Number of stockholders
   (based on number of holders of record)                          14,669          16,638          18,031          19,343
  Market price of common stock                                     $46.38          $48.75          $31.50          $24.88
==========================================================================================================================

*Assuming conversion of preferred prior to 1987.






===========================================================================================================
Thousands of dollars, except per share data                         1986             1985            1984
- -----------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                    $   92,681       $  171,074      $  152,526
  Working capital                                                 231,602          434,049         636,630
  Property, plant and equipment
    Exploration and production                                 $4,508,499       $4,468,310      $3,915,954
    Refining and marketing                                      1,900,919        1,901,371       1,859,462
    Transportation and other                                      721,743          789,781         787,401
- -----------------------------------------------------------------------------------------------------------
       Total-at cost                                            7,131,161        7,159,462       6,562,817
    Less reserves                                               3,601,978        3,220,824       2,681,236
- -----------------------------------------------------------------------------------------------------------
       Property, plant and equipment-net                       $3,529,183       $3,938,638      $3,881,581
- -----------------------------------------------------------------------------------------------------------
  Total assets                                                 $4,904,710       $6,213,662      $6,345,128
  Long-term debt                                                1,347,848        1,670,292       1,848,321
  Stockholders' equity                                          1,938,793        2,114,757       2,403,390
  Stockholders' equity per share                                   $22.97           $25.04          $28.47
===========================================================================================================
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                    $  560,063       $1,230,925      $  645,495
- -----------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
       Exploration and production                                (207,374)        (611,848)       (585,367)
       Refining and marketing                                      (7,511)         (83,989)       (281,883)
       Transportation and other                                    (2,545)          (3,445)        (32,869)
- -----------------------------------------------------------------------------------------------------------
          Total capital expenditures                             (217,430)        (699,282)       (900,119)
    Other, including proceeds from sales of
      property, plant and equipment                                13,895           19,627          69,501
- -----------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                      (203,535)        (679,655)       (830,618)
- -----------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                 (95,314)        (108,257)        296,042
    Long-term borrowings                                           21,102              940         158,995
    Repayment of long-term debt and capitalized
       lease obligations                                         (336,224)        (333,964)       (140,664)
    Issuance of common stock                                           --               --              --
    Cash dividends paid                                           (23,757)         (92,268)        (92,347)
    Common and preferred stock retired                                 --               --          (3,336)
- -----------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities        (434,193)        (533,549)        218,690
- -----------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                            (728)             827          (2,014)
- -----------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents         $  (78,393)      $   18,548      $   31,553
===========================================================================================================
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)*              84,408           84,439          84,410
  Number of stockholders
   (based on number of holders of record)                          23,696           25,497          27,602
  Market price of common stock                                     $23.75           $27.25          $24.38
===========================================================================================================


TEN-YEAR SUMMARY OF OPERATING DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

====================================================================================================
                                                           1993            1992            1991
- ----------------------------------------------------------------------------------------------------
PRODUCTION PER DAY (NET)
  Crude oil (barrels)
     United States                                       60,173          62,517          66,063
     Canada                                              11,536          11,528          11,966
     United Kingdom (North Sea)                          80,019          86,265          59,979
     Norway (North Sea)                                  26,388          29,598          28,619
     Abu Dhabi                                           10,004          11,150           9,866
     Africa*                                              8,301           6,910           8,952
- ----------------------------------------------------------------------------------------------------
        Total                                           196,421         207,968         185,445
====================================================================================================
  Natural gas liquids (barrels)
     United States                                       11,798          11,063          10,047
     Canada                                               1,956           1,981           1,997
     United Kingdom (North Sea)                           3,783           1,468             766
     Norway (North Sea)                                   1,432           1,707           1,752
- ----------------------------------------------------------------------------------------------------
        Total                                            18,969          16,219          14,562
====================================================================================================
  Natural gas (Mcf)
     United States                                      502,459         601,824         583,740
     Canada                                             167,839         137,680         104,151
     United Kingdom (North Sea)                         188,024         153,599         128,014
     Norway (North Sea)                                  28,987          31,858          26,947
- ----------------------------------------------------------------------------------------------------
        Total                                           887,309         924,961         842,852
====================================================================================================
WELL COMPLETIONS (NET)
     Oil wells                                               48              33              45
     Gas wells                                               49              20              41
     Dry holes                                               37              22              36
PRODUCTIVE WELLS AT YEAR-END (NET)
     Oil wells                                            2,189           2,082           2,103
     Gas wells                                            1,115             966             927
- ----------------------------------------------------------------------------------------------------
        Total                                             3,304           3,048           3,030
UNDEVELOPED NET ACREAGE (HELD AT END OF YEAR)
     United States                                    1,854,000       1,819,000       1,802,000
     Canada                                             788,000         840,000         842,000
     Other international                              3,522,000       2,328,000       2,638,000
- ----------------------------------------------------------------------------------------------------
        Total                                         6,164,000       4,987,000       5,282,000
====================================================================================================
SHIPPING
     Vessels owned or under charter at year-end              15              21              21
     Total deadweight tons                            2,398,000       3,223,000       2,825,000
REFINING (BARRELS DAILY)
     Refinery crude runs                                351,000         335,000         320,000
PETROLEUM PRODUCTS SOLD (BARRELS DAILY)
     Gasoline, distillates and other light products     291,000         275,000         285,000
     Residual fuel oils                                  95,000         102,000         128,000
- ----------------------------------------------------------------------------------------------------
        Total                                           386,000         377,000         413,000
====================================================================================================
STORAGE CAPACITY AT YEAR-END (BARRELS)               94,380,000      95,199,000      94,879,000
NUMBER OF EMPLOYEES (AVERAGE)                            10,173          10,263          10,317
====================================================================================================

*PRINCIPALLY PRODUCTION FROM GABON AFTER 1990 AND FROM LIBYA PRIOR TO JUNE 30,
 1986, WHEN THE CORPORATION CEASED OPERATIONS IN ACCORDANCE WITH UNITED STATES GOVERNMENT REGULATIONS.

AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

==============================================================================================================
                                                          1990            1989            1988            1987
- --------------------------------------------------------------------------------------------------------------
PRODUCTION PER DAY (NET)
  Crude oil (barrels)
     United States                                      62,434          60,992          60,782          62,635
     Canada                                              9,494           9,178           9,251           8,592
     United Kingdom (North Sea)                         56,027          38,707          32,223          27,709
     Norway (North Sea)                                 24,351          24,135          21,782          20,937
     Abu Dhabi                                           8,475           7,230           9,374           6,903
     Africa*                                                --              --              --              --
- --------------------------------------------------------------------------------------------------------------
        Total                                          160,781         140,242         133,412         126,776
==============================================================================================================
  Natural gas liquids (barrels)
     United States                                       9,436           9,986           7,183           5,913
     Canada                                              1,704           1,732           1,529           1,306
     United Kingdom (North Sea)                            805             466             295             402
     Norway (North Sea)                                  2,004           2,016           1,884           1,847
- --------------------------------------------------------------------------------------------------------------
        Total                                           13,949          14,200          10,891           9,468
==============================================================================================================
  Natural gas (Mcf)
     United States                                     457,042         335,112         283,114         282,906
     Canada                                             76,768          72,855          61,653          49,229
     United Kingdom (North Sea)                        145,921         126,643         141,139         180,594
     Norway (North Sea)                                 25,656          24,371          20,389          18,771
- --------------------------------------------------------------------------------------------------------------
        Total                                          705,387         558,981         506,295         531,500
==============================================================================================================
WELL COMPLETIONS (NET)
     Oil wells                                              17              19              39              35
     Gas wells                                              33              19              8               13
     Dry holes                                              38              31              35              28
PRODUCTIVE WELLS AT YEAR-END (NET)
     Oil wells                                           2,111           2,048           2,014           2,058
     Gas wells                                             905             714             612             620
- --------------------------------------------------------------------------------------------------------------
        Total                                            3,016           2,762           2,626           2,678
UNDEVELOPED NET ACREAGE (HELD AT END OF YEAR)
     United States                                   1,716,000       1,589,000       1,556,000       1,566,000
     Canada                                            835,000         582,000         786,000         787,000
     Other international                             2,494,000       2,501,000       3,936,000       3,875,000
- --------------------------------------------------------------------------------------------------------------
        Total                                        5,045,000       4,672,000       6,278,000       6,228,000
==============================================================================================================
SHIPPING
     Vessels owned or under charter at year-end             23              22              21              21
     Total deadweight tons                           3,012,000       3,081,000       2,719,000       2,903,000
REFINING (BARRELS DAILY)
     Refinery crude runs                               383,000         397,000         296,000         371,000
PETROLEUM PRODUCTS SOLD (BARRELS DAILY)
     Gasoline, distillates and other light products    296,000         299,000         222,000         257,000
     Residual fuel oils                                132,000         171,000         157,000         154,000
- --------------------------------------------------------------------------------------------------------------
        Total                                          428,000         470,000         379,000         411,000
==============================================================================================================
STORAGE CAPACITY AT YEAR-END (BARRELS)              93,867,000      91,794,000      90,798,000      88,047,000
NUMBER OF EMPLOYEES (AVERAGE)                            9,645           8,740           8,151           7,890
==============================================================================================================




=====================================================================================================
                                                               1986            1985            1984
- -----------------------------------------------------------------------------------------------------
PRODUCTION PER DAY (NET)
  Crude oil (barrels)
     United States                                           65,877          67,109          66,983
     Canada                                                   8,548           8,268           8,992
     United Kingdom (North Sea)                              32,955          32,212          29,368
     Norway (North Sea)                                      17,088          17,896          16,262
     Abu Dhabi                                                9,673           9,819           9,570
     Africa*                                                 15,375          26,878          28,088
- -----------------------------------------------------------------------------------------------------
        Total                                               149,516         162,182         159,263
=====================================================================================================
  Natural gas liquids (barrels)
     United States                                            2,944           4,932           5,712
     Canada                                                   1,627           1,576           1,697
     United Kingdom (North Sea)                                 734             710             738
     Norway (North Sea)                                       1,690           1,654           1,231
- -----------------------------------------------------------------------------------------------------
        Total                                                 6,995           8,872           9,378
=====================================================================================================
  Natural gas (Mcf)
     United States                                          228,827         244,062         267,282
     Canada                                                  46,248          57,297          54,405
     United Kingdom (North Sea)                             168,926         164,443         149,876
     Norway (North Sea)                                      15,230          15,765          15,181
- -----------------------------------------------------------------------------------------------------
        Total                                               459,231         481,567         486,744
=====================================================================================================
WELL COMPLETIONS (NET)
     Oil wells                                                   23              45              85
     Gas wells                                                    6              21              17
     Dry holes                                                   25              47              42
PRODUCTIVE WELLS AT YEAR-END (NET)
     Oil wells                                                2,056           2,149           2,160
     Gas wells                                                  616             626             620
- -----------------------------------------------------------------------------------------------------
        Total                                                 2,672           2,775           2,780
UNDEVELOPED NET ACREAGE (HELD AT END OF YEAR)
     United States                                        1,949,000       2,543,000       2,661,000
     Canada                                                 851,000       1,933,000       2,645,000
     Other international                                  3,626,000       3,567,000       2,785,000
- -----------------------------------------------------------------------------------------------------
        Total                                             6,426,000       8,043,000       8,091,000
=====================================================================================================
SHIPPING
     Vessels owned or under charter at year-end                  22              23              24
     Total deadweight tons                                2,953,000       2,978,000       3,035,000
REFINING (BARRELS DAILY)
     Refinery crude runs                                    293,000         337,000         368,000
PETROLEUM PRODUCTS SOLD (BARRELS DAILY)
     Gasoline, distillates and other light products         207,000         270,000         248,000
     Residual fuel oils                                     151,000         147,000         192,000
- -----------------------------------------------------------------------------------------------------
        Total                                               358,000         417,000         440,000
=====================================================================================================
STORAGE CAPACITY AT YEAR-END (BARRELS)                   87,746,000      88,839,000      88,960,000
NUMBER OF EMPLOYEES (AVERAGE)                                 7,776           8,290           8,806
=====================================================================================================


*PRINCIPALLY PRODUCTION FROM GABON AFTER 1990 AND FROM LIBYA PRIOR TO JUNE 30,
 1986, WHEN THE CORPORATION CEASED OPERATIONS IN ACCORDANCE WITH UNITED STATES GOVERNMENT REGULATIONS.