Form 10-K405, Exhibit 13
AMERADA HESS CORP
filed 1995-03-30
CIK 4447

UNITED STATES EXPLORATION AND PRODUCTION


During 1994, Amerada Hess was confronted by a significant drop in natural gas prices. The Corporation responded to the lower prices by reducing production of natural gas.

         While Amerada Hess reduced capital expenditures, successful drilling and positive reserve revisions, based on reservoir performance on properties acquired in 1989 and on certain onshore properties, resulted in the Corporation replacing 134% of its United States natural gas production and nearly all of its United States liquids production in 1994.

OFFSHORE Amerada Hess drilled two successful exploration wells on Garden Banks Blocks 259 and 260 (AHC 50%) in the Gulf of Mexico. These wells each encountered approximately 200 feet of hydrocarbon-bearing sands. Two previous wells had tested significant volumes of crude oil and natural gas. Early in 1995, a well drilled on a separate structure to the north on Garden Banks Block 215 (AHC 50%) encountered more than 150 feet of hydrocarbon-bearing sands. The Corporation is evaluating potential development plans for this area, which is located in 1,650 feet of water.

         Approximately six miles northeast of Block 215, an exploration well discovered hydrocarbon-bearing sands in a subsalt prospect on Garden Banks Block 128 (AHC 25%). Amerada Hess is drilling an


AMERADA HESS MADE SIGNIFICANT HYDROCARBON DISCOVERIES AND INCREASED UNITED STATES NATURAL GAS RESERVES.

                      [Photo of West Cameron Block 498]

                 [Photo of Carson Dome Field in Mississippi] exploration well on Garden Banks Block 172 (AHC 60%), the adjacent block to the south. An exploration well also is being drilled on Garden Banks Block 127 (AHC 25%), the adjacent block to the west.

         Amerada Hess drilled two successful wells on West Cameron Block 498 (AHC 57.42%). The initial well encountered 723 feet of crude oil and natural gas sands. The second well encountered 150 feet of such sands. The Corporation has acquired a three-dimensional seismic survey to determine the most economic development plan prior to undertaking additional development drilling.

         Predevelopment drilling for the South Pass Block 87 "D" platform (AHC 38%) has been completed. Four wells drilled in 1994 found oil and gas that will be produced through the "D" platform. Production will begin in mid-1995 and peak by year end at daily gross rates of 6,350 barrels of oil and 30,000 Mcf of natural gas.

ONSHORE Amerada Hess completed development wells in both the Atchafalaya Bay Field (AHC 100%) and the South Lewisburg Field (AHC 58%) in Louisiana. Combined daily gross production from these wells will average 13,000 Mcf of natural gas and 1,000 barrels of oil.

         At the New Taiton prospect (AHC 100%), in Wharton County, Texas, the Corporation drilled two wells that are producing 6,600 Mcf of natural gas and 160 barrels of oil per day. Additional drilling is underway.

         In Mississippi, Amerada Hess drilled a discovery well in the Carson Dome Field (AHC 75%). The well produced up to 4,400 Mcf of natural gas and 560 barrels of oil per day. Three additional wells are planned for 1995. In the Dry Creek Dome Field (AHC 75%) in Mississippi, the Corporation drilled two wells that are producing a daily total of 5,000 Mcf of natural gas and 275 barrels of oil.


A NUMBER OF ONSHORE DISCOVERIES ARE ADDING TO NATURAL GAS DELIVERABILITY.

INTERNATIONAL EXPLORATION AND PRODUCTION


UNITED KINGDOM Amerada Hess Limited, the Corporation's British subsidiary, enjoyed a record year of hydrocarbon production in 1994, primarily due to the first full year of production from the Scott Field and continued excellent performance from the Ivanhoe/Rob Roy/Hamish Fields. Crude oil and natural gas liquids production increased to 128,799 barrels per day from 83,802 barrels per day in 1993. Natural gas production averaged 208,742 Mcf per day, despite reduced demand late in the year due to warm weather, compared with 188,024 Mcf per day in 1993.

         Development of the Fife Field (AHL 85%) is on schedule for first oil in September 1995. Gross production is expected to average 40,000 barrels per day. Southeast of Fife, Amerada Hess Limited made a discovery called Fergus (AHL 65%), which will be appraised this year. Fergus is expected to be produced through a tie-in to the floating production, storage and offloading vessel to be used on Fife.


         On Block 21/11 (AHL 28%), Amerada Hess Limited discovered the Dauntless Field when an exploration well tested at 6,077 barrels of oil per day. Dauntless is four miles northwest of the earlier discovery named Durward on adjacent Block 21/16 (AHL 28%), which tested at rates of over 4,300 barrels of oil per day. Further appraisal drilling is planned to determine the full extent of reserves in this area.


RECORD LEVELS OF PRODUCTION WERE ACHIEVED IN THE UNITED KINGDOM NORTH SEA.

               [Photo of Dauntless Field in the United Kingdom]

              [Photo of Ivanhoe/Rob Roy Field in the North Sea]

         In the emerging frontier area designated as West of Shetlands, Amerada Hess Limited drilled a successful exploration well that extended the Schiehallion Field onto Block 204/25a in which Amerada Hess Limited holds a 47.05% interest and is the operator. The well flowed at 5,300 barrels of oil per day. Amerada Hess Limited also obtained approximately a 10% interest in the undeveloped Clair Field when it acquired sole ownership of Blocks 206/12 and 206/13a. This acquisition and the Schiehallion discovery, together with earlier discoveries made in 1990 and 1991 on Block 205/26a (AHL 42.07%), bring to four the number of potentially commercial accumulations in which Amerada Hess Limited has interests west of Shetlands. New exploration and further appraisal drilling is planned for the area in 1995.

         During 1994, Amerada Hess Limited reached an agreement to earn a 50% interest in Blocks 15/16b and 14/20b, excluding the producing fields, in return for an active exploration program. The blocks are adjacent to Block 15/21 (AHL 42.08%) on which the Ivanhoe/Rob Roy/Hamish Fields and a portion of the Scott Field are located and will complement the Corporation's strategy in this area.

         During 1994, Amerada Hess Limited sold its 6.83% interest in the Armada Field resulting in a gain of $41 million.

NORWAY Amerada Hess Norge A/S, the Corporation's Norwegian subsidiary, obtained its second operatorship offshore Norway, becoming operator on Block 2/12 (AHN 50%), which includes the Mjolner oil discovery. In 1995, Amerada Hess Norge plans to drill its first operated well on Block 25/9 (AHN 20%).

         Production from the Statfjord East Field (AHN 0.52%) and the Statfjord North Field (AHN 1.04%) has begun. Peak production for Amerada Hess Norge from these fields is estimated at an aggregate rate of approximately 1,000 barrels of oil per day.


SIGNIFICANT CRUDE OIL DISCOVERIES WERE MADE WEST OF SHETLANDS.

CANADA Amerada Hess Canada Ltd., the Corporation's Canadian subsidiary, increased its natural gas production to 185,856 Mcf per day in 1994, from 167,839 Mcf per day in 1993. Amerada Hess Canada entered 1995 producing in excess of 200,000 Mcf per day as a result of successful drilling and development projects.

         At Bezanson, Amerada Hess Canada completed construction of a 100% owned, 20,000 Mcf per day natural gas plant and brought it on stream in November. At Boundary Lake, successful drilling increased Amerada Hess Canada's natural gas production in this area to 44,000 Mcf per day in 1994 from 31,000 Mcf per day in 1993.

         Late in 1994, an exploration well (AHCL 100%) in the Bearberry Field encountered natural gas in three zones and production tested at a total of 14,000 Mcf per day. Field compression facilities and new wells at Bearberry added 25,000 Mcf per day of natural gas production, increasing gross Bearberry Field deliverability to 75,000 Mcf per day.

GABON The Corporation's share of production from the Rabi Kounga Field in Gabon averaged 8,746 barrels per day in 1994 compared with 8,136 barrels per day in 1993.

         Amerada Hess, as operator with a 55% interest, has commenced exploration studies prior to obtaining detailed seismic data for the Mazoumbel permit area, which covers 573,534 gross acres in Gabon.

THAILAND Five successful delineation wells were drilled in the Pailin Field (AHC 15%) offshore Thailand during 1994. Six delineation wells are planned for 1995 and negotiations for a natural gas sales contract have begun.

NATURAL GAS PRODUCTION IN CANADA INCREASED TO RECORD LEVELS.

                 [Photo of Boundary Lake gas plant in Canada]

                  [Photo of the Oxygenate Unit in St. Croix]

REFINING AND MARKETING

REFINING The fluid catalytic cracking unit and associated gasoline upgrading facilities constructed by Hess Oil Virgin Islands Corp., the Corporation's Virgin Islands subsidiary (HOVIC), completed their first full year of operation in 1994. The fluid catalytic cracking unit, which originally had a design capacity of 75,000 barrels per day, ran at a rate of nearly 93,000 barrels per day. The unit processes a feedstock composed of heavy gas oils and residual fuel oil.

         Early in 1995, HOVIC received a modification of its permit from the Environmental Protection Agency that allows it to operate the facility at rates in excess of 100,000 barrels per day. In the first quarter of 1995, the fluid catalytic cracking unit tested successfully at 110,000 barrels per day.

         The new facilities were major contributors to the turnaround in refining and marketing results in 1994. The facilities have increased the refinery's output of gasoline by more than 80,000 barrels per day and heating oil by about 10,000 barrels per day.

         The Virgin Islands refinery began shipping reformulated gasoline to the East Coast of the United States early in November. Reformulated gasoline is sold in nearly half of the Corporation's marketing area.

         THE FLUID CATALYTIC CRACKING UNIT IN THE VIRGIN ISLANDS SUCCESSFULLY TESTED AT RATES UP TO 110,000 BARRELS PER DAY.

         Refinery runs at HOVIC averaged 386,908 barrels per day in 1994 compared to 326,866 barrels per day in 1993. The increase in refinery runs reflects the Corporation's ability to convert more of its product yield to gasoline by virtue of its increased fluid catalytic cracking capacity. Fluid catalytic cracking feedstock continues to be shipped from the Virgin Islands to the Corporation's fluid catalytic cracking unit at Port Reading, New Jersey, which runs at a rate of about 54,000 barrels per day.

MARKETING HESS brand gasoline stations are selling reformulated gasoline in all of the Corporation's marketing areas where it is required. The transition to reformulated gasoline was successfully made despite confusion by governmental authorities in implementing the requirement. Of the Corporation's 541 HESS gasoline stations, 203 sell reformulated gasoline.

         During 1994, HESS gasoline stations began accepting credit cards in all of the Corporation's marketing areas. Participating stations accept American Express, Discover, MasterCard and Visa.

         Amerada Hess began a program of marketing HESS brand gasoline through contract dealers during 1994. This program is designed to increase the amount of the Corporation's gasoline production marketed at retail under the HESS brand name without requiring significant capital expenditures. This program will continue in 1995.

         Product sales increased to 468,000 barrels per day in 1994 from 386,000 barrels per day in 1993. Of the 1994 amount, 236,000 barrels per day were sales of gasoline and premium diesel fuel. Residual fuel oil sales averaged 93,000 barrels per day, including residual fuel oil purchased for resale, or about 20% of sales, the lowest percentage in the Corporation's history.

REFORMULATED GASOLINE IS BEING SOLD AT MANY HESS GASOLINE STATIONS.

          [Photo of a gasoline station in Three Bridges, New Jersey]

FINANCIAL REVIEW
Amerada Hess Corporation and Consolidated Subsidiaries

Management's Discussion and Analysis of Results of Operations and Financial Condition

CONSOLIDATED RESULTS OF OPERATIONS
Net income for 1994 amounted to $74 million ($.79 per share), compared with a net loss of $268 million ($2.90 per share) in 1993 and net income of $8 million ($.09 per share) in 1992.

The results for 1994 include a net gain of $41 million ($.44 per share) from the sale of the Corporation's interest in an undeveloped United Kingdom North Sea natural gas field. The net loss for 1993 included after-tax charges aggregating $55 million ($.59 per share) primarily for the mothballing of the Purvis, Mississippi refinery, consolidation of United States exploration and production operations in Houston and asset write-downs (see Note 2 to the financial statements). The results for 1993 also included income of $29 million ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes. Net income in 1992 included income of $25 million ($.29 per share) from the refund of prior years' income taxes and related interest.

Sales and other operating revenues amounted to $6,602 million in 1994, an increase of $722 million, or 12%, from 1993. The increase was primarily due to higher refined product sales volumes, including an increased proportion of gasoline sales. Foreign crude oil sales volumes were also higher, partially offset by lower worldwide crude oil selling prices and the lower selling price of domestic natural gas. Sales and other operating revenues in 1993 and 1992 were comparable. Foreign crude oil revenues and refined product revenues were lower in 1993 than in 1992, offset by higher natural gas revenues, including sales of purchased gas.

Non-operating revenues in 1994 were higher than in 1993, primarily because of the sale of the United Kingdom natural gas field mentioned above. Non-operating revenues in 1993 were lower than in 1992 because of a refinancing charge in 1993 and lower interest income (including interest on the income tax refund received in 1992).

In each of the three years ended December 31, 1994, the Corporation's consolidated effective income tax rate was higher than the U.S. statutory rate of 35% (34% in 1992). This resulted primarily from higher income taxes on foreign exploration and production earnings, including special taxes on petroleum earnings, and income tax benefits which were not recorded in 1993 and 1992 on the losses of a refining subsidiary. The refining subsidiary had a profit in 1994.

Following is a summary of net income (loss) by major operating activity (in millions):

-----------------------------------------------------------------------
                                           1994        1993        1992
-----------------------------------------------------------------------
Exploration and production                 $157        $116        $219
Refining and marketing                       95        (293)       (129)
Corporate administration,
  including interest expense,
  and other operating activities           (178)        (91)        (82)
-----------------------------------------------------------------------
Total                                       $74       $(268)         $8
=======================================================================

COMPARISON OF RESULTS
Exploration and Production: Exploration and production earnings in 1994 include the gain of $41 million from the sale of the United Kingdom natural gas field. In 1993, after-tax charges of $40 million were recorded primarily for the consolidation of U.S. operations in Houston and the reduction in carrying value of certain North Sea oil fields. Excluding these special items, exploration and production earnings decreased by $40 million in 1994 compared with 1993. Earnings from exploration and production activities in 1993 decreased by $63 million, excluding special items, compared with 1992 results.

Worldwide average crude oil selling prices declined in each of the three years. The Corporation's average selling prices, including the effects of hedging, were as follows:

------------------------------------------------------------------
                                      1994        1993        1992
------------------------------------------------------------------
Crude oil and natural gas
  liquids (per barrel)
    United States                   $15.43      $17.40      $17.94
    Foreign                          15.91       16.89       19.40
Natural gas (per Mcf)
    United States                     1.91        2.11        1.76
    Foreign                           1.75        1.66        1.59
==================================================================

In the latter part of 1994, and into 1995, U.S. and Canadian natural gas prices were lower than the average price received in 1994.

The Corporation's net daily worldwide production was as follows:

-----------------------------------------------------------------
                                     1994        1993        1992
-----------------------------------------------------------------
Crude oil and natural gas
  liquids (barrels per day)
    United States                  67,602      71,971      73,580
    Foreign                       182,918     143,419     150,607
-----------------------------------------------------------------
      Total                       250,520     215,390     224,187
-----------------------------------------------------------------
Natural gas (Mcf per day)
    United States                 427,103     502,459     601,824
    Foreign                       419,015     384,850     323,137
-----------------------------------------------------------------
      Total                       846,118     887,309     924,961
=================================================================

The increase in foreign crude oil production in 1994 resulted primarily from a full year of production from the Scott Field in the United Kingdom, which came on stream in September 1993. United States natural gas production declined in 1994 and 1993 due to natural field decline and, in addition, voluntary production curtailments in 1994, resulting from low natural gas prices. Restrained exploration drilling in recent years, due to the allocation of capital to the Corporation's major construction projects, inhibited the exploration for new production to offset natural field declines. In both years, foreign natural gas production increased because of higher production in Canada and the United Kingdom. Natural gas production in the United Kingdom in 1994 included production from the Everest and Lomond natural gas fields (which commenced in mid-1993) and the Scott Field.

Depreciation, depletion and amortization charges were higher in 1994, principally reflecting increased United Kingdom crude oil and natural gas production. Such charges are expected to continue at the higher level, consistent with the increased production. Exploration expenses in 1994 and 1993 reflect the Corporation's overall objective of restraining capital spending, but increased over 1992. Selling, general and administrative expenses in 1994 and 1993 reflect costs associated with the consolidation of United States exploration and production operations in Houston. The effective income tax rate on foreign exploration and production earnings is high because of the Petroleum Revenue Tax in the United Kingdom and Special Tax in Norway.

While the Corporation's 1995 production of crude oil, natural gas liquids and natural gas is anticipated to approximate 1994 levels, exploration and production earnings will continue to be affected by changes in crude oil and natural gas selling prices.

Refining and Marketing: Refining and marketing operations had income of $95 million in 1994 compared with losses of $293 million in 1993 and $129 million in 1992. The improvement in 1994 was due to higher refined product margins, the operation of the fluid catalytic cracking unit in the Virgin Islands and increased refinery runs. Although average refined product selling prices in 1994 approximated the 1993 level, the Corporation's average cost of crude oil declined significantly in 1994. Earnings also benefited from the winter weather in the early part of the year, which strengthened prices for distillates and residual fuel oils. Gasoline selling prices continued to be weak in 1994, reflecting competitive industry conditions. Depreciation expense was higher in 1994 because it was the first year of operation of the Virgin Islands fluid catalytic cracking unit. Other refinery operating expenses were lower, primarily because of the discontinuation of refining operations at the Purvis, Mississippi refinery in early 1994. The refining and marketing loss in 1993 increased compared with 1992, primarily because average refined product selling prices declined by approximately $1.30 per barrel, which exceeded the decline in average crude oil costs. Refinery operating expenses and depreciation expense increased in 1993 compared with 1992. Income tax expense or benefit was not recorded on a substantial portion of the 1994 income and the 1993 and 1992 losses of refining and marketing operations because of the net operating loss carryforward of a refining subsidiary.

Total refined product sales volumes amounted to 171 million barrels in 1994, 141 million barrels in 1993 and 138 million barrels in 1992. Sales of gasoline were higher in 1994, reflecting increased production from the Virgin Islands refinery, including reformulated gasolines in late 1994. Distillate sales also increased because of the weather in the early part of the year and the marketing of premium diesel fuel.

Refining and marketing earnings will continue to be affected by competitive industry conditions and supply and demand factors, including the effects of weather, in all refined product markets. As a result of increased gasoline production, future profitability will be impacted to a greater extent than in the past by the selling price of gasoline.

Corporate and Other: Corporate administration, including interest expense, and other operating activities (principally transportation), had net expenses of $178 million in 1994 compared with $91 million in 1993 and $82 million in 1992. The increase in expenses in 1994 was due to higher interest expense, since interest is no longer capitalized on the Corporation's major construction projects, which were placed in service in late 1993. The results for 1993 included a benefit of $29 million from the adoption of FAS No. 109 and a charge of $11 million in connection with a refinancing. The 1992 results included an income tax refund and related interest of $25 million. Excluding special items, net expenses were comparable in 1993 and 1992. Although the Corporation intends to reduce debt further in 1995, interest expense may approximate or exceed the 1994 amount if interest rates remain at year-end levels or increase.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $957 million in 1994 compared with $819 million in 1993 and $1,138 million in 1992. The changes in each year were primarily due to operating earnings and changes in components of working capital, including inventories, receivables and payables. Cash provided by operating activities exceeded capital expenditures of $596 million in 1994 and the excess cash flow was used primarily to repay debt. In 1993 and 1992, capital expenditures exceeded net cash provided by operating activities, largely reflecting spending by the Corporation on its major North Sea projects and the upgrading of the Virgin Islands refinery. The additional spending was financed principally by long-term borrowings and the issuance of 11,500,000 shares of common stock in 1992.

Total debt was $3,340 million at December 31, 1994 compared with $3,688 million at December 31, 1993. The debt to total capitalization ratio was 52% at December 31, 1994 compared with nearly 55% at year-end 1993. The Corporation anticipates that total debt will decline further in 1995.

At December 31, 1994, the Corporation had additional borrowing capacity available under existing revolving credit agreements of $465 million and additional unused lines of credit under uncommitted arrangements with banks of $657 million.

In the fourth quarter of 1994, the Corporation refinanced its revolving credit facilities in the United States and the United Kingdom. The new facilities have an aggregate capacity of $2,200 million. Borrowings had been due principally in 1996 and 1997, whereas, amounts outstanding under the new facilities will be due in 1999 and thereafter. In several other transactions during 1994, the Corporation issued approximately $300 million of fixed-rate debt. Proceeds were used to retire existing higher-rate long-term debt and to repay revolving credit borrowings. The Corporation's borrowing arrangements, including restrictive covenants, are more fully described in Note 5 to the financial statements.

As part of a proposed 1995 combination of two United Kingdom independent oil and gas companies, the Corporation agreed to exchange its 48% common stock interest in Pict Petroleum plc for an interest in the United Kingdom independent oil and gas company with which Pict will be combined. The Corporation also agreed to increase its equity interest in the combined entity to approximately 25%, by subscribing to purchase newly issued shares for approximately $30 million.

The Corporation uses futures, forward, option and swap contracts, generally with maturities of one year or less, to reduce the effects of fluctuations in the prices of crude oil, natural gas and refined products. These instruments are used to set the selling and purchase prices of crude oil, natural gas and refined products and the related gains or losses are an integral part of the Corporation's selling prices and costs. At December 31, 1994, the Corporation had open hedge positions, primarily futures contracts, on approximately 25% of its estimated 1995 worldwide crude oil production at an average price of approximately $17.80 per barrel and had option contracts, providing varying degrees of protection against declines in market prices, covering an additional 5% of crude oil production. The Corporation also had open futures contracts and swap positions on approximately 60% of its estimated 1995 United States and Canadian natural gas production at an average price of approximately $1.75 per Mcf and, in addition, had option contracts, providing varying degrees of price protection, covering approximately 20% of its natural gas production. The Corporation had hedges (primarily futures, swaps and options) covering approximately 35% of its refining and marketing inventories at an average price of approximately $.60 per barrel over year-end market prices and had additional short positions, principally crack spreads, approximating 10% of refined products to be manufactured in the next twelve months. As market conditions change, the Corporation will adjust its hedging positions. Year-end hedge positions are not necessarily indicative of future results of operations.

At December 31, 1994, the Corporation also had outstanding interest rate conversion agreements that reduce the percentage of its floating rate debt to total debt from 54% to 47%. The effect of these agreements is accounted for as a component of interest expense. The Corporation also periodically hedges foreign currency transactions. See Note 12 to the financial statements for additional information on the Corporation's hedging activities.

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

The Corporation records foreign currency gains or losses on the U.S. dollar denominated net monetary assets or liabilities of certain foreign subsidiaries, in accordance with FAS No. 52. Such gains or losses have not been material to consolidated net income. Also, as required by FAS No. 52, the effect of a stronger U.S. dollar over a number of years, principally on the translation of property, plant and equipment, has been recorded as a reduction of stockholders' equity. This equity adjustment has not affected the Company's liquidity or ability to raise capital. The magnitude of any such adjustments in the future depends on the degree of fluctuation in exchange rates.

CAPITAL EXPENDITURES
The Corporation's capital expenditures decreased in 1994, after the completion of major projects in the United Kingdom and Virgin Islands. These projects were the development of the Scott oil field and the Everest and Lomond natural gas fields and Central Area Transmission System in the United Kingdom North Sea, and the construction of the fluid catalytic cracking complex and associated gasoline upgrading facilities at the Virgin Islands refinery.

The following table summarizes the Corporation's capital expenditures in 1994, 1993 and 1992 (in millions):


------------------------------------------------------------------------
                                             1994       1993        1992
------------------------------------------------------------------------
Exploration and production
  Intangible drilling costs, equipment
   and related facilities
     United States                           $216     $  241      $  168
     Foreign                                  294        458         710
  Lease acquisitions                           18         40          26
  Purchases of oil and gas reserves             3         16          12
------------------------------------------------------------------------
                                              531        755         916
Refining and marketing                         62        591         639
Transportation and other                        3          2           3
------------------------------------------------------------------------
     Total                                   $596     $1,348(*)   $1,558(*)
========================================================================

(*)Includes expenditures for major projects of $722 million and $1,043 million in 1993 and 1992, respectively.

Capital expenditures in 1995 are presently expected to be approximately $700 million and will be financed by internally generated funds.

ENVIRONMENT, HEALTH AND SAFETY
The Corporation's awareness of its environmental responsibilities, along with increasing environmental regulations at the federal, state and local levels, have led to programs requiring higher operating costs and capital investments by the Corporation. The Corporation believes that environmental, health and safety expenditures will increase in the future, as pollution prevention and remediation laws are implemented.

The Corporation continues to implement and improve its environment, health and safety program. This program includes pollution control and reduction, waste minimization and treatment, compliance evaluation, facility auditing and employee training to monitor operational conditions and prevent non-compliant activities that might threaten the environment. The Corporation has also significantly increased its environment, health and safety staffing.

The Corporation produces gasolines that meet the requirements for oxygenated and reformulated gasolines under the Clean Air Act of 1990. Reformulated gasolines, which decrease emissions of volatile and toxic organic compounds, were required in designated areas commencing in January 1995. The Corporation is producing reformulated gasolines that meet these requirements at both the Virgin Islands and Port Reading facilities. The Corporation's Virgin Islands refinery also has desulfurization capabilities enabling it to produce low-sulfur diesel fuel that meets the requirements of the Clean Air Act. The Corporation will continue upgrading its facilities to meet regulatory changes.

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

The Corporation expended $16 million in 1994, $14 million in 1993 and $16 million in 1992 for remediation, mostly in its refining and marketing activity. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $8 million in 1994, $28 million in 1993 and $10 million in 1992.

DIVIDENDS
Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 1994 and 1993.

STOCK MARKET INFORMATION
The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 1994 and 1993 were as follows:

------------------------------------------------------------------------
                                          1994                1993
                                      -----------         -----------
Quarter ended                         High    Low         High    Low
------------------------------------------------------------------------
March 31                            49-7/8    44-5/8    53-3/8    43-5/8
June 30                             52-1/4    44        56-3/8    48
September 30                        52-5/8    45-1/8    54-1/2    46-5/8
December 31                         50-1/4    43-7/8    54-3/4    42-3/8
========================================================================

QUARTERLY FINANCIAL DATA
Quarterly results of operations for the years ended December 31, 1994 and 1993 follow (millions of dollars, except per share data):

----------------------------------------------------------------
                  Sales and                                  Net
                      other                    Net        income
                  operating     Gross       income         (loss)
Quarter            revenues    profit(a)     (loss)    per share
----------------------------------------------------------------
1994
  First             $1,858       $422          $84          $.90
  Second             1,488        270          (17)         (.18)
  Third              1,494        262           (2)(b)      (.02)
  Fourth             1,762        318            9           .09
----------------------------------------------------------------
    Total           $6,602     $1,272          $74          $.79
================================================================
1993
  First             $1,565       $273          $33(c)       $.36
  Second             1,415        135         (145)(d)     (1.57)
  Third              1,249        262          (22)         (.24)
  Fourth             1,651        153         (134)(e)     (1.45)
----------------------------------------------------------------
    Total           $5,880       $823        $(268)       $(2.90)
================================================================

(a) Gross profit represents sales and other operating revenues less cost of products sold and operating expenses and depreciation, depletion and amortization.
(b) Includes a net gain of $41 million from the sale of an interest in an undeveloped United Kingdom natural gas field.
(c) Includes income of $29 million from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.
(d) Includes a charge of $80 million for the write-down to market value of refining and marketing inventories.
(e) Reflects special charges aggregating $55 million (see Note 2 to the financial statements).

    The results of operations for the periods reported herein should not be considered as indicative of future operating results.

CONSOLIDATED BALANCE SHEET
Amerada Hess Corporation and Consolidated Subsidiaries

--------------------------------------------------------------------------------------------------------------
                                                                                          At December 31
                                                                                   ---------------------------
Thousands of dollars                                                                      1994            1993
--------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                        $    53,135     $    79,635
  Accounts receivable
    Trade                                                                              546,341         506,825
    Other                                                                               24,184          48,162
  Inventories                                                                          945,635         853,393
  Prepaid expenses                                                                     152,366         200,151
--------------------------------------------------------------------------------------------------------------
    Total current assets                                                             1,721,661       1,688,166
--------------------------------------------------------------------------------------------------------------

Investments and Advances                                                               140,300         137,161
--------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment
  Exploration and production                                                         9,656,923       9,227,937
  Refining                                                                           3,005,198       2,994,881
  Marketing                                                                            887,526         839,793
  Transportation                                                                       715,407         685,818
  Other                                                                                 39,772          38,811
--------------------------------------------------------------------------------------------------------------
    Total--at cost                                                                  14,304,826      13,787,240
    Less reserves for depreciation, depletion, amortization and lease impairment     7,938,824       7,052,328
--------------------------------------------------------------------------------------------------------------
    Property, plant and equipment--net                                               6,366,002       6,734,912
--------------------------------------------------------------------------------------------------------------
Other Assets                                                                           109,977          81,307
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                       $ 8,337,940     $ 8,641,546
==============================================================================================================

------------------------------------------------------------------------------------------------
                                                                             At December 31
                                                                       -------------------------
                                                                             1994           1993
------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable--trade                                              $  291,571     $  329,648
  Accrued liabilities                                                     533,640        613,791
  Deferred revenue                                                         21,723        128,566
  Notes payable                                                            63,747        117,900
  Taxes payable                                                           168,927        106,893
  Current maturities of long-term debt                                    121,806        146,342
------------------------------------------------------------------------------------------------
    Total current liabilities                                           1,201,414      1,443,140
------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                          3,154,235      3,423,680
------------------------------------------------------------------------------------------------
CAPITALIZED LEASE OBLIGATIONS                                              80,928         91,094
------------------------------------------------------------------------------------------------
DEFERRED LIABILITIES AND CREDITS
  Deferred income taxes                                                   547,537        462,273
  Other                                                                   254,197        192,448
------------------------------------------------------------------------------------------------
    Total deferred liabilities and credits                                801,734        654,721
------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Preferred stock, par value $1.00
    Authorized--20,000,000 shares for issuance in series                       --             --
  Common stock, par value $1.00
    Authorized--200,000,000 shares
    Issued--92,995,755 shares in 1994; 92,586,855 shares in 1993           92,996         92,587
  Capital in excess of par value                                          743,537        725,443
  Retained earnings                                                     2,467,267      2,449,325
  Equity adjustment from foreign currency translation                    (204,171)      (238,444)
------------------------------------------------------------------------------------------------
    Total stockholders' equity                                          3,099,629      3,028,911
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $8,337,940     $8,641,546
================================================================================================

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities.
See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
Amerada Hess Corporation and Consolidated Subsidiaries

--------------------------------------------------------------------------------------------------------
                                                                         For the Years Ended December 31
                                                                 ---------------------------------------
Thousands of dollars, except per share data                            1994          1993           1992
--------------------------------------------------------------------------------------------------------
REVENUES
  Sales (excluding excise taxes) and other operating revenues    $6,601,984    $5,879,521     $5,858,357
  Interest and other non-operating revenues                          96,809        21,153         95,352
--------------------------------------------------------------------------------------------------------
    Total revenues                                                6,698,793     5,900,674      5,953,709
--------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of products sold and operating expenses                    4,449,819     4,287,139      4,039,180
  Exploration expenses, including dry holes                         249,433       258,826        228,998
  Selling, general and administrative expenses                      590,647       596,919        581,542
  Interest expense                                                  245,149       156,615        147,099
  Depreciation, depletion and amortization                          879,679       769,390        773,507
  Lease impairment                                                   48,254        55,261         59,898
  Provision for income taxes                                        162,098        74,186        115,940
--------------------------------------------------------------------------------------------------------
    Total costs and expenses                                      6,625,079     6,198,336      5,946,164
--------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE          73,714      (297,662)         7,545
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES               --        29,459             --
--------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                $   73,714    $ (268,203)    $    7,545
========================================================================================================
NET INCOME (LOSS) PER SHARE BEFORE ACCOUNTING CHANGE             $      .79    $    (3.22)    $      .09
========================================================================================================
NET INCOME (LOSS) PER SHARE                                      $      .79    $    (2.90)    $      .09
========================================================================================================

STATEMENT OF CONSOLIDATED RETAINED EARNINGS

--------------------------------------------------------------------------------------------------------
                                                                         For the Years Ended December 31
                                                                 ---------------------------------------
Thousands of dollars, except per share data                            1994          1993           1992
--------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                                     $2,449,325    $2,773,018     $2,817,507
  Net income (loss)                                                  73,714      (268,203)         7,545
  Dividends declared--common stock
    ($.60 per share in 1994, 1993 and 1992)                         (55,772)      (55,490)       (52,034)
--------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                           $2,467,267    $2,449,325     $2,773,018
========================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
Amerada Hess Corporation and Consolidated Subsidiaries

------------------------------------------------------------------------------------------------------------
                                                                            For the Years Ended December 31
                                                                    ----------------------------------------
Thousands of dollars                                                     1994           1993            1992
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                 $  73,714    $  (268,203)    $     7,545
  Adjustments to reconcile net income (loss) to net cash provided by operating activities
      Depreciation, depletion, amortization and lease impairment      927,933        824,651         833,405
      Exploratory dry hole costs                                      152,971        155,725         135,067
      (Increase) decrease in accounts receivable                      (15,927)       201,290         397,975
      (Increase) decrease in inventories                              (90,258)       127,990         (16,735)
      Decrease in accounts payable, accrued liabilities and
       deferred revenue                                              (191,282)      (154,257)       (220,604)
      Increase (decrease) in taxes payable                             62,437         (8,980)         28,749
      Changes in deferred income taxes and other                       37,430        (58,793)        (27,695)
------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                   957,018        819,423       1,137,707
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures
     Exploration and production                                      (531,409)      (754,876)       (915,476)
     Refining and marketing                                           (62,238)      (591,545)       (639,365)
     Transportation and other                                          (2,637)        (1,620)         (2,953)
------------------------------------------------------------------------------------------------------------
          Total capital expenditures                                 (596,284)    (1,348,041)     (1,557,794)
  Other, including proceeds from sales of property,
    plant and equipment                                                72,804         12,436          25,423
------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                      (523,480)    (1,335,605)     (1,532,371)
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance (repayment) of notes                                       (54,153)       117,791        (159,756)
  Long-term borrowings                                                289,843        547,704         675,016
  Repayment of long-term debt and capitalized lease obligations      (642,112)      (167,769)       (524,384)
  Issuance of common stock                                                 --             --         497,360
  Cash dividends paid                                                 (55,711)       (41,603)        (64,194)
------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities        (462,133)       456,123         424,042
------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 2,095         (1,320)         (8,534)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (26,500)       (61,379)         20,844
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         79,635        141,014         120,170
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $  53,135        $79,635     $   141,014
============================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CHANGES IN COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE
Amerada Hess Corporation and Consolidated Subsidiaries

-------------------------------------------------------------------------------------------------
                                                                Common stock
                                                          -----------------------      Capital in
                                                           Number of                    excess of
Thousands of dollars                                          shares       Amount       par value
-------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1992                                81,067,835      $81,068        $239,696
  Issuance of common stock                                11,500,000       11,500         485,860
  Cancellations under executive incentive
    compensation and stock ownership plan (net)               (8,500)          (8)           (391)
  Employee stock options exercised                            24,367           24             503
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                              92,583,702       92,584         725,668
  Cancellations under executive incentive
    compensation and stock ownership plan (net)              (17,000)         (17)           (589)
  Employee stock options exercised                            20,153           20             364
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                              92,586,855       92,587         725,443
  Distribution to trustee under executive incentive
    compensation and stock ownership plan (net)              408,900          409          18,094
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                              92,995,755      $92,996        $743,537
=================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amerada Hess Corporation and Consolidated Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Amerada Hess Corporation and subsidiaries (the "Corporation"). The Corporation's interests in oil and gas exploration and production ventures are proportionately consolidated.

Investments in affiliated companies, owned 20% to 50% inclusive, are stated at cost of acquisition plus the Corporation's equity in undistributed net income since acquisition. The change in the equity in net income of these companies is included in non-operating revenues in the Statement of Consolidated Income.

Intercompany transactions and accounts are eliminated in consolidation.

Cash and Cash Equivalents: Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

Inventories: Crude oil and refined product inventories are valued at the lower of cost or market value. Cost is determined on the first-in, first-out method for approximately 60% of the inventories and the average cost method for the remainder.

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

The estimated costs of dismantlement, restoration and abandonment, less estimated salvage values, of offshore oil and gas production platforms and certain other facilities are taken into account in determining depreciation.

Retirement of Property, Plant and Equipment: Costs of property, plant and equipment retired or otherwise disposed of, less accumulated reserves, are reflected in net income.

Maintenance and Repairs: The estimated costs of major maintenance, including turnarounds at refineries, are accrued. Other expenditures for maintenance and repairs are charged against income as incurred. Renewals and improvements are treated as additions to property, plant and equipment, and items replaced are treated as retirements.

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

Hedging: The Corporation hedges the effects of fluctuations in the prices of crude oil, natural gas and refined products, interest rates and the exchange rates of foreign currencies. The resulting gains or losses, measured by quoted market prices, termination values or other methods, are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of hedged transactions are expensed. On the balance sheet, deferred gains are included in deferred revenue at December 31, 1994 and 1993.

Income Taxes: Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards (FAS) No. 109.

No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

2. 1993 SPECIAL CHARGES
During the fourth quarter of 1993, the Corporation recorded special charges, including asset write-downs, amounting to $78,900,000 ($54,500,000 after income taxes). Of this amount, $56,600,000 ($40,000,000 after income taxes) related to consolidating U.S. exploration and production activities and offices, reducing the carrying value of certain North Sea oil properties and surrendering an operated joint venture in Abu Dhabi. The remainder represented costs associated with mothballing the Purvis, Mississippi refinery. In total, fixed assets were reduced by $39,200,000. The charges other than fixed asset reductions were primarily for relocation, severance, and related expenses, substantially all of which were included in selling, general and administrative expenses.

3. INVENTORIES
Inventories at December 31 are as follows:

---------------------------------------------------------------------
Thousands of dollars                                 1994        1993
---------------------------------------------------------------------
Crude oil and other charge stocks                $250,291    $299,015
Refined and other finished products               582,696     436,633
---------------------------------------------------------------------
                                                  832,987     735,648
Materials and supplies                            112,648     117,745
---------------------------------------------------------------------
          Total                                  $945,635    $853,393
=====================================================================

4. SHORT-TERM NOTES PAYABLE AND RELATED LINES OF CREDIT
Short-term notes payable to banks at December 31, 1994 amount to $63,747,000 compared to $117,900,000 at December 31, 1993. The weighted average interest rates on these borrowings were 6.2% and 3.8% at December 31, 1994 and 1993, respectively. At December 31, 1994, the Corporation has unused lines of credit under uncommitted arrangements with several banks aggregating approximately $657,000,000. No compensating balances or fees are required for such lines of credit.

5. LONG-TERM DEBT
Long-term debt at December 31 consists of the following:

--------------------------------------------------------------------------
Thousands of dollars                             1994               1993
--------------------------------------------------------------------------
6.1% Marine Terminal Revenue Bonds--
  Series 1994--City of Valdez, Alaska,
  due 2024                                      $   20,000      $   20,000
Pollution Control Revenue Bonds with
  sinking fund requirements, weighted
  average rate 6.6%,* due through 2022              52,541          52,686
Fixed rate notes, payable principally to
  insurance companies, weighted average
  rate 8.8%, due through 2014                    1,461,815       1,219,979
Revolving Credit Agreement with banks,
  weighted average rate 6.9%,* due 1999          1,043,749       1,157,789
Revolving Credit Agreement with banks,
  weighted average rate 7.0%,* due
  through 2002                                     547,222         939,710
Revolving Credit Agreement with banks,
  weighted average rate 6.7%,
  due through 1998                                 112,000         126,000
Other loans, weighted average rate 8.2%,
  due through 2007                                  38,714          53,858
--------------------------------------------------------------------------
                                                 3,276,041       3,570,022
Less amount included in current
  maturities                                       121,806         146,342
--------------------------------------------------------------------------
         Total                                  $3,154,235      $3,423,680
==========================================================================

*Includes effect of interest rate conversion agreements.

The aggregate long-term debt maturing during the next five years is as follows (in thousands): 1995--$121,806 (included in current liabilities);
1996--$159,642; 1997--$254,879; 1998--$133,679 and 1999--$1,205,686.

Of the total long-term debt at December 31, 1994, including current maturities, $25,355,000 was secured by assets with a net book value of $22,297,000.

The Corporation's long-term debt agreements contain various restrictions and conditions, including the requirement to maintain a ratio of current assets to current liabilities of not less than 1 to 1. There are also limitations on total borrowings under the agreements. In addition, the cumulative amount of cash dividends and stock distributions (as defined), under the most restrictive covenant, may not exceed consolidated net income (as defined) subsequent to December 31, 1990, plus $600,000,000. At December 31, 1994, the ratio of current assets to current liabilities is 1.4 to 1 and the Corporation has additional allowable borrowing capacity for the construction or acquisition of assets of $465,000,000. Retained earnings free of restrictions at December 31, 1994 amount to $285,000,000.

At December 31, 1994, the Corporation has Revolving Credit Agreements with banks aggregating $1,400,000,000 ($1,043,749,000 outstanding at December 31, 1994), which are due to be repaid in 1999. Borrowings bear interest based on various money market rates chosen by the Corporation. Commitment fees of .2% per annum are payable on the unused portion of the credit lines.

A wholly-owned subsidiary of the Corporation operating in the United Kingdom has a multi-currency Revolving Credit Agreement (the "United Kingdom Facility") with banks aggregating $800,000,000 ($547,222,000 outstanding at December 31, 1994), which declines each year from 1999 through 2002. The United Kingdom Facility bears interest at .425% above the London Interbank Offered Rate (LIBOR). Commitment fees of .188% per annum are payable on the unused portion of the credit lines.

A wholly-owned subsidiary of the Corporation operating in Canada has a dual-currency Revolving Credit Agreement (the "Canada Facility") with banks aggregating $150,000,000 ($112,000,000 outstanding at December 31, 1994). The amount available under the Canada Facility declines ratably each year through 1998. Borrowings bear interest at .75% above LIBOR. Commitment fees of .25% per annum are payable on the unused portion of the credit lines.

A wholly-owned subsidiary of the Corporation operating in Norway has a Revolving Credit Agreement (the "Norway Facility") with banks aggregating $20,000,000. No borrowings are outstanding at December 31, 1994. The Norway Facility terminates in 1995. Commitment fees of .25% per annum are payable on the unused portion of the credit lines.

At December 31, 1994, the Corporation has interest rate conversion agreements, which effectively reduce the percentage of its floating rate debt from 54% to 47%.

The total amount of interest paid (net of amounts capitalized), principally on short-term and long-term debt, in 1994, 1993 and 1992 was $248,595,000, $169,277,000 and $139,705,000, respectively.

6. Stockholders' Equity
At December 31, 1994, the number of shares of common stock reserved for issuance is as follows:

---------------------------------------------------------------------------
Future distributions under the Executive Long-Term
  Incentive Compensation and Stock Ownership Plan                   232,500
Warrants*                                                         1,044,354
---------------------------------------------------------------------------
Total                                                             1,276,854
===========================================================================

*Exercisable through June 27, 2001 at $65.11 per share.

7. Foreign Currency Translation
Foreign currency exchange transactions reflected in net income (after income tax effect) amounted to losses of $931,000 in 1994, $1,788,000 in 1993 and $707,000 in 1992.

The equity adjustment from foreign currency translation, included as a component of stockholders' equity, reflected gains of $34,273,000 in 1994 and losses of $34,773,000 in 1993. The cumulative translation adjustments at December 31 consist of:

----------------------------------------------------------------------
Thousands of dollars                             1994             1993
----------------------------------------------------------------------
Working capital                             $  36,424        $  40,786
Property, plant and equipment, net           (392,586)        (490,033)
Long-term debt                                 77,967           91,749
Deferred income taxes                          23,569           45,874
Other items                                    50,455           73,180
----------------------------------------------------------------------
         Total                              $(204,171)       $(238,444)
======================================================================

8. Pension Plans
The Corporation has non-contributory defined benefit pension plans covering substantially all employees, except those covered by union pension plans. Retirement benefits are based on credited service and final average compensation. The Corporation's policy is to fund pension costs accrued, except where funding limitations are imposed under income tax regulations.

   Pension expense consisted of:

------------------------------------------------------------------------
Thousands of dollars                    1994          1993          1992
------------------------------------------------------------------------
Cost of benefits earned             $ 24,119      $ 21,540      $ 14,890
Accrued interest on
  projected benefit
  obligation                          24,080        21,859        21,106
Loss (return) on plan assets           9,326       (35,053)      (19,384)
Net amortization and
  deferral                           (36,860)       10,082        (4,812)
------------------------------------------------------------------------
Total                               $ 20,665      $ 18,428      $ 11,800
========================================================================

Plan assets include fixed income and equity securities, including investments in commingled funds. A summary of the funded status of the Corporation's pension plans at December 31 follows:

------------------------------------------------------------------------------
Thousands of dollars                                     1994             1993
------------------------------------------------------------------------------
Market value of plan assets                          $289,294         $308,683
------------------------------------------------------------------------------
Actuarial present value of benefit obligation
  Vested                                              279,374          264,076
  Non-vested                                            3,585            3,112
------------------------------------------------------------------------------
         Total                                        282,959          267,188
Effect of projected future salary increases            53,063           63,101
------------------------------------------------------------------------------
Projected benefit obligation                          336,022          330,289
------------------------------------------------------------------------------
Projected benefit obligation in excess of
  plan assets                                        $(46,728)        $(21,606)
------------------------------------------------------------------------------
Components of projected benefit obligation
  in excess of plan assets
    Unrecognized prior service costs                 $ (4,923)        $ (7,960)
    Unrecognized net experience losses                (15,748)          (4,387)
    Unrecognized net transitional asset                 8,140           11,494
    Accrued pension cost                              (34,197)         (20,753)
------------------------------------------------------------------------------
         Total                                       $(46,728)        $(21,606)
==============================================================================

The discount rate and assumed rate of future salary increases used in determining the actuarial present value of the projected benefit obligation were 8% and 6%, respectively, in 1994 and 7% and 6%, respectively, in 1993. The expected long-term rate of return on plan assets in 1994 and 1993 was 8%.

The Corporation has non-qualified supplemental pension plans covering certain employees, which provide for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to these unfunded plans totaled $17,979,000 at December 31, 1994 and $17,025,000 at December 31, 1993. Pension expense for the plans was $3,871,000 in 1994, $1,823,000 in 1993 and $1,771,000 in 1992.

9. CAPITALIZATION OF INTEREST
No interest expense was capitalized in 1994. Capitalized interest amounted to $92,228,000 in 1993 and $108,095,000 in 1992.

10. PROVISION FOR INCOME TAXES
The provision for income taxes consisted of:

------------------------------------------------------------------------
Thousands of dollars               1994            1993             1992
------------------------------------------------------------------------
United States Federal
  Current                      $   (350)       $ 15,380         $  5,352(c)
  Deferred                      (39,948)(a)     (72,040)         (21,701)
State                             1,666           1,552            1,891
------------------------------------------------------------------------
                                (38,632)        (55,108)         (14,458)
------------------------------------------------------------------------
Foreign
  Current                       131,107          93,895          109,406
  Deferred                       69,623          41,272           31,772
------------------------------------------------------------------------
                                200,730         135,167          141,178
------------------------------------------------------------------------
Adjustment of deferred tax
  liability for income tax
  rate changes                       --          (5,873)         (10,780)
------------------------------------------------------------------------
         Total                 $162,098        $ 74,186(b)      $115,940
========================================================================

(a) Includes benefit of operating loss of $43,121.
(b) Excludes benefit of $29,459 as of January 1, 1993, from the cumulative effect of the change in accounting for income taxes required by FAS 109.
(c) Includes $11,220 from the refund of prior years' income taxes.


Income (loss) before income taxes consisted of the following:

------------------------------------------------------------------
Thousands of dollars             1994           1993          1992
------------------------------------------------------------------
United States               $(170,813)     $(190,726)     $ 12,482
Foreign*                      406,625        (32,750)      111,003
------------------------------------------------------------------
       Total                $ 235,812      $(223,476)     $123,485
==================================================================

*Foreign income includes the Corporation's Virgin Islands, shipping and other operations located outside of the United States.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

--------------------------------------------------------------------------
Thousands of dollars                                   1994           1993
--------------------------------------------------------------------------
Deferred tax liabilities
  Fixed assets                                    $ 580,651      $ 549,328
  Foreign petroleum taxes                           184,033        135,483
  Other items                                        84,254         93,784
--------------------------------------------------------------------------
    Total deferred tax liabilities                  848,938        778,595
--------------------------------------------------------------------------
Deferred tax assets
  Accrued liabilities                               123,619        133,682
  Net operating and other loss carryforwards        390,430        358,291
  Tax credit carryforwards                          111,117        113,856
  Other items                                        29,261         29,820
--------------------------------------------------------------------------
    Total deferred tax assets                       654,427        635,649
  Valuation allowance                              (281,529)      (262,389)
--------------------------------------------------------------------------
    Net deferred tax assets                         372,898        373,260
--------------------------------------------------------------------------
    Net deferred tax liabilities                  $ 476,040      $ 405,335
==========================================================================

The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:

-----------------------------------------------------------------------
                                           1994        1993        1992
-----------------------------------------------------------------------
United States statutory rate               35.0%      (35.0)%      34.0%
Effect of foreign operations,
  including foreign tax credits            33.4        71.6        97.4
State income taxes, net of Federal
  income tax benefit                         .5          .5         1.0
Alternative minimum tax                    (1.8)       (2.9)      (25.5)
Tax credits                                  --        (2.6)       (2.1)
Refund of prior years' income
  taxes and related adjustments              --          --        (9.1)
Other items                                 1.6         1.6        (1.8)
-----------------------------------------------------------------------
          Total                            68.7%       33.2%       93.9%
=======================================================================

The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $950 million at December 31, 1994, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $175 million would have been required.

For income tax reporting at December 31, 1994, the Corporation has general business credit carryforwards of approximately $20 million, expiring in 1999 through 2001. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $80 million, which can be carried forward indefinitely. The Corporation also has net operating loss carryforwards of approximately $120 million in the United States, expiring in 2009 and approximately $700 million relating to a refining subsidiary, expiring through 2009.

Income taxes paid (net of refunds) in 1994, 1993 and 1992 amounted to $66,569,000, $117,849,000 and $48,091,000, respectively.

11. NET INCOME PER SHARE
Net income per share was computed on the weighted average number of shares of common stock and common stock equivalents outstanding during each year (92,968,993 shares in 1994, 92,594,871 shares in 1993 and 87,316,950 shares in
1992). Such fully diluted weighted average number of shares reflected the exercise of outstanding stock options.

12. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The Corporation produces, purchases, transports and sells crude oil and natural gas and manufactures, purchases, transports and markets refined products. The Corporation also maintains inventories of crude oil and refined products. The Corporation uses futures, forward, option and swap contracts to reduce the effects of fluctuations in crude oil, natural gas and refined product prices. In addition, a significant portion of the Corporation's long-term borrowings have floating interest rates. The Corporation also has exploration and production activities in foreign countries. Therefore, it is affected by changes in interest rates and foreign currency exchange rates. Interest rate conversion agreements and foreign currency exchange contracts protect the Corporation from fluctuations in interest and exchange rates.

Commodity hedging: The Corporation uses futures, forward and option contracts to reduce the effects of fluctuations in the prices of crude oil, natural gas and refined products. These contracts permit settlement by delivery of commodities and, therefore, are not financial instruments, as defined. The Corporation uses these contracts and financial instruments such as over-the-counter option and swap contracts in its commodity hedging activities. At December 31, 1994, the Corporation's hedging activities included commodity and financial instrument contracts, maturing through 1995, covering 56,000,000 barrels of crude oil and refined products and 195,000,000 Mcf of natural gas. Of the crude oil and refined product hedges, 26,500,000 barrels relate to exploration and production activities and the remaining

29,500,000 barrels relate to refining and marketing operations. At December 31, 1993, contracts covering 62,000,000 barrels of crude oil and refined products and 137,000,000 Mcf of natural gas, which matured in 1994, were used as hedges. The Corporation produced 91,000,000 barrels of crude oil (including natural gas liquids) and 309,000,000 Mcf of natural gas in 1994 and had approximately 40,000,000 barrels of crude oil and refined products in its refining and marketing inventories at December 31, 1994. Since the contracts described above qualify as hedges and correlate to price movements of crude oil, natural gas and refined products, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. Total unrealized gains for the Corporation's petroleum and natural gas hedging activities were approximately $20,000,000 at December 31, 1994 ($126,000,000 at December 31, 1993). Deferred gains related to anticipated transactions are not material.

Financial instruments: At December 31, 1994, the Corporation has $225,000,000 of notional value interest rate conversion agreements with a weighted average maturity of approximately one year ($444,500,000 at December 31, 1993), $155,000,000 of notional value foreign currency forward and purchased option contracts maturing in 1995 ($35,000,000 at December 31, 1993) and $117,000,000
in letters of credit outstanding ($89,000,000 at December 31, 1993). Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

Fair value disclosure: The Corporation values financial instruments as required by FAS No. 107, Disclosures about Fair Values of Financial Instruments. The carrying amounts of cash and cash equivalents, short-term debt and long-term, variable-rate debt approximate fair value. The Corporation estimates the fair value of its long-term, fixed-rate debt generally using discounted cash flow analysis based on the Corporation's current borrowing rates for debt with similar maturities. Interest rate conversion agreements and foreign currency exchange contracts are valued based on current termination values or quoted market prices of comparable contracts. The Corporation's valuation of commodity contracts considers quoted market prices, time value, volatility of the underlying commodities and other factors.

The carrying amounts of the Corporation's financial instruments and commodity contracts, including those used in the Corporation's hedging activities, generally approximate their fair values at December 31, except as follows:

----------------------------------------------------------------------------------
                                           1994                      1993
                                    --------------------      --------------------
                                    Balance                   Balance
Millions of dollars,                  Sheet         Fair        Sheet         Fair
asset (liability)                    Amount        Value       Amount        Value
----------------------------------------------------------------------------------
Long-term, fixed-rate debt          $(1,548)     $(1,519)     $(1,321)     $(1,446)
Commodity contracts,
  including financial
  instruments                             7*          20           75*         126
Interest rate conversion
  agreements                             --           (2)          --          (19)
Foreign currency exchange
  agreements and options                 --           (2)          --           (3)
==================================================================================

*Represents margin accounts on futures contracts.

At times, the Corporation uses oil and gas futures, forward, option and swap contracts that are not related to the hedging program discussed above. This activity and its results are not material.

The Corporation's financial instruments with off-balance-sheet risks are with major financial institutions and, along with cash and cash equivalents and accounts receivable, expose the Corporation to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

13. LEASED ASSETS
The Corporation and certain of its subsidiaries lease tankers, gasoline stations, office space and other assets for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. Certain leases are classified as capital leases in accordance with the provisions of FAS No.
13. At December 31, 1994, net capital lease assets of $95,239,000, representing natural gas production and transportation facilities in the United Kingdom, are included in property, plant and equipment in the Consolidated Balance Sheet.

At December 31, 1994, future minimum rental payments applicable to capital and noncancelable operating leases (other than oil and gas leases) are as follows:

--------------------------------------------------------------
                                      Operating        Capital
Thousands of dollars                     Leases         Leases
--------------------------------------------------------------
1995                                   $115,882       $ 19,439
1996                                    103,501         20,566
1997                                     90,652         21,663
1998                                     67,960         22,844
1999                                     55,282         26,067
Remaining years                         447,704             --
--------------------------------------------------------------
Total minimum lease payments            880,981        110,579
Less: Imputed interest                       --         15,519
      Income from subleases              20,655             --
--------------------------------------------------------------
Net minimum lease payments             $860,326       $ 95,060
--------------------------------------------------------------
Capitalized lease obligations--
  Current                                             $ 14,132
  Long-term                                             80,928
--------------------------------------------------------------
    Total                                             $ 95,060
==============================================================

   Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:

----------------------------------------------------------------------
Thousands of dollars                      1994        1993        1992
----------------------------------------------------------------------
Total rental expense                  $164,395    $180,459    $164,170
Less income from subleases               3,443         855       1,431
----------------------------------------------------------------------
  Net rental expense                  $160,952    $179,604    $162,739
======================================================================

14. INFORMATION ON MAJOR OPERATING ACTIVITIES
The Corporation operates principally in the petroleum industry. Exploration and production operations include the exploration for, and production and processing of, crude oil and natural gas. Refining and marketing operations include the manufacture, purchase, transportation and marketing of refined products.

   Financial data by major geographic area for each of the three years ended December 31, 1994 follow:

---------------------------------------------------------------------------
                               United                             Consol-
Millions of dollars            States(a)    Europe      Other      idated(b)
---------------------------------------------------------------------------
1994
Operating revenues
  Unaffiliated customers       $5,437      $  907        $258        $6,602
  Intergeographic transfers        --         247          77
Operating profit                   66         303         112           481
Identifiable assets             5,293       2,316         729         8,338
---------------------------------------------------------------------------
1993
Operating revenues
  Unaffiliated customers       $4,743      $  929        $208        $5,880
  Intergeographic transfers        --          --         147
Operating profit (loss)          (330)        147         116           (67)
Identifiable assets             5,401       2,412         829         8,642
---------------------------------------------------------------------------
1992
Operating revenues
  Unaffiliated customers       $4,686      $  978        $194        $5,858
  Intergeographic transfers        --           1         152
Operating profit (loss)           (38)        236          73           271
Identifiable assets             5,350       2,459         913         8,722
===========================================================================


(a) Includes U.S. Virgin Islands and shipping operations.
(b) After elimination of transactions between affiliates, which are valued at approximate market prices.

   Financial data by major operating activity for each of the three years ended December 31, 1994 follow:

                                                        Exploration and   Refining and   Corporate
Millions of dollars                                          Production      Marketing   and Other   Consolidated(a)
-------------------------------------------------------------------------------------------------------------------
1994
  Operating revenues
    Total operating revenues                                     $2,665         $4,205       $ 527
    Less: Transfers between affiliates                              402             51         342
-------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers               $2,263         $4,154       $ 185           $6,602
-------------------------------------------------------------------------------------------------------------------
  Operating profit                                               $  368         $   83       $  30           $  481
  Interest expense                                                   --             --        (245)            (245)
  (Provision) benefit for income taxes                             (211)            12          37             (162)
-------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                            $  157         $   95       $(178)          $   74
-------------------------------------------------------------------------------------------------------------------
  Depreciation, depletion and amortization                       $  698         $  150       $  32           $  880
  Identifiable assets                                             4,117          3,617         604            8,338
  Capital expenditures                                              531             62           3              596
-------------------------------------------------------------------------------------------------------------------
1993
  Operating revenues
    Total operating revenues                                     $2,541         $3,540       $ 578
    Less: Transfers between affiliates                              248             59         472
-------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers               $2,293         $3,481       $ 106           $5,880
-------------------------------------------------------------------------------------------------------------------
  Operating profit (loss)                                        $  260         $ (318)      $  (9)          $  (67)
  Interest expense                                                   --             --        (156)            (156)
  (Provision) benefit for income taxes                             (144)            25          74 (b)          (45)
-------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                            $  116         $ (293)      $ (91)          $ (268)
-------------------------------------------------------------------------------------------------------------------
  Depreciation, depletion and amortization                       $  639         $  101       $  29           $  769
  Identifiable assets                                             4,446          3,576         620            8,642
  Capital expenditures                                              755            591           2            1,348
-------------------------------------------------------------------------------------------------------------------
1992
  Operating revenues
    Total operating revenues                                     $2,399         $3,722       $ 617
    Less: Transfers between affiliates                              281            107         492
-------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers               $2,118         $3,615       $ 125           $5,858
-------------------------------------------------------------------------------------------------------------------
  Operating profit (loss)                                        $  373         $ (121)      $  19           $  271
  Interest expense                                                   --             --        (147)            (147)
  (Provision) benefit for income taxes                             (154)            (8)         46             (116)
-------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                            $  219         $ (129)      $ (82)          $    8
-------------------------------------------------------------------------------------------------------------------
  Depreciation, depletion and amortization                       $  677         $   66       $  31           $  774
  Identifiable assets                                             4,703          3,397         622            8,722
  Capital expenditures                                              916            639           3            1,558
===================================================================================================================

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

   The Corporation maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. Judgements are required to balance the relative costs and benefits of this system of internal controls.

   The Corporation's consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, who have been selected by the Audit Committee of the Board of Directors and approved by the stockholders. Ernst & Young LLP assesses the Corporation's system of internal controls and performs tests and procedures that they consider necessary to arrive at an opinion on the fairness of the consolidated financial statements.

   The Audit Committee of the Board of Directors, which consists solely of nonemployee directors, meets periodically with the independent auditors, internal auditors and management to review and discuss the Corporation's financial information, the system of internal controls and the results of internal and external audits. Ernst & Young LLP and the Corporation's internal auditors have unrestricted access to the Audit Committee to discuss audit findings and other financial matters.

/s/ Leon Hess
Leon Hess
Chairman of the Board and
Chief Executive Officer


/s/ John Y. Schreyer
John Y. Schreyer
Executive Vice President and
Chief Financial Officer


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Amerada Hess Corporation

We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, retained earnings, changes in common stock and capital in excess of par value and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 1994 and 1993 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, NY
February 15, 1995

SUPPLEMENTARY OIL AND GAS DATA
Amerada Hess Corporation and Consolidated Subsidiaries

The supplementary oil and gas data that follows is presented in accordance with Statement of Financial Accounting Standards (FAS) No. 69, Disclosures about Oil and Gas Producing Activities, and includes (1) costs incurred, capitalized costs and results of operations relating to oil and gas producing activities, (2) net proved oil and gas reserves, and (3) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves, including a reconciliation of changes therein.

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

----------------------------------------------------------------------------------------------------
                                                                    United                     Other
For the Years Ended December 31 (Millions of dollars)       Total   States   Canada   Europe   Areas
----------------------------------------------------------------------------------------------------
1994
  Property acquisitions                                     $ 21     $ 14     $ 5      $ --     $ 2
  Exploration                                                274      139      31        99       5
  Development                                                333      120      31       170      12

1993
  Property acquisitions                                     $ 56     $ 48     $ 5      $  2     $ 1
  Exploration                                                274      147      27        98       2
  Development                                                527      151      22       345       9

1992
  Property acquisitions                                     $ 38     $ 31     $ 2      $ --     $ 5
  Exploration                                                229      104      17        89      19
  Development                                                742      116      10       608       8
---------------------------------------------------------------------------------------------------



CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

-------------------------------------------------------------------------------------------------------
At December 31 (Millions of dollars)                                                  1994        1993
-------------------------------------------------------------------------------------------------------
Unproved properties                                                                  $  439      $  484
Proved properties                                                                     2,071       2,057
Wells, equipment and related facilities                                               7,147       6,687
-------------------------------------------------------------------------------------------------------
  Total costs                                                                         9,657       9,228
Less: Reserves for depreciation, depletion, amortization and lease impairment         5,988       5,266
-------------------------------------------------------------------------------------------------------
  Net capitalized costs                                                              $3,669      $3,962
=======================================================================================================

The results of operations for oil and gas producing activities shown below exclude sales of purchased crude oil and natural gas, non-operating revenues (which include the gain on the sale of an undeveloped natural gas field in 1994), interest expense and gains and losses resulting from foreign currency exchange transactions. Therefore, these results differ from the net income from exploration and production operations in Note 14 to the financial statements.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

---------------------------------------------------------------------------------------------------------------
                                                                            United                        Other
For the Years Ended December 31 (Millions of dollars)              Total    States    Canada    Europe    Areas
---------------------------------------------------------------------------------------------------------------
1994
  Sales and other operating revenues
    Unaffiliated customers                                        $1,687      $576      $172    $  879     $ 60
    Inter-company                                                    385        98         2       237       48
---------------------------------------------------------------------------------------------------------------
        Total revenues                                             2,072       674       174     1,116      108
---------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes                     593       210        47       318       18
    Exploration expenses, including dry holes                        250       128        18        99        5
    Other operating expenses                                         187        70        11        92       14
    Depreciation, depletion, amortization and lease impairment       746       293        57       368       28
    Provision for income taxes                                       197       (10)       22       167       18
---------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                   1,973       691       155     1,044       83
---------------------------------------------------------------------------------------------------------------
  Results of operations                                           $   99      $(17)     $ 19    $   72     $ 25
---------------------------------------------------------------------------------------------------------------

1993
  Sales and other operating revenues
    Unaffiliated customers                                        $1,790      $704      $176    $  890     $ 20
    Inter-company                                                    227       119        --        --      108
---------------------------------------------------------------------------------------------------------------
        Total revenues                                             2,017       823       176       890      128
---------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes                     607       233        49       294       31
    Exploration expenses, including dry holes                        259       150        18        89        2
    Other operating expenses                                         218        79        12       109       18
    Depreciation, depletion, amortization and lease impairment       694       332        54       271       37
    Provision for income taxes                                       133         9        23        82       19
---------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                   1,911       803       156       845      107
---------------------------------------------------------------------------------------------------------------
  Results of operations                                           $  106      $ 20      $ 20    $   45     $ 21
---------------------------------------------------------------------------------------------------------------

1992
  Sales and other operating revenues
    Unaffiliated customers                                        $1,846      $701      $161    $  963     $ 21
    Inter-company                                                    257       141        --         2      114
---------------------------------------------------------------------------------------------------------------
        Total revenues                                             2,103       842       161       965      135
---------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes                     603       223        48       310       22
    Exploration expenses, including dry holes                        229       100        14        95       20
    Other operating expenses                                         230        55        14       137       24
    Depreciation, depletion, amortization and lease impairment       736       398        61       241       36
    Provision for income taxes                                       122        12        17        59       34
---------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                   1,920       788       154       842      136
---------------------------------------------------------------------------------------------------------------
  Results of operations                                           $  183      $ 54      $  7    $  123     $ (1)
===============================================================================================================

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

OIL AND GAS RESERVES

--------------------------------------------------------------------------------------------------
                                                                  United                     Other
                                                          Total   States   Canada   Europe   Areas
--------------------------------------------------------------------------------------------------
Net Proved Developed and Undeveloped Reserves
  Crude Oil, Including Condensate and Natural Gas
  Liquids (Millions of barrels)
    At January 1, 1992                                      638      201       44      349      44
    Revisions of previous estimates                          58       25       --       32       1
    Extensions, discoveries and other additions              37        4        1       32      --
    Purchases of minerals in-place                            1       --       --        1      --
    Production                                              (82)     (27)      (5)     (43)     (7)
--------------------------------------------------------------------------------------------------
    At December 31, 1992                                    652      203       40      371      38
    Revisions of previous estimates                          66       16       --       43       7
    Extensions, discoveries and other additions              28        5        3       20      --
    Purchases of minerals in-place                            3       --        1        2      --
    Production                                              (79)     (26)      (5)     (41)     (7)
--------------------------------------------------------------------------------------------------
    At December 31, 1993                                    670      198       39      395      38
    Revisions of previous estimates                          49       13       (2)      35       3
    Extensions, discoveries and other additions              12        8        2        2      --
    Purchases of minerals in-place                            8        4       --       --       4
    Sales of minerals in-place                               (3)      --       --       (3)     --
    Production                                              (92)     (25)      (5)     (56)     (6)
--------------------------------------------------------------------------------------------------
    At December 31, 1994                                    644      198       34      373      39
--------------------------------------------------------------------------------------------------
  Natural Gas (Millions of Mcf)
    At January 1, 1992                                    2,551    1,058      558      935      --
    Revisions of previous estimates                         166       90       74        2      --
    Extensions, discoveries and other additions             224       70       16      138      --
    Purchases of minerals in-place                           38       11       --       27      --
    Production                                             (339)    (220)     (51)     (68)     --
--------------------------------------------------------------------------------------------------
    At December 31, 1992                                  2,640    1,009      597    1,034      --
    Revisions of previous estimates                         127       30       (5)     102      --
    Extensions, discoveries and other additions             189       82       65       42      --
    Purchases of minerals in-place                           20       11        4        5      --
    Production                                             (323)    (183)     (61)     (79)     --
--------------------------------------------------------------------------------------------------
    At December 31, 1993                                  2,653      949      600    1,104      --
    Revisions of previous estimates                         142      105       (1)      38      --
    Extensions, discoveries and other additions             167      101       50       16      --
    Purchases of minerals in-place                            4        3       --        1      --
    Sales of minerals in-place                              (76)      --       --      (76)     --
    Production                                             (309)    (156)     (68)     (85)     --
--------------------------------------------------------------------------------------------------
    At December 31, 1994                                  2,581    1,002*     581      998      --
--------------------------------------------------------------------------------------------------
Net Proved Developed Reserves
  Crude Oil, Including Condensate and Natural Gas
  Liquids (Millions of barrels)
    At January 1, 1992                                      443      172       43      186      42
    At December 31, 1992                                    436      173       40      191      32
    At December 31, 1993                                    514      169       38      271      36
    At December 31, 1994                                    505      171       33      263      38
  Natural Gas (Millions of Mcf)
    At January 1, 1992                                    1,872      915      529      428      --
    At December 31, 1992                                  2,002      851      576      575      --
    At December 31, 1993                                  2,260      794      579      887      --
    At December 31, 1994                                  2,210      838      558      814      --
==================================================================================================

*Excludes 486 million Mcf of carbon dioxide gas for sale or use in company operations.

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

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES

-----------------------------------------------------------------------------------------------------
                                                                  United                        Other
At December 31 (Millions of dollars)                    Total     States    Canada    Europe    Areas
-----------------------------------------------------------------------------------------------------
1994
  Future revenues                                     $14,545     $4,267    $1,266    $8,236     $776
-----------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs             6,874      2,317       667     3,696      194
    Future income tax expenses                          2,789        465       152     1,910      262
-----------------------------------------------------------------------------------------------------
                                                        9,663      2,782       819     5,606      456
-----------------------------------------------------------------------------------------------------
  Future net cash flows                                 4,882      1,485       447     2,630      320
  Less: Discount at 10% annual rate                     1,622        577       168       787       90
-----------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                        $ 3,260     $  908    $  279    $1,843     $230
-----------------------------------------------------------------------------------------------------

1993
  Future revenues                                     $13,484     $4,135    $1,714    $7,059     $576
-----------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs             6,505      2,258       704     3,360      183
    Future income tax expenses                          2,235        407       308     1,380      140
-----------------------------------------------------------------------------------------------------
                                                        8,740      2,665     1,012     4,740      323
-----------------------------------------------------------------------------------------------------
  Future net cash flows                                 4,744      1,470       702     2,319      253
  Less: Discount at 10% annual rate                     1,705        556       266       797       86
-----------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                        $ 3,039     $  914    $  436    $1,522     $167
-----------------------------------------------------------------------------------------------------

1992
  Future revenues                                     $15,802     $5,035    $1,497    $8,475     $795
-----------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs             6,870      2,505       604     3,570      191
    Future income tax expenses                          3,330        606       320     2,235      169
-----------------------------------------------------------------------------------------------------
                                                       10,200      3,111       924     5,805      360
-----------------------------------------------------------------------------------------------------
  Future net cash flows                                 5,602      1,924       573     2,670      435
  Less: Discount at 10% annual rate                     2,106        777       213       949      167
-----------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                        $ 3,496     $1,147    $  360    $1,721     $268
=====================================================================================================

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

--------------------------------------------------------------------------------------------------------------------
For the years ended December 31 (Millions of dollars)                                 1994         1993         1992
--------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year      $ 3,039      $ 3,496      $ 3,401
--------------------------------------------------------------------------------------------------------------------
Changes during the year
  Sales and transfers of oil and gas produced during year, net of
    production costs                                                                (1,479)      (1,410)      (1,500)
Development costs incurred during year                                                 333          527          742
Net changes in prices and production costs applicable to future production             604       (1,569)          62
Net change in estimated future development costs                                      (264)         (68)         (13)
Extensions and discoveries (including improved recovery) of oil and
  gas reserves, less related costs                                                     135          167          284
Revisions of previous oil and gas reserve estimates                                    314          288          623
Purchases (sales) of minerals in-place                                                  (2)          23           35
Accretion of discount                                                                  437          539          475
Net change in income taxes                                                            (380)         547         (513)
Revision in rate or timing of future production and other changes                      523          499         (100)
--------------------------------------------------------------------------------------------------------------------
  Total                                                                                221         (457)          95
--------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year            $ 3,260      $ 3,039      $ 3,496
====================================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA
Amerada Hess Corporation and Consolidated Subsidiaries

--------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                1994           1993            1992
--------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
  Revenues
    Sales (excluding excise taxes) and other operating revenues
      Crude oil (including sales of purchased oil)                   $1,228,045     $1,219,750      $1,362,118
      Natural gas (including sales of purchased gas)                  1,063,560      1,020,563         787,996
      Petroleum products                                              3,980,563      3,348,900       3,428,702
      Other operating revenues                                          329,816        290,308         279,541
--------------------------------------------------------------------------------------------------------------
          Total                                                       6,601,984      5,879,521       5,858,357
    Non-operating revenues                                               96,809         21,153          95,352
--------------------------------------------------------------------------------------------------------------
          Total revenues                                              6,698,793      5,900,674       5,953,709
--------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Cost of products sold and operating expenses                      4,449,819      4,287,139       4,039,180
    Exploration expenses, including dry holes                           249,433        258,826         228,998
    Selling, general and administrative expenses                        590,647        596,919         581,542
    Interest expense                                                    245,149        156,615         147,099
    Depreciation, depletion and amortization                            879,679        769,390         773,507
    Lease impairment                                                     48,254         55,261          59,898
    Special charge for marine transportation costs                           --             --              --
    Provision for income taxes                                          162,098         44,727(*)      115,940
--------------------------------------------------------------------------------------------------------------
          Total costs and expenses                                    6,625,079      6,168,877       5,946,164
--------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                  $   73,714     $ (268,203)     $    7,545
--------------------------------------------------------------------------------------------------------------
  Net income (loss) per share (**)                                   $      .79     $    (2.90)     $      .09
--------------------------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE
  Common stock                                                       $      .60     $      .60      $      .60
  Preferred stock (redeemed in 1987)                                         --             --              --
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  (in thousands)                                                         92,969         92,595          87,317
==============================================================================================================

 *Includes a benefit of $29,459 ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.
**For a description of the basis of computing earnings per share, see Note 11 to consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                 1991           1990           1989           1988
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
  Revenues
    Sales (excluding excise taxes) and other operating revenues
      Crude oil (including sales of purchased oil)                    $1,448,793     $1,248,193     $  904,233     $  872,757
      Natural gas (including sales of purchased gas)                     574,004        458,615        315,578        288,915
      Petroleum products                                               3,897,748      4,587,646      4,107,770      2,864,342
      Other operating revenues                                           346,300        653,051        261,373        179,997
-----------------------------------------------------------------------------------------------------------------------------
          Total                                                        6,266,845      6,947,505      5,588,954      4,206,011
    Non-operating revenues                                               149,496        133,593         90,373         57,533
-----------------------------------------------------------------------------------------------------------------------------
          Total revenues                                               6,416,341      7,081,098      5,679,327      4,263,544
-----------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Cost of products sold and operating expenses                       4,409,832      4,708,925      3,837,800      2,964,534
    Exploration expenses, including dry holes                            301,183        276,200        164,925        182,205
    Selling, general and administrative expenses                         582,549        512,805        422,491        380,169
    Interest expense                                                     177,850        224,200        187,811        145,439
    Depreciation, depletion and amortization                             765,877        687,064        492,510        373,661
    Lease impairment                                                      62,888         56,403         53,424         67,753
    Special charge for marine transportation costs                            --             --             --             --
    Provision for income taxes                                            31,854        132,788         44,017         25,566
-----------------------------------------------------------------------------------------------------------------------------
          Total costs and expenses                                     6,332,033      6,598,385      5,202,978      4,139,327
-----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                   $   84,308     $  482,713     $  476,349     $  124,217
-----------------------------------------------------------------------------------------------------------------------------
  Net income (loss) per share (**)                                    $     1.04     $     5.96     $     5.87     $     1.51
-----------------------------------------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE
  Common stock                                                        $      .60     $      .60     $      .60     $      .60
  Preferred stock (redeemed in 1987)                                          --             --             --             --
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  (in thousands)                                                          81,088         81,023         81,147         82,031
=============================================================================================================================

---------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                 1987           1986            1985
---------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
  Revenues
    Sales (excluding excise taxes) and other operating revenues
      Crude oil (including sales of purchased oil)                    $  886,504     $  806,927      $2,150,919
      Natural gas (including sales of purchased gas)                     284,610        284,533         336,552
      Petroleum products                                               3,347,242      2,649,197       4,877,005
      Other operating revenues                                           195,209        270,525         307,776
---------------------------------------------------------------------------------------------------------------
          Total                                                        4,713,565      4,011,182       7,672,252
    Non-operating revenues                                                71,024         51,073          50,290
---------------------------------------------------------------------------------------------------------------
          Total revenues                                               4,784,589      4,062,255       7,722,542
---------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Cost of products sold and operating expenses                       3,521,552      3,155,868       5,829,095
    Exploration expenses, including dry holes                            106,440        148,506         229,753
    Selling, general and administrative expenses                         328,118        315,199         300,542
    Interest expense                                                     144,147        164,275         189,263
    Depreciation, depletion and amortization                             359,825        382,273         373,734
    Lease impairment                                                      71,657         85,971         110,297
    Special charge for marine transportation costs                            --             --         536,692
    Provision for income taxes                                            22,990         (7,267)        375,277
---------------------------------------------------------------------------------------------------------------
          Total costs and expenses                                     4,554,729      4,244,825       7,944,653
---------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                   $  229,860     $ (182,570)     $ (222,111)
---------------------------------------------------------------------------------------------------------------
  Net income (loss) per share (**)                                    $     2.73     $    (2.16)     $    (2.63)
---------------------------------------------------------------------------------------------------------------
Dividends Per Share
  Common stock                                                        $      .45             --      $     1.10
  Preferred stock (redeemed in 1987)                                  $     2.63     $     3.50      $     3.50
Weighted Average Number of Shares Outstanding
  (in thousands)                                                          84,136         84,440          84,536
===============================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA
Amerada Hess Corporation and Consolidated Subsidiaries

-----------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                          1994             1993             1992
-----------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                   $    53,135      $    79,635      $   141,014
  Working capital                                                 520,247          245,026          551,459
  Property, plant and equipment
    Exploration and production                                $ 9,656,923      $ 9,227,937      $ 9,071,396
    Refining and marketing                                      3,892,724        3,834,674        3,294,958
    Transportation and other                                      755,179          724,629          724,411
-----------------------------------------------------------------------------------------------------------
      Total--at cost                                           14,304,826       13,787,240       13,090,765
    Less reserves                                               7,938,824        7,052,328        6,646,801
-----------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                      $ 6,366,002      $ 6,734,912      $ 6,443,964
-----------------------------------------------------------------------------------------------------------
  Total assets                                                $ 8,337,940      $ 8,641,546      $ 8,721,756
  Total debt                                                    3,339,788        3,687,922        3,186,199
  Stockholders' equity                                          3,099,629        3,028,911        3,387,599
  Stockholders' equity per share                              $     33.33      $     32.71      $     36.59
-----------------------------------------------------------------------------------------------------------
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                   $   957,018      $   819,423      $ 1,137,707
-----------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
      Exploration and production                                 (531,409)        (754,876)        (915,476)
      Refining and marketing                                      (62,238)        (591,545)        (639,365)
      Transportation and other                                     (2,637)          (1,620)          (2,953)
-----------------------------------------------------------------------------------------------------------
        Total capital expenditures                               (596,284)      (1,348,041)      (1,557,794)
    Other, including proceeds from sales of
      property, plant and equipment                                72,804           12,436           25,423
-----------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                      (523,480)      (1,335,605)      (1,532,371)
-----------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                 (54,153)         117,791         (159,756)
    Long-term borrowings                                          289,843          547,704          675,016
    Repayment of long-term debt and
      capitalized lease obligations                              (642,112)        (167,769)        (524,384)
    Issuance of common stock                                           --               --          497,360
    Cash dividends paid                                           (55,711)         (41,603)         (64,194)
    Common and preferred stock retired                                 --               --               --
-----------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities        (462,133)         456,123          424,042
-----------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                           2,095           (1,320)          (8,534)
-----------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents        $   (26,500)     $   (61,379)     $    20,844
-----------------------------------------------------------------------------------------------------------
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)*              92,996           92,587           92,584
  Number of stockholders (based on number of
    holders of record)                                             11,506           12,000           13,088
  Market price of common stock                                $     45.63      $     45.13      $     46.00
==============================================================================================================

*Assuming conversion of preferred prior to 1987.

-----------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                           1991             1990             1989             1988
-----------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                    $   120,170      $   129,914      $   120,300       $  213,184
  Working capital                                                  625,370          603,244          493,168          285,074
  Property, plant and equipment
    Exploration and production                                 $ 9,174,705      $ 8,210,531      $ 6,403,799       $5,360,817
    Refining and marketing                                       2,632,026        2,230,000        2,053,018        1,973,782
    Transportation and other                                       723,101          717,452          710,439          703,862
-----------------------------------------------------------------------------------------------------------------------------
      Total--at cost                                            12,529,832       11,157,983        9,167,256        8,038,461
    Less reserves                                                6,339,232        5,594,399        4,688,142        4,358,765
-----------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                       $ 6,190,600      $ 5,563,584      $ 4,479,114       $3,679,696
-----------------------------------------------------------------------------------------------------------------------------
  Total assets                                                 $ 8,841,435      $ 9,056,636      $ 6,867,411       $5,371,979
  Total debt                                                     3,266,195        2,925,285        2,697,184        1,672,329
  Stockholders' equity                                           3,131,982        3,106,029        2,560,628        2,215,154
  Stockholders' equity per share                               $     38.63      $     38.34      $     31.69       $    27.02
-----------------------------------------------------------------------------------------------------------------------------
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                    $ 1,364,268      $ 1,326,444      $   805,848       $  747,393
-----------------------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
      Exploration and production                                (1,292,935)      (1,265,168)      (1,729,357)        (652,600)
      Refining and marketing                                      (410,645)        (182,090)         (86,645)         (60,084)
      Transportation and other                                      (8,735)         (14,169)         (12,667)         (17,245)
-----------------------------------------------------------------------------------------------------------------------------
        Total capital expenditures                              (1,712,315)      (1,461,427)      (1,828,669)        (729,929)
    Other, including proceeds from sales of
      property, plant and equipment                                 37,788          (12,012)           6,644           16,401
-----------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                     (1,674,527)      (1,473,439)      (1,822,025)        (713,528)
-----------------------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                 (183,351)          46,744           13,823         (205,414)
    Long-term borrowings                                           786,280          461,413        1,203,994          416,161
    Repayment of long-term debt and
      capitalized lease obligations                               (269,414)        (287,531)        (194,870)        (191,159)
    Issuance of common stock                                            --               --               --               --
    Cash dividends paid                                            (36,468)         (60,681)         (48,785)         (49,248)
    Common and preferred stock retired                                  --           (6,213)         (43,632)          (7,420)
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities          297,047          153,732          930,530          (37,080)
-----------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                            3,468            2,877           (7,237)         (10,114)
-----------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents         $    (9,744)     $     9,614      $   (92,884)      $  (13,329)
-----------------------------------------------------------------------------------------------------------------------------
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)*               81,068           81,019           80,804           81,979
  Number of stockholders (based on number of
    holders of record)                                              13,732           14,669           16,638           18,031
  Market price of common stock                                 $     47.50      $     46.38      $     48.75       $    31.50
=============================================================================================================================

------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                          1987             1986              1985
------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                    $  226,513       $   92,681        $  171,074
  Working capital                                                 161,764          231,602           434,049
  Property, plant and equipment
    Exploration and production                                 $5,010,724       $4,508,499        $4,468,310
    Refining and marketing                                      1,922,620        1,900,919         1,901,371
    Transportation and other                                      680,257          721,743           789,781
------------------------------------------------------------------------------------------------------------
      Total--at cost                                            7,613,601        7,131,161         7,159,462
    Less reserves                                               4,064,227        3,601,978         3,220,824
------------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                       $3,549,374       $3,529,183        $3,938,638
------------------------------------------------------------------------------------------------------------
  Total assets                                                 $5,304,808       $4,904,710        $6,213,662
  Total debt                                                    1,631,345        1,528,367         1,935,967
  Stockholders' equity                                          2,158,544        1,938,793         2,114,757
  Stockholders' equity per share                               $    26.30       $    22.97        $    25.04
------------------------------------------------------------------------------------------------------------
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                    $  452,158       $  560,063        $1,230,925
------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
      Exploration and production                                 (304,462)        (207,374)         (611,848)
      Refining and marketing                                      (36,018)          (7,511)          (83,989)
      Transportation and other                                     (7,663)          (2,545)           (3,445)
------------------------------------------------------------------------------------------------------------
        Total capital expenditures                               (348,143)        (217,430)         (699,282)
    Other, including proceeds from sales of
      property, plant and equipment                                 4,845           13,895            19,627
------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                      (343,298)        (203,535)         (679,655)
------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                 398,889          (95,314)         (108,257)
    Long-term borrowings                                           63,000           21,102               940
    Repayment of long-term debt and
      capitalized lease obligations                              (372,115)        (336,224)         (333,964)
    Issuance of common stock                                           --               --                --
    Cash dividends paid                                           (25,857)         (23,757)          (92,268)
    Common and preferred stock retired                            (62,138)              --                --
------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities           1,779         (434,193)         (533,549)
------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                          23,193             (728)              827
------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents         $  133,832       $  (78,393)       $   18,548
------------------------------------------------------------------------------------------------------------
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)*              82,089           84,408            84,439
  Number of stockholders (based on number of
    holders of record)                                             19,343           23,696            25,497
  Market price of common stock                                 $    24.88       $    23.75        $    27.25
============================================================================================================

TEN-YEAR SUMMARY OF OPERATING DATA
Amerada Hess Corporation and Consolidated Subsidiaries

---------------------------------------------------------------------------------------------------
                                                             1994             1993             1992
---------------------------------------------------------------------------------------------------
PRODUCTION PER DAY (NET)
  Crude oil (barrels)
    United States                                          55,638           60,173           62,517
    Canada                                                 10,581           11,536           11,528
    United Kingdom (North Sea)                            122,043           80,019           86,265
    Norway (North Sea)                                     24,279           26,388           29,598
    Abu Dhabi                                               7,273           10,004           11,150
    Africa*                                                 8,857            8,301            6,910
---------------------------------------------------------------------------------------------------
      Total                                               228,671          196,421          207,968
---------------------------------------------------------------------------------------------------
  Natural gas liquids (barrels)
    United States                                          11,964           11,798           11,063
    Canada                                                  1,809            1,956            1,981
    United Kingdom (North Sea)                              6,756            3,783            1,468
    Norway (North Sea)                                      1,320            1,432            1,707
---------------------------------------------------------------------------------------------------
      Total                                                21,849           18,969           16,219
---------------------------------------------------------------------------------------------------
Natural gas (Mcf)
    United States                                         427,103          502,459          601,824
    Canada                                                185,856          167,839          137,680
    United Kingdom (North Sea)                            208,742          188,024          153,599
    Norway (North Sea)                                     24,417           28,987           31,858
---------------------------------------------------------------------------------------------------
      Total                                               846,118          887,309          924,961
---------------------------------------------------------------------------------------------------
WELL COMPLETIONS (NET)
    Oil wells                                                  28               48               33
    Gas wells                                                  44               49               20
    Dry holes                                                  24               37               22
PRODUCTIVE WELLS AT YEAR-END (NET)
    Oil wells                                               2,160            2,189            2,082
    Gas wells                                               1,146            1,115              966
---------------------------------------------------------------------------------------------------
      Total                                                 3,306            3,304            3,048
---------------------------------------------------------------------------------------------------
UNDEVELOPED NET ACREAGE (HELD AT END OF YEAR)
    United States                                       1,685,000        1,854,000        1,819,000
    Canada                                                743,000          788,000          840,000
    Other international                                 3,827,000        3,522,000        2,328,000
---------------------------------------------------------------------------------------------------
      Total                                             6,255,000        6,164,000        4,987,000
---------------------------------------------------------------------------------------------------
SHIPPING
    Vessels owned or under charter at year-end                 17               15               21
    Total deadweight tons                               2,265,000        2,398,000        3,223,000
REFINING (BARRELS DAILY)
    Refinery crude runs                                   388,000          351,000          335,000
PETROLEUM PRODUCTS SOLD (BARRELS DAILY)
    Gasoline, distillates and other light products        375,000          291,000          275,000
    Residual fuel oils                                     93,000           95,000          102,000
---------------------------------------------------------------------------------------------------
      Total                                               468,000          386,000          377,000
---------------------------------------------------------------------------------------------------
STORAGE CAPACITY AT YEAR-END (BARRELS)                 94,597,000       94,380,000       95,199,000
NUMBER OF EMPLOYEES (AVERAGE)                               9,858           10,173           10,263
===================================================================================================

*Principally production from Gabon after 1990 and from Libya prior to June 30, 1986, when the Corporation ceased operations in accordance with United States Government Regulations.

---------------------------------------------------------------------------------------------------------------------
                                                                  1991           1990            1989            1988
---------------------------------------------------------------------------------------------------------------------
PRODUCTION PER DAY (NET)
  Crude oil (barrels)
    United States                                               66,063         62,434          60,992          60,782
    Canada                                                      11,966          9,494           9,178           9,251
    United Kingdom (North Sea)                                  59,979         56,027          38,707          32,223
    Norway (North Sea)                                          28,619         24,351          24,135          21,782
    Abu Dhabi                                                    9,866          8,475           7,230           9,374
    Africa*                                                      8,952             --              --              --
---------------------------------------------------------------------------------------------------------------------
      Total                                                    185,445        160,781         140,242         133,412
---------------------------------------------------------------------------------------------------------------------
  Natural gas liquids (barrels)
    United States                                               10,047          9,436           9,986           7,183
    Canada                                                       1,997          1,704           1,732           1,529
    United Kingdom (North Sea)                                     766            805             466             295
    Norway (North Sea)                                           1,752          2,004           2,016           1,884
---------------------------------------------------------------------------------------------------------------------
      Total                                                     14,562         13,949          14,200          10,891
---------------------------------------------------------------------------------------------------------------------
Natural gas (Mcf)
    United States                                              583,740        457,042         335,112         283,114
    Canada                                                     104,151         76,768          72,855          61,653
    United Kingdom (North Sea)                                 128,014        145,921         126,643         141,139
    Norway (North Sea)                                          26,947         25,656          24,371          20,389
---------------------------------------------------------------------------------------------------------------------
      Total                                                    842,852        705,387         558,981         506,295
---------------------------------------------------------------------------------------------------------------------
WELL COMPLETIONS (NET)
    Oil wells                                                       45             17              19              39
    Gas wells                                                       41             33              19               8
    Dry holes                                                       36             38              31              35
PRODUCTIVE WELLS AT YEAR-END (NET)
    Oil wells                                                    2,103          2,111           2,048           2,014
    Gas wells                                                      927            905             714             612
---------------------------------------------------------------------------------------------------------------------
      Total                                                      3,030          3,016           2,762           2,626
---------------------------------------------------------------------------------------------------------------------
UNDEVELOPED NET ACREAGE (HELD AT END OF YEAR)
    United States                                            1,802,000      1,716,000       1,589,000       1,556,000
    Canada                                                     842,000        835,000         582,000         786,000
    Other international                                      2,638,000      2,494,000       2,501,000       3,936,000
---------------------------------------------------------------------------------------------------------------------
      Total                                                  5,282,000      5,045,000       4,672,000       6,278,000
---------------------------------------------------------------------------------------------------------------------
SHIPPING
    Vessels owned or under charter at year-end                      21             23              22              21
    Total deadweight tons                                    2,825,000      3,012,000       3,081,000       2,719,000
REFINING (BARRELS DAILY)
    Refinery crude runs                                        320,000        383,000         397,000         296,000
PETROLEUM PRODUCTS SOLD (BARRELS DAILY)
    Gasoline, distillates and other light products             285,000        296,000         299,000         222,000
    Residual fuel oils                                         128,000        132,000         171,000         157,000
---------------------------------------------------------------------------------------------------------------------
      Total                                                    413,000        428,000         470,000         379,000
---------------------------------------------------------------------------------------------------------------------
STORAGE CAPACITY AT YEAR-END (BARRELS)                      94,879,000     93,867,000      91,794,000      90,798,000
NUMBER OF EMPLOYEES (AVERAGE)                                   10,317          9,645           8,740           8,151
=====================================================================================================================


------------------------------------------------------------------------------------------------------
                                                                  1987            1986            1985
------------------------------------------------------------------------------------------------------
PRODUCTION PER DAY (NET)
  Crude oil (barrels)
    United States                                               62,635          65,877          67,109
    Canada                                                       8,592           8,548           8,268
    United Kingdom (North Sea)                                  27,709          32,955          32,212
    Norway (North Sea)                                          20,937          17,088          17,896
    Abu Dhabi                                                    6,903           9,673           9,819
    Africa*                                                         --          15,375          26,878
------------------------------------------------------------------------------------------------------
      Total                                                    126,776         149,516         162,182
------------------------------------------------------------------------------------------------------
  Natural gas liquids (barrels)
    United States                                                5,913           2,944           4,932
    Canada                                                       1,306           1,627           1,576
    United Kingdom (North Sea)                                     402             734             710
    Norway (North Sea)                                           1,847           1,690           1,654
------------------------------------------------------------------------------------------------------
      Total                                                      9,468           6,995           8,872
------------------------------------------------------------------------------------------------------
Natural gas (Mcf)
    United States                                              282,906         228,827         244,062
    Canada                                                      49,229          46,248          57,297
    United Kingdom (North Sea)                                 180,594         168,926         164,443
    Norway (North Sea)                                          18,771          15,230          15,765
------------------------------------------------------------------------------------------------------
      Total                                                    531,500         459,231         481,567
------------------------------------------------------------------------------------------------------
WELL COMPLETIONS (NET)
    Oil wells                                                       35              23              45
    Gas wells                                                       13               6              21
    Dry holes                                                       28              25              47
PRODUCTIVE WELLS AT YEAR-END (NET)
    Oil wells                                                    2,058           2,056           2,149
    Gas wells                                                      620             616             626
------------------------------------------------------------------------------------------------------
      Total                                                      2,678           2,672           2,775
------------------------------------------------------------------------------------------------------
UNDEVELOPED NET ACREAGE (HELD AT END OF YEAR)
    United States                                            1,566,000       1,949,000       2,543,000
    Canada                                                     787,000         851,000       1,933,000
    Other international                                      3,875,000       3,626,000       3,567,000
------------------------------------------------------------------------------------------------------
      Total                                                  6,228,000       6,426,000       8,043,000
------------------------------------------------------------------------------------------------------
SHIPPING
    Vessels owned or under charter at year-end                      21              22              23
    Total deadweight tons                                    2,903,000       2,953,000       2,978,000
REFINING (BARRELS DAILY)
    Refinery crude runs                                        371,000         293,000         337,000
PETROLEUM PRODUCTS SOLD (BARRELS DAILY)
    Gasoline, distillates and other light products             257,000         207,000         270,000
    Residual fuel oils                                         154,000         151,000         147,000
------------------------------------------------------------------------------------------------------
      Total                                                    411,000         358,000         417,000
------------------------------------------------------------------------------------------------------
STORAGE CAPACITY AT YEAR-END (BARRELS)                      88,047,000      87,746,000      88,839,000
NUMBER OF EMPLOYEES (AVERAGE)                                    7,890           7,776           8,290
======================================================================================================