Form 10-K, Exhibit 13
period 1995-12-31
AMERADA HESS CORP
filed 1996-03-27
CIK 4447

         6                             UNITED STATES EXPLORATION AND PRODUCTION



         Amerada Hess replaced 130% of its crude oil production and 124% of its natural gas production in the United States during 1995. This success resulted primarily from discoveries in the Garden Banks area of the Gulf of Mexico.


         Amerada Hess, as operator with a 50% interest, has begun developing its Baldpate prospect located in the Garden Banks Blocks 215/216/259/260 area of the Gulf of Mexico. The Corporation will install a compliant tower in 1,650 feet of water. It will have the capacity to process 40,000 barrels of oil per day and 150,000 Mcf of natural gas per day. First production is expected in mid-1998.


         Subsequent to commencing development of the Baldpate prospect, Amerada Hess drilled a well into a separate structure on Garden Banks Block 216, about three miles northeast of the Baldpate platform location. That well encountered a significant hydrocarbon accumulation. Amerada Hess is studying the feasibility of tying this discovery back to the Baldpate production facilities.


         North of the Baldpate prospect, the Enchilada prospect was discovered on Garden Banks Blocks 172 (AHC 60%), 127 (AHC 25%) and 128 (AHC 25%). Development has commenced, with first production expected late in 1997.


         On Mustang Island Block A-86 (AHC 53.33%), Amerada Hess drilled two wells that proved extensions to a producing field on Mustang Island Block A-85 (AHC 53.33%). These wells currently are producing a total of 30,000 Mcf of natural gas per day.


                                        Two major developments are under way in
                 [PHOTO OF              the Garden Banks area of the Gulf of
                AMERADA HESS            Mexico. Production facilities will be
             CORPORATION EMPLOYEE]      installed on Block 260 to develop the
                                        Baldpate prospect which is primarily an
                                        oil field. To the north, a natural gas
                                        and condensate field is being developed
                                        on Blocks 127, 128 and 172.

                                                      PHOTO OF GARDEN BANKS 172
                                                                 Gulf of Mexico

8

PHOTO OF SALT DOME PROSPECT
Mississippi

         On West Cameron Block 498 (AHC 57.43%), Amerada Hess drilled two delineation wells that encountered prospective sections of crude oil and natural gas pay with limited areal extent. Two previous discovery wells have been drilled on West Cameron Block 498. A development plan is being formulated.


         On Galveston Block 300 (AHC 50%), an exploration well tested at a rate of 11,400 Mcf of natural gas per day and 300 barrels of condensate per day. A successful delineation well has been drilled on Galveston Block 301 (AHC 50%) and a third well is currently being drilled. Development of these discoveries is scheduled for 1996.


         At the Gulf of Mexico lease sales in 1995, Amerada Hess acquired interests in 18 blocks in Federal waters and 15 blocks in State of Texas waters.


         Onshore, Amerada Hess continued its successful drilling in the Mississippi Salt Dome trend, where it has 75% interests in the Carson Dome, Dry Creek Dome and the Prentiss Dome Fields. Combined gross production from these three fields is averaging 27,000 Mcf of natural gas per day and 850 barrels of oil per day. Two wells are being completed in the Midway Dome Field (AHC 75%) that should add gross production of 9,000 Mcf of natural gas per day and 500 barrels of oil per day.


         In South Louisiana, three successful natural gas wells tested at a combined rate of 22,000 Mcf of natural gas per day and 700 barrels of oil per day. Amerada Hess has working interests in these wells ranging from 50 to 55%.


         The Corporation participated in two successful Lodgepole Reef wells in North Dakota that tested at a combined rate of 3,325 barrels of oil per day. Amerada Hess has working interests in these two wells of 25% and 65%. Additional drilling is planned.


          Production is increasing from
     discoveries by Amerada Hess on its
   Mississippi Salt Dome prospects. The           [PHOTO OF AMERADA HESS
Corporation is intensifying drilling to           CORPORATION EMPLOYEES]
      exploit recent discoveries on the
  Lodgepole Reef trend in North Dakota.

10

                                        INTERNATIONAL EXPLORATION AND PRODUCTION


         UNITED KINGDOM Amerada Hess Limited, the Corporation's British subsidiary, achieved record levels of hydrocarbon production in 1995. Crude oil and natural gas liquids production averaged 142,329 barrels per day compared with 128,799 barrels per day in 1994. Natural gas production increased to 239,307 Mcf per day from 208,742 Mcf per day in 1994.


         Contributing to the 1995 crude oil and liquids production was the tie-in by Amerada Hess Limited of South Scott to the Scott Field (AHL 34.95%), continued excellent performance from the Ivanhoe/Rob Roy Fields (AHL 42.08%) and the commencement of production in August from the Fife Field (AHL 85%). The Davy (AHL 27.78%) and Bessemer (AHL 23.08%) natural gas fields also came on stream in 1995.


         As a result of previous exploration successes, seven new oil fields currently are being developed. As operator, Amerada Hess Limited is tying the Telford Field (AHL 31.42%), a satellite of the Scott Field, into the Scott production facilities. This field is expected to come on stream early in 1997 at a gross rate of 30,000 barrels of oil per day. Amerada Hess Limited is in the process of developing the Durward and Dauntless Fields (AHL 28%), with first oil anticipated early in 1997 at a gross rate of 55,000 barrels per day. The Fergus Field (AHL 65%) is being tied into the Fife Field, with first oil production expected late in 1996. This is expected to keep gross production through the Fife facilities at the current level of 40,000 barrels of oil per day.



                                        The Telford Field is being developed and
        [PHOTO OF AMERADA HESS          will be produced through the nearby
        CORPORATION EMPLOYEE]           Scott facilities. Gross production from
                                        the Scott Field has been running at a
                                        rate in excess of 180,000 barrels of oil per day.

                                                          PHOTO OF TELFORD FIELD
                                                                  United Kingdom

12

Photo of
FIFE FIELD
United Kingdom

         West of Shetlands, Amerada Hess Limited is participating in the development of the Schiehallion Field. Subject to obtaining necessary governmental consent, first oil is anticipated as early as October 1997. The Nevis Field (AHL 22.72%) is being tied to the Beryl Field and will be brought on stream in the fourth quarter of 1996 at an estimated gross rate of 13,500 barrels of oil per day. Development of the Arkwright Field (AHL 28.21%), a satellite of the Montrose and Arbroath Fields, is proceeding with first production expected late in 1996 at a gross rate of about 12,000 barrels of oil per day.


         Natural gas was discovered in several areas in 1995. Well 21/20a-5 (AHL 28.46%) was drilled on the Bligh prospect and discovered natural gas and condensate that flowed at rates of 14,500 Mcf per day and 2,400 barrels per day, respectively. On Block 49/18 (AHL 23.08%) a potential satellite for the Indefatigable Field was discovered and a gas bearing structure (AHL 6.48%) was discovered on Block 47/14a. Further evaluation of these discoveries is planned.


         In the Sixteenth Round of United Kingdom License Awards, Amerada Hess Limited received a substantial number of exploration blocks and also received an award in the first Isle of Man License Round.


         NORWAY Amerada Hess Norge A/S, the Corporation's Norwegian subsidiary, completed a successful year in 1995. Amerada Hess Norge replaced 250% of its crude oil and natural gas liquids production and 170% of its natural gas production.


         In the Valhall Field (AHN 28.09%), a new platform is expected to come on stream in mid-1996 and significantly increase production by 1998. In the Hod Field (AHN 25%), an appraisal well extended the field and has been brought into production.

 The Fife Field came on stream in 1995
     and is being produced through the                  [Photo of Amerada Hess
      floating production, storage and                  Corporation employees]
offloading vessel, the Uisge Gorm. The
    Fergus Field also will be produced
               through the Uisge Gorm.

14

         An extension of the Elli Field on Block 25/7 (AHN 12.50%) was confirmed by an appraisal well. Unitization discussions have begun with the owners of the adjacent block, with the intent of submitting a development plan in 1996.


         In the Norwegian Fifteenth Round of License Awards early in 1996, Amerada Hess Norge received 20% interests in Blocks 24/9, 24/11 and 24/12 and a 15% interest in Block 6710/10.


         DENMARK Amerada Hess A/S, the Corporation's Danish subsidiary, drilled its first well in 1995 on the South Arne Field (AH A/S 65.69%) and discovered oil that tested at a rate of 2,341 barrels per day. Development options are being assessed.


         In the Danish Fourth Round of Licensing, Amerada Hess A/S received interests in 10 offshore blocks. It also is participating in a study of the possibility of building a new natural gas pipeline system in the Danish sector of the North Sea.


         GABON The Corporation's share of production from the Rabi Kounga Field in Gabon averaged 9,468 barrels per day in 1995 compared with 8,746 barrels per day in 1994.


         Amerada Hess, as operator with a 55% interest, completed an extensive gravity and magnetic survey on its Mazoumbel exploration permit during 1995. A 150 mile seismic program covering the 573,534 acre permit is under way for 1996.


         SOUTHEAST ASIA The Corporation continues to develop its upstream activities in Southeast Asia and during 1995 farmed into Block 11/27 offshore Thailand (AHC 15%), Block M-10 in the Andaman Sea (AHC 15%) and the Lematang Field in Indonesia (AHC 50%). Gas sales negotiations for the Pailin Field (AHC 15%) are continuing.


                                        A potentially significant oil discovery
         [Photo of Amerada Hess         was made in the South Arne Field
         Corporation employees]         offshore Denmark. Additional drilling is
                                        planned in the South Arne Field and on
                                        several other properties offshore
                                        Denmark.

                                                       PHOTO OF SOUTH ARNE FIELD
                                                                         Denmark

PHOTO OF FLUID CATALYTIC CRACKING UNIT
St. Croix, Virgin Islands

REFINING AND MARKETING


         REFINING Hess Oil Virgin Islands Corp., the Corporation's Virgin Islands subsidiary (HOVIC), conducted an engineering study in 1995 which concluded that the capacity of its fluid catalytic cracking unit can be increased to about 125,000 barrels per day with minor modifications to current equipment. Modifications are scheduled to be made during the next maintenance turnaround, which is likely to occur late this year. The fluid catalytic cracking unit, which came on stream in October 1993 at 90,000 barrels per day, currently is operating at a rate of 110,000 barrels per day.


         The strategic location of the Virgin Islands refinery enables it to effectively supply markets outside its traditional markets along the East and Gulf Coasts of the United States. HOVIC is seeking to use this advantage to capitalize on the growing demand for gasoline and distillates in South America.


         In order to improve financial results in refining, HOVIC has undertaken a number of initiatives to reduce costs, increase use of computers to optimize refinery operations and improve operating procedures. Additional changes are expected to be made during 1996.


         Refinery runs averaged 377,000 barrels per day in 1995 compared with 388,000 barrels per day in 1994. During the fourth quarter of 1995, refinery runs increased to 406,000 barrels per day in order to meet demand created by the colder winter weather.


 HOVIC will be upgrading the capacity of
the fluid catalytic cracking unit at its              [Photo of Amerada Hess
Virgin Islands refinery from the current               Corporation employee]
  level of about 110,000 barrels per day
to approximately 125,000 per day late in
                  1996 or early in 1997.

         18

         MARKETING Amerada Hess will concentrate its retail gasoline marketing in states in which it has, or can establish, a significant presence. The Corporation also plans to expand its retail gasoline marketing business. The Corporation will continue its emphasis on establishing relationships with new contract dealers. This ongoing program is increasing the amount of the Corporation's gasoline marketed under the HESS brand name without requiring significant capital expenditures.


         Amerada Hess also is taking steps to increase non-gasoline revenues and further strengthen the HESS brand. Future convenience stores will be designed to accommodate new sources of revenue. In 1996 the Corporation will test several new concepts related to food and other non-fuel services.


         During 1995 Amerada Hess introduced a proprietary HESS fleet credit card and reached agreement with two universal fleet card providers. These cards will be accepted at all HESS company-operated gasoline stations. In 1996 the Corporation will begin to introduce credit card readers at fuel dispensers.


         As part of its effort to enhance financial returns from its terminal operations, thruput arrangements with third parties are being consummated and several terminals have been closed. Additional actions will be considered in 1996.


         Total refined product sales averaged 487,000 barrels per day in 1995 compared with 468,000 barrels per day in 1994. Gasoline sales increased to 207,000 barrels per day, the most ever sold by the Corporation, compared with 182,000 barrels per day in 1994.


         [Photo of Amerada Hess         At HESS gasoline stations, HESS MART
         Corporation employee           convenience stores are being upgraded to
         and customer]                  offer additional products to customers.
                                        Other services will be made available at a number of HESS gasoline stations.

                                                           Photo of HESS STATION
                                                                        New York

FINANCIAL REVIEW
Amerada Hess Corporation and Consolidated Subsidiaries

Management's Discussion and Analysis of Results of Operations and Financial Condition

Consolidated Results of Operations

   The results of operations for 1995 amounted to a net loss of $394 million ($4.24 per share), compared with net income of $74 million ($.79 per share) in 1994 and a net loss of $268 million ($2.90 per share) in 1993.

   The results for 1995 included an after-tax charge of $416 million ($4.47 per share) resulting from the adoption of Financial Accounting Standard (FAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This noncash charge to earnings related primarily to the Corporation's Port Reading refinery, United States flag ships and certain domestic exploration and production properties. The 1995 results also include net gains of approximately $68 million from asset sales, principally from a United States crude oil pipeline and gathering system and an interest in an undeveloped United Kingdom natural gas field. The Corporation also had income from a refund of Windfall Profits Taxes (and related interest) and an insurance recovery and recorded charges for costs associated with Hurricane Marilyn and staff reductions. The after-tax effects of special items in 1995, 1994 and 1993, summarized by major operating activity, are as follows (in millions):

-----------------------------------------------------------------------------
                                         Exploration    Refining    Corporate
                                                 and         and          and
                                Total     Production   Marketing        Other
-----------------------------------------------------------------------------
1995
Net income (loss)               $(394)       $ 142        $(207)        $(329)
Less special items--
  FAS No. 121 asset
    impairment                   (416)         (69)        (175)         (172)
  Gain on asset sales              68           40            3            25
  Tax refund                       44           44         --            --
  Insurance recovery                8            8         --            --
  Hurricane Marilyn costs         (19)        --            (19)         --
  Staff-reduction costs           (14)        --           --             (14)
-----------------------------------------------------------------------------
Income (loss), excluding
  special items                 $ (65)       $ 119        $ (16)        $(168)
=============================================================================


-----------------------------------------------------------------------------
                                         Exploration    Refining    Corporate
                                                 and         and          and
                                Total     Production   Marketing        Other
-----------------------------------------------------------------------------
1994
Net income (loss)               $  74        $ 157        $  95         $(178)
Less special item--
  Gain on asset sales              41           41         --            --
-----------------------------------------------------------------------------
Income (loss), excluding
  special item                  $  33        $ 116        $  95         $(178)
-----------------------------------------------------------------------------
1993
Net income (loss)               $(268)       $ 116        $(293)        $ (91)
Less special items--
  Consolidation of offices,
    refinery closing and
    asset writedowns              (55)         (40)         (15)         --
  Change in accounting
    for income taxes               29         --           --              29
-----------------------------------------------------------------------------
Income (loss), excluding
  special items                 $(242)       $ 156        $(278)        $(120)
=============================================================================

   Sales and other operating revenues amounted to $7,302 million in 1995, an increase of $700 million, or 11%, from 1994. Approximately one-half of the increase was due to higher gasoline selling prices and sales volumes. The remainder was largely due to increased foreign crude oil production and the higher average selling price for crude oil in 1995. Sales and other operating revenues in 1994 were 12% higher than in 1993. The increase was primarily due to higher refined product sales volumes, including an increased proportion of gasoline sales. Foreign crude oil sales volumes were also higher.

   Non-operating revenues reflected pre-tax gains from asset sales of $96 million and $42 million in 1995 and 1994, respectively. Non-operating revenues in 1995 also included $68 million before income taxes from the refund of Windfall Profits Taxes, including interest.

   Selling, general and administrative expenses in 1995 included pre-tax, staff-reduction costs amounting to approximately $24 million, primarily severance and enhanced pension expenses. In each of the three years in the period ended December 31, 1995, the Corporation's effective income tax rate exceeded the U.S. statutory rate primarily because of higher taxes on foreign exploration and production earnings, including special petroleum taxes in Norway and on certain fields in the United Kingdom.

22

Comparison of Results

Exploration and Production: Excluding special items, exploration and production earnings increased by $3 million in 1995 and decreased by $40 million in 1994 compared with the results of the prior year. The change in 1995 was largely due to higher average worldwide crude oil selling prices and increased foreign crude oil and natural gas production, offset by lower average natural gas selling prices and increased exploration expenses. The earnings decline in 1994 was primarily due to lower average worldwide crude oil and domestic natural gas selling prices. The Corporation's average selling prices, including the effects of hedging, were as follows:

---------------------------------------------------------------------------------------------------
                                                                   1995          1994          1993
---------------------------------------------------------------------------------------------------
Crude oil and natural gas
  liquids (per barrel)
      United States                                             $ 15.82       $ 15.43       $ 17.40
      Foreign                                                     16.95         15.91         16.89
Natural gas (per Mcf)
      United States                                                1.70          1.91          2.11
      Foreign                                                      1.60          1.75          1.66
===================================================================================================

  The Corporation's net
daily worldwide production
was as follows:
---------------------------------------------------------------------------------------------------
                                                                   1995          1994          1993
---------------------------------------------------------------------------------------------------
Crude oil and natural gas
  liquids (barrels per day)
      United States                                              63,006        67,602        71,971
      Foreign                                                   197,454       182,918       143,419
---------------------------------------------------------------------------------------------------
        Total                                                   260,460       250,520       215,390
===================================================================================================
Natural gas (Mcf per day)
      United States                                             401,581       427,103       502,459
      Foreign                                                   482,550       419,015       384,850
---------------------------------------------------------------------------------------------------
      Total                                                     884,131       846,118       887,309
===================================================================================================

   United States crude oil production was lower in 1995 and 1994, principally reflecting natural decline. The increase in foreign crude oil production in 1995 was largely due to the commencement of production from the Fife Field in the United Kingdom in August 1995. The increase in foreign production in 1994 was primarily due to a full year of production from the Scott Field, which came on stream in September 1993. United States natural gas production decreased in 1995 and 1994 reflecting natural decline, however, these decreases were offset by increased production in the United Kingdom and Canada. In November 1995, the Corporation announced that it would offer for sale its wholly-owned Canadian subsidiary, which had net daily production of 11,396 barrels of crude oil and natural gas liquids and 215,500 Mcf of natural gas during 1995. Certain additional United States and international producing properties are expected to be sold in 1996.

   Depreciation, depletion, amortization and lease impairment charges were lower in 1995, principally reflecting lower production volumes and positive oil and gas reserve revisions in the United States, partially offset by the effect of increased production in the United Kingdom. Higher depreciation and related charges in 1994 were largely due to increased United Kingdom production. Exploration expenses were higher in 1995 than in 1994, due to increased exploration activity in the United Kingdom and Denmark, partially offset by reduced United States expenses. Selling, general and administrative expenses were higher in 1995, primarily reflecting expanded international activities and increased marketing of natural gas in the United Kingdom. The overall effective income tax rate on exploration and production earnings continued to be impacted by high foreign tax rates, principally the Petroleum Revenue Tax on certain fields in the United Kingdom and the Special Tax in Norway.

   Excluding the effect of planned asset sales, the Corporation's production of crude oil and natural gas in 1996 is expected to be comparable to 1995 levels. However, future exploration and production earnings may be affected by changes in crude oil and natural gas selling prices, the level of exploration spending, income tax rates in the various countries in which the Corporation operates and other factors.

Refining and Marketing: Excluding special items, refining and marketing operations had a loss of $16 million in 1995 compared with income of $95 million in 1994 and a loss of $278 million in 1993. Gasoline margins improved somewhat in 1995, however, this improvement was more than offset by lower distillate and residual fuel oil margins, largely reflecting the warmer weather during the winter of 1994-1995. Overall, the Corporation's average refined product selling prices increased by approximately $1.00 per barrel in 1995, however, the increased cost of purchased crude oil and refined products exceeded the increase in selling prices.

   The improvement in 1994 compared with 1993 was due to higher average refined product margin, the first full year of operation of the fluid catalytic cracking unit in the Virgin Islands and increased refinery runs. Average refined product selling prices were comparable in 1994 and 1993 but the cost of crude oil declined significantly in 1994.

   Income taxes or benefits have not been recorded on the results of operations of a refining subsidiary because of a net operating loss carryforward. A substantial portion of the increase in refining and marketing earnings in 1994 related to the refining subsidiary.

   Total refined product sales volumes amounted to 178 million barrels in 1995, 171 million barrels in 1994 and 141 million barrels in 1993, reflecting higher gasoline sales in each period. The fluid catalytic cracking unit in the Virgin Islands operated at a rate in excess of 100,000 barrels per day in 1995, an increase of more than 10% over 1994. The increase in sales volume in 1994 over 1993 largely reflects the start-up of the Virgin Islands catcracker. The Corporation expects to further increase the production capacity of the catcracker in late 1996 or early 1997.

   Refining and marketing industry conditions are extremely competitive and earnings may continue to be volatile. The 1995 FAS No. 121 asset impairment charges will reduce the amount of fixed costs affecting refining and marketing operations in the future. The future role of certain refining and marketing assets in the Corporation's operations is under review.

Corporate and Other: Excluding special items, corporate administration and other operating activities had net expenses as follows (in millions):

-----------------------------------------------------------------------------
                                               1995         1994         1993
-----------------------------------------------------------------------------
Corporate administrative expenses             $  33        $  33        $  51
Income tax expense (benefit)                    (14)           5          (14)
-----------------------------------------------------------------------------
                                                 19           38           37
Interest                                        193          191          113
Shipping and pipeline income                    (44)         (51)         (30)
-----------------------------------------------------------------------------
  Total corporate and other (after tax)       $ 168        $ 178        $ 120
=============================================================================

   Corporate administrative expenses were comparable in 1995 and 1994, but included a charge for refinancing long-term debt in 1993. The fluctuation in income taxes in each year reflects the impact of foreign source earnings on United States income taxes. Income from shipping and pipelines in 1994 included an insurance recovery and the reversal into income of accrued maintenance costs on a ship that was sold. Corporate-wide interest expense was comparable in 1995 and 1994, but higher than in 1993, as interest was capitalized on major construction projects in 1993. Interest expense is expected to be lower in 1996 because of debt repayments in 1995 and anticipated further debt reductions in 1996 from cash generated by ongoing operations and asset sales.

Liquidity and Capital Resources

   Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $1,241 million in 1995 compared with $957 million in 1994 and $819 million in 1993. The 1995 FAS No. 121 asset impairment charge did not affect cash provided by operations. The increase in 1995 was primarily due to changes in working capital components and an advance sale of future production of $151 million, and in 1994, the increase reflects improved operating results. Cash provided by operating activities exceeded capital expenditures of $692 million in 1995 and $596 million in 1994. The remaining cash flow in each period was used principally to repay debt. In 1993, capital expenditures exceeded net cash provided by operating activities, reflecting major construction activity in the North Sea and at the Virgin Islands refinery.

   Total debt was $2,718 million at December 31, 1995 compared with $3,340 million at December 31, 1994. The debt to total capitalization ratio was 50.5% at December 31, 1995 compared with 51.9% at the end of 1994. In 1995, the Corporation sold forward $151 million of future crude oil production, which contributed to debt reduction during the year. In addition, the proceeds from asset sales amounted to $161 million in 1995 and $49 million in 1994. At December 31, 1995, floating rate debt amounted to 37% of total debt, including the effect of interest rate conversion agreements. The Corporation had borrowing capacity available under existing revolving credit agreements at December 31, 1995 of $985 million and additional unused lines of credit under uncommitted arrangements with banks of $655 million. The Corporation's borrowing arrangements, including restrictive covenants, are more fully described in Note 5 to the financial statements.

   The Corporation is presently offering for sale its wholly- owned Canadian subsidiary, Amerada Hess Canada Ltd., as well as certain United States exploration and production properties representing approximately 20% of current United States production. In addition, the Corporation expects to sell certain non-core North Sea producing properties and anticipates that the sale of its interest in a non-operated offshore Abu Dhabi oil field will be completed in the first half of 1996. See the Supplementary Oil and Gas Data beginning on page 41 for information on oil and gas activities by geographic area.

   The Corporation uses futures, forwards, options and swaps to reduce the effects of fluctuations in the prices of crude oil, natural gas and refined products. These instruments are used to set the selling and purchase prices of crude oil, natural gas and refined products and the related gains or losses are an integral part of the Corporation's selling prices and costs. At December 31, 1995, the Corporation had open hedge positions equal to approximately 35% of its estimated 1996 worldwide crude oil production and approximately 5% of 1997 production. In certain circumstances, hedge counterparties may elect to purchase up to an additional 5% of 1996 and 1997 production. In addition, the Corporation had open option contracts, providing varying degrees of protection against declines in market prices, covering 10% of 1996 crude oil production. The Corporation also had open contracts equal to approximately 25% of its estimated 1996 United States natural gas production. In certain circumstances, hedge counterparties may elect to purchase up to an additional 20% of this production. The Corporation had hedges covering approximately 70% of its refining and marketing inventories and had additional short positions, principally crack spreads, approximating 15% of refined products to be manufactured in the next twelve months. As market conditions change, the Corporation will adjust its hedging positions.

   At December 31, 1995, the Corporation also had outstanding interest rate conversion agreements that reduce the percentage of floating rate debt and decrease exposure to rising interest rates. The Corporation also may hedge a portion of its exposure to fluctuating foreign exchange rates, principally the Pound Sterling. Generally, these exchange rates are fixed by purchasing currency forward to correspond with crude oil sales commitments. See Note 11 to the financial statements for additional information on the Corporation's hedging activities.

   The Corporation conducts foreign exploration and production activities, principally in the United Kingdom, Norway, Canada and Gabon and intends to increase its exploration activities in other international areas. Therefore, the Corporation is subject to business risks associated with foreign operations. Such risks may include the effect of foreign currency gains and losses on reported earnings. However, the effect of foreign currency transactions and the translation of foreign currency financial statements on the Corporation's earnings and stockholders' equity has not been material and has not affected the Corporation's liquidity or ability to raise capital.

Capital Expenditures

The following table summarizes the Corporation's capital expenditures in 1995, 1994 and 1993 (in millions):

--------------------------------------------------------------------------------
                                                  1995         1994         1993
--------------------------------------------------------------------------------
Exploration and production
  Intangible drilling costs and equipment
      United States                             $  195       $  216       $  241
      Foreign                                      383          294          458
  Lease acquisitions                                44           18           40
  Purchases of oil and gas reserves                  4            3           16
--------------------------------------------------------------------------------
                                                   626          531          755
Refining and marketing                              63           62          591
Transportation and other                             3            3            2
--------------------------------------------------------------------------------
      Total                                     $  692       $  596       $1,348(*)
================================================================================

(*)Includes expenditures of $722 million for major projects in the North Sea and at the Virgin Islands refinery.

   Capital expenditures in 1996 are expected to be approximately $850 million and will be financed by internally generated funds.

Environment, Health and Safety

The Corporation's awareness of its environmental responsibilities, along with increasing environmental regulations at the federal, state and local levels, have led to programs requiring higher operating costs and capital investments by the Corporation. The Corporation believes that it has made the necessary expenditures to comply with laws currently being implemented and that it is well positioned to meet proposed regulations.

   The Corporation continues to improve its environment, health and safety programs. These programs include pollution control and reduction, waste minimization and treatment, compliance evaluation, facility auditing and employee training to monitor operational activities and conditions and to prevent non-compliant activities that might threaten the environment. The Corporation continues to produce gasolines that meet the requirements for oxygenated and reformulated gasolines under the Clean Air Act of 1990. Reformulated gasolines decrease emissions of volatile and toxic organic compounds. The Corporation's production of reformulated gasolines from the Virgin Islands and Port Reading facilities exceeds the total requirements at its gasoline stations. The Corporation has the capabilities to meet the more restrictive requirements for reformulated gasoline that take effect in 1998 and 2000. The Corporation's Virgin Islands refinery also has desulfurization capabilities enabling it to produce low-sulfur diesel fuel that meets the requirements of the Clean Air Act. The Corporation will continue upgrading its facilities to meet regulatory changes.

   The Corporation expects continuing expenditures for environmental assessment and remediation. Sites where corrective action may be necessary include gasoline stations, terminals, refineries (including solid waste management units under permits issued pursuant to the Resource Conservation and Recovery Act) and, although not significant, Superfund sites where the Corporation has been named a potentially responsible party under the Superfund legislation. The Corporation expects that existing reserves for environmental liabilities will adequately cover costs of assessing and remediating known environmental sites.

   The Corporation expended $15 million in 1995, $16 million in 1994 and $14 million in 1993 for remediation, mostly in its refining and marketing activity. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $15 million in 1995, $8 million in 1994 and $28 million in 1993.

Dividends

Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 1995 and 1994.

Stock Market Information

The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 1995 and 1994 were as follows:

--------------------------------------------------------------------------------
                                        1995                       1994
                                --------------------        --------------------
Quarter Ended                    High          Low          High           Low
--------------------------------------------------------------------------------
March 31                        50-1/2        43-3/4        49-7/8        44-5/8
June 30                         53-1/8        47-1/2        52-1/4        44
September 30                    51-3/4        45-3/4        52-5/8        45-1/8
December 31                     53-5/8        43-1/4        50-1/4        43-7/8
================================================================================

Quarterly Financial Data

Quarterly results of operations for the years ended December 31, 1995 and 1994 follow (millions of dollars, except per share data):

------------------------------------------------------------------------
                        Sales                                        Net
                    and other                         Net         income
                    operating         Gross        income          (loss)
Quarter              revenues        profit(a)      (loss)     per share
------------------------------------------------------------------------
1995
  First              $1,892          $  310        $   25(b)      $  .27
  Second              1,773             294           (40)          (.43)
  Third               1,642             223          (104)(c)      (1.13)
  Fourth              1,995             362          (275)(d,e)    (2.95)
------------------------------------------------------------------------
    Total            $7,302          $1,189        $ (394)        $(4.24)
========================================================================
1994
  First              $1,858          $  409        $   84         $  .90
  Second              1,488             257           (17)          (.18)
  Third               1,494             250            (2)(f)       (.02)
  Fourth              1,762             308             9            .09
------------------------------------------------------------------------
    Total            $6,602          $1,224        $   74         $  .79
========================================================================

(a) Gross profit represents sales and other operating revenues less cost of products sold and operating expenses and depreciation, depletion, amortization and lease impairment.

(b) Includes income of $44 million from the refund of Windfall Profits Taxes and related interest.

(c) Includes net charges of $14 million and $19 million for costs associated with staff reductions and Hurricane Marilyn, respectively. Also includes income of $8 million from an insurance recovery.

(d) Reflects an after-tax charge for asset impairment of $416 million resulting from the adoption of FAS No. 121.

(e) Includes a net gain on asset sales of $68 million and a benefit of $23 million from the recognition, as a result of fourth quarter events, of foreign tax credits relating to the first nine months of the year.

(f) Includes a net gain on asset sales of $41 million.

   The results of operations for the periods reported herein should not be considered as indicative of future operating results.

CONSOLIDATED BALANCE SHEET

Amerada Hess Corporation and Consolidated Subsidiaries


--------------------------------------------------------------------------------
                                                            At December 31
                                                   -----------------------------
Thousands of dollars                                      1995              1994
--------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                        $    56,071       $    53,135
  Accounts receivable
    Trade                                              760,947           546,341
    Other                                               37,384            24,184
  Inventories                                          838,770           945,635
  Other current assets                                 269,372           152,366
--------------------------------------------------------------------------------
    Total current assets                             1,962,544         1,721,661
--------------------------------------------------------------------------------


Investments and Advances                               185,522           140,300
--------------------------------------------------------------------------------

Property, Plant and Equipment
  Exploration and production                         9,257,851         9,656,923
  Refining                                           2,619,721         3,005,198
  Marketing                                            832,191           887,526
  Transportation                                       314,607           715,407
  Other                                                 39,842            39,772
--------------------------------------------------------------------------------
    Total--at cost                                  13,064,212        14,304,826
  Less reserves for depreciation, depletion,
    amortization and lease impairment                7,694,496         7,938,824
--------------------------------------------------------------------------------
    Property, plant and equipment--net               5,369,716         6,366,002
--------------------------------------------------------------------------------


Deferred Income Taxes and Other Assets                 238,588           109,977
--------------------------------------------------------------------------------

Total Assets                                       $ 7,756,370       $ 8,337,940
================================================================================

-----------------------------------------------------------------------------------------------------
                                                                                  At December 31
                                                                              -----------------------
                                                                              1995               1994
-----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable--trade                                              $   443,513        $   291,571
  Accrued liabilities                                                      575,886            533,640
  Deferred revenue                                                         151,416             21,723
  Taxes payable                                                            239,080            168,927
  Notes payable                                                             90,000             63,747
  Current maturities of long-term debt                                     104,685            121,806
-----------------------------------------------------------------------------------------------------
    Total current liabilities                                            1,604,580          1,201,414
-----------------------------------------------------------------------------------------------------

Long-Term Debt                                                           2,523,181          3,154,235
-----------------------------------------------------------------------------------------------------

Capitalized Lease Obligations                                               64,202             80,928
-----------------------------------------------------------------------------------------------------

Deferred Liabilities and Credits
  Deferred income taxes                                                    602,792            547,537
  Other                                                                    301,219            254,197
-----------------------------------------------------------------------------------------------------
    Total deferred liabilities and credits                                 904,011            801,734
-----------------------------------------------------------------------------------------------------

Stockholders' Equity
  Preferred stock, par value $1.00
    Authorized--20,000,000 shares for issuance in series                      --                 --
  Common stock, par value $1.00
    Authorized--200,000,000 shares
    Issued--93,011,255 shares in 1995; 92,995,755 shares in 1994            93,011             92,996
  Capital in excess of par value                                           744,252            743,537
  Retained earnings                                                      2,017,064          2,467,267
  Equity adjustment from foreign currency translation                     (193,931)          (204,171)
-----------------------------------------------------------------------------------------------------
    Total stockholders' equity                                           2,660,396          3,099,629
-----------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                             $ 7,756,370        $ 8,337,940
=====================================================================================================

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities.

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME

Amerada Hess Corporation and Consolidated Subsidiaries


---------------------------------------------------------------------------------------------------------------------
                                                                                 For the Years Ended December 31
                                                                    -------------------------------------------------
Thousands of dollars, except per share data                                1995               1994               1993
---------------------------------------------------------------------------------------------------------------------
Revenues
  Sales (excluding excise taxes) and other operating revenues       $ 7,302,307        $ 6,601,984        $ 5,879,521
  Non-operating revenues                                                222,482             96,809             21,153
---------------------------------------------------------------------------------------------------------------------
    Total revenues                                                    7,524,789          6,698,793          5,900,674
---------------------------------------------------------------------------------------------------------------------

Costs and Expenses
  Cost of products sold and operating expenses                        5,220,657          4,449,819          4,287,139
  Exploration expenses, including dry holes                             297,817            249,433            258,826
  Selling, general and administrative expenses                          634,271            590,647            596,919
  Interest expense                                                      247,465            245,149            156,615
  Depreciation, depletion, amortization and lease impairment            893,067            927,933            824,651
  Asset impairment                                                      584,161               --                 --
  Provision for income taxes                                             41,764            162,098             74,186
---------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                          7,919,202          6,625,079          6,198,336
---------------------------------------------------------------------------------------------------------------------

Income (Loss) Before Cumulative Effect of Accounting Change            (394,413)            73,714           (297,662)
Cumulative Effect of Change in Accounting for Income Taxes                 --                 --               29,459
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                   $  (394,413)       $    73,714        $  (268,203)
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share Before Accounting Change                $     (4.24)       $       .79        $     (3.22)
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share                                         $     (4.24)       $       .79        $     (2.90)
=====================================================================================================================



STATEMENT OF CONSOLIDATED RETAINED EARNINGS
---------------------------------------------------------------------------------------------------------------------
                                                                                 For the Years Ended December 31
                                                                    -------------------------------------------------
Thousands of dollars, except per share data                                1995               1994               1993
---------------------------------------------------------------------------------------------------------------------
Balance at Beginning of Year                                        $ 2,467,267        $ 2,449,325        $ 2,773,018
  Net income (loss)                                                    (394,413)            73,714           (268,203)
  Dividends declared--common stock
    ($.60 per share in 1995, 1994 and 1993)                             (55,790)           (55,772)           (55,490)
---------------------------------------------------------------------------------------------------------------------
Balance at End of Year                                              $ 2,017,064        $ 2,467,267        $ 2,449,325
=====================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
Amerada Hess Corporation and Consolidated Subsidiaries


------------------------------------------------------------------------------------------------------------------------------
                                                                                          For the Years Ended December 31
                                                                             -------------------------------------------------
Thousands of dollars                                                                1995               1994               1993
------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income (loss)                                                          $  (394,413)       $    73,714        $  (268,203)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities
      Depreciation, depletion, amortization and lease impairment                 893,067            927,933            824,651
      Asset impairment                                                           584,161               --                 --
      Exploratory dry hole costs                                                 178,883            152,971            155,725
      (Increase) decrease in accounts receivable                                (226,790)           (15,927)           201,290
      (Increase) decrease in inventories                                         106,357            (90,258)           127,990
      Increase (decrease) in accounts payable, accrued liabilities and
        deferred revenue                                                         328,457           (191,282)          (154,257)
      Increase (decrease) in taxes payable                                        67,229             62,437             (8,980)
      Changes in deferred income taxes and other                                (295,944)            37,430            (58,793)
------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                          1,241,007            957,018            819,423
------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
  Capital expenditures
    Exploration and production                                                  (625,679)          (531,409)          (754,876)
    Refining and marketing                                                       (63,070)           (62,238)          (591,545)
    Transportation and other                                                      (3,362)            (2,637)            (1,620)
------------------------------------------------------------------------------------------------------------------------------
            Total capital expenditures                                          (692,111)          (596,284)        (1,348,041)
    Investment in affiliate                                                      (31,552)              --                 --
    Proceeds from sales of property, plant and equipment and other               177,344             72,804             12,436
------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                               (546,319)          (523,480)        (1,335,605)
------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
  Issuance (repayment) of notes                                                   26,247            (54,153)           117,791
  Long-term borrowings                                                            25,000            289,843            547,704
  Repayment of long-term debt and capitalized lease obligations                 (689,355)          (642,112)          (167,769)
  Cash dividends paid                                                            (55,788)           (55,711)           (41,603)
------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) financing activities                 (693,896)          (462,133)           456,123
------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                                            2,144              2,095             (1,320)
------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                               2,936            (26,500)           (61,379)
Cash and Cash Equivalents at Beginning of Year                                    53,135             79,635            141,014
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                     $    56,071        $    53,135        $    79,635
==============================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CHANGES IN
COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE

Amerada Hess Corporation and Consolidated Subsidiaries

-----------------------------------------------------------------------------------------------------------
                                                                      Common stock               Capital in
                                                           -----------------------------
                                                            Number of                             excess of
Thousands of dollars                                           shares             Amount          par value
-----------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993                                 92,583,702        $    92,584        $   725,668

  Cancellations under executive incentive
    compensation and stock ownership plan (net)               (17,000)               (17)              (589)
  Employee stock options exercised                             20,153                 20                364
-----------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1993                               92,586,855             92,587            725,443

  Distribution to trustee under executive incentive
    compensation and stock ownership plan (net)               408,900                409             18,094
-----------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994                               92,995,755             92,996            743,537

  Distribution to trustee under executive incentive
    compensation and stock ownership plan (net)                15,500                 15                715
-----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                               93,011,255        $    93,011        $   744,252
===========================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amerada Hess Corporation and Consolidated Subsidiaries


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Amerada Hess Corporation and subsidiaries (the "Corporation") engage in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. These activities are conducted primarily in the United States, Canada, United Kingdom, Norway and Gabon. The Corporation also manufactures, purchases, transports and markets refined petroleum products. The Corporation markets refined products principally on the East and Gulf Coasts of the United States. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the Consolidated Balance Sheet and revenues and expenses in the Statement of Consolidated Income. Actual results could differ from those estimates. Estimates made by management include: oil and gas reserves, inventory valuations, pension and postemployment liabilities, environmental obligations, depreciation and dismantlement and income taxes.

Principles of Consolidation: The consolidated financial statements include the accounts of Amerada Hess Corporation and subsidiaries. The Corporation's interests in oil and gas exploration and production ventures are proportionately consolidated.

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

Exploration and Development Costs: Oil and gas exploration and production activities are accounted for on the successful efforts method. Costs of acquiring undeveloped oil and gas leasehold acreage, including lease bonuses, brokers' fees and other related costs, are capitalized. Provisions for impairment of undeveloped oil and gas leases are based on periodic evaluations and other factors.

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

Environmental Expenditures: The Corporation capitalizes environmental expenditures that increase the life or efficiency of property or that reduce or prevent environmental contamination. The Corporation accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

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

Hedging: The Corporation uses futures, forwards, options and swaps to hedge the effects of fluctuations in the prices of crude oil, natural gas and refined products, interest rates and the exchange rates of foreign currencies. These transactions meet the requirements for hedge accounting, including designation and correlation. The resulting gains or losses, measured by quoted market prices, termination values or other methods, are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of hedged transactions are expensed. On the balance sheet, deferred gains are included in deferred revenue and deferred losses in other current assets. Oil and gas trading activity is marked to market, with gains and losses recorded in income.


Income Taxes: Deferred income taxes are determined on the liability method. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

2. ASSET IMPAIRMENT AND ASSET SALES

In the fourth quarter of 1995, the Corporation adopted Statement of Financial Accounting Standards (FAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. As required by this standard, the Corporation recorded losses on long-lived assets where events or circumstances indicated that the assets were impaired and the estimated future net cash flows from the assets, without interest and undiscounted, were less than the carrying amounts of the assets. The impairment charge was the difference between the carrying value and the estimated fair value of the assets. The Corporation estimated fair values based on sales prices for comparable assets or discounted future cash flows. Impairment indicators and the fair value estimates used by the Corporation may change in the future as circumstances change.

    The total impairment of long-lived assets and a long-term operating lease was $584,161,000 ($415,542,000 after income taxes). Of the after-tax amount, $174,850,000 related to refining and marketing operations, principally for a refining facility, $69,146,000 related to oil and gas producing properties, and the remainder was for ocean going vessels and was recorded as a charge in the operating activity "Corporate and other."

    In 1995, the Corporation sold a crude oil pipeline and gathering system in the southeastern United States, an interest in an undeveloped United Kingdom natural gas field and various other assets. The net gain from asset sales in 1995 was approximately $68,100,000. In 1994, the Corporation also sold an interest in a United Kingdom natural gas field for a gain of $41,200,000. The Corporation is also offering for sale its wholly-owned Canadian subsidiary and certain United States and international exploration and production properties. These asset sales are expected to be completed in 1996.

    In 1993, the Corporation recorded special charges, including asset write-downs, amounting to $78,900,000 ($54,500,000 after income taxes). Of the after-tax amount, $40,000,000 related to consolidating U.S. exploration and production activities and offices, reducing the carrying value of certain North Sea oil properties and surrendering an operated joint venture in Abu Dhabi. The remainder represented costs associated with mothballing the Purvis, Mississippi refinery. In total, fixed assets were reduced by $39,200,000. The charges other than fixed asset reductions were primarily for relocation, severance, and related expenses, substantially all of which were included in selling, general and administrative expenses.

3. INVENTORIES

Inventories at December 31 are as follows:

--------------------------------------------------------------------------------
Thousands of dollars                                      1995              1994
--------------------------------------------------------------------------------
Crude oil and other charge stocks                     $240,425          $250,291
Refined and other finished products                    492,613           582,696
--------------------------------------------------------------------------------
                                                       733,038           832,987
Materials and supplies                                 105,732           112,648
--------------------------------------------------------------------------------
        Total                                         $838,770          $945,635
================================================================================

4. SHORT-TERM NOTES PAYABLE AND RELATED LINES OF CREDIT

Short-term notes payable to banks at December 31, 1995 amount to $90,000,000 compared to $63,747,000 at December 31, 1994. The weighted average interest rates on these borrowings were 6.4% and 6.2% at December 31, 1995 and 1994, respectively. At December 31, 1995, the Corporation has unused lines of credit under uncommitted arrangements with several banks aggregating approximately $655,000,000. No compensating balances or fees are required for such lines of credit.

5. LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

--------------------------------------------------------------------------------
Thousands of dollars                                       1995             1994
--------------------------------------------------------------------------------
6.1% Marine Terminal Revenue Bonds--
  Series 1994--City of Valdez, Alaska,
  due 2024
                                                     $   20,000       $   20,000
Pollution Control Revenue Bonds with
  sinking fund requirements, weighted
  average rate 6.6%,* due through 2022                   52,557           52,541

Fixed rate notes, payable principally to
  insurance companies, weighted average
  rate 8.7%, due through 2014                         1,285,491        1,461,815

Revolving Credit Agreement with banks,
   weighted average rate 6.8%,* due 1999                760,928        1,043,749

Revolving Credit Agreement with banks,
  weighted average rate 6.4%,* due
  through 2002                                          414,090          547,222

Revolving Credit Agreement with banks,
  weighted average rate 6.7%, due
  through 1998                                           90,000          112,000

Other loans, at 8.0%, due 2007                            4,800           38,714
--------------------------------------------------------------------------------
                                                      2,627,866        3,276,041
Less amount included in current maturities              104,685          121,806
--------------------------------------------------------------------------------
        Total                                        $2,523,181       $3,154,235
================================================================================

*Includes effect of interest rate conversion agreements.

    The aggregate long-term debt maturing during the next five years is as follows (in thousands): 1996--$104,685 (included in current liabilities); 1997--$229,686; 1998--$114,686; 1999--$900,613 and 2000--$400.

    The Corporation's long-term debt agreements contain various restrictions and conditions, including the requirement to maintain a ratio of current assets to current liabilities of not less than 1 to 1. There are also limitations on total borrowings under the agreements. In addition, the cumulative amount of cash dividends and stock distributions (as defined), under the most restrictive covenant, may not exceed consolidated net income (as defined) subsequent to December 31, 1990, plus $600,000,000. At December 31, 1995, the ratio of current assets to current liabilities is 1.2 to 1 and the Corporation has additional allowable borrowing capacity for the construction or acquisition of assets of $985,000,000. Retained earnings free of restrictions at December 31, 1995 amount to $210,000,000.

    At December 31, 1995, the Corporation has a Revolving Credit Agreement with banks aggregating $1,400,000,000 ($760,928,000 outstanding at December 31, 1995), which is due to be repaid in 1999. Borrowings bear interest based on various money market rates chosen by the Corporation. Commitment fees of .2% per annum are payable on the unused portion of the credit lines.

    A wholly-owned subsidiary of the Corporation operating in the United Kingdom has a multi-currency Revolving Credit Agreement (the "United Kingdom Facility") with banks aggregating $800,000,000 ($414,090,000 outstanding at December 31, 1995), which declines each year from 1999 through 2002. The United Kingdom Facility bears interest at .425% above the London Interbank Offered Rate (LIBOR). Commitment fees of .188% per annum are payable on the unused portion of the credit lines.

    A wholly-owned subsidiary of the Corporation operating in Canada has a dual-currency Revolving Credit Agreement (the "Canada Facility") with banks aggregating $110,000,000 ($90,000,000 outstanding at December 31, 1995). The amount available under the Canada Facility declines ratably each year through 1998. Borrowings bear interest at .75% above LIBOR. Commitment fees of .25% per annum are payable on the unused portion of the credit lines.

    In the latter part of 1995, the Corporation sold forward a portion of its 1996 domestic crude oil production for $151,073,000 and used the proceeds to repay revolving credit debt. This amount is included in deferred revenue on the Consolidated Balance Sheet.

    At December 31, 1995, the Corporation has interest rate conversion agreements, which are accounted for by the accrual method, that effectively reduce the percentage of its floating rate debt from 53% to 37%.

    No interest was capitalized in 1995 or 1994. Capitalized interest amounted to $92,228,000 in 1993. The total amount of interest paid (net of amounts capitalized), principally on short-term and long-term debt, in 1995, 1994 and 1993 was $254,760,000, $248,595,000 and $169,277,000, respectively.

6. STOCKHOLDERS' EQUITY

At December 31, 1995, the number of shares of common stock reserved for issuance is as follows:

--------------------------------------------------------------------------------
Future distributions under the following plans
  Executive Long-Term Incentive Compensation and
    Stock Ownership Plan                                                 217,000
  1995 Long-Term Incentive Plan*                                       4,500,000
Warrants**                                                             1,044,354
--------------------------------------------------------------------------------
        Total                                                          5,761,354
================================================================================

*Subject to stockholder approval.

**Exercisable through June 27, 2001 at $65.11 per share.

    In December 1995, the Corporation's Board of Directors approved the 1995 Long-Term Incentive Plan (the "Plan") and the Corporation registered 4,500,000 shares for issuance thereunder. Pursuant to the Plan, the Corporation awarded rights to receive 202,500 shares of restricted common stock and 872,000 stock options with exercise prices ranging from $49.75 to $64.75 per share. The Plan is subject to stockholder approval at the 1996 Annual Meeting of Stockholders.

7. FOREIGN CURRENCY TRANSLATION

Foreign currency exchange transactions reflected in net income (after income tax effect) amounted to a gain of $1,475,000 in 1995 and losses of $931,000 in 1994 and $1,788,000 in 1993.

    The equity adjustment from foreign currency translation, included as a component of stockholders' equity, reflected gains of $10,240,000 in 1995 and $34,273,000 in 1994. The cumulative translation adjustments at December 31 consist of:

--------------------------------------------------------------------------------
Thousands of dollars                                    1995               1994
--------------------------------------------------------------------------------
Working capital                                    $  42,281          $  36,424
Property, plant and equipment, net                  (385,066)          (392,586)
Long-term debt                                        77,105             77,967
Deferred income taxes                                 16,530             23,569
Other items                                           55,219             50,455
--------------------------------------------------------------------------------
Total                                              $(193,931)         $(204,171)
================================================================================

8. PENSION PLANS

The Corporation has noncontributory, defined benefit pension plans covering substantially all employees, except those covered by union pension plans. Retirement benefits are based on credited service and final average compensation. The Corporation's policy is to fund pension costs accrued, except where funding limitations are imposed under income tax regulations.

    Pension expense consisted of:

----------------------------------------------------------------------------------------------------------------
Thousands of dollars                                            1995                 1994                 1993
----------------------------------------------------------------------------------------------------------------
Cost of benefits earned                                     $ 27,270             $ 24,119             $ 21,540
Accrued interest on projected benefit obligation              26,149               24,080               21,859
Loss (return) on plan assets                                 (67,063)               9,326              (35,053)
Net amortization and deferral                                 39,707              (36,860)              10,082
----------------------------------------------------------------------------------------------------------------
Total                                                       $ 26,063             $ 20,665             $ 18,428
================================================================================================================

    Plan assets include fixed income and equity securities, including investments in commingled funds. A summary of the funded status of the Corporation's pension plans at December 31 follows:

------------------------------------------------------------------------------
Thousands of dollars                                     1995             1994
------------------------------------------------------------------------------
Market value of plan assets                         $ 343,782        $ 289,294
Book reserves                                          53,347           34,197
------------------------------------------------------------------------------
        Total assets and reserves                     397,129          323,491
------------------------------------------------------------------------------
Actuarial present value of benefit obligation
  Vested                                              338,920          279,374
  Non-vested                                            3,849            3,585
------------------------------------------------------------------------------
        Total                                         342,769          282,959
Effects of projected future salary increases           61,813           53,063
------------------------------------------------------------------------------
Projected benefit obligation                          404,582          336,022
------------------------------------------------------------------------------
Projected benefit obligation in excess of
  assets and reserves                               $  (7,453)       $ (12,531)
==============================================================================
Components of projected benefit obligation
  in excess of assets and reserves
    Unrecognized prior service costs                $  (5,569)       $  (4,923)
    Unrecognized net experience losses                 (6,200)         (15,748)
    Unrecognized net transitional asset                 4,316            8,140
------------------------------------------------------------------------------
        Total                                       $  (7,453)       $ (12,531)
==============================================================================

    The discount rate and assumed rate of future salary increases used in determining the actuarial present value of the projected benefit obligation were 7% and 5.5%, respectively, in 1995 and 8% and 6%, respectively, in 1994. The expected long-term rate of return on plan assets was 8.5% in 1995 and 8% in 1994.

    The Corporation has nonqualified supplemental pension plans covering certain employees, which provide for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation related to these unfunded plans totaled $21,330,000 at December 31, 1995, and $17,979,000 at December 31, 1994. Pension expense for the plans was $3,706,000 in 1995, $3,871,000 in 1994 and $1,823,000 in 1993. At December 31, 1995, the Corporation
has accrued $11,700,000 for these plans.

9. PROVISION FOR INCOME TAXES

The provision for income taxes consisted of:

-------------------------------------------------------------------------------
Thousands of dollars                  1995             1994                1993
-------------------------------------------------------------------------------
United States Federal
  Current                        $   4,411        $    (350)          $  15,380
  Deferred                        (190,512)         (39,948)(a)         (72,040)
State                                2,796            1,666               1,552
-------------------------------------------------------------------------------
                                  (183,305)         (38,632)            (55,108)
-------------------------------------------------------------------------------
Foreign
  Current                          190,609          131,107              93,895
  Deferred                          34,460           69,623              41,272
-------------------------------------------------------------------------------
                                   225,069          200,730             135,167
-------------------------------------------------------------------------------
Adjustment of deferred tax
  liability for income tax
  rate changes                        --               --                (5,873)
-------------------------------------------------------------------------------
        Total                    $  41,764        $ 162,098           $  74,186(b)
===============================================================================

(a) Includes benefit of operating loss of $43,121.

(b) Excludes benefit of $29,459 as of January 1, 1993, from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.

    Income (loss) before income taxes consisted of the following:

----------------------------------------------------------------------
Thousands of dollars            1995             1994             1993
----------------------------------------------------------------------
United States              $(656,190)       $(170,813)       $(190,726)
Foreign*                     303,541          406,625          (32,750)
----------------------------------------------------------------------
        Total              $(352,649)       $ 235,812        $(223,476)
======================================================================

* Foreign income includes the Corporation's Virgin Islands, shipping and other operations located outside of the United States.

    Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

-------------------------------------------------------------------------------
Thousands of dollars                                     1995              1994
-------------------------------------------------------------------------------
Deferred tax liabilities
  Fixed assets                                      $ 388,994         $ 580,651
  Foreign petroleum taxes                             239,218           184,033
  Other items                                          74,551            84,254
-------------------------------------------------------------------------------
        Total deferred tax liabilities                702,763           848,938
-------------------------------------------------------------------------------
Deferred tax assets
  Accrued liabilities                                 169,250           123,619
  Net operating and
    other loss carryforwards                          400,839           390,430
  Tax credit carryforwards                            104,516           111,117
  Other items                                          17,636            29,261
-------------------------------------------------------------------------------
    Total deferred tax assets                         692,241           654,427
  Valuation allowance                                (325,739)         (281,529)
-------------------------------------------------------------------------------
    Net deferred tax assets                           366,502           372,898
-------------------------------------------------------------------------------
    Net deferred tax liabilities                    $ 336,261         $ 476,040
===============================================================================

    The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:

------------------------------------------------------------------------------
                                            1995           1994           1993
------------------------------------------------------------------------------
United States statutory rate               (35.0)%         35.0%         (35.0)%
Effect of foreign operations,
  including foreign tax credits             46.7           33.4           71.6
State income taxes, net of Federal
  income tax benefit                          .5             .5             .5
Alternative minimum tax                     --             (1.8)          (2.9)
Tax credits                                  (.6)          --             (2.6)
Other items                                   .2            1.6            1.6
------------------------------------------------------------------------------
        Total                               11.8%          68.7%          33.2%
==============================================================================

    The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $950 million at December 31, 1995, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $200 million would have been required.

    For income tax reporting at December 31, 1995, the Corporation has general business credit carryforwards of approximately $20 million, expiring in 1999 through 2001. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $74 million, which can be carried forward indefinitely. A refining subsidiary of the Corporation also has a net operating loss carryforward of approximately $850 million, expiring through 2010.

    Income taxes paid (net of refunds) in 1995, 1994 and 1993 amounted to $101,066,000, $66,569,000 and $117,849,000, respectively.

10. NET INCOME PER SHARE

Net income per share was computed on the weighted average number of shares of common stock and common stock equivalents outstanding during each year (93,001,601 shares in 1995, 92,968,993 shares in 1994 and 92,594,871 shares in
1993).

11. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Corporation uses futures, forwards, options and swaps, individually or in combinations, to reduce the effects of fluctuations in crude oil, natural gas and refined product prices. In addition, the Corporation uses interest rate conversion agreements to fix the interest rates on a portion of its long-term, floating-rate debt. Foreign currency contracts are used to protect the Corporation from fluctuations in exchange rates.

Commodity Hedging: At December 31, 1995, the Corporation's hedging activities included commodity and financial contracts maturing mostly through 1996, covering 92,000,000 barrels of crude oil and refined products (56,000,000 barrels in 1994) and 38,900,000 Mcf of natural gas (195,000,000 Mcf in 1994). Of the crude oil and refined product hedges, 49,000,000 barrels related to exploration and production activities (26,500,000 barrels in 1994), and the remainder related to refining and marketing operations.

The Corporation produced 95,000,000 barrels of crude oil and natural gas liquids and 323,000,000 Mcf of natural gas in 1995 and had approximately 34,000,000 barrels of crude oil and refined products in its refining and marketing inventories at December 31, 1995. Since the contracts described above are designated as hedges and correlate to price movements of crude oil, natural gas and refined products, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. Net unrealized hedging losses were $34,000,000 at December 31, 1995. Net unrealized gains were $20,000,000 at December 31, 1994. Deferred gains or losses related to anticipated transactions are not material.

Financial Instruments: At December 31, 1995, the Corporation has $490,000,000 of notional value interest rate conversion agreements with a weighted average maturity of approximately eight years ($225,000,000 at December 31, 1994), $430,000,000 of notional value foreign currency forward and purchased option contracts maturing in 1996 ($155,000,000 at December 31, 1994) and $36,300,000
in letters of credit outstanding ($117,000,000 at December 31, 1994). Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

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

    The carrying amounts of the Corporation's financial instruments and commodity contracts, including those used in the Corporation's hedging activities, generally approximate their fair values at December 31, except as follows:




-------------------------------------------------------------------------------------
                                          1995                            1994
                                 ----------------------        ----------------------
                                 Balance                       Balance
Millions of dollars,               Sheet           Fair          Sheet           Fair
asset (liability)                 Amount          Value         Amount          Value
-------------------------------------------------------------------------------------
Long-term, fixed-rate debt       $(1,363)       $(1,528)       $(1,548)       $(1,519)
Interest rate conversion
  agreements                        --              (23)          --               (2)
Foreign currency exchange
  agreements and options            --               (2)          --               (2)
=====================================================================================

    At times, the Corporation uses oil and gas futures, forwards, options and swaps for trading activities, which are not related to the hedging program discussed above. This activity and its results are not material.

    The Corporation's financial instruments with off-balance-sheet risks are with major financial institutions and, along with cash and cash equivalents and accounts receivable, expose the Corporation to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review, however, full performance is anticipated.

12. LEASED ASSETS

The Corporation and certain of its subsidiaries lease floating production systems, tankers, gasoline stations, office space and other assets for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. At December 31, 1995, the Corporation had net capital lease assets of $88,121,000, representing natural gas production and transportation facilities in the United Kingdom, which are included in property, plant and equipment in the Consolidated Balance Sheet.

    At December 31, 1995, future minimum rental payments applicable to capital and noncancelable operating leases (other than oil and gas leases) are as follows:


--------------------------------------------------------------------------------
                                                 Operating               Capital
Thousands of dollars                                Leases                Leases
--------------------------------------------------------------------------------
1996                                              $129,266               $20,038
1997                                               118,825                21,130
1998                                                73,332                22,305
1999                                                56,383                26,063
2000                                                54,809                   --
Remaining years                                    391,867                   --
--------------------------------------------------------------------------------
Total minimum lease payments                       824,482                89,536
Less: Imputed interest                                 --                  9,485
Income from subleases                               17,343                   --
--------------------------------------------------------------------------------
Net minimum lease payments                        $807,139               $80,051
================================================================================
Capitalized lease obligations--
  Current                                                                $15,849
  Long-term                                                               64,202
--------------------------------------------------------------------------------
        Total                                                            $80,051
================================================================================


    Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:


--------------------------------------------------------------------------------
Thousands of dollars                           1995           1994          1993
--------------------------------------------------------------------------------
Total rental expense                       $179,255       $164,395      $180,459
Less income from subleases                    1,748          3,443           855
--------------------------------------------------------------------------------
  Net rental expense                       $177,507       $160,952      $179,604
================================================================================

13. INFORMATION ON MAJOR OPERATING ACTIVITIES

Financial data by major geographic area for each of the three years ended December 31, 1995 follow:

--------------------------------------------------------------------------------
                                                                           Consol-
Millions of dollars           United States(a)  Europe        Other        idated(b)
----------------------------------------------------------------------------------
1995
  Operating revenues
    Unaffiliated customers      $ 5,750        $ 1,320       $   232       $ 7,302
    Intergeographic transfers        --             71            96
  Operating profit (loss)          (536)           309           122          (105)
  Identifiable assets             4,804          2,308           644         7,756
  Net assets                      1,236            869           555         2,660
==================================================================================
1994
  Operating revenues
    Unaffiliated customers      $ 5,437        $   907       $   258       $ 6,602
    Intergeographic transfers        --            247            77
  Operating profit                   66            303           112           481
  Identifiable assets             5,293          2,316           729         8,338
  Net assets                      1,804            796           500         3,100
==================================================================================
1993
  Operating revenues
    Unaffiliated customers      $ 4,743        $   929       $   208       $ 5,880
    Intergeographic transfers        --             --           147
  Operating profit (loss)          (330)           147           116           (67)
  Identifiable assets             5,401          2,412           829         8,642
  Net assets                      1,808            743           478         3,029
==================================================================================

(a) Includes U.S. Virgin Islands and shipping operations.

(b) After elimination of transactions between affiliates, which are valued at approximate market prices.

    Financial data by major operating activity for each of the three years ended December 31, 1995 follow:


-------------------------------------------------------------------------------------------------------------------------
                                                             Exploration and   Refining and      Corporate
Millions of dollars                                               Production      Marketing      and Other   Consolidated(a)
-------------------------------------------------------------------------------------------------------------------------
1995
  Operating revenues
    Total operating revenues                                         $ 2,858        $ 4,556        $   542
    Less: Transfers between affiliates                                   248             48            358
-------------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers                   $ 2,610        $ 4,508        $   184        $ 7,302
-------------------------------------------------------------------------------------------------------------------------
  Operating profit (loss)                                            $   386        $  (327)       $  (164)       $  (105)
  Interest expense                                                      --             --             (247)          (247)
  (Provision) benefit for income taxes                                  (244)           120             82            (42)
-------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                $   142        $  (207)       $  (329)       $  (394)
-------------------------------------------------------------------------------------------------------------------------
  Depreciation, depletion, amortization and lease impairment         $   719        $   144        $    30        $   893
  Asset impairment                                                       106            269            209            584
  Identifiable assets                                                  3,873          3,294            589          7,756
  Capital expenditures                                                   626             63              3            692
=========================================================================================================================
1994
  Operating revenues
    Total operating revenues                                         $ 2,665        $ 4,205        $   527
    Less: Transfers between affiliates                                   402             51            342
-------------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers                   $ 2,263        $ 4,154        $   185        $ 6,602
-------------------------------------------------------------------------------------------------------------------------
  Operating profit                                                   $   368        $    83        $    30        $   481
  Interest expense                                                      --             --             (245)          (245)
  (Provision) benefit for income taxes                                  (211)            12             37           (162)
-------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                               $   157        $    95        $  (178)       $    74
-------------------------------------------------------------------------------------------------------------------------
  Depreciation, depletion, amortization and lease impairment         $   746        $   150        $    32        $   928
  Identifiable assets                                                  4,117          3,617            604          8,338
  Capital expenditures                                                   531             62              3            596
=========================================================================================================================
1993
  Operating revenues
    Total operating revenues                                         $ 2,541        $ 3,540        $   578
    Less: Transfers between affiliates                                   248             59            472
-------------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers                   $ 2,293        $ 3,481        $   106        $ 5,880
-------------------------------------------------------------------------------------------------------------------------
  Operating profit (loss)                                            $   260        $  (318)       $    (9)       $   (67)
  Interest expense                                                      --             --             (156)          (156)
  (Provision) benefit for income taxes                                  (144)            25             74 (b)        (45)
-------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                $   116        $  (293)       $   (91)       $  (268)
-------------------------------------------------------------------------------------------------------------------------
  Depreciation, depletion, amortization and lease impairment         $   695        $   101        $    29        $   825
  Identifiable assets                                                  4,446          3,576            620          8,642
  Capital expenditures                                                   755            591              2          1,348
=========================================================================================================================

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

/s/ JOHN B. HESS
----------------------------
John B. Hess
Chairman of the Board and
Chief Executive Officer

/s/ JOHN Y. SCHREYER
----------------------------
John Y. Schreyer
Executive Vice President and
Chief Financial Officer


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Amerada Hess Corporation

We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, retained earnings, changes in common stock and capital in excess of par value and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 1995 and 1994 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 2 to the consolidated financial statements, in 1995 the Corporation adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

/s/ ERNST & YOUNG LLP
---------------------
Ernst & Young LLP
New York, NY
February 15, 1996

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

    The Corporation is offering for sale its wholly-owned Canadian subsidiary and certain United States exploration and production properties. In addition, the Corporation expects to sell certain non-core North Sea producing properties and anticipates the sale of its interest in Abu Dhabi in the first half of 1996.

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

------------------------------------------------------------------------------------------------------------
                                                                      United                           Other
For the Years Ended December 31 (Millions of dollars)       Total     States     Canada     Europe     Areas
------------------------------------------------------------------------------------------------------------
1995
  Property acquisitions                                     $ 48       $ 36       $  8       $  2       $  2
  Exploration                                                320        137         28        145         10
  Development                                                377        107         18        242         10

1994
  Property acquisitions                                     $ 21       $ 14       $  5       $--        $  2
  Exploration                                                274        139         31         99          5
  Development                                                333        120         31        170         12

1993
  Property acquisitions                                     $ 56       $ 48       $  5       $  2       $  1
  Exploration                                                274        147         27         98          2
  Development                                                527        151         22        345          9
============================================================================================================


CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

-------------------------------------------------------------------------------------------------------
At December 31 (Millions of dollars)                                                  1995         1994
-------------------------------------------------------------------------------------------------------
Unproved properties                                                                 $  407       $  439
Proved properties                                                                    1,763        2,071
Wells, equipment and related facilities                                              7,088        7,147
-------------------------------------------------------------------------------------------------------
  Total costs                                                                        9,258        9,657

Less: Reserves for depreciation, depletion, amortization and lease impairment        6,032        5,988
-------------------------------------------------------------------------------------------------------
Net capitalized costs                                                               $3,226       $3,669
=======================================================================================================

The results of operations for oil and gas producing activities shown below exclude sales of purchased crude oil and natural gas, non-operating revenues (including gains on sales of oil and gas properties), interest expense and gains and losses resulting from foreign currency exchange transactions. Therefore, these results differ from the net income from exploration and production operations in Note 13 to the financial statements.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES



--------------------------------------------------------------------------------------------------------------------------------
                                                                                  United                                   Other
For the Years Ended December 31 (Millions of dollars)                 Total       States        Canada       Europe        Areas
--------------------------------------------------------------------------------------------------------------------------------
1995
  Sales and other operating revenues
    Unaffiliated customers                                           $1,956       $  508        $  148       $1,247       $   53
    Inter-company                                                       241          102             8           67           64
--------------------------------------------------------------------------------------------------------------------------------
        Total revenues                                                2,197          610           156        1,314          117
--------------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes                        623          204            46          350           23
    Exploration expenses, including dry holes                           298          113            24          151           10
    Other operating expenses                                            222           66            13          126           17
    Depreciation, depletion, amortization and lease impairment          719          224            48          415           32
    Asset impairment                                                    106          106          --           --           --
    Provision for income taxes                                          191          (36)           13          207            7
--------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                      2,159          677           144        1,249           89
--------------------------------------------------------------------------------------------------------------------------------
  Results of operations                                              $   38       $  (67)       $   12       $   65       $   28
--------------------------------------------------------------------------------------------------------------------------------
1994
  Sales and other operating revenues
    Unaffiliated customers                                           $1,687       $  576        $  172       $  879       $   60
    Inter-company                                                       385           98             2          237           48
--------------------------------------------------------------------------------------------------------------------------------
        Total revenues                                                2,072          674           174        1,116          108
--------------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes                        593          210            47          318           18
    Exploration expenses, including dry holes                           250          128            18           99            5
    Other operating expenses                                            187           70            11           92           14
    Depreciation, depletion, amortization and lease impairment          746          293            57          368           28
    Provision for income taxes                                          197          (10)           22          167           18
--------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                      1,973          691           155        1,044           83
--------------------------------------------------------------------------------------------------------------------------------
  Results of operations                                              $   99       $  (17)       $   19       $   72       $   25
--------------------------------------------------------------------------------------------------------------------------------
1993
  Sales and other operating revenues
    Unaffiliated customers                                           $1,790       $  704        $  176       $  890       $   20
    Inter-company                                                       227          119          --           --            108
--------------------------------------------------------------------------------------------------------------------------------
        Total revenues                                                2,017          823           176          890          128
--------------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes                        607          233            49          294           31
    Exploration expenses, including dry holes                           259          150            18           89            2
    Other operating expenses                                            218           79            12          109           18
    Depreciation, depletion, amortization and lease impairment          694          332            54          271           37
    Provision for income taxes                                          133            9            23           82           19
--------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                      1,911          803           156          845          107
--------------------------------------------------------------------------------------------------------------------------------
  Results of operations                                              $  106       $   20        $   20       $   45       $   21
================================================================================================================================

The Corporation's net oil and gas reserves have been estimated by DeGolyer and MacNaughton, independent consultants. The Corporation is offering for sale its Canadian operations and approximately 15% of its December 31, 1995 United States reserves on a barrel of oil equivalent basis. Reserves in Abu Dhabi, which the Corporation anticipates selling in the first half of 1996, represent approximately 60% of crude oil reserves in Other Areas. The reserves in the tabulation below include proved undeveloped crude oil and natural gas reserves that will require substantial future development expenditures. The estimates of the Corporation's proved reserves of crude oil and natural gas (after deducting royalties and operating interests owned by others) follow:

OIL AND GAS RESERVES

-----------------------------------------------------------------------------------------------------------------------
                                                               United                                             Other
                                                          Total       States          Canada        Europe        Areas
-----------------------------------------------------------------------------------------------------------------------
Net Proved Developed and Undeveloped Reserves
  Crude Oil, Including Condensate and Natural Gas
  Liquids (Millions of Barrels)
    At January 1, 1993                                     652           203             40           371            38
    Revisions of previous estimates                         66            16           --              43             7
    Extensions, discoveries and other additions             28             5              3            20          --
    Purchases of minerals in-place                           3          --                1             2          --
    Production                                             (79)          (26)            (5)          (41)           (7)
-----------------------------------------------------------------------------------------------------------------------
    At December 31, 1993                                   670           198             39           395            38
    Revisions of previous estimates                         49            13             (2)           35             3
    Extensions, discoveries and other additions             12             8              2             2          --
    Purchases of minerals in-place                           8             4           --            --               4
    Sales of minerals in-place                              (3)         --             --              (3)         --
    Production                                             (92)          (25)            (5)          (56)           (6)
-----------------------------------------------------------------------------------------------------------------------
    At December 31, 1994                                   644           198             34           373            39
    Revisions of previous estimates                         68            11           --              44            13
    Extensions, discoveries and other additions             95            30              3            61             1
    Sales of minerals in-place                             (17)          (11)            (2)           (4)         --
    Production                                             (95)          (23)            (4)          (62)           (6)
-----------------------------------------------------------------------------------------------------------------------
    At December 31, 1995                                   695           205             31           412            47
=======================================================================================================================
  Natural Gas (Millions of Mcf)
    At January 1, 1993                                   2,640         1,009            597         1,034          --
    Revisions of previous estimates                        127            30             (5)          102          --
    Extensions, discoveries and other additions            189            82             65            42          --
    Purchases of minerals in-place                          20            11              4             5          --
    Production                                            (323)         (183)           (61)          (79)         --
-----------------------------------------------------------------------------------------------------------------------
    At December 31, 1993                                 2,653           949            600         1,104          --
    Revisions of previous estimates                        142           105             (1)           38          --
    Extensions, discoveries and other additions            167           101             50            16          --
    Purchases of minerals in-place                           4             3           --               1          --
    Sales of minerals in-place                             (76)         --             --             (76)         --
    Production                                            (309)         (156)           (68)          (85)         --
-----------------------------------------------------------------------------------------------------------------------
    At December 31, 1994                                 2,581         1,002            581           998          --
    Revisions of previous estimates                         53             6            (10)           57          --
    Extensions, discoveries and other additions            270           200             10             7            53
    Sales of minerals in-place                            (100)          (23)           (39)          (38)         --
    Production                                            (323)         (147)           (79)          (97)         --
-----------------------------------------------------------------------------------------------------------------------
    At December 31, 1995                                 2,481         1,038*           463           927            53
=======================================================================================================================
Net Proved Developed Reserves
  Crude Oil, Including Condensate and Natural Gas
  Liquids (Millions of barrels)
    At January 1, 1993                                     436           173             40           191            32
    At December 31, 1993                                   514           169             38           271            36
    At December 31, 1994                                   505           171             33           263            38
    At December 31, 1995                                   540           157             31           310            42
  Natural Gas (Millions of Mcf)
    At January 1, 1993                                   2,002           851            576           575          --
    At December 31, 1993                                 2,260           794            579           887          --
    At December 31, 1994                                 2,210           838            558           814          --
    At December 31, 1995                                 2,036           755            458           823          --
=======================================================================================================================


*Excludes 527 million Mcf of carbon dioxide gas for sale or use in company operations.

44

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

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES

-------------------------------------------------------------------------------------------------------------------
                                                                   United                                    Other
At December 31 (Millions of dollars)                 Total         States         Canada       Europe        Areas
-------------------------------------------------------------------------------------------------------------------
1995
  Future revenues                                   $17,201       $ 5,343       $ 1,093       $ 9,857       $   908
-------------------------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs           7,352         2,289           539         4,273           251
    Future income tax expenses                        4,034           921           142         2,631           340
-------------------------------------------------------------------------------------------------------------------
                                                     11,386         3,210           681         6,904           591
-------------------------------------------------------------------------------------------------------------------
  Future net cash flows                               5,815         2,133           412         2,953           317
  Less: Discount at 10% annual rate                   2,057           899           143           952            63
-------------------------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                      $ 3,758       $ 1,234       $   269       $ 2,001       $   254
-------------------------------------------------------------------------------------------------------------------
1994
  Future revenues                                   $14,545       $ 4,267       $ 1,266       $ 8,236       $   776
-------------------------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs           6,874         2,317           667         3,696           194
    Future income tax expenses                        2,789           465           152         1,910           262
-------------------------------------------------------------------------------------------------------------------
                                                      9,663         2,782           819         5,606           456
-------------------------------------------------------------------------------------------------------------------
  Future net cash flows                               4,882         1,485           447         2,630           320
  Less: Discount at 10% annual rate                   1,622           577           168           787            90
-------------------------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                      $ 3,260       $   908       $   279       $ 1,843       $   230
-------------------------------------------------------------------------------------------------------------------
1993
  Future revenues                                   $13,484       $ 4,135       $ 1,714       $ 7,059       $   576
-------------------------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs           6,505         2,258           704         3,360           183
    Future income tax expenses                        2,235           407           308         1,380           140
-------------------------------------------------------------------------------------------------------------------
                                                      8,740         2,665         1,012         4,740           323
-------------------------------------------------------------------------------------------------------------------
  Future net cash flows                               4,744         1,470           702         2,319           253
  Less: Discount at 10% annual rate                   1,705           556           266           797            86
-------------------------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                      $ 3,039       $   914       $   436       $ 1,522       $   167
===================================================================================================================

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES


-------------------------------------------------------------------------------------------------------------------------
For the years ended December 31 (Millions of dollars)                                  1995           1994           1993
-------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year       $ 3,260        $ 3,039        $ 3,496
-------------------------------------------------------------------------------------------------------------------------
Changes during the year
  Sales and transfers of oil and gas produced during year, net of
    production costs                                                                 (1,574)        (1,479)        (1,410)
  Development costs incurred during year                                                377            333            527
  Net changes in prices and production costs applicable to future production          1,195            604         (1,569)
  Net change in estimated future development costs                                     (118)          (264)           (68)
  Extensions and discoveries (including improved recovery) of oil and
    gas reserves, less related costs                                                    451            135            167
  Revisions of previous oil and gas reserve estimates                                   277            314            288
  Purchases (sales) of minerals in-place                                               (165)            (2)            23
  Accretion of discount                                                                 498            437            539
  Net change in income taxes                                                           (758)          (380)           547
  Revision in rate or timing of future production and other changes                     315            523            499
-------------------------------------------------------------------------------------------------------------------------
    Total                                                                               498            221           (457)
-------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year             $ 3,758        $ 3,260        $ 3,039
=========================================================================================================================

46


TEN-YEAR SUMMARY OF FINANCIAL DATA
Amerada Hess Corporation and Consolidated Subsidiaries

-------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                  1995                  1994              1993
-------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
  Revenues
    Sales (excluding excise taxes) and other operating revenues
      Crude oil (including sales of purchased oil)                    $ 1,565,310           $ 1,228,045       $ 1,219,750
      Natural gas (including sales of purchased gas)                    1,120,450             1,063,560         1,020,563
      Petroleum products                                                4,311,082             3,980,563         3,348,900
      Other operating revenues                                            305,465               329,816           290,308
-------------------------------------------------------------------------------------------------------------------------
        Total                                                           7,302,307             6,601,984         5,879,521
    Non-operating revenues                                                222,482                96,809            21,153
-------------------------------------------------------------------------------------------------------------------------
        Total revenues                                                  7,524,789             6,698,793         5,900,674
-------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Cost of products sold and operating expenses                        5,220,657             4,449,819         4,287,139
    Exploration expenses, including dry holes                             297,817               249,433           258,826
    Selling, general and administrative expenses                          634,271               590,647           596,919
    Interest expense                                                      247,465               245,149           156,615
    Depreciation, depletion, amortization and lease impairment            893,067               927,933           824,651
    Asset impairment                                                      584,161(*)               --                --
    Provision for income taxes                                             41,764               162,098            44,727(**)
-------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                        7,919,202             6,625,079         6,168,877
-------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                   $  (394,413)          $    73,714       $  (268,203)
-------------------------------------------------------------------------------------------------------------------------
  Net income (loss) per share(***)                                    $     (4.24)          $       .79       $     (2.90)
-------------------------------------------------------------------------------------------------------------------------
Dividends Per Share of Common Stock                                   $       .60           $       .60       $       .60
Weighted Average Number of Shares Outstanding
  (in thousands)                                                           93,002                92,969            92,595
=========================================================================================================================

 (*)Reflects a charge for impairment of long-lived assets on adoption of FAS
    No. 121. The net effect, after income taxes, was $415,542 ($4.47 per share). See Note 2 to financial statements.


(**)Includes a benefit of $29,459 ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.

(***)For a description of the basis of computing earnings per share, see Note 10 to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                              1992              1991              1990              1989
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
  Revenues
    Sales (excluding excise taxes) and other operating revenues
      Crude oil (including sales of purchased oil)                $ 1,362,118       $ 1,448,793       $ 1,248,193       $   904,233
      Natural gas (including sales of purchased gas)                  787,996           574,004           458,615           315,578
      Petroleum products                                            3,428,702         3,897,748         4,587,646         4,107,770
      Other operating revenues                                        279,541           346,300           653,051           261,373
-----------------------------------------------------------------------------------------------------------------------------------
        Total                                                       5,858,357         6,266,845         6,947,505         5,588,954
    Non-operating revenues                                             95,352           149,496           133,593            90,373
-----------------------------------------------------------------------------------------------------------------------------------
        Total revenues                                              5,953,709         6,416,341         7,081,098         5,679,327
-----------------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Cost of products sold and operating expenses                    4,039,180         4,409,832         4,708,925         3,837,800
    Exploration expenses, including dry holes                         228,998           301,183           276,200           164,925
    Selling, general and administrative expenses                      581,542           582,549           512,805           422,491
    Interest expense                                                  147,099           177,850           224,200           187,811
    Depreciation, depletion, amortization and lease impairment        833,405           828,765           743,467           545,934
    Asset impairment                                                      --                --                --                --
    Provision for income taxes                                        115,940            31,854           132,788            44,017
-----------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                    5,946,164         6,332,033         6,598,385         5,202,978
-----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                               $     7,545       $    84,308       $   482,713       $   476,349
-----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) per share(***)                                $       .09       $      1.04       $      5.96       $      5.87
-----------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share of Common Stock                                       .60       $       .60       $       .60       $       .60
Weighted Average Number of Shares Outstanding
  (in thousands)                                                       87,317            81,088            81,023            81,147
===================================================================================================================================

-------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                1988              1987              1986
-------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
  Revenues
    Sales (excluding excise taxes) and other operating revenues
      Crude oil (including sales of purchased oil)                  $   872,757       $   886,504       $   806,927
      Natural gas (including sales of purchased gas)                    288,915           284,610           284,533
      Petroleum products                                              2,864,342         3,347,242         2,649,197
      Other operating revenues                                          179,997           195,209           270,525
-------------------------------------------------------------------------------------------------------------------
        Total                                                         4,206,011         4,713,565         4,011,182
    Non-operating revenues                                               57,533            71,024            51,073
-------------------------------------------------------------------------------------------------------------------
        Total revenues                                                4,263,544         4,784,589         4,062,255
-------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Cost of products sold and operating expenses                      2,964,534         3,521,552         3,155,868
    Exploration expenses, including dry holes                           182,205           106,440           148,506
    Selling, general and administrative expenses                        380,169           328,118           315,199
    Interest expense                                                    145,439           144,147           164,275
    Depreciation, depletion, amortization and lease impairment          441,414           431,482           468,244
    Asset impairment                                                        --                --                --
    Provision for income taxes                                           25,566            22,990            (7,267)
-------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                      4,139,327         4,554,729         4,244,825
-------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                 $   124,217       $   229,860       $  (182,570)
-------------------------------------------------------------------------------------------------------------------
  Net income (loss) per share(***)                                  $      1.51       $      2.73       $     (2.16)
-------------------------------------------------------------------------------------------------------------------
Dividends Per Share of Common Stock                                 $       .60       $       .45              --
Weighted Average Number of Shares Outstanding
  (in thousands)                                                         82,031            84,136            84,440
===================================================================================================================

48

TEN-YEAR SUMMARY OF FINANCIAL DATA
Amerada Hess Corporation and Consolidated Subsidiaries

--------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                             1995                1994                1993
--------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                     $     56,071        $     53,135        $     79,635
  Working capital                                                    357,964             520,247             245,026
  Property, plant and equipment
    Exploration and production                                  $  9,257,851        $  9,656,923        $  9,227,937
    Refining and marketing                                         3,451,912           3,892,724           3,834,674
    Transportation and other                                         354,449             755,179             724,629
--------------------------------------------------------------------------------------------------------------------
      Total--at cost                                              13,064,212          14,304,826          13,787,240
    Less reserves                                                  7,694,496           7,938,824           7,052,328
--------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                        $  5,369,716        $  6,366,002        $  6,734,912
--------------------------------------------------------------------------------------------------------------------
  Total assets                                                  $  7,756,370        $  8,337,940        $  8,641,546
  Total debt                                                       2,717,866           3,339,788           3,687,922
  Stockholders' equity                                             2,660,396           3,099,629           3,028,911
  Stockholders' equity per share                                $      28.60        $      33.33        $      32.71
--------------------------------------------------------------------------------------------------------------------
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                     $  1,241,007        $    957,018        $    819,423
--------------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
      Exploration and production                                    (625,679)           (531,409)           (754,876)
      Refining and marketing                                         (63,070)            (62,238)           (591,545)
      Transportation and other                                        (3,362)             (2,637)             (1,620)
--------------------------------------------------------------------------------------------------------------------
        Total capital expenditures                                  (692,111)           (596,284)         (1,348,041)
    Proceeds from sales of property,
      plant and equipment and other                                  145,792              72,804              12,436
--------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                         (546,319)           (523,480)         (1,335,605)
--------------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                     26,247             (54,153)            117,791
    Long-term borrowings                                              25,000             289,843             547,704
    Repayment of long-term debt and
      capitalized lease obligations                                 (689,355)           (642,112)           (167,769)
    Issuance of common stock                                            --                  --                  --
    Cash dividends paid                                              (55,788)            (55,711)            (41,603)
    Common and preferred stock retired                                  --                  --                  --
--------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities           (693,896)           (462,133)            456,123
--------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                              2,144               2,095              (1,320)
--------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents          $      2,936        $    (26,500)       $    (61,379)
--------------------------------------------------------------------------------------------------------------------
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)                  93,011              92,996              92,587
  Number of stockholders (based on number of
    holders of record)                                                11,294              11,506              12,000
  Market price of common stock                                  $      53.00        $      45.63        $      45.13
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                          1992                1991                1990           1989
--------------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                  $    141,014        $    120,170        $    129,914   $    120,300
  Working capital                                                 551,459             625,370             603,244        493,168
  Property, plant and equipment
    Exploration and production                               $  9,071,396        $  9,174,705        $  8,210,531   $  6,403,799
    Refining and marketing                                      3,294,958           2,632,026           2,230,000      2,053,018
    Transportation and other                                      724,411             723,101             717,452        710,439
--------------------------------------------------------------------------------------------------------------------------------
      Total--at cost                                           13,090,765          12,529,832          11,157,983      9,167,256
    Less reserves                                               6,646,801           6,339,232           5,594,399      4,688,142
--------------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                     $  6,443,964        $  6,190,600        $  5,563,584   $  4,479,114
--------------------------------------------------------------------------------------------------------------------------------
  Total assets                                               $  8,721,756        $  8,841,435        $  9,056,636   $  6,867,411
  Total debt                                                    3,186,199           3,266,195           2,925,285      2,697,184
  Stockholders' equity                                          3,387,599           3,131,982           3,106,029      2,560,628
  Stockholders' equity per share                             $      36.59        $      38.63        $      38.34   $      31.69
--------------------------------------------------------------------------------------------------------------------------------
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                  $  1,137,707        $  1,364,268        $  1,326,444   $    805,848
--------------------------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
      Exploration and production                                 (915,476)         (1,292,935)         (1,265,168)    (1,729,357)
      Refining and marketing                                     (639,365)           (410,645)           (182,090)       (86,645)
      Transportation and other                                     (2,953)             (8,735)            (14,169)       (12,667)
--------------------------------------------------------------------------------------------------------------------------------
        Total capital expenditures                             (1,557,794)         (1,712,315)         (1,461,427)    (1,828,669)
    Proceeds from sales of property,
      plant and equipment and other                                25,423              37,788             (12,012)         6,644
--------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                    (1,532,371)         (1,674,527)         (1,473,439)    (1,822,025)
--------------------------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                (159,756)           (183,351)             46,744         13,823
    Long-term borrowings                                          675,016             786,280             461,413      1,203,994
    Repayment of long-term debt and
      capitalized lease obligations                              (524,384)           (269,414)           (287,531)      (194,870)
    Issuance of common stock                                      497,360                --                  --             --
    Cash dividends paid                                           (64,194)            (36,468)            (60,681)       (48,785)
    Common and preferred stock retired                               --                  --                (6,213)       (43,632)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities         424,042             297,047             153,732        930,530
--------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                          (8,534)              3,468               2,877         (7,237)
--------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents       $     20,844        $     (9,744)       $      9,614   $    (92,884)
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)               92,584              81,068              81,019         80,804
  Number of stockholders (based on number of
    holders of record)                                             13,088              13,732              14,669         16,638
  Market price of common stock                               $      46.00        $      47.50        $      46.38   $      48.75
================================================================================================================================


----------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                         1988                1987                1986
----------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
  Cash and cash equivalents                                 $    213,184        $    226,513        $     92,681
  Working capital                                                285,074             161,764             231,602
  Property, plant and equipment
    Exploration and production                              $  5,360,817        $  5,010,724        $  4,508,499
    Refining and marketing                                     1,973,782           1,922,620           1,900,919
    Transportation and other                                     703,862             680,257             721,743
----------------------------------------------------------------------------------------------------------------
      Total--at cost                                           8,038,461           7,613,601           7,131,161
    Less reserves                                              4,358,765           4,064,227           3,601,978
----------------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                    $  3,679,696        $  3,549,374        $  3,529,183
----------------------------------------------------------------------------------------------------------------
  Total assets                                              $  5,371,979        $  5,304,808        $  4,904,710
  Total debt                                                   1,672,329           1,631,345           1,528,367
  Stockholders' equity                                         2,215,154           2,158,544           1,938,793
  Stockholders' equity per share                            $      27.02        $      26.30        $      22.97
----------------------------------------------------------------------------------------------------------------
SUMMARIZED STATEMENT OF CASH FLOWS
  Net cash provided by operating activities                 $    747,393        $    452,158        $    560,063
----------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
      Exploration and production                                (652,600)           (304,462)           (207,374)
      Refining and marketing                                     (60,084)            (36,018)             (7,511)
      Transportation and other                                   (17,245)             (7,663)             (2,545)
----------------------------------------------------------------------------------------------------------------
        Total capital expenditures                              (729,929)           (348,143)           (217,430)
    Proceeds from sales of property,
      plant and equipment and other                               16,401               4,845              13,895
----------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                     (713,528)           (343,298)           (203,535)
----------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                               (205,414)            398,889             (95,314)
    Long-term borrowings                                         416,161              63,000              21,102
    Repayment of long-term debt and
      capitalized lease obligations                             (191,159)           (372,115)           (336,224)
    Issuance of common stock                                        --                  --                  --
    Cash dividends paid                                          (49,248)            (25,857)            (23,757)
    Common and preferred stock retired                            (7,420)            (62,138)               --
----------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities        (37,080)              1,779            (434,193)
----------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                        (10,114)             23,193                (728)
----------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents      $    (13,329)       $    133,832        $    (78,393)
----------------------------------------------------------------------------------------------------------------
STOCKHOLDER DATA AT YEAR-END
  Number of common shares outstanding (in thousands)              81,979              82,089              84,408
  Number of stockholders (based on number of
    holders of record)                                            18,031              19,343              23,696
  Market price of common stock                              $      31.50        $      24.88        $      23.75
================================================================================================================

50



TEN-YEAR SUMMARY OF OPERATING DATA
Amerada Hess Corporation and Consolidated Subsidiaries

---------------------------------------------------------------------------------------------------------
                                                                   1995             1994             1993
---------------------------------------------------------------------------------------------------------
Production Per Day (net)
  Crude oil (barrels)
    United States                                                52,284           55,638           60,173
    Canada                                                        9,749           10,581           11,536
    United Kingdom                                              135,429          122,043           80,019
    Norway                                                       25,576           24,279           26,388
    Abu Dhabi                                                     7,227            7,273           10,004
    Africa(*)                                                     9,512            8,857            8,301
---------------------------------------------------------------------------------------------------------
      Total                                                     239,777          228,671          196,421
---------------------------------------------------------------------------------------------------------
  Natural gas liquids (barrels)
    United States                                                10,722           11,964           11,798
    Canada                                                        1,647            1,809            1,956
    United Kingdom                                                6,900            6,756            3,783
    Norway                                                        1,414            1,320            1,432
---------------------------------------------------------------------------------------------------------
      Total                                                      20,683           21,849           18,969
---------------------------------------------------------------------------------------------------------
  Natural gas (Mcf)
    United States                                               401,581          427,103          502,459
    Canada                                                      215,500          185,856          167,839
    United Kingdom                                              239,307          208,742          188,024
    Norway                                                       27,743           24,417           28,987
---------------------------------------------------------------------------------------------------------
      Total                                                     884,131          846,118          887,309
---------------------------------------------------------------------------------------------------------
Well Completions (net)
    Oil wells                                                        33               28               48
    Gas wells                                                        41               44               49
    Dry holes                                                        50               24               37
Productive Wells at Year-End (net)
    Oil wells                                                     2,154            2,160            2,189
    Gas wells                                                     1,160            1,146            1,115
---------------------------------------------------------------------------------------------------------
      Total                                                       3,314            3,306            3,304
---------------------------------------------------------------------------------------------------------
Undeveloped Net Acreage (held at end of year)
    United States                                             1,440,000        1,685,000        1,854,000
    Canada                                                      799,000          743,000          788,000
    Other international                                       5,072,000        3,827,000        3,522,000
---------------------------------------------------------------------------------------------------------
      Total                                                   7,311,000        6,255,000        6,164,000
---------------------------------------------------------------------------------------------------------
Shipping
    Vessels owned or under charter at year-end                       16               17               15
    Total deadweight tons                                     2,010,000        2,265,000        2,398,000
Refining (barrels daily)
    Refinery crude runs                                         377,000          388,000          351,000
Petroleum Products Sold (barrels daily)
    Gasoline, distillates and other light products              401,000          375,000          291,000
    Residual fuel oils                                           86,000           93,000           95,000
---------------------------------------------------------------------------------------------------------
      Total                                                     487,000          468,000          386,000
---------------------------------------------------------------------------------------------------------
Storage Capacity at Year-End (barrels)                       89,165,000       94,597,000       94,380,000
Number of Employees (average)                                     9,574            9,858           10,173
=========================================================================================================

(*)Principally production from Gabon after 1990 and from Libya prior to June 30, 1986, when the Corporation ceased operations in accordance with United
   States Government regulations.

--------------------------------------------------------------------------------------------------------------------
                                                             1992             1991             1990             1989
--------------------------------------------------------------------------------------------------------------------
Production Per Day (net)
  Crude oil (barrels)
    United States                                          62,517           66,063           62,434           60,992
    Canada                                                 11,528           11,966            9,494            9,178
    United Kingdom                                         86,265           59,979           56,027           38,707
    Norway                                                 29,598           28,619           24,351           24,135
    Abu Dhabi                                              11,150            9,866            8,475            7,230
    Africa(*)                                               6,910            8,952             --               --
--------------------------------------------------------------------------------------------------------------------
      Total                                               207,968          185,445          160,781          140,242
--------------------------------------------------------------------------------------------------------------------
  Natural gas liquids (barrels)
    United States                                          11,063           10,047            9,436            9,986
    Canada                                                  1,981            1,997            1,704            1,732
    United Kingdom                                          1,468              766              805              466
    Norway                                                  1,707            1,752            2,004            2,016
--------------------------------------------------------------------------------------------------------------------
      Total                                                16,219           14,562           13,949           14,200
--------------------------------------------------------------------------------------------------------------------
  Natural gas (Mcf)
    United States                                         601,824          583,740          457,042          335,112
    Canada                                                137,680          104,151           76,768           72,855
    United Kingdom                                        153,599          128,014          145,921          126,643
    Norway                                                 31,858           26,947           25,656           24,371
--------------------------------------------------------------------------------------------------------------------
      Total                                               924,961          842,852          705,387          558,981
--------------------------------------------------------------------------------------------------------------------
Well Completions (net)
    Oil wells                                                  33               45               17               19
    Gas wells                                                  20               41               33               19
    Dry holes                                                  22               36               38               31
Productive Wells at Year-End (net)
    Oil wells                                               2,082            2,103            2,111            2,048
    Gas wells                                                 966              927              905              714
--------------------------------------------------------------------------------------------------------------------
      Total                                                 3,048            3,030            3,016            2,762
--------------------------------------------------------------------------------------------------------------------
Undeveloped Net Acreage (held at end of year)
    United States                                       1,819,000        1,802,000        1,716,000        1,589,000
    Canada                                                840,000          842,000          835,000          582,000
    Other international                                 2,328,000        2,638,000        2,494,000        2,501,000
--------------------------------------------------------------------------------------------------------------------
      Total                                             4,987,000        5,282,000        5,045,000        4,672,000
--------------------------------------------------------------------------------------------------------------------
Shipping
    Vessels owned or under charter at year-end                 21               21               23               22
    Total deadweight tons                               3,223,000        2,825,000        3,012,000        3,081,000
Refining (barrels daily)
    Refinery crude runs                                   335,000          320,000          383,000          397,000
Petroleum Products Sold (barrels daily)
    Gasoline, distillates and other light products        275,000          285,000          296,000          299,000
    Residual fuel oils                                    102,000          128,000          132,000          171,000
--------------------------------------------------------------------------------------------------------------------
      Total                                               377,000          413,000          428,000          470,000
--------------------------------------------------------------------------------------------------------------------
Storage Capacity at Year-End (barrels)                 95,199,000       94,879,000       93,867,000       91,794,000
Number of Employees (average)                              10,263           10,317            9,645            8,740
====================================================================================================================


--------------------------------------------------------------------------------------------------
                                                            1988             1987             1986
--------------------------------------------------------------------------------------------------
Production Per Day (net)
  Crude oil (barrels)
    United States                                         60,782           62,635           65,877
    Canada                                                 9,251            8,592            8,548
    United Kingdom                                        32,223           27,709           32,955
    Norway                                                21,782           20,937           17,088
    Abu Dhabi                                              9,374            6,903            9,673
    Africa(*)                                               --               --             15,375
--------------------------------------------------------------------------------------------------
      Total                                              133,412          126,776          149,516
--------------------------------------------------------------------------------------------------
  Natural gas liquids (barrels)
    United States                                          7,183            5,913            2,944
    Canada                                                 1,529            1,306            1,627
    United Kingdom                                           295              402              734
    Norway                                                 1,884            1,847            1,690
--------------------------------------------------------------------------------------------------
      Total                                               10,891            9,468            6,995
--------------------------------------------------------------------------------------------------
  Natural gas (Mcf)
    United States                                        283,114          282,906          228,827
    Canada                                                61,653           49,229           46,248
    United Kingdom                                       141,139          180,594          168,926
    Norway                                                20,389           18,771           15,230
--------------------------------------------------------------------------------------------------
      Total                                              506,295          531,500          459,231
--------------------------------------------------------------------------------------------------
Well Completions (net)
    Oil wells                                                 39               35               23
    Gas wells                                                  8               13                6
    Dry holes                                                 35               28               25
Productive Wells at Year-End (net)
    Oil wells                                              2,014            2,058            2,056
    Gas wells                                                612              620              616
--------------------------------------------------------------------------------------------------
      Total                                                2,626            2,678            2,672
--------------------------------------------------------------------------------------------------
Undeveloped Net Acreage (held at end of year)
    United States                                      1,556,000        1,566,000        1,949,000
    Canada                                               786,000          787,000          851,000
    Other international                                3,936,000        3,875,000        3,626,000
--------------------------------------------------------------------------------------------------
      Total                                            6,278,000        6,228,000        6,426,000
--------------------------------------------------------------------------------------------------
Shipping
    Vessels owned or under charter at year-end                21               21               22
    Total deadweight tons                              2,719,000        2,903,000        2,953,000
Refining (barrels daily)
    Refinery crude runs                                  296,000          371,000          293,000
Petroleum Products Sold (barrels daily)
    Gasoline, distillates and other light products       222,000          257,000          207,000
    Residual fuel oils                                   157,000          154,000          151,000
--------------------------------------------------------------------------------------------------
      Total                                              379,000          411,000          358,000
--------------------------------------------------------------------------------------------------
Storage Capacity at Year-End (barrels)                90,798,000       88,047,000       87,746,000
Number of Employees (average)                              8,151            7,890            7,776
==================================================================================================