Form 10-K405, Exhibit 13
period 1996-12-31
AMERADA HESS CORP
filed 1997-03-26
CIK 4447

UNITED STATES EXPLORATION AND PRODUCTION

In the Gulf of Mexico, Amerada Hess is utilizing a technologically innovative compliant tower to develop its Baldpate prospect, which is in 1,650 feet of water on Garden Banks Block 260 (AHC 50%). Production is expected to begin in the second half of 1998, with peak gross production estimated at 40,000 barrels of oil per day and 150,000 Mcf of natural gas per day. Amerada Hess also is evaluating the possibility of a subsea development of a discovery made in 1996 on Garden Banks Block 216 (AHC 50%) that would be tied back as a satellite to the facilities currently being constructed on Garden Banks Block
260. Early in 1997, the Corporation drilled an encouraging well on Garden Banks Block 215 (AHC 37.50%) upon which additional drilling is planned.
        Development of the Enchilada prospect on Garden Banks Blocks 127 (AHC 25%) and 128 (AHC 25%) is proceeding with the installation of facilities designed to produce up to 60,000 barrels of oil and natural gas liquids per day and 400,000 Mcf of natural gas per day. Production is expected to begin in the second quarter of 1997. Fabrication is under way for the development of Garden Banks Block 172 (AHC 60%), which will be tied into the Garden Banks Block 128 facilities.
        Production facilities have been installed on Ship Shoal Block 240 (AHC 33.34%) with first production expected in March 1997 at an average gross rate of 25,000 Mcf of natural gas per day and 800 barrels of condensate per day. Production has begun from South Marsh Island Block 192, which Amerada Hess operates with a 33.33% interest. Gross production has been averaging 25,000 Mcf of natural gas per day and 650 barrels of oil per day.
        Onshore activities in 1996 concentrated on the Gulf Coast, North Dakota, New Mexico and California after the sale of the Corporation's interests in 340 fields for an aggregate sales price of $380 million. In onshore exploration, the Corporation continued its successful drilling program on its prospects in the Mississippi salt dome trend (AHC 75%). Daily gross production is averaging 35,000 Mcf of natural gas and 1,365 barrels of oil from this drilling program.


[Map of the Gulf Coast          The Gulf Coast and the Gulf of Mexico will
 and the Gulf of Mexico]        provide additional crude oil and natural gas
                                production for the Corporation.

PHOTO OF SALT DOME PROSPECT
MISSISSIPPI

PHOTO OF BLOCK 29/1b
NORTH SEA

                                        INTERNATIONAL EXPLORATION AND PRODUCTION

UNITED KINGDOM Amerada Hess Limited, the Corporation's British subsidiary, brought two new fields on stream in 1996. The Fergus Field (AHL 65%) began production in September and has achieved gross rates of over 16,000 barrels of oil per day. The Telford Field (AHL 31.42%) was brought on stream in October and has been producing at an average gross rate of over 12,700 barrels of oil per day.
        Three developments in which Amerada Hess Limited participated were completed in 1996. Production from the Nevis Field (AHL 22.72%) began in September at an initial gross daily rate of 13,300 barrels of oil and 10,600 Mcf of natural gas. The Arkwright Field (AHL 28.21%) began producing in November at a gross rate of 11,000 barrels of oil per day. The Beaufort Field (AHL 23.08%) is producing 30,000 Mcf of natural gas per day.
        Amerada Hess Limited is developing the Durward and Dauntless Fields (AHL 28%) which are expected to begin producing in the second quarter of 1997. Production from the Schiehallion Field (AHL 15.67%) is expected in the first half of 1998.
        Exploration successes during 1996 created a number of new oil and gas development opportunities. An exploration well drilled on Block 29/lb (AHL 51.65%) with the partners in adjacent Block 29/la tested at a maximum rate of 6,647 barrels of oil per day and 7,490 Mcf of natural gas per day. A well drilled on Block 20/5c (AHL 50%) by Amerada Hess Limited in a joint venture with the partners in Block 14/30b (AHL 44%) tested at a rate of 8,647 barrels per day of light hydrocarbons. A discovery known as Wood was drilled on Block 22/18 (AHL 28.20%) and tested at 3,500 barrels of oil per day and 10,000 Mcf of natural gas per day. The Halley Field (AHL 28.46%) was declared commercially viable after a well tested at 4,700 barrels of oil per day.
        Possible developments for longer term growth are the Mariner Field (AHL 26.67%), the Clair Field (AHL 9.29%) and the Easington Catchment Area (ECA) (AHL 32%). Mariner and Clair are potential oil developments and the ECA is a potential natural gas development.


A large number of recent
developments and probable                                    [Map of the
new developments continue                                    United Kingdom
to make the United Kingdom                                   North Sea]
a core area for the
Corporation.

NORWAY Crude oil and natural gas liquids production for Amerada Hess Norge A/S, the Corporation's Norwegian subsidiary, increased to 29,188 barrels per day in 1996 from 26,990 barrels per day in 1995, largely as a result of the installation of a new wellhead platform at the Valhall Field (AHN 28.09%).

        Amerada Hess Norge is preparing a development plan for the Mjolner Field (AHN 50%). The current plan envisions first production early in 1999 with net production for Amerada Hess Norge expected to peak at 7,000 barrels of oil per day.

        In the Norwegian Fifteenth Round of License Awards, Amerada Hess Norge received 20% interests in Blocks 24/9,24/11 and 24/12 and a 15% interest in Block 6710/10. In 1997, Amerada Hess Norge also obtained its third operatorship in Norway on Blocks 6306/2 and 6306/5 in which it has interests of 70%.

DENMARK Amerada Hess A/S, the Corporation's Danish subsidiary, completed a successful appraisal well in 1996 on the South Arne Field (AH A/S 65.69%), which tested at 5,263 barrels of oil per day. The original discovery well drilled in 1995 had tested crude oil at a rate of 2,341 barrels per day. Amerada Hess A/S has filed a plan with the Danish authorities to develop the South Arne Field.

GABON The Corporation's share of production in the Rabi Kounga Field averaged 9,725 barrels of oil per day in 1996 compared with 9,468 barrels per day in 1995. Amerada Hess, as operator with a 55% interest, completed an extensive seismic program covering its Mazoumbel exploration permit during 1996. An exploration well is expected to be drilled on this 573,534 acre permit in 1997.

THAILAND Phase one of the development of the Pailin Field (AHC 15%) has begun. Production is expected to begin in 1999 with peak production for Amerada Hess expected to be 40,000 Mcf of natural gas per day and 1,000 barrels of oil per day. Drilling to extend the Pailin Field and increase production rates has begun.

INDONESIA The Corporation acquired a 33.33% interest in the Jabung production sharing contract. This includes the North Geragai Field that is being developed. First production is expected in mid-1997 with the Corporation's share expected to peak at 4,000 barrels of oil per day and 14,000 Mcf of natural gas per day. A subsequent discovery was made and tested at 3,915 barrels of oil per day and 6,800 Mcf of natural gas per day. Additional drilling is planned.


          [Map of the                      The waters offshore
           waters offshore                 Norway and Denmark
           Norway and                      offer significant future
           Denmark]                        potential for oil and
                                           gas development.

PHOTO OF SOUTH ARNE FIELD
DENMARK

PHOTO OF CATCRACKER EXPANSION
ST. CROIX, VIRGIN ISLANDS

                                                          REFINING AND MARKETING

REFINING Hess Oil Virgin Islands Corp., the Corporation's Virgin Islands subsidiary (HOVIC), brought its fluid catalytic cracking unit down for a scheduled maintenance turnaround in the fourth quarter of 1996, the first turnaround since the unit came on stream in October 1993. While routine maintenance was being performed, the capacity of the fluid catalytic cracking unit was increased from 110,000 barrels per day to its current operating rate of approximately 125,000 barrels per day. The unit manufactures gasoline from feedstock of heavy gas oils and residual fuel oils. The increased operating rate allows a greater percentage of the refinery's yield to be sold as higher value gasoline.

        HOVIC also has initiated a program to increase the use of advanced computer controls for maximizing operational performance of its processing units. Advanced computer controls were installed on the fluid catalytic cracking unit during 1996 and will be installed on most of the refinery's other units over the next two years.

        The Virgin Islands refinery is capable of manufacturing California Air Resources Board (CARB) gasoline and CARB diesel fuel, which are required in California, and the new .05% sulfur European diesel fuel. Several cargoes of CARB gasoline and CARB diesel fuel were shipped to California during 1996.

        The Corporation has received a modified air permit from the New Jersey Environmental Protection Agency to operate its fluid catalytic cracking unit at Port Reading at rates up to 62,000 barrels per day. The unit operated at an average rate of 58,000 barrels per day in 1996 compared with an average rate of 54,000 barrels per day in 1995. Late in 1996, the unit's operating rate reached a level of 60,000 barrels per day.

        Refinery runs averaged 396,000 barrels per day in 1996 compared with 377,000 barrels per day in 1995.


The deepwater harbor
and strategic location of
the Virgin Islands refinery                                       [Photo of the
permit the unloading of                                          Virgin Islands
VLCC's carrying crude oil                                             Refinery]
and the loading of
products that can be
shipped worldwide.

MARKETING Amerada Hess is introducing a new marketing concept in its HESS retail operations with the objective of becoming the leading independent retail gasoline marketer in its market areas. HESS retail sites will offer more services and products to consumers, including branded "fast food", a proprietary gourmet coffee and an enlarged beverage fountain program as a first stage. The program is designed to make these sites a primary consumer destination and maximize returns from this business. Three new stations incorporating this concept are expected to be opened in Florida in the second quarter of 1997, with others to follow later in the year. Many existing stations will be rebuilt and others will be modified to offer additional services and products.

         Amerada Hess also is seeking to increase the number of HESS gasoline stations in areas in which it has a significant market presence or in which such a presence can be established. New stations will be built and others will be upgraded. The upgrading program includes modernized signage, improved lighting and state-of-the-art dispensers with the capability to permit consumers to pay at the pump. Marginal gasoline stations are being traded, sold or closed.

         Amerada Hess is continuing its program of establishing relationships with branded retailers in order to increase the volume of gasoline marketed under the HESS brand name without requiring significant additional capital expenditures. At year-end 1996, Amerada Hess had existing agreements covering more than thirty HESS gasoline stations.

         The Corporation has been entering into throughput agreements with other oil companies to provide storage at HESS terminals along the East Coast of the United States. The Corporation's goal is to become the leading independent terminal operator on the East Coast of the United States by providing the same high quality terminalling service to others as it traditionally has provided for its marketing operations.

        Product sales averaged 495,000 barrels per day in 1996 compared with 487,000 barrels per day in 1995. The increase resulted from higher distillate sales during the winter of 1996, which was much colder than normal.


                                                        The number of
                                                        HESS retail outlets
[Photo of a                                             is being increased
HESS retail                                             and facilities are
outlet]                                                 being upgraded
                                                        to offer state-of-
                                                        the-art services.

                                                           Photo of HESS STATION
                                                                        New York

FINANCIAL REVIEW
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

Management's Discussion and Analysis of Results of Operations and Financial Condition

Consolidated Results of Operations

Net income for 1996 amounted to $660 million ($7.09 per share), compared with a net loss of $394 million ($4.24 per share) in 1995 and net income of $74 million ($.79 per share) in 1994.

The results by major operating activity for 1996, 1995 and 1994 are summarized below (in millions):

------------------------------------------------------------------
                                          1996    1995(*)   1994(*)
------------------------------------------------------------------
Exploration and production               $ 210     $ 129     $ 121
Refining, marketing and shipping           181         9       135
Corporate                                  (19)      (10)      (32)
Interest                                  (136)     (193)     (191)
------------------------------------------------------------------
Income (loss) excluding special items      236       (65)       33
  Special items                            424      (329)       41
------------------------------------------------------------------
Net income (loss)                        $ 660     $(394)    $  74
==================================================================

(*)Restated to conform with current period presentation.

Special Items

Special items in 1996, 1995 and 1994 are summarized below (in millions):

------------------------------------------------------------------------------------------
                                                                  Refining,
                                                Exploration       Marketing
                                                        and             and
                                      Total      Production        Shipping      Corporate
------------------------------------------------------------------------------------------
1996
Gain on asset sales                   $ 421           $ 421           $  --           $ --
Litigation settlement                    25              25              --             --
Asset write-downs                       (22)            (22)             --             --
------------------------------------------------------------------------------------------
  Total                               $ 424           $ 424           $  --           $ --
==========================================================================================

1995
FAS No. 121 asset impairment          $(416)          $ (69)          $(347)          $ --
Gain on asset sales                      68              40               3             25
Tax refund                               44              44              --             --
Insurance recovery                        8               8              --             --
Hurricane Marilyn costs                 (19)             --             (19)            --
Staff-reduction costs                   (14)             --              --            (14)
------------------------------------------------------------------------------------------
  Total                               $(329)          $  23           $(363)          $ 11
==========================================================================================

1994
Gain on asset sales                   $  41           $  41           $  --           $ --
==========================================================================================

The net gain on asset sales in 1996 of $421 million ($4.52 per share) reflects the sale of the Corporation's Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets. Proceeds from asset sales amounted to approximately $1 billion and enabled the Corporation to significantly reduce debt. The 1996 asset sales are more fully described in Note 2 to the financial statements. The other special items include income from the settlement of litigation on the right to drill certain South Atlantic leases acquired in 1981 and a charge principally to reduce the carrying values of certain United States undeveloped leases.

Special items in 1995 included an after-tax charge of $416 million ($4.47 per share) resulting from the adoption of Financial Accounting Standard (FAS) No. 121 on asset impairment. This non-cash charge to earnings related primarily to the Corporation's Port Reading refinery, United States flag vessels and certain domestic exploration and production properties. The 1995 results also included net gains from asset sales, principally United States pipeline and gathering assets and an interest in an undeveloped United Kingdom natural gas field.

Gains on asset sales, the litigation settlement and tax refund (including interest) are reflected in non-operating revenues in the income statement. Hurricane-related costs and staff-reduction costs are included in operating expenses and selling, general and administrative expenses, respectively.

The Corporation is reengineering its financial functions and installing new systems and software. Project costs in 1996 approximated $20 million, with comparable annual costs anticipated through mid-1998. These costs are included in selling, general and administrative expenses. The Corporation expects to benefit from this project beginning in 1998.

Comparison Of Results

Exploration and Production: Excluding special items, exploration and production earnings increased by $81 million in 1996, primarily due to higher average worldwide crude oil selling prices and increased United States natural gas prices. The increase in earnings in 1995 was $8 million, reflecting higher crude oil selling prices and volumes, offset by increased exploration expenses. The Corporation's average selling prices, including the effects of hedging, were as follows:

----------------------------------------------------------------------------
                                        1996            1995            1994
----------------------------------------------------------------------------
Crude oil and natural gas
  liquids (per barrel)
    United States                     $16.49          $15.82          $15.43
    Foreign                            20.18           16.95           15.91
Natural gas (per Mcf)
    United States(*)                    2.43            1.70            1.91
    Foreign                             1.93            1.60            1.75
============================================================================

(*)Includes sales of purchased gas.

The increase in the United States crude oil selling price indicated above does not fully reflect the increase in market prices in 1996, because hedge positions limited the effect of rising prices. Hedge positions in 1995 and 1994 had positive effects on the Corporation's selling prices. The increase in the average foreign natural gas price in 1996 reflects the change in the Corporation's sales mix, as lower value Canadian natural gas was eliminated by the sale of the Canadian operations in April. The selling price of natural gas in the United Kingdom was comparable in 1996 and 1995.

The Corporation's net daily worldwide production was as follows:

------------------------------------------------------------------------------
                                        1996             1995             1994
------------------------------------------------------------------------------
Crude oil and natural gas
  liquids (barrels per day)
    United States                     50,125           63,006           67,602
    Foreign                          186,672          197,454          182,918
------------------------------------------------------------------------------
      Total                          236,797          260,460          250,520
------------------------------------------------------------------------------
Natural gas (Mcf per day)
    United States                    337,653          401,581          427,103
    Foreign                          347,013          482,550          419,015
------------------------------------------------------------------------------
      Total                          684,666          884,131          846,118
==============================================================================

      United States crude oil and natural gas production was lower, principally reflecting asset sales in 1996 and natural decline in 1995. The reduction in foreign crude oil production in 1996 largely reflects the sales of the Canadian and Abu Dhabi operations. Production in the United Kingdom in 1996 was comparable to 1995, as new production substantially offset the decline in existing fields and sales of non-core fields. The overall increase in foreign crude oil production in 1995 was due to higher United Kingdom production, principally from the Fife Field. The 1996 decline in foreign natural gas production was due to the sale of operations in Canada.

      Depreciation, depletion, amortization and lease impairment charges were lower in 1996 reflecting decreased production volumes (primarily due to asset sales), reduced asset carrying values and positive crude oil reserve revisions at the end of 1995. Depreciation and related charges in 1995 were also lower, principally due to lower production volumes in the United States. Exploration expenses were lower in 1996, primarily in the United Kingdom and Denmark. These areas were largely responsible for the increase in exploration expense in 1995. The effective income tax rate on exploration and production earnings continues to be higher than the United States statutory rate, due to special petroleum taxes on certain fields in the United Kingdom and in Norway.

      The Corporation's major program of exploration and production asset sales is complete. Oil and gas production in the short-term will be lower than pre-sale levels, however, the effect on the Corporation's earnings is not expected to be significant. New United States and foreign crude oil and natural gas developments will add to production in the future. The Corporation's exploration and production earnings are very sensitive to the selling prices of crude oil and natural gas and there is no assurance that current market prices will continue.

Refining, Marketing and Shipping: The results of refining, marketing and shipping operations amounted to income of $181 million in 1996, compared with income (excluding special items) of $9 million in 1995 and $135 million in 1994. The increase in 1996 was due to improved margins, particularly for distillates and residual fuel oils. Average selling prices for all refined products increased by approximately $4.00 per barrel, although the cost of crude oil also increased. Since the Corporation accounts for its inventories on the first-in, first-out and average cost methods, it tends to have higher earnings during periods of rising refined product prices and lower earnings during periods of falling prices. A substantial amount of the 1996 income was generated by a refining subsidiary, for which income taxes are not provided, due to available loss carryforwards. Refining and marketing industry conditions are extremely competitive and earnings will continue to be volatile.

      The decrease in refining, marketing and shipping earnings in 1995 was primarily due to lower margins on distillates and residual fuel oils reflecting the relatively mild winter of 1994-1995, although gasoline margins improved somewhat during the year.

      Total refined product sales volumes amounted to 181 million barrels in 1996, 178 million barrels in 1995 and 171 million barrels in 1994. The fluid catalytic cracking unit in the Virgin Islands operated at the rate of 100,000 barrels per day in 1996, in spite of being shutdown for scheduled maintenance for more than a month. The current operating rate is approximately 125,000 barrels per day.

      The Corporation has indicated that it will consider joint venture alternatives that involve some or all of its refining and marketing operations.

Corporate: Excluding special items, net corporate expenses were $19 million in 1996, $10 million in 1995 and $32 million in 1994. The variance in each year is principally due to the impact of foreign source earnings on the provision for United States income taxes. Prior to 1996, corporate expenses were reduced by the operating earnings of crude oil gathering and pipeline operations that were sold at the end of 1995.

Interest: After-tax interest expense decreased by 30% in 1996, reflecting the use of the proceeds from asset sales and cash flow from operations to reduce debt. Assuming no increase in interest rates, interest expense is expected to be lower in 1997.

Consolidated Operating Revenues

Sales and other operating revenues amounted to $8,272 million in 1996, an increase of $970 million, or 13%, from 1995. The increase was primarily due to the higher selling prices of refined products, particularly distillates and residual fuel oils. Also contributing to the increase were higher average crude oil and natural gas selling prices and higher sales volumes of purchased natural gas. Sales and other operating revenues increased by 11% in 1995 compared with 1994, reflecting higher gasoline selling prices and sales volumes and increased foreign crude oil production and selling prices.

Liquidity And Capital Resources

Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $808 million in 1996 compared with $1,241 million in 1995 and $957 million in 1994. The decrease in 1996 was primarily due to changes in working capital items, particularly inventories. In 1996, the Corporation generated proceeds from asset sales of approximately $1 billion, principally from the sale of its Canadian operations and certain United States producing properties. The major program of asset sales, which contributed significantly to the Corporation's liquidity and ability to reduce debt in 1996, has been completed. The increase in cash provided by operating activities in 1995 was due to changes in working capital components.

      Total debt was $1,939 million at December 31, 1996 compared with $2,718 million at December 31, 1995. The debt to total capitalization ratio decreased to 36.4% from 50.5% at year-end 1995. In 1996 and 1995, the Corporation sold forward crude oil production of $101 million and $151 million, respectively, which reduced debt at the end of each year. At December 31, 1996, floating rate debt amounted to 34% of total debt. The Corporation had borrowing capacity available under existing revolving credit agreements of $1,628 million and additional unused lines of credit under uncommitted arrangements with banks of $345 million. The existing borrowing arrangements, including restrictive covenants, are more fully described in Note 6 to the financial statements.

      In August 1996, the Corporation announced a stock repurchase program of up to $250 million. As of year end, 154,700 shares had been purchased at a cost of approximately $9 million.

      The Corporation uses futures, forwards, options and swaps to reduce the effects of fluctuations in the prices of crude oil, natural gas and refined products. These instruments are used to set the selling and purchase prices of crude oil, natural gas and refined products and the related gains or losses are an integral part of the Corporation's selling prices and costs. At December 31, 1996, the Corporation had open hedge positions equal to 8% of its estimated 1997 worldwide crude oil production. In certain circumstances, hedge counterparties may elect to purchase up to an additional 1% of 1997 production. The Corporation also had open contracts equal to 19% of its estimated 1997 United States natural gas production and approximately 2% of its production for the succeeding twelve months. The Corporation had hedges covering 12% of its refining and marketing inventories and had additional short positions, principally crack spreads, approximating 4% of refined products to be manufactured in the next twelve months. As market conditions change, the Corporation will adjust its hedging positions.

      The Corporation also hedges a portion of its exposure to fluctuating foreign exchange rates, principally the Pound Sterling. Generally, these exchange rates are fixed by selling currency forward to correspond with crude oil sales commitments. See Note 12 to the financial statements for additional information on the Corporation's hedging activities.

      The Corporation conducts foreign exploration and production activities, principally in the United Kingdom, Norway, Denmark, Gabon, Indonesia and Thailand, and intends to increase its exploration activities in other international areas. Therefore, the Corporation is subject to business risks associated with foreign operations. Such exposures include the effect of currency risks on the financial statements. However, the effect of foreign currency translation on the Corporation's earnings and stockholders' equity has not been material and has not affected the Corporation's liquidity or ability to raise capital.

Capital Expenditures

The following table summarizes the Corporation's capital expenditures in 1996, 1995 and 1994 (in millions):

----------------------------------------------------------------------------
                                            1996          1995          1994
----------------------------------------------------------------------------
Exploration and production
  Exploration                               $236          $245          $196
  Development                                512           377           333
  Oil and gas reserve acquisitions            40             4             3
----------------------------------------------------------------------------
                                             788           626           532
Refining, marketing and other                 73            66            64
----------------------------------------------------------------------------
    Total                                   $861          $692          $596
============================================================================

      The increase in development costs in 1996 was due primarily to oil and gas projects in the North Sea, including expenditures on the producing fields Scott and Valhall and the new developments Durward/Dauntless and Schiehallion. The purchase of oil and gas reserves in 1996 reflects the acquisition of an interest in the Jabung Production Sharing Contract in Indonesia. This acquisition includes proved reserves, which are in the process of being developed, and exploration prospects. Excluding possible reserve acquisitions, capital expenditures in 1997 are expected to be approximately $1 billion and will be financed principally by internally generated funds.

Environment, Health And Safety

The Corporation's awareness of its environmental responsibilities and environmental regulations at the federal, state and local levels have led to programs requiring higher operating costs and capital investments by the Corporation. The Corporation believes that it has made the necessary expenditures to comply with current laws and that it is well positioned to meet currently proposed regulations.

      The Corporation continues to focus on energy conservation, pollution control and waste minimization and treatment. There are also programs for compliance evaluation, facility auditing and employee training to monitor operational activities and to prevent conditions that might threaten the environment.

      The Corporation produces gasolines that meet the current requirements for oxygenated and reformulated gasolines of the Clean Air Act of 1990. Reformulated gasolines decrease emissions of volatile and toxic organic compounds. The Corporation's production of reformulated gasolines from the Virgin Islands and Port Reading facilities exceeds the total requirements of its gasoline stations. Furthermore, the Corporation can meet the more restrictive requirements for reformulated gasolines that take effect in 1998. The Corporation's Virgin Islands refinery can also produce gasolines that comply with the requirements for reformulated gasolines that begin in 2000. This refinery has desulfurization capabilities enabling it to produce low-sulfur diesel fuel that meets the requirements of the Clean Air Act. The Corporation can also produce gasolines that meet the requirements of the California Air Resources Board.

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

      The Corporation expended $13 million in 1996, $15 million in 1995 and $16 million in 1994 for remediation, mostly in its refining and marketing activity. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $7 million in 1996, $15 million in 1995 and $8 million in 1994.

Dividends

Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 1996 and 1995.

Stock Market Information

The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 1996 and 1995 were as follows:

----------------------------------------------------------------------------
                               1996                            1995
                      ----------------------          ----------------------
Quarter Ended          High             Low            High             Low
----------------------------------------------------------------------------
March 31              55-3/4          50-3/4          50-1/2          43-3/4
June 30               59-7/8          52-1/8          53-1/8          47-1/2
September 30          54-5/8          47-1/2          51-3/4          45-3/4
December 31           60-1/2          52-1/2          53-5/8          43-1/4
============================================================================

QUARTERLY FINANCIAL DATA

Quarterly results of operations for the years ended December 31, 1996 and 1995 follow (millions of dollars, except per share data):

----------------------------------------------------------------------------------------------------------
                                                Income
                  Sales                         (loss)                                                 Net
              and other                      excluding                                Net           income
              operating           Gross        special         Special             income           (loss)
Quarter        revenues       profit(a)          items           items             (loss)        per share
----------------------------------------------------------------------------------------------------------
1996
  First          $2,215          $  368          $  66           $  --              $  66           $  .71
  Second          2,095             314             26             350 (b)            376             4.04
  Third           1,746             295             27              71 (b)             98             1.05
  Fourth          2,216             443            117               3 (c)            120             1.29
----------------------------------------------------------------------------------------------------------
    Total        $8,272          $1,420          $ 236           $ 424              $ 660           $ 7.09
==========================================================================================================
1995
  First          $1,892          $  310          $ (19)          $  44 (d)          $  25           $  .27
  Second          1,773             294            (40)             --                (40)            (.43)
  Third           1,642             223            (79)            (25)(e)           (104)           (1.13)
  Fourth          1,995             362             73            (348)(f)           (275)           (2.95)
----------------------------------------------------------------------------------------------------------
    Total        $7,302          $1,189          $ (65)          $(329)             $(394)          $(4.24)
==========================================================================================================

(a) Gross profit represents sales and other operating revenues less cost of products sold and operating expenses and depreciation, depletion, amortization and lease impairment.

(b)   Represents net gains on asset sales.

(c) Includes income of $25 million from the settlement of litigation on the right to drill certain South Atlantic leases and a charge of $22 million principally to reduce the carrying values of certain undeveloped leases.

(d)   Reflects the refund of windfall profits taxes and related interest.

(e) Includes net charges of $14 million and $19 million for costs associated with staff reductions and Hurricane Marilyn, respectively. Also includes income of $8 million from an insurance recovery.

(f) Reflects an after-tax charge for asset impairment of $416 million resulting from the adoption of FAS No. 121 and a net gain on asset sales of $68 million.

      The results of operations for the periods reported herein should not be considered as indicative of future operating results.

CONSOLIDATED BALANCE SHEET
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------
                                                                                                   At December 31
                                                                                        --------------------------------
Thousands of dollars                                                                           1996                 1995
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                                                             $   112,522          $    56,071
  Accounts receivable
    Trade                                                                                   812,175              760,947
    Other                                                                                    35,954               37,384
  Inventories                                                                             1,272,312              838,770
  Other current assets                                                                      193,881              269,372
------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                  2,426,844            1,962,544
------------------------------------------------------------------------------------------------------------------------

Investments And Advances                                                                    218,573              185,522
------------------------------------------------------------------------------------------------------------------------

Property, Plant And Equipment
  Exploration and production                                                              8,233,445            9,392,184
  Refining                                                                                2,650,486            2,619,721
  Marketing                                                                                 883,555              882,610
  Shipping                                                                                  134,933              169,697
------------------------------------------------------------------------------------------------------------------------
    Total--at cost                                                                       11,902,419           13,064,212
  Less reserves for depreciation, depletion, amortization and lease impairment            6,995,136            7,694,496
------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment--net                                                    4,907,283            5,369,716
------------------------------------------------------------------------------------------------------------------------

Deferred Income Taxes And Other Assets                                                      231,781              238,588
------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                            $ 7,784,481          $ 7,756,370
========================================================================================================================

-----------------------------------------------------------------------------------------------------------
                                                                                     At December 31
                                                                          ---------------------------------
                                                                                 1996                  1995
-----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable--trade                                                 $   666,172           $   518,770
  Accrued liabilities                                                         501,369               500,629
  Deferred revenue                                                            103,031               151,416
  Taxes payable                                                               258,723               239,080
  Notes payable                                                                18,000                90,000
  Current maturities of long-term debt                                        189,685               104,685
-----------------------------------------------------------------------------------------------------------
    Total current liabilities                                               1,736,980             1,604,580
-----------------------------------------------------------------------------------------------------------

Long-term debt                                                              1,660,998             2,523,181
-----------------------------------------------------------------------------------------------------------

Capitalized lease obligations                                                  50,818                64,202
-----------------------------------------------------------------------------------------------------------

Deferred liabilities and credits
  Deferred income taxes                                                       616,900               602,792
  Other                                                                       335,154               301,219
-----------------------------------------------------------------------------------------------------------
    Total deferred liabilities and credits                                    952,054               904,011
-----------------------------------------------------------------------------------------------------------

Stockholders' Equity
  Preferred stock, par value $1.00
    Authorized--20,000,000 shares for issuance in series                           --                    --
  Common stock, par value $1.00
    Authorized--200,000,000 shares
    Issued--93,073,305 shares in 1996; 93,011,255 shares in 1995               93,073                93,011
  Capital in excess of par value                                              754,559               744,252
  Retained earnings                                                         2,613,920             2,017,064
  Equity adjustment from foreign currency translation                         (77,921)             (193,931)
-----------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                              3,383,631             2,660,396
-----------------------------------------------------------------------------------------------------------
Total Liabilities And Stockholders' Equity                                $ 7,784,481           $ 7,756,370
===========================================================================================================

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities.

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------
                                                                                  For the Years Ended December 31
                                                                       ----------------------------------------------------
Thousands of dollars, except per share data                                  1996                 1995                 1994
---------------------------------------------------------------------------------------------------------------------------
REVENUES
  Sales (excluding excise taxes) and other operating revenues          $8,272,186          $ 7,302,307           $6,601,984
  Non-operating revenues
    Asset sales                                                           529,271               96,010               41,657
    Other                                                                 128,254              126,472               55,152
---------------------------------------------------------------------------------------------------------------------------
      Total revenues                                                    8,929,711            7,524,789            6,698,793
---------------------------------------------------------------------------------------------------------------------------

Costs and Expenses
  Cost of products sold and operating expenses                          6,069,295            5,220,657            4,449,819
  Exploration expenses, including dry holes                               279,335              297,817              249,433
  Selling, general and administrative expenses                            618,429              634,271              590,647
  Interest expense                                                        165,501              247,465              245,149
  Depreciation, depletion, amortization and lease impairment              783,207              893,067              927,933
  Asset impairment                                                             --              584,161                   --
  Provision for income taxes                                              353,845               41,764              162,098
---------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                            8,269,612            7,919,202            6,625,079
---------------------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                                      $  660,099          $  (394,413)          $   73,714
---------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share                                            $     7.09          $     (4.24)          $      .79
===========================================================================================================================

STATEMENT OF CONSOLIDATED RETAINED EARNINGS

------------------------------------------------------------------------------------------------------------
                                                                  For the Years Ended December 31
                                                     -------------------------------------------------------
Thousands of dollars, except per share data                 1996                  1995                  1994
------------------------------------------------------------------------------------------------------------
Balance at Beginning of Year                         $ 2,017,064           $ 2,467,267           $ 2,449,325
  Net income (loss)                                      660,099              (394,413)               73,714
  Dividends declared--common stock
    ($.60 per share in 1996, 1995 and 1994)              (55,761)              (55,790)              (55,772)
  Common stock acquired and retired                       (7,482)                   --                    --
------------------------------------------------------------------------------------------------------------
Balance at End of Year                               $ 2,613,920           $ 2,017,064           $ 2,467,267
============================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
Amerada Hess Corporation and Consolidated Subsidiaries

-------------------------------------------------------------------------------------------------------------------
                                                                                For the Years Ended December 31
                                                                          -----------------------------------------
Thousands of dollars                                                             1996            1995          1994
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income (loss)                                                       $   660,099     $  (394,413)    $  73,714
  Adjustments to reconcile net income (loss) to net cash provided by operating activities
      Depreciation, depletion, amortization and lease impairment              783,207         893,067       927,933
      Asset impairment                                                             --         584,161            --
      Exploratory dry hole costs                                              164,601         178,883       152,971
      Pre-tax gain on asset sales                                            (529,271)        (96,010)      (41,657)
      Increase in accounts receivable                                         (66,452)       (226,790)      (15,927)
      (Increase) decrease in inventories                                     (434,206)        106,357       (90,258)
      Increase (decrease) in accounts payable, accrued liabilities and
        deferred revenue                                                      110,736         328,457      (191,282)
      Increase in taxes payable                                                32,623          67,229        62,437
      Changes in deferred income taxes and other                               86,384        (199,934)       79,087
-------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                             807,721       1,241,007       957,018
-------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
  Capital expenditures
    Exploration and production                                               (788,286)       (626,518)     (532,189)
    Refining, marketing and other                                             (72,339)        (65,593)      (64,095)
-------------------------------------------------------------------------------------------------------------------
        Total capital expenditures                                           (860,625)       (692,111)     (596,284)
  Proceeds from asset sales and other                                       1,037,073         177,344        72,804
  Investment in affiliate                                                          --         (31,552)           --
-------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities                   176,448        (546,319)     (523,480)
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
  Issuance (repayment) of notes                                               (72,046)         26,247       (54,153)
  Long-term borrowings                                                             --          25,000       289,843
  Repayment of long-term debt and capitalized lease obligations              (794,527)       (689,355)     (642,112)
  Cash dividends paid                                                         (55,746)        (55,788)      (55,711)
  Common stock acquired                                                        (8,236)             --            --
-------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                                (930,555)       (693,896)     (462,133)
-------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                                         2,837           2,144         2,095
-------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                           56,451           2,936       (26,500)
Cash and Cash Equivalents at Beginning of Year                                 56,071          53,135        79,635
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                  $   112,522     $    56,071     $  53,135
===================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CHANGES IN
COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------
                                                                       Common stock
                                                              -----------------------------          Capital in
                                                               Number of                              excess of
Thousands of dollars                                              shares             Amount           par value
---------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                                    92,586,855           $ 92,587           $ 725,443

  Distribution to trustee under executive incentive
    compensation and stock ownership plan (net)                  408,900                409              18,094
---------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                                  92,995,755             92,996             743,537

  Distribution to trustee under executive incentive
    compensation and stock ownership plan (net)                   15,500                 15                 715
---------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                                  93,011,255             93,011             744,252

  Distribution to trustee under executive incentive
    compensation and stock ownership plans (net)                 211,750                212              11,300
  Common stock acquired and retired                             (154,700)              (155)             (1,247)
  Employee stock options exercised                                 5,000                  5                 254
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                  93,073,305           $ 93,073           $ 754,559
===============================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

1. Summary of Significant Accounting Policies

Nature of Business: Amerada Hess Corporation and subsidiaries (the "Corporation") engage in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. These activities are conducted primarily in the United States, United Kingdom, Norway and Gabon. The Corporation also has oil and gas activities in Denmark, Indonesia, Thailand and other parts of the world. The Corporation also manufactures, purchases, transports and markets refined petroleum products. The Corporation's terminals and retail outlets are located principally on the East Coast of the United States.

      In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the Consolidated Balance Sheet and revenues and expenses in the Statement of Consolidated Income. Actual results could differ from those estimates. Estimates made by management include: oil and gas reserves, inventory valuations, pension liabilities, environmental obligations, depreciation, depletion and amortization, dismantlement and income taxes.

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

Inventories: Crude oil and refined product inventories are valued at the lower of cost or market value. Cost is determined on the first-in, first-out method for approximately 65% of the inventories and the average cost method for the remainder.

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

Depreciation, Depletion and Amortization: Depreciation, depletion and amortization of oil and gas production equipment, properties and wells are determined on the unit-of-production method based on estimated recoverable oil and gas reserves. Depreciation of refinery facilities is determined on the unit-of-production method based on estimated throughput volumes. Depreciation of all other plant and equipment is determined on the straight-line method based on estimated useful lives.

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

Employee Stock Options and Nonvested Common Stock Awards: The Corporation uses the intrinsic value method to account for employee stock options. Because the exercise prices of employee stock options equal or exceed the market price of the stock on the date of grant, the Corporation does not recognize compensation expense. The Corporation records compensation expense for nonvested common stock awards ratably over the vesting period.

Foreign Currency Translation: The local currency is the functional currency (primary currency in which business is conducted) for the Corporation's North Sea and Canadian operations. The Canadian operations were sold in April 1996. The U.S. dollar is the functional currency for other foreign operations. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity entitled "Equity adjustment from foreign currency translation." Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

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

2. Asset Sales

In 1996, the Corporation sold exploration and production assets resulting in a net gain of $421,150,000 ($4.52 per share). These sales included the Corporation's Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets. At the time the Canadian operations were sold, average production amounted to approximately 11,000 barrels of crude oil and natural gas liquids per day and 190,000 Mcf of natural gas per day. United States production was reduced by approximately 12,500 barrels of crude oil and natural gas liquids per day and 85,000 Mcf of natural gas per day due to asset sales. The effect of lower production on the Corporation's future earnings is not expected to be significant.

      In 1995, the Corporation sold a crude oil pipeline and gathering system in the southeastern United States, an interest in an undeveloped United Kingdom natural gas field and various other assets. The net gain from asset sales in 1995 was approximately $68,100,000 ($.73 per share). In 1994, the Corporation also sold an interest in a United Kingdom natural gas field for a net gain of $41,200,000 ($.44 per share).

3. 1995 Asset Impairment

As required by Statement of Financial Accounting Standards (FAS) No. 121, the Corporation recorded losses on long-lived assets where events or circumstances indicated that the assets were impaired. The impairment charge was the difference between the carrying value and the estimated fair value of the assets. The Corporation estimated fair values based on sales prices for comparable assets or discounted future cash flows.

The total impairment of long-lived assets and a long-term operating lease was $584,161,000 ($415,542,000 after income taxes). Of the after-tax amount, $346,396,000 related to refining, marketing and shipping operations, principally for a refining facility and ocean going vessels. The remainder related to oil and gas producing properties.

4. Inventories

Inventories at December 31 are as follows:

-------------------------------------------------------------------------
Thousands of dollars                               1996              1995
-------------------------------------------------------------------------
Crude oil and other charge stocks            $  441,071          $240,425
Refined and other finished products             734,141           492,613
-------------------------------------------------------------------------
                                              1,175,212           733,038
Materials and supplies                           97,100           105,732
-------------------------------------------------------------------------
  Total                                      $1,272,312          $838,770
=========================================================================

5. Short-Term Notes Payable and Related Lines of Credit

Short-term notes payable to banks at December 31, 1996 amount to $18,000,000 compared to $90,000,000 at December 31, 1995. The weighted average interest rates on these borrowings were 7.5% and 6.4% at December 31, 1996 and 1995, respectively. At December 31, 1996, the Corporation has unused lines of credit under uncommitted arrangements with several banks aggregating approximately $345,000,000. No compensating balances or fees are required for such lines of credit.

6. Long-Term Debt

Long-term debt at December 31 consists of the following:

--------------------------------------------------------------------------------
Thousands of dollars                                    1996                1995
--------------------------------------------------------------------------------
6.1% Marine Terminal Revenue Bonds--
  Series 1994--City of Valdez, Alaska,
  due 2024                                        $   20,000          $   20,000
Pollution Control Revenue Bonds with
  sinking fund requirements, weighted
  average rate 6.6%, due through 2022                 52,574              52,557
Fixed rate notes, payable principally to
  insurance companies, weighted
  average rate 8.7%, due through 2014              1,202,100           1,285,491
Revolving Credit Agreement with banks,
  weighted average rate 5.6%, due 1999               396,609             760,928
Revolving Credit Agreement with banks,
  weighted average rate 6.4%, due
  through 2002                                       175,000             414,090
Revolving Credit Agreement of
  Canadian subsidiary*                                    --              90,000
Other loans, at 8.0%, due 2007                         4,400               4,800
--------------------------------------------------------------------------------
                                                   1,850,683           2,627,866
Less amount included in current
  maturities                                         189,685             104,685
--------------------------------------------------------------------------------
    Total                                         $1,660,998          $2,523,181
================================================================================

*The Corporation's Canadian operations were sold in April 1996.

      The aggregate long-term debt maturing during the next five years is as follows (in thousands): 1997--$189,685 (included in current liabilities); 1998--$84,686; 1999--$536,294; 2000--$400 and 2001--$45,400.

      The Corporation's long-term debt agreements contain various restrictions and conditions, including the requirement to maintain a ratio of current assets to current liabilities of not less than 1 to 1. There are also limitations on total borrowings under the agreements. In addition, the cumulative amount of cash dividends and stock distributions (as defined), under the most restrictive covenant, may not exceed consolidated net income (as defined) subsequent to December 31, 1990, plus $600,000,000. At December 31, 1996, the ratio of current assets to current liabilities is 1.4 to 1 and the Corporation has additional allowable borrowing capacity for the construction or acquisition of assets of $1,628,000,000. Retained earnings free of restrictions at December 31, 1996 amount to $763,000,000.

      At December 31, 1996, the Corporation has a Revolving Credit Agreement with banks aggregating $1,400,000,000 ($396,609,000 outstanding at December 31, 1996), which is due to be repaid in 1999. Borrowings bear interest based on various money market rates chosen by the Corporation. Commitment fees of .2% per annum are payable on the unused portion of the credit lines.

      A wholly-owned subsidiary of the Corporation operating in the United Kingdom has a multi-currency Revolving Credit Agreement with banks aggregating $800,000,000 ($175,000,000 outstanding at December 31, 1996), which declines each year from 1999 through 2002. Borrowings bear interest at .425% above the London Interbank Offered Rate (LIBOR). Commitment fees of .188% per annum are payable on the unused portion of the credit lines.

      The Corporation sold forward a portion of its crude oil production in 1996 and 1995 and used the proceeds to repay revolving credit debt. Accordingly, at December 31, 1996 and 1995, $101,028,000 and $151,073,000, respectively, is included in deferred revenue on the Consolidated Balance Sheet.

      The total amount of interest paid, principally on short-term and long-term debt, in 1996, 1995 and 1994 was $176,033,000, $254,760,000 and $248,595,000,
respectively.

7. Stockholders' Equity

In May 1996, the stockholders of the Corporation approved the 1995 Long-Term Incentive Plan (the "Plan"), which the Corporation's Board of Directors had approved in December 1995. The Plan authorizes the grant of 4,500,000 shares for various types of awards, including options, with a maximum of 1,000,000 shares authorized for nonvested common stock awards. Outstanding stock options generally vest one year from the date of grant; outstanding nonvested common stock generally vests three years from the date of grant. The Corporation also has an Executive Long-Term Incentive Compensation and Stock Ownership Plan, which expires in 1997.

   The Corporation's stock option activity in 1996 consisted of the following:

-------------------------------------------------------------------------------
                                                                      Weighted-
                                                                        average
                                                                 exercise price
Thousands, except per share data                       Options        per share
-------------------------------------------------------------------------------
Granted in 1995, approved in 1996                          863           $56.39
Granted in 1996                                            629            62.22
Exercised                                                   (5)           51.75
Forfeited                                                  (66)           56.39
-------------------------------------------------------------------------------
Outstanding at end of year                               1,421           $58.99
-------------------------------------------------------------------------------
Exercisable at end of year                                 792           $56.42
Weighted-average fair value of options granted
  Exercise price equals market price on
    grant date                                          $18.91
  Exercise price exceeds market price on
    grant date                                          $15.47
===============================================================================

      Exercise prices for employee stock options at December 31, 1996 ranged from $49.00 to $64.75 per share. The weighted-average remaining contractual life of employee stock options is 9.4 years.

      To comply with FAS No. 123, Accounting for Stock-Based Compensation, the Corporation used the Black-Scholes model to estimate the fair value of employee stock options for pro forma disclosure of net income and earnings per share as if the fair value method had been used. The Corporation used the following weighted-average assumptions in the Black-Scholes model: risk-free interest rate of 5.8%; dividend yield of 1.1%; expected stock price volatility of .213; and an expected life of seven years. In 1996, the Corporation's net income would have been reduced by approximately $7,700,000 and net income per share would have been reduced by $.08, if option expense were recorded using the fair value method.

      Total compensation expense in 1996 for nonvested common stock was $5,915,000. Awards of nonvested common stock were as follows:

-------------------------------------------------------------------
                                         Shares of        Weighted-
                                         nonvested          average
                                            common         price on
Thousands, except per share data     stock awarded    date of grant
-------------------------------------------------------------------
Granted in 1995, approved in 1996              203           $49.81
Granted in 1996                                 95            57.30
===================================================================

      At December 31, 1996 the number of common shares reserved for issuance is as follows:

---------------------------------------------------------------------
Future distributions under the following plans
  Executive Long-Term Incentive Compensation and
    Stock Ownership Plan                                      217,750
  1995 Long-Term Incentive Plan                             2,861,500
Stock options outstanding under the 1995 Long-Term
  Incentive Plan                                            1,421,000
Warrants*                                                   1,046,532
---------------------------------------------------------------------
      Total                                                 5,546,782
=====================================================================

*Issued in connection with an insurance company financing, exercisable through June 27, 2001 at $64.98 per share.

8. Foreign Currency Translation

Foreign currency exchange transactions reflected in net income (after income tax effect) amounted to gains of $1,813,000 in 1996 and $1,475,000 in 1995 and a loss of $931,000 in 1994.

      The equity adjustment from foreign currency translation, reflected as a component of stockholders' equity, changed by $116,010,000 in 1996 (including $33,541,000 from the sale of the Corporation's Canadian operations) and $10,240,000 in 1995. The cumulative translation adjustments at December 31 consist of:

-------------------------------------------------------------------------
Thousands of dollars                             1996                1995
-------------------------------------------------------------------------
Working capital                             $  32,754           $  42,281
Property, plant and equipment, net           (167,769)           (385,066)
Long-term debt                                 71,386              77,105
Deferred income taxes                         (39,539)             16,530
Other items                                    25,247              55,219
-------------------------------------------------------------------------
    Total                                   $ (77,921)          $(193,931)
=========================================================================

9. Pension Plans

The Corporation has noncontributory, defined benefit pension plans covering substantially all employees, except those covered by union pension plans. Retirement benefits are based on credited service and final average compensation. The Corporation's policy is to fund pension costs accrued, except where funding limitations are imposed under income tax regulations.

      Pension expense consisted of:

-------------------------------------------------------------------------------------
Thousands of dollars                       1996               1995               1994
-------------------------------------------------------------------------------------
Cost of benefits earned                $ 17,915           $ 27,270           $ 24,119
Accrued interest on projected
  benefit obligation                     29,961             26,149             24,080
Loss (return) on plan assets            (40,960)           (67,063)             9,326
Net amortization and deferral             8,558             39,707            (36,860)
-------------------------------------------------------------------------------------
    Total                              $ 15,474           $ 26,063           $ 20,665
=====================================================================================

      Plan assets include fixed income and equity securities, including investments in commingled funds. A summary of the funded status of the Corporation's pension plans at December 31 follows:

------------------------------------------------------------------------------------
Thousands of dollars                                        1996                1995
------------------------------------------------------------------------------------
Market value of plan assets                            $ 381,532           $ 343,782
Book reserves                                             47,517              53,347
------------------------------------------------------------------------------------
      Total assets and reserves                          429,049             397,129
------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
  Vested                                                 339,442             338,920
  Non-vested                                              13,355               3,849
------------------------------------------------------------------------------------
       Total                                             352,797             342,769
Effects of projected future salary increases              67,001              61,813
------------------------------------------------------------------------------------
Projected benefit obligation                             419,798             404,582
------------------------------------------------------------------------------------
Total assets and reserves in excess of (less
  than) projected benefit obligation                   $   9,251           $  (7,453)
====================================================================================
Components of assets and reserves in excess
  of (less than) projected benefit obligation
    Unrecognized prior service costs                   $ (11,601)          $  (5,569)
    Unrecognized net experience gains
      (losses)                                            19,464              (6,200)
    Unrecognized net transitional asset                    1,388               4,316
------------------------------------------------------------------------------------
      Total                                            $   9,251           $  (7,453)
====================================================================================

      The discount rate and assumed rate of future salary increases used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.5%, respectively, in 1996 and 7% and 5.5%, respectively, in 1995. The expected long-term rate of return on plan assets was 8.5% in 1996 and 1995.

      The Corporation has a nonqualified supplemental pension plan covering certain employees, which provides for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plan if it were not for limitations imposed by income tax regulations. The projected benefit obligation related to this unfunded plan totaled $29,562,000 at December 31, 1996 and $21,330,000 at December 31, 1995. Pension expense for the plan was $3,970,000 in 1996, $3,706,000 in 1995 and $3,871,000 in 1994. At December 31, 1996, the
Corporation has accrued $16,252,000 for this plan.

10. Provision for Income Taxes

The provision for income taxes consisted of:

--------------------------------------------------------------------------------
Thousands of dollars                1996                1995                1994
--------------------------------------------------------------------------------
United States Federal
  Current                      $  20,156           $   4,411           $    (350)
  Deferred                         6,528            (190,512)            (39,948)(a)
State                              4,904               2,796               1,666
--------------------------------------------------------------------------------
                                  31,588            (183,305)            (38,632)
--------------------------------------------------------------------------------
Foreign
  Current                        285,302             190,609             131,107
  Deferred                        36,955              34,460              69,623
--------------------------------------------------------------------------------
                                 322,257             225,069             200,730
--------------------------------------------------------------------------------
    Total                      $ 353,845           $  41,764           $ 162,098
================================================================================

(a) Includes benefit of operating loss of $43,121.

      Income (loss) before income taxes consisted of the following:

-------------------------------------------------------------------------------
Thousands of dollars                1996               1995                1994
-------------------------------------------------------------------------------
United States                 $   55,678          $(656,190)          $(170,813)
Foreign*                         958,266            303,541             406,625
-------------------------------------------------------------------------------
Total                         $1,013,944          $(352,649)          $ 235,812
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

      Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

-------------------------------------------------------------------------
Thousands of dollars                             1996                1995
-------------------------------------------------------------------------
Deferred tax liabilities
  Fixed assets                              $ 405,617           $ 388,994
  Foreign petroleum taxes                     316,942             239,218
  Other                                        50,823              74,551
-------------------------------------------------------------------------
    Total deferred tax liabilities            773,382             702,763
-------------------------------------------------------------------------
Deferred tax assets
  Accrued liabilities                         152,323             169,250
  Net operating and other loss
    carryforwards                             396,872             400,839
  Tax credit carryforwards                    124,455             104,516
  Other                                        18,390              17,636
-------------------------------------------------------------------------
    Total deferred tax assets                 692,040             692,241
  Valuation allowance                        (271,213)           (325,739)
-------------------------------------------------------------------------
    Net deferred tax assets                   420,827             366,502
-------------------------------------------------------------------------
    Net deferred tax liabilities            $ 352,555           $ 336,261
=========================================================================

      The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:

-----------------------------------------------------------------------------------
                                           1996              1995              1994
-----------------------------------------------------------------------------------
United States statutory rate               35.0%            (35.0)%            35.0%
Effect of foreign operations,
  including foreign tax credits             (.6)             46.7              33.4
State income taxes, net of
  Federal income tax benefit                 .3                .5                .5
Alternative minimum tax                      --                --              (1.8)
Tax credits                                 (.1)              (.6)               --
Other                                        .3                .2               1.6
-----------------------------------------------------------------------------------
    Total                                  34.9%             11.8%             68.7%
===================================================================================

      The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $1.2 billion at December 31, 1996, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $200 million would have been required.

      For income tax reporting at December 31, 1996, the Corporation has general business credit carryforwards of approximately $20 million, expiring in 1999 through 2001. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $90 million, which can be carried forward indefinitely. A refining subsidiary of the Corporation has a net operating loss carryforward of approximately $880 million, expiring through 2011, and a foreign exploration and production subsidiary has a $60 million loss carryforward.

      Income taxes paid (net of refunds) in 1996, 1995 and 1994 amounted to $294,905,000, $101,066,000 and $66,569,000, respectively.

11. Net Income Per Share

Net income per share was computed on the weighted average number of shares of common stock and common stock equivalents outstanding during each year (93,110,496 shares in 1996, 93,001,601 shares in 1995 and 92,968,993 shares in
1994). Such weighted average number of shares reflects the exercise of outstanding stock options to the extent dilutive.

12. Financial Instruments and Hedging Activities

The Corporation uses futures, forwards, options and swaps, individually or in combinations, to reduce the effects of fluctuations in crude oil, natural gas and refined product prices. In addition, the Corporation has used interest rate conversion agreements to fix the interest rates on a portion of its long-term, floating-rate debt. Foreign currency contracts are used to protect the Corporation from fluctuations in exchange rates.

Commodity Hedging: At December 31, 1996, the Corporation's hedging activities included commodity and financial contracts maturing mostly through 1997, covering 17,200,000 barrels of crude oil and refined products (92,200,000 barrels in 1995) and 24,300,000 Mcf of natural gas (38,900,000 Mcf in 1995). Of the crude oil and refined product hedges, 6,900,000 barrels related to exploration and production activities (48,500,000 barrels in 1995), and the remainder related to refining and marketing operations.

      The Corporation produced 87,000,000 barrels of crude oil and natural gas liquids and 251,000,000 Mcf of natural gas in 1996, and had approximately 44,000,000 barrels of crude oil and refined products in its refining and marketing inventories at December 31, 1996. Since the contracts described above are designated as hedges and correlate to price movements of crude oil, natural gas and refined products, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. Net unrealized hedging losses were $11,600,000 at December 31, 1996 and $34,000,000 at December 31, 1995. Deferred gains or losses related to anticipated transactions are not material.

Financial Instruments: At December 31, 1996, the Corporation has no interest rate conversion agreements outstanding ($490,000,000 at December 31, 1995). The Corporation has $270,800,000 of notional value foreign currency forward and purchased option contracts maturing generally in 1997 ($430,000,000 at December 31, 1995) and $37,000,000 in letters of credit outstanding ($36,300,000 at December 31, 1995). Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

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

      The carrying amounts of the Corporation's financial instruments and commodity contracts, including those used in the Corporation's hedging activities, generally approximate their fair values at December 31, except as follows:

-----------------------------------------------------------------------------------------------
                                              1996                                1995
                                  -------------------------           -------------------------
                                  Balance                             Balance
Millions of dollars,                Sheet              Fair             Sheet              Fair
asset (liability)                  Amount             Value            Amount             Value
-----------------------------------------------------------------------------------------------
Long-term, fixed-rate
  debt                            $(1,279)          $(1,379)          $(1,363)          $(1,528)
Interest rate conversion
  agreements                           --                --                --               (23)
Foreign currency
  exchange agreements
  and options                          --                18                --                (2)
===============================================================================================

      At times, the Corporation uses crude oil, natural gas and refined product futures, forwards, options and swaps for trading activities, which are not related to the hedging program discussed above. This activity and its results are not material.

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

13. Leased Assets

The Corporation and certain of its subsidiaries lease floating production systems, tankers, gasoline stations, office space and other assets for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. At December 31, 1996, the Corporation had net capital lease assets of $85,516,000, representing natural gas production and transportation facilities in the United Kingdom, which are included in property, plant and equipment in the Consolidated Balance Sheet.

      At December 31, 1996, future minimum rental payments applicable to capital and noncancelable operating leases (other than oil and gas leases) are as follows:

--------------------------------------------------------------------
                                          Operating          Capital
Thousands of dollars                         Leases           Leases
--------------------------------------------------------------------
1997                                     $  165,415          $22,991
1998                                        117,450           24,516
1999                                        101,094           28,658
2000                                         98,102               --
2001                                         83,308               --
Remaining years                             437,579               --
--------------------------------------------------------------------
Total minimum lease payments              1,002,948           76,165
Less: Imputed interest                           --            5,560
      Income from subleases                  16,615               --
--------------------------------------------------------------------
Net minimum lease payments               $  986,333          $70,605
====================================================================
Capitalized lease obligations--
  Current                                                    $19,787
  Long-term                                                   50,818
--------------------------------------------------------------------
  Total                                                      $70,605
====================================================================

      Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:

--------------------------------------------------------------------------------
Thousands of dollars                    1996              1995              1994
--------------------------------------------------------------------------------
Total rental expense                $185,669          $179,255          $164,395
Less income from subleases             5,264             1,748             3,443
--------------------------------------------------------------------------------
  Net rental expense                $180,405          $177,507          $160,952
================================================================================

14. Information on Major Operating Activities

Financial data by major geographic area for each of the three years ended December 31, 1996 follow:

-------------------------------------------------------------------------------
                                                                        Consol-
Millions of dollars          United States(a)     Europe    Other     idated(b)
-------------------------------------------------------------------------------
1996
  Operating revenues
    Unaffiliated customers            $ 6,589     $1,568    $ 115       $ 8,272
    Intergeographic
      transfers                            --         --      104
  Operating profit(c)                     123        451       77           651
  Gain on asset sales                     196         56      277           529
  Identifiable assets                   5,046      2,502      236         7,784
  Net assets                            2,054      1,038      292         3,384
===============================================================================

1995
  Operating revenues
    Unaffiliated customers            $ 5,750     $1,320    $ 232       $ 7,302
    Intergeographic
      transfers                            --         71       96
  Operating profit (loss)(c)             (611)       286      124          (201)
  Gain (loss) on asset sales               75         23       (2)           96
  Identifiable assets                   4,804      2,308      644         7,756
  Net assets                            1,236        869      555         2,660
===============================================================================

1994
  Operating revenues
    Unaffiliated customers            $ 5,437     $  907    $ 258       $ 6,602
    Intergeographic
      transfers                            --        247       77
  Operating profit(c)                      66        261      112           439
  Gain on asset sales                      --         42       --            42
  Identifiable assets                   5,293      2,316      729         8,338
  Net assets                            1,804        796      500         3,100
===============================================================================

(a)   Includes U.S. Virgin Islands and shipping operations.

(b) After elimination of transactions between affiliates, which are valued at approximate market prices.

(c)   Excludes asset sales.

The following table presents financial data by major operating activity for each of the three years ended December 31, 1996 (with prior years restated to conform with current year presentation):

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Exploration and    Refining, Marketing
Millions of dollars                                              Production           and Shipping      Corporate    Consolidated(a)
-----------------------------------------------------------------------------------------------------------------------------------
1996
  Operating revenues
    Total operating revenues                                        $ 3,166               $ 5,283           $   2
    Less: Transfers between affiliates                                  177                     1               1
-----------------------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers                  $ 2,989               $ 5,282           $   1           $ 8,272
===================================================================================================================================
  Operating profit (loss)(b)                                        $   523               $   174           $ (46)          $   651
  Gain on asset sales                                                   529                    --              --               529
  Interest expense                                                       --                    --            (166)             (166)
  (Provision) benefit for income taxes                                 (418)                    7              57              (354)
-----------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                               $   634               $   181           $(155)          $   660
===================================================================================================================================
  Depreciation, depletion, amortization and lease impairment        $   656               $   125           $   2           $   783
  Identifiable assets                                                 3,600                 3,802             382             7,784
  Capital expenditures                                                  788                    68               5               861
===================================================================================================================================

1995
  Operating revenues
    Total operating revenues                                        $ 2,888               $ 4,528           $ 197
    Less: Transfers between affiliates                                  245                     2              64
-----------------------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers                  $ 2,643               $ 4,526           $ 133           $ 7,302
===================================================================================================================================
  Operating profit (loss)(b)                                        $   351               $  (514)          $ (38)          $  (201)
  Gain on asset sales                                                    51                     7              38                96
  Interest expense                                                       --                    --            (247)             (247)
  (Provision) benefit for income taxes                                 (250)                  153              55               (42)
-----------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                               $   152               $  (354)          $(192)          $  (394)
===================================================================================================================================
  Depreciation, depletion, amortization and lease impairment        $   724               $   164           $   5           $   893
  Asset impairment                                                      106                   478              --               584
  Identifiable assets                                                 3,920                 3,476             360             7,756
  Capital expenditures                                                  626                    63               3               692
===================================================================================================================================

1994
  Operating revenues
    Total operating revenues                                        $ 2,725               $ 4,181           $ 136
    Less: Transfers between affiliates                                  434                     3               3
-----------------------------------------------------------------------------------------------------------------------------------
    Operating revenues from unaffiliated customers                  $ 2,291               $ 4,178           $ 133           $ 6,602
===================================================================================================================================
  Operating profit (loss)(b)                                        $   334               $   129           $ (24)          $   439
  Gain on asset sales                                                    42                    --              --                42
  Interest expense                                                       --                    --            (245)             (245)
  (Provision) benefit for income taxes                                 (214)                    6              46              (162)
-----------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                               $   162               $   135           $(223)          $    74
===================================================================================================================================
  Depreciation, depletion, amortization and lease impairment        $   751               $   171           $   6           $   928
  Identifiable assets                                                 4,163                 3,987             188             8,338
  Capital expenditures                                                  532                    62               2               596
===================================================================================================================================

(a) After elimination of transactions between affiliates, which are valued at approximate market prices.

(b)   Excludes asset sales.

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

/s/ John B. Hess
----------------------------
John B. Hess
Chairman of the Board and
Chief Executive Officer

/s/ John Y. Schreyer
----------------------------
John Y. Schreyer
Executive Vice President and
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Amerada Hess Corporation

We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, retained earnings, changes in common stock and capital in excess of par value and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

      As discussed in Note 3 to the consolidated financial statements, in 1995 the Corporation adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.


/s/ Ernst & Young LLP
----------------------
Ernst & Young LLP

New York, NY
February 14, 1997

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

      During 1996, the Corporation sold its wholly-owned Canadian subsidiary, certain United States and United Kingdom producing properties and Abu Dhabi assets.

Costs Incurred In Oil and Gas Producing Activities

-------------------------------------------------------------------------------------------------------------------
                                                                     United                                   Other
For the Years Ended December 31 (Millions of dollars)    Total       States        Europe       Canada        Areas
-------------------------------------------------------------------------------------------------------------------
1996
  Property acquisitions                                  $ 70          $ 32          $  1          $--          $37
  Exploration                                             321           124           160           15           22
  Development                                             512           152           337           11           12

1995
  Property acquisitions                                  $ 48          $ 36          $  2          $ 8          $ 2
  Exploration                                             320           137           145           28           10
  Development                                             377           107           242           18           10

1994
  Property acquisitions                                  $ 21          $ 14          $ --          $ 5          $ 2
  Exploration                                             274           139            99           31            5
  Development                                             333           120           170           31           12
===================================================================================================================

Capitalized Costs Relating to Oil and Gas Producing Activities

-------------------------------------------------------------------------------------------------------------
At December 31 (Millions of dollars)                                                     1996            1995
-------------------------------------------------------------------------------------------------------------
Unproved properties                                                                    $  279          $  407
Proved properties                                                                       1,437           1,763
Wells, equipment and related facilities                                                 6,517           7,222
-------------------------------------------------------------------------------------------------------------
  Total costs                                                                           8,233           9,392
Less: Reserves for depreciation, depletion, amortization and lease impairment           5,364           6,128
-------------------------------------------------------------------------------------------------------------
  Net capitalized costs                                                                $2,869          $3,264
=============================================================================================================

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

Results of Operations for Oil and Gas Producing Activities

------------------------------------------------------------------------------------------------------------------------------
                                                                         United                                          Other
For the Years Ended December 31 (Millions of dollars)      Total         States            Europe        Canada          Areas
------------------------------------------------------------------------------------------------------------------------------
1996
  Sales and other operating revenues
    Unaffiliated customers                                $2,061          $ 474            $1,500          $ 55          $  32
    Inter-company                                            184            102                --             4             78
------------------------------------------------------------------------------------------------------------------------------
        Total revenues                                     2,245            576             1,500            59            110
------------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes             646            177               438            14             17
    Exploration expenses, including dry holes                280            129               120             7             24
    Other operating expenses                                 224             81               115             4             24
    Depreciation, depletion, amortization and
      lease impairment                                       656            209               409            16             22
    Provision for income taxes                               262             (6)              272             9            (13)
------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                           2,068            590             1,354            50             74
------------------------------------------------------------------------------------------------------------------------------
  Results of operations                                   $  177          $ (14)*          $  146          $  9          $  36
==============================================================================================================================

1995
  Sales and other operating revenues
    Unaffiliated customers                                $1,988          $ 540            $1,247          $148          $  53
    Inter-company                                            241            102                67             8             64
------------------------------------------------------------------------------------------------------------------------------
        Total revenues                                     2,229            642             1,314           156            117
------------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes             633            214               350            46             23
    Exploration expenses, including dry holes                298            113               151            24             10
    Other operating expenses                                 223             67               126            13             17
    Depreciation, depletion, amortization and
      lease impairment                                       724            229               415            48             32
    Asset impairment                                         106            106                --            --             --
    Provision for income taxes                               197            (30)              207            13              7
------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                           2,181            699             1,249           144             89
------------------------------------------------------------------------------------------------------------------------------
  Results of operations                                   $   48          $ (57)           $   65          $ 12          $  28
==============================================================================================================================

1994
  Sales and other operating revenues
    Unaffiliated customers                                $1,714          $ 603            $  879          $172          $  60
    Inter-company                                            385             98               237             2             48
------------------------------------------------------------------------------------------------------------------------------
        Total revenues                                     2,099            701             1,116           174            108
------------------------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Production expenses, including related taxes             607            224               318            47             18
    Exploration expenses, including dry holes                250            128                99            18              5
    Other operating expenses                                 187             70                92            11             14
    Depreciation, depletion, amortization and
      lease impairment                                       751            298               368            57             28
    Provision for income taxes                               200             (7)              167            22             18
------------------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                           1,995            713             1,044           155             83
------------------------------------------------------------------------------------------------------------------------------
    Results of operations                                 $  104          $ (12)           $   72          $ 19          $  25
==============================================================================================================================

*Includes a net charge of $22 million, principally to reduce the carrying values of certain undeveloped leases.

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

Oil and Gas Reserves

---------------------------------------------------------------------------------------------------------------------------------
                                                                            United                                          Other
                                                            Total           States            Europe         Canada         Areas
---------------------------------------------------------------------------------------------------------------------------------
Net Proved Developed and Undeveloped Reserves
  Crude Oil, Including Condensate and Natural
  Gas Liquids (Millions of barrels)
    At January 1, 1994                                        670              198               395             39            38
    Revisions of previous estimates                            49               13                35             (2)            3
    Extensions, discoveries and other additions                12                8                 2              2            --
    Purchases of minerals in-place                              8                4                --             --             4
    Sales of minerals in-place                                 (3)              --                (3)            --            --
    Production                                                (92)             (25)              (56)            (5)           (6)
---------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1994                                      644              198               373             34            39
    Revisions of previous estimates                            68               11                44             --            13
    Extensions, discoveries and other additions                95               30                61              3             1
    Sales of minerals in-place                                (17)             (11)               (4)            (2)           --
    Production                                                (95)             (23)              (62)            (4)           (6)
---------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1995                                      695              205               412             31            47
    Revisions of previous estimates                            13                6                 2             --             5
    Improved recovery                                           6                6                --             --            --
    Extensions, discoveries and other additions                45                5                40             --            --
    Purchases of minerals in-place                              4               --                --             --             4
    Sales of minerals in-place                                (98)             (33)               (8)           (30)          (27)
    Production                                                (87)             (18)              (63)            (1)           (5)
---------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1996                                      578              171               383             --            24
=================================================================================================================================

  Natural Gas (Millions of Mcf)
    At January 1, 1994                                      2,653              949             1,104            600            --
    Revisions of previous estimates                           142              105                38             (1)           --
    Extensions, discoveries and other additions               167              101                16             50            --
    Purchases of minerals in-place                              4                3                 1             --            --
    Sales of minerals in-place                                (76)              --               (76)            --            --
    Production                                               (309)            (156)              (85)           (68)           --
---------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1994                                    2,581            1,002               998            581            --
    Revisions of previous estimates                            53                6                57            (10)           --
    Extensions, discoveries and other additions               270              200                 7             10            53
    Sales of minerals in-place                               (100)             (23)              (38)           (39)           --
    Production                                               (323)            (147)              (97)           (79)           --
---------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1995                                    2,481            1,038               927            463            53
    Revisions of previous estimates                           108               34                74             --            --
    Improved recovery                                           3                3                --             --            --
    Extensions, discoveries and other additions                84               50                34             --            --
    Purchases of minerals in-place                             39                4                --             --            35
    Sales of minerals in-place                               (598)            (158)               --           (440)           --
    Production                                               (251)            (124)             (104)           (23)           --
---------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1996                                    1,866              847*              931             --            88
=================================================================================================================================

Net Proved Developed Reserves
  Crude Oil, Including Condensate and Natural Gas
  Liquids (Millions of barrels)
    At January 1, 1994                                        514              169               271             38            36
    At December 31, 1994                                      505              171               263             33            38
    At December 31, 1995                                      540              157               310             31            42
    At December 31, 1996                                      412              121               280             --            11
  Natural Gas (Millions of Mcf)
    At January 1, 1994                                      2,260              794               887            579            --
    At December 31, 1994                                    2,210              838               814            558            --
    At December 31, 1995                                    2,036              755               823            458            --
    At December 31, 1996                                    1,368              553               815             --            --
=================================================================================================================================

*Excludes 515 million Mcf of carbon dioxide gas for sale or use in company operations.

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

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

-----------------------------------------------------------------------------------------------------------------------------
                                                                        United                                          Other
At December 31 (Millions of dollars)                     Total          States           Europe          Canada         Areas
-----------------------------------------------------------------------------------------------------------------------------
1996
  Future revenues                                      $18,479          $5,936          $11,630          $   --          $913
-----------------------------------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs              6,551           1,906            4,382              --           263
    Future income tax expenses                           5,297           1,319            3,632              --           346
-----------------------------------------------------------------------------------------------------------------------------
                                                        11,848           3,225            8,014              --           609
-----------------------------------------------------------------------------------------------------------------------------
  Future net cash flows                                  6,631           2,711            3,616              --           304
  Less: Discount at 10% annual rate                      2,447           1,160            1,213              --            74
-----------------------------------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                         $ 4,184          $1,551          $ 2,403          $   --          $230
=============================================================================================================================

1995
  Future revenues                                      $17,201          $5,343          $ 9,857          $1,093          $908
-----------------------------------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs              7,352           2,289            4,273             539           251
    Future income tax expenses                           4,034             921            2,631             142           340
-----------------------------------------------------------------------------------------------------------------------------
                                                        11,386           3,210            6,904             681           591
-----------------------------------------------------------------------------------------------------------------------------
  Future net cash flows                                  5,815           2,133            2,953             412           317
  Less: Discount at 10% annual rate                      2,057             899              952             143            63
-----------------------------------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                         $ 3,758          $1,234          $ 2,001          $  269          $254
=============================================================================================================================

1994
  Future revenues                                      $14,545          $4,267          $ 8,236          $1,266          $776
-----------------------------------------------------------------------------------------------------------------------------
  Less:
    Future development and production costs              6,874           2,317            3,696             667           194
    Future income tax expenses                           2,789             465            1,910             152           262
-----------------------------------------------------------------------------------------------------------------------------
                                                         9,663           2,782            5,606             819           456
-----------------------------------------------------------------------------------------------------------------------------
  Future net cash flows                                  4,882           1,485            2,630             447           320
  Less: Discount at 10% annual rate                      1,622             577              787             168            90
-----------------------------------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net
    cash flows                                         $ 3,260          $  908          $ 1,843          $  279          $230
=============================================================================================================================

Changes In Standardized Measure of Discounted Future Net
Cash Flows Relating to Proved Oil and Gas Reserves

----------------------------------------------------------------------------------------------------------------
For the years ended December 31 (Millions of dollars)                               1996        1995        1994
----------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year    $ 3,758     $ 3,260     $ 3,039
----------------------------------------------------------------------------------------------------------------
Changes during the year
  Sales and transfers of oil and gas produced during year, net of
    production costs                                                              (1,599)     (1,574)     (1,479)
  Development costs incurred during year                                             512         377         333
  Net changes in prices and production costs applicable to future production       2,577       1,195         604
  Net change in estimated future development costs                                  (168)       (118)       (264)
  Extensions and discoveries (including improved recovery) of oil and
    gas reserves, less related costs                                                 315         451         135
  Revisions of previous oil and gas reserve estimates                                311         277         314
  Sales of minerals in-place, net                                                   (983)       (165)         (2)
  Accretion of discount                                                              600         498         437
  Net change in income taxes                                                        (814)       (758)       (380)
  Revision in rate or timing of future production and other changes                 (325)        315         523
----------------------------------------------------------------------------------------------------------------
    Total                                                                            426         498         221
----------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year          $ 4,184     $ 3,758     $ 3,260
================================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                              1996              1995              1994
-----------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
  Revenues
    Sales (excluding excise taxes) and other operating revenues
      Crude oil (including sales of purchased oil)                 $1,528,692       $ 1,565,310        $1,228,045
      Natural gas (including sales of purchased gas)                1,364,833         1,120,450         1,063,560
      Petroleum products                                            5,080,790         4,311,082         3,980,563
      Other operating revenues                                        297,871           305,465           329,816
-----------------------------------------------------------------------------------------------------------------
        Total                                                       8,272,186         7,302,307         6,601,984
    Non-operating revenues (including asset sales)                    657,525(a)        222,482            96,809
-----------------------------------------------------------------------------------------------------------------
        Total revenues                                              8,929,711         7,524,789         6,698,793
-----------------------------------------------------------------------------------------------------------------
  Costs and expenses
    Cost of products sold and operating expenses                    6,069,295         5,220,657         4,449,819
    Exploration expenses, including dry holes                         279,335           297,817           249,433
    Selling, general and administrative expenses                      618,429           634,271           590,647
    Interest expense                                                  165,501           247,465           245,149
    Depreciation, depletion, amortization and lease impairment        783,207           893,067           927,933
    Asset impairment                                                       --           584,161(b)             --
    Provision for income taxes                                        353,845            41,764           162,098
-----------------------------------------------------------------------------------------------------------------
      Total costs and expenses                                      8,269,612         7,919,202         6,625,079
-----------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                $  660,099       $  (394,413)       $   73,714
=================================================================================================================
  Net income (loss) per share                                      $     7.09       $     (4.24)       $      .79
=================================================================================================================
Dividends per Share of Common Stock                                $      .60       $       .60        $      .60

Weighted Average Number of Shares Outstanding
  (in thousands)                                                       93,110            93,002            92,969
=================================================================================================================

(a) Includes a pre-tax gain on asset sales of $529,271. The net gain, after applicable income taxes, was $421,150 ($4.52 per share).

(b) Reflects a charge for impairment of long-lived assets on adoption of FAS No. 121. The net effect, after income taxes, was $415,542 ($4.47 per share).

(c) Includes a benefit of $29,459 ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.


      See accompanying notes to consolidated financial statements.

---------------------------------------------------------------------------------------------------
       1993              1992          1991          1990          1989          1988          1987
---------------------------------------------------------------------------------------------------
$ 1,219,750        $1,362,118    $1,448,793    $1,248,193    $  904,233    $  872,757    $  886,504
  1,020,563           787,996       574,004       458,615       315,578       288,915       284,610
  3,348,900         3,428,702     3,897,748     4,587,646     4,107,770     2,864,342     3,347,242
    290,308           279,541       346,300       653,051       261,373       179,997       195,209
---------------------------------------------------------------------------------------------------
  5,879,521         5,858,357     6,266,845     6,947,505     5,588,954     4,206,011     4,713,565
     21,153            95,352       149,496       133,593        90,373        57,533        71,024
---------------------------------------------------------------------------------------------------
  5,900,674         5,953,709     6,416,341     7,081,098     5,679,327     4,263,544     4,784,589
---------------------------------------------------------------------------------------------------

  4,287,139         4,039,180     4,409,832     4,708,925     3,837,800     2,964,534     3,521,552
    258,826           228,998       301,183       276,200       164,925       182,205       106,440
    596,919           581,542       582,549       512,805       422,491       380,169       328,118
    156,615           147,099       177,850       224,200       187,811       145,439       144,147
    824,651           833,405       828,765       743,467       545,934       441,414       431,482
         --                --            --            --            --            --            --
     44,727(c)        115,940        31,854       132,788        44,017        25,566        22,990
---------------------------------------------------------------------------------------------------
  6,168,877         5,946,164     6,332,033     6,598,385     5,202,978     4,139,327     4,554,729
---------------------------------------------------------------------------------------------------
$  (268,203)       $    7,545    $   84,308    $  482,713    $  476,349    $  124,217    $  229,860
===================================================================================================
$     (2.90)       $      .09    $     1.04    $     5.96    $     5.87    $     1.51    $     2.73
===================================================================================================
$       .60        $      .60    $      .60    $      .60    $      .60    $      .60    $      .45

     92,595            87,317        81,088        81,023        81,147        82,031        84,136
===================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                          1996             1995             1994
-----------------------------------------------------------------------------------------------------------
Selected Balance Sheet Data at Year-End
  Cash and cash equivalents                                  $    112,522     $     56,071     $     53,135
  Working capital                                                 689,864          357,964          520,247
  Property, plant and equipment
    Exploration and production                               $  8,233,445     $  9,392,184     $  9,790,468
    Refining, marketing and other                               3,668,974        3,672,028        4,514,358
-----------------------------------------------------------------------------------------------------------
      Total--at cost                                           11,902,419       13,064,212       14,304,826
    Less reserves                                               6,995,136        7,694,496        7,938,824
-----------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                     $  4,907,283     $  5,369,716     $  6,366,002
-----------------------------------------------------------------------------------------------------------
  Total assets                                               $  7,784,481     $  7,756,370     $  8,337,940
  Total debt                                                    1,939,288        2,717,866        3,339,788
  Stockholders' equity                                          3,383,631        2,660,396        3,099,629
  Stockholders' equity per share                             $      36.35     $      28.60     $      33.33
===========================================================================================================
Summarized Statement Of Cash Flows
  Net cash provided by operating activities                  $    807,721     $  1,241,007     $    957,018
-----------------------------------------------------------------------------------------------------------
  Cash flows from investing activities
    Capital expenditures
      Exploration and production                                 (788,286)        (626,518)        (532,189)
      Refining, marketing and other                               (72,339)         (65,593)         (64,095)
-----------------------------------------------------------------------------------------------------------
        Total capital expenditures                               (860,625)        (692,111)        (596,284)
    Proceeds from sales of property,
      plant and equipment and other                             1,037,073          145,792           72,804
-----------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities         176,448         (546,319)        (523,480)
-----------------------------------------------------------------------------------------------------------
  Cash flows from financing activities
    Issuance (repayment) of notes                                 (72,046)          26,247          (54,153)
    Long-term borrowings                                               --           25,000          289,843
    Repayment of long-term debt and
      capitalized lease obligations                              (794,527)        (689,355)        (642,112)
    Issuance of common stock                                           --               --               --
    Cash dividends paid                                           (55,746)         (55,788)         (55,711)
    Common and preferred stock retired                             (8,236)              --               --
-----------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities        (930,555)        (693,896)        (462,133)
-----------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                           2,837            2,144            2,095
-----------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents       $     56,451     $      2,936     $    (26,500)
===========================================================================================================
Stockholder Data at Year-End
  Number of common shares outstanding (in thousands)               93,073           93,011           92,996
  Number of stockholders (based on number of
    holders of record)                                             10,153           11,294           11,506
  Market price of common stock                               $      57.88     $      53.00     $      45.63
===========================================================================================================

---------------------------------------------------------------------------------------------------------------
        1993             1992             1991             1990            1989            1988            1987
---------------------------------------------------------------------------------------------------------------
$     79,635     $    141,014     $    120,170     $    129,914     $   120,300     $   213,184     $   226,513
     245,026          551,459          625,370          603,244         493,168         285,074         161,764

$  9,360,871     $  9,203,951     $  9,306,435     $  8,340,951     $ 6,531,956     $ 5,488,339     $ 5,138,183
   4,426,369        3,886,814        3,223,397        2,817,032       2,635,300       2,550,122       2,475,418
---------------------------------------------------------------------------------------------------------------
  13,787,240       13,090,765       12,529,832       11,157,983       9,167,256       8,038,461       7,613,601
   7,052,328        6,646,801        6,339,232        5,594,399       4,688,142       4,358,765       4,064,227
---------------------------------------------------------------------------------------------------------------
$  6,734,912     $  6,443,964     $  6,190,600     $  5,563,584     $ 4,479,114     $ 3,679,696     $ 3,549,374
---------------------------------------------------------------------------------------------------------------
$  8,641,546     $  8,721,756     $  8,841,435     $  9,056,636     $ 6,867,411     $ 5,371,979     $ 5,304,808
   3,687,922        3,186,199        3,266,195        2,925,285       2,697,184       1,672,329       1,631,345
   3,028,911        3,387,599        3,131,982        3,106,029       2,560,628       2,215,154       2,158,544
$      32.71     $      36.59     $      38.63     $      38.34     $     31.69     $     27.02     $     26.30
===============================================================================================================

$    819,423     $  1,137,707     $  1,364,268     $  1,326,444     $   805,848     $   747,393     $   452,158
---------------------------------------------------------------------------------------------------------------

    (755,419)        (916,536)      (1,295,039)      (1,267,506)     (1,730,072)       (652,859)       (304,938)
    (592,622)        (641,258)        (417,276)        (193,921)        (98,597)        (77,070)        (43,205)
---------------------------------------------------------------------------------------------------------------
  (1,348,041)      (1,557,794)      (1,712,315)      (1,461,427)     (1,828,669)       (729,929)       (348,143)

      12,436           25,423           37,788          (12,012)          6,644          16,401           4,845
---------------------------------------------------------------------------------------------------------------
  (1,335,605)      (1,532,371)      (1,674,527)      (1,473,439)     (1,822,025)       (713,528)       (343,298)
---------------------------------------------------------------------------------------------------------------
     117,791         (159,756)        (183,351)          46,744          13,823        (205,414)        398,889
     547,704          675,016          786,280          461,413       1,203,994         416,161          63,000

    (167,769)        (524,384)        (269,414)        (287,531)       (194,870)       (191,159)       (372,115)
          --          497,360               --               --              --              --              --
     (41,603)         (64,194)         (36,468)         (60,681)        (48,785)        (49,248)        (25,857)
          --               --               --           (6,213)        (43,632)         (7,420)        (62,138)
---------------------------------------------------------------------------------------------------------------
     456,123          424,042          297,047          153,732         930,530         (37,080)          1,779
---------------------------------------------------------------------------------------------------------------
      (1,320)          (8,534)           3,468            2,877          (7,237)        (10,114)         23,193
---------------------------------------------------------------------------------------------------------------
$    (61,379)    $     20,844     $     (9,744)    $      9,614     $   (92,884)    $   (13,329)    $   133,832
===============================================================================================================

      92,587           92,584           81,068           81,019          80,804          81,979          82,089

      12,000           13,088           13,732           14,669          16,638          18,031          19,343
$      45.13     $      46.00     $      47.50     $      46.38     $     48.75     $     31.50     $     24.88
===============================================================================================================

TEN-YEAR SUMMARY OF OPERATING DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

--------------------------------------------------------------------------------------------
                                                            1996          1995          1994
--------------------------------------------------------------------------------------------
Production Per Day (Net)(*)
  Crude oil (barrels)
    United States                                         41,020        52,284        55,638
    United Kingdom                                       134,726       135,429       122,043
    Norway                                                27,603        25,576        24,279
    Africa                                                 9,725         9,512         8,857
    Canada                                                 3,145         9,749        10,581
    Abu Dhabi                                              2,784         7,227         7,273
--------------------------------------------------------------------------------------------
      Total                                              219,003       239,777       228,671
============================================================================================
  Natural gas liquids (barrels)
    United States                                          9,105        10,722        11,964
    United Kingdom                                         6,628         6,900         6,756
    Norway                                                 1,585         1,414         1,320
    Canada                                                   476         1,647         1,809
--------------------------------------------------------------------------------------------
      Total                                               17,794        20,683        21,849
============================================================================================
  Natural gas (Mcf)
    United States                                        337,653       401,581       427,103
    United Kingdom                                       253,983       239,307       208,742
    Norway                                                30,445        27,743        24,417
    Canada                                                62,585       215,500       185,856
--------------------------------------------------------------------------------------------
      Total                                              684,666       884,131       846,118
============================================================================================
Well Completions (Net)
    Oil wells                                                 39            33            28
    Gas wells                                                 25            41            44
    Dry holes                                                 40            50            24
Productive Wells at Year-End (Net)
    Oil wells                                                854         2,154         2,160
    Gas wells                                                455         1,160         1,146
--------------------------------------------------------------------------------------------
      Total                                                1,309         3,314         3,306
============================================================================================
Undeveloped Net Acreage (Held at End of Year)
    United States                                        891,000     1,440,000     1,685,000
    Canada                                                    --       799,000       743,000
    Other international                                7,455,000     5,072,000     3,827,000
--------------------------------------------------------------------------------------------
      Total                                            8,346,000     7,311,000     6,255,000
============================================================================================
Shipping
    Vessels owned or under charter at year-end                13            16            17
    Total deadweight tons                              1,236,000     2,010,000     2,265,000
Refining (Barrels Daily)
    Refinery crude runs                                  396,000       377,000       388,000
Petroleum Products Sold (Barrels Daily)
    Gasoline, distillates and other light products       412,000       401,000       375,000
    Residual fuel oils                                    83,000        86,000        93,000
--------------------------------------------------------------------------------------------
      Total                                              495,000       487,000       468,000
============================================================================================
Storage Capacity at Year-End (Barrels)                86,986,000    89,165,000    94,597,000
Number of Employees (Average)                              9,085         9,574         9,858
============================================================================================

(*)In 1996, the Corporation sold its Canadian and Abu Dhabi operations and certain United States and United Kingdom producing properties.

----------------------------------------------------------------------------------------------
      1993          1992          1991          1990          1989          1988          1987
----------------------------------------------------------------------------------------------
    60,173        62,517        66,063        62,434        60,992        60,782        62,635
    80,019        86,265        59,979        56,027        38,707        32,223        27,709
    26,388        29,598        28,619        24,351        24,135        21,782        20,937
     8,301         6,910         8,952            --            --            --            --
    11,536        11,528        11,966         9,494         9,178         9,251         8,592
    10,004        11,150         9,866         8,475         7,230         9,374         6,903
----------------------------------------------------------------------------------------------
   196,421       207,968       185,445       160,781       140,242       133,412       126,776
==============================================================================================

    11,798        11,063        10,047         9,436         9,986         7,183         5,913
     3,783         1,468           766           805           466           295           402
     1,432         1,707         1,752         2,004         2,016         1,884         1,847
     1,956         1,981         1,997         1,704         1,732         1,529         1,306
----------------------------------------------------------------------------------------------
    18,969        16,219        14,562        13,949        14,200        10,891         9,468
==============================================================================================

   502,459       601,824       583,740       457,042       335,112       283,114       282,906
   188,024       153,599       128,014       145,921       126,643       141,139       180,594
    28,987        31,858        26,947        25,656        24,371        20,389        18,771
   167,839       137,680       104,151        76,768        72,855        61,653        49,229
----------------------------------------------------------------------------------------------
   887,309       924,961       842,852       705,387       558,981       506,295       531,500
==============================================================================================

        48            33            45            17            19            39            35
        49            20            41            33            19             8            13
        37            22            36            38            31            35            28

     2,189         2,082         2,103         2,111         2,048         2,014         2,058
     1,115           966           927           905           714           612           620
----------------------------------------------------------------------------------------------
     3,304         3,048         3,030         3,016         2,762         2,626         2,678
==============================================================================================

 1,854,000     1,819,000     1,802,000     1,716,000     1,589,000     1,556,000     1,566,000
   788,000       840,000       842,000       835,000       582,000       786,000       787,000
 3,522,000     2,328,000     2,638,000     2,494,000     2,501,000     3,936,000     3,875,000
----------------------------------------------------------------------------------------------
 6,164,000     4,987,000     5,282,000     5,045,000     4,672,000     6,278,000     6,228,000
==============================================================================================

        15            21            21            23            22            21            21
 2,398,000     3,223,000     2,825,000     3,012,000     3,081,000     2,719,000     2,903,000

   351,000       335,000       320,000       383,000       397,000       296,000       371,000

   291,000       275,000       285,000       296,000       299,000       222,000       257,000
    95,000       102,000       128,000       132,000       171,000       157,000       154,000
----------------------------------------------------------------------------------------------
   386,000       377,000       413,000       428,000       470,000       379,000       411,000
==============================================================================================
94,380,000    95,199,000    94,879,000    93,867,000    91,794,000    90,798,000    88,047,000
    10,173        10,263        10,317         9,645         8,740         8,151         7,890
==============================================================================================