Form 10-K, Exhibit 13
period 1997-12-31
AMERADA HESS CORP
filed 1998-03-30
CIK 4447

                         AMERADA HESS
                               1997 Annual Report

Exploration
      & Production


                                Baldpate Project

             Amerada Hess is constructing a compliant tower taller
                       than the world's tallest building for the Baldpate Field.



                               [Graphic Omitted]

                               [Graphic Omitted]

Significant discoveries made
      in Garden Banks area

United States

Amerada Hess repositioned its exploration program in 1997 to reflect its commitment to deeper water prospects in the Gulf of Mexico and continued sharpening the focus of its onshore efforts. The Corporation acquired 50 new offshore leases in deeper water covering more than 150,000 net acres at a total cost of $28.1 million.

     Development of the Baldpate Field on Garden Banks Block 260 proceeded in 1997. Pre-drilling of the production wells is substantially complete. The compliant tower, being constructed as part of the production facilities, is scheduled to be towed to location late in the first quarter of 1998.

     Production from the Baldpate Field is scheduled to begin in the third quarter of 1998 with peak gross production of about 40,000 barrels of oil per day and 150,000 Mcf of natural gas per day expected to be reached late in 1998. The Corporation has a 50% interest in the Baldpate Field and is the operator.

     Northeast of the Baldpate Field, Amerada Hess, as operator, drilled two successful wells on Garden Banks Block 216 (AHC 50%). The Corporation will develop the shallower discovery on Block 216 by subsea tieback to the Baldpate production facilities and is evaluating the deeper discovery.

     Northwest of Baldpate, the Corporation has made two discoveries on the north half of Garden Banks Block 215, which it operates with a 37.50% interest. The first well, drilled in February 1997, encountered 170 feet of net hydrocarbon bearing sands and the second well, drilled early in 1998, encountered 300 feet of net pay. Development options are being studied.

     Production from the A Platform (AHC 25%) on the Enchilada Field has begun while development drilling continues. The platform will produce from Garden Banks Blocks 83, 84, 127 and 128. First production from the B Platform on Garden Banks Block 172 (AHC 60%) is expected by July 1998.

     In the Seminole San Andres Unit in West Texas, which Amerada Hess operates with a 34% interest, a pilot project is underway to determine the technical and economic feasibility of recovering residual oil from the aquifer underlying the main San Andres Field using carbon dioxide. Gross production from the Seminole San Andres Unit, which came on stream in 1934, currently is averaging about 31,500 barrels of oil per day, primarily due to the successful tertiary recovery project initiated by the Corporation in 1983.

                                        Exploration successes in North Sea
                                                 lead to additional developments


United Kingdom

Initial production from the Schiehallion Field is expected in mid-1998. Amerada Hess Limited, the Corporation's British subsidiary, has a 15.67% interest in the Schiehallion Field and expects its share of production to peak at about 19,000 barrels of oil per day late in 1998.

     Amerada Hess Limited discovered the Flora Field on Block 31/26a (AHL 85%) in 1997. The discovery well tested at 6,500 barrels of oil per day and an appraisal well was successful. Amerada Hess Limited will tieback the Flora Field to the Fife Field, which it operates with an 85% interest. First production is anticipated in the second half of 1998 with peak net production estimated at 17,000 barrels of oil per day late in 1998.

     Agreement was reached in 1997 to develop the Bittern Field (AHL 29.12%) on Blocks 29/1a and 29/1b. Amerada Hess Limited will be manager of the joint team that will develop and operate the facilities on the Bittern Field and expects its share of production to reach 17,000 barrels of oil per day late in 1999.

     Development of the Renee and Rubie Fields has begun. The fields will be produced through the Amerada Hess Limited operated Ivanhoe/Rob Roy production facilities on Block 15/21. Production will begin late in 1998 with a peak level of 4,000 barrels of oil per day expected for Amerada Hess Limited in 1999.

     Three other significant discoveries in the United Kingdom North Sea are likely to lead to additional developments. The Appleton Beta (AHL 48.46%) discovery on Block 30/11b flowed at a rate of 6,329 barrels of oil per day and 13,400 Mcf of natural gas per day. An appraisal well is being drilled.

     A crude oil discovery on Block 13/24b (AHL 30%) tested at 2,600 barrels per day. An appraisal well early in 1998 was successful. Development plans are being formulated.

     A discovery made by Amerada Hess Limited on Block 20/4b (AHL 40%) delineated a discovery on Block 14/29a known as Goldeneye. The well tested at 41,500 Mcf of natural gas per day and 2,055 barrels of condensate per day. Development options are being studied.

     Amerada Hess Limited acquired additional interests in the northern United Kingdom North Sea. In addition to obtaining increased interests in the Beryl, Nevis and Ness Fields and in Katrine, a satellite of Beryl, the acquisitions also included interests in the Buckland, Sorby and Maclure developments. These developments should be completed by 2000 with net total production for Amerada Hess Limited forecast at 7,000 barrels of oil per day and 8,000 Mcf of natural gas per day. In 1997, Amerada Hess Limited also increased its interests in attractive exploration acreage that includes the Halley and Appleton Fields to 48.46% from 28.46%.

First production from
      Denmark expected in 1999


     Amerada Hess Limited has a 27.68% interest in natural gas fields in the southern United Kingdom North Sea referred to as the ECA (Easington Catchment
Area). These fields are being developed and will come on stream in 1999. In 2000, Amerada Hess Limited will receive production of 70,000 Mcf of natural gas per day from these fields.

Norway

Amerada Hess Norge A/S, the Corporation's Norwegian subsidiary, replaced 175% of its production in 1997. The reserve increase was the result of extensions and revisions in the Valhall Field (AHN 28.09%). Studies are continuing for implementation of a waterflood enhanced recovery program in the Valhall Field.

     Amerada Hess Norge is evaluating development options for the Mjolner Field (AHN 50%), from which production for Amerada Hess Norge will peak at a rate of 7,000 barrels of oil per day.

Denmark

Amerada Hess A/S, the Corporation's Danish subsidiary, is proceeding with the development of the South Arne Field, which it operates with a 57.48% interest. The South Arne Field is scheduled to commence production in 1999 and currently is expected to provide Amerada Hess A/S with 26,000 barrels of oil per day and 35,000 Mcf of natural gas per day in 2000. A very prolific development well completed in 1998 could lead to significantly upgraded reserves and production rates from this field.

Gabon

The Corporation's production in Gabon averaged 10,000 barrels of oil per day in 1997, the same level as 1996. The production comes from the Rabi Kounga Field in which the Corporation has a net interest of 5.5%.

     A well drilled on the Atora Prospect on RGA Block 11 onshore Gabon discovered oil. Early in 1998 the discovery was declared commercial. Amerada Hess will have an interest in this development.

Thailand

Development of the Pailin Field (AHC 15%) offshore Thailand is proceeding with first production expected in 1999. The Corporation's share of production is expected to peak at 50,000 Mcf of natural gas per day in 2000.

     Two appraisal wells in the Moragot Field offshore Thailand were successful in 1997. The first well tested at daily rates of 11,000 Mcf of natural gas and 200 barrels of condensate; the second tested at a cumulative rate of 12,800 Mcf of natural gas per day and 400 barrels of oil per day. Development options for the Moragot Field are being studied.

     Amerada Hess, as operator, is drilling the Phu Wiang-1 exploration well on Block 5440/38 onshore Thailand. The Corporation has a 31.50% interest in this well.

                               [Graphic Omitted]

                                                           Flora Well, North Sea
--------------------------------------------------------------------------------

Phu-Wiang Well, Northern Thailand
--------------------------------------------------------------------------------


                               [Graphic Omitted]

                                             New fields being developed in
                                                   Gabon, Thailand and Indonesia


Indonesia

Production has begun from the North Geragai Field. The Corporation's share of production is averaging about 2,000 barrels of oil per day.

     The second Makmur exploration well tested at 2,950 barrels of oil per day. The original discovery well tested at 2,960 barrels of oil per day in one zone and 770 barrels per day from two other zones. Amerada Hess has a 30% interest in the Makmur discovery and its share of production is expected to peak at 3,000 barrels of oil per day late in 1998.

     A well drilled on the Lematang production sharing contract in southern Sumatra tested at 30,700 Mcf of natural gas per day. The Corporation is operator on this prospect with a 50% interest and is formulating a development plan.

Malaysia

In Malaysia, the Corporation signed production sharing contracts under which it became the operator with a 70% interest in Block PM304 in the Malay Basin and became the operator with an 80% interest in Block SK306, offshore Sarawak. Seismic data will be obtained and analyzed in 1998.

Kazakstan

Amerada Hess has interests as operator in four exploration blocks covering 4,300 net square miles in Kazakstan. Exploration drilling will begin in 1998.

Falkland Islands

The Corporation will drill the first exploration well ever drilled in Falkland Islands' waters in the second quarter of 1998. The well will be drilled in the Tranche A license area which comprises approximately 625 square miles. The Corporation is operator with a 25% interest.

Refining
      & Marketing


                               [Graphic Omitted]

                               [Graphic Omitted]


                         Refinery in St. Croix, Virgin Islands
--------------------------------------------------------------------------------

                                    The HESS Refinery in St. Croix is one of the
                              largest, most flexible in the world.

Virgin Islands catcracker
      operating at 135,000 barrels per day

Refining

Hess Oil Virgin Islands Corp., the Corporation's Virgin Islands subsidiary, continues to implement initiatives designed to maximize the manufacture of high value products with minimal capital investment and reduce costs at its Virgin Islands refinery.

     The fluid catalytic cracking unit's operating rates reached a level of 130,000 barrels per day in 1997 and recently the unit has been running at a rate of 135,000 barrels per day. The fluid catalytic cracking unit manufactures gasoline from feedstocks of heavy gas oil and residual fuel oil. The increased operating rate allows a greater percentage of the refinery's yield to be sold as high-value gasoline.

     Refinery runs at the Virgin Islands refinery averaged 411,000 barrels per day in 1997 compared with 396,000 barrels per day in 1996.

     In 1996, HOVIC initiated a program to increase the use of advanced computer controls for maximizing the operational performance of processing units at the refinery. An advanced computer control system was installed on the fluid catalytic cracking unit in 1996. By the middle of 1998, advanced computer controls will be operating throughout most of the refinery.

     Following receipt of a modified air permit from the New Jersey Environmental Protection Agency, the Corporation operated its fluid catalytic cracking unit at Port Reading, New Jersey at rates up to 62,000 barrels per day in 1997. The Port Reading facility upgrades residual fuel oil and other feedstocks into gasoline and distillates.

Marketing

In 1997, Amerada Hess continued to implement a strategy designed to make the Corporation the leading independent retail gasoline marketer in its market areas. The program includes the development and rollout of new, large-scale, high-volume gasoline and HESS EXPRESS convenience store retail sites, upgrades to existing gasoline stations and convenience stores, acquisitions in key geographic areas and continued growth in the number of independent HESS branded retailers.

     The HESS EXPRESS retail outlets are high-volume facilities that generally include 3,400 square foot convenience stores with two fast food offerings, a proprietary gourmet coffee, an enlarged beverage fountain program and enhanced color graphics. The Corporation opened seven HESS EXPRESS outlets in 1997 and will continue the growth of these new, high-volume outlets through new builds as well as rebuilds on appropriate existing sites throughout its network.

                               [Graphic Omitted]


                                                   HESS Express, Venice, Florida
--------------------------------------------------------------------------------

                                             HESS acquires 66 retail sites
                                                        on west coast of Florida

     The most significant event in 1997 was the purchase of the 66 "Pick Kwik" retail sites on the west coast of Florida, primarily in the Tampa/St. Petersburg market. Pick Kwik was a leading independent gasoline and convenience store retail marketer on Florida's west coast. The acquisition significantly increases the HESS presence in this rapidly growing market.

     The Corporation also continues to increase the number of independent branded retailers in order to increase gasoline sales under the HESS brand name without significant additional capital outlay. By year end, there were 60 HESS brand independent retailers in key geographic markets with plans to continue growth through this marketing channel.

     In terminal operations, the Corporation has entered into a number of thruput agreements with other oil companies under which products will be stored at HESS terminals in certain locations on the east coast of the United States. The Corporation also has entered into a joint venture agreement for the operation of its terminal in Syracuse, New York. These initiatives will increase operating efficiencies and reduce terminal operating costs.

     The Corporation has established an energy marketing unit. For over forty years, HESS refined petroleum products have been marketed to utilities, industrial customers, hospitals, large commercial buildings and large residential users. More recently, the Corporation has been marketing natural gas to many local distribution companies, primarily on the east coast of the United States. With the deregulation of natural gas and local distribution companies, the Corporation is building an energy marketing business that capitalizes on its marketing experience.

     Product sales increased to 509,000 barrels per day in 1997, compared with 495,000 barrels per day in 1996. Sales of gasoline increased to 214,000 barrels per day in 1997, compared with 191,000 barrels per day in 1996.

Financial
      Review

            Amerada Hess Corporation and Consolidated Subsidiaries


Management's Discussion and Analysis of
Results of Operations and Financial Condition

Consolidated Results of Operations

Income excluding special items for 1997 amounted to $14 million compared with $236 million in 1996 and a loss of $65 million in 1995.

     The after-tax results by major operating activity for 1997, 1996 and 1995 are summarized below (in millions):

--------------------------------------------------------------------------------
                                             1997           1996           1995
--------------------------------------------------------------------------------
Exploration and production                  $ 258          $ 210          $ 129
Refining, marketing
   and shipping                              (110)           181              9
Corporate                                     (16)           (19)           (10)
Interest                                     (118)          (136)          (193)
-------------------------------------------------------------------------------
Income (loss) excluding
   special items                               14            236            (65)
Special items                                  (6)           424           (329)
-------------------------------------------------------------------------------
Net income (loss)                           $   8          $ 660          $(394)
===============================================================================
Net income (loss) per
   share (diluted)                          $ .08          $7.09         $(4.26)
===============================================================================

Comparison of Results

Exploration and Production: Excluding special items, exploration and production earnings increased by $48 million in 1997, due to improved earnings in the United States and United Kingdom. The increase in the United States reflects higher average crude oil and natural gas selling prices, including the effects of hedging, and lower exploration expenses. The United Kingdom increase was primarily due to higher natural gas prices and a lower effective income tax rate, partially offset by lower crude oil sales volumes and selling prices and increased exploration expenses.

     The $81 million increase in exploration and production earnings in 1996 resulted primarily from higher average worldwide crude oil selling prices and increased United States natural gas prices.

     The Corporation's average selling prices, including the effects of hedging, were as follows:

--------------------------------------------------------------------------------
                                             1997           1996           1995
--------------------------------------------------------------------------------
Crude oil and natural gas
   liquids (per barrel)
    United States                           $18.43         $16.49         $15.82
    Foreign                                  19.16          20.18          16.95
Natural gas (per Mcf)
    United States(*)                          2.47           2.43           1.70
    Foreign                                   2.36           1.93           1.60
================================================================================

(*) Includes sales of purchased gas.

     The increase in the United States crude oil selling price in 1997 reflects improved hedging results. The average spot price of crude oil in 1997 was lower than in 1996. The increase in the average foreign natural gas selling price in 1997 principally reflects improved market prices in the United Kingdom.

     The Corporation's net daily worldwide production was as follows:

--------------------------------------------------------------------------------
                                             1997          1996           1995
--------------------------------------------------------------------------------
Crude oil and natural gas
   liquids (barrels per day)
    United States                           43,950         50,125         63,006
    Foreign                                174,622        186,672        197,454
--------------------------------------------------------------------------------
      Total                                218,572        236,797        260,460
--------------------------------------------------------------------------------
Natural gas (Mcf per day)
    United States                          311,915        337,653        401,581
    Foreign                                257,339        347,013        482,550
--------------------------------------------------------------------------------
      Total                                569,254        684,666        884,131
================================================================================

     In the United States, both crude oil and natural gas production are lower in 1997 and 1996 principally reflecting the effect of asset sales in mid-1996. Lower foreign crude oil production also reflects asset sales in 1996, as well as production interruptions and natural decline in certain United Kingdom fields in 1997. The decrease in foreign natural gas production principally reflects the sale of the Corporation's Canadian operations in 1996.

     Depreciation, depletion and amortization charges were lower in 1997 and 1996, largely reflecting lower production volumes, primarily due to asset sales. Exploration expenses were higher in 1997 as a result of increased activity in the United Kingdom and other international areas. Selling, general and administrative expenses also increased in 1997, reflecting the increased scope of international activities. Exploration expenses were lower in 1996 than in 1995, largely due to reduced activity in the United Kingdom and Denmark.

     The effective income tax rate on United Kingdom earnings decreased to approximately 35% in 1997 from 55% in 1996, reflecting lower Petroleum Revenue Taxes ("PRT") and a reduction in the statutory Corporate income tax rate. The lower PRT is partially due to reduced production volumes from PRT paying fields. Also, PRT deductible allowances increased, resulting in income tax benefits of more than $20 million. An additional income tax benefit of $11 million was recorded in 1997 from the adjustment of deferred tax liabilities for the reduction in the statutory Corporate rate. Increased income taxes on another foreign subsidiary, which has utilized its net operating loss carryforward, partially offset the lower United Kingdom taxes. The overall effective income tax rate on exploration and production earnings in 1996 was lower than in 1995.

     The market prices of crude oil declined significantly in late 1997 and early 1998 and will impact the Corporation's exploration and production earnings, which are sensitive to changes in the selling prices of crude oil and natural gas. Future earnings may also be negatively impacted by changes in foreign tax laws.

Refining, Marketing and Shipping: The results of refining, marketing and shipping operations amounted to a loss of $110 million in 1997, compared with income of $181 million in 1996 and $9 million in 1995 (excluding special items). During 1997, refined product selling prices fell by approximately $7.00 per barrel from the beginning to the end of the year and averaged below 1996 prices for the year. The lower selling prices in relation to the Corporation's cost of crude oil and refined product inventories resulted in lower margins on the sales of refined products and a reduction in inventory values at year-end. Relatively mild winters at both the beginning and end of the year lowered distillate and residual fuel oil prices contributing to the lower margins. The Corporation's costs of crude oil and refined product inventories are accounted for on the first-in, first-out and average cost methods, generally resulting in lower earnings during periods of falling refined product prices and higher earnings during periods of rising prices.

     In 1996, average refined product selling prices increased by approximately $4.00 per barrel over 1995, resulting in higher margins throughout the year.

     Total refined product sales volumes amounted to 186 million barrels in 1997, 181 million barrels in 1996 and 178 million barrels in 1995. The majority of this increase is in sales of gasoline resulting from expansion of the fluid catalytic cracking unit in the Virgin Islands, which is currently operating at approximately 130,000 barrels per day.

     In 1997 and 1996, a substantial portion of the refining and marketing results were recorded by the Corporation's Virgin Islands subsidiary for which income taxes or benefits are not recorded due to available loss carryforwards. The absence of income tax provisions increases the volatility of reported refining and marketing results.

     The Corporation's refining and marketing results will continue to be volatile reflecting competitive industry conditions and supply and demand factors, including the effects of weather.

     On February 3, 1998, the Corporation announced an agreement in principle with Petroleos de Venezuela, S.A. ("PDVSA") to create a joint venture, 50% owned by each party, to own and operate the Corporation's Virgin Islands refinery.

     Under the proposed terms of the transaction, PDVSA will acquire a 50% interest in the refinery for $625 million, consisting of $62.5 million in cash and an interest-bearing note payable over ten years. The Corporation will also receive an additional note for $125 million, which is contingently payable based on the joint venture's future cash flow over ten years. This note will not be included in the purchase price for accounting purposes.

     At closing, the joint venture will purchase the crude oil and refined product inventories and other working capital of the refinery. The joint venture will also enter into a long-term supply contract to purchase Venezuelan crude oil. In addition, the joint venture will finance and construct a coker and related facilities, which will enable the refinery to process lower-cost, heavy crude oil from Venezuela, which will be purchased under a separate long-term supply contract.

     Upon completion of the transaction, the Corporation presently estimates that it will record a loss for financial statement purposes of approximately $125 million. The transaction is subject to the preparation of definitive contracts, Virgin Islands governmental authorizations and corporate board approvals. The Corporation plans to account for its investment in the joint venture on the equity method.

Corporate: Net corporate expenses amounted to $16 million in 1997, $19 million in 1996 and $10 million in 1995 (excluding special items). The variances in each period are primarily due to Corporate income tax adjustments, including the effect of foreign source earnings on the provision for United States income taxes.

Interest: After-tax interest expense decreased by 13% in 1997 and 30% in 1996, primarily reflecting lower average outstanding debt. Assuming interest rates comparable to 1997, interest expense in 1998 is anticipated to be somewhat higher than 1997, as average debt balances are expected to increase reflecting 1998 capital requirements.

Special Items

After-tax special items in 1997, 1996 and 1995 are summarized below (in millions):

--------------------------------------------------------------------------------
                                                          Refining,
                                         Exploration     Marketing
                                                 and           and
                                    Total  Production     Shipping    Corporate
--------------------------------------------------------------------------------
1997
Asset write-downs                  $ (55)       $ (55)       $  --        $  --
Foreign tax refund                    38           38           --           --
Gain on asset sale                    11           11           --           --
--------------------------------------------------------------------------------
      Total                        $  (6)       $  (6)       $  --        $  --
--------------------------------------------------------------------------------
1996
Gain on asset sales                $ 421        $ 421        $  --        $  --
Litigation settlement                 25           25           --           --
Asset write-downs                    (22)         (22)          --           --
--------------------------------------------------------------------------------
      Total                        $ 424        $ 424        $  --        $  --
--------------------------------------------------------------------------------
1995
FAS No. 121 asset
   impairment                      $(416)       $ (69)       $(347)       $  --
Gain on asset sales                   68           40            3           25
Windfall profits
   tax refund                         44           44           --           --
Insurance recovery                     8            8           --           --
Hurricane costs                      (19)          --          (19)          --
Staff-reduction costs                (14)          --           --          (14)
--------------------------------------------------------------------------------
      Total                        $(329)       $  23        $(363)       $  11
================================================================================

     The 1997 special items include an after-tax charge of $55 million ($.60 per share) for the reduction in carrying values and provision for future costs of the Durward and Dauntless Fields in the United Kingdom North Sea and income of $38 million ($.42 per share) from a refund of United Kingdom Petroleum Revenue Taxes. The Corporation also sold a small United States natural gas field in 1997. Asset impairments and asset sales are more fully described in Note 3 to the financial statements.

     The net gain on asset sales in 1996 of $421 million ($4.52 per share) reflected the sale of the Corporation's Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets. The other 1996 special items included income from the settlement of litigation on the right to drill certain South Atlantic leases and a charge principally to reduce the carrying values of certain United States undeveloped leases.

     Special items in 1995 included an after-tax charge of $416 million ($4.47 per share) resulting from the adoption of Financial Accounting Standard (FAS) No. 121 on asset impairment. The 1995 results also included net gains from asset sales, principally United States pipeline and gathering assets and an interest in an undeveloped United Kingdom natural gas field.

     Gains on asset sales, the litigation settlement and windfall profits tax refund were reflected in non-operating revenues. The 1997 income tax refund was recorded as a reduction of income tax expense.

     The Corporation is reengineering its financial functions in the United States and installing new financial systems. The costs of these projects in 1997 and 1996 for exploration and production and refining and marketing operations aggregated approximately $27 million and $22 million, respectively, and are included in selling, general and administrative expenses. The Corporation expects to benefit from these projects in 1998 and future years.

Consolidated Operating Revenues

Sales and other operating revenues amounted to $8,234 million in 1997, a decrease of $38 million from 1996. Sales revenues from refined products were lower, reflecting lower average selling prices, particularly for distillates and residual fuel oils, partially offset by increased sales volumes of gasoline. Revenues from sales of crude oil were lower, partially offset by increased natural gas revenues, including sales of purchased natural gas.

     Sales and other operating revenues amounted to $8,272 million in 1996, an increase of $970 million, or 13%, from 1995. The increase was primarily due to the higher selling prices of refined products. Also contributing to the increase were higher average crude oil and natural gas selling prices and higher sales volumes of purchased gas.

Liquidity and Capital Resources

Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $1,250 million in 1997, $808 million in 1996 and $1,241 million in 1995. The change in each year was primarily due to changes in working capital items, particularly inventories. Cash flow, excluding special items and changes in working capital components, amounted to $798 million in 1997, $1,040 million in 1996 and $987 million in 1995, largely reflecting changes in operating income. In 1996, the Corporation generated proceeds from asset sales of approximately $1 billion. The Corporation also generated $22 million in proceeds from the sale of a small natural gas field in 1997 and has two additional asset sales pending, with estimated proceeds of $70 million, that are expected to be completed in the first half of 1998. The Corporation continuously reviews the financial performance of its assets.

     Total debt was $2,127 million at December 31, 1997 compared with $1,939 million at December 31, 1996. The debt to capitalization ratio increased to 39.8% from 36.4% at year-end 1996. At December 31, 1997, floating rate debt amounted to 35% of total debt, including the effect of interest rate conversion
(swap) agreements.

     During 1997, the Corporation refinanced its revolving credit agreements in the United States and United Kingdom with a $2 billion, five-year, unsecured global revolving credit facility. At December 31, 1997, the Corporation had additional borrowing capacity under its revolving credit agreement of $1,032 million and additional unused lines of credit under uncommitted arrangements with banks of $464 million. The existing borrowing arrangements, including restrictive covenants, are more fully described in Note 6 to the financial statements.

     In 1997 and 1996, the Corporation sold following year crude oil production for $174 million and $101 million, respectively, which is recorded in current liabilities and reduced debt at the end of each year.

     During 1997, the Corporation purchased 2,368,100 shares of common stock for $125 million under its stock repurchase program. Since the inception of the program in August 1996 through December 1997, $134 million has been spent on stock purchases. The Corporation expects to purchase additional shares in 1998.

     The Corporation conducts foreign exploration and production activities, principally in the United Kingdom, Norway, Denmark, Gabon, Indonesia and Thailand, and intends to increase its exploration activities in other international areas. Therefore, the Corporation is subject to business risks associated with foreign operations. These risks include the effects of changes in values of currencies on the financial statements. However, the effect of foreign currency translation on the Corporation's earnings and stockholders' equity has not been material and has not affected the Corporation's liquidity or ability to raise capital. The financial problems in certain Asian countries have not had a material adverse effect on the value of the Corporation's Asian investments.

Capital Expenditures

The following table summarizes the Corporation's capital expenditures in 1997, 1996 and 1995 (in millions):

--------------------------------------------------------------------------------
                                               1997          1996          1995
--------------------------------------------------------------------------------
Exploration and production
   Exploration                                $  286        $  236        $  245
   Development                                   679           512           377
   Oil and gas acquisitions                      193            40             4
--------------------------------------------------------------------------------
                                               1,158           788           626
Refining, marketing and other                    188            73            66
--------------------------------------------------------------------------------
      Total                                   $1,346        $  861        $  692
================================================================================

     Development expenditures in 1997 and 1996 include approximately $460 million and $280 million, respectively, for major new oil and gas field developments. Expenditures for major developments are expected to increase in 1998. Oil and gas acquisitions in 1997 represent purchases of developed and undeveloped oil and gas properties and exploration acreage in the United Kingdom. Refining and marketing expenditures include the purchase of a chain of retail marketing properties in Florida. Excluding possible acquisitions, capital expenditures in 1998 are expected to be approximately $1.3 billion and will be financed by internally generated funds and external borrowings.

Derivative Financial Instruments

The Corporation is exposed to market risks related to volatility in the selling prices of crude oil, natural gas and refined products, as well as to changes in interest rates and foreign currency values. Derivative instruments are used to reduce the risks of these price and rate fluctuations. The Corporation has guidelines for, and controls over, the use of derivative instruments.

     Futures, forwards, options and swaps are used to reduce the effects of changes in the selling prices of crude oil, natural gas and refined products. These instruments are used to set the selling prices of the Corporation's products and the related gains or losses are an integral part of the Corporation's selling prices. At December 31, 1997, the Corporation had open hedge positions equal to 10% of its estimated 1998 worldwide crude oil production. The Corporation also had open contracts equal to 8% of its estimated 1998 United States natural gas production. In addition, the Corporation had hedges covering 11% of its refining and marketing inventories. As market conditions change, the Corporation will adjust its hedge positions.

     The Corporation owns an interest in a partnership which trades energy commodities and energy derivatives. The accounts of the partnership are consolidated with those of the Corporation. The Corporation also engages in limited trading for its own account.

     The Corporation uses value at risk to estimate the potential effect of changes in fair values of derivatives and other instruments used in hedging activities and derivatives and commodities used in trading activities. This method determines the potential one-day change in fair value with 95% confidence. The analysis is based on historical volatility, variance/covariance modeling and other assumptions. The Corporation estimates that at December 31, 1997, the value at risk related to hedging activities, excluding the physical inventory hedged, was $5 million and the value at risk on trading activities, predominantly partnership trading, was $2 million.

     The Corporation also uses interest rate conversion agreements to reduce exposure to rising interest rates. At December 31, 1997, the Corporation has $300 million of notional value interest rate conversion agreements which effectively reduce its percentage of floating rate debt from 49% to 35%. These agreements relate to the Corporation's outstanding debt of $2,127 million, which together with the interest rate swaps, has a fair value of $2,234 million at December 31. A 10% change in interest rates would change the fair values of debt and related swaps by $48 million.

     The Corporation also hedges a portion of its exposure to fluctuating foreign exchange rates, principally the Pound Sterling. Generally, the Corporation uses forward contracts to fix the exchange rate on a portion of the currency used in its North Sea operations. The possible change in fair value of those contracts from a 10% change in the exchange rate is estimated to be $18 million at December 31.

Year 2000

Some older computer programs use two digits rather than four to reflect dates used in performing calculations. As a result, these programs may not properly recognize the year 2000 and errors may result. The Corporation has instituted a program to identify these computer programs and modify or replace its systems so that they will function properly in the year 2000. Since 1995, the Corporation has been installing new financial systems in its United States operations as part of its financial reengineering project. While the primary purpose of this project is to increase efficiency and effectiveness, the software being installed is year 2000 compliant.

     The Corporation is also taking actions, using internal and external resources, to modify or replace the remaining United States and foreign computer applications that are not year 2000 compliant. The Corporation is expensing these costs as incurred and expects that the total future costs of this program will be approximately $15 million, a portion of which is included in its normal information technology budget. The Corporation does not presently expect that its operations will be materially affected by problems with its computer systems or those of third parties with whom it deals.

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

     The Corporation produces gasolines that meet the current requirements for oxygenated and reformulated gasolines of the Clean Air Act of 1990. Reformulated gasolines decrease emissions of volatile and toxic organic compounds. The Corporation's production of reformulated gasolines from the Virgin Islands and Port Reading facilities meets its marketing requirements. The Corporation's Virgin Islands refinery can also produce gasolines that comply with the requirements for reformulated gasolines that begin in 2000. This refinery also has desulfurization capabilities enabling it to produce low-sulfur diesel fuel that meets the requirements of the Clean Air Act. The Corporation can also produce gasoline and diesel fuel that meet the requirements of the California Air Resources Board.

     The Corporation expects continuing expenditures for environmental assessment and remediation. Sites where corrective action may be necessary include gasoline stations, terminals, refineries (including solid waste management units under permits issued pursuant to the Resource Conservation and Recovery Act) and, although not significant, Superfund sites where the Corporation has been named a potentially responsible party under the Superfund legislation. The Corporation expects that existing reserves for environmental liabilities will adequately cover costs of assessing and remediating known sites.

     The Corporation expended $12 million in 1997, $13 million in 1996 and $15 million in 1995 for remediation. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $5 million in 1997, $7 million in 1996 and $15 million in 1995.

Forward Looking Information

Certain sections of the Financial Review, including references to the Corporation's future results of operations and financial position, capital expenditures, the proposed refining joint venture, derivative disclosures and year 2000 and environmental sections, represent forward looking information. The disclosures are based on the Corporation's current understanding and assessment of these activities and reasonable assumptions about the future. Actual results may differ from these disclosures because of changes in market conditions, governmental actions and other factors.

Dividends

Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 1997 and 1996.

Stock Market Information

The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 1997 and 1996 were as follows:

--------------------------------------------------------------------------------
                                   1997                      1996
                            -------------------      ------------------
Quarter Ended                High        Low          High         Low
--------------------------------------------------------------------------------
March 31                    62          52 3/8       55 3/4       50 3/4
June 30                     56 3/8      47 3/8       59 7/8       52 1/8
September 30                62 3/4      54 3/16      54 5/8       47 1/2
December 31                 64 1/2      49 5/16      60 1/2       52 1/2
================================================================================

Quarterly Financial Data

Quarterly results of operations for the years ended December 31, 1997 and 1996 follow (millions of dollars, except per share data):

-------------------------------------------------------------------------------------------
                                      Income                                            Net
               Sales                  (loss)                                         income
           and other               excluding                           Net           (loss)
           operating       Gross     special      Special           income        per share
Quarter     revenues      profit(a)    items        items           (loss)        (diluted)
-------------------------------------------------------------------------------------------
1997
   First      $2,397      $  336      $    4       $   --          $    4       $       .05
   Second      1,834         312          31           11(b)           42               .45
   Third       1,885         342          23           --              23               .25
   Fourth      2,118         270         (44)         (17)(c)         (61)             (.67)
-------------------------------------------------------------------------------------------
      Total   $8,234      $1,260      $   14       $   (6)         $    8       $       .08
===========================================================================================
1996
   First      $2,215      $  376      $   66       $   --          $   66       $       .71
   Second      2,095         320          26          350(b)          376              4.04
   Third       1,746         300          27           71(b)           98              1.05
   Fourth      2,216         471         117            3(d)          120              1.29
-------------------------------------------------------------------------------------------
      Total   $8,272      $1,467      $  236       $  424          $  660       $      7.09
===========================================================================================

(a) Gross profit represents sales and other operating revenues less cost of products sold and operating expenses and depreciation, depletion and amortization.

(b)  Represents net gains on asset sales.

(c) Reflects an after-tax charge of $55 million for the impairment of the Durward and Dauntless Fields in the United Kingdom North Sea and income of $38 million from a refund of United Kingdom taxes.

(d) Includes income of $25 million from the settlement of litigation on the right to drill certain South Atlantic leases and a charge of $22 million principally to reduce the carrying values of certain undeveloped leases.

     The results of operations for the periods reported herein should not be considered as indicative of future operating results.

Statement of
      Consolidated Income

            Amerada Hess Corporation and Consolidated Subsidiaries

-----------------------------------------------------------------------------------------------------------------------
                                                                                 For the Years Ended December 31
                                                                       ------------------------------------------------
Thousands of dollars, except per share data                                   1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------
Revenues
   Sales (excluding excise taxes) and other operating revenues         $ 8,233,723      $ 8,272,186      $ 7,302,307
   Non-operating revenues
      Asset sales                                                           16,463          529,271           96,010
      Other                                                                 89,860          128,254          126,472
-----------------------------------------------------------------------------------------------------------------------
        Total revenues                                                   8,340,046        8,929,711        7,524,789
-----------------------------------------------------------------------------------------------------------------------
Costs and Expenses
   Cost of products sold and operating expenses                          6,301,046        6,074,695        5,226,157
   Exploration expenses, including dry holes and lease impairment          373,180          342,860          350,378
   Selling, general and administrative expenses                            649,815          602,329          617,871
   Interest expense                                                        136,149          165,501          247,465
   Depreciation, depletion and amortization                                672,669          730,382          851,406
   Asset impairment                                                         80,602               --          584,161
   Provision for income taxes                                              119,085          353,845           41,764
-----------------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                         8,332,546        8,269,612        7,919,202
-----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                      $     7,500      $   660,099      $  (394,413)
=======================================================================================================================
Net Income (Loss) Per Share
   Basic                                                               $       .08      $      7.13      $     (4.26)
   Diluted                                                             $       .08      $      7.09      $     (4.26)
=======================================================================================================================

Statement of
      Consolidated Retained Earnings


-----------------------------------------------------------------------------------------------------------------------
                                                                                 For the Years Ended December 31
                                                                       ------------------------------------------------
Thousands of dollars, except per share data                                  1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------
   Balance at Beginning of Year                                        $2,613,920       $2,017,064       $2,467,267
      Net income (loss)                                                     7,500          660,099         (394,413)
      Dividends declared--common stock
         ($.60 per share in 1997, 1996 and 1995)                          (55,090)         (55,761)         (55,790)
      Common stock acquired and retired                                  (103,325)          (7,482)              --
-----------------------------------------------------------------------------------------------------------------------
   Balance at End of Year                                              $2,463,005       $2,613,920       $2,017,064
=======================================================================================================================


See accompanying notes to consolidated financial statements.

Consolidated
      Balance Sheet

      Amerada Hess Corporation and Consolidated Subsidiaries


-----------------------------------------------------------------------------------------------------------------
                                                                                             At December 31
                                                                                    -----------------------------
Thousands of dollars                                                                        1997             1996
-----------------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and cash equivalents                                                         $    91,154      $   112,522
   Accounts receivable
      Trade                                                                              951,796          812,175
      Other                                                                               41,302           35,954
   Inventories                                                                           937,949        1,272,312
   Other current assets                                                                  181,431          193,881
-----------------------------------------------------------------------------------------------------------------
      Total current assets                                                             2,203,632        2,426,844
-----------------------------------------------------------------------------------------------------------------
Investments and Advances                                                                 250,458          218,573
-----------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment
   Exploration and production                                                          8,779,807        8,233,445
   Refining                                                                            2,688,403        2,650,486
   Marketing                                                                           1,025,178          883,555
   Shipping                                                                              128,247          134,933
-----------------------------------------------------------------------------------------------------------------
      Total--at cost                                                                  12,621,635       11,902,419
   Less reserves for depreciation, depletion, amortization and lease impairment        7,430,841        6,995,136
-----------------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                                               5,190,794        4,907,283
-----------------------------------------------------------------------------------------------------------------
Deferred Income Taxes and Other Assets                                                   289,735          231,781
-----------------------------------------------------------------------------------------------------------------
Total Assets                                                                         $ 7,934,619      $ 7,784,481
=================================================================================================================

-----------------------------------------------------------------------------------------------------
                                                                                At December 31
                                                                        -----------------------------
                                                                               1997              1996
-----------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
   Accounts payable--trade                                              $   752,576       $   666,172
   Accrued liabilities                                                      513,389           501,369
   Deferred revenue                                                         175,684           103,031
   Taxes payable                                                            195,692           258,723
   Notes payable                                                             17,825            18,000
   Current maturities of long-term debt                                      84,685           189,685
-----------------------------------------------------------------------------------------------------
      Total current liabilities                                           1,739,851         1,736,980
-----------------------------------------------------------------------------------------------------
Long-Term Debt                                                            1,975,281         1,660,998
-----------------------------------------------------------------------------------------------------
Capitalized Lease Obligations                                                27,752            50,818
-----------------------------------------------------------------------------------------------------
Deferred Liabilities and Credits
   Deferred income taxes                                                    562,371           616,900
   Other                                                                    413,665           335,154
-----------------------------------------------------------------------------------------------------
      Total deferred liabilities and credits                                976,036           952,054
-----------------------------------------------------------------------------------------------------
Stockholders' Equity
   Preferred stock, par value $1.00
      Authorized--20,000,000 shares for issuance in series                       --                --
   Common stock, par value $1.00
      Authorized--200,000,000 shares
      Issued--91,451,205 shares in 1997; 93,073,305 shares in 1996           91,451            93,073
   Capital in excess of par value                                           774,631           754,559
   Retained earnings                                                      2,463,005         2,613,920
   Equity adjustment from foreign currency translation                     (113,388)          (77,921)
-----------------------------------------------------------------------------------------------------
      Total stockholders' equity                                          3,215,699         3,383,631
-----------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                              $ 7,934,619       $ 7,784,481
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

Statement of
      Consolidated Cash Flows

            Amerada Hess Corporation and Consolidated Subsidiaries


-----------------------------------------------------------------------------------------------------------------------
                                                                                 For the Years Ended December 31
                                                                        -----------------------------------------------
Thousands of dollars                                                           1997              1996              1995
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net income (loss)                                                    $     7,500       $   660,099       $  (394,413)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities
        Depreciation, depletion and amortization                            672,669           730,382           851,406
        Asset impairment                                                     80,602                --           584,161
        Exploratory dry hole costs and lease impairment                     228,536           217,426           220,544
        Pre-tax gain on asset sales                                         (16,463)         (529,271)          (96,010)
        Increase in accounts receivable                                    (148,488)          (66,452)         (226,790)
        (Increase) decrease in inventories                                  333,477          (434,206)          106,357
        Increase in accounts payable, accrued liabilities and
           deferred revenue                                                 198,596           110,736           328,457
        Increase (decrease) in taxes payable                                (46,626)           32,623            67,229
        Changes in deferred income taxes and other                          (59,796)           86,384          (199,934)
-----------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                      1,250,007           807,721         1,241,007
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
   Capital expenditures
      Exploration and production                                         (1,157,938)         (788,286)         (626,518)
      Refining, marketing and other                                        (187,652)          (72,339)          (65,593)
-----------------------------------------------------------------------------------------------------------------------
           Total capital expenditures                                    (1,345,590)         (860,625)         (692,111)
   Proceeds from asset sales and other                                       63,017         1,037,073           177,344
   Investment in affiliate                                                       --                --           (31,552)
-----------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities           (1,282,573)          176,448          (546,319)
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
   Issuance (repayment) of notes                                              1,982           (72,046)           26,247
   Long-term borrowings                                                     398,391                --            25,000
   Repayment of long-term debt and capitalized lease obligations           (209,000)         (794,527)         (689,355)
   Cash dividends paid                                                      (55,373)          (55,746)          (55,788)
   Common stock acquired                                                   (122,283)           (8,236)               --
-----------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities               13,717          (930,555)         (693,896)
-----------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                                      (2,519)            2,837             2,144
-----------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                        (21,368)           56,451             2,936
Cash and Cash Equivalents at Beginning of Year                              112,522            56,071            53,135
-----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                $    91,154       $   112,522       $    56,071
=======================================================================================================================

See accompanying notes to consolidated financial statements.

Statement of Consolidated Changes in
      Common Stock and Capital in Excess of Par Value

            Amerada Hess Corporation and Consolidated Subsidiaries


---------------------------------------------------------------------------------------------------------
                                                                    Common stock
                                                           ----------------------------        Capital in
                                                            Number of                           excess of
Thousands of dollars                                           shares            Amount         par value
---------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                 92,995,755       $    92,996       $   743,537
   Distribution to trustee under executive incentive
      compensation and stock ownership plan (net)              15,500                15               715
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                               93,011,255            93,011           744,252
   Distribution to trustee under executive incentive
      compensation and stock ownership plans (net)            211,750               212            11,300
   Common stock acquired and retired                         (154,700)             (155)           (1,247)
   Employee stock options exercised                             5,000                 5               254
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                               93,073,305            93,073           754,559
   Distribution to trustee under executive incentive
      compensation and stock ownership plans (net)            719,000               719            38,145
   Common stock acquired and retired                       (2,368,100)           (2,368)          (19,419)
   Employee stock options exercised                            27,000                27             1,346
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                               91,451,205       $    91,451       $   774,631
=========================================================================================================


See accompanying notes to consolidated financial statements.

Notes to
      Consolidated Financial Statements

            Amerada Hess Corporation and Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Business: Amerada Hess Corporation and subsidiaries (the "Corporation") engage in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. These activities are conducted primarily in the United States, United Kingdom, Norway and Gabon. The Corporation also has oil and gas activities in Denmark, Indonesia, Thailand and other parts of the world. In addition, the Corporation manufactures, purchases, transports and markets refined petroleum products. The Corporation's major refining facility is in the United States Virgin Islands. Terminals and retail outlets are located principally on the East Coast of the United States.

     In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses in the income statement. Actual results could differ from those estimates. Among the estimates made by management are: oil and gas reserves, inventory valuations, pension liabilities, environmental obligations, depreciation, depletion and amortization, dismantlement costs and income taxes.

Principles of Consolidation: The consolidated financial statements include the accounts of Amerada Hess Corporation and subsidiaries. The Corporation's interests in oil and gas exploration and production ventures are proportionately consolidated.

     Investments in affiliated companies, owned 20% to 50% inclusive, are stated at cost of acquisition plus the Corporation's equity in undistributed net income since acquisition. The change in the equity in net income of these companies is included in non-operating revenues in the income statement.

     Intercompany transactions and accounts are eliminated in consolidation.

     Certain amounts in prior years' financial statements have been reclassified to conform with current year presentation, principally the inclusion of lease impairment as exploration expense.

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

Environmental Expenditures: The Corporation capitalizes environmental expenditures that increase the life or efficiency of property or that reduce or prevent environmental contamination. The Corporation accrues for environmental expenses resulting from existing conditions related to past operations when the costs are probable and reasonably estimable.

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

Foreign Currency Translation: The local currency is the functional currency (primary currency in which business is conducted) for the Corporation's North Sea operations. The U.S. dollar is the functional currency for other foreign operations. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity entitled "Equity adjustment from foreign currency translation." Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Hedging: The Corporation uses futures, forwards, options and swaps to hedge the effects of fluctuations in the prices of crude oil, natural gas and refined products and changes in interest rates and foreign currency values. These transactions meet the requirements for hedge accounting, including designation and correlation. The resulting gains or losses, measured by quoted market prices, termination values or other methods, are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of hedged transactions are expensed. On the balance sheet, deferred gains and losses are included in current assets and liabilities.

Trading: The results of commodity trading activities are marked to market, with gains and losses recorded in operating revenue.

Income Taxes: Deferred income taxes are determined on the liability method. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

2. Refining Joint Venture

In February 1998, the Corporation and Petroleos de Venezuela, S.A. ("PDVSA") signed an agreement in principle to create a joint venture to own and operate the Corporation's Virgin Islands refinery. PDVSA will acquire a 50% interest in the refinery for $625,000,000, consisting of $62,500,000 in cash and an interest-bearing note payable over ten years. The Corporation will also receive an additional note for $125,000,000, which is contingently payable based on the joint venture's future cash flow over ten years. This note will not be included in the purchase price for accounting purposes. Upon completion of the transaction, the Corporation presently estimates that it will record a loss of approximately $125,000,000.

     The transaction is subject to the preparation of definitive contracts, Virgin Islands governmental authorizations and corporate board approvals. The Corporation plans to account for its investment in the joint venture on the equity method.

3. Asset Impairment and Asset Sales

1997: The Corporation recorded a charge of $80,602,000 (approximately $55,000,000 after income taxes) for impairment of long-lived assets and a long-term operating lease, as a result of reserve revisions on its Durward and Dauntless Fields in the United Kingdom North Sea. The amount of the charge was determined by estimating the fair values of these facilities based on future net cash flows.

     In 1997, the Corporation also sold its interest in a small United States natural gas field resulting in an after-tax gain of $10,700,000.

1996: The Corporation sold exploration and production assets in 1996 resulting in a net gain of $421,150,000. These sales included the Corporation's Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets.

1995: Upon adoption of FAS No. 121, the Corporation recorded an impairment charge for long-lived assets and a long-term operating lease of $584,161,000 ($415,542,000 after income taxes). Of the after-tax amount, $346,396,000 related to refining, marketing and shipping operations, principally a refining facility and ocean going vessels. The remainder related to oil and gas producing properties.

     In 1995 the Corporation also sold a crude oil pipeline and gathering system in the southeastern United States, an interest in an undeveloped United Kingdom natural gas field and various other assets. The net gain from these asset sales was $68,100,000.

4. Inventories

Inventories at December 31 are as follows:

--------------------------------------------------------------------------------
Thousands of dollars                                      1997              1996
--------------------------------------------------------------------------------
Crude oil and other charge stocks                   $  269,783        $  441,071
Refined and other finished products                    564,973           734,141
--------------------------------------------------------------------------------
                                                       834,756         1,175,212
Materials and supplies                                 103,193            97,100
--------------------------------------------------------------------------------
      Total                                         $  937,949        $1,272,312
================================================================================

5. Short-Term Notes Payable and Related Lines of Credit

Short-term notes payable to banks totaled $17,825,000 and $18,000,000 at December 31, 1997 and 1996, respectively. The weighted average interest rates on these borrowings were 7.0% and 7.5%. At December 31, 1997, the Corporation has unused lines of credit under uncommitted arrangements with banks aggregating approximately $464,000,000. No compensating balances or fees are required for these lines of credit.

6. Long-Term Debt

Long-term debt at December 31 consists of the following:

--------------------------------------------------------------------------------
Thousands of dollars                                       1997             1996
--------------------------------------------------------------------------------
6.1% Marine Terminal Revenue Bonds--
   Series 1994--City of Valdez, Alaska,
   due 2024                                          $   20,000       $   20,000
Pollution Control Revenue Bonds, weighted
   average rate 6.6%, due through 2022                   52,590           52,574
Fixed rate notes, payable principally to
   insurance companies, weighted
   average rate 8.5%, due through 2014                1,013,376        1,202,100
Global Revolving Credit Facility with
   banks, weighted average rate 6.1%*,
   due 2002                                             968,000               --
Revolving Credit Agreements with banks                       --          571,609
Other loans, weighted average rate 8.2%,
   due through 2007                                       6,000            4,400
--------------------------------------------------------------------------------
                                                      2,059,966        1,850,683
Less amount included in
   current maturities                                    84,685          189,685
--------------------------------------------------------------------------------
      Total                                          $1,975,281       $1,660,998
================================================================================

* Includes effect of interest rate conversion agreements.

     The aggregate long-term debt maturing during the next five years is as follows (in thousands): 1998--$84,685 (included in current liabilities); 1999--$141,686; 2000--$400; 2001--$20,400 and 2002--$1,163,400.

     The Corporation's long-term debt agreements contain various restrictions and conditions, including working capital requirements and limitations on total borrowings and cash dividends. At December 31, 1997, the ratio of current assets to current liabilities of 1.3 to 1 exceeds the required working capital ratio of 1 to 1. The Corporation has additional borrowing capacity of $1,032,000,000 for the construction or acquisition of assets and $678,000,000 of retained earnings free of dividend restrictions.

     During 1997, the Corporation refinanced its revolving credit agreements in the United States and United Kingdom with a $2,000,000,000 Global Revolving Credit Facility (the "Facility"), of which $968,000,000 is outstanding at December 31. Outstanding amounts are due to be repaid in 2002, but may be extended for an additional two years with the consent of the lenders. Borrowings bear interest at a margin above the London Interbank Offered Rate ("LIBOR") based on the Corporation's capitalization ratio. The current borrowing rate is
 .165% above LIBOR. Facility fees of .11% per annum are payable on the amount of the credit line.

     The Corporation sold a portion of its following year crude oil production in 1997 and 1996 and used the proceeds to repay revolving credit debt. Accordingly, at December 31, 1997 and 1996, $173,681,000 and $101,028,000,
respectively, are included in deferred revenue on the balance sheet.

     At December 31, 1997, the Corporation has interest rate conversion agreements, accounted for by the accrual method, that effectively convert floating rate debt to fixed rate debt, reducing the percentage of its floating rate debt from 49% to 35%.

     In 1997, the Corporation capitalized interest of $10,284,000 on major development projects. No interest was capitalized in 1996 or 1995.

     The total amount of interest paid, principally on short-term and long-term debt, in 1997, 1996 and 1995 was $146,795,000, $176,033,000 and $254,760,000,
respectively.

7. Stockholders' Equity

The Corporation has outstanding stock options and nonvested common stock under its Executive Long-Term Incentive Compensation and Stock Ownership Plan (which expired in 1997) and its 1995 Long-Term Incentive Plan. Generally, stock options vest one year from the date of grant and the exercise price equals or exceeds the market price on the date of grant. Nonvested common stock vests three or five years from the date of grant, depending on the terms of the award.

      The Corporation's stock option activity in 1997 and 1996 consisted of the following:

--------------------------------------------------------------------------------
                                                                       Weighted-
                                                                         average
                                                    Options       exercise price
                                                (thousands)            per share
--------------------------------------------------------------------------------
Granted in 1995, approved in 1996                      863                $56.39
Granted in 1996                                        629                 62.22
Exercised                                               (5)                51.75
Forfeited                                              (66)                56.39
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                     1,421                 58.99
Granted                                                873                 54.75
Exercised                                              (27)                50.86
Forfeited                                              (19)                59.52
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                     2,248                $57.43
================================================================================
Exercisable at December 31, 1997                     1,376                $59.14
================================================================================

     Exercise prices for employee stock options at December 31, 1997 ranged from $49.00 to $64.75 per share. The weighted-average remaining contractual life of employee stock options is 9 years.

     In complying with FAS No. 123, Accounting for Stock-Based Compensation, the Corporation used the Black-Scholes model to estimate the fair value of employee stock options for pro forma disclosure of the effects on net income and earnings per share. The Corporation used the following weighted-average assumptions in the Black-Scholes model for 1997 and 1996, respectively: risk-free interest rates of 5.9% and 5.8%; expected stock price volatility of .220 and .213; a dividend yield of 1.1%; and an expected life of seven years. The Corporation's net income would have been reduced by approximately $7,600,000 in 1997 and $7,700,000 in 1996 ($.08 per share, diluted, in both years) if option expense were recorded using the fair value method.

     The weighted-average fair values of options granted for which the exercise price equaled the market price on the date of grant were $18.69 in 1997 and $18.91 in 1996. In 1996, the fair value of options granted for which the exercise price exceeded the market price on the date of grant was $15.47.

     Total compensation expense for nonvested common stock was $11,553,000 in 1997 and $5,915,000 in 1996. Awards of nonvested common stock were as follows:

--------------------------------------------------------------------------------
                                               Shares of
                                               nonvested               Weighted-
                                            common stock                 average
                                                 awarded           price on date
                                             (thousands)                of grant
--------------------------------------------------------------------------------
Granted in 1995, approved in 1996                    203                  $49.81
Granted in 1996                                       95                   57.30
Granted in 1997                                      746                   53.94
================================================================================

     At December 31, 1997, the number of common shares reserved for issuance is as follows:

--------------------------------------------------------------------------------
1995 Long-Term Incentive Plan
   Future distributions                                                1,452,500
   Stock options outstanding                                           2,248,000
   Stock appreciation rights                                              52,000
Warrants*                                                              1,051,584
--------------------------------------------------------------------------------
      Total                                                            4,804,084
================================================================================

* Issued in connection with an insurance company financing, exercisable through June 27, 2001 at $64.66 per share.

     In January 1998, the Corporation issued an additional 862,500 options under the 1995 Long-Term Incentive Plan.

8. Foreign Currency Translation

Foreign currency exchange transactions reflected in net income (after income tax effect) amounted to gains of $5,073,000 in 1997, $1,813,000 in 1996 and $1,475,000 in 1995.

     The equity adjustment from foreign currency translation, reflected in the balance sheet as a reduction of stockholders' equity, increased by $35,467,000 in 1997. The change was due to the stronger U.S. dollar at year-end, which resulted in lower translated values for net foreign assets recorded in local currencies. In 1996, the equity account decreased by $116,010,000 as a result of a weaker dollar than in 1995 and the sale of the Corporation's Canadian operations, which had a cumulative translation adjustment of $33,541,000.

9. Pension Plans

The Corporation has noncontributory, defined benefit pension plans covering substantially all employees, except those covered by union pension plans. Retirement benefits are based on credited service and final average compensation. The Corporation's policy is to fund pension costs accrued, except where funding limitations are imposed under income tax regulations.

     Pension expense consisted of:

--------------------------------------------------------------------------------
Thousands of dollars                         1997           1996           1995
--------------------------------------------------------------------------------
Cost of benefits earned                  $ 19,109       $ 17,915       $ 27,270
Accrued interest on
   projected benefit
   obligation                              33,162         29,961         26,149
Return on plan assets                     (63,598)       (40,960)       (67,063)
Net amortization and deferral              27,744          8,558         39,707
--------------------------------------------------------------------------------
      Total pension expense              $ 16,417       $ 15,474       $ 26,063
================================================================================

     Plan assets include fixed income and equity securities, including investments in commingled funds. A summary of the funded status of the Corporation's pension plans at December 31 follows:

--------------------------------------------------------------------------------
Thousands of dollars                                       1997            1996
--------------------------------------------------------------------------------
Market value of plan assets                           $ 427,912       $ 381,532
Book reserves                                            53,688          47,517
--------------------------------------------------------------------------------
      Total assets and reserves                         481,600         429,049
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation
   Vested                                               375,697         339,442
   Non-vested                                            12,071          13,355
--------------------------------------------------------------------------------
      Total                                             387,768         352,797
Effects of projected future salary increases             76,960          67,001
--------------------------------------------------------------------------------
Projected benefit obligation                            464,728         419,798
--------------------------------------------------------------------------------
Total assets and reserves in excess
   of projected benefit obligation                    $  16,872       $   9,251
================================================================================
Components of assets and reserves
   in excess of projected benefit obligation
     Unrecognized prior service costs                 $ (10,321)      $ (11,601)
     Unrecognized net experience gains                   27,193          20,852
--------------------------------------------------------------------------------
      Total                                           $  16,872       $   9,251
================================================================================

     The discount rate and assumed rate of future salary increases used in determining the actuarial present value of the projected benefit obligation were 7% and 5%, respectively, in 1997 and 7.5% and 5.5%, respectively, in 1996. The assumed long-term rate of return on plan assets was 8.5% in 1997 and 1996.

     The Corporation has a nonqualified supplemental pension plan covering certain employees, which provides for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plan if it were not for limitations imposed by income tax regulations. The projected benefit obligation related to this unfunded plan totaled $35,606,000 at December 31, 1997 and $29,562,000 at December 31, 1996. Pension expense for the plan was $5,098,000 in 1997, $3,970,000 in 1996 and $3,706,000 in 1995. At December 31, 1997, the
Corporation has accrued $20,138,000 for this plan. The Corporation has established a trust for use in funding the supplemental pension plan.

10. Provision for Income Taxes

The provision for income taxes consisted of:

--------------------------------------------------------------------------------
Thousands of dollars                    1997               1996            1995
--------------------------------------------------------------------------------
United States Federal
   Current                         $  16,210          $  20,156       $   4,411
   Deferred                          (27,254)             6,528        (190,512)
State                                  1,418              4,904           2,796
--------------------------------------------------------------------------------
                                      (9,626)            31,588        (183,305)
--------------------------------------------------------------------------------
Foreign
   Current                           181,665(a)         285,302         190,609
   Deferred                          (41,599)            36,955          34,460
--------------------------------------------------------------------------------
                                     140,066            322,257         225,069
--------------------------------------------------------------------------------
Adjustment of deferred tax
   liability for foreign
   income tax rate change            (11,355)                --              --
--------------------------------------------------------------------------------
      Total                        $ 119,085          $ 353,845       $  41,764
================================================================================

(a) Includes income tax refund of $38,180.

     Income (loss) before income taxes consisted of the following:

--------------------------------------------------------------------------------
Thousands of dollars                     1997             1996             1995
--------------------------------------------------------------------------------
United States                      $    3,533       $   55,678       $ (656,190)
Foreign*                              123,052          958,266          303,541
--------------------------------------------------------------------------------
      Total                        $  126,585       $1,013,944       $ (352,649)
================================================================================

*Foreign income includes the Corporation's Virgin Islands, shipping and other operations located outside of the United States.

     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

--------------------------------------------------------------------------------
Thousands of dollars                                     1997              1996
--------------------------------------------------------------------------------
Deferred tax liabilities
   Fixed assets                                     $ 390,214         $ 405,617
   Foreign petroleum taxes                            294,004           316,942
   Other                                               51,778            50,823
--------------------------------------------------------------------------------
      Total deferred tax liabilities                  735,996           773,382
--------------------------------------------------------------------------------
Deferred tax assets
   Accrued liabilities                                170,730           152,323
   Net operating and capital loss
     carryforwards                                    471,583           396,872
   Tax credit carryforwards                           132,014           124,455
   Other                                               41,826            18,390
--------------------------------------------------------------------------------
      Total deferred tax assets                       816,153           692,040
   Valuation allowance                               (330,119)         (271,213)
--------------------------------------------------------------------------------
      Net deferred tax assets                         486,034           420,827
--------------------------------------------------------------------------------
      Net deferred tax liabilities                  $ 249,962         $ 352,555
================================================================================

     The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:

--------------------------------------------------------------------------------
                                          1997          1996              1995
--------------------------------------------------------------------------------
United States statutory rate              35.0%         35.0%            (35.0)%
Effect of foreign operations,
   including foreign tax credits
  --Virgin Islands subsidiary             60.9          (2.6)              9.4
  --Other                                 11.4           2.0              37.3
Effect of capital
   loss carryforward                      (8.3)           .5               1.1
State income taxes, net of
   Federal income tax benefit               .7            .3                .5
Prior year adjustments                    (3.5)          (.1)              (.7)
Tax credits                                (.8)          (.1)              (.6)
Other                                     (1.3)          (.1)              (.2)
--------------------------------------------------------------------------------
      Total                               94.1%         34.9%             11.8%
================================================================================

     The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $1.1 billion at December 31, 1997, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $200 million would have been required.

     For income tax reporting at December 31, 1997, the Corporation has general business credit carryforwards of approximately $25 million, principally expiring in 1999 through 2001. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $95 million, which can be carried forward indefinitely. The Corporation's Virgin Islands refining subsidiary, which is the subject of an agreement in principle to form a 50% joint venture, has a net operating loss carryforward of approximately $1.2 billion, expiring through 2012.

     Income taxes paid (net of refunds) in 1997, 1996 and 1995 amounted to $259,767,000, $294,905,000 and $101,066,000, respectively.

11. Net Income Per Share

The weighted average number of common shares used in the basic and diluted earnings per share computations are summarized below:

--------------------------------------------------------------------------------
Thousands of shares                             1997          1996          1995
--------------------------------------------------------------------------------
Common shares--basic                          91,254        92,552        92,509
Effect of dilutive securities
   Nonvested common stock                        858           539            --
   Stock options                                  51            19            --
--------------------------------------------------------------------------------
Common shares--diluted                        92,163        93,110        92,509
================================================================================

     Diluted common shares include shares that would be outstanding assuming the fulfillment of restrictions on nonvested shares and the exercise of stock options. The above table excludes the effect of out-of-the-money options on 867,000 shares and 337,000 shares in 1997 and 1996, respectively. In 1995, the table excludes the antidilutive effect of 493,000 nonvested common shares.

12. Financial Instruments, Hedging and Trading Activities

The Corporation uses futures, forwards, options and swaps, individually or in combination, to reduce the effects of fluctuations in crude oil, natural gas and refined product prices. In addition, the Corporation uses interest rate conversion agreements to fix the interest rates on a portion of its long-term, floating-rate debt. Foreign currency contracts are used to protect the Corporation from changes in exchange rates.

Commodity Hedging: At December 31, 1997, the Corporation's hedging activities included commodity and financial contracts maturing mainly in 1998, covering 11,800,000 barrels of crude oil and refined products (17,200,000 barrels in 1996) and 9,300,000 Mcf of natural gas (24,300,000 Mcf in 1996). Of the crude oil and refined product hedges, 7,300,000 barrels related to exploration and production activities (6,900,000 barrels in 1996), and the remainder related to refining and marketing operations.

     The Corporation produced 80,000,000 barrels of crude oil and natural gas liquids and 207,000,000 Mcf of natural gas in 1997, and had approximately 41,000,000 barrels of crude oil and refined products in its refining and marketing inventories at December 31, 1997. Since the contracts described above are designated as hedges and correlate to price movements of crude oil, natural gas and refined products, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. Net deferred gains from the Corporation's hedging activities were approximately $22,000,000 at December 31, 1997, including $17,000,000 of unrealized gains.

Financial Instruments: At December 31, 1997, the Corporation has $300,000,000 in interest rate conversion agreements outstanding (none at December 31, 1996). The Corporation has $179,150,000 of notional value foreign currency forward and purchased option contracts maturing generally in 1998 ($270,300,000 at December 31, 1996) and $38,800,000 in letters of credit outstanding ($37,000,000 at December 31, 1996). Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

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

     The carrying amounts of the Corporation's financial instruments and commodity contracts, including those used in the Corporation's hedging activities, generally approximate their fair values at December 31, except as follows:

--------------------------------------------------------------------------------------------
                                                    1997                        1996
                                          ----------------------      ----------------------
                                           Balance                     Balance
                                             sheet          Fair         sheet          Fair
Millions of dollars, asset (liability)      amount         value        amount         value
--------------------------------------------------------------------------------------------
Long-term, fixed-rate debt                $(1,091)      $(1,194)      $(1,279)      $(1,379)
Interest rate conversion
   agreements                                  --            (4)           --            --
Foreign currency exchange
   agreements and options                      --             4            --            18
============================================================================================

Market and Credit Risks: The Corporation's financial instruments expose it to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Counterparties to the Corporation's financial instruments are major financial institutions and their credit worthiness is subject to continuing review, however, full performance is anticipated.

Commodity Trading: The Corporation, principally through a consolidated partnership formed in 1997, trades energy commodities, including futures, forwards, options and swaps, based on expectations of future market conditions. The Corporation's 1997 net income from trading activities, including its share of the results of the trading partnership, was approximately $4,000,000.

     The following table presents the year-end fair values of energy commodities and derivative instruments used in trading activities and the average aggregate fair values during the year.

--------------------------------------------------------------------------------
                                                             Fair Value
                                                    ----------------------------
                                                              At
                                                    December 31,    Average for
Millions of dollars, asset (liability)                      1997           1997
--------------------------------------------------------------------------------
Commodities                                                 $ 33           $ 21
Futures and forwards
   Assets                                                     20             13
   Liabilities                                               (14)            (9)
Options
   Held                                                       (4)            (2)
   Written                                                     6              1
Swaps
   Assets                                                      3              4
   Liabilities                                                (1)            (1)
================================================================================

     Notional amounts of commodities and derivatives relating to trading activities follow:

--------------------------------------------------------------------------------
                                                                             At
                                                                   December 31,
Millions of barrels of oil equivalent                                      1997
--------------------------------------------------------------------------------
Commodities                                                                   2
Futures and forwards--Long                                                   26
                    --Short                                                 (28)
Options--Held                                                                 8
       --Written                                                            (10)
Swaps*--Long                                                                  7
      --Short                                                                (9)
================================================================================

* Includes 4 million barrels long and 6 million barrels short related to basis swaps.

13. Leased Assets

The Corporation and certain of its subsidiaries lease floating production systems, drilling rigs, tankers, gasoline stations, office space and other assets for varying periods. At December 31, 1997, the Corporation had net capital lease assets of $74,912,000, representing natural gas production and transportation facilities in the United Kingdom, which are included in property, plant and equipment in the balance sheet.

     At December 31, 1997, future minimum rental payments applicable to capital and noncancelable operating leases with remaining terms of one year or more (other than oil and gas leases) are as follows:

--------------------------------------------------------------------------------
                                                    Operating            Capital
Thousands of dollars                                   Leases             Leases
--------------------------------------------------------------------------------
1998                                               $  296,772         $   24,018
1999                                                  276,036             27,966
2000                                                  254,983                 --
2001                                                   94,391                 --
2002                                                   70,889                 --
Remaining years                                       398,726                 --
--------------------------------------------------------------------------------
Total minimum lease payments                        1,391,797             51,984
Less: Imputed interest                                     --              2,487
      Income from subleases                            50,324                 --
--------------------------------------------------------------------------------
Net minimum lease payments                         $1,341,473         $   49,497
================================================================================
Capitalized lease obligations--
   Current                                                            $   21,745
   Long-term                                                              27,752
--------------------------------------------------------------------------------
      Total                                                           $   49,497
================================================================================

     Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:

--------------------------------------------------------------------------------
Thousands of dollars                        1997            1996            1995
--------------------------------------------------------------------------------
Total rental expense                    $195,246        $185,669        $179,255
Less income from subleases                11,792           5,264           1,748
--------------------------------------------------------------------------------
   Net rental expense                   $183,454        $180,405        $177,507
================================================================================

14. Information on Major Operating Activities

Financial data by major geographic area for each of the three years ended December 31, 1997 follow:

--------------------------------------------------------------------------------------
                                                                            Consol-
Millions of dollars          United States(a)     Europe        Other        idated(b)
--------------------------------------------------------------------------------------
1997
   Operating revenues
    Unaffiliated customers         $ 6,557       $ 1,619      $    58       $ 8,234
    Intergeographic
      transfers                         --            --           77
   Operating profit (loss)(c)          (93)          321           19           247
   Gain on asset sales                  16            --           --            16
   Identifiable assets               5,115         2,573          247         7,935
   Net assets                        2,041           936          239         3,216
======================================================================================
1996
   Operating revenues
    Unaffiliated customers         $ 6,589       $ 1,568      $   115       $ 8,272
    Intergeographic
      transfers                         --            --          104
   Operating profit(c)                 123           451           77           651
   Gain on asset sales                 196            56          277           529
   Identifiable assets               5,046         2,502          236         7,784
   Net assets                        2,054         1,038          292         3,384
======================================================================================
1995
   Operating revenues
    Unaffiliated customers         $ 5,750       $ 1,320      $   232       $ 7,302
    Intergeographic
      transfers                         --            71           96
   Operating profit (loss)(c)         (611)          286          124          (201)
   Gain (loss) on asset sales           75            23           (2)           96
   Identifiable assets               4,804         2,308          644         7,756
   Net assets                        1,236           869          555         2,660
======================================================================================

(a)  Includes U.S. Virgin Islands and shipping operations.

(b) After elimination of transactions between affiliates, which are valued at approximate market prices.

(c)  Excludes asset sales.

   The following table presents financial data by major operating activity for each of the three years ended December 31, 1997:

----------------------------------------------------------------------------------------------------------------------
                                                  Exploration and   Refining, Marketing
Millions of dollars                                    Production          and Shipping     Corporate  Consolidated(a)
----------------------------------------------------------------------------------------------------------------------
1997
   Operating revenues
    Total operating revenues                              $ 3,091               $ 5,285       $     1
    Less: Transfers between affiliates                        142                     1            --
----------------------------------------------------------------------------------------------------------------------
      Operating revenues from unaffiliated customers      $ 2,949               $ 5,284       $     1       $ 8,234
======================================================================================================================
   Operating profit (loss)(b)                             $   400               $  (110)      $   (43)      $   247
   Gain on asset sales                                         16                    --            --            16
   Interest expense                                            --                    --          (136)         (136)
   (Provision) benefit for income taxes                      (164)                   --            45          (119)
----------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                   $   252               $  (110)      $  (134)      $     8
======================================================================================================================
   Depreciation, depletion and amortization               $   553               $   118       $     2       $   673
   Asset impairment                                            81                    --            --            81
   Identifiable assets                                      3,727                 3,713           495         7,935
   Capital expenditures                                     1,158                   183             5         1,346
======================================================================================================================
1996
   Operating revenues
    Total operating revenues                              $ 3,166               $ 5,283       $     2
    Less: Transfers between affiliates                        177                     1             1
----------------------------------------------------------------------------------------------------------------------
      Operating revenues from unaffiliated customers      $ 2,989               $ 5,282       $     1       $ 8,272
======================================================================================================================
   Operating profit (loss)(b)                             $   523               $   174       $   (46)      $   651
   Gain on asset sales                                        529                    --            --           529
   Interest expense                                            --                    --          (166)         (166)
   (Provision) benefit for income taxes                      (418)                    7            57          (354)
----------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                   $   634               $   181       $  (155)      $   660
======================================================================================================================
   Depreciation, depletion and amortization               $   603               $   125       $     2       $   730
   Identifiable assets                                      3,600                 3,802           382         7,784
   Capital expenditures                                       788                    68             5           861
======================================================================================================================
1995
   Operating revenues
    Total operating revenues                              $ 2,888               $ 4,528       $   197
    Less: Transfers between affiliates                        245                     2            64
----------------------------------------------------------------------------------------------------------------------
      Operating revenues from unaffiliated customers      $ 2,643               $ 4,526       $   133       $ 7,302
======================================================================================================================
   Operating profit (loss)(b)                             $   351               $  (514)      $   (38)      $  (201)
   Gain on asset sales                                         51                     7            38            96
   Interest expense                                            --                    --          (247)         (247)
   (Provision) benefit for income taxes                      (250)                  153            55           (42)
----------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                   $   152               $  (354)      $  (192)      $  (394)
======================================================================================================================
   Depreciation, depletion and amortization               $   682               $   164       $     5       $   851
   Asset impairment                                           106                   478            --           584
   Identifiable assets                                      3,920                 3,476           360         7,756
   Capital expenditures                                       626                    63             3           692
======================================================================================================================

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


/s/ John Y. Schreyer

John Y. Schreyer
Executive Vice President and Chief Financial Officer

Report
      of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Amerada Hess Corporation

We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, retained earnings, changes in common stock and capital in excess of par value and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the consolidated financial statements, in 1995 the Corporation adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.


                              /s/ Ernst & Young LLP

                                  Ernst & Young LLP


New York, NY
February 19, 1998

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

     During 1996, the Corporation sold its Canadian and Abu Dhabi operations and certain United States and United Kingdom producing properties. In the geographic data which follows, information on Canada and Abu Dhabi has been combined for disclosure purposes.

Costs Incurred in Oil and Gas Producing Activities

-----------------------------------------------------------------------------------------------------------------------------
                                                                          United                 Africa, Asia     Canada and
For the Years Ended December 31 (Millions of dollars)        Total        States         Europe     and other      Abu Dhabi
-----------------------------------------------------------------------------------------------------------------------------
1997
   Property acquisitions                                      $237          $ 39           $193           $ 5            $--
   Exploration                                                 383           131            215            37             --
   Development                                                 679           231            408            40             --
-----------------------------------------------------------------------------------------------------------------------------
1996
   Property acquisitions                                      $ 70          $ 32           $  1           $37            $--
   Exploration                                                 332           135            160            22             15
   Development                                                 512           152            337            12             11
-----------------------------------------------------------------------------------------------------------------------------
1995
   Property acquisitions                                      $ 48          $ 36           $  2           $ 2            $ 8
   Exploration                                                 331           148            145             8             30
   Development                                                 377           107            242             5             23
=============================================================================================================================

Capitalized Costs Relating to Oil and Gas Producing Activities
-----------------------------------------------------------------------------------------------------------------------------
At December 31 (Millions of dollars)                                                                     1997           1996
-----------------------------------------------------------------------------------------------------------------------------
Unproved properties                                                                                     $ 449          $ 279
Proved properties                                                                                       1,425          1,437
Wells, equipment and related facilities                                                                 6,906          6,517
-----------------------------------------------------------------------------------------------------------------------------
   Total costs                                                                                          8,780          8,233
Less: Reserve for depreciation, depletion, amortization and lease impairment                            5,687          5,364
-----------------------------------------------------------------------------------------------------------------------------
   Net capitalized costs                                                                               $3,093         $2,869
=============================================================================================================================

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

Results of Operations for Oil and Gas Producing Activities

-----------------------------------------------------------------------------------------------------------------------------
                                                                          United                 Africa, Asia     Canada and
For the Years Ended December 31 (Millions of dollars)        Total        States         Europe     and other      Abu Dhabi
-----------------------------------------------------------------------------------------------------------------------------
1997
   Sales and other operating revenues
      Unaffiliated customers                                $1,991          $496         $1,462          $ 33           $ --
      Inter-company                                            134            76             --            58             --
-----------------------------------------------------------------------------------------------------------------------------
          Total revenues                                     2,125           572          1,462            91             --
-----------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes             567           159            403             5             --
      Exploration expenses, including dry holes
        and lease impairment                                   373           145            187            41             --
      Other operating expenses                                 184            56             89            39             --
      Depreciation, depletion and amortization                 552           126            408            18             --
      Asset impairment                                          81            --             81            --             --
      Provision for income taxes                               143            30            107             6             --
-----------------------------------------------------------------------------------------------------------------------------
          Total costs and expenses                           1,900           516          1,275           109             --
-----------------------------------------------------------------------------------------------------------------------------
   Results of operations                                     $ 225          $ 56          $ 187          $(18)          $ --
=============================================================================================================================
1996
   Sales and other operating revenues
      Unaffiliated customers                                $2,061          $474         $1,500          $ 11           $ 76
      Inter-company                                            184           102             --            78              4
-----------------------------------------------------------------------------------------------------------------------------
          Total revenues                                     2,245           576          1,500            89             80
-----------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes             651           182            438             9             22
      Exploration expenses, including dry holes
        and lease impairment                                   343           183            124            27              9
      Other operating expenses                                 209            66            115            21              7
      Depreciation, depletion and amortization                 603           165            405            16             17
      Provision for income taxes                               262            (6)           272            (4)            --
-----------------------------------------------------------------------------------------------------------------------------
          Total costs and expenses                           2,068           590          1,354            69             55
-----------------------------------------------------------------------------------------------------------------------------
   Results of operations                                    $  177          $(14)         $ 146          $ 20           $ 25
=============================================================================================================================
1995
   Sales and other operating revenues
      Unaffiliated customers                                $1,988          $540         $1,247          $ 15           $186
      Inter-company                                            241           102             67            64              8
-----------------------------------------------------------------------------------------------------------------------------
          Total revenues                                     2,229           642          1,314            79            194
-----------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes             638           219            350            12             57
      Exploration expenses, including dry holes
        and lease impairment                                   350           151            156            11             32
      Other operating expenses                                 208            52            126            10             20
      Depreciation, depletion and amortization                 682           201            410            24             47
      Asset impairment                                         106           106             --            --             --
      Provision for income taxes                               197           (30)           207             1             19
-----------------------------------------------------------------------------------------------------------------------------
          Total costs and expenses                           2,181           699          1,249            58            175
-----------------------------------------------------------------------------------------------------------------------------
   Results of operations                                    $   48          $(57)         $  65          $ 21           $ 19
=============================================================================================================================

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

Oil and Gas Reserves

------------------------------------------------------------------------------------------------------------------------------
                                                                          United                 Africa, Asia     Canada and
                                                             Total        States         Europe     and other      Abu Dhabi
------------------------------------------------------------------------------------------------------------------------------
Net Proved Developed and Undeveloped Reserves
   Crude Oil, Including Condensate and Natural Gas Liquids
   (Millions of barrels)
      At January 1, 1995                                       644           198            373            14             59
      Revisions of previous estimates                           68            11             44             6              7
      Extensions, discoveries and other additions               95            30             61             1              3
      Sales of minerals in-place                               (17)          (11)            (4)           --             (2)
      Production                                               (95)          (23)           (62)           (3)            (7)
------------------------------------------------------------------------------------------------------------------------------
      At December 31, 1995                                     695           205            412            18             60
      Revisions of previous estimates                           13             6              2             5             --
      Improved recovery                                          6             6             --            --             --
      Extensions, discoveries and other additions               45             5             40            --             --
      Purchases of minerals in-place                             4            --             --             4             --
      Sales of minerals in-place                               (98)          (33)            (8)           --            (57)
      Production                                               (87)          (18)           (63)           (3)            (3)
------------------------------------------------------------------------------------------------------------------------------
      At December 31, 1996                                     578           171            383            24             --
      Revisions of previous estimates                           47             7             40            --             --
      Extensions, discoveries and other additions               39            12             21             6             --
      Purchases of minerals in-place                            14             1             13            --             --
      Sales of minerals in-place                                (3)           (1)            (2)           --             --
      Production                                               (80)          (16)           (60)           (4)            --
------------------------------------------------------------------------------------------------------------------------------
      At December 31, 1997                                     595           174            395            26             --
==============================================================================================================================
   Natural Gas (Millions of Mcf)
      At January 1, 1995                                     2,581         1,002            998            --            581
      Revisions of previous estimates                           53             6             57            --            (10)
      Extensions, discoveries and other additions              270           200              7            53             10
      Sales of minerals in-place                              (100)          (23)           (38)           --            (39)
      Production                                              (323)         (147)           (97)           --            (79)
------------------------------------------------------------------------------------------------------------------------------
      At December 31, 1995                                   2,481         1,038            927            53            463
      Revisions of previous estimates                          108            34             74            --             --
      Improved recovery                                          3             3             --            --             --
      Extensions, discoveries and other additions               84            50             34            --             --
      Purchases of minerals in-place                            39             4             --            35             --
      Sales of minerals in-place                              (598)         (158)            --            --           (440)
      Production                                              (251)         (124)          (104)           --            (23)
------------------------------------------------------------------------------------------------------------------------------
      At December 31, 1996                                   1,866           847            931            88             --
      Revisions of previous estimates                           78            16             54             8             --
      Extensions, discoveries and other additions              195            68             48            79             --
      Purchases of minerals in-place                            44            --             44            --             --
      Sales of minerals in-place                               (41)           (8)           (33)           --             --
      Production                                              (207)         (114)           (93)           --             --
------------------------------------------------------------------------------------------------------------------------------
      At December 31, 1997                                   1,935           809*           951           175             --
==============================================================================================================================
Net Proved Developed Reserves
   Crude Oil, Including Condensate and Natural Gas Liquids
   (Millions of barrels)
      At January 1, 1995                                       505           171            263            11             60
      At December 31, 1995                                     540           157            310            13             60
      At December 31, 1996                                     412           121            280            11             --
      At December 31, 1997                                     420           123            280            17             --
   Natural Gas (Millions of Mcf)
      At January 1, 1995                                     2,210           838            814            --            558
      At December 31, 1995                                   2,036           755            823            --            458
      At December 31, 1996                                   1,368           553            815            --             --
      At December 31, 1997                                   1,342           497            796            49             --
==============================================================================================================================

* Excludes 481 million Mcf of carbon dioxide gas for sale or use in company operations.

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

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

-----------------------------------------------------------------------------------------------------------------------------
                                                                          United                 Africa, Asia     Canada and
At December 31 (Millions of dollars)                         Total        States         Europe     and other      Abu Dhabi
-----------------------------------------------------------------------------------------------------------------------------
1997
   Future revenues                                         $13,001        $4,078        $ 8,207          $716         $   --
-----------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                6,033         1,533          4,243           257             --
      Future income tax expenses                             3,127           831          2,073           223             --
-----------------------------------------------------------------------------------------------------------------------------
                                                             9,160         2,364          6,316           480             --
-----------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                     3,841         1,714          1,891           236             --
   Less: Discount at 10% annual rate                         1,424           692            648            84             --
-----------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
      net cash flows                                       $ 2,417        $1,022        $ 1,243          $152         $   --
=============================================================================================================================
1996
   Future revenues                                         $18,479        $5,936        $11,630          $913         $   --
-----------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                6,551         1,906          4,382           263             --
      Future income tax expenses                             5,297         1,319          3,632           346             --
-----------------------------------------------------------------------------------------------------------------------------
                                                            11,848         3,225          8,014           609             --
-----------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                     6,631         2,711          3,616           304             --
   Less: Discount at 10% annual rate                         2,447         1,160          1,213            74             --
-----------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
       net cash flows                                      $ 4,184        $1,551        $ 2,403          $230         $   --
=============================================================================================================================
1995
   Future revenues                                         $17,201        $5,343        $ 9,857          $423         $1,578
-----------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                7,352         2,289          4,273            46            744
      Future income tax expenses                             4,034           921          2,631            90            392
-----------------------------------------------------------------------------------------------------------------------------
                                                            11,386         3,210          6,904           136          1,136
-----------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                     5,815         2,133          2,953           287            442
   Less: Discount at 10% annual rate                         2,057           899            952            40            166
-----------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
      net cash flows                                       $ 3,758        $1,234        $ 2,001          $247         $  276
=============================================================================================================================

Changes in Standardized Measure of Discounted Future Net
Cash Flows Relating to Proved Oil and Gas Reserves


------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31 (Millions of dollars)                                      1997          1996           1995
------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year            $4,184        $3,758         $3,260
------------------------------------------------------------------------------------------------------------------------------
Changes during the year
   Sales and transfers of oil and gas produced during year, net of
      production costs                                                                   (1,558)       (1,603)        (1,574)
   Development costs incurred during year                                                   679           512            377
   Net changes in prices and production costs applicable to future production            (3,304)        2,577          1,195
   Net change in estimated future development costs                                        (392)         (168)          (118)
   Extensions and discoveries (including improved recovery) of oil and
      gas reserves, less related costs                                                      140           315            451
   Revisions of previous oil and gas reserve estimates                                      271           311            277
   Purchases (sales) of minerals in-place, net                                               90          (983)          (165)
   Accretion of discount                                                                    769           600            498
   Net change in income taxes                                                             1,355          (814)          (758)
   Revision in rate or timing of future production and other changes                        183          (321)           315
------------------------------------------------------------------------------------------------------------------------------
      Total                                                                              (1,767)          426            498
------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year                  $2,417        $4,184         $3,758
==============================================================================================================================

Ten-Year Summary
      of Financial Data

            Amerada Hess Corporation and Consolidated Subsidiaries


--------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                        1997               1996              1995
--------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
   Revenues
      Sales (excluding excise taxes) and other operating revenues
        Crude oil (including sales of purchased oil)                         $1,435,848         $1,528,692        $1,565,310
        Natural gas (including sales of purchased gas)                        1,414,314          1,364,833         1,120,450
        Petroleum products                                                    4,960,986          5,080,790         4,311,082
        Other operating revenues                                                422,575            297,871           305,465
--------------------------------------------------------------------------------------------------------------------------------
           Total                                                              8,233,723          8,272,186         7,302,307
      Non-operating revenues (including asset sales)                            106,323            657,525(a)        222,482
--------------------------------------------------------------------------------------------------------------------------------
           Total revenues                                                     8,340,046          8,929,711         7,524,789
--------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Cost of products sold and operating expenses                            6,301,046          6,074,695         5,226,157
      Exploration expenses, including dry holes and lease impairment            373,180            342,860           350,378
      Selling, general and administrative expenses                              649,815            602,329           617,871
      Interest expense                                                          136,149            165,501           247,465
      Depreciation, depletion and amortization                                  672,669            730,382           851,406
      Asset impairment                                                           80,602                 --           584,161(b)
      Provision for income taxes                                                119,085            353,845            41,764
--------------------------------------------------------------------------------------------------------------------------------
           Total costs and expenses                                           8,332,546          8,269,612         7,919,202
--------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                            $ 7,500          $ 660,099       $  (394,413)
================================================================================================================================
   Net income (loss) per share
      Basic                                                                        $.08              $7.13            $(4.26)
      Diluted                                                                       .08               7.09             (4.26)
================================================================================================================================
Dividends Per Share of Common Stock                                                $.60              $ .60            $  .60
Weighted Average Number of Shares Outstanding (diluted)--
   in thousands                                                                  92,163             93,110            92,509
================================================================================================================================

(a) Includes a pre-tax gain on asset sales of $529,271. The net gain, after applicable income taxes, was $421,150 ($4.52 per share).

(b) Reflects a charge for impairment of long-lived assets on adoption of FAS No. 121. The net effect, after income taxes, was $415,542 ($4.47 per share).

(c) Includes a benefit of $29,459 ($.32 per share) from the cumulative effect of the change in accounting for income taxes required by FAS No. 109.

     See accompanying notes to consolidated financial statements.

----------------------------------------------------------------------------------------------------------------------------
      1994               1993              1992               1991               1990               1989               1988
----------------------------------------------------------------------------------------------------------------------------



$1,228,045         $1,219,750        $1,362,118         $1,448,793         $1,248,193          $ 904,233          $ 872,757
 1,063,560          1,020,563           787,996            574,004            458,615            315,578            288,915
 3,980,563          3,348,900         3,428,702          3,897,748          4,587,646          4,107,770          2,864,342
   329,816            290,308           279,541            346,300            653,051            261,373            179,997
----------------------------------------------------------------------------------------------------------------------------
 6,601,984          5,879,521         5,858,357          6,266,845          6,947,505          5,588,954          4,206,011
    96,809             21,153            95,352            149,496            133,593             90,373             57,533
----------------------------------------------------------------------------------------------------------------------------
 6,698,793          5,900,674         5,953,709          6,416,341          7,081,098          5,679,327          4,263,544
----------------------------------------------------------------------------------------------------------------------------

 4,454,219          4,291,539         4,043,880          4,414,332          4,712,125          3,840,300          2,966,534
   306,687            323,187           298,596            373,171            339,103            223,549            253,958
   577,247            583,419           567,142            568,949            503,105            414,791            374,169
   245,149            156,615           147,099            177,850            224,200            187,811            145,439
   879,679            769,390           773,507            765,877            687,064            492,510            373,661
        --                 --                --                 --                 --                 --                 --
   162,098             44,727(c)        115,940             31,854            132,788             44,017             25,566
----------------------------------------------------------------------------------------------------------------------------
 6,625,079          6,168,877         5,946,164          6,332,033          6,598,385          5,202,978          4,139,327
----------------------------------------------------------------------------------------------------------------------------
$   73,714         $ (268,203)       $    7,545         $   84,308         $  482,713         $  476,349         $  124,217
============================================================================================================================

      $.80             $(2.91)             $.09              $1.05              $5.99              $5.89              $1.52
       .79              (2.91)              .09               1.04               5.96               5.87               1.51
============================================================================================================================
      $.60             $  .60              $.60              $ .60              $ .60              $ .60              $ .60

    92,968             92,213            87,286             81,087             81,023             81,176             82,034
============================================================================================================================

Ten-Year Summary
      of Financial Data

            Amerada Hess Corporation and Consolidated Subsidiaries

------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                        1997               1996              1995
------------------------------------------------------------------------------------------------------------------------------
Selected Balance Sheet Data at Year-End
   Cash and cash equivalents                                                   $ 91,154          $ 112,522          $ 56,071
   Working capital                                                              463,781            689,864           357,964
   Property, plant and equipment
      Exploration and production                                            $ 8,779,807        $ 8,233,445       $ 9,392,184
      Refining, marketing and other                                           3,841,828          3,668,974         3,672,028
------------------------------------------------------------------------------------------------------------------------------
        Total--at cost                                                       12,621,635         11,902,419        13,064,212
      Less reserves                                                           7,430,841          6,995,136         7,694,496
------------------------------------------------------------------------------------------------------------------------------
        Property, plant and equipment--net                                  $ 5,190,794        $ 4,907,283       $ 5,369,716
------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                             $ 7,934,619        $ 7,784,481       $ 7,756,370
   Total debt                                                                 2,127,288          1,939,288         2,717,866
   Stockholders' equity                                                       3,215,699          3,383,631         2,660,396
   Stockholders' equity per share                                                $35.16             $36.35            $28.60
==============================================================================================================================
Summarized Statement of Cash Flows
   Net cash provided by operating activities                                $ 1,250,007          $ 807,721       $ 1,241,007
------------------------------------------------------------------------------------------------------------------------------
   Cash flows from investing activities
      Capital expenditures
        Exploration and production                                           (1,157,938)          (788,286)         (626,518)
        Refining, marketing and other                                          (187,652)           (72,339)          (65,593)
------------------------------------------------------------------------------------------------------------------------------
           Total capital expenditures                                        (1,345,590)          (860,625)         (692,111)
      Proceeds from sales of property, plant and equipment and other             63,017          1,037,073           145,792
------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities                  (1,282,573)           176,448          (546,319)
------------------------------------------------------------------------------------------------------------------------------
   Cash flows from financing activities
      Issuance (repayment) of notes                                               1,982            (72,046)           26,247
      Long-term borrowings                                                      398,391                 --            25,000
      Repayment of long-term debt and capitalized lease obligations            (209,000)          (794,527)         (689,355)
      Issuance of common stock                                                       --                 --                --
      Cash dividends paid                                                       (55,373)           (55,746)          (55,788)
      Common stock retired                                                     (122,283)            (8,236)               --
------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities                      13,717           (930,555)         (693,896)
------------------------------------------------------------------------------------------------------------------------------
   Effect of exchange rate changes on cash                                       (2,519)             2,837             2,144
------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                     $   (21,368)          $ 56,451           $ 2,936
==============================================================================================================================
Stockholder Data at Year-End
   Number of common shares outstanding (in thousands)                            91,451             93,073            93,011
   Number of stockholders (based on number of holders of record)                  9,591             10,153            11,294
   Market price of common stock                                                  $54.88             $57.88            $53.00
==============================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------
       1994              1993              1992               1991               1990               1989               1988
-----------------------------------------------------------------------------------------------------------------------------

$    53,135       $    79,635      $   141,014        $   120,170        $   129,914        $   120,300         $  213,184
    520,247           245,026          551,459            625,370            603,244            493,168            285,074

$ 9,790,468       $ 9,360,871      $ 9,203,951        $ 9,306,435        $ 8,340,951        $ 6,531,956         $5,488,339
  4,514,358         4,426,369        3,886,814          3,223,397          2,817,032          2,635,300          2,550,122
-----------------------------------------------------------------------------------------------------------------------------
 14,304,826        13,787,240       13,090,765         12,529,832         11,157,983          9,167,256          8,038,461
  7,938,824         7,052,328        6,646,801          6,339,232          5,594,399          4,688,142          4,358,765
-----------------------------------------------------------------------------------------------------------------------------
$ 6,366,002       $ 6,734,912      $ 6,443,964        $ 6,190,600        $ 5,563,584        $ 4,479,114         $3,679,696
-----------------------------------------------------------------------------------------------------------------------------
$ 8,337,940       $ 8,641,546      $ 8,721,756        $ 8,841,435        $ 9,056,636        $ 6,867,411         $5,371,979
  3,339,788         3,687,922        3,186,199          3,266,195          2,925,285          2,697,184          1,672,329
  3,099,629         3,028,911        3,387,599          3,131,982          3,106,029          2,560,628          2,215,154
     $33.33            $32.71           $36.59             $38.63             $38.34             $31.69             $27.02
=============================================================================================================================
$   957,018       $   819,423      $ 1,137,707        $ 1,364,268        $ 1,326,444        $   805,848         $  747,393
-----------------------------------------------------------------------------------------------------------------------------


   (532,189)         (755,419)        (916,536)        (1,295,039)        (1,267,506)        (1,730,072)          (652,859)
    (64,095)         (592,622)        (641,258)          (417,276)          (193,921)           (98,597)           (77,070)
-----------------------------------------------------------------------------------------------------------------------------
   (596,284)       (1,348,041)      (1,557,794)        (1,712,315)        (1,461,427)        (1,828,669)          (729,929)
     72,804            12,436           25,423             37,788            (12,012)             6,644             16,401
-----------------------------------------------------------------------------------------------------------------------------
   (523,480)       (1,335,605)      (1,532,371)        (1,674,527)        (1,473,439)        (1,822,025)          (713,528)
-----------------------------------------------------------------------------------------------------------------------------

    (54,153)          117,791         (159,756)          (183,351)            46,744             13,823           (205,414)
    289,843           547,704          675,016            786,280            461,413          1,203,994            416,161
   (642,112)         (167,769)        (524,384)          (269,414)          (287,531)          (194,870)          (191,159)
         --                --          497,360                 --                 --                 --                 --
    (55,711)          (41,603)         (64,194)           (36,468)           (60,681)           (48,785)           (49,248)
         --                --               --                 --             (6,213)           (43,632)            (7,420)
-----------------------------------------------------------------------------------------------------------------------------
   (462,133)          456,123          424,042            297,047            153,732            930,530            (37,080)
-----------------------------------------------------------------------------------------------------------------------------
      2,095            (1,320)          (8,534)             3,468              2,877             (7,237)           (10,114)
-----------------------------------------------------------------------------------------------------------------------------
$   (26,500)      $   (61,379)      $   20,844        $    (9,744)       $     9,614         $  (92,884)        $  (13,329)
=============================================================================================================================

     92,996            92,587           92,584             81,068             81,019             80,804             81,979
     11,506            12,000           13,088             13,732             14,669             16,638             18,031
     $45.63            $45.13           $46.00             $47.50             $46.38             $48.75             $31.50
=============================================================================================================================

Ten-Year Summary
      of Operating Data

            Amerada Hess Corporation and Consolidated Subsidiaries

-------------------------------------------------------------------------------------------------------------------------------
                                                                               1997               1996              1995
-------------------------------------------------------------------------------------------------------------------------------
Production Per Day (net)(a)
   Crude oil (barrels)
      United States                                                              35,707             41,020            52,284
      United Kingdom                                                            126,427            134,726           135,429
      Norway                                                                     29,516             27,603            25,576
      Africa                                                                     10,127              9,725             9,512
      Indonesia                                                                     531                 --                --
      Canada                                                                         --              3,145             9,749
      Abu Dhabi                                                                      --              2,784             7,227
-------------------------------------------------------------------------------------------------------------------------------
        Total                                                                   202,308            219,003           239,777
===============================================================================================================================
   Natural gas liquids (barrels)
      United States                                                               8,243              9,105            10,722
      United Kingdom                                                              6,364              6,628             6,900
      Norway                                                                      1,657              1,585             1,414
      Canada                                                                         --                476             1,647
-------------------------------------------------------------------------------------------------------------------------------
        Total                                                                    16,264             17,794            20,683
===============================================================================================================================
   Natural gas (Mcf)
      United States                                                             311,915            337,653           401,581
      United Kingdom                                                            225,804            253,983           239,307
      Norway                                                                     30,312             30,445            27,743
      Indonesia                                                                   1,223                 --                --
      Canada                                                                         --             62,585           215,500
-------------------------------------------------------------------------------------------------------------------------------
        Total                                                                   569,254            684,666           884,131
===============================================================================================================================
Well Completions (net)
      Oil wells                                                                      42                 39                33
      Gas wells                                                                      11                 25                41
      Dry holes                                                                      24                 40                50
Productive Wells at Year-End (net)
      Oil wells                                                                     860                854             2,154
      Gas wells                                                                     447                455             1,160
-------------------------------------------------------------------------------------------------------------------------------
        Total                                                                     1,307              1,309             3,314
===============================================================================================================================
Undeveloped Net Acreage (held at end of year)
      United States                                                             915,000            891,000         1,440,000
      Canada                                                                         --                 --           799,000
      Other international                                                     9,778,000          7,455,000         5,072,000
-------------------------------------------------------------------------------------------------------------------------------
        Total                                                                10,693,000          8,346,000         7,311,000
===============================================================================================================================
Shipping
      Vessels owned or under charter at year-end                                     14                 13                16
      Total deadweight tons                                                   1,602,000          1,236,000         2,010,000
Refining (barrels daily)
      Refinery crude runs                                                       411,000            396,000           377,000
Petroleum Products Sold (barrels daily)
      Gasoline, distillates and other light products                            436,000            412,000           401,000
      Residual fuel oils                                                         73,000             83,000            86,000
-------------------------------------------------------------------------------------------------------------------------------
        Total                                                                   509,000            495,000           487,000
===============================================================================================================================
Storage Capacity at Year-End (barrels)                                       87,000,000         86,986,000        89,165,000
Number of Employees (average)                                                     9,216              9,085             9,574
===============================================================================================================================

(a) In 1996, the Corporation sold its Canadian and Abu Dhabi operations and certain United States and United Kingdom producing properties.

------------------------------------------------------------------------------------------------------------------------------
      1994               1993              1992               1991               1990               1989               1988
------------------------------------------------------------------------------------------------------------------------------



    55,638             60,173            62,517             66,063             62,434             60,992             60,782
   122,043             80,019            86,265             59,979             56,027             38,707             32,223
    24,279             26,388            29,598             28,619             24,351             24,135             21,782
     8,857              8,301             6,910              8,952                 --                 --                 --
        --                 --                --                 --                 --                 --                 --
    10,581             11,536            11,528             11,966              9,494              9,178              9,251
     7,273             10,004            11,150              9,866              8,475              7,230              9,374
------------------------------------------------------------------------------------------------------------------------------
   228,671            196,421           207,968            185,445            160,781            140,242            133,412
==============================================================================================================================

    11,964             11,798            11,063             10,047              9,436              9,986              7,183
     6,756              3,783             1,468                766                805                466                295
     1,320              1,432             1,707              1,752              2,004              2,016              1,884
     1,809              1,956             1,981              1,997              1,704              1,732              1,529
------------------------------------------------------------------------------------------------------------------------------
    21,849             18,969            16,219             14,562             13,949             14,200             10,891
==============================================================================================================================

   427,103            502,459           601,824            583,740            457,042            335,112            283,114
   208,742            188,024           153,599            128,014            145,921            126,643            141,139
    24,417             28,987            31,858             26,947             25,656             24,371             20,389
        --                 --                --                 --                 --                 --                 --
   185,856            167,839           137,680            104,151             76,768             72,855             61,653
------------------------------------------------------------------------------------------------------------------------------
   846,118            887,309           924,961            842,852            705,387            558,981            506,295
==============================================================================================================================

        28                 48                33                 45                 17                 19                 39
        44                 49                20                 41                 33                 19                  8
        24                 37                22                 36                 38                 31                 35

     2,160              2,189             2,082              2,103              2,111              2,048              2,014
     1,146              1,115               966                927                905                714                612
------------------------------------------------------------------------------------------------------------------------------
     3,306              3,304             3,048              3,030              3,016              2,762              2,626
==============================================================================================================================

 1,685,000          1,854,000         1,819,000          1,802,000          1,716,000          1,589,000          1,556,000
   743,000            788,000           840,000            842,000            835,000            582,000            786,000
 3,827,000          3,522,000         2,328,000          2,638,000          2,494,000          2,501,000          3,936,000
------------------------------------------------------------------------------------------------------------------------------
 6,255,000          6,164,000         4,987,000          5,282,000          5,045,000          4,672,000          6,278,000
==============================================================================================================================

        17                 15                21                 21                 23                 22                 21
 2,265,000          2,398,000         3,223,000          2,825,000          3,012,000          3,081,000          2,719,000

   388,000            351,000           335,000            320,000            383,000            397,000            296,000

   375,000            291,000           275,000            285,000            296,000            299,000            222,000
    93,000             95,000           102,000            128,000            132,000            171,000            157,000
------------------------------------------------------------------------------------------------------------------------------
   468,000            386,000           377,000            413,000            428,000            470,000            379,000
==============================================================================================================================
94,597,000         94,380,000        95,199,000         94,879,000         93,867,000         91,794,000         90,798,000
     9,858             10,173            10,263             10,317              9,645              8,740              8,151
==============================================================================================================================