Form 10-K, Exhibit 13
period 1998-12-31
AMERADA HESS CORP
filed 1999-03-29
CIK 4447

                                                                  Exhibit 13






                                  AMERADA HESS

                            1998 ANNUAL REPORT

--------------------------------------------------------------------------------
                           EXPLORATION AND PRODUCTION
--------------------------------------------------------------------------------

UNITED STATES

     Amerada Hess brought the Baldpate Field on Garden Banks Blocks 259/260 in the Gulf of Mexico on stream in the third quarter of 1998 using a technologically innovative compliant tower. In the first half of 1999, Amerada Hess will commence production from the Penn State discovery on Garden Banks Block 216 through a sub-sea system tied back to the Baldpate production facilities. Combined production from the Baldpate and Penn State Fields is expected to exceed gross levels of 50,000 barrels of oil per day and 150,000 Mcf of natural gas per day by the middle of this year. Amerada Hess is the operator of Baldpate and Penn State with a 50% interest.

     Northwest of the Baldpate Field, Amerada Hess discovered the Conger Field (AHC 37.50%) on Garden Banks Block 215 in 1997. The Corporation plans to develop the Conger Field with a sub-sea system tied back to the B platform on the nearby Enchilada Field. Additional drilling is scheduled in 1999 as part of the Conger development plan, as is design and procurement of required high-pressure, sub-sea system components and materials. The Conger Field is expected to commence production late in 2000.

     In the Enchilada Field, production from the A platform began in 1997. The A platform produces from Garden Banks Blocks 83, 84, 127 and 128, in each of which Amerada Hess has a 25% interest. In the third quarter of 1998, production began from the B platform on Garden Banks Block 172 (AHC 60%). Net production for Amerada Hess from the Enchilada Field is expected to peak at 60,000 Mcf of natural gas per day and 3,000 barrels of oil per day in 2000.

     Amerada Hess drilled a discovery well in 1,750 feet of water on its Northwestern prospect on Garden Banks Block 200 (AHC 50%) in 1998. The well encountered 163 feet of net pay. The Company is formulating plans for delineation drilling and evaluating development options for the prospect.

     During 1998, Amerada Hess acquired 37 blocks in the Gulf of Mexico at a net cost of $36 million. Thirty-five of the blocks are in water depths in excess of 600 feet.

     Onshore activities were reduced in 1998 and concentrated on maximizing value in North Dakota and the Gulf Coasts of Texas and Louisiana. Three successful development wells were drilled in the Egypt Field (AHC


--------------------------------------------------------------------------------
                                       6
--------------------------------------------------------------------------------

                                                          GARDEN BANKS BLOCK 215
                                                          ----------------------
                                                                  GULF OF MEXICO
                                                                  --------------



                               [Graphic Omitted]

     SCHIEHALLION
-----------------
     NORTH SEA
--------------


                               [Graphic Omitted]

--------------------------------------------------------------------------------


75%) in Wharton County, Texas, bringing daily gross production to 30,000 Mcf of natural gas per day and 800 barrels of oil per day.

     In the Maurice Field in South Louisiana, two wells were drilled by the Company, bringing gross daily production to 20,000 Mcf of natural gas per day and 400 barrels of oil per day. The Company has a 58% interest in the Maurice Field.

UNITED KINGDOM

     Production began from three new developments in the United Kingdom North Sea in 1998 and development of five new fields is expected to be completed in 1999.

     The Schiehallion Field came on stream in the third quarter of 1998. Amerada Hess Limited, the Company's British subsidiary, has a 15.67% interest in the Schiehallion Field and its share of production is expected to reach 17,000 barrels of oil per day in 1999.

     In the fourth quarter of 1998, production began from the Amerada Hess Limited operated Flora Field. The Flora Field was developed by subsea tieback to the Fife Field. Amerada Hess Limited has an 85% interest in both the Flora and Fife Fields and its share of production from the Flora Field is expected to peak at 12,000 barrels of oil per day this year.

     The Bittern Field, located on Blocks 29/1a and 29/1b, will come on stream late in 1999. Amerada Hess Limited manages the joint team that is developing and will operate the production facilities. Amerada Hess Limited has a 29.12% interest in the Bittern Field. Its share of production is expected to reach 17,000 barrels per day near the end of 1999.

     The Renee and Rubie Fields were brought on stream in February 1999. The fields are producing through the Amerada Hess Limited operated Ivanhoe/Rob Roy facilities on Block 15/21. Amerada Hess Limited's share of production from the Renee and Rubie Fields is expected to reach 4,000 barrels of oil per day in 1999.

     The Buckland Field (AHL 14.07%) is scheduled to commence production in the fourth quarter of 1999. Peak production for Amerada Hess Limited will be 4,000 barrels of oil per day and 5,000 Mcf of natural gas per day in 2000.

   Phase two of the development of the Nevis Field (AHL 37.35%) was completed in 1998. Phase three will come on stream through the Beryl production facilities in the third quarter of 1999. Amerada Hess Limited's share of production from Nevis will peak at 12,000


--------------------------------------------------------------------------------
                                       9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


barrels of oil per day and 13,000 Mcf of natural gas per day in 2000.

     Amerada Hess Limited has a 27.68% interest in a number of natural gas fields in the Easington Catchment Area, in the southern North Sea. Production from these fields is expected to begin in 1999. Amerada Hess Limited expects to receive peak production of 60,000 Mcf of natural gas per day from these fields.

     An appraisal well is being drilled on the Blake Field located on Block 13/24b (AHL 30%) to further appraise previous discoveries. A decision to develop the Blake Field has been delayed pending appraisal. Similarly, a development decision on the discovery known as Goldeneye on Blocks 20/4b (AHL 40%) and 14/29a has been delayed. Late in 1998, the Company concluded that the Mariner Field (AHL 26.67%) was not likely to be developed in the current oil price environment. The Mariner Field contains a large but complex heavy oil reservoir. The Company wrote-off its capitalized costs in the Mariner Field in the fourth quarter of 1998.

     Development plans are being formulated for two fields that are economic at current prices. The Cook Field (AHL 28.46%) on Block 21/20a is likely to be developed by tieback to the Anasuria floating production, storage and offloading vessel. Peak production for Amerada Hess Limited is expected to reach 4,000 barrels of oil per day in 2001.

     Consideration is being given to developing the Bell Field (AHL 23.08%) by dual tiebacks to the Bessemer Field and the Callisto Field. Production from the Bell Field is expected to peak at 15,000 Mcf of natural gas per day for Amerada Hess Limited in 2000.

NORWAY

     A large enhanced-recovery, waterflood project for the Valhall Field remains under evaluation in light of the current low oil prices. Amerada Hess Norge A/S, the Company's Norwegian subsidiary, has a 28.09% interest in the Valhall Field. Net production for Amerada Hess Norge from the Valhall Field averaged 22,556 barrels of oil per day and 24,912 Mcf of natural gas per day in 1998.


--------------------------------------------------------------------------------
                                       10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


DENMARK

   Amerada Hess A/S, the Company's Danish subsidiary, is in the final stages of developing the South Arne Field which it operates with a 57.48% interest. The South Arne Field is scheduled to commence production in the third quarter of this year and is expected to provide net production peaking at 30,000 barrels of oil per day and 40,000 Mcf of natural gas per day in 2000. Successful development drilling and the installation of waterflood facilities resulted in a significant, positive reserve revision for the South Arne Field in 1998.

GABON

   The Company acquired the minority interest in Amerada Hess Production Gabon, its Gabonese subsidiary, in 1998. That subsidiary had a 10% interest in the Rabi Kounga Field, the largest producing field in Gabon.

     Amerada Hess Production Gabon has a 40% interest in the development of the Atora Field. Production is expected to begin in 2000 and to reach a net level of 6,000 barrels of oil per day for Amerada Hess Production Gabon late in 2000.

AZERBAIJAN

     Amerada Hess acquired a 1.68% interest in the AIOC Consortium in the Caspian Sea in 1998. Net production for Amerada Hess currently is averaging about 1,500 barrels of oil per day and is expected to peak at 12,000 barrels of oil per day in 2007.

     In January 1999, Amerada Hess and a partner acquired a 20% interest in the Kursanga and Karabagly Fields onshore Azerbaijan, subject to final ratification by the Azerbaijan Parliament. A plan to redevelop the fields is being completed and is expected to be submitted for approval later this year.

THAILAND

     Amerada Hess has a 15% interest in the Pailin gas field being developed offshore Thailand. The field will come on stream late this year. Production for Amerada Hess is expected to average 25,000 Mcf of natural gas per day in 2000 rising to a peak of 50,000 Mcf per day in 2002.



--------------------------------------------------------------------------------
                                       11
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INDONESIA

     Amerada Hess has a 30% interest in the Jabung PSC which contains the North Geragai Field and the Makmur Field. Net production from those fields is averaging an aggregate of 3,000 barrels of oil per day.

     Elsewhere on the Jabung PSC, crude oil and natural gas discoveries were made on the North Betara and Gemah prospects in 1998, with additional drilling planned on Gemah in 1999. Following these discoveries and successful appraisal drilling on Northeast Betara, gas reserves of about 300 Bcf net to Amerada Hess have been found. Discussions are in progress for the sale of this gas. Development plans are being finalized for the Betara complex and additional drilling is planned for the Gemah prospect.

     Amerada Hess is the operator and has a 50% interest in the Lematang Production Sharing Contract in Southern Sumatra, on which a discovery well in 1997 tested at 30,000 Mcf of natural gas per day. A second well is planned on this discovery, and development plans are being formulated for gross production of up to 50,000 Mcf of natural gas per day.

     An exploration well drilled on the Pangkah PSC (AHC 36%) tested at 20,000 Mcf of natural gas per day and 987 barrels of oil per day. The discovery is in shallow water on the East Coast of Java. Development options are being studied.

     Amerada Hess has reached agreement to acquire a 25% interest in the Jambi Merang contract onshore South Sumatra. This block contains part of the Gelam Field, a producing natural gas field, and also contains a gas discovery that is currently being appraised.

MALAYSIA

     Amerada Hess obtained a 70% interest in Block PM304 offshore Malaysia and an 80% interest in Block SK306 offshore Sarawak in Malaysia. Both blocks contain undeveloped discoveries, and the Company plans to acquire and process 3D seismic on these blocks in 1999 prior to drilling in 2000.

BRAZIL

     Amerada Hess acquired 32% interests in Blocks BC-8 in the Southern Campos Basin and BS-2 in the Northern Santos Basin offshore Brazil early in 1999. These blocks aggregate 7,500 square kilometers. This marks the first time that a non-Brazilian company has been granted exploration acreage in the Campos Basin. Amerada Hess will conduct a 3D seismic survey on these blocks in 1999.


--------------------------------------------------------------------------------
                                       12
--------------------------------------------------------------------------------

                                                                   SOUTH ARNE
                                                                   -------------
                                                                      DENMARK
                                                                      ----------


                               [Graphic Omitted]

     HESS EXPRESS
-----------------
     TAMPA, FLORIDA
--------------------


                               [Graphic Omitted]

--------------------------------------------------------------------------------
                             REFINING, MARKETING AND
                            ENVIRONMENTAL MANAGEMENT
--------------------------------------------------------------------------------

REFINING

     Refinery runs at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is 50% owned by Amerada Hess and 50% owned by Petroleos de Venezuela, S.A., averaged 421,000 barrels per day in 1998 versus 411,000 barrels per day in 1997. The fluid catalytic cracking unit operated at a rate in excess of 130,000 barrels per day in 1998 and reached a rate as high as 135,000 barrels per day during the year.

   Plans are proceeding for the construction of a delayed coking unit at the HOVENSA refinery. Current plans call for the unit to have capacity of 58,000 barrels per day. Permits are being acquired and it is estimated that construction will take between two and three years. The coking unit will enable the refinery to process lower cost, heavy crude oil that will improve financial returns and make the refinery one of the most sophisticated in the world.

   Operating rates at the Company's Port Reading fluid catalytic cracking unit averaged 60,000 barrels per day in 1998. The unit makes gasoline and distillates from feedstocks of vacuum gas oil and residual fuel oil.

MARKETING

   The Company continues to build new, high volume HESS gasoline and HESS EXPRESS convenience retail sites, upgrade existing gasoline stations and convenience stores, make acquisitions in key geographic areas and increase the number of independent HESS branded retailers. During 1998, 18 new HESS EXPRESS stores were opened in key markets and construction began on nine others. Thirteen retail sites were acquired in upstate New York markets. A total of 116 stations were upgraded. The largest of the new stations contain 5,000 square foot HESS EXPRESS convenience stores and offer up to four fast food outlets.

   Early in 1999, the Company reached agreement to purchase 10 retail sites, which include convenience stores, in Florida. Agreement also was reached to purchase 50 retail sites in central Pennsylvania from the Allentown area to as far west as Harrisburg.

   As part of the repositioning of assets, the Company is pursuing the sale of approximately 40 retail marketing outlets in Georgia and in the Greenville, South Carolina area.


--------------------------------------------------------------------------------
                                       15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The Company has entered into additional thruput agreements with other oil companies under which products will be stored at HESS terminals along the East Coast of the United States. In addition, the consummation of the joint venture for the Virgin Islands refinery is resulting in transportation and storage synergies with Petroleos de Venezuela.

   In 1998, Amerada Hess pursued opportunities on the East Coast being created by the deregulation of the natural gas and electricity markets. The Company's historical fuel oil sales activities were expanded to market natural gas and electricity. At year-end 1998, over 9,000 commercial and industrial customers were under contract with Amerada Hess. Initial sales of electricity commenced in New York and Pennsylvania as part of pilot projects. The Company's vision is to be a leading provider of a range of energy products and related services in its key East Coast markets.

ENVIRONMENTAL MANAGEMENT

     Excellent environmental performance is an integral part of the Company's goal of achieving superior financial and operating results while continuing to maintain the highest ethical standards.

     In 1998, Amerada Hess published its first Environmental, Health and Safety Report.

     In 1998, the Company also approved and began to implement an integrated environmental management system (EMS) for all business activities. The objective is to ensure that the Company's activities are conducted in a consistent, environmentally responsible manner. An Environmental Council consisting of senior line management was also formed.

     As part of these efforts, the Company focused attention on its St. Lucia terminal. In January 1999, the St. Lucia terminal was awarded ISO 14001 certification, the international standard for environmental management.

     In addition, the Company maintained ISO 14001 certification for its United Kingdom operations, which was originally received in 1997.



--------------------------------------------------------------------------------
                                       16
--------------------------------------------------------------------------------

FINANCIAL REVIEW
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES
--------------------------------------------------------------------------------

Management's Discussion and Analysis of
Results of Operations and Financial Condition


CONSOLIDATED RESULTS OF OPERATIONS

The results of operations for 1998, excluding special items, amounted to a loss of $196 million compared with income of $14 million in 1997 and $236 million in 1996.

     The after-tax results by major operating activity for 1998, 1997 and 1996 are summarized below (in millions):

-------------------------------------------------------------------------------
                                                 1998         1997         1996
-------------------------------------------------------------------------------
   Exploration and production                   $ (18)       $ 258        $ 210
   Refining, marketing
      and shipping                                (18)        (110)         181
   Corporate                                      (37)         (16)         (19)
   Interest                                      (123)        (118)        (136)
-------------------------------------------------------------------------------
   Income (loss) excluding
      special items                              (196)          14          236
   Special items                                 (263)          (6)         424
-------------------------------------------------------------------------------
   Net income (loss)                            $(459)       $   8        $ 660
===============================================================================
   Net income (loss) per
      share (diluted)                           $(5.12)      $ .08        $7.09
===============================================================================


COMPARISON OF RESULTS

Exploration and Production: Excluding special items, exploration and production earnings decreased by $276 million in 1998, primarily due to substantially lower worldwide crude oil selling prices and lower United Kingdom crude oil sales volumes. Natural gas selling prices in the United States and United Kingdom were also lower. Partially offsetting these factors were lower exploration expenses, principally in the Gulf of Mexico and North Sea.

     Exploration and production earnings increased by $48 million in 1997 compared with 1996. The increase primarily reflected higher average crude oil and natural gas selling prices in the United States and higher natural gas selling prices and a lower effective income tax rate in the United Kingdom.

     The Corporation's average selling prices, including the effects of hedging, were as follows:

--------------------------------------------------------------------------------
                                              1998           1997           1996
--------------------------------------------------------------------------------
   Crude oil and natural gas
      liquids (per barrel)
         United States                   $   12.02      $   18.43      $   16.49
         Foreign                             13.05          19.16          20.18
   Natural gas (per Mcf)
         United States                        2.08           2.42           2.13
         Foreign                              2.26           2.46           2.03
================================================================================


     The Corporation's net daily worldwide production was as follows:

--------------------------------------------------------------------------------
                                                  1998         1997         1996
--------------------------------------------------------------------------------
   Crude oil and natural gas
      liquids (barrels per day)
         United States                          44,920       43,950       50,125
         Foreign                               161,069      174,622      186,672
--------------------------------------------------------------------------------
            Total                              205,989      218,572      236,797
--------------------------------------------------------------------------------
   Natural gas (Mcf per day)
         United States                         293,849      311,915      337,653
         Foreign                               282,628      257,339      347,013
--------------------------------------------------------------------------------
            Total                              576,477      569,254      684,666
================================================================================

     The decrease in foreign crude oil production in 1998 largely reflects maintenance related interruptions at three United Kingdom fields. United States natural gas production was lower in 1998, principally reflecting first quarter asset sales and natural decline. Foreign natural gas production increased in 1998 due to higher demand in the United Kingdom. Lower United States and foreign production in 1997 was primarily due to asset sales in 1996. Limited production began from several new fields in the second half of 1998 and the Corporation has several developments which are expected to commence production in 1999. These projects will add approximately 20% to 1999 production volumes.


--------------------------------------------------------------------------------
                                       18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Depreciation, depletion and amortization charges were lower in 1998, principally reflecting lower foreign crude oil production. In addition, the Corporation had positive oil and gas reserve revisions at the end of 1997, which reduced depreciation and amortization charges in 1998. Exploration expenses were lower in 1998 due to reduced drilling in the United States and United Kingdom in response to lower oil prices. Selling, general and administrative expenses related to exploration and production operations were higher in 1998, primarily due to the expansion of natural gas marketing in the United Kingdom and increased foreign exploration and production activity outside of the North Sea.

     The effective income tax rate on exploration and production earnings was higher in 1998 than in 1997. The increase was primarily due to exploration expenses in certain foreign areas outside of the United States and North Sea, for which income tax benefits have not been currently provided. Although international exploration expenses were comparable in both years, the impact was greater in 1998 due to lower pre-tax exploration and production earnings. Both years included the benefit of tax adjustments for reductions in the United Kingdom statutory income tax rate. The effective income tax rate on exploration and production earnings in 1997 was lower than in 1996, principally reflecting lower Petroleum Revenue Taxes in the United Kingdom.

     Earnings from exploration and production activities have been severely affected by low crude oil prices. The Corporation cannot predict how long low crude oil prices will continue. The Corporation had net additions to oil and gas reserves at the end of 1998, however, constrained exploration and production spending may negatively affect reserve additions in the future.

Refining, Marketing and Shipping: Excluding special items, the results of refining, marketing and shipping operations amounted to losses of $18 million in 1998 and $110 million in 1997 compared with income of $181 million in 1996. Refining margins were weak in both 1998 and 1997, and in addition, there was an inventory write-down at the end of 1997. The results in both years were negatively affected by relatively mild winter weather, which impacted heating oil and residual fuel oil margins. Gasoline margins were adversely affected by extremely competitive market conditions.

     The Corporation is expanding its retail operations by purchasing and constructing gasoline stations. The Corporation is also expanding its energy marketing activities. The cost of operating the expanded retail and energy marketing businesses increased selling, general and administrative expenses in 1998.

     As described in Note 2 to the financial statements, on October 30, 1998, the Corporation completed a refinery joint venture, HOVENSA L.L.C. (HOVENSA), with a subsidiary of Petroleos de Venezuela, S.A. (PDVSA). The Corporation accounts for its 50% investment in the joint venture using the equity method and recorded a loss of $16 million for the two months since inception. The loss was due to a write-down of inventory values at year-end. Income taxes or benefits are not recorded on HOVENSA results due to available loss carryforwards. Refining and marketing results include interest income of $8 million on the PDVSA note received in connection with the formation of the joint venture.

     Total refined product sales volumes amounted to 176 million barrels in 1998, 186 million barrels in 1997 and 181 million barrels in 1996. As a result of the formation of, and equity accounting for, HOVENSA, sales made to third parties are no longer included in the Corporation's reported revenues. Through the first ten months of 1998, these sales accounted for 32 million barrels and $600 million in revenues.

     In 1997, refined product selling prices were lower than in 1996. The lower selling prices in relation to the Corporation's inventory costs resulted in lower margins on the sales of refined products and a reduction in inventory values at year-end.

--------------------------------------------------------------------------------
                                       19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Refined product margins continued to be severely depressed in early 1999, reflecting oversupply of petroleum products due to competitive market conditions and supply and demand factors, including the effects of weather. Refining and marketing results will continue to be adversely affected as long as such conditions prevail.

     HOVENSA accounts for inventories on the last-in, first-out (LIFO) method. Effective January 1, 1999, the Corporation also adopted LIFO for its refining and marketing inventories.

     The Corporation is considering the sale of several non-strategic U.S. storage terminals and retail sites. The terminals are located on the Gulf Coast and along the Colonial Pipeline in the southeast United States and represent approximately one-third of the Corporation's United States storage network. The Corporation expects to sell approximately 40 retail gasoline outlets located in Georgia and South Carolina.

Corporate: Net corporate expenses amounted to $37 million in 1998, $16 million in 1997 and $19 million in 1996. Administrative expenses were comparable in each period. The variances in net expenses are primarily due to Corporate income tax adjustments, including the impact of foreign source earnings on United States income taxes and recognition of capital loss carryforwards in 1997.

Interest: After-tax interest expense increased by 4% in 1998 compared with a decrease of 13% in 1997. The increase in 1998 reflects higher outstanding borrowings, offset by lower interest rates and increased interest capitalization. Assuming interest rates comparable to 1998, interest expense in 1999 is anticipated to be somewhat higher than in 1998, reflecting a higher average debt balance.

Consolidated Operating Revenues: Sales and other operating revenues decreased by approximately 20% in 1998, principally due to lower crude oil and refined product selling prices and, to a lesser extent, lower sales volumes. Sales and other operating revenues declined slightly in 1997 compared with 1996.

SPECIAL ITEMS

After-tax special items in 1998, 1997 and 1996 are summarized below (in millions):

-------------------------------------------------------------------------------
                                                                      REFINING,
                                                      EXPLORATION     MARKETING
                                                              AND           AND
                                               TOTAL   PRODUCTION      SHIPPING
-------------------------------------------------------------------------------
   1998
   Gain (loss) on asset sales                 $ (50)        $  56         $(106)
   Impairment of assets
      and operating leases                     (198)         (154)          (44)
   Severance                                    (15)          (15)           --
 ------------------------------------------------------------------------------
            Total                             $(263)        $(113)        $(150)
 ------------------------------------------------------------------------------
   1997
   Asset impairment                           $ (55)        $ (55)        $  --
   Foreign tax refund                            38            38            --
   Gain on asset sale                            11            11            --
 ------------------------------------------------------------------------------

            Total                             $  (6)        $  (6)        $  --
 ------------------------------------------------------------------------------
   1996
   Gain on asset sales                        $ 421         $ 421         $  --
   Litigation settlement                         25            25            --
   Asset write-downs                            (22)          (22)           --
 ------------------------------------------------------------------------------
            Total                             $ 424         $ 424         $  --
 ==============================================================================


--------------------------------------------------------------------------------
                                       20
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The 1998 special items include a loss of $106 million on the sale of 50% of the St. Croix refinery and formation of the HOVENSA joint venture. The Corporation also had gains of $56 million on the sale of oil and gas assets in the United States and Norway. Asset impairment in 1998 includes $44 million for the Corporation's crude oil storage terminal in St. Lucia. The terminal's value was affected by reduced storage requirements as a result of the crude oil supply provisions of the HOVENSA joint venture. In addition, the Corporation recorded $42 million for the reduction in carrying value of certain exploration and production assets, including $29 million for its share of asset impairment of Premier Oil plc, an equity affiliate. It is estimated that these charges will reduce future expenses by approximately $19 million in 1999 and $9 million in 2000.

     The Corporation also recorded a charge of $77 million for the decline in value of fixed-price drilling service contracts and $35 million for the impairment of a North Sea oil discovery. The Corporation's accrual for fixed-price drilling service contracts includes amounts that will be paid, and otherwise would have been expensed, in 1999 and 2000 of approximately $30 million and $47 million (after income tax effect). Severance of $15 million was also recorded in 1998 and is expected to result in an annual benefit of a comparable amount. Approximately $2 million of severance has been paid in 1998 and substantially all of the remainder will be paid in 1999.

     The 1997 special items include an after-tax charge of $55 million for the reduction in carrying values and provision for future costs of two United Kingdom North Sea oil fields. Approximately 70% of the remaining crude oil from these fields was produced during 1998 and the balance will be produced in 1999. Other 1997 special items included income of $38 million from a refund of United Kingdom Petroleum Revenue Taxes and a gain of $11 million on the sale of a United States natural gas field.

     The net gain on asset sales in 1996 of $421 million reflected the sale of the Corporation's Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets. The other 1996 special items included income from the settlement of litigation on the right to drill certain South Atlantic leases and a charge principally to reduce the carrying values of certain United States undeveloped leases.

     See Note 3 to the financial statements for additional information on the special items affecting the Corporation's earnings.


LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $519 million in 1998, $1,250 million in 1997 and $808 million in 1996. The variance between 1998 and 1997 was largely due to operating results and working capital changes, principally reduced inventory balances in 1997 and increased prepaid expenses in 1998.

     The Corporation received proceeds of approximately $370 million on finalization of the refining joint venture, including $307 million for inventory and other working capital sold to HOVENSA and $62.5 million from PDVSA representing the cash portion of the purchase price. These amounts are reflected in proceeds from asset sales in the statement of cash flows. The Corporation also recorded a note for $562.5 million bearing interest at 8.46% per annum. In addition, the sale of three oil and gas properties in the United States and Norway generated proceeds of $98 million in 1998. In the first quarter of 1999, the Corporation also sold onshore United States natural gas properties for $54 million.

     In connection with its asset rationalization program, the Corporation periodically reviews and considers for sale those assets that are underperforming or non-strategic. When determining its capital budget, the Corporation takes into account the estimated proceeds from these anticipated asset sales, as well as estimates of cash to be provided by operations. In 1998, these amounts totaled $987 million, consisting of $519 million in cash provided by operating activities and $468 million in proceeds from major asset sales.


--------------------------------------------------------------------------------
                                       21
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Total debt was $2,652 million at December 31, 1998 compared with $2,127 million at December 31, 1997. The debt to capitalization ratio increased to 50.1% from 39.8% at year-end 1997. At December 31, 1998, floating rate debt amounted to 32% of total debt, including the effect of interest rate conversion
(swap) agreements. At December 31, 1998, the Corporation had $805 million of additional borrowing capacity available under its long-term revolving credit agreement, $300 million under a committed revolving credit line maturing in August 1999 and additional unused lines of credit under uncommitted arrangements with banks of $362 million. The existing borrowing arrangements, including restrictive covenants, are more fully described in Note 7 to the financial statements.

     During 1998, the Corporation completed private placements of $225 million of fixed rate debt with three insurance companies having a weighted average maturity of 7.4 years. The Corporation also completed the sale and leaseback of its interests in the production platforms and related facilities of two Gulf of Mexico producing properties. These transactions have been accounted for as financings.

     In 1998 and 1997, the Corporation sold subsequent year crude oil production for $249 million and $174 million, respectively, which is recorded as deferred revenue and resulted in reduced debt at the end of each year.

     During 1998, the Corporation purchased 1,071,500 shares of common stock for $56 million under its $250 million stock repurchase program which is scheduled to expire on March 31, 1999. Through December 31, 1998, $190 million has been spent on repurchased shares under this program.

     The Corporation conducts foreign exploration and production activities in the United Kingdom, Norway, Denmark, Gabon, Indonesia, Azerbaijan and in other countries. Therefore, the Corporation is subject to the risks associated with foreign operations. These risks include the effects of changes in values of currencies on the financial statements. However, the effect of foreign currency translation on the Corporation's earnings and stockholders' equity has not been material and has not affected its liquidity or ability to raise capital. Although the financial problems in Asia and other parts of the world have contributed to the worldwide decline in crude oil prices, the Asian financial problems have not had a material adverse effect on the carrying values of the Corporation's foreign investments.


CAPITAL EXPENDITURES

     The following table summarizes the Corporation's capital expenditures in 1998, 1997 and 1996 (in millions):

--------------------------------------------------------------------------------
                                                    1998        1997        1996
--------------------------------------------------------------------------------
   Exploration and production
      Exploration                                 $  242      $  286      $  236
      Development                                    915         679         512
      Acquisitions                                   150         193          40
--------------------------------------------------------------------------------
                                                   1,307       1,158         788
   Refining, marketing and shipping                  132         188          73
--------------------------------------------------------------------------------
            Total                                 $1,439      $1,346      $  861
================================================================================


     Development expenditures include approximately $690 million and $460 million in 1998 and 1997, respectively, for major new oil and gas developments. Acquisitions in 1998 reflect $100 million for exploration and production interests in Azerbaijan and $50 million for an increased interest in a consolidated subsidiary with proved crude oil reserves and exploration licenses in Gabon. Acquisitions in 1997 principally represent purchases of developed and undeveloped oil and gas properties in the United Kingdom. Refining and marketing expenditures in 1997 include the purchase of a chain of retail marketing properties in Florida.


--------------------------------------------------------------------------------
                                       22
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Oil and gas development expenditures are expected to be lower in 1999 as new fields come onstream and the Corporation has significantly reduced planned exploration expenditures due to lower crude oil prices. As a result, the Corporation expects its total capital expenditures, excluding acquisitions, if any, to approximate $900 million in 1999. These expenditures will be financed by internally generated funds and external borrowings.


DERIVATIVE FINANCIAL INSTRUMENTS

     The Corporation is exposed to market risks related to volatility in the selling prices of crude oil, natural gas and refined products, as well as to changes in interest rates and foreign currency values. Derivative instruments are used to reduce the risks of these price and rate fluctuations and the Corporation has guidelines for, and controls over, the use of such instruments.

     Futures, forwards, options and swaps are used to reduce the effects of changes in the selling prices of crude oil, natural gas and refined products. These instruments fix the selling prices of a portion of the Corporation's products and the related gains or losses are an integral part of the Corporation's selling prices. At December 31, the Corporation had open hedge positions equal to 3% of its estimated 1999 United States natural gas production. In addition, the Corporation had hedges covering 9% of its refining and marketing inventories. As market conditions change, the Corporation will adjust its hedge positions.

     The Corporation owns an interest in a partnership that trades energy commodities and energy derivatives. The accounts of the partnership are consolidated with those of the Corporation. The Corporation also engages in trading for its own account.

     The Corporation uses value at risk to estimate the potential effects of changes in fair values of derivatives and other instruments used in hedging activities and derivatives and commodities used in trading activities. This method determines the potential one-day change in fair value with 95% confidence. The analysis is based on historical volatility, historical simulation and other assumptions. The Corporation estimates that at December 31, 1998, the value at risk related to hedging activities, excluding the physical inventory hedged, was $1 million ($5 million at December 31, 1997). During 1998, the average value at risk for hedging activities was $4 million, the high was $5 million and the low was $1 million. The value at risk on trading activities, predominantly partnership trading, was $4 million at December 31, 1998 ($2 million at December 31, 1997). During 1998, the average value at risk for trading activities was $5 million, the high was $6 million and the low was $3 million.

     The Corporation also uses interest-rate conversion agreements to reduce exposure to rising interest rates. At December 31, 1998, the Corporation has $400 million of notional-value, interest-rate conversion agreements that effectively reduce its percentage of floating rate debt from 47% to 32% ($300 million at December 31, 1997). These agreements relate to the Corporation's outstanding debt of $2,652 million, which together with the interest-rate swaps has a fair value of $2,735 million at December 31, 1998. A 10% change in interest rates would change the fair values of debt and related swaps by $64 million at December 31, 1998 ($48 million at December 31, 1997).

     The Corporation also hedges a portion of its exposure to fluctuating foreign exchange rates, principally the Pound Sterling. Generally, the Corporation uses forward contracts to fix the exchange rate on a portion of the currency used in its North Sea operations. The possible change in fair value of these contracts from a 10% change in the exchange rate is estimated to be $10 million at December 31, 1998 ($18 million at December 31, 1997). See Note 13 to the financial statements for additional information on financial instruments, hedging and trading activities.


--------------------------------------------------------------------------------
                                       23
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

YEAR 2000

Some older computer software and embedded computer systems use two digits rather than four to reflect dates used in performing calculations. Because these computer programs and embedded systems may not properly recognize the year 2000, errors may result causing potentially serious disruptions. In addition, third parties with which the Corporation does business face the same problems.

     The Corporation has a worldwide program to identify software and hardware that is not year 2000 compliant. The Corporation is also determining the year 2000 status of major vendors and customers and has begun contingency planning. The Corporation's year 2000 project is jointly managed by its Chief Information Officer and its Vice President of Internal Audit.

Status of year 2000 project: Since 1995, the Corporation has been installing new financial and business systems as part of its reengineering project. Although the primary purpose of the project is to increase efficiency and effectiveness, the new software is year 2000 compliant. These new systems have replaced, or will replace, approximately 70% of noncompliant software. The final phase of the new software installation is scheduled for completion in the second quarter of 1999.

     The Corporation has assessed its remaining software. Remediation of the remaining software is largely complete and testing of changes is in progress. Testing is scheduled to be complete by the third quarter of 1999. The Corporation has completed approximately 70% of this portion of the project at December 31. The Corporation principally uses external consultants on this phase of the project.

     There are embedded computer systems used throughout the Corporation's operations. The Corporation has hired consultants to evaluate embedded systems. The inventory and assessment phases will be completed at the end of the first quarter of 1999. Remediation of critical systems, where required, should finish in the second quarter of 1999. Remediation of all other systems, where required, will be completed in the third quarter. At December 31, assessment and remediation of embedded computer systems is approximately 65% complete.

     The Corporation has also undertaken a supplier and customer analysis of year 2000 readiness. The identification process is complete. Communication with third parties to assess their progress in addressing year 2000 problems is in progress. The third party analysis will be completed by the end of the second quarter of 1999 and is approximately 60% complete at December 31.

Costs: The new systems that replace approximately 70% of noncompliant software will have a total cost of approximately $50 million (of which approximately 85% has been expended at December 31). The Corporation expects to spend an additional $12 million for remediation of remaining systems, primarily for outside consultants, which is being expensed as incurred. To date, the Corporation has expended approximately $6 million of the expected total.

     The Corporation has not deferred ongoing information technology projects because of year 2000 efforts.


--------------------------------------------------------------------------------
                                       24
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Risks: There are uncertainties inherent in the year 2000 problem, partially resulting from the readiness of customers and suppliers. The failure to correct material year 2000 problems could interrupt business and operations. Uncorrected, these interruptions could have a material effect on the Corporation's financial position and results of operations. Consequently, the Corporation cannot determine whether year 2000 failures will materially affect its financial position or results of operations. However, the objective of the Corporation's year 2000 project is to reduce these risks.

Contingency planning: Contingency plans are necessary to ensure that risks associated with year 2000 are mitigated. In the normal course of business, the Corporation has developed contingency plans to ensure that it has alternate suppliers for critical materials and equipment and that production of crude oil, natural gas and refined products can be sold. The Corporation is in the design phase of contingency planning for year 2000 and expects to use existing contingency plans in this process. Contingency planning will be completed by the third quarter of 1999 and updated at year-end, if appropriate.

     In addition, the Corporation has engaged external consultants to review and benchmark the progress of its year 2000 project.

Safe Harbor: Certain information in this section on year 2000 is forward looking. This includes projected costs, time tables for, and percentages of, completion of projects and possible effects. These disclosures are based on the Corporation's current understanding and assessment of the year 2000 problem. Assumptions used, such as availability of resources, and the status of its year 2000 assessment and remediation projects may change. In addition, suppliers and customers may fail to be ready for year 2000. Consequently, actual results may differ from these disclosures.


ENVIRONMENTAL MANAGEMENT

The Corporation is aware of its environmental responsibilities and the relevant environmental regulations with which it must comply at the federal, state and local level. Accordingly, the Corporation incurs ongoing operating costs and capital investment. The Corporation believes that it has made the necessary expenditures to comply with existing legislation and that it is well positioned to meet currently proposed regulations.

     The Corporation continues to focus on energy conservation, pollution control and waste minimization and treatment. There are also programs for compliance evaluation, facility auditing and employee training to monitor operational activities and to prevent conditions that might threaten the environment.

     In 1998, the Corporation published its first Environmental, Health and Safety Report. The report includes the Corporation's environmental policy and summarizes environmental performance and emissions data for 1997. The Corporation's Executive Committee approved an environmental business plan in July 1998 and implementation of the plan has begun. As part of the plan, the Corporation will develop an integrated environmental management system. The Corporation's objective is to ensure that its activities are conducted in an environmentally responsible and consistent manner.

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

     The Corporation expended $9 million in 1998, $12 million in 1997 and $13 million in 1996 for remediation. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $4 million in 1998, $5 million in 1997 and $7 million in 1996.


--------------------------------------------------------------------------------
                                       25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FORWARD LOOKING INFORMATION

Certain sections of the Financial Review, including references to the Corporation's future results of operations and financial position, capital expenditures, planned asset sales, derivative disclosures and year 2000 and environmental sections, represent forward looking information. The disclosures are based on the Corporation's current understanding and assessment of these activities and reasonable assumptions about the future. Actual results may differ from these disclosures because of changes in market conditions, government actions and other factors.


DIVIDENDS

     Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 1998 and 1997.


STOCK MARKET INFORMATION

The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 1998 and 1997 were as follows:

---------------------------------------------------------------------
                                   1998                   1997
                            ------------------     ------------------
   QUARTER ENDED             HIGH        LOW        HIGH        LOW
---------------------------------------------------------------------
   March 31                 61 1/16    48 5/16     62         52 3/8
   June 30                  59 1/8     50 5/16     56 3/8     47 3/8
   September 30             59 5/8     46          62 3/4     54 3/16
   December 31              59 1/8     48          64 1/2     49 5/16
=====================================================================


QUARTERLY FINANCIAL DATA

Quarterly results of operations for the years ended December 31, 1998 and 1997 follow (millions of dollars, except per share data):

-------------------------------------------------------------------------------
                                          INCOME                             NET
                         SALES            (LOSS)                          INCOME
                     AND OTHER         EXCLUDING                 NET      (LOSS)
                     OPERATING  GROSS    SPECIAL  SPECIAL     INCOME   PER SHARE
   QUARTER            REVENUES  PROFIT(a)  ITEMS    ITEMS     (LOSS)   (DILUTED)
-------------------------------------------------------------------------------
   1998
      First            $1,826   $  253   $  (69)   $   56(b) $  (13)   $  (.14)
      Second            1,617      259      (22)       --       (22)      (.24)
      Third             1,531      239       (6)       --        (6)      (.07)
      Fourth            1,616      158      (99)     (319)(c)  (418)     (4.70)
---------------------------------------------------------------------
         Total         $6,590   $  909   $ (196)   $ (263)   $ (459)
=====================================================================
   1997
      First            $2,397   $  336   $    4    $   --    $    4    $   .05
      Second            1,834      312       31        11(b)     42        .45
      Third             1,885      342       23        --        23        .25
      Fourth            2,118      270      (44)      (17)(d)   (61)      (.67)
---------------------------------------------------------------------
         Total         $8,234   $1,260   $   14    $   (6)   $    8
=====================================================================

(a) Gross profit represents sales and other operating revenues less cost of products sold and operating expenses and depreciation, depletion and amortization.

(b)  Represents net gains on asset sales.

(c) Includes a loss of $106 million on the formation of a refining joint venture, impairment of assets and operating leases of $198 million and accrued severance costs of $15 million.

(d) Reflects an after-tax charge of $55 million for the impairment of two oil fields in the United Kingdom North Sea and income of $38 million from a refund of United Kingdom taxes.

     The results of operations for the periods reported herein should not be considered as indicative of future operating results.


--------------------------------------------------------------------------------
                                       26
--------------------------------------------------------------------------------

STATEMENT OF CONSOLIDATED INCOME

AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------------
                                                                                           FOR THE YEARS ENDED DECEMBER 31
                                                                             ----------------------------------------------------
THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA                                       1998                  1997                 1996
---------------------------------------------------------------------------------------------------------------------------------
REVENUES
   Sales (excluding excise taxes) and
   other operating revenues                                                 $6,590,009            $8,233,723           $8,272,186
   Non-operating revenues
      Gain (loss) on asset sales                                               (25,679)               16,463              529,271
      Equity in loss of HOVENSA L.L.C                                          (15,848)                   --                   --
      Other                                                                     68,984                89,860              128,254
---------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                      6,617,466             8,340,046            8,929,711
---------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
   Cost of products sold and operating expenses                              5,024,405             6,301,046            6,074,695
   Exploration expenses, including dry holes and
      lease impairment                                                         337,518               373,180              342,860
   Selling, general and administrative expenses                                753,251               649,815              602,329
   Interest expense                                                            152,934               136,149              165,501
   Depreciation, depletion and amortization                                    656,991               672,669              730,382
   Impairment of assets and operating leases                                   206,478                80,602                   --
---------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                            7,131,577             8,213,461            7,915,767
---------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                                          (514,111)              126,585            1,013,944
   Provision (benefit) for income taxes                                        (55,218)              119,085              353,845
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                           $ (458,893)           $    7,500           $  660,099
=================================================================================================================================

NET INCOME (LOSS) PER SHARE
   Basic                                                                        $(5.12)                 $.08                $7.13
   Diluted                                                                      $(5.12)                 $.08                $7.09
=================================================================================================================================

STATEMENT OF CONSOLIDATED RETAINED EARNINGS

---------------------------------------------------------------------------------------------------------------------------------
                                                                                        FOR THE YEARS ENDED DECEMBER 31
                                                                          -------------------------------------------------------
THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA                                     1998                  1997                  1996
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                                                $2,463,005            $2,613,920           $2,017,064
   Net income (loss)                                                          (458,893)                7,500              660,099
   Dividends declared--common stock
      ($.60 per share in 1998, 1997 and 1996)                                  (54,520)              (55,090)             (55,761)
   Common stock acquired and retired                                           (45,526)             (103,325)              (7,482)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                      $1,904,066            $2,463,005           $2,613,920
=================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            AT DECEMBER 31
                                                                                                    -----------------------------
THOUSANDS OF DOLLARS                                                                                      1998               1997
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                                        $   73,791         $   91,154
   Accounts receivable
      Trade                                                                                            954,353            951,796
      Other                                                                                             58,831             41,302
   Inventories                                                                                         482,182            937,949
   Current portion of deferred income taxes                                                            114,194            105,391
   Other current assets                                                                                203,355             76,040
---------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                           1,886,706          2,203,632
---------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS AND ADVANCES
   HOVENSA L.L.C                                                                                       702,581                 --
   Other                                                                                               232,826            250,458
---------------------------------------------------------------------------------------------------------------------------------
      Total investments and advances                                                                   935,407            250,458
---------------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
   Exploration and production                                                                        9,718,424          8,779,807
   Refining                                                                                             73,244          2,688,403
   Marketing                                                                                         1,120,109          1,025,178
   Shipping                                                                                            115,462            128,247
---------------------------------------------------------------------------------------------------------------------------------
      Total--at cost                                                                                11,027,239         12,621,635
   Less reserves for depreciation, depletion, amortization and lease impairment                      6,835,301          7,430,841
---------------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment--net                                                             4,191,938          5,190,794
---------------------------------------------------------------------------------------------------------------------------------

NOTE RECEIVABLE                                                                                        538,500                 --
---------------------------------------------------------------------------------------------------------------------------------

DEFERRED INCOME TAXES AND OTHER ASSETS                                                                 330,432            289,735
---------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                        $7,882,983         $7,934,619
=================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             AT DECEMBER 31
                                                                                                 -----------------------------------
                                                                                                      1998                   1997
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable--trade                                                                       $   713,831            $   752,576
   Accrued liabilities                                                                               554,632                491,644
   Deferred revenue                                                                                  251,328                175,684
   Taxes payable                                                                                     100,686                195,692
   Notes payable                                                                                       3,500                 17,825
   Current maturities of long-term debt                                                              172,820                106,430
-----------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                    1,796,797              1,739,851
-----------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                                     2,476,145              2,003,033
-----------------------------------------------------------------------------------------------------------------------------------

DEFERRED LIABILITIES AND CREDITS
   Deferred income taxes                                                                             483,843                562,371
   Other                                                                                             482,786                413,665
-----------------------------------------------------------------------------------------------------------------------------------
      Total deferred liabilities and credits                                                         966,629                976,036
-----------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
   Preferred stock, par value $1.00
      Authorized--20,000,000 shares for issuance in series                                                --                     --
   Common stock, par value $1.00
      Authorized--200,000,000 shares
      Issued--90,356,705 shares in 1998; 91,451,205 shares in 1997                                    90,357                 91,451
   Capital in excess of par value                                                                    764,412                774,631
   Retained earnings                                                                               1,904,066              2,463,005
   Equity adjustment from foreign currency translation                                              (115,423)              (113,388)
-----------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                   2,643,412              3,215,699
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                       $ 7,882,983            $ 7,934,619
===================================================================================================================================

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities.

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              FOR THE YEARS ENDED DECEMBER 31
                                                                                  --------------------------------------------------
THOUSANDS OF DOLLARS                                                                     1998               1997               1996
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                              $  (458,893)       $     7,500        $   660,099
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Depreciation, depletion and amortization                                     656,991            672,669            730,382
         Impairment of assets and operating leases                                    206,478             80,602                 --
         Exploratory dry hole costs                                                   159,435            191,351            164,601
         Lease impairment                                                              47,440             37,185             52,825
         (Gain) loss on asset sales                                                    25,679            (16,463)          (529,271)
         (Increase) decrease in accounts receivable                                     6,335           (148,488)           (66,452)
         (Increase) decrease in inventories                                           122,204            333,477           (434,206)
         Increase in accounts payable, accrued liabilities and
            deferred revenue                                                          185,403            198,596            110,736
         Increase (decrease) in taxes payable                                         (87,118)           (46,626)            32,623
         Provision (benefit) for deferred income taxes                               (137,922)           (80,208)            43,483
         Changes in prepaid expenses and other                                       (207,244)            20,412             42,901
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                 518,788          1,250,007            807,721
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures
      Exploration and production                                                   (1,306,438)        (1,157,938)          (788,286)
      Refining, marketing and shipping                                               (132,240)          (187,652)           (72,339)
-----------------------------------------------------------------------------------------------------------------------------------
            Total capital expenditures                                             (1,438,678)        (1,345,590)          (860,625)
   Proceeds from asset sales and other                                                502,854             63,017          1,037,073
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) investing activities                      (935,824)        (1,282,573)           176,448
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance (repayment) of notes                                                      (14,342)             1,982            (72,046)
   Long-term borrowings                                                               848,320            398,391                 --
   Repayment of long-term debt and capitalized
      lease obligations                                                              (317,144)          (209,000)          (794,527)
   Cash dividends paid                                                                (54,647)           (55,373)           (55,746)
   Common stock acquired                                                              (59,167)          (122,283)            (8,236)
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) financing activities                       403,020             13,717           (930,555)
-----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                (3,347)            (2,519)             2,837
-----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                                   (17,363)           (21,368)            56,451
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         91,154            112,522             56,071
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $    73,791        $    91,154        $   112,522
===================================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CHANGES IN COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE

AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

-------------------------------------------------------------------------------------------------
                                                                COMMON STOCK
                                                         ------------------------

                                                                                       CAPITAL IN
                                                          NUMBER OF                     EXCESS OF
THOUSANDS OF DOLLARS                                         SHARES         AMOUNT      PAR VALUE
-------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1996                               93,011,255    $    93,011    $   744,252
   Distributions to trustee under executive incentive
      compensation and stock ownership plans (net)          211,750            212         11,300
   Common stock acquired and retired                       (154,700)          (155)        (1,247)
   Employee stock options exercised                           5,000              5            254
-------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996                             93,073,305         93,073        754,559
   Distributions to trustee under executive incentive
      compensation and stock ownership plans (net)          719,000            719         38,145
   Common stock acquired and retired                     (2,368,100)        (2,368)       (19,419)
   Employee stock options exercised                          27,000             27          1,346
-------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997                             91,451,205         91,451        774,631
   Cancellations under executive incentive
      compensation and stock ownership plans (net)          (26,000)           (26)        (1,292)
   Common stock acquired and retired                     (1,071,500)        (1,071)        (9,073)
   Employee stock options exercised                           3,000              3            146
-------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                             90,356,705    $    90,357    $   764,412
=================================================================================================

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME


-------------------------------------------------------------------------------------------------
                                                             FOR THE YEARS ENDED DECEMBER 31
                                                       ------------------------------------------

THOUSANDS OF DOLLARS                                      1998             1997            1996
-------------------------------------------------------------------------------------------------
COMPONENTS OF COMPREHENSIVE INCOME (LOSS)
   Net income (loss)                                      $(458,893)     $   7,500      $ 660,099
   Change in foreign currency translation adjustment         (2,035)       (35,467)       116,010
-------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)                               $(460,928)     $ (27,967)     $ 776,109
=================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Amerada Hess Corporation and subsidiaries (the "Corporation") engage in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. These activities are conducted primarily in the United States, United Kingdom, Norway and Gabon. The Corporation also has oil and gas activities in Azerbaijan, Denmark, Indonesia, Thailand and other countries. In addition, the Corporation manufactures, purchases, transports and markets refined petroleum and other energy products. The Corporation owns 50% of a refinery joint venture in the United States Virgin Islands. An additional refining facility, terminals and retail outlets are located principally on the East Coast of the United States.

     In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses in the income statement. Actual results could differ from those estimates. Among the estimates made by management are: oil and gas reserves, inventory and other asset valuations, pension liabilities, environmental obligations, depreciation, depletion and amortization, dismantlement costs and income taxes.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Amerada Hess Corporation and subsidiaries. The Corporation's interests in oil and gas exploration and production ventures are proportionately consolidated.

     Investments in affiliated companies, 20% to 50% owned, including HOVENSA L.L.C., the Corporation's refining joint venture, are stated at cost of acquisition plus the Corporation's equity in undistributed net income since acquisition. The change in the equity in net income of these companies is included in non-operating revenues in the income statement.

     Intercompany transactions and accounts are eliminated in consolidation.

     Certain amounts in prior years' financial statements have been reclassified to conform with current year presentation.

     CASH AND CASH EQUIVALENTS: Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

     INVENTORIES: Crude oil and refined product inventories are valued at the lower of cost or market value. Cost is determined principally on the average cost method.

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

MAINTENANCE AND REPAIRS: The estimated costs of major maintenance, including turnarounds at the Port Reading refining facility, are accrued. Other expenditures for maintenance and repairs are charged against income as incurred. Renewals and improvements are treated as additions to property, plant and equipment, and items replaced are treated as retirements.


--------------------------------------------------------------------------------
                                       32
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

FOREIGN CURRENCY TRANSLATION: The local currency is the functional currency (primary currency in which business is conducted) for the Corporation's United Kingdom and Norwegian operations. The U.S. dollar is the functional currency for other foreign operations. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity entitled "Equity adjustment from foreign currency translation." Gains or losses resulting from transactions in other than the functional currency are reflected in net income. The Corporation is studying a change to the U.S. dollar functional currency for its United Kingdom operations for 1999 reporting.

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

2.   REFINING JOINT VENTURE

On October 30, 1998, the Corporation formed a joint venture with Petroleos de Venezuela, S.A. (PDVSA). Pursuant to this transaction, PDVSA, V.I., Inc. (PDVSA V.I.), a wholly-owned subsidiary of PDVSA, purchased a 50% interest in the fixed assets of the Corporation's Virgin Islands refinery for $62,500,000 in cash, a 10-year note from PDVSA V.I. for $562,500,000, bearing interest at 8.46% per annum and requiring principal payments over its term, and a $125,000,000, 10-year, contingent note, also bearing interest at 8.46% per annum (which contingent note was not valued for accounting purposes). PDVSA V.I.'s payment obligations under both notes are guaranteed by PDVSA and secured by a pledge of PDVSA V.I.'s interest in the joint venture. The Corporation's Virgin Islands subsidiary and PDVSA V.I. each contributed their 50% interest in the refinery fixed assets to HOVENSA L.L.C. (HOVENSA). HOVENSA is 50% owned by this subsidiary of the Corporation and 50% owned by PDVSA V.I. and operates the Virgin Islands refinery. The Corporation purchased refined products from HOVENSA at a cost of approximately $151,000,000 during the two months ended December 31, 1998.

     At closing, the Corporation also received $307,000,000 from HOVENSA as payment for the net working capital of the refinery. The Corporation's investment in the joint venture is accounted for using the equity method. Summarized financial information for HOVENSA as of December 31, 1998 and for the two months since inception follows:



---------------------------------------------------------------------------
Thousands of dollars                                                   1998
---------------------------------------------------------------------------
SUMMARIZED BALANCE SHEET INFORMATION
At December 31
   Current assets                                               $   352,171
   Net fixed assets                                               1,343,712
   Other assets                                                      27,711
   Current liabilities                                             (133,454)
   Long-term debt                                                  (250,000)
   Deferred liabilities and credits                                 (27,718)
---------------------------------------------------------------------------

      Partners' equity                                          $ 1,312,422
---------------------------------------------------------------------------

SUMMARIZED INCOME STATEMENT INFORMATION

For the period ended December 31
   Total revenues                                               $   344,896
   Costs and expenses                                              (343,904)
   Inventory market value changes                                   (31,999)
---------------------------------------------------------------------------
      Net loss                                                  $   (31,007)*
===========================================================================

*    The Corporation's share of HOVENSA's loss was $15,848.


--------------------------------------------------------------------------------
                                       33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

3.   SPECIAL ITEMS

1998: In connection with the sale of a 50% interest in the fixed assets of the Corporation's Virgin Islands refinery, the Corporation recorded a loss of $106,000,000. The contingent note of $125,000,000 received from PDVSA V.I. was not valued for accounting purposes. The Corporation also recorded an additional noncash charge of $44,000,000 for the reduction in carrying value of its crude oil storage terminal in St. Lucia, which will be used less as a result of the joint venture. The amount of this charge was based on an estimate of fair value of the facility determined by discounting anticipated future net cash flows. No income tax benefit was recorded on either charge.

     Exploration and production results included a special after-tax charge of $77,000,000 for the reduction in market value of fixed-priced drilling service contracts due to the decline in worldwide crude oil prices. This charge reflects estimated costs that will not be recovered through subcontracts on several drilling rigs. Pre-tax excess costs of approximately $90,000,000 were recorded as liabilities in the balance sheet. A charge of $54,000,000 ($35,000,000 after income taxes) was also recorded for the impairment of capitalized costs related to a North Sea oil discovery, which is uneconomic at current prices. The Corporation also expensed $29,000,000 for its share of asset impairment of an equity affiliate and $13,000,000 for the reduction in carrying value of developed and undeveloped properties in the United States and United Kingdom.

     Net expenses of approximately $15,000,000 were also recorded for severance covering approximately 400 exploration and production employees (of which approximately 200 had been terminated at year-end). Approximately $2,000,000 of severance has been paid in 1998. In addition, the Corporation recorded gains of $56,200,000 on the sale of oil and gas assets in the United States and Norway.

     The impairment of carrying values of the crude oil storage terminal and exploration and production assets, including the loss on drilling service contracts, is reflected in a separate impairment line in the income statement. Gains (losses) on asset sales and equity in net income (loss) of affiliates are included in non-operating revenues. Severance and related costs, before income tax effect, are included in selling, general and administrative expenses.

     1997: The Corporation recorded a charge of $80,600,000 (approximately $55,000,000 after income taxes) for impairment of long-lived assets and a long-term operating lease, as a result of reserve revisions on two oil fields in the United Kingdom North Sea. The Corporation also recorded income of $38,200,000 from a refund of United Kingdom Petroleum Revenue Taxes. In 1997, the Corporation also sold its interest in a United States natural gas field resulting in an after-tax gain of $10,700,000.

     1996: The Corporation sold exploration and production assets in 1996 resulting in a net gain of $421,150,000. These sales included the Corporation's Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets.

4.   ACCOUNTING CHANGES

On January 1, 1998, the Corporation began capitalizing the cost of internal use software in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This accounting change increased net income for the year by $13,867,000 ($.15 per share).

     Effective January 1, 1999, the Corporation adopted the last-in, first-out
(LIFO) method of accounting for its refining and marketing inventory.

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Corporation must adopt this statement by January 1, 2000. The Corporation has not yet determined the effect of FAS No. 133 on its earnings and financial position.

5.   INVENTORIES

     Inventories at December 31 are as follows:


-----------------------------------------------------------------------------
THOUSANDS OF DOLLARS                                     1998            1997
-----------------------------------------------------------------------------
Crude oil and other charge stocks                    $ 35,818        $269,783
Refined and other finished products                   386,917         564,973
-----------------------------------------------------------------------------
                                                      422,735         834,756
Materials and supplies                                 59,447         103,193
-----------------------------------------------------------------------------
         Total                                       $482,182*       $937,949
=============================================================================

* Excludes inventories of 50% owned refinery joint venture, HOVENSA L.L.C., accounted for using the equity method.


--------------------------------------------------------------------------------
                                       34
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


6.   SHORT-TERM NOTES AND RELATED LINES OF CREDIT

Short-term notes payable to banks amounted to $3,500,000 at December 31, 1998 and $17,825,000 at December 31, 1997. The weighted average interest rates on these borrowings were 8.8% and 7.0% at December 31, 1998 and 1997, respectively. At December 31, 1998, the Corporation has uncommitted arrangements with banks for unused lines of credit aggregating $362,000,000. No compensating balances or fees are required for these lines of credit. In addition, the Corporation has an unused committed short-term credit line of $300,000,000 with facility fees of
 .10% maturing in August 1999.

7.   LONG-TERM DEBT

Long-term debt at December 31 consists of the following:


-------------------------------------------------------------------------
THOUSANDS OF DOLLARS                                 1998            1997
-------------------------------------------------------------------------
6.1% Marine Terminal Revenue
   Bonds--Series 1994--
   City of Valdez, Alaska,
   due 2024                                    $   20,000      $   20,000
Pollution Control Revenue Bonds,
   weighted average rate 6.6%,
   due through 2022                                52,607          52,590
Fixed rate notes, payable principally
   to insurance companies,
   weighted average rate 8.1%,
   due through 2014                             1,154,285       1,013,376
Global Revolving Credit Facility
   with banks, weighted average
   rate 6.1%*, due 2002                         1,195,000         968,000
Project lease financing, weighted
   average rate 5.1%, due
   through 2014                                   185,513              --
Capitalized lease obligations,
   weighted average rate 6.7%, due
   through 2010                                    35,960          49,497
Other loans, weighted average rate
   8.2%, due through 2007                           5,600           6,000
-------------------------------------------------------------------------

                                                2,648,965       2,109,463
Less amount included in
   current maturities                             172,820         106,430
-------------------------------------------------------------------------

         Total                                 $2,476,145      $2,003,033
=========================================================================

*    Includes effect of interest rate conversion agreements.

     The aggregate long-term debt maturing during the next five years is as follows (in thousands): 1999--$172,820 (included in current liabilities); 2000--$4,923; 2001--$25,409; 2002--$1,395,693 and 2003--$80,986.

     The Corporation's long-term debt agreements contain various restrictions and conditions, including working capital requirements and limitations on total borrowings and cash dividends. At December 31, 1998, the Corporation meets the required working capital ratio of 1 to 1. The Corporation has additional borrowing capacity of $1,313,000,000 for the construction or acquisition of assets and $213,000,000 of retained earnings free of dividend restrictions.

     The Corporation has a $2,000,000,000 Global Revolving Credit Facility (the "Facility"), of which $1,195,000,000 is outstanding at December 31, 1998. Outstanding amounts are due to be repaid in 2002, but may be extended for an additional two years with the consent of the lenders. Borrowings bear interest at a margin above the London Interbank Offered Rate ("LIBOR") based on the Corporation's capitalization ratio. The current borrowing rate is .20% above LIBOR. Facility fees of .125% per annum are payable on the amount of the credit line.

     During 1998, the Corporation entered into the sale and leaseback of its interests in the production platforms and related facilities of two Gulf of Mexico producing properties. These transactions have been accounted for as financings. At December 31, the outstanding obligations amount to $185,513,000, maturing through 2014.

     The Corporation sold a portion of its subsequent year crude oil production in 1998 and 1997 and used the proceeds to repay revolving credit debt. Accordingly, at December 31, 1998 and 1997, $249,325,000 and $173,681,000,
respectively, are included in deferred revenue on the balance sheet.

     At December 31, 1998, the Corporation has interest rate conversion agreements, accounted for by the accrual method, that effectively convert floating rate debt to fixed rate debt, reducing the percentage of its floating rate debt from 47% to 32%.

     In 1998 and 1997, the Corporation capitalized interest of $23,559,000 and $10,284,000 on major development projects. The total amount of interest paid (net of amounts capitalized), principally on short-term and long-term debt, in 1998, 1997 and 1996 was $154,419,000, $146,795,000 and $176,033,000,
respectively.


--------------------------------------------------------------------------------
                                       35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


8.   STOCKHOLDERS' EQUITY

The Corporation has outstanding stock options and nonvested common stock under its 1995 Long-Term Incentive Plan and its Executive Long-Term Incentive Compensation and Stock Ownership Plan (which expired in 1997). Generally, stock options vest one year from the date of grant and the exercise price equals or exceeds the market price on the date of grant. Nonvested common stock vests three or five years from the date of grant, depending on the terms of the award.

     The Corporation's stock option activity in 1998, 1997 and 1996 consisted of the following:

-----------------------------------------------------------------------------
                                                                    WEIGHTED-
                                                                      AVERAGE
                                                     OPTIONS   EXERCISE PRICE
                                                  (THOUSANDS)       PER SHARE
-----------------------------------------------------------------------------
Granted in 1995, approved in 1996                     863              $56.39
Granted in 1996                                       629               62.22
Exercised                                              (5)              51.75
Forfeited                                             (66)              56.39
-----------------------------------------------------------------------------

Outstanding at December 31, 1996                    1,421               58.99
Granted                                               873               54.75
Exercised                                             (27)              50.86
Forfeited                                             (19)              59.52
-----------------------------------------------------------------------------

Outstanding at December 31, 1997                    2,248               57.43
Granted                                               873               53.05
Exercised                                              (3)              49.75
Forfeited                                             (23)              56.22
-----------------------------------------------------------------------------

Outstanding at December 31, 1998                    3,095              $56.21
=============================================================================

Exercisable at December 31, 1996                      792              $56.42
Exercisable at December 31, 1997                    1,376               59.14
Exercisable at December 31, 1998                    2,230               57.44
=============================================================================


     Exercise prices for employee stock options at December 31, 1998 ranged from $49.00 to $64.75 per share. The weighted-average remaining contractual life of employee stock options is 8.3 years.

     The Corporation uses the Black-Scholes model to estimate the fair value of employee stock options for pro forma disclosure of the effects on net income and earnings per share. The Corporation used the following weighted-average assumptions in the Black-Scholes model for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.6%, 5.9% and 5.8%; expected stock price volatility of .218, .220 and .213; a dividend yield of 1.1%; and an expected life of seven years. The Corporation's net income would have been reduced by approximately $19,100,000 in 1998, $7,600,000 in 1997 and $7,700,000 in 1996 ($.21 per share in 1998 and $.08 per share in 1997 and 1996, diluted) if option expense were recorded using the fair value method.

     The weighted-average fair values of options granted for which the exercise price equaled the market price on the date of grant were $17.50 in 1998, $18.69 in 1997 and $18.91 in 1996. In 1996, the fair value of options granted for which the exercise price exceeded the market price on the date of grant was $15.47.

     Total compensation expense for nonvested common stock was $15,975,000 in 1998, $11,553,000 in 1997 and $5,915,000 in 1996. Awards of nonvested common stock were as follows:


--------------------------------------------------------------------------
                                              SHARES OF
                                              NONVESTED          WEIGHTED-
                                           COMMON STOCK            AVERAGE
                                                AWARDED      PRICE ON DATE
                                            (THOUSANDS)           OF GRANT
--------------------------------------------------------------------------
Granted in 1995, approved in 1996                203                $49.81
Granted in 1996                                   95                 57.30
Granted in 1997                                  746                 53.94
Granted in 1998                                   18                 53.08
==========================================================================

     At December 31, 1998, the number of common shares reserved for issuance is as follows:


--------------------------------------------------------------------------
1995 Long-Term Incentive Plan
   Future awards                                                   621,000
   Stock options outstanding                                     3,094,500
   Stock appreciation rights                                        52,000
Warrants*                                                        1,051,584
--------------------------------------------------------------------------

         Total                                                   4,819,084
==========================================================================

* Issued in connection with an insurance company financing, exercisable through June 27, 2001 at $64.66 per share.


9.   FOREIGN CURRENCY TRANSLATION

Foreign currency exchange transactions reflected in net income (after income tax effect) amounted to gains of $2,511,000 in 1998, $5,073,000 in 1997 and $1,813,000 in 1996.


--------------------------------------------------------------------------------
                                       36
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


10.  PENSION PLANS

The Corporation has defined benefit pension plans for substantially all of its employees. The following table reconciles the benefit obligation and fair value of plan assets and discloses the funded status:


----------------------------------------------------------------------------
THOUSANDS OF DOLLARS                                     1998           1997
----------------------------------------------------------------------------
Reconciliation of pension benefit obligation

   Benefit obligation at January 1                  $ 464,728      $ 419,798
   Service cost                                        19,280         17,751
   Interest cost                                       32,841         31,565
   Actuarial loss                                      48,855         18,273
   Benefit payments                                   (23,000)       (22,659)
----------------------------------------------------------------------------

      Pension benefit obligation at
         December 31                                  542,704        464,728
----------------------------------------------------------------------------
Reconciliation of fair value of plan assets
   Fair value of plan assets at January 1             427,912        381,532
   Actual return on plan assets                        54,311         60,216
   Employer contributions                              16,833          8,204
   Employee contributions                                 793            619
   Benefit payments                                   (23,000)       (22,659)
----------------------------------------------------------------------------

      Fair value of plan assets at
         December 31                                  476,849        427,912
----------------------------------------------------------------------------
Funded status at December 31
   Funded status                                      (65,855)       (36,816)
   Unrecognized prior service cost                     11,166         10,321
   Unrecognized (gain) loss                               736        (27,193)
----------------------------------------------------------------------------

      Accrued pension liability                     $ (53,953)     $ (53,688)
============================================================================

     The pension information shown above, which indicates a pension benefit obligation in excess of plan assets of $65,855,000, is based on Financial Accounting Standard No. 87, Employer's Accounting for Pensions. This standard requires using a current discount rate at which the pension obligation could be effectively settled. The rate is based on the rates of return of high-quality, fixed-income investments. In determining the funding requirements of U.S. pension plans in accordance with income tax regulations, the expected long-term rate of return on the pension funds' investments is used as the discount rate. This rate has historically been higher than the discount rate required by FAS 87, because pension assets are invested in equity and fixed income securities. Had the long-term rate of return been used to discount the pension benefit obligation, the present value of the Corporation's pension liability at December 31, 1998 would have been reduced by approximately $100,000,000. Accordingly, the Corporation and its actuaries believe that its pension plans are adequately funded. The Corporation's United States pension plan also meets the full funding requirements under income tax regulations.

     Pension expense consisted of the following:

----------------------------------------------------------------------------
THOUSANDS OF DOLLARS                      1998           1997           1996
----------------------------------------------------------------------------
Service cost                          $ 19,280       $ 19,109       $ 17,915
Interest cost                           32,841         33,162         29,961
Expected return on
   plan assets                         (36,221)       (32,390)       (29,128)
Amortization of
   transition obligation                   (72)        (3,052)        (3,064)
Amortization of prior
   service cost                          1,280          1,280            568
Amortization of net gain                   (22)        (1,692)          (778)
----------------------------------------------------------------------------
      Pension expense                 $ 17,086       $ 16,417       $ 15,474
============================================================================

     Prior service costs and gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the average remaining service period of active employees.

     The weighted-average actuarial assumptions used by the Corporation's pension plans at December 31 were as follows:


----------------------------------------------------------------------------
                                                         1998           1997
----------------------------------------------------------------------------
Discount rate                                             6.4%           7.0%
Expected long-term rate of return on
   plan assets                                            8.3%           8.5%
Rate of compensation increases                            4.9%           5.1%
============================================================================

     The Corporation also has a nonqualified supplemental pension plan covering certain employees. The supplemental pension plan provides for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plan were it not for limitations imposed by income tax regulations. The benefit obligation related to this unfunded plan totaled $41,802,000 at December 31, 1998 and $35,606,000 at December 31, 1997. Pension expense for the plan was $6,271,000 in 1998, $5,098,000 in 1997 and $3,970,000 in 1996. At December 31,
1998, the Corporation has accrued $25,205,000 for this plan. The trust established to fund the supplemental plan held assets valued at $6,209,000 at December 31, 1998.


--------------------------------------------------------------------------------
                                       37
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


11.  PROVISION FOR INCOME TAXES

The provision (benefit) for income taxes consisted of:


-----------------------------------------------------------------------------
THOUSANDS OF DOLLARS                      1998           1997            1996
-----------------------------------------------------------------------------
United States Federal
   Current                           $   9,510      $  16,210       $  20,156
   Deferred                            (68,203)       (27,254)          6,528
State                                    1,702          1,418           4,904
-----------------------------------------------------------------------------

                                       (56,991)        (9,626)         31,588

-----------------------------------------------------------------------------
Foreign
   Current                              71,492        181,665*        285,302
   Deferred                            (66,310)       (41,599)         36,955
-----------------------------------------------------------------------------

                                         5,182        140,066         322,257

-----------------------------------------------------------------------------
Adjustment of deferred tax
   liability for foreign
   income tax rate change               (3,409)       (11,355)             --

-----------------------------------------------------------------------------
         Total                       $ (55,218)     $ 119,085       $ 353,845
=============================================================================

*    Includes income tax refund of $38,180.


     Income (loss) before income taxes consisted of the following:

-----------------------------------------------------------------------------
THOUSANDS OF DOLLARS                    1998             1997            1996
-----------------------------------------------------------------------------
United States                     $ (205,522)      $    3,533      $   55,678
Foreign*                            (308,589)         123,052         958,266
-----------------------------------------------------------------------------

         Total                    $ (514,111)      $  126,585      $1,013,944
=============================================================================

* Foreign income includes the Corporation's Virgin Islands, shipping and other operations located outside of the United States.

     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

----------------------------------------------------------------------------
THOUSANDS OF DOLLARS                                    1998            1997
----------------------------------------------------------------------------
Deferred tax liabilities

   Fixed assets and investments                    $ 272,461       $ 390,214
   Foreign petroleum taxes                           238,568         294,004
   Other                                              58,251          51,778
----------------------------------------------------------------------------

         Total deferred tax liabilities              569,280         735,996
-----------------------------------------------------------------------------
Deferred tax assets
   Accrued liabilities                               194,109         170,730
   Net operating and capital loss
      carryforwards                                  224,765         471,583
   Tax credit carryforwards                          126,590         132,014
   Other                                              41,592          41,826
----------------------------------------------------------------------------

         Total deferred tax assets                   587,056         816,153
   Valuation allowance                              (141,113)       (330,119)
----------------------------------------------------------------------------

         Net deferred tax assets                     445,943         486,034
-----------------------------------------------------------------------------
         Net deferred tax liabilities              $ 123,337      $ 249,962
============================================================================

     The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:


---------------------------------------------------------------------------
                                             1998         1997         1996
---------------------------------------------------------------------------
United States statutory rate               (35.0)%       35.0%        35.0%
Effect of foreign operations,
   including foreign tax credits            24.2         72.3          (.6)
Effect of capital and other
   loss carryforwards                        (.2)        (8.3)          .5
State income taxes, net of
   Federal income tax benefit                 .2           .7           .3
Prior year adjustments                       (.3)        (3.5)         (.1)
Tax credits                                   --          (.8)         (.1)
Other                                         .4         (1.3)         (.1)
---------------------------------------------------------------------------

         Total                             (10.7)%       94.1%        34.9%
===========================================================================

     The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $750 million at December 31, 1998, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $140 million would have been required.


--------------------------------------------------------------------------------
                                       38
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


     For income tax reporting at December 31, 1998, the Corporation has general business credit carryforwards of approximately $27 million, principally expiring in 1999 through 2001. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $100 million, which can be carried forward indefinitely. A net operating loss carryforward of approximately $1.1 billion is also available to offset income of the HOVENSA joint venture partners.

     Income taxes paid (net of refunds) in 1998, 1997 and 1996 amounted to $140,470,000, $259,767,000 and $294,905,000, respectively.

12.  NET INCOME PER SHARE

The weighted average number of common shares used in the basic and diluted earnings per share computations are summarized below:

-----------------------------------------------------------------------------
THOUSANDS OF SHARES                            1998         1997         1996
-----------------------------------------------------------------------------
Common shares--basic                         89,585       91,254       92,552
Effect of dilutive securities
   Nonvested common stock                        --          428          539
   Stock options                                 --           51           19
-----------------------------------------------------------------------------

Common shares--diluted                       89,585       91,733       93,110
=============================================================================

     Diluted common shares include shares that would be outstanding assuming the fulfillment of restrictions on nonvested shares and the exercise of stock options. In 1998, the above table excludes the antidilutive effect of 666,000 nonvested common shares and 78,000 stock options. The table also excludes the effect of out-of-the-money options on 1,626,000 shares, 867,000 shares and 336,000 shares in 1998, 1997 and 1996, respectively.

13.  FINANCIAL INSTRUMENTS, HEDGING AND TRADING ACTIVITIES

     The Corporation uses futures, forwards, options and swaps, individually or in combination, to reduce the effects of fluctuations in crude oil, natural gas and refined product prices and in fixed-price sales contracts. In addition, the Corporation uses interest-rate conversion agreements to fix the interest rates on a portion of its long-term, floating-rate debt. Foreign currency contracts are used to protect the Corporation from fluctuations in exchange rates.

COMMODITY HEDGING: At December 31, 1998, the Corporation's hedging activities included commodity and financial contracts, maturing mainly in 1999, covering 3,000,000 net barrels of crude oil and refined products (12,700,000 net barrels in 1997) and 4,500,000 net Mcf of natural gas (9,300,000 net Mcf in 1997). In 1998, the crude oil and refined product hedges related to refining and marketing operations. In 1997, the crude oil and refined product hedges included 7,300,000 barrels related to exploration and production activities, and the remainder related to refining and marketing operations.

     The Corporation produced 75,000,000 barrels of crude oil and natural gas liquids and 210,000,000 Mcf of natural gas in 1998, and had approximately 22,000,000 barrels of crude oil and refined products in its refining and marketing inventories at December 31, 1998. Since the contracts described above are designated as hedges and correlate to price movements of crude oil, natural gas and refined products, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. Net deferred gains from the Corporation's hedging activities were $5,000,000 at December 31, 1998, including $2,000,000 of unrealized gains ($22,000,000 at December 31, 1997, including $17,000,000 of unrealized gains). The Corporation also had a net loss on certain contracts and offsetting fixed-price sales commitments of approximately $1,700,000 in 1998 and a net gain of $600,000 in 1997.

FINANCIAL INSTRUMENTS: At December 31, 1998, the Corporation has $400,000,000 in interest-rate conversion agreements outstanding ($300,000,000 at December 31, 1997). The Corporation has $97,200,000 of notional value foreign currency forward and purchased option contracts maturing generally in 1999 ($179,200,000 at December 31, 1997) and $137,900,000 in letters of credit outstanding ($66,100,000 at December 31, 1997). Notional amounts do not quantify risk or represent


--------------------------------------------------------------------------------
                                       39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

FAIR VALUE DISCLOSURE: The carrying amounts of cash and cash equivalents, short-term debt and long-term, variable-rate debt approximate fair value. The Corporation estimates the fair value of its long-term, fixed-rate debt generally using discounted cash flow analysis based on the Corporation's current borrowing rates for debt with similar maturities. Interest-rate conversion agreements and foreign currency exchange contracts are valued based on current termination values or quoted market prices of comparable contracts. The Corporation's valuation of commodity contracts considers quoted market prices, time value, volatility of the underlying commodities and other factors.

     The carrying amounts of the Corporation's financial instruments and commodity contracts, including those used in the Corporation's hedging and trading activities, generally approximate their fair values at December 31, 1998, except as follows:

-----------------------------------------------------------------------------
                                        1998                     1997
                                 -------------------     --------------------
                                 BALANCE                 BALANCE
MILLIONS OF DOLLARS,               SHEET        FAIR       SHEET        FAIR
ASSET (LIABILITY)                 AMOUNT       VALUE      AMOUNT       VALUE
----------------------------------------------------------------------------
Long-term, fixed-rate
   debt                          $(1,418)    $(1,477)    $(1,091)    $(1,194)
Interest rate conversion
   agreements                         --         (24)         --          (4)
Foreign currency
   exchange agreements
   and options                        --           2          --           4
============================================================================


MARKET AND CREDIT RISKS: The Corporation's financial instruments expose it to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Counterparties to the Corporation's financial instruments are major financial institutions and their credit worthiness is subject to continuing review and full performance is anticipated.

COMMODITY TRADING: The Corporation, including a consolidated partnership formed in 1997, trades energy commodities, including futures, forwards, options and swaps, based on expectations of future market conditions. The Corporation's results from trading activities, including its share of the earnings of the trading partnership, amounted to a net loss of approximately $26,000,000 in 1998 and net income of approximately $4,000,000 in 1997.

     The following table presents the year-end fair values of energy commodities and derivative instruments used in trading activities and the average aggregate fair values during the year:

-----------------------------------------------------------------------------
                                                  FAIR VALUE
                                --------------------------------------------

                                      AT     AVERAGE          AT     AVERAGE
MILLIONS OF DOLLARS,            DEC. 31,         FOR     DEC. 31,        FOR
ASSET (LIABILITY)                   1998        1998         1997       1997
----------------------------------------------------------------------------
Commodities                        $  98       $  75       $  33       $  21
Futures and forwards
   Assets                             29          43          20          13
   Liabilities                       (29)        (39)        (14)         (9)
Options
   Held                               (7)         (3)         (4)         (2)
   Written                             8           5           6           1
Swaps
   Assets                            110          59           3           4
   Liabilities                      (117)        (60)         (1)         (1)
============================================================================

     Notional amounts of commodities and derivatives relating to trading activities follow:


-----------------------------------------------------------------------------
                                                            AT DECEMBER 31,
                                                           ------------------

MILLIONS OF BARRELS OF OIL EQUIVALENT                      1998         1997
----------------------------------------------------------------------------

Commodities                                                   7            2
Futures and forwards--Long                                   39           26
                    --Short                                 (51)         (28)
Options--Held                                                20            8
       --Written                                            (21)         (10)
Swaps*--Held                                                 83            7
      --Written                                             (81)          (9)
============================================================================

* Includes 18 million barrels long and 20 million barrels short related to basis swaps at December 31, 1998 (4 million barrels long and 6 million barrels short in 1997).


--------------------------------------------------------------------------------
                                       40
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


14.  LEASED ASSETS

The Corporation and certain of its subsidiaries lease floating production systems, drilling rigs, tankers, gasoline stations, office space and other assets for varying periods. At December 31, 1998, the Corporation had net capital lease assets of $75,971,000, representing natural gas production and transportation facilities in the United Kingdom, which are included in property, plant and equipment in the balance sheet.

     At December 31, 1998, future minimum rental payments applicable to capital and noncancelable operating leases with remaining terms of one year or more (other than oil and gas leases) are as follows:


-----------------------------------------------------------------------------
                                                       OPERATING     CAPITAL
THOUSANDS OF DOLLARS                                      LEASES      LEASES
-----------------------------------------------------------------------------
1999                                                  $  339,672     $28,632
2000                                                     323,195       1,149
2001                                                     130,987       1,149
2002                                                     104,072       1,149
2003                                                      88,634       1,149
Remaining years                                          367,248       6,896
-----------------------------------------------------------------------------

Total minimum lease payments                           1,353,808      40,124
Less: Imputed interest                                        --       4,164
      Income from subleases                               28,228          --
-----------------------------------------------------------------------------

Net minimum lease payments                            $1,325,580*    $35,960
=============================================================================

Capitalized lease obligations--
   Current                                                           $28,004
   Long-term                                                           7,956
-----------------------------------------------------------------------------

         Total                                                       $35,960
=============================================================================

* Of the total future minimum payments under operating leases, $156,126 has been accrued at December 31, 1998.

     Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:

-----------------------------------------------------------------------------
THOUSANDS OF DOLLARS                         1998          1997          1996
-----------------------------------------------------------------------------
Total rental expense                     $178,560      $195,246      $185,669
Less income from subleases                 29,979        11,792         5,264
-----------------------------------------------------------------------------

   Net rental expense                    $148,581      $183,454      $180,405
=============================================================================


15.  SEGMENT INFORMATION

The Corporation adopted FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, during the fourth quarter of 1998. FAS No. 131 requires financial information by geographic area and operating segment.

     Financial information by major geographic area for each of the three years ended December 31, 1998 follows:

-----------------------------------------------------------------------------
                                UNITED                               CONSOLI-
MILLIONS OF DOLLARS             STATES*      EUROPE        OTHER        DATED
-----------------------------------------------------------------------------
1998
   Operating revenues           $5,051       $1,479         $ 60       $6,590
   Property, plant and
      equipment (net)            1,457        2,351          384        4,192
=============================================================================

1997
   Operating revenues           $6,557       $1,619         $ 58       $8,234
   Property, plant and
      equipment (net)            2,872        2,106          213        5,191
=============================================================================

1996
   Operating revenues           $6,589       $1,568         $115       $8,272
   Property, plant and
      equipment (net)            2,671        2,020          216        4,907
=============================================================================

*    Includes U.S. Virgin Islands and shipping operations.

     The Corporation operates principally in the petroleum industry and its operating segments are (1) exploration and production and (2) refining, marketing and shipping. Exploration and production operations include the exploration for and the production, purchase, gathering, transportation and sale of crude oil and natural gas. Refining, marketing and shipping operations include the manufacture, purchase, transportation, and marketing of petroleum and other energy products.


--------------------------------------------------------------------------------
                                       41
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The following table presents financial data by major operating segment for each of the three years ended December 31, 1998:


----------------------------------------------------------------------------------------------------------------------------
                                                                       EXPLORATION    REFINING,
                                                                               AND    MARKETING
MILLIONS OF DOLLARS                                                     PRODUCTION  AND SHIPPING    CORPORATE  CONSOLIDATED*
----------------------------------------------------------------------------------------------------------------------------
1998
   Operating revenues
      Total operating revenues                                              $1,985        $4,722        $   1
      Less: Transfers between affiliates                                       118            --           --
----------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers                     $1,867        $4,722        $   1         $6,590
============================================================================================================================

   Operating profit (loss)                                                  $  (29)       $  (54)       $ (37)        $ (120)
   Earnings of equity affiliates                                                 7           (13)           5             (1)
   Interest income                                                              11            11            1             23
   Interest expense                                                             --            --         (153)          (153)
   (Provision) benefit for income taxes                                         (7)           38           24             55
----------------------------------------------------------------------------------------------------------------------------
   Income (loss) before special items                                          (18)          (18)        (160)          (196)
   Special items                                                              (113)         (150)          --           (263)
----------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                  $ (131)       $ (168)       $(160)        $ (459)
============================================================================================================================

   Depreciation, depletion, amortization and lease impairment               $  577        $  125        $   2         $  704
   Investments  in equity affiliates                                            96           781           56            933
   Identifiable assets                                                       4,286         3,126          471          7,883
   Capital employed                                                          3,231         2,065           --          5,296
   Capital expenditures                                                      1,307           129            3          1,439
============================================================================================================================

1997
   Operating revenues
      Total operating revenues                                              $3,091        $5,285        $   1
      Less: Transfers between affiliates                                       142             1           --
----------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers                     $2,949        $5,284        $   1         $8,234
============================================================================================================================

   Operating profit (loss)                                                  $  387        $ (119)       $ (49)        $  219
   Earnings of equity affiliates                                                21             6            5             32
   Interest income                                                              14             3            1             18
   Interest expense                                                             --            --         (136)          (136)
   (Provision) benefit for income taxes                                       (164)           --           45           (119)
----------------------------------------------------------------------------------------------------------------------------
   Income (loss) before special items                                          258          (110)        (134)            14
   Special items                                                                (6)           --           --             (6)
----------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                  $  252        $ (110)       $(134)        $    8
============================================================================================================================

   Depreciation, depletion, amortization and lease impairment               $  553        $  118        $   2         $  673
   Investments  in equity affiliates                                           114            77           53            244
   Identifiable assets                                                       3,727         3,713          495          7,935
   Capital employed                                                          2,468         2,875           --          5,343
   Capital expenditures                                                      1,158           183            5          1,346
============================================================================================================================

1996
   Operating revenues
      Total operating revenues                                              $3,166        $5,283        $   2
      Less: Transfers between affiliates                                       177             1            1
----------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers                     $2,989        $5,282        $   1         $8,272
============================================================================================================================

   Operating profit (loss)                                                  $  608        $  163        $ (51)        $  720
   Earnings of equity affiliates                                                13             9            3             25
   Interest income                                                               7             2            2             11
   Interest expense                                                             --            --         (166)          (166)
   (Provision) benefit for income taxes                                       (418)            7           57           (354)
----------------------------------------------------------------------------------------------------------------------------
   Income (loss) before special items                                          210           181         (155)           236
   Special items                                                               424            --           --            424
----------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                  $  634        $  181        $(155)        $  660
============================================================================================================================

   Depreciation, depletion, amortization and lease impairment               $  603        $  125        $   2         $  730
   Investments in equity affiliates                                             92            71           50            213
   Identifiable assets                                                       3,600         3,802          382          7,784
   Capital employed                                                          2,156         3,167           --          5,323
   Capital expenditures                                                        788            68            5            861
============================================================================================================================

* After elimination of transactions between affiliates, which are valued at approximate market prices.

REPORT OF MANAGEMENT
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES
--------------------------------------------------------------------------------

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


/s/ John B. Hess

John B. Hess
Chairman of the Board and Chief Executive Officer



/s/ John Y. Schreyer

John Y. Schreyer
Executive Vice President and Chief Financial Officer


--------------------------------------------------------------------------------
                                       43
--------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
The Board of Directors and Stockholders
Amerada Hess Corporation


We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, retained earnings, changes in common stock and capital in excess of par value, cash flows and comprehensive income for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the consolidated financial statements, in 1998 the Corporation adopted AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.




/s/ Ernst & Young LLP
---------------------
    Ernst & Young LLP

New York, NY
February 22, 1999


--------------------------------------------------------------------------------
                                       44
--------------------------------------------------------------------------------

SUPPLEMENTARY OIL AND GAS DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES
--------------------------------------------------------------------------------

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

     The Corporation produces crude oil and natural gas in the United States, Europe, Gabon, Indonesia and Azerbaijan. Exploration and/or development activities are also conducted, or are planned, in Thailand, Kazakstan, Brazil and in certain other countries.

     During 1996, the Corporation sold its Canadian and Abu Dhabi operations and certain United States and United Kingdom producing properties. In the geographic data which follows, information on Canada and Abu Dhabi has been combined for disclosure purposes.


COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

---------------------------------------------------------------------------------------------------------------------------
                                                                         UNITED                 AFRICA, ASIA     CANADA AND
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS OF DOLLARS)     TOTAL          STATES        EUROPE      AND OTHER      ABU DHABI
---------------------------------------------------------------------------------------------------------------------------
1998
   Property acquisitions                                   $203           $ 41           $  7           $155           $ --
   Exploration                                              319            106            145             68             --
   Development                                              915            182            650             83             --
---------------------------------------------------------------------------------------------------------------------------

1997
   Property acquisitions                                   $237           $ 39           $193           $  5           $ --
   Exploration                                              383            131            215             37             --
   Development                                              679            231            408             40             --
---------------------------------------------------------------------------------------------------------------------------

1996
   Property acquisitions                                   $ 70           $ 32           $  1           $ 37           $ --
   Exploration                                              332            135            160             22             15
   Development                                              512            152            337             12             11
===========================================================================================================================


CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES


---------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31 (MILLIONS OF DOLLARS)                                                                     1998          1997
---------------------------------------------------------------------------------------------------------------------------
Unproved properties                                                                                    $  434        $  449
Proved properties                                                                                       1,596         1,425
Wells, equipment and related facilities                                                                 7,688         6,906
---------------------------------------------------------------------------------------------------------------------------

   Total costs                                                                                          9,718         8,780
Less: Reserve for depreciation, depletion, amortization and lease impairment                            6,131         5,687
---------------------------------------------------------------------------------------------------------------------------

   Net capitalized costs                                                                               $3,587        $3,093
===========================================================================================================================

--------------------------------------------------------------------------------


The results of operations for oil and gas producing activities shown below exclude sales of purchased crude oil and natural gas, non-operating revenues (including gains on sales of oil and gas properties), interest expense and gains and losses resulting from foreign currency exchange transactions. Therefore, these results differ from the net income from exploration and production operations in Note 15 to the financial statements.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             AFRICA,      CANADA
                                                                                     UNITED                 ASIA AND         AND
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                     TOTAL      STATES       EUROPE       OTHER   ABU DHABI
--------------------------------------------------------------------------------------------------------------------------------
1998
   Sales and other operating revenues
      Unaffiliated customers                                             $1,355        $344       $  975       $  36         $--
      Inter-company                                                         144          84           --          60          --
--------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                   1,499         428          975          96          --
--------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                          463         129          317          17          --
      Exploration expenses, including dry holes and lease impairment        338         127          146          65          --
      Other operating expenses                                              226*         72          103          51          --
      Depreciation, depletion and amortization                              528         155          345          28          --
      Impairment of assets and operating leases                             162           7          104          51          --
--------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                         1,717         490        1,015         212          --
--------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                            (218)        (62)         (40)       (116)         --
      Provision (benefit) for income taxes                                  (38)        (22)         (22)          6          --
--------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                 $ (180)       $(40)      $  (18)      $(122)        $--
================================================================================================================================

1997
   Sales and other operating revenues
      Unaffiliated customers                                             $1,983        $496       $1,454       $  33         $--
      Inter-company                                                         134          76           --          58          --
--------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                   2,117         572        1,454          91          --
--------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                          557         157          390          10          --
      Exploration expenses, including dry holes and lease impairment        373         145          187          41          --
      Other operating expenses                                              186          58           94          34          --
      Depreciation, depletion and amortization                              552         126          408          18          --
      Impairment of assets and operating leases                              81          --           81          --          --
--------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                         1,749         486        1,160         103          --
--------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                             368          86          294         (12)         --
      Provision for income taxes                                            143          30          107           6          --
--------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                 $  225        $ 56       $  187       $ (18)        $--
================================================================================================================================

1996
   Sales and other operating revenues
      Unaffiliated customers                                             $2,034        $474       $1,473       $  11         $76
      Inter-company                                                         184         102           --          78           4
--------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                   2,218         576        1,473          89          80
--------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                          619         182          410           7          20
      Exploration expenses, including dry holes and lease impairment        343         183          124          27           9
      Other operating expenses                                              203          66          105          23           9
      Depreciation, depletion and amortization                              603         165          405          16          17
--------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                         1,768         596        1,044          73          55
--------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                             450         (20)         429          16          25
      Provision (benefit) for income taxes                                  266          (6)         276          (4)         --
--------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                 $  184        $(14)      $  153       $  20         $25
================================================================================================================================

*    Includes severance and related costs of approximately $32 million.

--------------------------------------------------------------------------------

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


OIL AND GAS RESERVES

-------------------------------------------------------------------------------------------------------------------------------
                                                                            UNITED                  AFRICA, ASIA    CANADA AND
                                                                TOTAL       STATES         EUROPE      AND OTHER     ABU DHABI
-------------------------------------------------------------------------------------------------------------------------------
NET PROVED DEVELOPED AND UNDEVELOPED RESERVES
   CRUDE OIL, INCLUDING CONDENSATE AND NATURAL
    GAS LIQUIDS (MILLIONS OF BARRELS)
      At January 1, 1996                                      695           205            412             18            60
      Revisions of previous estimates                          13             6              2              5            --
      Improved recovery                                         6             6             --             --            --
      Extensions, discoveries and other additions              45             5             40             --            --
      Purchases of minerals in-place                            4            --             --              4            --
      Sales of minerals in-place                              (98)          (33)            (8)            --           (57)
      Production                                              (87)          (18)           (63)            (3)           (3)
----------------------------------------------------------------------------------------------------------------------------
      At December 31, 1996                                    578           171            383             24            --
      Revisions of previous estimates                          47             7             40             --            --
      Extensions, discoveries and other additions              39            12             21              6            --
      Purchases of minerals in-place                           14             1             13             --            --
      Sales of minerals in-place                               (3)           (1)            (2)            --            --
      Production                                              (80)          (16)           (60)            (4)           --
----------------------------------------------------------------------------------------------------------------------------
      At December 31, 1997                                    595           174            395             26            --
      Revisions of previous estimates                          80             6             72              2            --
      Extensions, discoveries and other additions              55             6             22             27            --
      Purchases of minerals in-place                           45            --              2             43            --
      Sales of minerals in-place                               (5)           --             (5)            --            --
      Production                                              (75)          (17)           (52)            (6)           --
----------------------------------------------------------------------------------------------------------------------------
      At December 31, 1998                                    695           169            434             92            --
============================================================================================================================
   NATURAL GAS (MILLIONS OF MCF)
      At January 1, 1996                                    2,481         1,038            927             53           463
      Revisions of previous estimates                         108            34             74             --            --
      Improved recovery                                         3             3             --             --            --
      Extensions, discoveries and other additions              84            50             34             --            --
      Purchases of minerals in-place                           39             4             --             35            --
      Sales of minerals in-place                             (598)         (158)            --             --          (440)
      Production                                             (251)         (124)          (104)            --           (23)
----------------------------------------------------------------------------------------------------------------------------
      At December 31, 1996                                  1,866           847            931             88            --
      Revisions of previous estimates                          78            16             54              8            --
      Extensions, discoveries and other additions             195            68             48             79            --
      Purchases of minerals in-place                           44            --             44             --            --
      Sales of minerals in-place                              (41)           (8)           (33)            --            --
      Production                                             (207)         (114)           (93)            --            --
----------------------------------------------------------------------------------------------------------------------------
      At December 31, 1997                                  1,935           809            951            175            --
      Revisions of previous estimates                         147            35            113             (1)           --
      Extensions, discoveries and other additions             227            80             54             93            --
      Purchases of minerals in-place                            3             1              2             --            --
      Sales of minerals in-place                              (47)          (38)            (9)            --            --
      Production                                             (210)         (107)          (102)            (1)           --
----------------------------------------------------------------------------------------------------------------------------
      At December 31, 1998                                  2,055           780*         1,009            266            --
============================================================================================================================
NET PROVED DEVELOPED RESERVES
   CRUDE OIL, INCLUDING CONDENSATE AND NATURAL
     GAS LIQUIDS (MILLIONS OF BARRELS)
      At January 1, 1996                                      540           157            310             13            60
      At December 31, 1996                                    412           121            280             11            --
      At December 31, 1997                                    420           123            280             17            --
      At December 31, 1998                                    452           132            293             27            --
   NATURAL GAS (MILLIONS OF MCF)
      At January 1, 1996                                    2,036           755            823             --           458
      At December 31, 1996                                  1,368           553            815             --            --
      At December 31, 1997                                  1,342           497            796             49            --
      At December 31, 1998                                  1,330           525            753             52            --
============================================================================================================================

* Excludes 483 million Mcf of carbon dioxide gas for sale or use in company operations.

--------------------------------------------------------------------------------


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

     Future net cash flows are calculated by applying year-end oil and gas selling prices (adjusted for price changes provided by contractual arrangements, including hedges) to estimated future production of proved oil and gas reserves, less estimated future development and production costs and future income tax expenses. Future net cash flows are discounted at the prescribed rate of 10%. No recognition is given in the discounted future net cash flow estimates to depreciation, depletion, amortization and lease impairment, exploration expenses, interest expense, general and administrative expenses and changes in future prices and costs. The selling prices of crude oil and natural gas have decreased significantly during 1998 and are highly volatile.



STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES

------------------------------------------------------------------------------------------------------------------------------
                                                                                           UNITED                 AFRICA, ASIA
   AT DECEMBER 31 (MILLIONS OF DOLLARS)                                      TOTAL         STATES         EUROPE     AND OTHER
------------------------------------------------------------------------------------------------------------------------------
1998
   Future revenues                                                      $10,826         $2,866        $ 6,457        $1,503
------------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                             6,412          1,479          4,183           750
      Future income tax expenses                                          1,411            374            795           242
------------------------------------------------------------------------------------------------------------------------------
                                                                          7,823          1,853          4,978           992
------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                                  3,003          1,013          1,479           511
   Less: Discount at 10% annual rate                                        980            403            326           251
------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
      net cash flows                                                    $ 2,023          $ 610        $ 1,153         $ 260
==============================================================================================================================
1997
   Future revenues                                                      $13,001         $4,078        $ 8,207         $ 716
------------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                             6,033          1,533          4,243           257
      Future income tax expenses                                          3,127            831          2,073           223
------------------------------------------------------------------------------------------------------------------------------
                                                                          9,160          2,364          6,316           480
------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                                  3,841          1,714          1,891           236
   Less: Discount at 10% annual rate                                      1,424            692            648            84
------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
      net cash flows                                                    $ 2,417         $1,022        $ 1,243         $ 152
==============================================================================================================================
1996
   Future revenues                                                      $18,479         $5,936        $11,630         $ 913
------------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                             6,551          1,906          4,382           263
      Future income tax expenses                                          5,297          1,319          3,632           346
------------------------------------------------------------------------------------------------------------------------------
                                                                         11,848          3,225          8,014           609
------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                                  6,631          2,711          3,616           304
   Less: Discount at 10% annual rate                                      2,447          1,160          1,213            74
------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
       net cash flows                                                   $ 4,184         $1,551        $ 2,403         $ 230
==============================================================================================================================

--------------------------------------------------------------------------------

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                             1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year                   $ 2,417       $ 4,184       $ 3,758
------------------------------------------------------------------------------------------------------------------------------------
Changes during the year
      Sales and transfers of oil and gas produced during year, net of
         production costs                                                                        (1,036)       (1,558)       (1,603)
      Development costs incurred during year                                                        915           679           512
      Net changes in prices and production costs applicable to future production                 (2,215)       (3,304)        2,577
      Net change in estimated future development costs                                             (273)         (392)         (168)
      Extensions and discoveries (including improved recovery) of oil and
         gas reserves, less related costs                                                           220           140           315
      Revisions of previous oil and gas reserve estimates                                           233           271           311
      Purchases (sales) of minerals in-place, net                                                   126            90          (983)
      Accretion of discount                                                                         435           769           600
      Net change in income taxes                                                                  1,036         1,355          (814)
      Revision in rate or timing of future production and other changes                             165           183          (321)
------------------------------------------------------------------------------------------------------------------------------------
         Total                                                                                     (394)       (1,767)          426
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year                         $ 2,023       $ 2,417       $ 4,184
====================================================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------------------
THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA                                        1998                1997                 1996
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
   Revenues
      Sales (excluding excise taxes) and other operating revenues
         Crude oil (including sales of purchased oil)                        $   893,921          $ 1,435,848         $ 1,528,692
         Natural gas (including sales of purchased gas)                        1,710,743            1,414,314           1,364,833
         Petroleum products                                                    3,464,229            4,960,986           5,080,790
         Other operating revenues                                                521,116              422,575             297,871
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                              6,590,009            8,233,723           8,272,186
      Non-operating revenues (including asset sales)                              27,457              106,323             657,525(b)
------------------------------------------------------------------------------------------------------------------------------------
            Total revenues                                                     6,617,466            8,340,046           8,929,711
------------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Cost of products sold and operating expenses                             5,024,405            6,301,046           6,074,695
      Exploration expenses, including dry holes
         and lease impairment                                                    337,518              373,180             342,860
      Selling, general and administrative expenses                               753,251              649,815             602,329
      Interest expense                                                           152,934              136,149             165,501
      Depreciation, depletion and amortization                                   656,991              672,669             730,382
      Asset impairment                                                           206,478               80,602                  --
------------------------------------------------------------------------------------------------------------------------------------
            Total costs and expenses                                           7,131,577            8,213,461           7,915,767
------------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                                            (514,111)             126,585           1,013,944
   Provision (benefit) for income taxes                                          (55,218)             119,085             353,845
------------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                         $  (458,893)(a)      $     7,500         $   660,099
====================================================================================================================================
   Net income (loss) per share
      Basic                                                                  $     (5.12)         $       .08         $      7.13
      Diluted                                                                      (5.12)                 .08                7.09
====================================================================================================================================
DIVIDENDS PER SHARE OF COMMON STOCK                                          $       .60          $       .60         $       .60
WEIGHTED AVERAGE NUMBER OF
      SHARES OUTSTANDING (DILUTED)--in thousands                                  89,585               91,733              93,110
====================================================================================================================================

(a) Includes after-tax special charges aggregating $262,800 ($2.93 per share) representing impairments of assets and operating leases, a net loss on asset sales and accrued severance.

(b) Includes a pre-tax gain on asset sales of $529,271. The net gain, after applicable income taxes, was $421,150 ($4.52 per share).

(c) Reflects a charge for impairment of long-lived assets on adoption of FAS No. 121. The net effect, after income taxes, was $415,542 ($4.47 per share).

See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------------------------------------------------
     1995               1994              1993               1992              1991              1990              1989
-------------------------------------------------------------------------------------------------------------------------
$ 1,565,310        $ 1,228,045       $ 1,219,750        $ 1,362,118       $ 1,448,793       $ 1,248,193       $   904,233
  1,120,450          1,063,560         1,020,563            787,996           574,004           458,615           315,578
  4,311,082          3,980,563         3,348,900          3,428,702         3,897,748         4,587,646         4,107,770
    305,465            329,816           290,308            279,541           346,300           653,051           261,373
-------------------------------------------------------------------------------------------------------------------------
  7,302,307          6,601,984         5,879,521          5,858,357         6,266,845         6,947,505         5,588,954
    222,482             96,809            21,153             95,352           149,496           133,593            90,373
-------------------------------------------------------------------------------------------------------------------------
  7,524,789          6,698,793         5,900,674          5,953,709         6,416,341         7,081,098         5,679,327
-------------------------------------------------------------------------------------------------------------------------
  5,226,157          4,454,219         4,291,539          4,043,880         4,414,332         4,712,125         3,840,300

    350,378            306,687           323,187            298,596           373,171           339,103           223,549
    617,871            577,247           583,419            567,142           568,949           503,105           414,791
    247,465            245,149           156,615            147,099           177,850           224,200           187,811
    851,406            879,679           769,390            773,507           765,877           687,064           492,510
    584,161 (c)             --                --                 --                --                --                --
-------------------------------------------------------------------------------------------------------------------------
  7,877,438          6,462,981         6,124,150          5,830,224         6,300,179         6,465,597         5,158,961
-------------------------------------------------------------------------------------------------------------------------
   (352,649)           235,812          (223,476)           123,485           116,162           615,501           520,366
     41,764            162,098            44,727            115,940            31,854           132,788            44,017
-------------------------------------------------------------------------------------------------------------------------
$  (394,413)       $    73,714       $  (268,203)       $     7,545       $    84,308       $   482,713       $   476,349
=========================================================================================================================

$     (4.26)       $       .80       $     (2.91)       $       .09       $      1.05       $      5.99       $      5.89
      (4.26)               .79             (2.91)               .09              1.04              5.96              5.87
=========================================================================================================================
$       .60        $       .60       $       .60        $       .60       $       .60       $       .60       $       .60

     92,509             92,968            92,213             87,286            81,087            81,023            81,176
=========================================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------------
   THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA                                        1998              1997              1996
---------------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
   Cash and cash equivalents                                                    $     73,791      $     91,154      $    112,522
   Working capital                                                                    89,909           463,781           689,864
   Property, plant and equipment
      Exploration and production                                                $  9,718,424      $  8,779,807      $  8,233,445
      Refining, marketing and other                                                1,308,815         3,841,828         3,668,974
---------------------------------------------------------------------------------------------------------------------------------
         Total--at cost                                                           11,027,239        12,621,635        11,902,419
      Less reserves                                                                6,835,301         7,430,841         6,995,136
---------------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment--net                                     $  4,191,938      $  5,190,794      $  4,907,283
---------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                 $  7,882,983      $  7,934,619      $  7,784,481
   Total debt                                                                      2,652,465         2,127,288         1,939,288
   Stockholders' equity                                                            2,643,412         3,215,699         3,383,631
   Stockholders' equity per share                                                     $29.26            $35.16            $36.35
=================================================================================================================================
SUMMARIZED STATEMENT OF CASH FLOWS
   Net cash provided by operating activities                                    $    518,788      $  1,250,007      $    807,721
---------------------------------------------------------------------------------------------------------------------------------
   Cash flows from investing activities
      Capital expenditures
         Exploration and production                                               (1,306,438)       (1,157,938)         (788,286)
         Refining, marketing and other                                              (132,240)         (187,652)          (72,339)
---------------------------------------------------------------------------------------------------------------------------------
            Total capital expenditures                                            (1,438,678)       (1,345,590)         (860,625)
      Proceeds from sales of property, plant and equipment and other                 502,854            63,017         1,037,073
---------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) investing activities                        (935,824)       (1,282,573)          176,448
---------------------------------------------------------------------------------------------------------------------------------
   Cash flows from financing activities
      Issuance (repayment) of notes                                                  (14,342)            1,982           (72,046)
      Long-term borrowings                                                           848,320           398,391                --
      Repayment of long-term debt and capitalized lease obligations                 (317,144)         (209,000)         (794,527)
      Issuance of common stock                                                            --                --                --
      Cash dividends paid                                                            (54,647)          (55,373)          (55,746)
      Common stock retired                                                           (59,167)         (122,283)           (8,236)
---------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                         403,020            13,717          (930,555)
---------------------------------------------------------------------------------------------------------------------------------
   Effect of exchange rate changes on cash                                            (3,347)           (2,519)            2,837
---------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                         $    (17,363)     $    (21,368)     $     56,451
=================================================================================================================================
STOCKHOLDER DATA AT YEAR-END
   Number of common shares outstanding (in thousands)                                 90,357            91,451            93,073
   Number of stockholders (based on number of holders of record)                       8,959             9,591            10,153
   Market price of common stock                                                       $49.75            $54.88            $57.88
=================================================================================================================================

-------------------------------------------------------------------------------------------------------------------------
       1995              1994              1993              1992              1991              1990              1989
-------------------------------------------------------------------------------------------------------------------------
$     56,071      $     53,135      $     79,635      $    141,014      $    120,170      $    129,914      $    120,300
     357,964           520,247           245,026           551,459           625,370           603,244           493,168

$  9,392,184      $  9,790,468      $  9,360,871      $  9,203,951      $  9,306,435      $  8,340,951      $  6,531,956
   3,672,028         4,514,358         4,426,369         3,886,814         3,223,397         2,817,032         2,635,300
-------------------------------------------------------------------------------------------------------------------------
  13,064,212        14,304,826        13,787,240        13,090,765        12,529,832        11,157,983         9,167,256
   7,694,496         7,938,824         7,052,328         6,646,801         6,339,232         5,594,399         4,688,142
-------------------------------------------------------------------------------------------------------------------------
$  5,369,716      $  6,366,002      $  6,734,912      $  6,443,964      $  6,190,600      $  5,563,584      $  4,479,114
-------------------------------------------------------------------------------------------------------------------------
$  7,756,370      $  8,337,940      $  8,641,546      $  8,721,756      $  8,841,435      $  9,056,636      $  6,867,411
   2,717,866         3,339,788         3,687,922         3,186,199         3,266,195         2,925,285         2,697,184
   2,660,396         3,099,629         3,028,911         3,387,599         3,131,982         3,106,029         2,560,628
      $28.60            $33.33            $32.71            $36.59            $38.63            $38.34            $31.69
=========================================================================================================================

$  1,241,007      $    957,018      $    819,423      $  1,137,707      $  1,364,268      $  1,326,444      $    805,848
-------------------------------------------------------------------------------------------------------------------------

    (626,518)         (532,189)         (755,419)         (916,536)       (1,295,039)       (1,267,506)       (1,730,072)
     (65,593)          (64,095)         (592,622)         (641,258)         (417,276)         (193,921)          (98,597)
-------------------------------------------------------------------------------------------------------------------------
    (692,111)         (596,284)       (1,348,041)       (1,557,794)       (1,712,315)       (1,461,427)       (1,828,669)
     145,792            72,804            12,436            25,423            37,788           (12,012)            6,644
-------------------------------------------------------------------------------------------------------------------------
    (546,319)         (523,480)       (1,335,605)       (1,532,371)       (1,674,527)       (1,473,439)       (1,822,025)
-------------------------------------------------------------------------------------------------------------------------
      26,247           (54,153)          117,791          (159,756)         (183,351)           46,744            13,823
      25,000           289,843           547,704           675,016           786,280           461,413         1,203,994
    (689,355)         (642,112)         (167,769)         (524,384)         (269,414)         (287,531)         (194,870)
          --                --                --           497,360                --                --                --
     (55,788)          (55,711)          (41,603)          (64,194)          (36,468)          (60,681)          (48,785)
          --                --                --                --                --            (6,213)          (43,632)
-------------------------------------------------------------------------------------------------------------------------
    (693,896)         (462,133)          456,123           424,042           297,047           153,732           930,530
-------------------------------------------------------------------------------------------------------------------------
       2,144             2,095            (1,320)           (8,534)            3,468             2,877            (7,237)
-------------------------------------------------------------------------------------------------------------------------
$      2,936      $    (26,500)     $    (61,379)     $     20,844      $     (9,744)     $      9,614      $    (92,884)
=========================================================================================================================

      93,011            92,996            92,587            92,584            81,068            81,019            80,804
      11,294            11,506            12,000            13,088            13,732            14,669            16,638
      $53.00            $45.63            $45.13            $46.00            $47.50            $46.38            $48.75
=========================================================================================================================

TEN-YEAR SUMMARY OF OPERATING DATA
AMERADA HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       1998               1997                 1996
------------------------------------------------------------------------------------------------------------------------------------
   PRODUCTION PER DAY (NET)
      Crude oil (barrels)
         United States                                                                36,784              35,707              41,020
         United Kingdom                                                              109,463             126,427             134,726
         Norway                                                                       26,943              29,516              27,603
         Africa                                                                       14,345              10,127               9,725
         Indonesia and Azerbaijan                                                      2,949                 531                  --
         Canada and Abu Dhabi                                                             --                  --               5,929
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                                    190,484             202,308             219,003
====================================================================================================================================
      Natural gas liquids (barrels)
         United States                                                                 8,136               8,243               9,105
         United Kingdom                                                                5,990               6,364               6,628
         Norway                                                                        1,379               1,657               1,585
         Canada                                                                           --                  --                 476
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                                     15,505              16,264              17,794
====================================================================================================================================
      Natural gas (Mcf)
         United States                                                               293,849             311,915             337,653
         United Kingdom                                                              251,000             225,804             253,983
         Norway                                                                       27,828              30,312              30,445
         Indonesia                                                                     3,800               1,223                  --
         Canada                                                                           --                  --              62,585
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                                    576,477             569,254             684,666
====================================================================================================================================
   WELL COMPLETIONS (NET)
         Oil wells                                                                        28                  42                  39
         Gas wells                                                                        20                  11                  25
         Dry holes                                                                        25                  24                  40
   PRODUCTIVE WELLS AT YEAR-END (NET)
         Oil wells                                                                       721                 860                 854
         Gas wells                                                                       252                 447                 455
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                                        973               1,307               1,309
====================================================================================================================================
   UNDEVELOPED NET ACREAGE (HELD AT END OF YEAR)
         United States                                                               748,000             915,000             891,000
         Foreign(a)                                                               16,927,000          10,180,000           7,455,000
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                                 17,675,000          11,095,000           8,346,000
====================================================================================================================================
   SHIPPING
         Vessels owned or under charter at year-end                                        9                  14                  13
         Total deadweight tons                                                       952,000           1,602,000           1,236,000
   REFINING (BARRELS DAILY)
         Amerada Hess Corporation(b)                                                 419,000             411,000             396,000
         HOVENSA L.L.C.(c)                                                           433,000                  --                  --
   PETROLEUM PRODUCTS SOLD (BARRELS DAILY)
         Gasoline, distillates and other light products                              411,000             436,000             412,000
         Residual fuel oils                                                           71,000              73,000              83,000
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                                    482,000             509,000             495,000
====================================================================================================================================
   STORAGE CAPACITY AT YEAR-END (BARRELS)                                         56,070,000          87,000,000          86,986,000
   NUMBER OF EMPLOYEES (AVERAGE)                                                       9,777               9,216               9,085
====================================================================================================================================

(a)  Includes acreage held under production sharing contracts.

(b)  Through ten months of 1998.

(c)  Reflects 100% of HOVENSA refinery crude runs from November 1, 1998.

------------------------------------------------------------------------------------------------------------------------------------
                    1995              1994              1993              1992              1991              1990              1989
------------------------------------------------------------------------------------------------------------------------------------
                  52,284            55,638            60,173            62,517            66,063            62,434            60,992
                 135,429           122,043            80,019            86,265            59,979            56,027            38,707
                  25,576            24,279            26,388            29,598            28,619            24,351            24,135
                   9,512             8,857             8,301             6,910             8,952                --                --
                      --                --                --                --                --                --                --
                  16,976            17,854            21,540            22,678            21,832            17,969            16,408
------------------------------------------------------------------------------------------------------------------------------------
                 239,777           228,671           196,421           207,968           185,445           160,781           140,242
====================================================================================================================================

                  10,722            11,964            11,798            11,063            10,047             9,436             9,986
                   6,900             6,756             3,783             1,468               766               805               466
                   1,414             1,320             1,432             1,707             1,752             2,004             2,016
                   1,647             1,809             1,956             1,981             1,997             1,704             1,732
------------------------------------------------------------------------------------------------------------------------------------
                  20,683            21,849            18,969            16,219            14,562            13,949            14,200
====================================================================================================================================

                 401,581           427,103           502,459           601,824           583,740           457,042           335,112
                 239,307           208,742           188,024           153,599           128,014           145,921           126,643
                  27,743            24,417            28,987            31,858            26,947            25,656            24,371
                      --                --                --                --                --                --                --
                 215,500           185,856           167,839           137,680           104,151            76,768            72,855
------------------------------------------------------------------------------------------------------------------------------------
                 884,131           846,118           887,309           924,961           842,852           705,387           558,981
====================================================================================================================================

                      33                28                48                33                45                17                19
                      41                44                49                20                41                33                19
                      50                24                37                22                36                38                31

                   2,154             2,160             2,189             2,082             2,103             2,111             2,048
                   1,160             1,146             1,115               966               927               905               714
------------------------------------------------------------------------------------------------------------------------------------
                   3,314             3,306             3,304             3,048             3,030             3,016             2,762
====================================================================================================================================

               1,440,000         1,685,000         1,854,000         1,819,000         1,802,000         1,716,000         1,589,000
               5,871,000         4,570,000         4,310,000         3,168,000         3,480,000         3,329,000         3,083,000
------------------------------------------------------------------------------------------------------------------------------------
               7,311,000         6,255,000         6,164,000         4,987,000         5,282,000         5,045,000         4,672,000
====================================================================================================================================

                      16                17                15                21                21                23                22
               2,010,000         2,265,000         2,398,000         3,223,000         2,825,000         3,012,000         3,081,000

                 377,000           388,000           351,000           335,000           320,000           383,000           397,000
                      --                --                --                --                --                --                --

                 401,000           375,000           291,000           275,000           285,000           296,000           299,000
                  86,000            93,000            95,000           102,000           128,000           132,000           171,000
------------------------------------------------------------------------------------------------------------------------------------
                 487,000           468,000           386,000           377,000           413,000           428,000           470,000
====================================================================================================================================
              89,165,000        94,597,000        94,380,000        95,199,000        94,879,000        93,867,000        91,794,000
                   9,574             9,858            10,173            10,263            10,317             9,645             8,740
====================================================================================================================================