Form 10-K405, Exhibit 13
period 1999-12-31
AMERADA HESS CORP
filed 2000-03-27
CIK 4447

                               [GRAPHIC OMITTED]
                                                                    AMERADA HESS
                                                              ------------------
                                                              1999 ANNUAL REPORT

EXPLORATION
AND PRODUCTION
--------------------------------------------------------------------------------

UNITED STATES

Crude oil and natural gas liquids production in the United States increased to 64,600 barrels per day in 1999 from 44,900 barrels per day in 1998. Natural gas production increased to 338,000 Mcf per day from 294,000 Mcf per day in 1998. The increased production was primarily due to a full year of peak production from the Baldpate Field on Garden Banks Blocks 259 and 260. The Corporation's net production from Baldpate reached peak levels of 26,800 barrels of crude oil and natural gas liquids per day and 77,000 Mcf of natural gas per day during the year. Amerada Hess is the operator of the Baldpate Field with a 50% interest.

      Northwest of the Baldpate Field, Amerada Hess is developing the Conger Field (AHC 37.50%) on Garden Banks Block 215. The third development well was successfully drilled in 1999 and installation of high-pressure, subsea trees and related facilities is scheduled to begin during the summer of 2000. Three subsea wells will be tied back to the Garden Banks Block 172 "B" Platform which is located on the Enchilada Field. Initial production from the Conger Field is scheduled for late 2000 with the Corporation's share of production expected to reach 7,000 barrels of oil per day and 35,000 Mcf of natural gas per day in 2001.

      Amerada Hess drilled a successful appraisal well on the Northwestern Field on Garden Banks Block 200 in 1999. The Corporation is in the final stages of engineering the development of the Northwestern Field, which is located in 1,750 feet of water. Production is expected to begin late in 2000 and the Corporation's share of production is expected to peak at about 35,000 Mcf of natural gas per day in 2001. Amerada Hess has a 50% interest in the Northwestern Field.

      On the South Pass Block 89 Field (AHC 33.33%) five successful development wells in 1999 increased the Corporation's average production to 16,000 Mcf of natural gas per day and 3,000 barrels of oil per day from a previous level of 8,000 Mcf of natural gas per day and 1,500 barrels of oil per day. On Galveston Block 210 (AHC 55%), the Corporation drilled a successful development well that currently is producing at a gross rate of 12,000 Mcf of natural gas per day.

      Onshore, Amerada Hess produces 33,000 barrels of crude oil and natural gas liquids and 147,000 Mcf of natural gas per day. About 40% of this production is in North Dakota where the Corporation drilled 14 horizontal wells on fields in which it has, on average, 89% interests. Infill and extension drilling is ongoing in the area.

                               [GRAPHIC OMITTED]

GULF OF MEXICO

                               [GRAPHIC OMITTED]

NORTH SEA

UNITED KINGDOM

Production in the United Kingdom North Sea increased to 117,800 barrels of crude oil and natural gas liquids per day and 257,800 Mcf of natural gas per day from 115,450 barrels per day and 251,000 Mcf per day in 1998. Five new fields were brought onstream in 1999, development of the Bittern Field was nearly completed and older fields maintained good production rates.

      The Renee (AHL14%) and Rubie (AHL 19.20%) Fields began producing crude oil in February 1999 through the Ivanhoe/Rob Roy facilities operated by Amerada Hess Limited, the Corporation's British subsidiary. Amerada Hess Limited's share of production from those fields is averaging 4,000 barrels of oil per day.

      Production began from the Neptune and Mercury Fields as part of phase one of the development of the Easington Catchment Area of the southern North Sea. Amerada Hess Limited's share of production from these fields, in which it has approximately 23% interests, will average about 40,000 Mcf of natural gas per day in 2000.

      The Buckland Field (AHL 14.07%) came onstream in August 1999. Production for Amerada Hess Limited currently is averaging about 4,000 barrels of oil per day and 7,000 Mcf of natural gas per day.

      The Triton floating production, storage and offloading vessel for the Bittern Field has sailed to location. Production from the Bittern Field is expected to commence early in the second quarter and Amerada Hess Limited's share of production will peak at 15,000 barrels of oil per day late in 2000. Amerada Hess Limited manages the joint team that will operate the production facilities and has a 29.12% interest in the field.

      The Skene Field (AHL 9.07%) is expected to be sanctioned for development in the second quarter of 2000. Amerada Hess Limited's share of production is expected to peak at 24,000 Mcf of natural gas per day late in 2001.

      Approval for development of the Cook Field (AHL28.46%) located on Block 21/20a in the central North Sea has been received. The field is expected to come onstream late in the second quarter of 2000 and net production is expected to peak at 4,000 barrels of oil per day in 2002.

      An appraisal program is in progress for the natural gas discoveries on Blocks 13/30a (AHL 90%), 14/26a (AHL 20%) and 20/4b (AHL 55%). Development decisions are likely to be made during 2000.

DENMARK

Amerada Hess A/S, the Corporation's Danish subsidiary, brought the South Arne Field onstream in the third quarter of 1999. Amerada Hess A/S developed the field with a concrete gravity base and integrated top sides. Net production is expected to average 30,000 barrels of oil per day and 40,000 Mcf of natural gas per day for Amerada Hess A/S in 2000. Further development wells, including water injectors, are being drilled to enhance future recovery. Amerada Hess A/S is the operator of the South Arne Field and has a 57.48% interest in the field.

NORWAY

Amerada Hess Norge A/S, the Corporation's Norwegian subsidiary, and its partners continue to evaluate the large enhanced-recovery, waterflood project for the Valhall Field, in which Amerada Hess Norge has a 28.09% interest. Early in 2000, the Norwegian Government provided royalty relief for fields on the Norwegian Continental Shelf. That decision is expected to accelerate the decision making process for the waterflood project and increase Amerada Hess Norge's share of production from the Valhall Field by about 2,000 barrels of oil per day. Production for Amerada Hess Norge averaged 27,009 barrels of crude oil and natural gas liquids per day and 30,600 Mcf of natural gas per day in 1999.

GABON

Amerada Hess Production Gabon, in which Amerada Hess has a 77.50% interest, has a 40% interest in the Atora Field which is being developed. Production is expected to begin late in 2000 and to peak at a rate of 4,000 barrels of oil per day for Amerada Hess. By year-end 2000, the Corporation's Gabonese production is expected to reach 11,000 barrels of oil per day compared with the current level of 7,000 barrels per day. Current production is primarily from the Rabi Kounga Field, in which Amerada Hess Production Gabon has a 10% interest. Amerada Hess Production Gabon plans to participate in the drilling of three exploration wells in Gabon in 2000.

BRAZIL

Seismic was shot over 4,000 square kilometers on Block BS-2 on the Santos Basin and BC-8 in the Campos Basin. Amerada Hess is the operator of these blocks with a 32% interest and exploration drilling is planned on both blocks in 2000.

      During 1999, Amerada Hess acquired a 45% interest and operatorship of Block BMS-3 in the Santos Basin, on which acquisition of seismic is planned for 2000. Early in 2000, Amerada Hess acquired a 16% interest in Block BCE-2 in the Ceara Basin. Amerada Hess now has 1,427,700 net acres in Brazil.

INDONESIA

On the Jabung Production Sharing Contract (PSC) in which Amerada Hess holds a 30% interest, the North and Northeast Betara Fields and the Gemah discovery have been successfully appraised. The first phase of oil production is expected to begin late in 2000 and negotiations for sale of natural gas from the fields are nearly complete. The Corporation's share of production from the producing fields on the Jabung PSC, North Geragai and Makmur, is averaging about 3,000 barrels of oil per day.

      On the Jambi Merang License (AHC 25%), the Corporation's share of production from the Gelam Field has averaged 5,700 Mcf of natural gas per day and 100 barrels of condensate per day since the interest was acquired in August 1999. On an adjacent discovery, the Pulau Gading Field, two successful appraisal wells were drilled in 1999 with gross flow rates of up to 17,000 Mcf of natural gas per day. Various options for developing the Pulau Gading Field are being assessed.

      On the Lematang PSC, which Amerada Hess operates with a 70% interest, a successful natural gas discovery well was drilled on the Singa Field in 1999. Possible development scenarios for the development of this discovery are being analyzed. Emphasis is being placed on the sale of this natural gas to local markets.

      Further appraisal drilling is planned in 2000 on the Pangkah PSC, in which the Corporation has a 36% interest. An oil and gas discovery was made on this concession in 1998.

      In Indonesia, Amerada Hess has interests in five Production Sharing Contracts covering 3,300,000 net acres and plans to drill a total of six exploration wells in 2000.

THAILAND

Amerada Hess has a 15% interest in the Pailin Field that came onstream in August 1999. The Corpo ration's share of production is currently averaging 25,000 Mcf of natural gas per day and 1,500 barrels of condensate per day. Natural gas production is expected to increase to 50,000 Mcf of natural gas per day as demand justifies bringing the phase two development onstream. The Pailin Field is offshore Thailand and its production is sold in the Thailand gas market.

MALAYSIA

Amerada Hess expects to drill one well each on SK-306 (AHC 80%) and PM-304 (AHC 70%) in 2000. There are oil and gas discoveries on these blocks and the Corporation will evaluate the commercial potential of the hydrocarbons on these blocks.

VIETNAM

Amerada Hess acquired a 24.50% interest in Block 16-1 in the Mekong Basin, offshore Vietnam, in 1999. Seismic work is planned in 2000.

AZERBAIJAN

Amerada Hess has a 1.68% equity interest in the Azeri, Chirag and Guneshli Fields being developed in the Caspian Sea by the AIOCconsortium. Current net production is 1,500 barrels of oil per day and is expected to peak in 2008 at about 14,000 barrels of oil per day, assuming pipeline capacity is increased.

      Amerada Hess has acquired an interest in the Kursanga and Karabagly Fields onshore Azerbaijan and plans for the rehabilitation of these fields have been approved. The Corporation's share of production from these fields is expected to rise from approximately 1,300 barrels of oil per day in 2000 to a peak of 7,000 barrels of oil per day in 2005.

                               [GRAPHIC OMITTED]

PAILIN FIELD, THAILAND

                               [GRAPHIC OMITTED]

ORLANDO, FLORIDA

REFINING
AND MARKETING
--------------------------------------------------------------------------------

REFINING

The past year was the first full year of operation for HOVENSA L.L.C., the joint venture between Amerada Hess and Petroleos de Venezuela, S.A. that owns and operates the St. Croix refinery. Despite some of the worst refining margins in history, HOVENSA was profitable for the year. HOVENSA supplies refined petroleum products to both joint venture partners for markets primarily on the East Coast and Gulf Coast of the United States as well as to third parties in the Caribbean. Capitalizing on its strategic location and operational capabilities to maximize profitability, HOVENSA shipped 16 cargoes of gasoline and distillates to California in 1999 during periods of shortages caused by refinery outages on the West Coast of the United States.

      Early in 2000, HOVENSA secured financing for the construction of a 58,000 barrel per day delayed coking unit. The coking unit will enable the refinery to process lower cost, heavy crude oil that will enhance financial returns and make the refinery one of the most sophisticated in the world. The refinery currently is processing 155,000 barrels per day of Venezuelan Mesa crude oil. Upon completion of construction of the coking unit, the refinery will also process 115,000 barrels per day of lower cost, Venezuelan Merey crude oil. Construction of the delayed coking unit and related facilities is expected to take about two years.

      Refinery runs at HOVENSA averaged 418,000 barrels per day in 1999. The refinery's fluid catalytic cracking unit operated at rates that reached 140,000 barrels per day at times during 1999, making it one of the largest fluid catalytic cracking units in the world.

      The Corporation's Port Reading fluid catalytic cracking unit ran at a rate of approximately 60,000 barrels per day in 1999 processing vacuum gas oil and residual fuel oil to manufacture primarily high quality gasoline for markets in the northeast.

MARKETING

Amerada Hess is building high-volume HESS EXPRESS convenience retail sites, upgrading existing gasoline stations and convenience stores, making acquisitions in key geographic areas and increasing the number of independent HESS branded retailers. The number of HESS retail outlets increased to 701 at year-end 1999 from 637 at year-end 1998. It is anticipated that by the end of 2000 there will be approximately 950 HESS retail outlets.

      During 1999, 21 new HESS EXPRESS stores were opened, and construction began on 10 others. Twenty-three retail sites were upgraded by adding convenience stores or rebuilding existing facilities. The Corporation acquired 50 retail sites in central Pennsylvania and 10 retail sites in Florida.

      Early in 2000, Amerada Hess reached agreement to purchase 178 Merit retail gasoline stations located in the northeast. All of the stations will be rebranded HESS. This acquisition greatly strengthens the HESS brand in the New York City, Boston and Philadelphia metropolitan areas and is expected to close early in May.

      The reshaping of the Corporation's downstream asset base for increased profitability continued in 1999 with the sale of 12 terminals with approximately 19 million barrels of storage capacity and 40 retail sites in Atlanta, Georgia and Greenville, South Carolina where fuel margins for the Corporation were lower than in its other markets. Proceeds from these sales aggregated $340 million.

      Early in 2000, the Corporation strengthened its energy marketing position on the East Coast of the United States when it reached agreement to purchase the energy marketing business of Statoil Energy Services. That company sells natural gas and electricity to industrial and commercial customers primarily in New York, Pennsylvania, Maryland, Virginia and Washington, D.C. The acquisition expands the HESS customer base, which previously was concentrated in the New York metropolitan area, and more than doubles sales of natural gas to end users. The transaction expands the Corporation's energy marketing and operating capabilities and is scheduled to close in the second quarter of 2000.

Financial Review
Amerada Hess Corporation and Consolidated Subsidiaries

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Consolidated Results of Operations

Operating earnings (income excluding special items) for 1999 amounted to $307 million compared with a loss of $196 million in 1998 and income of $14 million in 1997.

      The after-tax results by major operating activity for 1999, 1998 and 1997 are summarized below (in millions):

--------------------------------------------------------------------------------
                                                 1999         1998         1997
--------------------------------------------------------------------------------
Exploration and production                      $ 324        $ (18)       $ 258
Refining, marketing
  and shipping                                    133          (18)        (110)
Corporate                                         (31)         (37)         (16)
Interest                                         (119)        (123)        (118)
--------------------------------------------------------------------------------
Operating earnings (loss)                         307         (196)          14
Special items                                     131         (263)          (6)
--------------------------------------------------------------------------------
Net income (loss)                               $ 438        $(459)       $   8
================================================================================
Net income (loss) per
  share (diluted)                               $4.85        $(5.12)      $ .08
================================================================================

Comparison of Results

Exploration and Production: Operating earnings from exploration and production activities increased by $342 million in 1999, primarily due to significantly higher worldwide crude oil selling prices, increased crude oil and natural gas sales volumes and reduced exploration expenses in connection with a refocused exploration program. Exploration and production earnings decreased by $276 million in 1998 compared with 1997, principally reflecting lower crude oil selling prices.

      The Corporation's average selling prices, including the effects of hedging, were as follows:

--------------------------------------------------------------------------------
                                                1999          1998          1997
--------------------------------------------------------------------------------
Crude oil and natural gas
  liquids (per barrel)
    United States                             $16.23        $12.02        $18.43
    Foreign                                    17.90         13.05         19.16
Natural gas (per Mcf)
    United States                               2.14          2.08          2.42
    Foreign                                     1.79          2.26          2.46
================================================================================

      The Corporation's net daily worldwide production was as follows:

--------------------------------------------------------------------------------
                                                  1999         1998         1997
--------------------------------------------------------------------------------
Crude oil and natural gas
  liquids (barrels per day)
    United States                               64,605       44,920       43,950
    Foreign                                    167,802      161,069      174,622
--------------------------------------------------------------------------------
      Total                                    232,407      205,989      218,572
--------------------------------------------------------------------------------
Natural gas (Mcf per day)
    United States                              338,044      293,849      311,915
    Foreign                                    304,500      282,628      257,339
--------------------------------------------------------------------------------
      Total                                    642,544      576,477      569,254
--------------------------------------------------------------------------------
Barrels of oil equivalent
  (per day)                                    339,498      302,069      313,448
================================================================================

      The 1999 increases in United States crude oil and natural gas production were primarily due to new production from deepwater Gulf of Mexico fields which came onstream in late 1998. Increased foreign crude oil production was largely due to new production in 1999 from a field in the Danish sector of the North Sea. The 1999 increase in foreign natural gas production reflected increases in the North Sea, Indonesia and Thailand.

      In 1998, United States crude oil production was comparable to 1997 and foreign crude oil production declined, largely due to maintenance related interruptions at three United Kingdom fields. United States natural gas production was lower in 1998, principally reflecting asset sales and natural decline. Foreign natural gas production increased in 1998 due to higher demand in the United Kingdom.

      Depreciation, depletion, and amortization charges relating to exploration and production activities were higher in 1999 reflecting increased crude oil and natural gas production volumes. However, on a barrel of oil equivalent produced, depreciation and related charges were comparable in 1999 and 1998, and lower than in 1997. Production expenses were lower in 1999, reflecting lower costs of new fields. Exploration expenses were also lower in 1999, principally in the United States and United Kingdom, as a result of a reduced drilling program. Production and exploration expenses were also lower in 1998 than in 1997. General and administrative expenses in 1999 were somewhat lower than in 1998, reflecting cost reduction initiatives in the United States and United Kingdom. Excluding special charges, the total cost per barrel of depreciation, production, exploration and administrative expenses was $11.75 in 1999, $13.80 in 1998 and $14.50 in 1997.

      Operating earnings from exploration and production activities in 1999 included net nonrecurring charges of $9 million, principally reflecting buyouts and renegotiations of drilling rig contracts and services, partially offset by $18 million in foreign currency exchange gains and related tax benefits. Pre-tax foreign currency gains or losses are included in other non-operating income in the income statement.

      The effective income tax rate on exploration and production earnings in 1999 was 44%. Generally, this rate exceeds the U.S. statutory rate because of special petroleum taxes in the United Kingdom and Norway and exploration expenses in certain foreign areas for which income tax benefits are not available. The 1999 effective rate was lower than in 1998 because of the use of a net operating loss carryforward in Denmark and the reduced impact of international drilling outside of the North Sea. The Corporation anticipates that its effective income tax rate on exploration and production earnings will continue to exceed the U.S. statutory rate.

      The selling price of crude oil has increased significantly from the low levels experienced in late 1998 and early 1999, however, there can be no assurance that the current higher selling prices will continue.

Refining, Marketing and Shipping: Operating earnings for refining, marketing and shipping activities increased to $133 million in 1999 compared with a loss of $18 million in 1998 and a loss of $110 million in 1997. The Corporation's downstream operations include HOVENSA L.L.C. (HOVENSA), a 50% owned refining joint venture with a subsidiary of Petroleos de Venezuela S.A. (PDVSA), formed in October 1998. The joint venture is accounted for on the equity method. Additional refining and marketing operations include a fluid catalytic cracking facility in Port Reading, New Jersey, as well as retail gasoline stations, energy marketing, shipping and trading.

      HOVENSA: The Corporation's share of HOVENSA's income was $7 million in 1999 compared with income of $24 million in 1998 when the refinery was wholly-owned for the first ten months of the year. Margins for all refined products continued to be weak during 1999 as the cost of crude oil increased significantly. Income taxes or benefits are not recorded on HOVENSA results due to available loss carryforwards. Operating earnings from refining, marketing and shipping activities in 1999 also include $47 million of interest income on the note received from PDVSA in connection with the formation of the joint venture. In 1998, $8 million of interest was recorded on the note. Interest is reflected in non-operating income in the income statement.

      Because HOVENSA is accounted for on the equity method, revenues and expenses of the refinery are no longer included in each caption in the Corporation's income statement. Prior to the formation of HOVENSA, refinery results were fully consolidated. In 1998 and 1997, the amounts shown below for the refinery were included in the income statement captions indicated (in millions):

--------------------------------------------------------------------------------
                                                               1998         1997
--------------------------------------------------------------------------------
Sales and other operating revenues                             $622         $928
Cost of products sold                                           439          874
Other operating expenses                                         83          122
Depreciation and amortization                                    70           78
================================================================================

      Refinery runs in 1999 and 1998 were 418,000 and 421,000 barrels per day, respectively.

      In February 2000, HOVENSA reached agreement on a $600 million bank financing for the construction of a 58,000 barrel per day delayed coking unit and related facilities at its refinery. The financing also provides for general working capital requirements.

      Refining and marketing operations: Operating earnings from the Corporation's catalytic cracking facility in New Jersey improved in 1999 as a result of its use of relatively low cost feedstocks. Earnings from retail operations were higher in 1999, reflecting higher volumes and slightly improved margins. However, results of energy marketing activities were lower, due to extremely competitive industry conditions. Earnings in 1999 were determined on the LIFO inventory method of accounting. During the year, the cost of inventory increased significantly. As a result, cost of products sold determined using LIFO was $149 million higher than it would have been using the average cost method.

      Sales volumes decreased to 126 million barrels in 1999 compared with 144 million barrels in 1998, excluding previously consolidated sales of the St. Croix refinery. The decrease primarily reflects lower spot sales. Operating expenses, excluding amounts related to the refinery, increased in 1999 due to expanded third party shipping activities. Revenue from shipping operations is included in operating revenue in the income statement.

      The Corporation has a 50% voting interest in a consolidated partnership which trades energy commodities. The Corporation also periodically takes forward positions on energy contracts in addition to its hedging program. The combined results of trading activities were gains of $19 million in 1999 compared with losses of $26 million in 1998 and gains of $4 million in 1997. Expenses of the trading partnership are included in marketing expenses and have increased in 1999.

      Refining, marketing and shipping operations had losses in 1998 and 1997 reflecting weak refining margins and an inventory write-down at the end of 1997. The results in both years were impacted by relatively mild winter weather and extremely competitive market conditions.

      The Corporation is expanding its retail operations by purchasing and constructing gasoline stations. The Corporation is also expanding its energy marketing activities. The costs of operating the retail and energy marketing businesses are included in marketing expenses.

      Refined product margins improved somewhat in early 2000 as a result of tight supplies for heating oil caused by cold weather in the Corporation's marketing areas. However, future results will continue to be volatile reflecting competitive industry conditions and supply and demand factors, including the effects of weather.

Corporate: Net corporate expenses amounted to $31 million in 1999, $37 million in 1998 and $16 million in 1997. The decrease in 1999 reflects lower administrative expenses and increased dividends from insurers. The Corporation does not expect these dividends to continue at 1999 levels. The change in 1998 compared with 1997 principally reflects Corporate income tax adjustments.

Interest: After-tax interest expense decreased in 1999 compared with an increase in 1998. The decrease in 1999 reflects lower average interest rates and increased tax benefits resulting from borrowings in different tax jurisdictions. This change was partially offset by, and the increase in pre-tax interest was primarily due to, lower amounts capitalized. The increase in interest in 1998 was due to higher average borrowings than in 1997. Assuming interest rates comparable to 1999, interest expense in 2000 is anticipated to be somewhat lower than in 1999, reflecting a lower average outstanding debt balance.

Consolidated Operating Revenues: Sales and other operating revenues increased by approximately 18% in 1999, excluding third party sales of the St. Croix refinery in 1998. The HOVENSA joint venture is accounted for on the equity method, and therefore, its revenues are not included in the Corporation's 1999 revenues. The increase in the Corporation's revenues in 1999 is principally due to higher crude oil and refined product selling prices and increased crude oil and natural gas sales volumes, partially offset by lower refined product sales volumes. Sales and other operating revenues decreased by 20% in 1998 compared with 1997 primarily due to lower crude oil and refined product selling prices.

Special Items

After-tax special items in 1999, 1998 and 1997 are summarized below (in millions):

--------------------------------------------------------------------------------
                                                                       Refining,
                                                       Exploration     Marketing
                                                               and           and
                                                Total   Production      Shipping
--------------------------------------------------------------------------------
1999
Gain on asset sales                             $ 176        $  30        $ 146
Income tax benefits                                54           54           --
Impairment of assets
  and operating leases                            (99)         (65)         (34)
--------------------------------------------------------------------------------
      Total                                     $ 131        $  19        $ 112
--------------------------------------------------------------------------------
1998
Gain (loss) on asset sales                      $ (50)       $  56        $(106)
Impairment of assets
  and operating leases                           (198)        (154)         (44)
Severance                                         (15)         (15)          --
--------------------------------------------------------------------------------
      Total                                     $(263)       $(113)       $(150)
--------------------------------------------------------------------------------
1997
Asset impairment                                $ (55)       $ (55)       $  --
Foreign tax refund                                 38           38           --
Gain on asset sale                                 11           11           --
--------------------------------------------------------------------------------
      Total                                     $  (6)       $  (6)       $  --
================================================================================

      The gain on asset sales of $146 million in 1999 reflects the sale of the Corporation's Gulf Coast and Southeast pipeline terminals and certain retail sites. The Corporation also sold natural gas properties in California resulting in a gain of $30 million. Special income tax benefits of $54 million reflect actions taken in 1999 to realize the United States tax impact of certain prior year foreign exploration activities and capital losses.

      Asset impairments in 1999 include $34 million for the Corporation's crude oil storage terminal in St. Lucia as a result of the nonrenewal of a storage contract. The carrying value of the terminal had been impaired by $44 million in 1998 reflecting the reduced crude oil storage requirements of the HOVENSA joint venture. Net charges of $38 million were also recorded in 1999 for the write-down in book value of the Corporation's interest in the Trans Alaska Pipeline System. This impairment is due to a significant reduction of crude oil volumes shipped through the Corporation's share of the pipeline. The Corporation has no crude oil production in Alaska. It is estimated that asset impairments recorded in 1999 and 1998 will reduce future depreciation expense (after income tax effect) by approximately $14 million per year in 2000 and 2001.

      The Corporation also recorded a 1999 net charge of $27 million for the additional decline in value of a drilling service fixed-price contract due to lower market rates. The Corporation had previously impaired drilling service contracts in 1998 by recording a charge of $77 million. The Corporation's accrual for drilling service contracts, including the remainder of amounts provided in 1998, relates to payments that will be made in 2000 of approximately $45 million (after income tax effect).

      The 1998 special items also included a loss of $106 million on the sale of 50% of the St. Croix refinery and formation of the HOVENSA joint venture. The Corporation had a gain of $56 million on the sale of oil and gas assets in the United States and Norway.

      Asset impairment in 1998 included $35 million for impairment of a North Sea oil discovery and $13 million for other oil and gas assets in the United States and United Kingdom. The Corporation also recorded a $29 million charge for its share of asset impairment of Premier Oil plc, an equity affiliate. Severance costs of $15 million were also recorded in 1998.

      The 1997 special items included an after-tax charge of $55 million for the reduction in carrying values and provision for future costs of two United Kingdom North Sea oil fields. These fields ceased production in 1999. Other 1997 special items included income of $38 million from a refund of United Kingdom Petroleum Revenue Taxes and a gain of $11 million on the sale of a United States natural gas field.

Liquidity and Capital Resources

Net cash provided by operating activities, including changes in operating assets and liabilities amounted to $770 million in 1999, $519 million in 1998 and $1,250 million in 1997. The increase in 1999 was primarily due to improved operating results, partially offset by a reduction in deferred revenues of $249 million from the advance sale of crude oil production in 1998. There was no comparable transaction in 1999. The variance between 1998 and 1997 was also due to the results of operations and changes in working capital, including inventory. Cash flow from operations, before changes in operating assets and liabilities, amounted to $1,116 million in 1999, $521 million in 1998 and $854 million in 1997.

      The Corporation generated additional cash for capital expenditures and debt reduction by selling non-core assets in 1999 and 1998. The gross proceeds from asset sales amounted to $395 million in 1999 and $468 million in 1998.

      Total debt was $2,310 million at December 31, 1999 compared with $2,652 million at December 31, 1998. The debt to capitalization ratio decreased to 43% at December 31, 1999 from 50% at year-end 1998. At December 31, 1999, floating rate debt amounted to 24% of total debt, including the effect of interest rate conversion (swap) agreements. At December 31, 1999, the Corporation had $1,880 million of additional borrowing capacity available under its revolving credit agreements and unused lines of credit under uncommitted arrangements with banks of $376 million.

      On October 1, 1999, the Corporation issued $1 billion of public debentures. The proceeds of the issuance were used to repay revolving credit and other debt. Of the $1 billion, $300 million bears interest at 73/8% and is due in 2009 and $700 million bears interest at 77/8% and is due in 2029.

      The Corporation conducts foreign exploration and production activities in the United Kingdom, Norway, Denmark, Gabon, Indonesia, Thailand, Azerbaijan and in other countries. The Corporation also has a refining joint venture with a Venezuelan company. Therefore, the Corporation is subject to the risks associated with foreign operations. These exposures may include political risk, credit risk and currency risk. There have not been any material adverse effects on the Corporation's results of operations or financial condition as a result of its dealings with foreign entities.

Capital Expenditures

The following table summarizes the Corporation's capital expenditures in 1999, 1998 and 1997 (in millions):

--------------------------------------------------------------------------------
                                                  1999         1998         1997
--------------------------------------------------------------------------------
Exploration and production
  Exploration                                   $  101       $  242       $  286
  Production and development                       626          915          679
  Acquisitions                                      --          150          193
--------------------------------------------------------------------------------
                                                   727        1,307        1,158
Refining, marketing
  and shipping                                      70          132          188
--------------------------------------------------------------------------------
      Total                                     $  797       $1,439       $1,346
================================================================================

      The decrease in capital expenditures in 1999 reflects the completion of several major development projects and the reduced 1999 exploration program. Although not included in capital expenditures above, the Corporation increased its investment in Premier Oil plc, an equity affiliate, by $59 million in 1999. Acquisitions in 1998 reflect $100 million for exploration and production interests in Azerbaijan and $50 million for an increased interest in a consolidated subsidiary with proved crude oil reserves and exploration licenses in Gabon. Acquisitions in 1997 principally represent purchases of developed and undeveloped oil and gas properties in the United Kingdom. Refining and marketing expenditures in 1997 include the purchase of a chain of retail marketing properties in Florida.

      Capital expenditures in 2000, excluding acquisitions, are currently expected to be approximately $750 million. These expenditures will be financed principally by internally generated funds.

      On February 14, 2000, the Corporation announced that it entered into an agreement with the Meadville Corporation to acquire the 51% of Meadville's outstanding stock that it does not already own for approximately $168 million in cash and deferred payments, preferred stock or a combination of both as selected by the Meadville stockholders. The purchase includes 178 Merit retail gasoline stations located in the Northeast. The transaction is expected to close in early May.

Derivative Financial Instruments

The Corporation is exposed to market risks related to volatility in the selling prices of crude oil, natural gas and refined products, as well as to changes in interest rates and foreign currency values. Derivative instruments are used to reduce these price and rate fluctuations. The Corporation has guidelines for, and controls over, the use of derivative instruments.

      The Corporation uses futures, forwards, options and swaps to reduce the effects of changes in the selling prices of crude oil, natural gas and refined products. These instruments fix the selling prices of a portion of the Corporation's products and the related gains or losses are an integral part of the Corporation's selling prices. At December 31, the Corporation had open hedge positions equal to 30% of its estimated 2000 worldwide crude oil production and 3% of its 2001 production. In addition, the Corporation had hedges covering 10% of its refining and marketing inventories. As market conditions change, the Corporation will adjust its hedge positions.

      The Corporation owns an interest in a partnership that trades energy commodities and energy derivatives. The accounts of the partnership are consolidated with those of the Corporation. The Corporation also engages in trading for its own account.

      The Corporation uses value at risk to estimate the potential effects of changes in fair values of derivatives and other instruments used in hedging activities and derivatives and commodities used in trading activities. This method determines the potential one-day change in fair value with 95% confidence. The analysis is based on historical simulation and other assumptions. The Corporation estimates that at December 31, 1999, the value at risk related to hedging activities, excluding the physical inventory hedged, was $13 million ($1 million at December 31, 1998). During 1999, the average value at risk for hedging activities was $6 million, the high was $13 million and the low was $2 million. During 1998, the average value at risk for hedging activities was $4 million, the high was $5 million and the low was $1 million. At December 31, 1999, the value at risk on trading activities, predominantly partnership trading, was $6 million ($4 million at December 31, 1998). During 1999, the average value at risk for trading activities was $7 million, the high was $10 million and the low was $5 million. During 1998, the average value at risk for trading activities was $5 million, the high was $6 million and the low was $3 million.

      The Corporation also uses interest-rate conversion agreements to balance exposure to interest rates. At December 31, 1999, the Corporation has substantially all fixed-rate debt and has $400 million of notional value, interest-rate conversion agreements that increased its percentage of floating-rate debt to 24%. At December 31, 1998, the Corporation had $400 million of notional value, interest-rate conversion agreements that decreased its percentage of floating-rate debt to 32%. The Corporation's outstanding debt of $2,310 million, which together with the interest-rate swaps, has a fair value of $2,299 million at December 31, 1999. A 10% change in interest rates would change the fair values of debt and related swaps by $120 million ($64 million at December 31, 1998).

      The Corporation uses foreign exchange contracts to reduce its exposure to fluctuating foreign exchange rates, principally the Pound Sterling. At December 31, 1999, the Corporation has $865 million ($97 million at December 31, 1998) of notional value foreign exchange contracts. Generally, the Corporation uses foreign exchange contracts to fix the exchange rate on net monetary liabilities of its North Sea operations. The change in fair value of the foreign exchange contracts from a 10% change in the exchange rate is estimated to be $90 million at December 31, 1999 ($10 million at December 31, 1998).

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

      The Corporation produces gasolines that meet the current requirements for oxygenated and reformulated gasolines of the Clean Air Act of 1990, including the requirements for reformulated gasolines that began in 2000. Reformulated gasolines decrease emissions of volatile and toxic organic compounds. The Corporation's production of reformulated gasolines from its Port Reading facility and HOVENSA can meet its marketing requirements. In addition, the HOVENSA refinery has desulfurization capabilities enabling it to produce low-sulfur diesel fuel that meets the requirements of the Clean Air Act. HOVENSA can currently produce gasolines that meet the requirements of the California Air Resources Board.

      In December 1999, the United States Environmental Protection Agency ("EPA") adopted rules which phase in limitations on the sulfur content of gasoline beginning in 2004. The rules will require Port Reading and HOVENSA to take steps to be in compliance and, increased capital expenditures are likely at one or both facilities. The Corporation is reviewing options to determine the most cost effective compliance strategy. EPA is also expected to propose reductions in the allowable sulfur content of diesel fuel which, if ultimately required, would result in additional capital expenditures.

      The EPA is considering restrictions or a prohibition on the use of MTBE, a gasoline additive that is produced by Port Reading and HOVENSA and is used primarily to meet the Federal regulations requiring oxygenation of reformulated gasolines. California has already adopted a ban on MTBE use beginning in 2003. If MTBE is banned in other areas and the minimum oxygen content requirements for gasoline remain in place, the effect on the Corporation will depend on the specific regulations and the cost of alternative oxygenates.

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

      The Corporation expended $8 million in 1999, $9 million in 1998 and $12 million in 1997 for remediation. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $2 million in 1999, $4 million in 1998 and $5 million in 1997.

Year 2000

The Corporation has completed its program to address the year 2000 problem and has experienced only a few minor interruptions in its embedded computer systems, internal software and transactions with third parties. The total cost of the year 2000 remediation program was $12 million. The Corporation will continue to monitor systems during the year and will address any remaining year 2000 issues should they arise.

Forward Looking Information

Certain sections of the Financial Review, including references to the Corporation's future results of operations and financial position, capital expenditures, derivative disclosures and environmental sections, represent forward looking information. Forward looking disclosures are based on the Corporation's current understanding and assessment of these activities and reasonable assumptions about the future. Actual results may differ from these disclosures because of changes in market conditions, government actions and other factors.

Dividends

Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 1999 and 1998.

Stock Market Information

The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 1999 and 1998 were as follows:

--------------------------------------------------------------------------------
                                               1999                  1998
                                        -------------------    -----------------
Quarter Ended                            High       Low         High      Low
--------------------------------------------------------------------------------
March 31                                53 1/4     43 3/4      61 1/16   48 5/16
June 30                                 65 3/8     47 15/16    59 1/8    50 5/16
September 30                            66 5/16    56 3/4      59 5/8    46
December 31                             63 1/16    53 1/2      59 1/8    48
================================================================================

Quarterly Financial Data

Quarterly results of operations for the years ended December 31, 1999 and 1998 follow (millions of dollars, except per share data):

----------------------------------------------------------------------------------------
                                                                                    Net
                        Sales                                                    income
                    and other      Operating                          Net         (loss)
                    operating       earnings     Special           income     per share
Quarter              revenues         (loss)       items           (loss)      (diluted)
----------------------------------------------------------------------------------------
1999
  First                $1,539         $  41        $  30(a)        $  71         $  .79
  Second                1,430            37           40(a)           77            .86
  Third                 1,801            53          106(a)          159           1.75
  Fourth                2,269           176          (45)(b)         131           1.45
------------------------------------------------------------------------
      Total            $7,039         $ 307        $ 131           $ 438
========================================================================
1998
  First                $1,826         $ (69)       $  56(a)        $ (13)        $ (.14)
  Second                1,608           (22)          --             (22)          (.24)
  Third                 1,529            (6)          --              (6)          (.07)
  Fourth                1,617           (99)        (319)(c)        (418)         (4.70)
------------------------------------------------------------------------
      Total            $6,580         $(196)       $(263)          $(459)
========================================================================

(a)   Represents after-tax gains on asset sales.
(b) Includes special income tax benefits of $54 million, offset by impairment of assets and operating leases of $99 million.
(c) Includes a loss of $106 million on the formation of the refining joint venture, impairment of assets and operating leases of $198 million and accrued severance costs of $15 million.

      The results of operations for the periods reported herein should not be considered as indicative of future operating results.

Statement of Consolidated Income
Amerada Hess Corporation and Consolidated Subsidiaries

                                                                 For the Years Ended December 31
                                                       -----------------------------------------------
Thousands of dollars, except per share data                   1999              1998              1997
------------------------------------------------------------------------------------------------------
Revenues
   Sales (excluding excise taxes) and other
      operating revenues                               $ 7,039,138       $ 6,579,892       $ 8,223,582
   Non-operating income
      Gain (loss) on asset sales                           273,441           (25,679)           16,463
      Equity in income (loss) of HOVENSA L.L.C               6,988           (15,848)               --
      Other                                                141,787            82,740           120,435
------------------------------------------------------------------------------------------------------
         Total revenues                                  7,461,354         6,621,105         8,360,480
------------------------------------------------------------------------------------------------------

Costs and Expenses
   Cost of products sold                                 4,240,910         4,373,616         5,577,924
   Production expenses                                     487,219           517,828           557,025
   Marketing expenses                                      387,298           378,506           328,975
   Other operating expenses                                216,651           224,433           231,791
   Exploration expenses, including dry holes
      and lease impairment                                 261,038           348,951           421,863
   General and administrative expenses                     231,546           270,668           236,269
   Interest expense                                        158,222           152,934           136,149
   Depreciation, depletion and amortization                648,663           661,802           663,297
   Impairment of assets and operating leases               127,998           206,478            80,602
------------------------------------------------------------------------------------------------------
         Total costs and expenses                        6,759,545         7,135,216         8,233,895
------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                       701,809          (514,111)          126,585
   Provision (benefit) for income taxes                    264,193           (55,218)          119,085
------------------------------------------------------------------------------------------------------

Net Income (Loss)                                      $   437,616       $  (458,893)      $     7,500
======================================================================================================
Net Income (Loss) Per Share
   Basic                                                     $4.88            $(5.12)             $.08
   Diluted                                                   $4.85            $(5.12)             $.08
======================================================================================================

Statement of Consolidated Retained Earnings

-----------------------------------------------------------------------------------------
                                                      For the Years Ended December 31
                                                -----------------------------------------
Thousands of dollars, except per share data            1999           1998           1997
-----------------------------------------------------------------------------------------
Balance at Beginning of Year                    $ 1,904,066    $ 2,463,005    $ 2,613,920
   Net income (loss)                                437,616       (458,893)         7,500
   Dividends declared--common stock
      ($.60 per share in 1999, 1998 and 1997)       (54,311)       (54,520)       (55,090)
   Common stock acquired and retired                     --        (45,526)      (103,325)
-----------------------------------------------------------------------------------------

Balance at End of Year                          $ 2,287,371    $ 1,904,066    $ 2,463,005
=========================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet
Amerada Hess Corporation and Consolidated Subsidiaries

                                                                        At December 31
                                                                 -------------------------
Thousands of dollars                                                    1999          1998
------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and cash equivalents                                     $    40,926   $    73,791
   Accounts receivable
      Trade                                                        1,112,114       954,353
      Other                                                           62,930        58,831
   Inventories                                                       372,713       482,182
   Current portion of deferred income taxes                           67,418       114,194
   Other current assets                                              171,469       203,355
------------------------------------------------------------------------------------------
      Total current assets                                         1,827,570     1,886,706
------------------------------------------------------------------------------------------

Investments and Advances
   HOVENSA L.L.C                                                     709,569       702,581
   Other                                                             282,599       232,826
------------------------------------------------------------------------------------------
      Total investments and advances                                 992,168       935,407
------------------------------------------------------------------------------------------

Property, Plant and Equipment
   Exploration and production                                      9,974,117     9,718,424
   Refining and marketing                                            980,806     1,193,353
   Shipping                                                          109,962       115,462
------------------------------------------------------------------------------------------
      Total--at cost                                              11,064,885    11,027,239
   Less reserves for depreciation, depletion, amortization and
      lease impairment                                             7,013,233     6,835,301
------------------------------------------------------------------------------------------
      Property, plant and equipment--net                           4,051,652     4,191,938
------------------------------------------------------------------------------------------

Note Receivable                                                      538,500       538,500
------------------------------------------------------------------------------------------

Deferred Income Taxes and Other Assets                               317,822       330,432
------------------------------------------------------------------------------------------

Total Assets                                                     $ 7,727,712   $ 7,882,983
==========================================================================================

-----------------------------------------------------------------------------------------------
                                                                            At December 31
                                                                     --------------------------
                                                                            1999           1998
-----------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
   Accounts payable--trade                                           $   771,797    $   713,831
   Accrued liabilities                                                   621,334        554,632
   Deferred revenue                                                        3,846        251,328
   Taxes payable                                                         158,852        100,686
   Notes payable                                                          17,912          3,500
   Current maturities of long-term debt                                    5,109        172,820
-----------------------------------------------------------------------------------------------
      Total current liabilities                                        1,578,850      1,796,797
-----------------------------------------------------------------------------------------------

Long-Term Debt                                                         2,286,660      2,476,145
-----------------------------------------------------------------------------------------------

Deferred Liabilities and Credits
   Deferred income taxes                                                 442,172        483,843
   Other                                                                 381,838        482,786
-----------------------------------------------------------------------------------------------
      Total deferred liabilities and credits                             824,010        966,629
-----------------------------------------------------------------------------------------------

Stockholders' Equity
   Preferred stock, par value $1.00
      Authorized--20,000,000 shares for issuance in series                    --             --
   Common stock, par value $1.00
      Authorized--200,000,000 shares
      Issued--90,676,405 shares in 1999; 90,356,705 shares in 1998        90,676         90,357
   Capital in excess of par value                                        782,271        764,412
   Retained earnings                                                   2,287,371      1,904,066
   Accumulated other comprehensive income                               (122,126)      (115,423)
-----------------------------------------------------------------------------------------------
      Total stockholders' equity                                       3,038,192      2,643,412
-----------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                           $ 7,727,712    $ 7,882,983
===============================================================================================

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities.

See accompanying notes to consolidated financial statements.

Statement of Consolidated Cash Flows
Amerada Hess Corporation and Consolidated Subsidiaries

------------------------------------------------------------------------------------------------------------
                                                                           For the Years Ended December 31
                                                                   -----------------------------------------
Thousands of dollars                                                      1999           1998           1997
------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net income (loss)                                               $   437,616    $  (458,893)   $     7,500
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Depreciation, depletion and amortization                      648,663        661,802        663,297
         Impairment of assets and operating leases                     127,998        206,478         80,602
         Exploratory dry hole costs                                     69,346        159,435        191,351
         Lease impairment                                               36,790         31,191         37,185
         (Gain) loss on asset sales                                   (273,441)        25,679        (16,463)
         Provision (benefit) for deferred income taxes                  62,419       (137,922)       (80,208)
         Undistributed earnings of affiliates                            7,102         33,430        (29,439)
------------------------------------------------------------------------------------------------------------
                                                                     1,116,493        521,200        853,825
         Changes in other operating assets and liabilities
           (Increase) decrease in accounts receivable                 (155,525)         6,335       (148,488)
           Decrease in inventories                                      79,648        122,204        333,477
           Increase (decrease) in accounts payable, accrued
             liabilities and deferred revenue                         (175,227)       185,403        198,596
           Increase (decrease) in taxes payable                         53,256        (87,118)       (46,626)
           Changes in prepaid expenses and other                      (148,640)      (229,236)        59,223
------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                 770,005        518,788      1,250,007
------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
   Capital expenditures
      Exploration and production                                      (727,086)    (1,306,438)    (1,157,938)
      Refining, marketing and shipping                                 (69,571)      (132,240)      (187,652)
------------------------------------------------------------------------------------------------------------
             Total capital expenditures                               (796,657)    (1,438,678)    (1,345,590)
   Investment in affiliate                                             (59,171)            --             --
   Proceeds from asset sales and other                                 431,818        502,854         63,017
------------------------------------------------------------------------------------------------------------
             Net cash used in investing activities                    (424,010)      (935,824)    (1,282,573)
------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
   Issuance (repayment) of notes                                        14,412        (14,342)         1,982
   Long-term borrowings                                                990,125        848,320        398,391
   Repayment of long-term debt                                      (1,347,745)      (317,144)      (209,000)
   Cash dividends paid                                                 (54,262)       (54,647)       (55,373)
   Common stock acquired                                                    --        (59,167)      (122,283)
   Stock options exercised                                              18,283             --             --
------------------------------------------------------------------------------------------------------------
             Net cash provided by (used in) financing activities      (379,187)       403,020         13,717
------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                                    327         (3,347)        (2,519)
------------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Cash Equivalents                              (32,865)       (17,363)       (21,368)
Cash and Cash Equivalents at Beginning of Year                          73,791         91,154        112,522
------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                           $    40,926    $    73,791    $    91,154
============================================================================================================

See accompanying notes to consolidated financial statements.

Statement of Consolidated Changes in Common Stock and Capital in Excess of Par Value
Amerada Hess Corporation and Consolidated Subsidiaries

--------------------------------------------------------------------------------------------------
                                                                 Common stock
                                                          -------------------------
                                                                                        Capital in
                                                           Number of                     excess of
Thousands of dollars                                          shares         Amount      par value
--------------------------------------------------------------------------------------------------
Balance at January 1, 1997                                93,073,305        $93,073       $754,559
  Awards of nonvested common stock to employees (net)        719,000            719         38,145
  Common stock acquired and retired                       (2,368,100)        (2,368)       (19,419)
  Employee stock options exercised                            27,000             27          1,346
--------------------------------------------------------------------------------------------------

Balance at December 31, 1997                              91,451,205         91,451        774,631
  Cancellations of nonvested common stock awards (net)       (26,000)           (26)        (1,292)
  Common stock acquired and retired                       (1,071,500)        (1,071)        (9,073)
  Employee stock options exercised                             3,000              3            146
--------------------------------------------------------------------------------------------------

Balance at December 31, 1998                              90,356,705         90,357        764,412
  Cancellations of nonvested common stock awards (net)        (2,500)            (3)          (102)
  Employee stock options exercised                           322,200            322         17,961
--------------------------------------------------------------------------------------------------

Balance at December 31, 1999                              90,676,405        $90,676       $782,271
==================================================================================================

Statement of Consolidated Comprehensive Income

-----------------------------------------------------------------------------------------
                                                        For the Years Ended December 31
                                                      -----------------------------------
Thousands of dollars                                       1999         1998         1997
-----------------------------------------------------------------------------------------
Components of Comprehensive Income (Loss)
  Net income (loss)                                   $ 437,616    $(458,893)   $   7,500
  Change in foreign currency translation adjustment      (6,703)      (2,035)     (35,467)
-----------------------------------------------------------------------------------------

Comprehensive Income (Loss)                           $ 430,913    $(460,928)   $ (27,967)
=========================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Amerada Hess Corporation and Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Business: Amerada Hess Corporation and subsidiaries (the "Corporation") engage in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. These activities are conducted primarily in the United States, United Kingdom, Norway, Denmark and Gabon. The Corporation also has oil and gas activities in Azerbaijan, Brazil, Indonesia, Thailand and other countries. In addition, the Corporation manufactures, purchases, transports and markets refined petroleum and other energy products. The Corporation owns 50% of a refinery joint venture in the United States Virgin Islands. An additional refining facility, terminals and retail gasoline stations are located on the East Coast of the United States.

      In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses in the income statement. Actual results could differ from those estimates. Among the estimates made by management are: oil and gas reserves, asset valuations and depreciable lives, pension liabilities, environmental obligations, dismantlement costs and income taxes.

Principles of Consolidation: The consolidated financial statements include the accounts of Amerada Hess Corporation and subsidiaries. The Corporation's interests in oil and gas exploration and production ventures are proportionately consolidated.

      Investments in affiliated companies, 20% to 50% owned, including HOVENSA L.L.C., the Corporation's refining joint venture, are stated at cost of acquisition plus the Corporation's equity in undistributed net income since acquisition, except as stated below. The change in the equity in net income of these companies is included in non-operating income in the income statement. The Corporation consolidates a trading partnership in which it owns a 50% voting interest and over which it exercises control.

      Intercompany transactions and accounts are eliminated in consolidation.

      Certain amounts in prior years' financial statements have been reclassified to conform with current year presentation.

Revenue Recognition: The Corporation recognizes revenues from the sale of crude oil, natural gas, petroleum products and other merchandise when title passes to the customer.

      The Corporation recognizes revenues from the production of natural gas properties in which it has an interest based on sales to customers. Differences between natural gas volumes sold and the Corporation's share of natural gas production are not material.

Cash and Cash Equivalents: Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

Inventories: Crude oil and refined product inventories are valued at the lower of cost or market, except for inventories held for trading purposes which are marked to market. For inventories valued at cost, the Corporation uses principally the last-in, first-out inventory method.

      Inventories of materials and supplies are valued at or below cost.

Exploration and Development Costs: Oil and gas exploration and production activities are accounted for using the successful efforts method. Costs of acquiring undeveloped oil and gas leasehold acreage, including lease bonuses, brokers' fees and other related costs, are capitalized.

      Annual lease rentals and exploration expenses, including geological and geophysical expenses and exploratory dry hole costs, are charged against income as incurred.

      Costs of drilling and equipping productive wells, including development dry holes, and related production facilities are capitalized.

      The Corporation does not carry the capitalized costs of exploratory wells as an asset for more than one year, unless oil and gas reserves are found and classified as proved, or additional exploration is underway or planned. If exploratory wells do not meet these conditions, the costs are charged to expense.

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

Impairment of Long-Lived Assets: The Corporation reviews long-lived assets, including oil and gas properties, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted future cash flows, the assets are impaired and an impairment loss is recorded. The amount of impairment is based on the estimated fair value of the assets determined by discounting anticipated future net cash flows. The net present value of future cash flows is based on the Corporation's estimates, including future oil and gas prices applied to projected production profiles, discounted at a rate commensurate with the risks involved. Oil and gas prices used for determining asset impairments may differ from those used at year-end in the standardized measure of discounted future net cash flows.

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

Environmental Expenditures: The Corporation capitalizes environmental expenditures that increase the life or efficiency of property or that reduce or prevent environmental contamination. The Corporation accrues for environmental expenses resulting from existing conditions related to past operations when the future costs are probable and reasonably estimable.

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

Foreign Currency Translation: The U.S. dollar is the functional currency (primary currency in which business is conducted) for most foreign operations. For these operations, adjustments resulting from translating foreign currency assets and liabilities into U.S. dollars are recorded in income. For operations that use the local currency as the functional currency, adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity entitled "Accumulated other comprehensive income." Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

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

2. Special Items

1999: The Corporation recorded a gain of $274,100,000 ($176,000,000 after income taxes) from the sale of its Gulf Coast and Southeast pipeline terminals, natural gas properties in California and certain retail sites. Exploration and production results include special income tax benefits of $54,600,000, reflecting actions taken in 1999 to realize the United States tax impact of certain prior year exploration activities and capital losses.

      Exploration and production earnings also include an impairment of $58,700,000 ($38,200,000 after income taxes) for the Corporation's interest in the Trans Alaska Pipeline System. The Corporation currently has no crude oil production in Alaska and there has been a significant reduction in crude oil volumes shipped through the Corporation's share of the pipeline. Refining and marketing results include an asset impairment of $34,000,000 (with no income tax benefit) for the Corporation's crude oil storage terminal in St. Lucia, due to the nonrenewal of a major third party storage contract. The terminal had been partially impaired in 1998 as a result of the reduced crude oil storage requirements of the HOVENSA joint venture. The Corporation also accrued $35,300,000 ($27,300,000 after income taxes) for a further decline in the value of a drilling service fixed-price contract due to lower market rates. At December 31, 1999, the Corporation's reserve for drilling service contracts was $54,600,000, including amounts provided in 1998. During the year, $70,700,000 of contract payments were charged against the reserve.

      Gains on asset sales are included on a separate line in non-operating income in the income statement. The impairment of carrying values of the Alaska pipeline and the crude oil storage terminal and the loss on the drilling service contract are reflected in a separate impairment line in the income statement.

1998: The Corporation recorded a loss of $106,000,000 in connection with the sale of the 50% interest in the fixed assets of its Virgin Islands refinery. The Corporation also recorded an additional charge of $44,000,000 for the reduction in carrying value of its crude oil storage terminal in St. Lucia that is being used less as a result of the joint venture. No income tax benefit was recorded on either charge. Exploration and production results included a charge of $90,000,000 ($77,000,000 after income taxes) for the reduction in market value of drilling service fixed-price contracts due to the decline in worldwide crude oil prices. A charge of $54,000,000 ($35,000,000 after income taxes) was also recorded for the impairment of capitalized costs related to a North Sea oil discovery that was uneconomic. The Corporation expensed $29,000,000 for its share of asset impairment of an equity affiliate and $13,000,000 for the reduction in carrying value of developed and undeveloped properties in the United States and United Kingdom. In addition, the Corporation recorded gains of $80,300,000 ($56,200,000 after income taxes) on the sale of oil and gas assets in the United States and Norway.

      In 1998, the Corporation recorded pre-tax charges of $23,000,000 ($15,000,000 after income taxes) for severance costs. The severance costs covered approximately 400 exploration and production employees (of which approximately 200 had been terminated at December 31, 1998). Approximately $2,000,000 of severance was paid in 1998 and the remainder was paid in 1999. The Corporation also recorded $8,000,000 of exit costs (accrued office lease costs). Approximately $3,400,000 of this reserve was used in 1999 and the remainder was reversed to income as a result of current plans for use of the office space.

1997: The Corporation recorded a charge of $80,600,000 ($55,000,000 after income taxes) for impairment of long-lived assets and a long-term operating lease, as a result of reserve revisions on two oil fields in the United Kingdom North Sea. The Corporation also recorded income of $38,200,000 from a refund of United Kingdom Petroleum Revenue Taxes. In 1997, the Corporation sold its interest in a United States natural gas field resulting in an after-tax gain of $10,700,000.

3. Accounting Changes

Effective January 1, 1999, the Corporation adopted the last-in, first-out (LIFO) inventory method for valuing its refining and marketing inventories. The Corporation believes that the LIFO method more closely matches current costs and revenues and will improve comparability with other oil companies. The change to LIFO decreased net income by $97,051,000 for the year ended December 31, 1999 ($1.08 per share basic and diluted). There is no cumulative effect adjustment as of the beginning of the year for this type of accounting change.

      On January 1, 1998, the Corporation began capitalizing the cost of internal use software in accordance with AICPA Statement of Position 98-1. This accounting change increased net income for 1998 by $13,867,000 ($.15 per share).

      In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Corporation must adopt FAS No. 133 by January 1, 2001. This statement requires that the Corporation recognize all derivatives on the balance sheet at fair value. For derivatives that are not hedges, the change in fair value must be recognized in income. For derivatives that hedge changes in the fair value of assets, liabilities or firm commitments, the gains or losses are recognized in earnings together with the offsetting losses or gains on the hedged items. For derivatives that hedge cash flows of forecasted transactions, the gains or losses are recognized in other comprehensive income until the hedged items are recognized in income.

      The Corporation has not yet determined what the effect of FAS No. 133 will be on its income and financial position.

4. Inventories

Inventories at December 31 are as follows:

--------------------------------------------------------------------------------
Thousands of dollars                                       1999             1998
--------------------------------------------------------------------------------
Crude oil and other charge stocks                     $  67,539        $  35,818
Refined and other finished products                     393,064          386,917
Less: LIFO adjustment                                  (149,309)              --
--------------------------------------------------------------------------------
                                                        311,294          422,735
Materials and supplies                                   61,419           59,447
--------------------------------------------------------------------------------
      Total                                           $ 372,713        $ 482,182
================================================================================

5. Refining Joint Venture

In 1998, the Corporation formed HOVENSA L.L.C. (HOVENSA), a joint venture with Petroleos de Venezuela, S.A. (PDVSA). The Corporation's Virgin Islands subsidiary and PDVSA, V.I., Inc. (PDVSA V.I.), a wholly-owned subsidiary of PDVSA, contributed their 50% interests in the fixed assets of the Virgin Islands refinery, previously wholly-owned by the Corporation, to HOVENSA. HOVENSA is 50% owned by a subsidiary of the Corporation and 50% owned by PDVSA V.I. and operates the refinery. The Corporation purchased refined products from HOVENSA at a cost of approximately $1,196,000,000 during 1999 and $151,000,000 during the two months ended December 31, 1998. The Corporation sold crude oil to HOVENSA at a cost of approximately $81,000,000 during 1999 and $7,000,000 during the two months ended December 31, 1998.

      The Corporation's investment in the joint venture is accounted for using the equity method. Summarized financial information for HOVENSA as of December 31, 1999 and for the year then ended and as of December 31, 1998 and for the two months since inception follows:

--------------------------------------------------------------------------------
Thousands of dollars                                    1999             1998
--------------------------------------------------------------------------------
Summarized Balance Sheet Information
At December 31
  Current assets                                 $   432,877      $   352,171
  Net fixed assets                                 1,328,407        1,343,712
  Other assets                                        27,094           27,711
  Current liabilities                               (282,312)        (133,454)
  Long-term debt                                    (150,000)        (250,000)
  Deferred liabilities and credits                   (25,750)         (27,718)
--------------------------------------------------------------------------------
    Partners' equity                             $ 1,330,316      $ 1,312,422
--------------------------------------------------------------------------------
Summarized Income Statement Information
For the periods ended December 31
  Total revenues                                 $ 3,081,969      $   344,896
  Costs and expenses                              (3,064,075)        (375,903)**
--------------------------------------------------------------------------------
    Net income (loss)*                           $    17,894      $   (31,007)
================================================================================

* The Corporation's share of HOVENSA's income in 1999 was $6,988 and its share of the 1998 loss was $15,848.
** 1998 results include an inventory writedown of $31,999, which reduced costs of products sold in 1999.

      As part of the formation of the joint venture, PDVSA, V.I. purchased a 50% interest in the fixed assets of the Corporation's Virgin Islands refinery for $62,500,000 in cash and a 10-year note from PDVSA V.I. for $562,500,000 bearing interest at 8.46% per annum and requiring principal payments over its term. At December 31, 1999, the principal balance of the note was $538,500,000. In addition, there was a $125,000,000, 10-year, contingent note, also bearing interest at 8.46% per annum. The contingent note was not valued for accounting purposes. PDVSA V.I.'s payment obligations under both notes are guaranteed by PDVSA and secured by a pledge of PDVSA V.I.'s interest in the joint venture.

      In February 2000, HOVENSA reached agreement on a $600,000,000 bank financing for the construction of a 58,000 barrel per day delayed coking unit and related facilities at its refinery and for general working capital requirements. In connection with the financing, the Corporation and PDVSA V.I. agreed to amend the note received by the Corporation at the formation of the joint venture. PDVSA V.I. will defer principal payments on the note until after completion of coker construction but not later than February 14, 2003. Principal payments are due ratably until maturity on February 14, 2011. The interest rate on the note has been increased to 9.46%. PDVSA V.I. has the option to reduce the interest rate to the original rate of 8.46% by repaying principal in accordance with the original amortization schedule.

6. Short-Term Notes and Related Lines of Credit

Short-term notes payable to banks amounted to $17,912,000 at December 31, 1999 and $3,500,000 at December 31, 1998. The weighted average interest rates on these borrowings were 6.3% and 8.8% at December 31, 1999 and 1998, respectively. At December 31, 1999, the Corporation has uncommitted arrangements with banks for unused lines of credit aggregating $376,000,000.

7. Long-Term Debt

Long-term debt at December 31 consists of the following:

--------------------------------------------------------------------------------
Thousands of dollars                                        1999            1998
--------------------------------------------------------------------------------
7 3/8% and 7 7/8% Debentures,
  due in 2009 and 2029                                $  990,026      $       --
6.1% Marine Terminal Revenue
  Bonds--Series 1994--
  City of Valdez, Alaska,
  due 2024                                                20,000          20,000
Pollution Control Revenue Bonds,
  weighted average rate 6.6%,
  due through 2022                                        52,623          52,607
Fixed rate notes, payable principally
  to insurance companies,
  weighted average rate 8.0%*,
  due through 2014                                       915,000       1,154,285
Global Revolving Credit Facility
  with banks, weighted average
  rate 6.5%, due 2002                                    120,000       1,195,000
Project lease financing, weighted
  average rate 5.1%, due
  through 2014                                           182,588         185,513
Capitalized lease obligations,
  weighted average rate 5.3%, due
  through 2009                                             8,332          35,960
Other loans, weighted average rate
  8.0%, due through 2007                                   3,200           5,600
--------------------------------------------------------------------------------
                                                       2,291,769       2,648,965
Less amount included in
  current maturities                                       5,109         172,820
--------------------------------------------------------------------------------
      Total                                           $2,286,660      $2,476,145
================================================================================

*     Includes effect of interest rate conversion agreements.

      The aggregate long-term debt maturing during the next five years is as follows (in thousands): 2000--$5,109 (included in current liabilities); 2001--$25,411; 2002--$320,695; 2003--$80,990 and 2004--$159,794.

      The Corporation's long-term debt agreements contain various restrictions and conditions, including working capital requirements and limitations on total borrowings and cash dividends. At December 31, 1999, the Corporation meets the required working capital ratio of 1 to 1. Under the agreements, the Corporation is permitted to borrow an additional $2,225,000,000 for the construction or acquisition of assets. In addition, at December 31, 1999 it has $638,000,000 of retained earnings free of dividend restrictions.

      In 1999, the Corporation issued $1,000,000,000 of public debentures, of which $300,000,000 bears interest at 73/8% and is due in 2009 and the remainder bears interest at 77/8% and is due in 2029. After discount and the effect of interest rate conversion agreements, the effective borrowing rates are 6.48% and 7.97%, respectively.

      The Corporation has a $2,000,000,000 Global Revolving Credit Facility (the "Facility"), of which $120,000,000 is outstanding at December 31, 1999. Borrowings bear interest at a margin above the London Interbank Offered Rate ("LIBOR") based on the Corporation's capitalization ratio. The borrowing rate at December 31, 1999 is .20% above LIBOR. Facility fees of .125% per annum are payable on the amount of the credit line.

      In 1998, the Corporation entered into the sale and leaseback of its interests in the production platforms and related facilities of two Gulf of Mexico producing properties. These transactions were accounted for as financings. At December 31, 1999, the outstanding obligations amount to $182,588,000, maturing through 2014.

      The Corporation sold a portion of its subsequent year crude oil production in 1998 and used the proceeds to repay revolving credit debt. Accordingly, at December 31, 1998, $249,325,000 is included in deferred revenue on the balance sheet. There was no comparable transaction in 1999.

      At December 31, 1999, the Corporation has interest rate conversion agreements, accounted for by the accrual method, that effectively convert fixed rate debt to floating rate debt, increasing the percentage of its floating rate debt to 24%.

      In 1999, 1998 and 1997, the Corporation capitalized interest of $15,754,000, $23,559,000 and $10,284,000 on major development projects. The total amount of interest paid (net of amounts capitalized), principally on short-term and long-term debt, in 1999, 1998 and 1997 was $145,366,000, $154,419,000 and $146,795,000, respectively.

8. Stock Based Compensation Plans

The Corporation has outstanding stock options and nonvested common stock under its 1995 Long-Term Incentive Plan (as amended, subject to stockholder approval) and its Executive Long-Term Incentive Compensation and Stock Ownership Plan (which expired in 1997). Generally, stock options vest one year from the date of grant and the exercise price equals or exceeds the market price on the date of grant. Nonvested common stock vests three or five years from the date of grant, depending on the terms of the award.

      The Corporation's stock option activity in 1999, 1998 and 1997 consisted of the following:

--------------------------------------------------------------------------------
                                                                       Weighted-
                                                                         average
                                                     Options      exercise price
                                                  (thousands)          per share
--------------------------------------------------------------------------------
Outstanding at January 1, 1997                         1,421              $58.99
Granted                                                  873               54.75
Exercised                                                (27)              50.86
Forfeited                                                (19)              59.52
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                       2,248               57.43
Granted                                                  873               53.05
Exercised                                                 (3)              49.75
Forfeited                                                (23)              56.22
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                       3,095               56.21
Granted*                                               1,804               55.66
Exercised                                               (322)              53.22
Forfeited                                                (70)              58.08
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                       4,507              $56.18
================================================================================
Exercisable at December 31, 1997                       1,376              $59.14
Exercisable at December 31, 1998                       2,230               57.44
Exercisable at December 31, 1999                       2,702               56.52
================================================================================

* 1,118 stock options with an exercise price of $58.13 per share were granted in December 1999 subject to approval of stockholders in 2000.

      Exercise prices for employee stock options at December 31, 1999 ranged from $49.00 to $65.94 per share. The weighted-average remaining contractual life of employee stock options is 8.2 years.

      The Corporation uses the Black-Scholes model to estimate the fair value of employee stock options for pro forma disclosure of the effects on net income and earnings per share. The Corporation used the following weighted-average assumptions in the Black-Scholes model for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.9%, 5.6% and 5.9%; expected stock price volatility of .207, .218 and .220; a dividend yield of 1.1%; and an expected life of seven years. The Corporation's net income would have been reduced by approximately $6,000,000 in 1999, $19,100,000 in 1998 and $7,600,000 in 1997 ($.07 per share in 1999, $.21 per share in 1998 and $.08 per share in 1997, diluted) if option expense were recorded using the fair value method.

      The weighted-average fair values of options granted for which the exercise price equaled the market price on the date of grant were $18.45 in 1999, $17.50 in 1998 and $18.69 in 1997.

      Total compensation expense for nonvested common stock was $9,831,000 in 1999, $15,975,000 in 1998 and $11,553,000 in 1997. Awards of nonvested common stock were as follows:

--------------------------------------------------------------------------------
                                               Shares of
                                               nonvested               Weighted-
                                            common stock                 average
                                                 awarded           price on date
                                              (thousands)               of grant
--------------------------------------------------------------------------------
Granted in 1997                                      746                  $53.94
Granted in 1998                                       18                   53.08
Granted in 1999                                       24                   56.07
================================================================================

      At December 31, 1999, the number of common shares reserved for issuance is as follows (in thousands):

--------------------------------------------------------------------------------
1995 Long-Term Incentive Plan
  Future awards                                                           3,882*
  Stock options outstanding                                               4,507*
  Stock appreciation rights                                                  52
Warrants**                                                                1,055
--------------------------------------------------------------------------------
      Total                                                               9,496
================================================================================

* Includes 3,882 shares reserved for future awards and 1,118 stock options outstanding which are subject to approval of stockholders in 2000.
** Issued in connection with an insurance company financing, exercisable through June 27, 2001 at $64.46 per share.

9. Foreign Currency Translation

Worldwide currency translation gains amounted to $17,577,000 (including $7,688,000 of income tax benefits) in 1999. Foreign currency gains totaled $2,511,000 in 1998 and $5,073,000 in 1997 after income tax effects. Effective January 1, 1999, the Corporation changed the functional currency of its United Kingdom operations from the British pound sterling to the U.S. dollar.

10. Pension Plans

The Corporation has defined benefit pension plans for substantially all of its employees. The following table reconciles the benefit obligation and fair value of plan assets and shows the funded status:

--------------------------------------------------------------------------------
Thousands of dollars                                        1999           1998
--------------------------------------------------------------------------------
Reconciliation of pension benefit obligation
  Benefit obligation at January 1                       $542,704       $464,728
  Service cost                                            21,639         19,280
  Interest cost                                           34,333         32,841
  Actuarial (gain) loss                                  (71,262)        48,855
  Benefit payments                                       (26,306)       (23,000)
--------------------------------------------------------------------------------
    Pension benefit obligation at
      December 31                                        501,108        542,704
--------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
  Fair value of plan assets at January 1                 476,849        427,912
  Actual return on plan assets                            63,375         54,311
  Employer contributions                                  19,678         16,833
  Employee contributions                                      --            793
  Benefit payments                                       (26,306)       (23,000)
--------------------------------------------------------------------------------
    Fair value of plan assets at
      December 31                                        533,596        476,849
--------------------------------------------------------------------------------
Funded status at December 31
  Funded status                                           32,488        (65,855)
  Unrecognized prior service cost                          7,761          9,041
  Unrecognized (gain) loss                               (91,629)         2,861
--------------------------------------------------------------------------------
    Accrued pension liability                           $(51,380)      $(53,953)
================================================================================

      Pension expense consisted of the following:

--------------------------------------------------------------------------------
Thousands of dollars                         1999           1998           1997
--------------------------------------------------------------------------------
Service cost                             $ 21,639       $ 19,280       $ 19,109
Interest cost                              34,333         32,841         33,162
Expected return on
  plan assets                             (41,072)       (36,221)       (32,390)
Amortization of transition
  asset (obligation)                          255            (72)        (3,052)
Amortization of prior
  service cost                              1,280          1,280          1,280
Amortization of net gain                       --            (22)        (1,692)
--------------------------------------------------------------------------------
    Pension expense                      $ 16,435       $ 17,086       $ 16,417
================================================================================

      Prior service costs and gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the average remaining service period of active employees.

      The weighted-average actuarial assumptions used by the Corporation's pension plans at December 31 were as follows:

--------------------------------------------------------------------------------
                                                                  1999     1998
--------------------------------------------------------------------------------
Discount rate                                                      7.3%     6.4%
Expected long-term rate of return on
  plan assets                                                      8.7%     8.3%
Rate of compensation increases                                     4.5%     4.9%
================================================================================

      The Corporation also has a nonqualified supplemental pension plan covering certain employees. The supplemental pension plan provides for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plan were it not for limitations imposed by income tax regulations. The benefit obligation related to this unfunded plan totaled $38,358,000 at December 31, 1999 and $41,802,000 at December 31, 1998. Pension expense for the plan was $6,743,000 in 1999, $6,271,000 in 1998 and $5,098,000 in 1997. The Corporation
has accrued $29,310,000 for this plan at December 31, 1999 and $25,205,000 at December 31, 1998. The trust established to fund the supplemental plan held assets valued at $13,586,000 at December 31, 1999 and $6,209,000 at December 31, 1998.

11. Provision for Income Taxes

The provision (benefit) for income taxes consisted of:

--------------------------------------------------------------------------------
Thousands of dollars                     1999             1998          1997
--------------------------------------------------------------------------------
United States Federal
  Current                           $   6,093        $   9,510     $  16,210
  Deferred                             81,657          (68,203)      (27,254)
State                                   6,483            1,702         1,418
--------------------------------------------------------------------------------
                                       94,233          (56,991)       (9,626)
--------------------------------------------------------------------------------
Foreign
  Current                             189,198           71,492       181,665(b)
  Deferred                            (15,058)         (66,310)      (41,599)
--------------------------------------------------------------------------------
                                      174,140            5,182       140,066
--------------------------------------------------------------------------------
Adjustment of deferred tax
  liability for foreign
  income tax rate change               (4,180)          (3,409)      (11,355)
--------------------------------------------------------------------------------
      Total                         $ 264,193(a)     $ (55,218)    $ 119,085
================================================================================

(a) Includes a benefit of $54,600 representing actions taken in 1999 to realize the United States tax impact of certain prior year exploration activities and capital losses.
(b)   Includes income tax refund of $38,180.

      Income (loss) before income taxes consisted of the following:

--------------------------------------------------------------------------------
Thousands of dollars                     1999             1998              1997
--------------------------------------------------------------------------------
United States                       $ 397,237        $(205,522)        $   3,533
Foreign*                              304,572         (308,589)          123,052
--------------------------------------------------------------------------------
      Total                         $ 701,809        $(514,111)        $ 126,585
================================================================================

* Foreign income includes the Corporation's Virgin Islands, shipping and other operations located outside of the United States.

      Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

--------------------------------------------------------------------------------
Thousands of dollars                                      1999             1998
--------------------------------------------------------------------------------
Deferred tax liabilities
  Fixed assets and investments                       $ 320,324        $ 272,461
  Foreign petroleum taxes                              224,359          238,568
  Other                                                 55,917           58,251
--------------------------------------------------------------------------------
      Total deferred tax liabilities                   600,600          569,280
--------------------------------------------------------------------------------
Deferred tax assets
  Accrued liabilities                                   98,510          194,109
  Net operating and capital loss
    carryforwards                                      299,962          224,765
  Tax credit carryforwards                             137,598          126,590
  Other                                                 78,691           41,592
--------------------------------------------------------------------------------
      Total deferred tax assets                        614,761          587,056
  Valuation allowance                                 (182,253)        (141,113)
--------------------------------------------------------------------------------
      Net deferred tax assets                          432,508          445,943
--------------------------------------------------------------------------------
      Net deferred tax liabilities                   $ 168,092        $ 123,337
================================================================================

      The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:

--------------------------------------------------------------------------------
                                                      1999      1998      1997
--------------------------------------------------------------------------------
United States statutory rate                          35.0%    (35.0)%    35.0%
Effect of foreign operations,
  including foreign tax credits                        3.0      24.2      72.3
Effect of capital and other
  loss carryforwards                                    --       (.2)     (8.3)
State income taxes, net of
  Federal income tax benefit                            .6        .2        .7
Prior year adjustments                                 (.8)      (.3)     (3.5)
Tax credits                                             --        --       (.8)
Other                                                  (.2)       .4      (1.3)
--------------------------------------------------------------------------------
      Total                                           37.6%    (10.7)%    94.1%
================================================================================

      The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $950 million at December 31, 1999, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $120 million would have been required.

      For income tax reporting at December 31, 1999, the Corporation has general business credit carryforwards of approximately $30 million, principally expiring in 2000 and 2001. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $110 million, which can be carried forward indefinitely. At December 31, 1999, a net operating loss carryforward of approximately $1 billion is also available to offset income of the HOVENSA joint venture partners. Net operating loss carryforwards relating to several foreign exploration and production areas amount to approximately $190 million at December 31, 1999.

      Income taxes paid (net of refunds) in 1999, 1998 and 1997 amounted to $141,465,000, $140,470,000 and $259,767,000, respectively.

12. Net Income Per Share

The weighted average number of common shares used in the basic and diluted earnings per share computations are summarized below:

--------------------------------------------------------------------------------
Thousands of shares                               1999         1998         1997
--------------------------------------------------------------------------------
Common shares--basic                            89,692       89,585       91,254
Effect of dilutive securities
  Nonvested common stock                           436           --          428
  Stock options                                    152           --           51
--------------------------------------------------------------------------------
Common shares--diluted                          90,280       89,585       91,733
================================================================================

      Diluted common shares include shares that would be outstanding assuming the fulfillment of restrictions on nonvested shares and the exercise of stock options. In 1998, the above table excludes the antidilutive effect of 666,000 nonvested common shares and 78,000 stock options. The table also excludes the effect of out-of-the-money options on 1,609,000 shares, 1,626,000 shares and 867,000 shares in 1999, 1998 and 1997, respectively.

13. Leased Assets

The Corporation and certain of its subsidiaries lease floating production systems, drilling rigs, tankers, gasoline stations, office space and other assets for varying periods. At December 31, 1999, future minimum rental payments applicable to capital and noncancelable operating leases with remaining terms of one year or more (other than oil and gas leases) are as follows:

--------------------------------------------------------------------------------
                                                     Operating           Capital
Thousands of dollars                                    Leases            Leases
--------------------------------------------------------------------------------
2000                                                $  274,551           $ 1,156
2001                                                   172,149             1,156
2002                                                   106,186             1,156
2003                                                    90,570             1,156
2004                                                    86,727             1,156
Remaining years                                        403,651             5,781
--------------------------------------------------------------------------------
Total minimum lease payments                         1,133,834            11,561
Less: Imputed interest                                      --             3,229
      Income from subleases                             17,263                --
--------------------------------------------------------------------------------
Net minimum lease payments                          $1,116,571*          $ 8,332
================================================================================
Capitalized lease obligations--
  Current                                                                $   531
  Long-term                                                                7,801
--------------------------------------------------------------------------------
      Total                                                              $ 8,332
================================================================================

* Of the total future minimum payments under operating leases, $79,590 has been accrued at December 31, 1999.

      Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:

--------------------------------------------------------------------------------
Thousands of dollars                            1999          1998          1997
--------------------------------------------------------------------------------
Total rental expense                        $156,362      $178,560      $195,246
Less income from subleases                    51,418        29,979        11,792
--------------------------------------------------------------------------------
         Net rental expense                 $104,944      $148,581      $183,454
================================================================================

14. Financial Instruments, Hedging and Trading Activities

The Corporation uses futures, forwards, options and swaps, individually or in combination, to reduce the effects of fluctuations in crude oil, natural gas and refined product prices and in fixed-price sales contracts. In addition, the Corporation uses interest-rate conversion agreements to adjust the interest rates on a portion of its long-term, fixed-rate debt. Foreign currency contracts are used to protect the Corporation from fluctuations in exchange rates.

Commodity Hedging: At December 31, 1999, the Corporation's hedging activities included commodity and financial contracts, maturing mainly in 2000, covering 29,700,000 barrels of crude oil and 1,400,000 barrels of refined products (3,000,000 net barrels of crude oil and refined products in 1998). The Corporation also hedged 4,500,000 net Mcf of natural gas in 1998.

      The Corporation produced 85,000,000 barrels of crude oil and natural gas liquids and 235,000,000 Mcf of natural gas in 1999, and had approximately 14,000,000 barrels of crude oil and refined products in its refining and marketing inventories at December 31, 1999. Since the contracts described above are designated as hedges and correlate to price movements of crude oil, natural gas and refined products, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. Net deferred losses from the Corporation's hedging activities were $61,200,000 at December 31, 1999, including $47,600,000 of unrealized losses ($5,000,000 of gains at December 31, 1998, including $2,000,000 of unrealized gains).

Financial Instruments: At December 31, 1999, the Corporation has $400,000,000 in interest-rate conversion agreements outstanding ($400,000,000 at December 31, 1998). The Corporation also has $865,000,000 of notional value foreign currency forward and purchased option contracts maturing generally in 2000 ($97,000,000 at December 31, 1998) and $145,300,000 in letters of credit outstanding ($137,900,000 at December 31, 1998). Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

Fair Value Disclosure: The carrying amounts of cash and cash equivalents, short-term debt and long-term, variable-rate debt approximate fair value. The Corporation estimates the fair value of its long-term, fixed-rate note receivable and debt generally using discounted cash flow analysis based on current interest rates for instruments with similar maturities. Interest-rate conversion agreements and foreign currency exchange contracts are valued based on current termination values or quoted market prices of comparable contracts. The Corporation's valuation of commodity contracts considers quoted market prices, time value, volatility of the underlying commodities and other factors.

      The carrying amounts of the Corporation's financial instruments and commodity contracts, including those used in the Corporation's hedging and trading activities, generally approximate their fair values at December 31, 1999, except as follows:

--------------------------------------------------------------------------------
                                            1999                    1998
                                    -------------------     --------------------
                                    Balance                 Balance
Millions of dollars,                  Sheet        Fair       Sheet        Fair
asset (liability)                    Amount       Value      Amount       Value
--------------------------------------------------------------------------------
Long-term, fixed-rate
  note receivable                   $   539     $   493     $   563     $   563
Long-term, fixed-rate
  debt                               (2,163)     (2,141)     (1,418)     (1,477)
Interest-rate conversion
  agreements                             --         (11)         --         (24)
================================================================================

Market and Credit Risks: The Corporation's financial instruments expose it to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

Commodity Trading: The Corporation, principally through a consolidated partnership, trades energy commodities, including futures, forwards, options and swaps, based on expectations of future market conditions. The Corporation's results from trading activities, including its share of the earnings of the trading partnership which has been profitable in 1999, 1998 and 1997, amounted to net income of $19,000,000 in 1999, a net loss of $26,000,000 in 1998 and net income of $4,000,000 in 1997.

      The following table presents the year-end fair values of energy commodities and derivative instruments used in trading activities and the average aggregate fair values during the year:

--------------------------------------------------------------------------------
                                                       Fair Value
                                    --------------------------------------------
                                         At     Average          At     Average
Millions of dollars,                Dec. 31,        for     Dec. 31,        for
asset (liability)                      1999        1999        1998        1998
--------------------------------------------------------------------------------
Commodities                           $  69       $  85       $  98       $  75
Futures and forwards
  Assets                                225         143          29          43
  Liabilities                          (233)       (148)        (29)        (39)
Options
  Held                                  178          67          (7)         (3)
  Written                              (192)        (76)          8           5
Swaps
  Assets                                546         356         110          59
  Liabilities                          (549)       (342)       (117)        (60)
================================================================================

      Notional amounts of commodities and derivatives relating to trading activities follow:

--------------------------------------------------------------------------------
                                                             At December 31,
                                                          ----------------------
Millions of barrels of oil equivalent                     1999             1998
--------------------------------------------------------------------------------
Commodities                                                  3                7
Futures and forwards
  Long                                                     177               39
  Short                                                   (168)             (51)
Options
  Held                                                     343               20
  Written                                                 (318)             (21)
Swaps*
  Held                                                     304               83
  Written                                                 (329)             (81)
================================================================================

* Includes 41 million barrels long and 53 million barrels short related to basis swaps at December 31, 1999 (18 million barrels long and 20 million barrels short in 1998).

15. Segment Information

The information which follows is required by FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and includes financial information by geographic area and operating segment. Financial information by major geographic area for each of the three years ended December 31, 1999 follows:

--------------------------------------------------------------------------------
                                   United                               Consoli-
Millions of dollars                States*      Europe        Other        dated
--------------------------------------------------------------------------------
1999
  Operating revenues               $4,948       $1,944       $  147       $7,039
  Property, plant and
    equipment (net)                 1,289        2,396          367        4,052
================================================================================
1998
  Operating revenues               $5,046       $1,474       $   60       $6,580
  Property, plant and
    equipment (net)                 1,457        2,351          384        4,192
================================================================================
1997
  Operating revenues               $6,552       $1,614       $   58       $8,224
  Property, plant and
    equipment (net)                 2,872        2,106          213        5,191
================================================================================

*     Includes U.S. Virgin Islands and shipping operations.

      The Corporation operates principally in the petroleum industry and its operating segments are (1) exploration and production and (2) refining, marketing and shipping. Exploration and production operations include the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. Refining, marketing and shipping operations include the manufacture, purchase, transportation, marketing and trading of petroleum and other energy products.

The following table presents financial data by major operating segment for each of the three years ended December 31, 1999:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Refining,
                                                                    Exploration and       Marketing
Millions of dollars                                                      Production    and Shipping       Corporate    Consolidated*
------------------------------------------------------------------------------------------------------------------------------------
1999
   Operating revenues
      Total operating revenues                                              $ 2,719         $ 4,541         $     1
      Less: Transfers between affiliates                                        222              --              --
------------------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers                     $ 2,497         $ 4,541         $     1         $ 7,039
====================================================================================================================================
   Operating earnings (loss)                                                $   324         $   133         $  (150)        $   307
   Special items                                                                 19             112              --             131
------------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                  $   343         $   245         $  (150)        $   438
====================================================================================================================================
   Earnings of equity affiliates                                            $    (9)        $    11         $     7         $     9
   Interest income                                                               12              50               1              63
   Interest expense                                                              --              --             158             158
   Depreciation, depletion, amortization and lease impairment                   641              42               2             685
   Provision (benefit) for income taxes                                         184             118             (38)            264

   Investments in equity affiliates                                             148             778              61             987
   Identifiable assets                                                        4,396           2,993             339           7,728
   Capital employed                                                           3,137           2,211              --           5,348
   Capital expenditures                                                         727              68               2             797
====================================================================================================================================
1998
   Operating revenues
      Total operating revenues                                              $ 1,980         $ 4,717         $     1
      Less: Transfers between affiliates                                        118              --              --
------------------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers                     $ 1,862         $ 4,717         $     1         $ 6,580
====================================================================================================================================
   Operating earnings (loss)                                                $   (18)        $   (18)        $  (160)        $  (196)
   Special items                                                               (113)           (150)             --            (263)
------------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                  $  (131)        $  (168)        $  (160)        $  (459)
====================================================================================================================================
   Earnings of equity affiliates                                            $   (22)        $   (13)        $     5         $   (30)
   Interest income                                                               11              11               1              23
   Interest expense                                                              --              --             153             153
   Depreciation, depletion, amortization and lease impairment                   566             125               2             693
   Provision (benefit) for income taxes                                           7             (38)            (24)            (55)

   Investments in equity affiliates                                              96             781              56             933
   Identifiable assets                                                        4,286           3,126             471           7,883
   Capital employed                                                           3,231           2,065              --           5,296
   Capital expenditures                                                       1,307             129               3           1,439
====================================================================================================================================
1997
   Operating revenues
      Total operating revenues                                              $ 3,086         $ 5,280         $     1
      Less: Transfers between affiliates                                        142               1              --
------------------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers                     $ 2,944         $ 5,279         $     1         $ 8,224
====================================================================================================================================
   Operating earnings (loss)                                                $   258         $  (110)        $  (134)        $    14
   Special items                                                                 (6)             --              --              (6)
------------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                  $   252         $  (110)        $  (134)        $     8
====================================================================================================================================
   Earnings of equity affiliates                                            $    21         $     6         $     5         $    32
   Interest income                                                               14               3               1              18
   Interest expense                                                              --              --             136             136
   Depreciation, depletion, amortization and lease impairment                   580             118               2             700
   Provision (benefit) for income taxes                                         164              --             (45)            119

   Investments in equity affiliates                                             114              77              53             244
   Identifiable assets                                                        3,727           3,713             495           7,935
   Capital employed                                                           2,468           2,875              --           5,343
   Capital expenditures                                                       1,158             183               5           1,346
====================================================================================================================================

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

      The Audit Committee of the Board of Directors, which consists solely of independent directors, meets periodically with the independent auditors, internal auditors and management to review and discuss the Corporation's financial statements, the system of internal controls and the results of internal and external audits. Ernst & Young LLP and the Corporation's internal auditors have unrestricted access to the Audit Committee to discuss audit findings and other financial matters.


/s/ John B. Hess

John B. Hess
Chairman of the Board and Chief Executive Officer


/s/ John Y. Schreyer

John Y. Schreyer
Executive Vice President and Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Amerada Hess Corporation

We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, retained earnings, cash flows, changes in common stock and capital in excess of par value and comprehensive income for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 3 to the consolidated financial statements, in 1999 the Corporation adopted the last-in, first-out (LIFO) inventory method for valuing its refining and marketing inventories, and in 1998 the Corporation adopted AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.


                                                /s/ Ernst & Young LLP

New York, NY
February 24, 2000

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

      The Corporation produces crude oil and/or natural gas in the United States, Europe, Gabon, Indonesia, Thailand and Azerbaijan. Exploration activities are also conducted, or are planned, in additional countries.

      The Corporation also owns a 25% interest in an oil and gas exploration company that it accounts for on the equity method.

Costs Incurred in Oil and Gas Producing Activities

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          United            Africa,             Asia
For the Years Ended December 31 (Millions of dollars)                    Total            States            Europe         and other
------------------------------------------------------------------------------------------------------------------------------------
1999
  Property acquisitions                                                   $ 24              $  7              $ --              $ 17
  Exploration                                                              232                72                76                84
  Development                                                              626               137               451                38
  Share of equity investee's costs incurred                                 38                --                11                27
------------------------------------------------------------------------------------------------------------------------------------
1998
  Property acquisitions                                                   $203              $ 41              $  7              $155
  Exploration                                                              319               106               145                68
  Development                                                              915               182               650                83
  Share of equity investee's costs incurred                                 70                --                13                57
------------------------------------------------------------------------------------------------------------------------------------
1997
  Property acquisitions                                                   $237              $ 39              $193              $  5
  Exploration                                                              383               131               215                37
  Development                                                              679               231               408                40
  Share of equity investee's costs incurred                                 45                --                 9                36
====================================================================================================================================

Capitalized Costs Relating to Oil and Gas Producing Activities

----------------------------------------------------------------------------------------------
At December 31 (Millions of dollars)                                             1999     1998
----------------------------------------------------------------------------------------------
Unproved properties                                                            $  369   $  434
Proved properties                                                               1,551    1,596
Wells, equipment and related facilities                                         8,054    7,688
----------------------------------------------------------------------------------------------
  Total costs                                                                   9,974    9,718
Less: Reserve for depreciation, depletion, amortization and lease impairment    6,464    6,131
----------------------------------------------------------------------------------------------
  Net capitalized costs                                                        $3,510   $3,587
----------------------------------------------------------------------------------------------
  Share of equity investee's capitalized costs                                 $  233   $  211
==============================================================================================

      The results of operations for oil and gas producing activities shown below exclude sales of purchased natural gas, non-operating income (including gains on sales of oil and gas properties), interest expense and gains and losses resulting from foreign currency exchange transactions. Therefore, these results are on a different basis than the net income from exploration and production operations reported in management's discussion and analysis of results of operations and in Note 15 to the financial statements.

Results of Operations for Oil and Gas Producing Activities

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              United                  Africa, Asia
For the Years Ended December 31 (Millions of dollars)                         Total           States          Europe      and other
------------------------------------------------------------------------------------------------------------------------------------
1999
   Sales and other operating revenues
      Unaffiliated customers                                                $ 1,776          $   420         $ 1,242        $   114
      Inter-company                                                             222              222              --             --
------------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                       1,998              642           1,242            114
------------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                              487              126             336             25
      Exploration expenses, including dry holes and lease impairment            261               96              91             74
      Other operating expenses                                                  101               47              34             20
      Depreciation, depletion and amortization                                  604              194             385             25
      Impairment of assets and operating leases                                  94               59              --             35
------------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                             1,547              522             846            179
------------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                                 451              120             396            (65)
      Provision (benefit) for income taxes                                      152               43             160            (51)
------------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                    $   299          $    77         $   236        $   (14)
------------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's results of operations                         $    (6)         $    --         $   (11)       $     5
====================================================================================================================================
1998
   Sales and other operating revenues
      Unaffiliated customers                                                $ 1,352          $   344         $   975        $    33
      Inter-company                                                             144               84              --             60
------------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                       1,496              428             975             93
------------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                              518              129             357             32
      Exploration expenses, including dry holes and lease impairment            349              133             135             81
      Other operating expenses                                                  151*              67              68             16
      Depreciation, depletion and amortization                                  534              154             351             29
      Impairment of assets and operating leases                                 162                7             104             51
------------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                             1,714              490           1,015            209
------------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                                (218)             (62)            (40)          (116)
      Provision (benefit) for income taxes                                      (38)             (22)            (22)             6
------------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                    $  (180)         $   (40)        $   (18)       $  (122)
------------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's results of operations                         $   (31)         $    --         $   (25)       $    (6)
====================================================================================================================================
1997
   Sales and other operating revenues
      Unaffiliated customers                                                $ 1,973          $   506         $ 1,437        $    30
      Inter-company                                                             134               76              --             58
------------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                       2,107              582           1,437             88
------------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                              557              143             408              6
      Exploration expenses, including dry holes and lease impairment            421              142             216             63
      Other operating expenses                                                  136               87              36             13
      Depreciation, depletion and amortization                                  544              124             402             18
      Impairment of assets and operating leases                                  81               --              81             --
------------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                             1,739              496           1,143            100
------------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                                 368               86             294            (12)
      Provision for income taxes                                                143               30             107              6
------------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                    $   225          $    56         $   187        $   (18)
------------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's results of operations                         $    26          $    --         $    17        $     9
====================================================================================================================================

*     Includes severance and related costs of approximately $32 million.

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

Oil and Gas Reserves

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                United                Africa, Asia
                                                                                     Total      States       Europe      and other
------------------------------------------------------------------------------------------------------------------------------------
Net Proved Developed and Undeveloped Reserves
  Crude Oil, Including Condensate and Natural Gas Liquids (Millions of barrels)
    At January 1, 1997                                                                 578         171          383             24
    Revisions of previous estimates                                                     47           7           40             --
    Extensions, discoveries and other additions                                         39          12           21              6
    Purchases of minerals in-place                                                      14           1           13             --
    Sales of minerals in-place                                                          (3)         (1)          (2)            --
    Production                                                                         (80)        (16)         (60)            (4)
------------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1997                                                               595         174          395             26
    Revisions of previous estimates                                                     80           6           72              2
    Extensions, discoveries and other additions                                         55           6           22             27
    Purchases of minerals in-place                                                      45          --            2             43
    Sales of minerals in-place                                                          (5)         --           (5)            --
    Production                                                                         (75)        (17)         (52)            (6)
------------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1998                                                               695         169          434             92
    Revisions of previous estimates                                                     21          13           10             (2)
    Extensions, discoveries and other additions                                         68           5           49             14
    Purchases of minerals in-place                                                       4          --           --              4
    Sales of minerals in-place                                                          (5)         --           --             (5)
    Production                                                                         (85)        (24)         (55)            (6)
------------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1999                                                               698         163          438             97
------------------------------------------------------------------------------------------------------------------------------------
    Share of equity investee's crude oil reserves**                                     14          --            9              5
====================================================================================================================================
  Natural Gas (Millions of Mcf)
    At January 1, 1997                                                               1,866         847          931             88
    Revisions of previous estimates                                                     78          16           54              8
    Extensions, discoveries and other additions                                        195          68           48             79
    Purchases of minerals in-place                                                      44          --           44             --
    Sales of minerals in-place                                                         (41)         (8)         (33)            --
    Production                                                                        (207)       (114)         (93)            --
------------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1997                                                             1,935         809          951            175
    Revisions of previous estimates                                                    147          35          113             (1)
    Extensions, discoveries and other additions                                        227          80           54             93
    Purchases of minerals in-place                                                       3           1            2             --
    Sales of minerals in-place                                                         (47)        (38)          (9)            --
    Production                                                                        (210)       (107)        (102)            (1)
------------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1998                                                             2,055         780        1,009            266
    Revisions of previous estimates                                                     34         (32)          35             31
    Extensions, discoveries and other additions                                         94          25           60              9
    Purchases of minerals in-place                                                       4           4           --             --
    Sales of minerals in-place                                                         (48)        (48)          --             --
    Production                                                                        (235)       (124)        (106)            (5)
------------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1999                                                             1,904         605*         998            301
------------------------------------------------------------------------------------------------------------------------------------
    Share of equity investee's natural gas reserves**                                  277          --            2            275
====================================================================================================================================
Net Proved Developed Reserves
  Crude Oil, Including Condensate and Natural Gas Liquids (Millions of barrels)
    At January 1, 1997                                                                 412         121          280             11
    At December 31, 1997                                                               420         123          280             17
    At December 31, 1998                                                               452         132          293             27
    At December 31, 1999                                                               513         136          351             26
    Share of equity investee's crude oil reserves**                                     10          --            8              2
  Natural Gas (Millions of Mcf)
    At January 1, 1997                                                               1,368         553          815             --
    At December 31, 1997                                                             1,342         497          796             49
    At December 31, 1998                                                             1,330         525          753             52
    At December 31, 1999                                                             1,437         477          841            119
    Share of equity investee's natural gas reserves**                                   87          --            2             85
====================================================================================================================================

* Excludes 373 million Mcf of carbon dioxide gas for sale or use in company operations.
**    Prior year reserves are not available on a comparable basis.

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

      Future net cash flows are calculated by applying year-end oil and gas selling prices (adjusted for price changes provided by contractual arrangements, including hedges) to estimated future production of proved oil and gas reserves, less estimated future development and production costs and future income tax expenses. Future net cash flows are discounted at the prescribed rate of 10%. No recognition is given in the discounted future net cash flow estimates to depreciation, depletion, amortization and lease impairment, exploration expenses, interest expense, general and administrative expenses and changes in future prices and costs. The selling prices of crude oil and natural gas have increased significantly during 1999 and are highly volatile.

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

--------------------------------------------------------------------------------------------------------------
                                                                          United                  Africa, Asia
At December 31 (Millions of dollars)                        Total         States         Europe      and other
--------------------------------------------------------------------------------------------------------------
1999
   Future revenues                                        $19,858        $ 5,133        $12,810        $ 1,915
--------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs               6,500          1,396          4,484            620
      Future income tax expenses                            5,457          1,167          3,753            537
--------------------------------------------------------------------------------------------------------------
                                                           11,957          2,563          8,237          1,157
--------------------------------------------------------------------------------------------------------------
   Future net cash flows                                    7,901          2,570          4,573            758
   Less: Discount at 10% annual rate                        2,814          1,027          1,441            346
--------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
      net cash flows                                      $ 5,087        $ 1,543        $ 3,132        $   412
--------------------------------------------------------------------------------------------------------------
   Share of equity investee's standardized measure        $   237        $    --        $    71        $   166
==============================================================================================================
1998
   Future revenues                                        $10,826        $ 2,866        $ 6,457        $ 1,503
--------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs               6,412          1,479          4,183            750
      Future income tax expenses                            1,411            374            795            242
--------------------------------------------------------------------------------------------------------------
                                                            7,823          1,853          4,978            992
--------------------------------------------------------------------------------------------------------------
   Future net cash flows                                    3,003          1,013          1,479            511
   Less: Discount at 10% annual rate                          980            403            326            251
--------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
      net cash flows                                      $ 2,023        $   610        $ 1,153        $   260
==============================================================================================================
1997
   Future revenues                                        $13,001        $ 4,078        $ 8,207        $   716
--------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs               6,033          1,533          4,243            257
      Future income tax expenses                            3,127            831          2,073            223
--------------------------------------------------------------------------------------------------------------
                                                            9,160          2,364          6,316            480
--------------------------------------------------------------------------------------------------------------
   Future net cash flows                                    3,841          1,714          1,891            236
   Less: Discount at 10% annual rate                        1,424            692            648             84
--------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future
      net cash flows                                      $ 2,417        $ 1,022        $ 1,243        $   152
==============================================================================================================

Changes in Standardized Measure of Discounted Future Net
Cash Flows Relating to Proved Oil and Gas Reserves

----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31 (Millions of dollars)                                   1999            1998            1997
----------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year        $ 2,023         $ 2,417         $ 4,184
----------------------------------------------------------------------------------------------------------------------------
Changes during the year
   Sales and transfers of oil and gas produced during year, net of
      production costs                                                                (1,511)           (978)         (1,550)
   Development costs incurred during year                                                626             915             679
   Net changes in prices and production costs applicable to future production          5,002          (2,215)         (3,304)
   Net change in estimated future development costs                                       28            (273)           (392)
   Extensions and discoveries (including improved recovery) of oil and
      gas reserves, less related costs                                                   678             220             140
   Revisions of previous oil and gas reserve estimates                                   244             233             271
   Purchases (sales) of minerals in-place, net                                          (112)            126              90
   Accretion of discount                                                                 288             435             769
   Net change in income taxes                                                         (2,289)          1,036           1,355
   Revision in rate or timing of future production and other changes                     110             107             175
----------------------------------------------------------------------------------------------------------------------------
      Total                                                                            3,064            (394)         (1,767)
----------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year              $ 5,087         $ 2,023         $ 2,417
============================================================================================================================

Ten-Year Summary of Financial Data
Amerada Hess Corporation and Consolidated Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                 1999(a)          1998              1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
    Revenues
       Sales (excluding excise taxes) and other operating revenues
           Crude oil (including sales of purchased oil)              $ 1,406,987      $   893,921       $ 1,435,848   $ 1,528,692
           Natural gas (including sales of purchased gas)              1,856,179        1,710,743         1,414,314     1,364,833
           Petroleum products                                          3,003,280        3,464,229         4,960,986     5,080,790
           Other operating revenues                                      772,692          510,999           412,434       295,871
------------------------------------------------------------------------------------------------------------------------------------
              Total                                                    7,039,138        6,579,892         8,223,582     8,270,186
       Non-operating income
           Gain (loss) on asset sales                                    273,441          (25,679)           16,463       529,271(d)
           Equity in income (loss) of HOVENSA L.L.C                        6,988          (15,848)               --            --
           Other                                                         141,787           82,740           120,435       124,276
------------------------------------------------------------------------------------------------------------------------------------
              Total revenues                                           7,461,354        6,621,105         8,360,480     8,923,733
------------------------------------------------------------------------------------------------------------------------------------
    Costs and expenses
       Cost of products sold                                           4,240,910        4,373,616         5,577,924     5,386,316
       Production expenses                                               487,219          517,828           557,025       620,533
       Marketing expenses                                                387,298          378,506           328,975       264,295
       Other operating expenses                                          216,651          224,433           231,791       129,454
       Exploration expenses, including dry holes and
           lease impairment                                              261,038          348,951           421,863       384,324
       General and administrative expenses                               231,546          270,668           236,269       237,868
       Interest expense                                                  158,222          152,934           136,149       165,501
       Depreciation, depletion and amortization                          648,663          661,802           663,297       721,498
       Impairment of assets and operating leases                         127,998          206,478            80,602            --
------------------------------------------------------------------------------------------------------------------------------------
              Total costs and expenses                                 6,759,545        7,135,216         8,233,895     7,909,789
------------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes                                    701,809         (514,111)          126,585     1,013,944
    Provision (benefit) for income taxes                                 264,193          (55,218)          119,085       353,845
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                $   437,616(b)   $  (458,893)(c)   $     7,500   $   660,099
====================================================================================================================================
    Net income (loss) per share
       Basic                                                               $4.88           $(5.12)             $.08         $7.13
       Diluted                                                              4.85            (5.12)              .08          7.09
====================================================================================================================================
Dividends Per Share of Common Stock                                         $.60             $.60              $.60          $.60
Weighted Average Number of
       Shares Outstanding (diluted)--in thousands                         90,280           89,585            91,733        93,110
====================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                  1995              1994          1993           1992
--------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
    Revenues
       Sales (excluding excise taxes) and other operating revenues
           Crude oil (including sales of purchased oil)               $ 1,565,310       $ 1,228,045   $ 1,219,750    $ 1,362,118
           Natural gas (including sales of purchased gas)               1,120,450         1,063,560     1,020,563        787,996
           Petroleum products                                           4,311,082         3,980,563     3,348,900      3,428,702
           Other operating revenues                                       302,465           327,816       290,308        279,541
--------------------------------------------------------------------------------------------------------------------------------
              Total                                                     7,299,307         6,599,984     5,879,521      5,858,357
       Non-operating income
           Gain (loss) on asset sales                                      96,010            41,657            --             --
           Equity in income (loss) of HOVENSA L.L.C                            --                --            --             --
           Other                                                          124,571            49,226        17,068         99,866
--------------------------------------------------------------------------------------------------------------------------------
              Total revenues                                            7,519,888         6,690,867     5,896,589      5,958,223
--------------------------------------------------------------------------------------------------------------------------------
    Costs and expenses
       Cost of products sold                                            4,501,053         3,795,094     3,508,295      3,213,748
       Production expenses                                                610,457           600,501       626,377        684,292
       Marketing expenses                                                 259,214           260,552       247,029        228,953
       Other operating expenses                                           185,477           124,258       242,266        233,989
       Exploration expenses, including dry holes and
           lease impairment                                               381,758           331,216       350,859        323,942
       General and administrative expenses                                262,950           230,110       229,218        238,032
       Interest expense                                                   247,465           245,149       156,615        147,099
       Depreciation, depletion and amortization                           840,002           868,175       759,406        764,683
       Impairment of assets and operating leases                          584,161(e)             --            --             --
--------------------------------------------------------------------------------------------------------------------------------
              Total costs and expenses                                  7,872,537         6,455,055     6,120,065      5,834,738
--------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes                                    (352,649)          235,812      (223,476)       123,485
    Provision (benefit) for income taxes                                   41,764           162,098        44,727        115,940
--------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                 $  (394,413)      $    73,714   $  (268,203)   $     7,545
================================================================================================================================
    Net income (loss) per share
       Basic                                                               $(4.26)             $.80        $(2.91)          $.09
       Diluted                                                              (4.26)              .79         (2.91)           .09
================================================================================================================================
Dividends Per Share of Common Stock                                          $.60              $.60          $.60           $.60
Weighted Average Number of
       Shares Outstanding (diluted)--in thousands                          92,509            92,968        92,213         87,286
================================================================================================================================

-----------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                  1991          1990
-----------------------------------------------------------------------------------------------
Statement of Consolidated Income
    Revenues
       Sales (excluding excise taxes) and other operating revenues
           Crude oil (including sales of purchased oil)               $ 1,448,793   $ 1,248,193
           Natural gas (including sales of purchased gas)                 574,004       458,615
           Petroleum products                                           3,897,748     4,587,646
           Other operating revenues                                       346,300       653,051
-----------------------------------------------------------------------------------------------
              Total                                                     6,266,845     6,947,505
       Non-operating income
           Gain (loss) on asset sales                                          --            --
           Equity in income (loss) of HOVENSA L.L.C                            --            --
           Other                                                          151,419       138,854
-----------------------------------------------------------------------------------------------
              Total revenues                                            6,418,264     7,086,359
-----------------------------------------------------------------------------------------------
    Costs and expenses
       Cost of products sold                                            3,686,227     4,003,747
       Production expenses                                                619,482       503,579
       Marketing expenses                                                 262,728       268,222
       Other operating expenses                                           176,879       231,942
       Exploration expenses, including dry holes and
           lease impairment                                               397,267       360,168
       General and administrative expenses                                222,585       196,588
       Interest expense                                                   177,850       224,200
       Depreciation, depletion and amortization                           759,084       682,412
       Impairment of assets and operating leases                               --            --
-----------------------------------------------------------------------------------------------
              Total costs and expenses                                  6,302,102     6,470,858
-----------------------------------------------------------------------------------------------
    Income (loss) before income taxes                                     116,162       615,501
    Provision (benefit) for income taxes                                   31,854       132,788
-----------------------------------------------------------------------------------------------
    Net income (loss)                                                 $    84,308   $   482,713
===============================================================================================
    Net income (loss) per share
       Basic                                                                $1.05         $5.99
       Diluted                                                               1.04          5.96
===============================================================================================
Dividends Per Share of Common Stock                                          $.60          $.60
Weighted Average Number of
       Shares Outstanding (diluted)--in thousands                          81,087        81,023
===============================================================================================

(a) On January 1, 1999, the Corporation adopted the last-in, first-out (LIFO) inventory method for refining and marketing inventories.
(b) Includes after-tax gains on asset sales of $176,000 and special tax benefits of $54,600, partially offset by impairment of assets and operating leases (after income taxes) of $99,500.
(c) Reflects after-tax special charges aggregating $262,800 representing impairments of assets and operating leases, a net loss on asset sales and accrued severance.
(d)   After income taxes, the net gain was $421,150.
(e)   After income taxes, the net charge was $415,542.

See accompanying notes to consolidated financial statements.



                                     52 & 53

Ten-Year Summary of Financial Data
Amerada Hess Corporation and Consolidated Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                   1999            1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
Selected Balance Sheet Data at Year-End
    Cash and cash equivalents                                         $     40,926    $     73,791    $     91,154    $    112,522
    Working capital                                                        248,720          89,909         463,781         689,864
    Property, plant and equipment
       Exploration and production                                     $  9,974,117    $  9,718,424    $  8,779,807    $  8,233,445
       Refining, marketing and other                                     1,090,768       1,308,815       3,841,828       3,668,974
-----------------------------------------------------------------------------------------------------------------------------------
           Total--at cost                                               11,064,885      11,027,239      12,621,635      11,902,419
       Less reserves                                                     7,013,233       6,835,301       7,430,841       6,995,136
-----------------------------------------------------------------------------------------------------------------------------------
           Property, plant and equipment--net                         $  4,051,652    $  4,191,938    $  5,190,794    $  4,907,283
-----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                      $  7,727,712    $  7,882,983    $  7,934,619    $  7,784,481
    Total debt                                                           2,309,681       2,652,465       2,127,288       1,939,288
    Stockholders' equity                                                 3,038,192       2,643,412       3,215,699       3,383,631
    Stockholders' equity per share                                    $      33.51    $      29.26    $      35.16    $      36.35
===================================================================================================================================
Summarized Statement of Cash Flows
    Net cash provided by operating activities                         $    770,005    $    518,788    $  1,250,007    $    807,721
-----------------------------------------------------------------------------------------------------------------------------------
    Cash flows from investing activities
       Capital expenditures
           Exploration and production                                     (727,086)     (1,306,438)     (1,157,938)       (788,286)
           Refining, marketing and other                                   (69,571)       (132,240)       (187,652)        (72,339)
-----------------------------------------------------------------------------------------------------------------------------------
             Total capital expenditures                                   (796,657)     (1,438,678)     (1,345,590)       (860,625)
       Proceeds from sales of property, plant and equipment and other      372,647         502,854          63,017       1,037,073
-----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities            (424,010)       (935,824)     (1,282,573)        176,448
-----------------------------------------------------------------------------------------------------------------------------------
    Cash flows from financing activities
       Issuance (repayment) of notes                                        14,412         (14,342)          1,982         (72,046)
       Long-term borrowings                                                990,125         848,320         398,391              --
       Repayment of long-term debt                                      (1,347,745)       (317,144)       (209,000)       (794,527)
       Issuance of common stock                                                 --              --              --              --
       Cash dividends paid                                                 (54,262)        (54,647)        (55,373)        (55,746)
       Common stock acquired                                                    --         (59,167)       (122,283)         (8,236)
       Stock options exercised                                              18,283              --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities            (379,187)        403,020          13,717        (930,555)
-----------------------------------------------------------------------------------------------------------------------------------
    Effect of exchange rate changes on cash                                    327          (3,347)         (2,519)          2,837
-----------------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents              $    (32,865)   $    (17,363)   $    (21,368)   $     56,451
===================================================================================================================================
Stockholder Data at Year-End
    Number of common shares outstanding (in thousands)                      90,676          90,357          91,451          93,073
    Number of stockholders (based on number of holders of record)            7,416           8,959           9,591          10,153
    Market price of common stock                                            $56.75          $49.75          $54.88          $57.88
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                    1995           1994            1993            1992
-----------------------------------------------------------------------------------------------------------------------------------
Selected Balance Sheet Data at Year-End
    Cash and cash equivalents                                          $     56,071   $     53,135    $     79,635    $    141,014
    Working capital                                                         357,964        520,247         245,026         551,459
    Property, plant and equipment
       Exploration and production                                      $  9,392,184   $  9,790,468    $  9,360,871    $  9,203,951
       Refining, marketing and other                                      3,672,028      4,514,358       4,426,369       3,886,814
-----------------------------------------------------------------------------------------------------------------------------------
           Total--at cost                                                13,064,212     14,304,826      13,787,240      13,090,765
       Less reserves                                                      7,694,496      7,938,824       7,052,328       6,646,801
-----------------------------------------------------------------------------------------------------------------------------------
           Property, plant and equipment--net                          $  5,369,716   $  6,366,002    $  6,734,912    $  6,443,964
-----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                       $  7,756,370   $  8,337,940    $  8,641,546    $  8,721,756
    Total debt                                                            2,717,866      3,339,788       3,687,922       3,186,199
    Stockholders' equity                                                  2,660,396      3,099,629       3,028,911       3,387,599
    Stockholders' equity per share                                     $      28.60   $      33.33    $      32.71    $      36.59
===================================================================================================================================
Summarized Statement of Cash Flows
    Net cash provided by operating activities                          $  1,241,007   $    957,018    $    819,423    $  1,137,707
-----------------------------------------------------------------------------------------------------------------------------------
    Cash flows from investing activities
       Capital expenditures
           Exploration and production                                      (626,518)      (532,189)       (755,419)       (916,536)
           Refining, marketing and other                                    (65,593)       (64,095)       (592,622)       (641,258)
-----------------------------------------------------------------------------------------------------------------------------------
             Total capital expenditures                                    (692,111)      (596,284)     (1,348,041)     (1,557,794)
       Proceeds from sales of property, plant and equipment and other       145,792         72,804          12,436          25,423
-----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities             (546,319)      (523,480)     (1,335,605)     (1,532,371)
-----------------------------------------------------------------------------------------------------------------------------------
    Cash flows from financing activities
       Issuance (repayment) of notes                                         26,247        (54,153)        117,791        (159,756)
       Long-term borrowings                                                  25,000        289,843         547,704         675,016
       Repayment of long-term debt                                         (689,355)      (642,112)       (167,769)       (524,384)
       Issuance of common stock                                                  --             --              --         497,360
       Cash dividends paid                                                  (55,788)       (55,711)        (41,603)        (64,194)
       Common stock acquired                                                     --             --              --              --
       Stock options exercised                                                   --             --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities             (693,896)      (462,133)        456,123         424,042
-----------------------------------------------------------------------------------------------------------------------------------
    Effect of exchange rate changes on cash                                   2,144          2,095          (1,320)         (8,534)
-----------------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents               $      2,936   $    (26,500)   $    (61,379)   $     20,844
===================================================================================================================================
Stockholder Data at Year-End
    Number of common shares outstanding (in thousands)                       93,011         92,996          92,587          92,584
    Number of stockholders (based on number of holders of record)            11,294         11,506          12,000          13,088
    Market price of common stock                                             $53.00         $45.63          $45.13          $46.00
===================================================================================================================================

-----------------------------------------------------------------------------------------------------
Thousands of dollars, except per share data                                      1991            1990
-----------------------------------------------------------------------------------------------------
Selected Balance Sheet Data at Year-End
    Cash and cash equivalents                                            $    120,170    $    129,914
    Working capital                                                           625,370         603,244
    Property, plant and equipment
       Exploration and production                                        $  9,306,435    $  8,340,951
       Refining, marketing and other                                        3,223,397       2,817,032
-----------------------------------------------------------------------------------------------------
           Total--at cost                                                  12,529,832      11,157,983
       Less reserves                                                        6,339,232       5,594,399
-----------------------------------------------------------------------------------------------------
           Property, plant and equipment--net                            $  6,190,600    $  5,563,584
-----------------------------------------------------------------------------------------------------
    Total assets                                                         $  8,841,435    $  9,056,636
    Total debt                                                              3,266,195       2,925,285
    Stockholders' equity                                                    3,131,982       3,106,029
    Stockholders' equity per share                                       $      38.63    $      38.34
=====================================================================================================
Summarized Statement of Cash Flows
    Net cash provided by operating activities                            $  1,364,268    $  1,326,444
-----------------------------------------------------------------------------------------------------
    Cash flows from investing activities
       Capital expenditures
           Exploration and production                                      (1,295,039)     (1,267,506)
           Refining, marketing and other                                     (417,276)       (193,921)
-----------------------------------------------------------------------------------------------------
             Total capital expenditures                                    (1,712,315)     (1,461,427)
       Proceeds from sales of property, plant and equipment and other          37,788         (12,012)
-----------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities             (1,674,527)     (1,473,439)
-----------------------------------------------------------------------------------------------------
    Cash flows from financing activities
       Issuance (repayment) of notes                                         (183,351)         46,744
       Long-term borrowings                                                   786,280         461,413
       Repayment of long-term debt                                           (269,414)       (287,531)
       Issuance of common stock                                                    --              --
       Cash dividends paid                                                    (36,468)        (60,681)
       Common stock acquired                                                       --          (6,213)
       Stock options exercised                                                     --              --
-----------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities                297,047         153,732
-----------------------------------------------------------------------------------------------------
    Effect of exchange rate changes on cash                                     3,468           2,877
-----------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents                 $     (9,744)   $      9,614
=====================================================================================================
Stockholder Data at Year-End
    Number of common shares outstanding (in thousands)                         81,068          81,019
    Number of stockholders (based on number of holders of record)              13,732          14,669
    Market price of common stock                                               $47.50          $46.38
=====================================================================================================


                                     54 & 55

Ten-Year Summary of Operating Data
Amerada Hess Corporation and Consolidated Subsidiaries

------------------------------------------------------------------------------------------------------------------------------
                                                              1999            1998            1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------
Production Per Day (net)
    Crude oil (barrels)
       United States                                        54,772          36,784          35,707       41,020       52,284
       United Kingdom                                      112,129         109,463         126,427      134,726      135,429
       Norway                                               25,326          26,943          29,516       27,603       25,576
       Denmark                                               7,547              --              --           --           --
       Gabon                                                10,226          14,345          10,127        9,725        9,512
       Indonesia and Azerbaijan                              4,662           2,949             531           --           --
       Canada and Abu Dhabi                                     --              --              --        5,929       16,976
------------------------------------------------------------------------------------------------------------------------------
           Total                                           214,662         190,484         202,308      219,003      239,777
==============================================================================================================================
    Natural gas liquids (barrels)
       United States                                         9,833           8,136           8,243        9,105       10,722
       United Kingdom                                        5,670           5,990           6,364        6,628        6,900
       Norway                                                1,683           1,379           1,657        1,585        1,414
       Thailand                                                559              --              --           --           --
       Canada                                                   --              --              --          476        1,647
------------------------------------------------------------------------------------------------------------------------------
           Total                                            17,745          15,505          16,264       17,794       20,683
==============================================================================================================================
    Natural gas (Mcf)
       United States                                       338,044         293,849         311,915      337,653      401,581
       United Kingdom                                      257,800         251,000         225,804      253,983      239,307
       Norway                                               30,600          27,828          30,312       30,445       27,743
       Denmark                                               2,900              --              --           --           --
       Indonesia                                             5,400           3,800           1,223           --           --
       Thailand                                              7,800              --              --           --           --
       Canada                                                   --              --              --       62,585      215,500
------------------------------------------------------------------------------------------------------------------------------
           Total                                           642,544         576,477         569,254      684,666      884,131
==============================================================================================================================
Well Completions (net)
       Oil wells                                                28              28              42           39           33
       Gas wells                                                11              20              11           25           41
       Dry holes                                                 9              25              24           40           50
Productive Wells at Year-End (net)
       Oil wells                                               735             721             860          854        2,154
       Gas wells                                               161             252             447          455        1,160
------------------------------------------------------------------------------------------------------------------------------
           Total                                               896             973           1,307        1,309        3,314
==============================================================================================================================
Undeveloped Net Acreage (held at end of year)
       United States                                       678,000         748,000         915,000      891,000    1,440,000
       Foreign(a)                                       15,858,000      16,927,000      10,180,000    7,455,000    5,871,000
------------------------------------------------------------------------------------------------------------------------------
           Total                                        16,536,000      17,675,000      11,095,000    8,346,000    7,311,000
==============================================================================================================================
Shipping
       Vessels owned or under charter at year-end                8               9              14           13           16
       Total deadweight tons                               884,000         952,000       1,602,000    1,236,000    2,010,000
Refining (barrels daily)
       Amerada Hess Corporation                                 --         419,000(b)      411,000      396,000      377,000
       HOVENSA L.L.C.(c)                                   209,000         217,000              --           --           --
Petroleum Products Sold (barrels daily)
       Gasoline, distillates and other light products      284,000         411,000         436,000      412,000      401,000
       Residual fuel oils                                   60,000          71,000          73,000       83,000       86,000
------------------------------------------------------------------------------------------------------------------------------
           Total                                           344,000         482,000         509,000      495,000      487,000
==============================================================================================================================
Storage Capacity at Year-End (barrels)                  38,343,000      56,070,000      87,000,000   86,986,000   89,165,000
Number of Employees (average)                                8,485(d)        9,777           9,216        9,085        9,574
==============================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
                                                               1994         1993         1992         1991         1990
-----------------------------------------------------------------------------------------------------------------------
Production Per Day (net)
    Crude oil (barrels)
       United States                                         55,638       60,173       62,517       66,063       62,434
       United Kingdom                                       122,043       80,019       86,265       59,979       56,027
       Norway                                                24,279       26,388       29,598       28,619       24,351
       Denmark                                                   --           --           --           --           --
       Gabon                                                  8,857        8,301        6,910        8,952           --
       Indonesia and Azerbaijan                                  --           --           --           --           --
       Canada and Abu Dhabi                                  17,854       21,540       22,678       21,832       17,969
-----------------------------------------------------------------------------------------------------------------------
           Total                                            228,671      196,421      207,968      185,445      160,781
=======================================================================================================================
    Natural gas liquids (barrels)
       United States                                         11,964       11,798       11,063       10,047        9,436
       United Kingdom                                         6,756        3,783        1,468          766          805
       Norway                                                 1,320        1,432        1,707        1,752        2,004
       Thailand                                                  --           --           --           --           --
       Canada                                                 1,809        1,956        1,981        1,997        1,704
-----------------------------------------------------------------------------------------------------------------------
           Total                                             21,849       18,969       16,219       14,562       13,949
=======================================================================================================================
    Natural gas (Mcf)
       United States                                        427,103      502,459      601,824      583,740      457,042
       United Kingdom                                       208,742      188,024      153,599      128,014      145,921
       Norway                                                24,417       28,987       31,858       26,947       25,656
       Denmark                                                   --           --           --           --           --
       Indonesia                                                 --           --           --           --           --
       Thailand                                                  --           --           --           --           --
       Canada                                               185,856      167,839      137,680      104,151       76,768
-----------------------------------------------------------------------------------------------------------------------
           Total                                            846,118      887,309      924,961      842,852      705,387
=======================================================================================================================
Well Completions (net)
       Oil wells                                                 28           48           33           45           17
       Gas wells                                                 44           49           20           41           33
       Dry holes                                                 24           37           22           36           38
Productive Wells at Year-End (net)
       Oil wells                                              2,160        2,189        2,082        2,103        2,111
       Gas wells                                              1,146        1,115          966          927          905
-----------------------------------------------------------------------------------------------------------------------
           Total                                              3,306        3,304        3,048        3,030        3,016
=======================================================================================================================
Undeveloped Net Acreage (held at end of year)
       United States                                      1,685,000    1,854,000    1,819,000    1,802,000    1,716,000
       Foreign(a)                                         4,570,000    4,310,000    3,168,000    3,480,000    3,329,000
-----------------------------------------------------------------------------------------------------------------------
           Total                                          6,255,000    6,164,000    4,987,000    5,282,000    5,045,000
=======================================================================================================================
Shipping
       Vessels owned or under charter at year-end                17           15           21           21           23
       Total deadweight tons                              2,265,000    2,398,000    3,223,000    2,825,000    3,012,000
Refining (barrels daily)
       Amerada Hess Corporation                             388,000      351,000      335,000      320,000      383,000
       HOVENSA L.L.C.(c)                                         --           --           --           --           --
Petroleum Products Sold (barrels daily)
       Gasoline, distillates and other light products       375,000      291,000      275,000      285,000      296,000
       Residual fuel oils                                    93,000       95,000      102,000      128,000      132,000
-----------------------------------------------------------------------------------------------------------------------
           Total                                            468,000      386,000      377,000      413,000      428,000
=======================================================================================================================
Storage Capacity at Year-End (barrels)                   94,597,000   94,380,000   95,199,000   94,879,000   93,867,000
Number of Employees (average)                                 9,858       10,173       10,263       10,317        9,645
=======================================================================================================================

(a)   Includes acreage held under production sharing contracts.
(b)   Through ten months of 1998.
(c)   Reflects 50% of HOVENSA refinery crude runs from November 1, 1998.
(d)   Includes approximately 4,200 employees of retail operations.



                                     56 & 57