Form 10-K, Exhibit 13
period 2000-12-31
AMERADA HESS CORP
filed 2001-03-28
CIK 4447

                                                                    AMERADA HESS


                               [GRAPHIC OMITTED]



2000 ANNUAL REPORT - HESS EXPRESS RETAIL FACILITY IN FLORIDA

                               [GRAPHIC OMITTED]


CONGER FIELD - GULF OF MEXICO

                               [GRAPHIC OMITTED]



BITTERN FIELD - NORTH SEA

                               [GRAPHIC OMITTED]



PRODUCTION FACILITY - ALGERIA

                               [GRAPHIC OMITTED]



CONSTRUCTION OF DELAYED COKING UNIT - ST. CROIX

                               [GRAPHIC OMITTED]




HESS EXPRESS - KISSIMMEE, FLORIDA

EXPLORATION AND PRODUCTION


UNITED STATES

Amerada Hess, as operator, brought the Conger Field on Garden Banks Block 215, in which it has a 37.50% interest, onstream in December 2000. This Gulf of Mexico field is produced through a multi-well, sub-sea system with topside support and processing facilities. Innovative technology was required for the sub-sea system; it is the industry's first use, on a field-wide scale, of 15,000 PSI horizontal sub-sea tree technology. When development is completed in the second quarter of 2001, net production for the Corporation is expected to peak at about 7,500 barrels of oil per day and 33,000 Mcf of natural gas per day. The Conger sub-sea system is tied back to the Enchilada Complex in which Amerada Hess has an interest.

First production from the Amerada Hess operated Northwestern Field (AHC 50%), on Garden Banks Blocks 200 and 201, commenced in November 2000. The two-well, sub-sea system is tied back 16.5 miles to facilities at East Cameron Block 373. Production for Amerada Hess is expected to peak at 35,000 Mcf of natural gas and 800 barrels of condensate per day in 2001.

Amerada Hess drilled a successful development well in the Penn State Field (AHC 50%) that will be completed in the second quarter of 2001, tied into existing sub-sea facilities and processed at the Baldpate platform. Net production from this well is expected to be 2,000 barrels of oil per day and 4,800 Mcf of natural gas per day. Amerada Hess operates the Baldpate and Penn State Fields, which are located on Garden Banks Blocks 259/260 and 216, respectively.

The Tulane Field (AHC 100%), on Garden Banks Block 158, is being developed as a single-well, sub-sea satellite tieback. Detailed engineering is underway and initial production is expected late this year. Production is expected to reach 35,000 Mcf of natural gas per day in 2002.

During 2000, Amerada Hess acquired interests in 22 blocks in Gulf of Mexico lease sales at a cost of $19.6 million. Of these blocks, 13 are operated by Amerada Hess and 13 are located in water depths exceeding 5,000 feet. Amerada Hess acquired 11 additional leases in the Gulf of Mexico in 2000 for $2.8 million.

Onshore, Amerada Hess continued its drilling program in North Dakota, using horizontal drilling technology to optimize development of the Madison reservoir. The Corporation drilled 20 new wells in 2000 resulting in net incremental production of about 4,000 barrels of oil per day and 10,000 Mcf of natural gas per day. Amerada Hess has an average interest of 86% in these wells. Additional drilling is planned in this area for 2001.

UNITED KINGDOM

Two new fields were brought onstream in the United Kingdom in 2000. The Bittern Field, in which Amerada Hess Limited, the Corporation's British subsidiary, has a 28.28% interest, is being produced through the Triton floating production, storage and offloading vessel which Amerada Hess Limited operates. Production for Amerada Hess Limited from the Bittern Field is expected to average about 16,000 barrels of crude oil and natural gas liquids per day and 15,000 Mcf of natural gas per day during 2001.

The Cook Field (AHL 28.46%) came onstream in April 2000 and also produces through a floating production, storage and offloading vessel. Amerada Hess Limited's share of production is expected to peak at 5,100 barrels of oil per day in the second half of 2001.

Amerada Hess Limited acquired an additional 34.46% interest in the Ivanhoe, Rob Roy and Hamish Fields in 2000 bringing its interest in those fields to more than 76%. The acquisition, plus additional successful drilling, resulted in net production from these mature fields increasing to 7,000 barrels of crude oil and natural gas liquids per day in 2000 compared with 4,100 barrels per day in 1999.

Two new developments have begun in the United Kingdom North Sea. Approval for development of the Halley Field (AHL 40%) was received early in 2001. Production is expected to begin in 2001 and to reach 7,000 barrels of oil per day and 12,000 Mcf of natural gas per day for Amerada Hess Limited late in 2001. Development of the Skene Field (AHL 9.07%) is underway and is expected to produce first gas by the end of 2001. Production for Amerada Hess Limited will peak at 30,000 Mcf of natural gas per day in 2002.

Further natural gas discoveries were made in 2000. On Block 47/4a, the Minerva discovery (AHL 35%) tested at rates exceeding 40,000 Mcf of natural gas per day. Minerva will be developed as part of the second phase of the Easington Catchment Area project and should come onstream by the end of 2002.

A successful horizontal well discovered North Davy (AHL 28%) and tested at 100,000 Mcf of natural gas per day. Initial gas production is expected by the end of 2001, with Amerada Hess Limited's share expected to peak at 12,000 Mcf of natural gas per day in 2002.

Studies continue for the development of the Goldeneye and Western Hub natural gas discoveries (AHL 13.75%) in the Outer Moray Firth. Early in 2001, a successful appraisal well was drilled on the South Atlantic prospect (AHL 20%) which will be included in the development study.

Other activities in the United Kingdom included taking the first steps for the possible development of the Clair Field, in which Amerada Hess Limited has a 9.29% interest, and the acquisition by Amerada Hess Limited of a 17.50% interest in Block 204/14, which contains the Suilven oil discovery northwest of the Schiehallion Field (AHL 15.67%).

NORWAY

Amerada Hess Norge A/S, the Corporation's Norwegian subsidiary, and its partners have obtained approval for the enhanced-recovery, waterflood project for the Valhall Field in which Amerada Hess Norge has a 28.09% interest. Initial water injection is expected to begin in 2003. The water injection project will extend the life of the Valhall Field and is expected to increase Amerada Hess Norge's share of production from 23,400 barrels of oil per day in 2000 to in excess of 30,000 barrels per day in 2003. The Valhall Field licenses have been extended to 2028 from 2011.

Early in 2001, oil was discovered on License 202 in the Barents Sea, offshore northern Norway. The discovery will require further appraisal. Amerada Hess Norge has a 25% interest in the discovery.

Production in Norway averaged 31,000 barrels of oil equivalent per day in 2000, essentially the same level of production as in 1999.


DENMARK

The South Arne Field, operated by the Corporation's Danish subsidiary, Amerada Hess ApS, completed its first full-year of production in 2000. Production for Amerada Hess ApS averaged 25,300 barrels of oil per day and 37,300 Mcf of natural gas per day. Development of the field continued in 2000 with one water injection well and two development wells completed. High-rate water injection began in the fourth quarter of 2000 to enhance recovery. Full-field water injection will begin in mid-2001 to increase production and extend the life of the field.

Amerada Hess ApS is evaluating the possible drilling of an appraisal well on its Southern Tor prospect, a potential extension of the South Arne Field. Amerada Hess ApS has a 57.48% interest in the South Arne Field and in the Southern Tor prospect.


FAROE ISLANDS

Amerada Hess has been awarded operatorship of License 001 in the Faroes First Round of License Awards. This license covers parts of Blocks 6005/20, 6005/25 and 6004/16 in the Faroe Islands, which are northwest of the British Isles. An exploration well, in which Amerada Hess has a 42.76% interest, is planned for the second half of 2001.

BRAZIL

Amerada Hess Limitada, the Corporation's Brazilian subsidiary, has interests in six blocks in Brazil comprising 5.1 million gross acres and 1.9 million net acres in water depths ranging from 200 to 9,900 feet. Amerada Hess Limitada drilled its initial exploration wells in Brazil in 2000 on Blocks BC-8 in the Campos Basin and BS-2 in the Santos Basin, in both of which it has a 32% interest. Both wells encountered hydrocarbons. A second well on Block BS-2 is scheduled to be drilled in the first half of 2001. Amerada Hess Limitada has a 16% interest in Block BCe-2 in the Potiguar Basin. A well is expected to be drilled in the first half of 2001. Extensive 3-D seismic covering Block BM-S-3 (AHL 45%) was acquired during 2000. Interpretation of this data is taking place and an exploration well is planned on this block in 2002.

In the Brazilian Second Licensing Round, Amerada Hess Limitada acquired an 85% interest in the BM-Seal-5 Block and a 40% interest in the BM-Seal-4 Block, both of which are located in the Sergipe-Alagoas Basin. Seismic data is being acquired.


INDONESIA

Early in 2001, agreement was reached for the sale of natural gas from the Jabung Production Sharing Contract (PSC), in which Amerada Hess holds a 30% interest. Gross production from the Jabung PSC is expected to average approximately 60,000 Mcf of natural gas per day beginning in the third quarter of 2003 and reach a maximum rate of approximately 130,000 Mcf of natural gas per day late in the decade. As part of the project, liquefied petroleum gas and condensate are expected to be produced at gross rates of 15,000 barrels per day and 11,000 barrels per day, respectively. Current gross crude oil production is 21,000 barrels per day. Production for Amerada Hess in Indonesia averaged 4,000 barrels of oil per day and 10,000 Mcf of natural gas per day in 2000.


THAILAND

Net production for the Corporation from the Pailin Field in Thailand averaged 23,000 Mcf of natural gas per day and 1,200 barrels of condensate per day in 2000. Phase two of the development of the field has been approved and is expected to be brought onstream in July 2002. Phase two will provide the Corporation with additional production of 25,000 Mcf of natural gas per day.


MALAYSIA

In 2001, Amerada Hess acquired an 85% interest in the Block F PSC off the northern coast of Sarawak, which covers approximately 8,000 square kilometers. The Company is processing existing seismic data and acquiring additional seismic. Early in 2001, exploration drilling began on Blocks SK-306 (AHC 46%) and PM-304 (AHC 41%) to evaluate the commercial potential of previous crude oil and natural gas discoveries on these blocks.

ALGERIA

In 2000, Amerada Hess acquired, for $55 million, the Gassi El Agreb redevelopment project in Algeria, which covers the El Gassi, El Agreb and Zotti Fields. The Corporation expects to invest approximately $500 million over the next five years to enhance recovery from the fields through an operating company named SonaHess, which is a joint venture between Amerada Hess and Sonatrach, the Algerian national oil company. The enhanced recovery project is designed to increase gross production from about 30,000 barrels of oil per day to 50,000 barrels per day late in 2003. Amerada Hess expects to receive net production of about 14,000 barrels of oil per day from these fields in 2001 with peak entitlement production expected to reach about 25,000 barrels of oil per day in 2006.

Amerada Hess also acquired exploration rights on Block 401/c, which is adjacent to the Hassi Berkine region of Algeria, a prolific oil production area.


GABON

The Atora Field came onstream in February 2001. Amerada Hess Production Gabon, a 77.50% owned Gabonese subsidiary of the Corporation, has a 40% interest in the field and expects its share of production from the Atora Field to reach 6,000 barrels of oil per day in 2001 and to peak at 9,000 barrels of oil per day in 2002.

Crude oil production for Amerada Hess in Gabon averaged 7,100 barrels per day in 2000 and is expected to increase to about 9,000 barrels per day in 2001.


AZERBAIJAN

Amerada Hess increased its equity interests in the Azeri, Chirag and Guneshli Fields in Azerbaijan to 2.72% from 1.68% in 2000. Production for Amerada Hess in 2001 is expected to average approximately 5,500 barrels of oil per day. Options for expanding the oil export pipeline system to handle increased volumes of oil production from Azerbaijan are being considered. The Corporation's share of production in Azerbaijan has the potential to rise to in excess of 20,000 barrels of oil per day in 2008, if pipeline capacity is increased.

Refining and Marketing

REFINING

The St. Croix refinery, owned and operated by HOVENSA L.L.C., a joint venture between Amerada Hess and Petroleos de Venezuela, S.A., benefitted from significantly improved refining margins in 2000 and made a major contribution to the Corporation's earnings. HOVENSA supplies refined petroleum products to both joint venture partners, including the bulk of the Corporation's refined products for its East Coast marketing business. HOVENSA continued to supply California with gasoline and distillates that met that state's strict environmental standards in 2000 during periods of shortages or tight supply.

During the year, HOVENSA began construction of the 58,000 barrel per day delayed coking unit. Upon completion, the refinery will begin processing 115,000 barrels per day of heavy Venezuelan Merey crude oil. The coker will enable the refinery to process crude oil that is heavier and less costly relative to other crude oils processed at the refinery, thus improving profitability. The refinery will continue to process at least 155,000 barrels per day of lighter Venezuelan Mesa crude oil. The delayed coking unit is scheduled to come onstream in the second quarter of 2002.

Early in 2001, HOVENSA brought the 140,000 barrel per day fluid catalytic cracking unit down for scheduled maintenance. This gasoline manufacturing unit was out of operation for approximately six weeks. Immediately after the fluid catalytic cracking unit was brought back onstream, HOVENSA shut down one of the large crude units at the refinery, both for scheduled maintenance and to upgrade it for integration with the delayed coking unit.

Total refinery runs at HOVENSA averaged 422,000 barrels per day in 2000, approximately the same level as in 1999. The fluid catalytic cracking unit continued to operate at a peak rate of 140,000 barrels per day during most of the year.

The Corporation's Port Reading fluid catalytic cracking unit ran smoothly throughout 2000, generally at a rate of about 60,000 barrels per day. The fluid catalytic cracking unit processes vacuum gas oil and residual fuel oil to manufacture high-quality gasoline for HESS customers in the Northeast.


MARKETING

In November 2000, Convenience Store Decisions, a leading industry publication, named HESS EXPRESS "2000 Convenience Store Chain of the Year." The annual award, in its eleventh year, recognizes excellence in convenience store chains in such areas as customer service, marketing innovation and market share growth.

In 2000, Amerada Hess acquired 178 Merit retail gasoline stations which are concentrated in the New York City, Boston and Philadelphia metropolitan areas. Nearly all of these locations have been rebranded HESS, greatly strengthening the HESS brand in these areas.

Amerada Hess has agreed to purchase 53 company-operated retail facilities from Gibbs Oil Limited Partnership. The sites, most of which include convenience stores, are located primarily in the Boston metropolitan area and southern New Hampshire. All will be rebranded HESS after closing, expected in late April.

Late in 2000, Amerada Hess announced its intention to form a joint venture with North Carolina retail marketer A.T. Williams Oil Company, which owns and operates 120 WILCO gasoline stations with convenience stores and 21 WILCO Travel Centers, located primarily in North Carolina, South Carolina and Virginia. Under the agreement, gasoline and diesel will be sold under the HESS brand.

Amerada Hess continues to build high-volume HESS EXPRESS convenience retail facilities, upgrade existing gasoline stations and convenience stores, make acquisitions in key geographic areas and increase the number of independent HESS branded retailers. The number of HESS retail facilities increased to 929 at year-end 2000 from 701 at year-end 1999, and is expected to reach 1,150 by year-end 2001. Amerada Hess opened 25 new HESS EXPRESS convenience stores in 2000 and began construction on seven others. Forty-two retail sites were upgraded by adding convenience stores or rebuilding existing facilities.

In energy marketing, a return to colder weather in the fourth quarter of 2000 resulted in an increase in sales and profitability in the Corporation's distillate and fuel oil businesses. In addition, through a series of acquisitions, the Corporation nearly tripled its natural gas sales to industrial and commercial customers in its core East Coast market area. At the end of 2000, natural gas sales to East Coast industrial and commercial customers were averaging in excess of 500,000 Mcf per day. The Corporation is now the leading unregulated natural gas supplier to these markets and is in a position to grow its electricity sales as electricity markets open to competition.

During 2000, Amerada Hess entered the distributed electric generation business through its Hess Microgen subsidiary. Hess Microgen manufactures and installs a reciprocating engine cogeneration unit that generates electricity and thermal energy at commercial and industrial customer locations, providing these customers with a low-cost alternative to purchasing power from higher cost local electric utilities. Approximately 20 of these units have been installed and are in operation.

During 2000, Amerada Hess made a long-term technology development investment in fuel cells through an investment in Nuvera Fuel Cells, Inc. This technology, designed to produce cleaner energy, potentially has widespread applications in the automotive and onsite electricity generation sectors. Nuvera is a joint venture among Amerada Hess, Arthur D. Little, Inc. and DeNora New Energy Investments B.V., an Italian company.

   FINANCIAL REVIEW
   Amerada Hess Corporation and Consolidated Subsidiaries


   Management's Discussion and Analysis of
   Results of Operations and Financial Condition

   CONSOLIDATED RESULTS OF OPERATIONS
   Net income amounted to $1,023 million in 2000, $438 million in 1999 and a loss of $459 million in 1998. Operating earnings (income excluding special items) amounted to $987 million in 2000 compared with $307 million in 1999 and a loss of $196 million in 1998.

   The after-tax results by major operating activity for 2000, 1999 and 1998 are summarized below:

--------------------------------------------------------------------------------
Millions of dollars                    2000              1999              1998
--------------------------------------------------------------------------------
Exploration and production          $   868             $ 324             $ (18)
Refining, marketing
   and shipping                         288               133               (18)
Corporate                               (43)              (31)              (37)
Interest                               (126)             (119)             (123)
--------------------------------------------------------------------------------
Operating earnings (loss)               987               307              (196)
Special items                            36               131              (263)
--------------------------------------------------------------------------------
Net income (loss)                   $ 1,023             $ 438            $ (459)
================================================================================
Net income (loss) per
   share (diluted)                  $ 11.38             $4.85            $(5.12)
================================================================================

   COMPARISON OF RESULTS
   Exploration and Production: Operating earnings from exploration and production activities increased by $544 million in 2000, primarily due to significantly higher worldwide crude oil selling prices, increased United States natural gas selling prices and higher crude oil sales volumes. Operating earnings increased by $342 million in 1999, largely due to higher crude oil selling prices, increased sales volumes and reduced exploration expenses.

   The Corporation's average selling prices, including the effects of hedging, were as follows:

--------------------------------------------------------------------------------
                                           2000            1999            1998
--------------------------------------------------------------------------------
Crude oil (per barrel)
      United States                     $  23.97        $  16.71        $  12.56
      Foreign                              25.53           18.07           13.18
Natural gas liquids (per barrel)
      United States                        22.30           13.59            9.52
      Foreign                              23.41           14.29           10.42
Natural gas (per Mcf)
      United States                         3.74            2.14            2.08
      Foreign                               2.20            1.79            2.26
================================================================================

   The Corporation's net daily worldwide production was as follows:


--------------------------------------------------------------------------------
                                              2000       1999       1998
--------------------------------------------------------------------------------
   Crude oil
      (thousands of barrels per day)
         United States                          55         55         37
         Foreign                               185        159        153
--------------------------------------------------------------------------------
            Total                              240        214        190
--------------------------------------------------------------------------------
   Natural gas liquids
      (thousands of barrels per day)
         United States                          12         10          8
         Foreign                                 9          8          8
--------------------------------------------------------------------------------
            Total                               21         18         16
--------------------------------------------------------------------------------
   Natural gas
      (thousands of Mcf per day)
         United States                         288        338        294
         Foreign                               391        305        282
--------------------------------------------------------------------------------
            Total                              679        643        576
--------------------------------------------------------------------------------
Barrels of oil equivalent
         (thousands of barrels per day)        374        339        302
================================================================================

   On a barrel of oil equivalent basis, the Corporation's oil and gas production increased by 10% in 2000 and 12% in 1999. The increase in foreign crude oil production in 2000 was primarily due to a full year of production from the South Arne Field in Denmark. United Kingdom production was also higher, largely due to new production from the Bittern Field and an increased interest in the Ivanhoe and Rob Roy Fields. Increased natural gas production from new and existing fields in the United Kingdom, Denmark and Thailand offset declining natural gas production in the United States. Late in 2000, production commenced from the Conger and Northwestern Fields in the Gulf of Mexico, which will increase United States natural gas production in 2001.

   The 1999 increase in crude oil production was primarily attributable to the Baldpate Field in the Gulf of Mexico, which commenced production in late 1998, and new production from the South Arne Field. The 1999 increase in foreign natural gas production reflected increases in the North Sea, Indonesia and Thailand.

   Production expenses were higher in 2000, primarily due to increased oil and gas production volumes and, on a per barrel basis, due to changes in the mix of producing fields. Depreciation, depletion and amortization charges were higher in 2000, also reflecting increased production volumes, although the per barrel rate for depreciation and related costs was comparable to the 1999 and 1998 amounts. Exploration expense was higher in 2000, primarily due to increased drilling and seismic purchases in the Gulf of Mexico and increased exploration activity in international areas (outside of the North Sea). Exploration expense in 1999 was lower than in 1998 as a result of a planned reduction in the exploration program. General and administrative expenses related to exploration and production activities were comparable in 2000 and 1999, but somewhat lower than in 1998, due to cost reduction initiatives in the United States and United Kingdom. The total cost per barrel of production, depreciation, exploration and administrative expenses was $11.70 in 2000, $11.75 in 1999 and $13.80 in 1998 (excluding special charges).

   The effective income tax rate on exploration and production earnings in 2000 was 41%, compared to an effective rate of 44% in 1999. Generally, this rate will exceed the U.S. statutory rate because of special petroleum taxes, principally in the United Kingdom and Norway. The effective rate in 2000 was lower than in 1999 due to the timing of deductions for certain prior year foreign drilling costs.

   Crude oil and natural gas selling prices continue to be volatile, and should prices decline, there would be a negative effect on future earnings. However, the Corporation has hedged a substantial amount of 2001 crude oil production and, to a lesser extent 2002 production, which will mitigate the effect if prices decline in those years.

   Refining, Marketing and Shipping: Operating earnings for refining, marketing and shipping activities increased to $288 million in 2000 compared with income of $133 million in 1999 and a loss of $18 million in 1998. The Corporation's downstream operations include HOVENSA L.L.C. (HOVENSA), a 50% owned refining joint venture with a subsidiary of Petroleos de Venezuela S.A. (PDVSA), accounted for on the equity method. Additional refining and marketing operations include a fluid catalytic cracking facility in Port Reading, New Jersey, as well as retail gasoline stations, energy marketing activities, shipping and trading.

         HOVENSA: The Corporation's share of HOVENSA's income was $121 million in 2000 compared with $7 million in 1999 and $24 million in 1998, when the refinery was wholly-owned for the first ten months of the year. Refined product margins were significantly improved in 2000, particularly for gasolines and distillates. Throughout most of 1999 refined product margins were weak. The Corporation's share of HOVENSA's refinery runs amounted to 211,000 barrels per day in 2000 and 209,000 in 1999. Income taxes on HOVENSA's results are offset by available loss carryforwards.

   Operating earnings from refining, marketing and shipping activities also include interest income on the note received from PDVSA at the formation of the joint venture. Interest on the PDVSA note amounted to $48 million in 2000, $47 million in 1999 and $8 million in 1998. Interest is reflected in non-operating income in the income statement.

   HOVENSA has been accounted for on the equity method since the formation of the joint venture in November 1998. Prior to that time, refinery results were consolidated. In 1998, the following amounts for HOVENSA were included in the Corporation's income statement (in millions): sales revenue -- $622, cost of products sold -- $439, operating expenses -- $83 and depreciation -- $70.

         Retail, energy marketing and other: Results from retail gasoline operations declined in 2000 compared with 1999 as selling prices generally did not keep pace with rising product costs. Results of energy marketing activities improved in 2000, largely reflecting increased seasonal demand for fuel oils. Earnings from the Corporation's catalytic cracking facility in New Jersey also improved in 2000 reflecting improved refining margins. Total refined product sales volumes increased to 134 million barrels in 2000 from 126 million barrels in 1999.

   Marketing expenses increased in 2000 compared with 1999 reflecting expanded retail operations, including the cost of operating acquired gasoline stations and an increased number of convenience stores. Other operating expenses increased in 2000, largely reflecting higher fuel costs for the catalytic cracking facility in New Jersey and the Corporation's shipping operations.

   The Corporation has a 50% voting interest in a consolidated partnership which trades energy commodities and derivatives. The Corporation also takes forward positions on energy contracts in addition to its hedging program. The combined results of these trading activities were gains of $22 million in 2000, $19 million in 1999 and a loss of $26 million in 1998. Expenses of the trading partnership are included in marketing expenses in the income statement.

   Refining, marketing and shipping results were higher in 1999 than in 1998, primarily due to improved results from the catalytic cracking facility in New Jersey, higher earnings from retail operations and increased trading income.

   Future results of the Corporation's refining and marketing operations will continue to be volatile, reflecting competitive industry conditions and supply and demand factors, including the effects of weather.

   Corporate: Net corporate expenses amounted to $43 million in 2000, $31 million in 1999 and $37 million in 1998. The increase in 2000 reflects lower earnings of an insurance subsidiary and higher compensation and related costs. In 1999, earnings from the insurance subsidiary included dividends from reinsurers, which exceeded dividends received in 2000.

   Interest: After-tax interest expense increased slightly in 2000 compared with 1999. The increase was due to higher interest rates and lower amounts capitalized, partially offset by reduced average borrowings.

   Consolidated Operating Revenues: Sales and other operating revenues increased by 70% in 2000 principally reflecting significantly higher worldwide crude oil, natural gas and refined product selling prices. Sales volumes of foreign crude oil and natural gas also increased, as well as sales of refined products and purchased natural gas in the United States.

   Sales and other operating revenues increased by approximately 18% in 1999, excluding third party sales of the St. Croix refinery in 1998. The increase in the Corporation's revenues in 1999 was principally due to higher crude oil and refined product selling prices and increased crude oil and natural gas sales volumes.

   SPECIAL ITEMS
   After-tax special items in 2000, 1999 and 1998 are summarized below:

--------------------------------------------------------------------------------
                                                         Refining,
                                         Exploration     Marketing
                                                 and           and
Millions of dollars            Total      Production      Shipping    Corporate
--------------------------------------------------------------------------------
2000
Gain on termination
   of acquisition              $  60         $  --         $  --         $60
Costs associated with
   research and devel-
   opment venture                (24)           --           (24)         --
--------------------------------------------------------------------------------
         Total                 $  36         $  --         $ (24)        $60
--------------------------------------------------------------------------------
1999
Gain on asset sales            $ 176         $  30         $ 146         $--
Income tax benefits               54            54            --          --
Impairment of assets
   and operating leases          (99)          (65)          (34)         --
--------------------------------------------------------------------------------
         Total                 $ 131         $  19         $ 112         $--
--------------------------------------------------------------------------------
1998
Gain (loss) on
   asset sales                 $ (50)        $  56         $(106)        $--
Impairment of assets
   and operating leases         (198)         (154)          (44)         --
Severance                        (15)          (15)           --          --
--------------------------------------------------------------------------------
         Total                 $(263)        $(113)        $(150)        $--
================================================================================

   The 2000 gain on termination of the proposed acquisition of another oil company principally reflects foreign currency gains on pound sterling contracts which were purchased in anticipation of the acquisition. These contracts were sold in the fourth quarter resulting in an after-tax gain of $53 million. Also included in this special item is income from a fee on termination of the acquisition, partially offset by transaction costs. The charge of $24 million reflects costs associated with an alternative fuel research and development venture.

   The gain on asset sales of $146 million in 1999 reflects the sale of the Corporation's Gulf Coast and Southeast pipeline terminals and certain retail sites. The Corporation also sold natural gas properties in California, resulting in an after-tax gain of $30 million. Special income tax benefits of $54 million represent the United States tax impact of certain prior year foreign exploration activities and the recognition of capital losses.

   Asset impairments in 1999 included $34 million for the Corporation's crude oil storage terminal in St. Lucia as a result of a storage contract that was not renewed. The carrying value of the terminal had been partially impaired in 1998 reflecting the reduced crude oil storage requirements of the HOVENSA joint venture. Net charges of $38 million were also recorded in 1999 for the write-down in book value of the Corporation's interest in the Trans Alaska Pipeline System.

   The Corporation also recorded a 1999 net charge of $27 million for the additional decline in value of a drilling service fixed-price contract, due to lower market rates. The Corporation had previously impaired drilling service contracts in 1998 by recording a charge of $77 million. Payments on the drilling service contracts were completed by December 31, 2000 and the remaining reserve of $14 million was reversed to income.

   LIQUIDITY AND CAPITAL RESOURCES
   Net cash provided by operating activities, including changes in operating assets and liabilities amounted to $1,843 million in 2000, $770 million in 1999 and $519 million in 1998. The increases in 2000 and 1999 reflect improved earnings and changes in operating assets and liabilities. Excluding balance sheet changes, operating cash flow was $1,948 million in 2000, $1,116 million in 1999 and $521 million in 1998.

   In 1999 and 1998, the Corporation generated additional cash of $395 million and $468 million, respectively, from the proceeds of asset sales.

   The amount of the Corporation's cash and cash equivalents increased to $312 million at December 31, 2000. Total debt was $2,050 million at December 31, 2000 compared with $2,310 million at December 31, 1999. The debt to capitalization ratio decreased to 35% at December 31, 2000 from 43% at year-end 1999. At December 31, 2000, substantially all of the Corporation's outstanding debt was fixed-rate debt. The Corporation had $2 billion of additional borrowing capacity available under its revolving credit agreements and unused lines of credit under uncommitted arrangements with banks of $216 million at December 31, 2000.

   In January 2001, the Corporation replaced its existing revolving credit facilities with two new committed facilities totalling $3 billion. These facilities provide $1.5 billion of short-term borrowing capacity and $1.5 billion of five-year revolving credit.

   The Corporation's Board of Directors approved a $300 million stock repurchase program in March 2000. Through December 31, 2000, 3,444,000 shares have been repurchased for $220 million.

   The Corporation conducts foreign exploration and production activities in the United Kingdom, Norway, Denmark, Gabon, Indonesia, Thailand, Azerbaijan, Algeria and in other countries. The Corporation also has a refining joint venture with a Venezuelan company. Therefore, the Corporation is subject to the risks associated with foreign operations. These exposures may include political risk, credit risk and currency risk. There have not been any material adverse effects on the Corporation's results of operations or financial condition as a result of its dealings with foreign entities.

   CAPITAL EXPENDITURES

   The following table summarizes the Corporation's capital expenditures in 2000, 1999 and 1998:

--------------------------------------------------------------------------------
Millions of dollars                     2000          1999          1998
--------------------------------------------------------------------------------
Exploration and production
   Exploration                          $167          $101        $  242
   Production and development            536           626           915
   Acquisitions                           80            --           150
--------------------------------------------------------------------------------
                                         783           727         1,307
--------------------------------------------------------------------------------
Refining, marketing and shipping
   Operations                            109            70           132
   Acquisitions                           46            --            --
--------------------------------------------------------------------------------
                                         155            70           132
--------------------------------------------------------------------------------
         Total                          $938          $797        $1,439
================================================================================

   During 2000, the Corporation agreed with the Algerian National Oil Company to acquire a 49% interest in three producing Algerian oil fields. The Corporation paid $55 million in 2000 for the redevelopment project and will invest up to $500 million over the next five years for new wells, workovers of existing wells and water injection and gas compression facilities. A significant portion of the future expenditures will be funded by the cash flows from these fields. The Corporation also purchased an additional 1.04% interest in three fields in Azerbaijan. The total purchase price was approximately $70 million, of which $45 million is payable over the next two years. The Corporation now owns a 2.72% interest in these fields.

   During 2000, the Corporation acquired the remaining outstanding stock of the Meadville Corporation for $168 million in cash, deferred payments and preferred stock. The purchase included 178 Merit retail gasoline stations located in the northeastern United States. During the year, the Corporation also purchased certain energy marketing operations.

   The decrease in capital expenditures in 1999 compared with 1998, reflects the completion of several major development projects and the reduced 1999 exploration program. Although not included in capital expenditures above, the Corporation increased its investment in Premier Oil plc, an equity affiliate, by $59 million in 1999. Acquisitions in 1998 included $100 million for exploration and production interests in Azerbaijan.

   Capital expenditures in 2001 are currently expected to be approximately $1,050 million, excluding the acquisitions referred to below. It is anticipated that these expenditures will be financed by internally generated funds.

The Corporation has announced several acquisitions which, if completed as anticipated, will involve additional capital expenditures in 2001. These expenditures will be financed primarily with internally generated funds supplemented by borrowings to the extent necessary. The Corporation reached agreement to purchase substantially all of the assets of a privately held exploration and production company for approximately $750 million, after expected closing adjustments. The properties acquired are located on the Gulf of Mexico shelf and onshore Louisiana. Production currently is averaging approximately 200,000 Mcf of natural gas equivalent per day and is expected to rise to 250,000 Mcf of natural gas equivalent per day in 2003. The Corporation also has agreed to purchase three natural gas properties in the Gulf of Mexico for approximately $95 million, which will add natural gas production of approximately 30,000 Mcf per day. In addition, the Corporation will invest approximately $90 million in a 50% owned joint venture which will operate 120 gasoline stations and 21 travel centers. The Corporation will also acquire a chain of 53 retail outlets that will be financed with operating leases.

DERIVATIVE INSTRUMENTS

The Corporation is exposed to market risks related to volatility in the selling prices of crude oil, natural gas and refined products, as well as to changes in interest rates and foreign currency values. Derivative instruments are used to reduce these price and rate fluctuations. The Corporation has guidelines for, and controls over, the use of derivative instruments.

The Corporation uses futures, forwards, options and swaps to reduce the effects of changes in the selling prices of crude oil, natural gas and refined products. These instruments fix the selling prices of a portion of the Corporation's products and the related gains or losses are an integral part of the Corporation's selling prices. In the fourth quarter of 2000, the Corporation hedged an increased percentage of its crude oil production in anticipation of the proposed acquisition of another oil company. As a result, at December 31 the Corporation had open hedge positions equal to 65% of its estimated 2001 worldwide crude oil production and 25% of its 2002 production. The Corporation also has hedges covering 15% of its 2001 United States natural gas production. The Corporation also uses derivatives in its energy marketing activities to fix the purchase prices of energy products sold under fixed-price contracts. As market conditions change, the Corporation will adjust its hedge positions.

The Corporation owns an interest in a partnership that trades energy commodities and energy derivatives. The accounts of the partnership are consolidated with those of the Corporation. The Corporation also takes trading positions for its own account.

The Corporation uses value at risk to estimate the potential effects of changes in fair values of derivatives and other instruments used in hedging activities and derivatives and commodities used in trading activities. This method determines the potential one-day change in fair value with 95% confidence. The analysis is based on historical simulation and other assumptions. The value at risk is summarized below:



--------------------------------------------------------------------------------
                                                Hedging              Trading
   Millions of dollars                        Activities            Activities
--------------------------------------------------------------------------------
   2000
      At December 31                              $36                  $16
      Average for the year                         25                   15
      High during the year                         36                   18
      Low during the year                          17                    9
--------------------------------------------------------------------------------
   1999
      At December 31                              $13                  $ 6
      Average for the year                          6                    7
      High during the year                         13                   10
      Low during the year                           2                    5
================================================================================

The Corporation may use interest-rate swaps to balance exposure to interest rates. At December 31, 2000, the Corporation has substantially all fixed-rate debt and no interest-rate swaps. At December 31, 1999, the Corporation had $400 million of notional value, interest-rate swaps that decreased its percentage of floating-rate debt to 24%. The Corporation's outstanding debt of $2,050 million has a fair value of $2,149 million at December 31, 2000 ($2,299 at December 31, 1999). A 10% change in interest rates would change the fair value of debt at December 31, 2000 by $110 million. The impact of a 10% change in interest rates on debt and related interest rate swaps at December 31, 1999 was $120 million.

The Corporation uses foreign exchange contracts to reduce its exposure to fluctuating foreign exchange rates, principally the pound sterling. At December 31, 2000, the Corporation has $438 million of notional value foreign exchange contracts ($865 million at December 31, 1999). Generally, the Corporation uses these foreign exchange contracts to fix the exchange rate on net monetary liabilities of its North Sea operations. The change in fair value of the foreign exchange contracts from a 10% change in the exchange rate is estimated to be $40 million at December 31, 2000 ($90 million at December 31, 1999). During the fourth quarter of 2000, the Corporation purchased significant amounts of sterling foreign exchange contracts in anticipation of the proposed acquisition of another oil company. As discussed earlier, these contracts were sold before the end of the year, resulting in a special, after-tax gain of $53 million.

ENVIRONMENT AND SAFETY

Improvement in environmental and safety performance continues to be a goal of the Corporation. The Corporation's awareness of its environmental responsibilities and environmental regulations at the federal, state and local levels have led to programs on energy conservation, pollution control and waste minimization and treatment. To ensure that the Corporation meets its goals and the requirements of regulatory authorities, the Corporation also has programs for compliance evaluation, facility auditing and employee training to monitor operational activities. The trend toward environmental performance improvement raises the Corporation's operating costs and requires increased capital investments.

The Port Reading refining facility and the HOVENSA refinery presently produce gasolines that meet or exceed the current United States requirements for conventional and reformulated gasolines, including the requirements for reformulated gasolines that took effect in 2000 which further mandated decreases in emissions of volatile and toxic organic compounds. In addition, the HOVENSA refinery has desulfurization capabilities enabling it to produce low-sulfur diesel fuel. However, regulatory changes already made or anticipated in the United States will alter the composition and emissions characteristics of motor fuels.

The regulation of motor fuels in the United States and elsewhere continues to be an area of considerable change and will require large capital expenditures in future years. In December 1999, the United States Environmental Protection Agency ("EPA") adopted rules that phase in limitations on the sulfur content of gasoline beginning in 2004. In December 2000, EPA adopted regulations to substantially reduce the allowable sulfur content of diesel fuel by 2006. EPA is also considering restrictions or a prohibition on the use of MTBE, a gasoline additive that is produced by Port Reading and HOVENSA and is used primarily to meet United States regulations requiring oxygenation of reformulated gasolines. California and several other states have already adopted a ban on MTBE use beginning in 2003.

The Corporation and HOVENSA are reviewing options to determine the most cost effective compliance strategies for these fuel regulations. The costs to comply will depend on a variety of factors, including the availability of suitable technology and contractors, the outcome of anticipated litigation regarding the diesel sulfur rule and whether the minimum oxygen content requirement for reformulated gasoline remains in place if MTBE is banned. Other fuel regulations are also under consideration which could result in additional capital expenditures. Future capital expenditures necessary to comply with these regulations may be substantial.

Corporate programs and improved equipment and technologies have reduced the number and size of spills requiring remediation. However, the Corporation expects continuing expenditures for environmental assessment and remediation related primarily to existing conditions. Sites where corrective action may be necessary include gasoline stations, terminals, onshore exploration and production facilities, refineries (including solid waste management units under permits issued pursuant to the Resource Conservation and Recovery Act) and, although not significant, "Superfund" sites where the Corporation has been named a potentially responsible party. The Corporation expects that existing reserves for environmental liabilities will adequately cover costs to assess and remediate known sites.

The Corporation expended $7 million in 2000, $8 million in 1999 and $9 million in 1998 for remediation. In addition, capital expenditures for facilities, primarily to comply with federal, state and local environmental standards, were $5 million in 2000, $2 million in 1999 and $4 million in 1998.

The Corporation strives to provide a safe working environment for its employees, contractors, customers and the public. To achieve this goal, the Corporation sets performance objectives and targets for continual improvement. Programs are in place to enhance safety awareness and knowledge of safety policies. Inspections and audits are used to monitor performance.

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

DIVIDENDS

Cash dividends on common stock totaled $.60 per share ($.15 per quarter) during 2000 and 1999. In March 2001, the Corporation increased its quarterly dividend to $.30 per share.

STOCK MARKET INFORMATION

The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 2000 and 1999 were as follows:


--------------------------------------------------------------------------------
                                          2000                      1999
                                   -------------------       -------------------
   Quarter Ended                     High       Low            High       Low
--------------------------------------------------------------------------------
   March 31                        65 3/4     47 13/16       53 1/4     43 3/4
   June 30                         70 1/8     61 1/16        65 3/8     47 15/16
   September 30                    74 15/16   57 1/4         66 5/16    56 3/4
   December 31                     76 1/4     58 1/8         63 1/16    53 1/2
================================================================================


QUARTERLY FINANCIAL DATA

   Quarterly results of operations for the years ended December 31, 2000 and 1999 follow:



--------------------------------------------------------------------------------
                     Sales                                                Net
Millions of        and other                                            income
dollars, except    operating   Operating      Special         Net      per share
per share data      revenues    earnings       items        income     (diluted)
--------------------------------------------------------------------------------
   2000
      First         $ 2,831       $224         $ --          $  224      $2.47
      Second          2,644        202           --             202       2.24
      Third           2,833        257           --             257       2.86
      Fourth          3,685        304           36(a)          340       3.83
-------------------------------------------------------------------
         Total      $11,993       $987         $ 36          $1,023
===================================================================
   1999
      First         $ 1,539       $ 41         $ 30(b)       $   71      $ .79
      Second          1,430         37           40(b)           77        .86
      Third           1,801         53          106(b)          159       1.75
      Fourth          2,269        176          (45)(c)         131       1.45
-------------------------------------------------------------------
         Total      $ 7,039       $307         $131          $  438
===================================================================

(a) Includes a net gain of $60 million on termination of acquisition, partially offset by a charge of $24 million for costs associated with a research and development venture.

(b)  Represents after-tax gains on asset sales.

(c) Includes special income tax benefits of $54 million, offset by impairment of assets and operating leases of $99 million.

The results of operations for the periods reported herein should not be considered as indicative of future operating results.

STATEMENT OF CONSOLIDATED INCOME

Amerada Hess Corporation and Consolidated Subsidiaries


--------------------------------------------------------------------------------
                                                For the Years Ended December 31
                                                -------------------------------
Millions of dollars, except per share data         2000      1999      1998
--------------------------------------------------------------------------------
REVENUES
   Sales (excluding excise taxes) and other
   operating revenues                            $11,993   $ 7,039   $ 6,580
   Non-operating income
      Gain (loss) on asset sales                    --         273       (26)
      Equity in income (loss) of HOVENSA L.L.C       121         7       (16)
      Other                                          163       142        83
--------------------------------------------------------------------------------
         Total revenues                           12,277     7,461     6,621
--------------------------------------------------------------------------------
COSTS AND EXPENSES
   Cost of products sold                           7,883     4,240     4,373
   Production expenses                               557       487       518
   Marketing expenses                                542       387       379
   Exploration expenses, including dry holes
   and lease impairment                              289       261       349
   Other operating expenses                          234       217       224
   General and administrative expenses               224       232       271
   Interest expense                                  162       158       153
   Depreciation, depletion and amortization          714       649       662
   Impairment of assets and operating leases        --         128       206
--------------------------------------------------------------------------------
         Total costs and expenses                 10,605     6,759     7,135
--------------------------------------------------------------------------------
   Income (loss) before income taxes               1,672       702      (514)
   Provision (benefit) for income taxes              649       264       (55)
--------------------------------------------------------------------------------
NET INCOME (LOSS)                                $ 1,023   $   438   $  (459)
================================================================================
NET INCOME (LOSS) PER SHARE
   Basic                                         $ 11.48   $  4.88   $ (5.12)
   Diluted                                         11.38      4.85     (5.12)
================================================================================

STATEMENT OF CONSOLIDATED RETAINED EARNINGS

--------------------------------------------------------------------------------
                                                 For the Years Ended December 31
                                                 -------------------------------
Millions of dollars, except per share data          2000       1999       1998
--------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                      $2,287     $1,904     $2,463
   Net income (loss)                               1,023        438       (459)
   Dividends declared -- common stock
      ($.60 per share in 2000, 1999 and 1998)        (54)       (55)       (55)
   Common stock acquired and retired                (187)      --          (45)
--------------------------------------------------------------------------------
BALANCE AT END OF YEAR                            $3,069     $2,287     $1,904
================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Amerada Hess Corporation and Consolidated Subsidiaries


--------------------------------------------------------------------------------
                                                               At December 31
                                                            --------------------
Millions of dollars; thousands of shares                      2000        1999
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                $   312     $    41
   Accounts receivable
      Trade                                                   2,949       1,112
      Other                                                      47          63
   Inventories                                                  401         373
   Other current assets                                         406         239
--------------------------------------------------------------------------------
      Total current assets                                    4,115       1,828
--------------------------------------------------------------------------------
INVESTMENTS AND ADVANCES
   HOVENSA L.L.C.                                               831         710
   Other                                                        219         282
--------------------------------------------------------------------------------
      Total investments and advances                          1,050         992
--------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
   Exploration and production                                10,499       9,974
   Refining, marketing and shipping                           1,399       1,091
--------------------------------------------------------------------------------
      Total -- at cost                                       11,898      11,065
   Less reserves for depreciation, depletion,
      amortization and lease impairment                       7,575       7,013
--------------------------------------------------------------------------------
      Property, plant and equipment -- net                    4,323       4,052
--------------------------------------------------------------------------------
NOTE RECEIVABLE                                                 443         539
--------------------------------------------------------------------------------
DEFERRED INCOME TAXES AND OTHER ASSETS                          343         317
--------------------------------------------------------------------------------
TOTAL ASSETS                                                $10,274     $ 7,728
================================================================================

--------------------------------------------------------------------------------
                                                                At December 31
                                                              ------------------
                                                                2000      1999
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable -- trade                                   $ 1,875    $  772
  Accrued liabilities                                           1,158       625
  Taxes payable                                                   440       159
  Notes payable                                                     7        18
  Current maturities of long-term debt                             58         5
--------------------------------------------------------------------------------
     Total current liabilities                                  3,538     1,579
--------------------------------------------------------------------------------
LONG-TERM DEBT                                                  1,985     2,287
--------------------------------------------------------------------------------
DEFERRED LIABILITIES AND CREDITS
  Deferred income taxes                                           510       442
  Other                                                           358       382
--------------------------------------------------------------------------------
     Total deferred liabilities and credits                       868       824
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Preferred stock, par value $1.00, 20,000 shares authorized
  3% cumulative convertible series
     Authorized -- 330 shares
     Issued -- 327 shares in 2000 ($16 million
       liquidation preference)                                     --        --
  Common stock, par value $1.00
     Authorized -- 200,000 shares
     Issued -- 88,744 shares in 2000; 90,676 shares in 1999        89        91
  Capital in excess of par value                                  864       782
  Retained earnings                                             3,069     2,287
  Accumulated other comprehensive income                         (139)     (122)
--------------------------------------------------------------------------------
     Total stockholders' equity                                 3,883     3,038
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $10,274    $7,728
================================================================================

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities.

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS

Amerada Hess Corporation and Consolidated Subsidiaries


------------------------------------------------------------------------------------------------------------------------------------
                                                                                       For the Years Ended December 31
                                                                                 --------------------------------------------
Millions of dollars                                                                2000              1999              1998
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                             $ 1,023           $   438           $  (459)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Depreciation, depletion and amortization                                    714               649               662
         Impairment of assets and operating leases                                  --                 128               206
         Exploratory dry hole costs                                                  133                69               160
         Lease impairment                                                             33                36                31
         (Gain) loss on asset sales                                                 --                (273)               26
         Provision (benefit) for deferred income taxes                               164                62              (138)
         Undistributed earnings of affiliates                                       (119)                7                33
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   1,948             1,116               521
         Changes in other operating assets and liabilities
            (Increase) decrease in accounts receivable                            (1,792)             (155)                6
            (Increase) decrease in inventories                                       (23)               80               122
            Increase (decrease) in accounts payable, accrued
               liabilities and deferred revenue                                    1,617              (175)              186
            Increase (decrease) in taxes payable                                     272                53               (87)
            Changes in prepaid expenses and other                                   (179)             (149)             (229)
------------------------------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                           1,843               770               519
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures
      Exploration and production                                                    (783)             (727)           (1,307)
      Refining, marketing and shipping                                              (155)              (70)             (132)
------------------------------------------------------------------------------------------------------------------------------------
               Total capital expenditures                                           (938)             (797)           (1,439)
   Investment in affiliates                                                          (38)              (59)             --
   Proceeds from asset sales and other                                                27               432               503
------------------------------------------------------------------------------------------------------------------------------------
               Net cash used in investing activities                                (949)             (424)             (936)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance (repayment) of notes                                                     (11)               15               (14)
   Long-term borrowings                                                             --                 990               848
   Repayment of long-term debt                                                      (396)           (1,348)             (317)
   Cash dividends paid                                                               (54)              (54)              (55)
   Common stock acquired                                                            (220)             --                 (59)
   Stock options exercised                                                            59                18              --
------------------------------------------------------------------------------------------------------------------------------------
               Net cash provided by (used in) financing activities                  (622)             (379)              403
------------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (1)             --                  (3)
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 271               (33)              (17)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        41                74                91
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $   312           $    41           $    74
====================================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CHANGES IN PREFERRED STOCK,
COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE

Amerada Hess Corporation and Consolidated Subsidiaries


------------------------------------------------------------------------------------------------------------------------------------
                                                        Preferred Stock                   Common stock
                                                    ----------------------        ----------------------------
                                                                                                                        Capital in
                                                    Number of                     Number of                              excess of
   Millions of dollars; thousands of shares           shares        Amount          shares             Amount            par value
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998                              --          $  --            91,451           $     91           $    775
   Cancellations of nonvested common
     stock awards (net)                                 --             --               (26)                --                 (2)
   Common stock acquired and retired                    --             --            (1,071)                (1)                (9)
   Employee stock options exercised                     --             --                 3                 --                 --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                            --             --            90,357                 90                764
   Cancellations of nonvested common
     stock awards (net)                                 --             --                (3)                --                 --
   Employee stock options exercised                     --             --               322                  1                 18
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                            --             --            90,676                 91                782
   Distributions to trustee of nonvested
     common stock awards (net)                          --             --               461                 --                 28
   Common stock acquired and retired                    --             --            (3,475)                (3)               (31)
   Employee stock options exercised                     --             --             1,082                  1                 69
   Issuance of preferred stock                         327             --                --                 --                 16
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                           327          $  --            88,744           $     89           $    864
====================================================================================================================================

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           For the Years Ended December 31
                                                                                   ------------------------------------------------
   Millions of dollars                                                              2000                 1999                 1998
------------------------------------------------------------------------------------------------------------------------------------
   COMPONENTS OF COMPREHENSIVE INCOME (LOSS)
      Net income (loss)                                                            $1,023                $438                $(459)
      Change in foreign currency translation adjustment                               (17)                 (7)                  (2)
------------------------------------------------------------------------------------------------------------------------------------
   COMPREHENSIVE INCOME (LOSS)                                                     $1,006                $431                $(461)
====================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amerada Hess Corporation and Consolidated Subsidiaries


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Amerada Hess Corporation and subsidiaries (the "Corporation") engage in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. These activities are conducted primarily in the United States, United Kingdom, Norway, Denmark and Gabon. The Corporation also has oil and gas activities in Algeria, Azerbaijan, Indonesia, Thailand, Brazil and other countries. In addition, the Corporation manufactures, purchases, transports, trades and markets refined petroleum and other energy products. The Corporation owns 50% of HOVENSA L.L.C., a refinery joint venture in the United States Virgin Islands. An additional refining facility, terminals and retail gasoline stations are located on the East Coast of the United States.

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

Investments in affiliated companies, 20% to 50% owned, including HOVENSA, the Corporation's refining joint venture, are stated at cost of acquisition plus the Corporation's equity in undistributed net income since acquisition, except as stated below. The change in the equity in net income of these companies is included in non-operating income in the income statement. The Corporation consolidates a trading partnership in which it owns a 50% voting interest and over which it exercises control.

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

The Corporation does not carry the capitalized costs of exploratory wells as assets for more than one year, unless oil and gas reserves are found and classified as proved, or additional exploration is underway or planned. If exploratory wells do not meet these conditions, the costs are charged to expense.

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

Trading: Energy trading activities are marked to market, with gains and losses recorded in operating revenue.

2. SPECIAL ITEMS

2000: The Corporation recorded a gain of $97 million ($60 million after income taxes) from the termination of its proposed acquisition of another oil company. The income principally reflects foreign currency gains on pound sterling contracts which were purchased in anticipation of the acquisition. These contracts were subsequently liquidated at an after-tax gain of $53 million. The Corporation also recorded income from a termination payment which was received from the other company, partially offset by transaction costs. The combined results of this transaction were recorded as a special item in the Corporate segment. Refining and marketing results include a charge of $38 million ($24 million after income taxes) for costs associated with an alternative fuel research and development venture. Both of the special items are reflected in non-operating income in the income statement.

1999: The Corporation recorded a gain of $274 million ($176 million after income taxes) from the sale of its Gulf Coast and Southeast pipeline terminals, natural gas properties in California and certain retail sites. Exploration and production results included special income tax benefits of $54 million, reflecting the timing of deductions for certain prior year foreign drilling costs and capital losses.

Exploration and production earnings also included an impairment of $59 million ($38 million after income taxes) for the Corporation's interest in the Trans Alaska Pipeline System. The Corporation has no crude oil production in Alaska and there has been a significant reduction in crude oil volumes shipped through the Corporation's share of the pipeline. Refining and marketing results included an asset impairment of $34 million (with no income tax benefit) for the Corporation's crude oil storage terminal in St. Lucia, due to the nonrenewal of a major third party storage contract. The terminal had been partially impaired in 1998 as a result of the reduced crude oil storage requirements of the HOVENSA joint venture. The Corporation also accrued $35 million ($27 million after income taxes) for a further decline in the value of a drilling service fixed-price contract due to lower market rates. During 2000, $41 million of drilling contract payments were charged against the reserve and the remaining balance of $14 million was reversed to income.

Gains on asset sales are included on a separate line in non-operating income in the income statement. The impairment of carrying values of the Alaska pipeline and the crude oil storage terminal and the loss on the drilling service contract are reflected in a separate impairment line in the income statement.

1998: The Corporation recorded a loss of $106 million in connection with the sale of the 50% interest in the fixed assets of its Virgin Islands refinery. The Corporation also recorded an additional charge of $44 million for the reduction in carrying value of its crude oil storage terminal in St. Lucia that was used less as a result of the joint venture. No income tax benefit was recorded on either charge. Exploration and production results included a charge of $90 million ($77 million after income taxes) for the reduction in market value of drilling service fixed-price contracts. A charge of $54 million ($35 million after income taxes) was also recorded for the impairment of capitalized costs related to a North Sea oil discovery that was uneconomic. The Corporation expensed $29 million for its share of asset impairment of an equity affiliate and $13 million for the reduction in carrying value of developed and undeveloped properties in the United States and United Kingdom. In addition, the Corporation recorded gains of $80 million ($56 million after income taxes) on the sale of oil and gas assets in the United States and Norway. The Corporation also recorded pre-tax charges of $23 million ($15 million after income taxes) for severance and related exit costs.

3. ACCOUNTING CHANGES

The Corporation adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. This statement requires that the Corporation recognize all derivatives on the balance sheet at fair value. For derivatives that hedge changes in the fair value of assets, liabilities or firm commitments, the gains or losses are recognized in earnings together with the offsetting losses or gains on the hedged items. For derivatives that hedge cash flows of forecasted transactions, the gains or losses are recognized in other comprehensive income until the hedged items are recognized in income. For derivatives that are not hedges, the change in fair value must be recognized in income. The Corporation estimates that the transition adjustment resulting from applying the new rules will be a cumulative after-tax increase in other comprehensive income of approximately $100 million. The after-tax effect on net income is not expected to be material. The transition adjustment will be recognized in the first quarter of 2001. The accounting change will also affect assets and liabilities recorded on the Corporation's balance sheet.

On January 1, 1999, the Corporation adopted the last-in, first-out (LIFO) inventory method for valuing its refining and marketing inventories. The change to LIFO decreased net income by $97 million for the year ended December 31, 1999 ($1.08 per share basic and diluted).

4. INVENTORIES

Inventories at December 31 are as follows:


--------------------------------------------------------------------------------
   Millions of dollars                                 2000             1999
--------------------------------------------------------------------------------
   Crude oil and other charge stocks                  $  103           $   67
   Refined and other finished products                   502              393
   Less: LIFO adjustment                                (281)            (149)
--------------------------------------------------------------------------------
                                                         324              311
   Materials and supplies                                 77               62
--------------------------------------------------------------------------------
            Total                                     $  401           $  373
================================================================================

5. REFINING JOINT VENTURE

In 1998, the Corporation formed HOVENSA L.L.C., a 50% joint venture with Petroleos de Venezuela, S.A. (PDVSA). HOVENSA owns and operates the Virgin Islands refinery, previously wholly-owned by the Corporation.

The Corporation's investment in the joint venture is accounted for using the equity method. Summarized financial information for HOVENSA as of December 31, 2000, 1999 and 1998 and for the years 2000 and 1999 and two months of 1998 since inception follows:

--------------------------------------------------------------------------------
Millions of dollars                       2000          1999           1998
--------------------------------------------------------------------------------
SUMMARIZED BALANCE SHEET INFORMATION
At December 31
Current assets                           $   523       $   433       $   352
Net fixed assets                           1,595         1,328         1,344
Other assets                                  37            27            28
Current liabilities                         (425)         (282)         (134)
Long-term debt                              (131)         (150)         (250)
Deferred liabilities
   and credits                               (22)          (26)          (28)
--------------------------------------------------------------------------------
   Partners' equity                      $ 1,577       $ 1,330       $ 1,312
--------------------------------------------------------------------------------

SUMMARIZED INCOME STATEMENT INFORMATION
For the periods ended December 31

Total revenues                           $ 5,243       $ 3,082       $   345

Costs and expenses                        (4,996)       (3,064)         (376)(b)
--------------------------------------------------------------------------------
   Net income (loss)(a)                  $   247       $    18       $   (31)
================================================================================

(a) The Corporation's share of HOVENSA's income was $121 million in 2000 and $7 million in 1999 and its share of the 1998 loss was $16 million.

(b) 1998 results include an inventory writedown of $32 million, which reduced costs of products sold in 1999.

The Corporation purchased refined products from HOVENSA at a cost of approximately $2,080 million during 2000, $1,196 million during 1999 and $151 million during the two months ended December 31, 1998. The Corporation sold crude oil to HOVENSA at a cost of approximately $98 million during 2000, $81 million during 1999 and $7 million during the two months ended December 31, 1998.

As part of the formation of the joint venture, PDVSA, V.I., a wholly-owned subsidiary of PDVSA, purchased a 50% interest in the fixed assets of the Corporation's Virgin Islands refinery for $63 million in cash and a 10-year note from PDVSA V.I. for $563 million bearing interest at 8.46% per annum and requiring principal payments over its term. At December 31, 2000 and December 31, 1999, the principal balance of the note was $491 million and $539 million, respectively. In addition, there is a $125 million, 10-year, contingent note, also bearing interest at 8.46% per annum. The contingent note was not valued for accounting purposes. PDVSA V.I.'s payment obligations under both notes are guaranteed by PDVSA and secured by a pledge of PDVSA V.I.'s interest in the joint venture.

In February 2000, HOVENSA reached agreement on a $600 million bank financing for the construction of a 58 thousand barrel per day delayed coking unit and related facilities at its refinery and for general working capital requirements. In connection with the financing, the Corporation and PDVSA V.I. agreed to amend the note received by the Corporation at the formation of the joint venture. PDVSA V.I. deferred principal payments on the note and the interest rate was increased to 9.46%. However, in October 2000, PDVSA V.I. exercised its option to repay principal in accordance with the original amortization schedule and the interest rate was reduced to the original rate of 8.46%. Principal payments are due ratably until maturity on February 14, 2009.

6. SHORT-TERM NOTES AND RELATED LINES OF CREDIT

Short-term notes payable to banks amounted to $7 million at December 31, 2000 and $18 million at December 31, 1999. The weighted average interest rates on these borrowings were 6.8% and 6.3% at December 31, 2000 and 1999, respectively. At December 31, 2000, the Corporation has uncommitted arrangements with banks for unused lines of credit aggregating $216 million.

7. LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

--------------------------------------------------------------------------------
Millions of dollars                                        2000            1999
--------------------------------------------------------------------------------
7 3/8% and 7 7/8% Debentures,
   due in 2009 and 2029                                  $  990          $  990
6.1% Marine Terminal Revenue
   Bonds -- Series 1994 --
   City of Valdez, Alaska,
   due 2024                                                  20              20
Pollution Control Revenue Bonds,
   weighted average rate 6.6%,
   due through 2022                                          53              53
Fixed rate notes, payable principally
   to insurance companies,
   weighted average rate 8.5%,
   due through 2014                                         645             915
Global Revolving Credit Facility
   with banks                                                --             120
Project lease financing, weighted
   average rate 5.1%, due
   through 2014                                             178             183
Notes payable on asset purchases,
   weighted average rate 6.6%,
   due through 2003                                         147              --
Capitalized lease obligations,
   weighted average rate 6.9%,
   due through 2009                                           7               8
Other loans, weighted average rate
   8.0%, due through 2007                                     3               3
--------------------------------------------------------------------------------
                                                          2,043           2,292
Less amount included in
   current maturities                                        58               5

--------------------------------------------------------------------------------
         Total                                           $1,985          $2,287
================================================================================

The aggregate long-term debt maturing during the next five years is as follows (in millions): 2001 -- $58 (included in current liabilities); 2002 -- $272; 2003 -- $28; 2004 -- $10 and 2005 -- $25.

The Corporation's long-term debt agreements contain various restrictions and conditions, including working capital requirements and limitations on total borrowings and cash dividends. At December 31, 2000, the Corporation exceeded the required working capital ratio. Under the agreements, the Corporation is permitted to borrow an additional $3.7 billion for the construction or acquisition of assets. In addition, at December 31, 2000 it has $1.5 billion of retained earnings free of dividend restrictions.

At December 31, 2000, the Corporation had an undrawn $2 billion Global Revolving Credit Facility, which was due to expire in 2002. In January 2001, this facility was replaced with two new committed revolving credit facilities (the "Facilities"). The first, provides for $1.5 billion of short-term revolving credit through January 2002. The second, is for $1.5 billion of five-year revolving credit which expires in January 2006. Borrowings under the Facilities bear interest at .525% and .50%, respectively, above the London Interbank Offered Rate. Facility fees of .10% and .125% per annum are payable on the amount of the credit lines. The Corporation has the option to extend up to $500 million of debt outstanding under the short-term revolving credit facility for an additional 364 days.

In 1999, the Corporation issued $1 billion of public debentures, of which $300 million bears interest at 7 3/8% and is due in 2009 and the remainder bears interest at 7 7/8% and is due in 2029. The unamortized discount at December 31, 2000 totals $10 million.

In 2000, 1999 and 1998, the Corporation capitalized interest of $3 million, $16 million and $24 million, respectively, on major development projects. The total amount of interest paid (net of amounts capitalized), principally on short-term and long-term debt, in 2000, 1999 and 1998 was $173 million, $145 million and $154 million, respectively.

8. STOCK BASED COMPENSATION PLANS

The Corporation has outstanding stock options and nonvested common stock under its 1995 Long-Term Incentive Plan (as amended) and its Executive Long-Term Incentive Compensation and Stock Ownership Plan (which expired in 1997). Generally, stock options vest one year from the date of grant and the exercise price equals or exceeds the market price on the date of grant. Nonvested common stock vests three or five years from the date of grant, depending on the terms of the award.

The Corporation's stock option activity in 2000, 1999 and 1998 consisted of the following:

--------------------------------------------------------------------------------
                                                                   Weighted-
                                                                    average
                                               Options           exercise price
                                             (thousands)            per share
--------------------------------------------------------------------------------
Outstanding at January 1, 1998                  2,248                $57.43
Granted                                           873                 53.05
Exercised                                          (3)                49.75
Forfeited                                         (23)                56.22
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                3,095                 56.21
Granted                                         1,804                 55.66
Exercised                                        (322)                53.22
Forfeited                                         (70)                58.08
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                4,507                 56.18
Granted                                           870                 60.39
Exercised                                      (1,082)                54.41
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                4,295                $57.47
================================================================================
Exercisable at December 31, 1998                2,230                $57.44
Exercisable at December 31, 1999                2,702                 56.52
Exercisable at December 31, 2000                3,425                 56.73
================================================================================

Exercise prices for employee stock options at December 31, 2000 ranged from $49.00 to $65.94 per share. The weighted-average remaining contractual life of employee stock options is 7.9 years.

The Corporation uses the Black-Scholes model to estimate the fair value of employee stock options for pro forma disclosure of the effects on net income and earnings per share. The Corporation used the following weighted-average assumptions in the Black-Scholes model for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.4%, 5.9% and 5.6%; expected stock price volatility of .225, .207 and .218; dividend yield of 1.0%, 1.1% and 1.1%; and an expected life of seven years. The Corporation's net income would have been reduced by approximately $17 million in 2000, $6 million in 1999 and $19 million in 1998 ($.19 per share in 2000, $.07 per share in 1999 and $.21 per share in 1998, diluted) if option expense were recorded using the fair value method.

The weighted-average fair values of options granted for which the exercise price equaled the market price on the date of grant were $20.04 in 2000, $18.45 in 1999 and $17.50 in 1998.

Total compensation expense for nonvested common stock was $7 million in 2000, $10 million in 1999 and $16 million in 1998. Awards of nonvested common stock were as follows:


--------------------------------------------------------------------------------
                                       Shares of
                                       nonvested            Weighted-
                                     common stock            average
                                        awarded           price on date
                                      (thousands)           of grant
--------------------------------------------------------------------------------
   Granted in 1998                         18               $ 53.08
   Granted in 1999                         24                 56.07
   Granted in 2000                        519                 59.65
================================================================================


At December 31, 2000, the number of common shares reserved for issuance is as follows (in thousands):


--------------------------------------------------------------------------------
   1995 Long-Term Incentive Plan
      Future awards                                                     2,549
      Stock options outstanding                                         4,295
      Stock appreciation rights                                            31
   Warrants*                                                            1,061
--------------------------------------------------------------------------------
            Total                                                       7,936
================================================================================

*Issued in connection with an insurance company financing, exercisable through June 27, 2001 at $64.08 per share. In February 2001, the parties agreed that upon exercise, the warrants will be settled in cash with no shares issued.

9. FOREIGN CURRENCY TRANSLATION

Worldwide foreign currency gains amounted to $45 million, after income taxes, including the $53 million gain related to the special item on termination of the proposed acquisition. After-tax foreign currency gains in 1999 and 1998 amounted to $17 million and $3 million, respectively. Effective January 1, 1999, the Corporation changed the functional currency of its United Kingdom operations from the British pound sterling to the U.S. dollar.

   10. PENSION PLANS

   The Corporation has defined benefit pension plans for substantially all of its employees. The following table reconciles the benefit obligation and fair value of plan assets and shows the funded status:

--------------------------------------------------------------------------------
   Millions of dollars                                      2000       1999
--------------------------------------------------------------------------------
Reconciliation of pension benefit obligation
   Benefit obligation at January 1                         $ 501      $ 543
   Service cost                                               18         22
   Interest cost                                              37         34
   Actuarial (gain) loss                                      34        (72)
   Acquisition of business                                    25         --
   Benefit payments                                          (26)       (26)
--------------------------------------------------------------------------------
      Pension benefit obligation at
         December 31                                         589        501
--------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
   Fair value of plan assets at January 1                    534        477
   Actual return on plan assets                              (13)        63
   Employer contributions                                     14         20
   Acquisition of business                                    34         --
   Benefit payments                                          (26)       (26)
--------------------------------------------------------------------------------
      Fair value of plan assets at
         December 31                                         543        534
--------------------------------------------------------------------------------
Funded status at December 31
   Funded status                                             (46)        33
   Unrecognized prior service cost                             6          8
   Unrecognized gain                                          (5)       (92)
--------------------------------------------------------------------------------
      Accrued pension liability                            $ (45)     $ (51)
================================================================================

Pension expense consisted of the following:


--------------------------------------------------------------------------------
Millions of dollars                              2000       1999       1998
--------------------------------------------------------------------------------
Service cost                                    $  18      $  22      $  19
Interest cost                                      37         34         33
Expected return on
   plan assets                                    (45)       (41)       (36)
Amortization of prior
   service cost                                     2          1          1
Amortization of net gain                           (1)        --         --
--------------------------------------------------------------------------------
      Pension expense                           $  11      $  16      $  17
================================================================================

Prior service costs and gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the average remaining service period of active employees.

The weighted-average actuarial assumptions used by the Corporation's pension plans at December 31 were as follows:


--------------------------------------------------------------------------------
                                                            2000         1999
--------------------------------------------------------------------------------
   Discount rate                                            7.0%         7.3%
   Expected long-term rate of return on
      plan assets                                           8.7%         8.7%
   Rate of compensation increases                           4.5%         4.5%
================================================================================

The Corporation also has a nonqualified supplemental pension plan covering certain employees. The supplemental pension plan provides for incremental pension payments from the Corporation's funds so that total pension payments equal amounts that would have been payable from the Corporation's principal pension plan were it not for limitations imposed by income tax regulations. The benefit obligation related to this unfunded plan totaled $47 million at December 31, 2000 and $38 million at December 31, 1999. Pension expense for the plan was $7 million in 2000 and 1999 and $6 million in 1998. The Corporation has accrued $35 million for this plan at December 31, 2000 and $29 million at December 31, 1999. The trust established to fund the supplemental plan held assets valued at $19 million at December 31, 2000 and $14 million at December 31, 1999.

11. PROVISION FOR INCOME TAXES

The provision (benefit) for income taxes consisted of:


--------------------------------------------------------------------------------
Millions of dollars                         2000          1999          1998
--------------------------------------------------------------------------------
United States Federal
   Current                                 $  92         $   6         $   9
   Deferred                                   62            82           (68)
State                                         22             6             2
--------------------------------------------------------------------------------
                                             176            94           (57)
--------------------------------------------------------------------------------
Foreign
   Current                                   371           189            71
   Deferred                                  102           (15)          (66)
--------------------------------------------------------------------------------
                                             473           174             5
--------------------------------------------------------------------------------
Adjustment of deferred tax
   liability for foreign
   income tax rate change                     --            (4)           (3)
--------------------------------------------------------------------------------
         Total                             $ 649         $ 264*        $ (55)
================================================================================

*Includes a benefit of $54 million representing deductions for certain prior year foreign drilling costs and capital losses.

Income (loss) before income taxes consisted of the following:

--------------------------------------------------------------------------------
   Millions of dollars                        2000         1999         1998
--------------------------------------------------------------------------------
   United States                            $  497         $397        $(205)
   Foreign*                                  1,175          305         (309)
--------------------------------------------------------------------------------
            Total                           $1,672         $702        $(514)
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

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

--------------------------------------------------------------------------------
Millions of dollars                                      2000           1999
--------------------------------------------------------------------------------
Deferred tax liabilities
   Fixed assets and investments                         $ 350          $ 320
   Foreign petroleum taxes                                202            225
   Other                                                   97             56
--------------------------------------------------------------------------------
         Total deferred tax liabilities                   649            601
--------------------------------------------------------------------------------
Deferred tax assets
   Accrued liabilities                                     99             98
   Net operating and capital loss
      carryforwards                                       171            300
   Tax credit carryforwards                               122            138
   Other                                                   28             79
--------------------------------------------------------------------------------
         Total deferred tax assets                        420            615
   Valuation allowance                                   (111)          (182)
--------------------------------------------------------------------------------
         Net deferred tax assets                          309            433
--------------------------------------------------------------------------------
         Net deferred tax liabilities                   $ 340          $ 168
================================================================================

The difference between the Corporation's effective income tax rate and the United States statutory rate is reconciled below:

--------------------------------------------------------------------------------
                                             2000         1999         1998
--------------------------------------------------------------------------------
United States statutory rate                 35.0%        35.0%       (35.0)%
Effect of foreign operations,
   including foreign tax credits              3.5          3.0         24.2
State income taxes, net of
   Federal income tax benefit                  .8           .6           .2
Prior year adjustments                        (.6)         (.8)         (.3)
Other                                          .1          (.2)          .2
--------------------------------------------------------------------------------
         Total                               38.8%        37.6%       (10.7)%
================================================================================

The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $1.3 billion at December 31, 2000, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $135 million would have been required.

For income tax reporting at December 31, 2000, the Corporation has general business credit carryforwards of $17 million. In addition, the Corporation has alternative minimum tax credit carryforwards of approximately $105 million, which can be carried forward indefinitely. At December 31, 2000, a net operating loss carryforward of approximately $750 million is also available to offset income of the HOVENSA joint venture partners.

Income taxes paid (net of refunds) in 2000, 1999 and 1998 amounted to $249 million, $141 million and $140 million, respectively.

12. NET INCOME PER SHARE

The weighted average number of common shares used in the basic and diluted earnings per share computations are summarized below:


--------------------------------------------------------------------------------
Thousands of shares                         2000           1999           1998
--------------------------------------------------------------------------------
Common shares -- basic                     89,063         89,692         89,585
Effect of dilutive securities
   Nonvested common stock                     358            436             --
   Stock options                              339            152             --
   Convertible preferred stock                118             --             --
--------------------------------------------------------------------------------
Common shares -- diluted                   89,878         90,280         89,585
================================================================================

Diluted common shares include shares that would be outstanding assuming the fulfillment of restrictions on nonvested shares, the exercise of stock options and the conversion of preferred stock. In 1998, the above table excludes the antidilutive effect of 666,000 nonvested common shares and 78,000 stock options. The table also excludes the effect of out-of-the-money options on 1,063,000 shares, 1,609,000 shares and 1,626,000 shares in 2000, 1999 and 1998, respectively.

13. LEASED ASSETS

The Corporation and certain of its subsidiaries lease floating production systems, drilling rigs, tankers, gasoline stations, office space and other assets for varying periods. Capital leases are not material. At December 31, 2000, future minimum rental payments applicable to noncancelable operating leases with remaining terms of one year or more (other than oil and gas leases) are as follows:

--------------------------------------------------------------------------------
                                                                Operating
   Millions of dollars                                           Leases
--------------------------------------------------------------------------------
   2001                                                          $   153
   2002                                                               93
   2003                                                               78
   2004                                                               69
   2005                                                               44
   Remaining years                                                   501
--------------------------------------------------------------------------------
   Total minimum lease payments                                      938
   Less income from subleases                                         12
--------------------------------------------------------------------------------
   Net minimum lease payments                                    $   926
================================================================================

Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:


--------------------------------------------------------------------------------
Millions of dollars                    2000             1999             1998
--------------------------------------------------------------------------------
Total rental expense                   $199             $156             $179
Less income from subleases               86               51               30
--------------------------------------------------------------------------------
      Net rental expense               $113             $105             $149
================================================================================

14. FINANCIAL INSTRUMENTS, HEDGING AND TRADING ACTIVITIES

The Corporation uses futures, forwards, options and swaps, individually or in combination, to reduce the effects of fluctuations in crude oil, natural gas and refined product prices and in fixed-price sales contracts. Foreign currency contracts are used to protect the Corporation from fluctuations in exchange rates. In addition, the Corporation may use interest-rate swaps to adjust the interest rates on a portion of its long-term debt.

Commodity Hedging: At December 31, 2000, the Corporation's hedging activities included commodity future, option and swap contracts, maturing mainly in 2001 and 2002 and covering 88 million barrels of crude oil (31 million barrels of crude oil and refined products in 1999). The Corporation also hedged 20 million Mcf of natural gas at December 31, 2000, maturing in 2001.

The Corporation produced 96 million barrels of crude oil and natural gas liquids and 249 million Mcf of natural gas in 2000, and had approximately 16 million barrels of crude oil and refined products in its refining and marketing inventories at December 31, 2000. Since the contracts described above are designated as hedges and correlate to price movements of crude oil, natural gas and refined products, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation's hedged inventory or production. At December 31, 2000, after-tax deferred gains from the Corporation's hedging contracts expiring through 2002 were approximately $100 million, of which $131 million were unrealized net gains and $31 million were realized net losses. There was $41 million of losses at December 31, 1999, including $32 million of unrealized losses.

Financial Instruments: The Corporation has $438 million of notional value foreign currency forward and purchased option contracts maturing generally in 2001 ($865 million at December 31, 1999) and $365 million in letters of credit outstanding ($145 million at December 31, 1999). At December 31, 2000, the Corporation has no interest-rate swaps outstanding ($400 million at December 31, 1999). Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

Fair Value Disclosure: The carrying amounts of cash and cash equivalents, short-term debt and long-term, variable-rate debt approximate fair value. The Corporation estimates the fair value of its long-term, fixed-rate note receivable and debt generally using discounted cash flow analysis based on current interest rates for instruments with similar maturities. Interest-rate swaps and foreign currency exchange contracts are valued based on current termination values or quoted market prices of comparable contracts. The Corporation's valuation of commodity contracts considers quoted market prices, time value, volatility of the underlying commodities and other factors.

The carrying amounts of the Corporation's financial instruments and commodity contracts, including those used in the Corporation's hedging and trading activities, generally approximate their fair values at December 31, 2000, except as follows:


---------------------------------------------------------------------------------------------
                                         2000                                 1999
                               -------------------------          ---------------------------
                               Balance                             Balance
Millions of dollars,             Sheet             Fair              Sheet             Fair
asset (liability)               Amount            Value             Amount            Value
                                ------            ------            ------            ------
Long-term, fixed-rate
   note receivable             $   491           $   467           $   539           $   493
Fixed-rate debt                 (1,991)           (2,090)           (2,163)           (2,141)
Interest-rate swaps                 --                --                --               (11)
=============================================================================================

Market and Credit Risks: The Corporation's financial instruments expose it to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

Commodity Trading: The Corporation, principally through a consolidated partnership, trades energy commodities, including futures, forwards, options and swaps, based on expectations of future market conditions. The Corporation's results from trading activities, including its share of the earnings of the trading partnership which has been profitable in each year, amounted to net income of $22 million in 2000, $19 million in 1999 and a net loss of $26 million in 1998.

The following table presents the year-end fair values of energy commodities and derivative instruments used in trading activities and the average aggregate fair values during the year:

-----------------------------------------------------------------------------------------
                                        Fair Value
                             ------------------------------------------------------------
                                   At           Average              At         Average
Millions of dollars,         Dec. 31,               for        Dec. 31,             for
asset (liability)                2000              2000            1999            1999
-----------------------------------------------------------------------------------------
Commodities                   $     6           $    17           $  69           $  85
Futures and forwards
   Assets                         223               468             225             143
   Liabilities                   (379)             (490)           (233)           (148)
Options
   Held                         1,086               475             178              67
   Written                     (1,043)             (617)           (192)            (76)
Swaps
   Assets                       1,377             1,081             546             356
   Liabilities                 (1,372)           (1,077)           (549)           (342)
=========================================================================================

Notional amounts of commodities and derivatives relating to trading activities follow:

----------------------------------------------------------------------
                                                    At December 31,
                                               -----------------------
Millions of barrels of oil equivalent            2000           1999
----------------------------------------------------------------------
Commodities                                        --              3
Futures and forwards
   Long                                            69            177
   Short                                          (74)          (168)
Options
   Held                                         2,115            343
   Written                                     (2,173)          (318)
Swaps*
   Held                                           878            304
   Written                                       (858)          (329)
======================================================================

* Includes 50 million barrels long and 33 million barrels short related to basis swaps at December 31, 2000 (41 million barrels long and 53 million barrels short in 1999).

15. SEGMENT INFORMATION

The information which follows is required by FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and includes financial information by geographic area and operating segment. Financial information by major geographic area for each of the three years ended December 31, 2000 follows:

------------------------------------------------------------------------------------
                             United                                       Consoli-
Millions of dollars         States*          Europe         Other            dated
------------------------------------------------------------------------------------

2000
   Operating revenues        $8,953          $2,825          $215          $11,993
   Property, plant and
      equipment (net)         1,558           2,269           496            4,323
------------------------------------------------------------------------------------
1999
   Operating revenues        $4,948          $1,944          $147          $ 7,039
   Property, plant and
      equipment (net)         1,289           2,396           367            4,052
------------------------------------------------------------------------------------
1998
   Operating revenues        $5,046          $1,474          $ 60          $ 6,580
   Property, plant and
      equipment (net)         1,457           2,351           384            4,192
====================================================================================

*  Includes U.S. Virgin Islands and shipping operations.

The Corporation operates principally in the petroleum industry and its operating segments are (1) exploration and production and (2) refining, marketing and shipping. Exploration and production operations include the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. Refining, marketing and shipping operations include the manufacture, purchase, transportation, trading and marketing of petroleum and other energy products.

The following table presents financial data by operating segment for each of the three years ended December 31, 2000:


-----------------------------------------------------------------------------------------------------------------------------------
                                                               Exploration         Refining,
                                                                       and         Marketing
   Millions of dollars                                          Production      and Shipping           Corporate      Consolidated*
-----------------------------------------------------------------------------------------------------------------------------------
2000
   Operating revenues
      Total operating revenues                                     $ 3,970           $ 8,813           $       2
      Less: Transfers between affiliates                               792                --                  --
-----------------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers            $ 3,178           $ 8,813           $       2           $ 11,993
-----------------------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss)                                       $   868           $   288           $    (169)          $    987
   Special items                                                        --               (24)                 60                 36
-----------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                         $   868           $   264           $    (109)          $  1,023
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings of equity affiliates                                   $     1           $   121           $       6           $    128
   Interest income                                                       7                59                  11                 77
   Interest expense                                                     --                --                 162                162
   Depreciation, depletion, amortization and lease impairment          667                39                   8                714
   Provision (benefit) for income taxes                                612                50                 (13)               649

   Investments in equity affiliates                                    147               894                  --              1,041
   Identifiable assets                                               4,688             4,976                 610             10,274
   Capital employed                                                  2,817             2,747                 369              5,933
   Capital expenditures                                                783               154                   1                938
===================================================================================================================================

1999
   Operating revenues
      Total operating revenues                                     $ 2,947           $ 4,541           $       1
      Less: Transfers between affiliates                               450                --                  --
-----------------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers            $ 2,497           $ 4,541           $       1           $  7,039
-----------------------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss)                                       $   324           $   133           $    (150)          $    307
   Special items                                                        19               112                  --                131
-----------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                         $   343           $   245           $    (150)          $    438
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings of equity affiliates                                   $    (9)          $    11           $       7           $      9
   Interest income                                                      12                50                   1                 63
   Interest expense                                                     --                --                 158                158
   Depreciation, depletion, amortization and lease impairment          641                42                   2                685
   Provision (benefit) for income taxes                                184               118                 (38)               264

   Investments in equity affiliates                                    148               778                  61                987
   Identifiable assets                                               4,396             2,993                 339              7,728
   Capital employed                                                  3,137             1,974                 237              5,348
   Capital expenditures                                                727                68                   2                797
===================================================================================================================================

1998
   Operating revenues
      Total operating revenues                                     $ 2,176           $ 4,717           $       1
      Less: Transfers between affiliates                               314                --                  --
-----------------------------------------------------------------------------------------------------------------------------------
         Operating revenues from unaffiliated customers            $ 1,862           $ 4,717           $       1           $  6,580
-----------------------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss)                                       $   (18)          $   (18)          $    (160)          $   (196)
   Special items                                                      (113)             (150)                 --               (263)
-----------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                         $  (131)          $  (168)          $    (160)          $   (459)
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings of equity affiliates                                   $   (22)          $   (13)          $       5           $    (30)
   Interest income                                                      11                11                   1                 23
   Interest expense                                                     --                --                 153                153
   Depreciation, depletion, amortization and lease impairment          566               125                   2                693
   Provision (benefit) for income taxes                                  7               (38)                (24)               (55)

   Investments in equity affiliates                                     96               781                  56                933
   Identifiable assets                                               4,286             3,126                 471              7,883
   Capital employed                                                  3,231             1,969                  96              5,296
   Capital expenditures                                              1,307               129                   3              1,439
===================================================================================================================================

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

The Corporation's consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, who have been selected by the Audit Committee and the Board of Directors and approved by the stockholders. Ernst & Young LLP assesses the Corporation's system of internal controls and performs tests and procedures that they consider necessary to arrive at an opinion on the fairness of the consolidated financial statements.

The Audit Committee of the Board of Directors consists solely of independent directors. The Audit Committee meets periodically with the independent auditors, internal auditors and management to review and discuss the annual audit scope and plans, the adequacy of staffing, the system of internal controls and the results of examinations. At least annually, the Audit Committee meets with the independent auditors and with the internal auditors without management present. The Audit Committee also reviews the Corporation's financial statements with management and the independent auditors. This review includes a discussion of accounting principles, significant judgements inherent in the financial statements, disclosures and such other matters required by generally accepted auditing standards. Ernst & Young LLP and the Corporation's internal auditors have unrestricted access to the Audit Committee.



/s/ John B. Hess


John B. Hess
Chairman of the Board and Chief Executive Officer


/s/ John Y. Schreyer


John Y. Schreyer
Executive Vice President and Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Stockholders
Amerada Hess Corporation


We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, retained earnings, cash flows, changes in preferred stock, common stock and capital in excess of par value and comprehensive income for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 1999 the Corporation adopted the last-in, first-out (LIFO) inventory method for valuing its refining and marketing inventories.


                                         /s/ Ernst & Young LLP


New York, NY
February 21, 2001

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

The Corporation produces crude oil and/or natural gas in the United States, Europe, Gabon, Indonesia, Thailand, Azerbaijan and Algeria. Exploration activities are also conducted, or are planned, in additional countries.

The Corporation also owns a 25% interest in an oil and gas exploration company that it accounts for on the equity method.


COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

---------------------------------------------------------------------------------------------------------------------------------
                                                                                     United                          Africa, Asia
   For the Years Ended December 31 (Millions of dollars)           Total             States             Europe          and other
---------------------------------------------------------------------------------------------------------------------------------
2000
   Property acquisitions                                            $118               $ 22               $  8               $ 88
   Exploration                                                       252                119                 49                 84
   Development                                                       536                155                321                 60
   Share of equity investee's costs incurred                          49                 --                  9                 40
---------------------------------------------------------------------------------------------------------------------------------
1999
   Property acquisitions                                            $ 24               $  7               $ --               $ 17
   Exploration                                                       232                 72                 76                 84
   Development                                                       626                137                451                 38
   Share of equity investee's costs incurred                          38                 --                 11                 27
---------------------------------------------------------------------------------------------------------------------------------
1998
   Property acquisitions                                            $203               $ 41               $  7               $155
   Exploration                                                       319                106                145                 68
   Development                                                       915                182                650                 83
   Share of equity investee's costs incurred                          70                 --                 13                 57
=================================================================================================================================

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

-----------------------------------------------------------------------------------------------------------------------
At December 31 (Millions of dollars)                                                          2000                 1999
-----------------------------------------------------------------------------------------------------------------------
Unproved properties                                                                        $   321               $  369
Proved properties                                                                            1,736                1,551
Wells, equipment and related facilities                                                      8,442                8,054
-----------------------------------------------------------------------------------------------------------------------
   Total costs                                                                              10,499                9,974
Less: Reserve for depreciation, depletion, amortization and lease impairment                 7,006                6,464
-----------------------------------------------------------------------------------------------------------------------
   Net capitalized costs                                                                   $ 3,493               $3,510
-----------------------------------------------------------------------------------------------------------------------
   Share of equity investee's capitalized costs                                            $   196               $  233
=======================================================================================================================

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


RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------------
                                                                                           United                    Africa, Asia
For the Years Ended December 31 (Millions of dollars)                       Total          States           Europe      and other
---------------------------------------------------------------------------------------------------------------------------------
2000
   Sales and other operating revenues
      Unaffiliated customers                                              $ 2,153           $ 146          $ 1,813          $ 194
      Inter-company                                                           944             792              152             --
---------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                     3,097             938            1,965            194
---------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                            557             147              361             49
      Exploration expenses, including dry holes and lease impairment          289             141               51             97
      Other operating expenses                                                 86              44               20             22
      Depreciation, depletion and amortization                                667             175              450             42
---------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                           1,599             507              882            210
---------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                             1,498             431            1,083            (16)
      Provision (benefit) for income taxes                                    613             158              442             13
---------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                  $   885           $ 273          $   641          $ (29)
---------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's results of operations                       $     2           $  --          $    (3)         $   5
=================================================================================================================================

1999
   Sales and other operating revenues
      Unaffiliated customers                                              $ 1,548           $ 192          $ 1,242          $ 114
      Inter-company                                                           450             450               --             --
---------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                     1,998             642            1,242            114
---------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                            487             126              336             25
      Exploration expenses, including dry holes and lease impairment          261              96               91             74
      Other operating expenses                                                101              47               34             20
      Depreciation, depletion and amortization                                604             194              385             25
      Impairment of assets and operating leases                                94              59               --             35
---------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                           1,547             522              846            179
---------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                               451             120              396            (65)
      Provision (benefit) for income taxes                                    152              43              160            (51)
---------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                  $   299           $  77          $   236          $ (14)
---------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's results of operations                       $    (6)          $  --          $   (11)         $   5
=================================================================================================================================

1998
   Sales and other operating revenues
      Unaffiliated customers                                              $ 1,182           $ 174          $   975          $  33
      Inter-company                                                           314             254               --             60
---------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                     1,496             428              975             93
---------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Production expenses, including related taxes                            518             129              357             32
      Exploration expenses, including dry holes and lease impairment          349             133              135             81
      Other operating expenses                                                151*             67               68             16
      Depreciation, depletion and amortization                                534             154              351             29
      Impairment of assets and operating leases                               162               7              104             51
---------------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                                           1,714             490            1,015            209
---------------------------------------------------------------------------------------------------------------------------------
      Results of operations before income taxes                              (218)            (62)             (40)          (116)
      Provision (benefit) for income taxes                                    (38)            (22)             (22)             6
---------------------------------------------------------------------------------------------------------------------------------
   Results of operations                                                  $  (180)          $ (40)         $   (18)         $(122)
---------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's results of operations                       $   (31)          $  --          $   (25)         $  (6)
=================================================================================================================================


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


OIL AND GAS RESERVES

------------------------------------------------------------------------------------------------------------------------------------
                                                    Crude Oil, Condensate and
                                                        Natural Gas Liquids                              Natural Gas
                                                        (Millions of barrels)                         (Millions of Mcf)
                                                 ------------------------------------       -------------------------------------
                                                                                Africa,                                     Africa,
                                                          United               Asia and                         United     Asia and
                                                 Total    States      Europe    other(a)    Total    States     Europe      other(a)
------------------------------------------------------------------------------------------------------------------------------------
Net Proved Developed and Undeveloped Reserves
   At January 1, 1998                              595       174         395       26       1,935       809        951       175
   Revisions of previous estimates                  80         6          72        2         147        35        113        (1)
   Extensions, discoveries and other additions      55         6          22       27         227        80         54        93
   Purchases of minerals in-place                   45        --           2       43           3         1          2        --
   Sales of minerals in-place                       (5)       --          (5)      --         (47)      (38)        (9)       --
   Production                                      (75)      (17)        (52)      (6)       (210)     (107)      (102)       (1)
------------------------------------------------------------------------------------------------------------------------------------

   At December 31, 1998                            695       169         434       92       2,055       780      1,009       266
   Revisions of previous estimates                  21        13          10       (2)         34       (32)        35        31
   Extensions, discoveries and other additions      68         5          49       14          94        25         60         9
   Purchases of minerals in-place                    4        --          --        4           4         4         --        --
   Sales of minerals in-place                       (5)       --          --       (5)        (48)      (48)        --        --
   Production                                      (85)      (24)        (55)      (6)       (235)     (124)      (106)       (5)
------------------------------------------------------------------------------------------------------------------------------------
   At December 31, 1999                            698       163         438       97       1,904       605        998       301
   Revisions of previous estimates                  45         9          31        5          42         2         33         7
   Extensions, discoveries and other additions      27         7          16        4         104        43         47        14
   Purchases of minerals in-place                   88         1           4       83          10         8          2        --
   Sales of minerals in-place                       (7)       --          (5)      (2)         (4)       --         (4)       --
   Production                                      (96)      (24)        (65)      (7)       (249)     (106)      (131)      (12)
------------------------------------------------------------------------------------------------------------------------------------
   At December 31, 2000                            755       156         419      180       1,807       552(b)     945       310
====================================================================================================================================
   Share of equity investee's reserves(c)
   At December 31, 1999                             14        --           9        5         277        --          2       275
   At December 31, 2000                             11        --           7        4         320        --          4       316
====================================================================================================================================
Net Proved Developed Reserves
   At January 1, 1998                              420       123         280       17       1,342       497        796        49
   At December 31, 1998                            452       132         293       27       1,330       525        753        52
   At December 31, 1999                            513       136         351       26       1,437       477        841       119
   At December 31, 2000                            573       140         353       80       1,429       476        842       111
   Share of equity investee's reserves(c)
   At December 31, 1999                             10        --           8        2          87        --          2        85
   At December 31, 2000                              9        --           5        4         199        --          2       197
====================================================================================================================================

(a)   Includes estimates of reserves under production sharing contracts.

(b) Excludes 449 million Mcf of carbon dioxide gas for sale or use in company operations.

(c)   Reserves for 1998 are not available on a comparable basis.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves required to be disclosed by FAS No. 69 is based on assumptions and judgements. As a result, the future net cash flow estimates are highly subjective and could be materially different if other assumptions were used. Therefore, caution should be exercised in the use of the data presented below.

Future net cash flows are calculated by applying year-end oil and gas selling prices (adjusted for price changes provided by contractual arrangements, including hedges) to estimated future production of proved oil and gas reserves, less estimated future development and production costs and future income tax expenses. Future net cash flows are discounted at the prescribed rate of 10%. No recognition is given in the discounted future net cash flow estimates to depreciation, depletion, amortization and lease impairment, exploration expenses, interest expense, general and administrative expenses and changes in future prices and costs. The selling prices of crude oil and natural gas have increased significantly and are highly volatile. The year-end prices which are required to be used for the discounted future net cash flows may not be representative of future selling prices.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             United                     Africa, Asia
At December 31 (Millions of dollars)                                          Total          States           Europe       and other
------------------------------------------------------------------------------------------------------------------------------------
2000
   Future revenues                                                          $25,986          $9,290          $12,537          $4,159
------------------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                                 8,672           1,551            4,808           2,313
      Future income tax expenses                                              6,750           2,565            3,597             588
------------------------------------------------------------------------------------------------------------------------------------
                                                                             15,422           4,116            8,405           2,901
------------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                                     10,564           5,174            4,132           1,258
   Less: Discount at 10% annual rate                                          3,669           1,923            1,132             614
------------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future net cash flows                 $ 6,895          $3,251          $ 3,000          $  644
------------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's standardized measure                          $   305          $   --          $    44          $  261
====================================================================================================================================
1999
   Future revenues                                                          $19,858          $5,133          $12,810          $1,915
------------------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                                 6,500           1,396            4,484             620
      Future income tax expenses                                              5,457           1,167            3,753             537
------------------------------------------------------------------------------------------------------------------------------------
                                                                             11,957           2,563            8,237           1,157
------------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                                      7,901           2,570            4,573             758
   Less: Discount at 10% annual rate                                          2,814           1,027            1,441             346
------------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future net cash flows                 $ 5,087          $1,543          $ 3,132          $  412
------------------------------------------------------------------------------------------------------------------------------------
   Share of equity investee's standardized measure                          $   237          $   --          $    71          $  166
====================================================================================================================================
1998
   Future revenues                                                          $10,826          $2,866          $ 6,457          $1,503
------------------------------------------------------------------------------------------------------------------------------------
   Less:
      Future development and production costs                                 6,412           1,479            4,183             750
      Future income tax expenses                                              1,411             374              795             242
------------------------------------------------------------------------------------------------------------------------------------
                                                                              7,823           1,853            4,978             992
------------------------------------------------------------------------------------------------------------------------------------
   Future net cash flows                                                      3,003           1,013            1,479             511
   Less: Discount at 10% annual rate                                            980             403              326             251
------------------------------------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future net cash flows                 $ 2,023          $  610          $ 1,153          $  260
====================================================================================================================================

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

---------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31 (Millions of dollars)                                       2000            1999            1998
---------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at beginning of year            $ 5,087         $ 2,023         $ 2,417
---------------------------------------------------------------------------------------------------------------------------------
Changes during the year
   Sales and transfers of oil and gas produced during year, net of
      production costs                                                                    (2,540)         (1,511)           (978)
   Development costs incurred during year                                                    536             626             915
   Net changes in prices and production costs applicable to future production              3,349           5,002          (2,215)
   Net change in estimated future development costs                                         (931)             28            (273)
   Extensions and discoveries (including improved recovery) of oil and
      gas reserves, less related costs                                                       551             678             220
   Revisions of previous oil and gas reserve estimates                                       396             244             233
   Purchases (sales) of minerals in-place, net                                               230            (112)            126
   Accretion of discount                                                                     832             288             435
   Net change in income taxes                                                               (840)         (2,289)          1,036
   Revision in rate or timing of future production and other changes                         225             110             107
---------------------------------------------------------------------------------------------------------------------------------
      Total                                                                                1,808           3,064            (394)
---------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows at end of year                  $ 6,895         $ 5,087         $ 2,023
=================================================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA

Amerada Hess Corporation and Consolidated Subsidiaries

---------------------------------------------------------------------------------------------------------------------------------
Millions of dollars, except per share data                                           2000               1999(b)             1998
---------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED INCOME
   Revenues
      Sales (excluding excise taxes) and other operating revenues
         Crude oil (including sales of purchased oil)                             $ 2,177            $ 1,407            $    894
         Natural gas (including sales of purchased gas)                             3,470              1,856               1,711
         Petroleum products                                                         5,394              3,003               3,464
         Other operating revenues                                                     952                773                 511
---------------------------------------------------------------------------------------------------------------------------------
            Total                                                                  11,993              7,039               6,580
      Non-operating income
         Gain (loss) on asset sales                                                    --                273                 (26)
         Equity in income (loss) of HOVENSA L.L.C                                     121                  7                 (16)
         Other                                                                        163                142                  83
---------------------------------------------------------------------------------------------------------------------------------
            Total revenues                                                         12,277              7,461               6,621
---------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses
      Cost of products sold                                                         7,883              4,240               4,373
      Production expenses                                                             557                487                 518
      Marketing expenses                                                              542                387                 379
      Exploration expenses, including dry holes and
         lease impairment                                                             289                261                 349
      Other operating expenses                                                        234                217                 224
      General and administrative expenses                                             224                232                 271
      Interest expense                                                                162                158                 153
      Depreciation, depletion and amortization                                        714                649                 662
      Impairment of assets and operating leases                                        --                128                 206
---------------------------------------------------------------------------------------------------------------------------------
            Total costs and expenses                                               10,605              6,759               7,135
---------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                                                1,672                702                (514)
   Provision (benefit) for income taxes                                               649                264                 (55)
---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                              $ 1,023(a)         $   438(c)         $   (459)(d)
=================================================================================================================================
   Net income (loss) per share
      Basic                                                                       $ 11.48            $  4.88            $  (5.12)
      Diluted                                                                       11.38               4.85               (5.12)
=================================================================================================================================
DIVIDENDS PER SHARE OF COMMON STOCK                                               $   .60            $   .60            $    .60
WEIGHTED AVERAGE DILUTED
      SHARES OUTSTANDING (THOUSANDS)                                               89,878             90,280              89,585
=================================================================================================================================


(a) Includes an after-tax gain of $60 million on termination of acquisition, partially offset by a $24 million charge for costs associated with a research and development venture.

(b) On January 1, 1999, the Corporation adopted the last-in, first-out (LIFO) inventory method for refining and marketing inventories.

(c) Includes after-tax gains on asset sales of $176 million and special tax benefits of $54 million, partially offset by impairment of assets and operating leases of $99 million (after income taxes).

(d) Reflects after-tax special charges aggregating $263 million representing impairments of assets and operating leases, a net loss on asset sales and accrued severance.

(e)   After income taxes, the net gain was $421 million.


(f)   After income taxes, the net charge was $416 million.

See accompanying notes to consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------------
         1997             1996                 1995                 1994              1993              1992             1991
-----------------------------------------------------------------------------------------------------------------------------
     $  1,436          $ 1,528             $  1,565              $ 1,228          $  1,220           $ 1,362          $ 1,449
        1,414            1,365                1,120                1,063             1,021               788              574
        4,961            5,081                4,311                3,981             3,349             3,429            3,898
          413              296                  303                  328               290               279              346
-----------------------------------------------------------------------------------------------------------------------------
        8,224            8,270                7,299                6,600             5,880             5,858            6,267

           16              529(e)                96                   42                --                --               --
           --               --                   --                   --                --                --               --
          120              125                  125                   49                17               100              151
-----------------------------------------------------------------------------------------------------------------------------
        8,360            8,924                7,520                6,691             5,897             5,958            6,418
-----------------------------------------------------------------------------------------------------------------------------
        5,578            5,386                4,501                3,795             3,509             3,214            3,686
          557              621                  611                  601               626               684              619
          329              264                  259                  261               247               229              263

          422              384                  382                  331               351               324              397
          232              129                  186                  124               242               234              177
          236              238                  263                  230               229               238              223
          136              166                  247                  245               157               147              178
          663              722                  840                  868               759               765              759
           80               --                  584(f)                --                --                --               --
-----------------------------------------------------------------------------------------------------------------------------
        8,233            7,910                7,873                6,455             6,120             5,835            6,302
-----------------------------------------------------------------------------------------------------------------------------
          127            1,014                 (353)                 236              (223)              123              116
          119              354                   41                  162                45               115               32
-----------------------------------------------------------------------------------------------------------------------------
     $      8          $   660             $   (394)             $    74          $   (268)          $     8          $    84
=============================================================================================================================

     $    .08          $  7.13             $  (4.26)             $   .80          $  (2.91)          $   .09          $  1.05
          .08             7.09                (4.26)                 .79             (2.91)              .09             1.04
=============================================================================================================================
     $    .60          $   .60             $    .60              $   .60          $    .60           $   .60          $   .60

       91,733           93,110               92,509               92,968            92,213            87,286           81,087
=============================================================================================================================

TEN-YEAR SUMMARY OF FINANCIAL DATA

Amerada Hess Corporation and Consolidated Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
Millions of dollars, except per share data                                              2000               1999               1998
------------------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA AT YEAR-END
   Cash and cash equivalents                                                        $    312           $     41           $     74
   Working capital                                                                       577                249                 90
   Property, plant and equipment
      Exploration and production                                                    $ 10,499           $  9,974           $  9,718
      Refining, marketing and shipping                                                 1,399              1,091              1,309
------------------------------------------------------------------------------------------------------------------------------------
         Total -- at cost                                                             11,898             11,065             11,027
      Less reserves                                                                    7,575              7,013              6,835
------------------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment -- net                                       $  4,323           $  4,052           $  4,192
------------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                     $ 10,274           $  7,728           $  7,883
   Total debt                                                                          2,050              2,310              2,652
   Stockholders' equity                                                                3,883              3,038              2,643
   Stockholders' equity per common share                                            $  43.58           $  33.51           $  29.26
====================================================================================================================================

SUMMARIZED STATEMENT OF CASH FLOWS
   Net cash provided by operating activities                                        $  1,843           $    770           $    519
------------------------------------------------------------------------------------------------------------------------------------
   Cash flows from investing activities
      Capital expenditures
         Exploration and production                                                     (783)              (727)            (1,307)
         Refining, marketing and other                                                  (155)               (70)              (132)
------------------------------------------------------------------------------------------------------------------------------------
            Total capital expenditures                                                  (938)              (797)            (1,439)
      Proceeds from sales of property, plant and equipment and other                     (11)               373                503
------------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) investing activities                            (949)              (424)              (936)
------------------------------------------------------------------------------------------------------------------------------------
   Cash flows from financing activities
      Issuance (repayment) of notes                                                      (11)                15                (14)
      Long-term borrowings                                                                --                990                848
      Repayment of long-term debt                                                       (396)            (1,348)              (317)
      Issuance of common stock                                                            --                 --                 --
      Cash dividends paid                                                                (54)               (54)               (55)
      Common stock acquired                                                             (220)                --                (59)
      Stock options exercised                                                             59                 18                 --
------------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                            (622)              (379)               403
------------------------------------------------------------------------------------------------------------------------------------
   Effect of exchange rate changes on cash                                                (1)                --                 (3)
------------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                             $    271           $    (33)          $    (17)
====================================================================================================================================
STOCKHOLDER DATA AT YEAR-END
   Number of common shares outstanding (thousands)                                    88,744             90,676             90,357
   Number of stockholders (based on number of holders of record)                       7,709              7,416              8,959
   Market price of common stock                                                     $  73.06           $  56.75           $  49.75
====================================================================================================================================

          --------------------------------------------------------------------------------------------------------------
              1997             1996             1995             1994             1993             1992             1991
          --------------------------------------------------------------------------------------------------------------
          $     91         $    113         $     56         $     53         $     80         $    141         $    120
               464              690              358              520              245              551              625

          $  8,780         $  8,233         $  9,392         $  9,791         $  9,361         $  9,204         $  9,307
             3,842            3,669            3,672            4,514            4,426            3,887            3,223
          --------------------------------------------------------------------------------------------------------------
            12,622           11,902           13,064           14,305           13,787           13,091           12,530
             7,431            6,995            7,694            7,939            7,052            6,647            6,339
          --------------------------------------------------------------------------------------------------------------
          $  5,191         $  4,907         $  5,370         $  6,366         $  6,735         $  6,444         $  6,191
          --------------------------------------------------------------------------------------------------------------
          $  7,935         $  7,784         $  7,756         $  8,338         $  8,642         $  8,722         $  8,841
             2,127            1,939            2,718            3,340            3,688            3,186            3,266
             3,216            3,384            2,660            3,100            3,029            3,388            3,132
          $  35.16         $  36.35         $  28.60         $  33.33         $  32.71         $  36.59         $  38.63
          ==============================================================================================================
          $  1,250         $    808         $  1,241         $    957         $    819         $  1,138         $  1,364
          --------------------------------------------------------------------------------------------------------------
            (1,158)            (788)            (626)            (532)            (755)            (917)          (1,295)
              (188)             (73)             (66)             (64)            (593)            (641)            (417)
          --------------------------------------------------------------------------------------------------------------
            (1,346)            (861)            (692)            (596)          (1,348)          (1,558)          (1,712)
                63            1,037              146               73               12               26               37
          --------------------------------------------------------------------------------------------------------------
            (1,283)             176             (546)            (523)          (1,336)          (1,532)          (1,675)
          --------------------------------------------------------------------------------------------------------------
                 2              (72)              26              (54)             118             (160)            (183)
               398               --               25              290              548              675              786
              (209)            (795)            (689)            (642)            (168)            (524)            (269)
                --               --               --               --               --              497               --
               (55)             (56)             (56)             (56)             (42)             (64)             (37)
              (122)              (8)              --               --               --               --               --
                --               --               --               --               --               --               --
          --------------------------------------------------------------------------------------------------------------
                14             (931)            (694)            (462)             456              424              297
          --------------------------------------------------------------------------------------------------------------
                (2)               3                2                1               --               (9)               4
          --------------------------------------------------------------------------------------------------------------
          $    (21)        $     56         $      3         $    (27)        $    (61)        $     21         $    (10)
          ==============================================================================================================
            91,451           93,073           93,011           92,996           92,587           92,584           81,068
             9,591           10,153           11,294           11,506           12,000           13,088           13,732
          $  54.88         $  57.88         $  53.00         $  45.63         $  45.13         $  46.00         $  47.50
          ==============================================================================================================

TEN-YEAR SUMMARY OF OPERATING DATA

Amerada Hess Corporation and Consolidated Subsidiaries

---------------------------------------------------------------------------------------------------------------------
                                                                          2000                 1999              1998
---------------------------------------------------------------------------------------------------------------------
PRODUCTION PER DAY (NET)
   Crude oil (thousands of barrels)
      United States                                                         55                   55                37
      United Kingdom                                                       119                  112               109
      Norway                                                                25                   25                27
      Denmark                                                               25                    7                --
      Gabon                                                                  7                   10                14
      Indonesia                                                              4                    3                 3
      Azerbaijan                                                             3                    2                --
      Algeria                                                                2                   --                --
      Canada and Abu Dhabi                                                  --                   --                --
---------------------------------------------------------------------------------------------------------------------
         Total                                                             240                  214               190
=====================================================================================================================
   Natural gas liquids (thousands of barrels)
      United States                                                         12                   10                 8
      United Kingdom                                                         6                    5                 6
      Norway                                                                 2                    2                 2
      Thailand                                                               1                    1                --
      Canada                                                                --                   --                --
---------------------------------------------------------------------------------------------------------------------
         Total                                                              21                   18                16
=====================================================================================================================
   Natural gas (thousands of Mcf)
      United States                                                        288                  338               294
      United Kingdom                                                       297                  258               251
      Norway                                                                24                   31                28
      Denmark                                                               37                    3                --
      Indonesia                                                             10                    5                 3
      Thailand                                                              23                    8                --
      Canada                                                                --                   --                --
---------------------------------------------------------------------------------------------------------------------
         Total                                                             679                  643               576
=====================================================================================================================
WELL COMPLETIONS (NET)
      Oil wells                                                             29                   28                28
      Gas wells                                                             11                   11                20
      Dry holes                                                             18                    9                25
PRODUCTIVE WELLS AT YEAR-END (NET)
      Oil wells                                                            774                  735               721
      Gas wells                                                            188                  161               252
---------------------------------------------------------------------------------------------------------------------
         Total                                                             962                  896               973
=====================================================================================================================
UNDEVELOPED NET ACREAGE AT YEAR-END (THOUSANDS)
      United States                                                        616                  678               748
      Foreign(a)                                                        14,419               15,858            16,927
---------------------------------------------------------------------------------------------------------------------
         Total                                                          15,035               16,536            17,675
=====================================================================================================================
SHIPPING
      Vessels owned or under charter at year-end                             8                    8                 9
      Total deadweight tons (thousands)                                    884                  884               952
REFINING (THOUSANDS OF BARRELS PER DAY)
      Amerada Hess Corporation                                              --                   --               419(b)
      HOVENSA L.L.C.(c)                                                    211                  209               217
PETROLEUM PRODUCTS SOLD (THOUSANDS OF BARRELS PER DAY)
      Gasoline, distillates and other light products                       304                  284               411
      Residual fuel oils                                                    62                   60                71
---------------------------------------------------------------------------------------------------------------------
         Total                                                             366                  344               482
=====================================================================================================================
STORAGE CAPACITY AT YEAR-END (THOUSANDS OF BARRELS)                     37,487               38,343            56,070
NUMBER OF EMPLOYEES (AVERAGE)                                            9,891(d)             8,485             9,777
=====================================================================================================================

(a)   Includes acreage held under production sharing contracts.

(b)   Through ten months of 1998.

(c)   Reflects 50% of HOVENSA refinery crude runs from November 1, 1998.

(d)   Includes approximately 5,400 employees of retail operations.

           -------------------------------------------------------------------------------------------------------------------
              1997              1996              1995              1994              1993              1992              1991
           -------------------------------------------------------------------------------------------------------------------
                35                41                52                56                60                62                66
               126               135               135               122                80                86                60
                30                28                26                24                26                30                28
                --                --                --                --                --                --                --
                10                 9                10                 9                 8                 7                 9
                 1                --                --                --                --                --                --
                --                --                --                --                --                --                --
                --                --                --                --                --                --                --
                --                 6                17                18                22                23                22
           -------------------------------------------------------------------------------------------------------------------
               202               219               240               229               196               208               185
           ===================================================================================================================

                 8                 9                11                12                12                11                10
                 6                 7                 7                 7                 4                 1                 1
                 2                 2                 1                 1                 1                 2                 2
                --                --                --                --                --                --                --
                --                --                 2                 2                 2                 2                 2
           -------------------------------------------------------------------------------------------------------------------
                16                18                21                22                19                16                15
           ===================================================================================================================

               312               338               402               427               502               602               584
               226               254               239               209               188               153               128
                30                30                28                24                29                32                27
                --                --                --                --                --                --                --
                 1                --                --                --                --                --                --
                --                --                --                --                --                --                --
                --                63               215               186               168               138               104
           -------------------------------------------------------------------------------------------------------------------
               569               685               884               846               887               925               843
           ===================================================================================================================

                42                39                33                28                48                33                45
                11                25                41                44                49                20                41
                24                40                50                24                37                22                36

               860               854             2,154             2,160             2,189             2,082             2,103
               447               455             1,160             1,146             1,115               966               927
           -------------------------------------------------------------------------------------------------------------------
             1,307             1,309             3,314             3,306             3,304             3,048             3,030
           ===================================================================================================================

               915               891             1,440             1,685             1,854             1,819             1,802
            10,180             7,455             5,871             4,570             4,310             3,168             3,480
           -------------------------------------------------------------------------------------------------------------------
            11,095             8,346             7,311             6,255             6,164             4,987             5,282
           ===================================================================================================================

                14                13                16                17                15                21                21
             1,602             1,236             2,010             2,265             2,398             3,223             2,825

               411               396               377               388               351               335               320
                --                --                --                --                --                --                --

               436               412               401               375               291               275               285
                73                83                86                93                95               102               128
           -------------------------------------------------------------------------------------------------------------------
               509               495               487               468               386               377               413
           ===================================================================================================================
            87,000            86,986            89,165            94,597            94,380            95,199            94,879
             9,216             9,085             9,574             9,858            10,173            10,263            10,317
           ===================================================================================================================