Form 10-K, Exhibit 13
period 2001-12-31
AMERADA HESS CORP
filed 2002-03-27
CIK 4447

Exploration & Production

Amerada Hess made acquisitions in 2001 that provide both immediate production and significant growth opportunities internationally and domestically. The transformational event of 2001 was the acquisition of Triton Energy Limited, which added high-impact growth opportunities to the Corporation’s upstream portfolio. Drilling successes in 2001 and early in 2002 spanned the globe and were made both on properties acquired during the year and on previously identified prospects.

At the end of 2001, proved reserves exceeded 1.4 billion barrels of oil equivalent, the largest reserve base in the Corporation’s history. Production increased 16% on a barrel of oil equivalent basis in 2001. The primary reasons for the increase were the Triton and Gulf of Mexico natural gas acquisitions, a full yer of production from the Amerada Hess operated Conger and Northwestern Fields in the Gulf of Mexico and production from the Gassi El Agreb redevelopment project in Algeria.

Ceiba Field production operations onboard the FPSO Sendje Ceiba.

4 Amerada Hess Corporation 2001 Annual Report

Successful appraisal well being drilled on the Oveng Field.

Equatorial Guinea

A new floating production, storage and offloading vessel (FPSO), the Sendje Ceiba, was installed and commenced operation late in January 2002 on the Ceiba Field (AHC 85%), offshore Equatorial Guinea, replacing an existing FPSO in a safe, cost-efficient operation that was completed in just 14 days, minimizing field downtime.

The Sendje Ceiba has expanded production facilities and water injection capability which will extend field life and maximize oil recovery. Gross oil production from the Ceiba Field resumed at a rate in excess of 50,000 barrels of oil per day. Water injection has begun, additional wells are being tied in and artificial lift pumps will be installed late in 2002.

Amerada Hess Corporation 2001 Annual Report 5

Successful appraisal wells were drilled on the Okume and Oveng prospects in 2001. These wells identified substantial hydrocarbon accumulations. Amerada Hess drilled its first exploration well offshore Equatorial Guinea in the Rio Muni Basin and made the Ebano discovery. The second exploration well drilled by Amerada Hess made the Akom discovery. Preliminary reserve estimates indicate that Ebano and Akom are commercial developments. Amerada Hess has an 85% working interest in Okume, Oveng, Ebano and Akom. Development plans encompassing these four discoveries will be submitted to the Government of Equatorial Guinea in the second half of 2002.

Geologists studying data relating to Equatorial Guinea prospects in the Corporation’s Dallas office.

United States

In the United States, production increased to 148,000 barrels of oil equivalent per day in 2001 from 115,000 barrels per day in 2000, primarily driven by the acquisition of LLOG and other Gulf of Mexico reserves as well as a full year of production from the Conger Field (AHC 37.50%) and the Northwestern Field (AHC 50%). Early in 2002, Amerada Hess brought the Tulane Field (AHC 100%) into production.

The 2001 acquisitions have achieved a 20% reserve increase to date, meeting the Corporation’s performance targets. The Corporation drilled 23 successful wells on these properties in 2001, rapidly bringing natural gas to market. The Breton Sound Block 51 production facility (AHC 100%), with a capacity of 40,000 Mcf of natural gas per day and 3,000 barrels of oil per day, is scheduled for startup in April 2002. Eight wells will be brought onstream through that facility.

6 Amerada Hess Corporation 2001 Annual Report

Drilling rig in the Northwestern Field, Gulf of Mexico.

Amerada Hess acquired a 27.50% interest in the Llano Field in 2001. A subsequent appraisal well encountered about 400 feet of net pay. Development plans are expected to be finalized in 2002.

On Garden Banks Block 244, in which Amerada Hess has a 27% interest, an exploration well encountered 347 feet of net pay. Development options are being analyzed. Exploration wells on East Breaks Block 599 (AHC 33%) and Green Canyon Block 507 (AHC 50%) encountered 85 and 130 feet of net pay, respectively, and are being evaluated for development potential.

United Kingdom

The Corporation’s production in the United Kingdom averaged 174,500 barrels of oil equivalent per day in 2001, the same as in 2000. Increased production from the Bittern Field and several other areas contributed to maintaining production levels.

The Juno Field will be brought onstream late in 2002. Peak production for Amerada Hess is expected to reach 90,000 Mcf of natural gas per day in 2004. The Skene Field came onstream late in 2001. The Corporation’s share of production will average about 25,000 Mcf of natural gas equivalent per day.

Amerada Hess Corporation 2001 Annual Report 7

The Clair Field (AHC 9.29%) also is being developed; production is expected to begin in 2004. The York Field, operated by Amerada Hess with a 71% interest, is likely to be developed with first production late in 2003. Other fields being evaluated for development include Atlantic and Cromarty.

Norway

In Norway, the large scale waterflood project for the Valhall Field, in which Amerada Hess has a 28.09% interest, is proceeding. Initial water injection is scheduled for 2003. When fully operational, the waterflood project should increase the Corporation’s share of production to 30,000 barrels of crude oil and natural gas liquids per day from 22,200 barrels per day in 2001.

Denmark

Net production from the South Arne Field, operated by Amerada Hess with a 57.48% interest, averaged 20,000 barrels of oil per day and 43,000 Mcf of natural gas per day in 2001. Two exploration wells will be drilled in Denmark in 2002.

Faroe Islands

Amerada Hess drilled an exploration well in the Faroe Islands (AHC 42.96%) that encountered significant hydrocarbons and may open up a new oil producing province. The Corporation will drill an appraisal well on an offsetting block (AHC 42.96%) in United Kingdom waters in 2002.

Colombia

The Corporation’s share of production from the Cusiana and Cupiagua Fields averaged 26,000 barrels of oil per day in the fourth quarter of 2001. Net production in 2002 is forecast at about 23,000 barrels of oil per day.

Gabon

Production in Gabon averaged 9,800 barrels of oil per day in December 2001, up from 6,300 barrels per day in December 2000, due to production from the recently developed Atora Field. The Toucan discovery (AHC 38.75%) was made during 2001 and is being appraised. The possibility of bringing Toucan into production through the facilities of the nearby Rabi Kounga Field (AHC 7.75%) is being evaluated.

Indonesia

Amerada Hess is now the operator in the Pangkah Block. Development of the Pangkah discovery is being evaluated. Development of the Sungai Kenawang discovery (AHC 25%) also is being assessed, possibly in conjunction with Pulau Gading (AHC 25%). Amerada Hess obtained 40% interests in Tanjung Aru Blocks A and D, both of which offer high-impact potential exploration prospects. Exploration wells are likely to be drilled in 2002.

Amerada Hess drilling the first oil discovery in the Faroe Islands.

8 Amerada Hess Corporation 2001 Annual Report

Production of natural gas from the Pailin Field will increase in 2002 when phase two comes onstream.

Malaysia

Drilling in 2002 in Malaysia will concentrate on Block SB 302 (AHC 50%). The Cendor discoveries on Block PM 304 (AHC 41%) are being evaluated. In the joint development area (AHC 25%) between Malaysia and Thailand, pipeline approval was received in 2001 and development is proceeding. Natural gas sales are scheduled to commence late in 2003 or early in 2004.

Thailand

Amerada Hess’ share of production from the Pailin Field (AHC 15%) averaged 26,500 Mcf of natural gas equivalent per day in 2001. Phase two of the development of the Pailin Field proceeded with several successful wells in 2001. Phase two is expected to come onstream in mid-2002 and will increase the Corporation’s production to about 50,000 Mcf per day of natural gas equivalent.

Amerada Hess Corporation 2001 Annual Report 9

Refining

HOVENSA, the joint venture between Amerada Hess and Petroleos de Venezuela, operates a world class merchant refinery, strategically located in the Caribbean for both crude oil imports and product shipments. With a crude oil processing capacity of 495,000 barrels per day and a 140,000 barrel per day fluid catalytic cracking unit, the refinery supplies the joint venture partners with refined products for the East Coast. HOVENSA also markets products in the Caribbean and in California where it is able to meet California’s strict environmental standards. A delayed coking unit is being constructed and will enhance the refinery’s profitability.

Construction of the 58,000 barrel per day coking unit will be completed in the second quarter and start up will begin immediately thereafter.

The economics of the coker are underpinned by a 115,000 barrel per day supply contract with Petroleos de Venezuela for heavy Merey crude oil, which sells at a discount to crude oils now being purchased by the refinery. HOVENSA currently purchases about 155,000 barrels per day of Mesa crude oil. Upon completion of the coker, about two-thirds of the crude oil processed at the Virgin Islands refinery will come from Venezuela.

The Corporation’s other refining facility is the Port Reading, New Jersey fluid catalytic cracking unit. That unit runs at a rate of about 55,000 barrels per day and supplies gasoline for HESS retail facilities in the New York metropolitan area.

The Port Reading fluid catalytic cracking unit in New Jersey produces high-quality, clean-burning gasoline for northeast markets.

10 Amerada Hess Corporation 2001 Annual Report

The 58,000 barrel per day delayed coking unit at the HOVENSA refinery in the Virgin Islands will enable the refinery to process lower cost, heavy crude oil while producing products that meet the highest environmental standards for Amerada Hess and its joint venture partner, Petroleos de Venezuela.

Amerada Hess Corporation 2001 Annual Report 11

Marketing

The Corporation’s HESS retail network grew to 1,158 facilities at year-end 2001 from 929 at year-end 2000. HESS EXPRESS stores with several fast food offerings, a proprietary coffee, fountain service and convenience items are pacesetters in the industry.

Our vision is to be the leading independent convenience retailer on the East Coast.

The growth in HESS retail marketing facilities continued in 2001 with the formation of the WilcoHess joint venture that owns and operates 141 retail facilities, primarily in North Carolina, South Carolina and Virginia and the acquisition of 53 retail facilities in the Boston metropolitan area and southern New Hampshire.

The WilcoHess joint venture introduced the HESS brand in North Carolina and Virginia and strengthened the brand in South Carolina. The New England acquisition established HESS as the leading independent retailer in the Boston metropolitan area. These transactions and the annual building program of new HESS EXPRESS retail facilities solidified HESS as the leading independent convenience retailer on the East Coast.

During 2002, HESS will further expand its retail network by building 25 new facilities that will include HESS EXPRESS stores and upgrading 30 existing retail sites to add HESS EXPRESS stores.

12 Amerada Hess Corporation 2001 Annual Report

HESS
HESS
express
HESS
HESS
HESS

Godfather's Pizza

HESS EXPRESS retail facility in Woodbridge, New Jersey featuring several fast food offerings, fountain service, Hess' Mountain Top coffee and consumer convenience items.

Amerada Hess Corporation 2001 Annual Report 13

Financial Review

Amerada Hess Corporation and Consolidated Subsidiaries

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Consolidated Results of Operations

Net income amounted to $914 million in 2001, $1,023 million in 2000 and $438 million in 1999. Operating earnings (income excluding special items) amounted to $945 million in 2001, $987 million in 2000 and $307 million in 1999.

The after-tax results by major operating activity for 2001, 2000 and 1999 are summarized below:

Millions of dollars	2001	2000	1999

Exploration and production	$923	$868	$324

Refining, marketing and shipping	235	288	133

Corporate	(78)	(43)	(31)

Interest	(135)	(126)	(119)

Operating earnings	945	987	307

Special items	(31)	36	131

Net income	$914	$1,023	$438

Net income per share (diluted)	$10.25	$11.38	$4.85

Comparison of Results

Exploration and Production: Operating earnings from exploration and production activities increased by $55 million in 2001, primarily due to higher crude oil and natural gas sales volumes, partially offset by lower average crude oil selling prices and higher exploration expenses. Operating earnings increased by $544 million in 2000, largely due to significantly higher selling prices for crude oil and United States natural gas.

The Corporation’s average selling prices, including the effects of hedging,were as follows:

	2001	2000	1999

Crude oil (per barrel)

United States	$23.29	$23.97	$16.71

Foreign	24.58	25.53	18.07

Natural gas liquids (per barrel)

United States	18.64	22.30	13.59

Foreign	18.91	23.41	14.29

Natural gas (per Mcf)

United States	3.99	3.74	2.14

Foreign	2.54	2.20	1.79

The Corporation’s net daily worldwide production was as follows:

	2001	2000	1999

Crude oil

(thousands of barrels per day)

United States	63	55	55

Foreign	212	185	159

Total	275	240	214

Natural gas liquids

(thousands of barrels per day)

United States	14	12	10

Foreign	9	9	8

Total	23	21	18

Natural gas

(thousands of Mcf per day)

United States	424	288	338

Foreign	388	391	305

Total	812	679	643

Barrels of oil equivalent

(thousands of barrels per day)	433	374	339

Amerada Hess Corporation 2001 Annual Report 17

On a barrel of oil equivalent basis, the Corporation’s oil and gas production increased by 16% in 2001 and 10% in 2000. The increase in United States crude oil and natural gas production in 2001 was primarily due to the acquisition of producing properties in the Gulf of Mexico and production from the Conger and Northwestern fields which commenced in late 2000. The increase in foreign crude oil production reflects production from fields acquired in the purchase of Triton Energy Limited in August 2001. Increased foreign crude oil production also includes the first full year of production from the Corporation’s interest in a redevelopment project in Algeria. Crude oil equivalent production is expected to increase to 475,000 barrels per day in 2002, largely from increased production from the Ceiba Field in Equatorial Guinea.

Increased production in 2000 compared with 1999 primarily resulted from a full year of production from the South Arne Field in Denmark and new production from the Bittern Field in the United Kingdom. Increased natural gas production in 2000 resulted from new and existing fields in the United Kingdom, Denmark and Thailand and offset lower natural gas production in the United States.

Production expenses were higher in 2001 and 2000, primarily reflecting increased oil and gas production volumes. In both years, production expense per barrel also increased due to the mix of producing fields. Depreciation, depletion and amortization charges increased in 2001, principally reflecting higher per-barrel costs and production volumes in fields acquired in the Gulf of Mexico and in the Triton acquisition. Depreciation and related costs were also higher in 2000 compared with 1999, reflecting higher production volumes, while per barrel costs were comparable. Exploration expense was higher in 2001 and 2000, reflecting increased drilling and seismic purchases. The 2001 increase principally reflects exploration activity in the North Sea and on Triton properties in West Africa. General and administrative expenses related to exploration and production operations were comparable in each of the last three years. The total cost per barrel (production, depreciation, exploration and administrative expenses) was $13.30 in 2001, $11.70 in 2000 and $11.75 in 1999.

Exploration and production earnings in 2001 include income of $48 million from the resolution of a United Kingdom income tax dispute. The tax settlement relates to refunds of Advance Corporation Taxes and deductions for non-United Kingdom exploratory drilling. Excluding the settlement, the effective income tax rate on exploration and production earnings was 40%, compared with 41% in 2000 and 44% in 1999. Generally, this rate will exceed the U.S. statutory rate because of special petroleum taxes in certain foreign countries.

Crude oil and natural gas selling prices continue to be volatile and are below the average selling prices received in 2001. The negative effect of lower selling prices on the Corporation’s 2002 earnings will be partially mitigated by its hedging program.

Refining, Marketing and Shipping: Operating earnings from refining, marketing and shipping activities amounted to $235 million in 2001, $288 million in 2000 and $133 million in 1999. The Corporation’s downstream operations include HOVENSA L.L.C. (HOVENSA), a refining joint venture 50% owned with a subsidiary of Petroleos de Venezuela S.A. (PDVSA), accounted for on the equity method. Additional refining and marketing operations include a fluid catalytic cracking facility in Port Reading, New Jersey, retail gasoline stations, an energy marketing group, shipping and trading.

         HOVENSA:The Corporation’s share of HOVENSA’s income was $58 million in 2001, $121 million in 2000 and $7 million in 1999. The decrease in 2001 was primarily due to lower charge rates at crude oil processing units and the fluid catalytic cracking unit, as well as increased operating expenses and slightly lower refined product margins. Turnarounds at the fluid catalytic cracking unit and at a crude unit contributed to the lower volumes and higher costs. The significant increase in the Corporation’s share of HOVENSA’s earnings in 2000 compared with 1999 reflected improved refining margins. The Corporation’s share of HOVENSA’s refining crude runs amounted to 202,000 barrels per day in 2001, 211,000 in 2000 and 209,000 in 1999. Income taxes on the Corporation’s share of HOVENSA’s results are offset by available loss carryforwards.

18 Amerada Hess Corporation 2001 Annual Report

Operating earnings from refining, marketing and shipping activities also include interest income on the note received from PDVSA at the formation of the joint venture. Interest on the PDVSA note amounted to $39 million in 2001, $48 million in 2000 and $47 million in 1999. Interest is reflected in non-operating income in the income statement.

         Retail, energy marketing and other: Earnings from retail gasoline operations improved significantly in 2001, reflecting higher margins and increased sales volumes. Retail results in 2000 were lower than in 1999 as selling prices generally did not keep pace with rising product costs. Results from energy marketing activities were lower in 2001 largely reflecting losses on the sale of purchased natural gas. Energy marketing results were higher in 2000 than in 1999. Earnings from the Corporation’s catalytic cracking facility in New Jersey were higher in 2001, reflecting improved margins and a shutdown for scheduled maintenance in 2000. Earnings from the catalytic cracking facility were also higher in 2000 compared with 1999 reflecting higher refining margins.

Marketing expenses increased in 2001 and 2000 compared with the prior years, principally reflecting expanded retail and energy marketing activities. Total refined product sales volumes increased to 141 million barrels from 134 million barrels in 2000 and 126 million barrels in 1999.

The Corporation has a 50% voting interest in a consolidated partnership which trades energy commodities and derivatives. The Corporation also takes trading positions in addition to its hedging program. The Corporation’s after tax income from trading activities, including its share of the earnings of the trading partnership, amounted to $45 million in 2001, $22 million in 2000 and $19 million in 1999. Expenses of the trading partnership are included in marketing expenses in the income statement.

Refining and marketing results will continue to be volatile, reflecting competitive industry conditions and supply and demand factors, including the effects of weather. Refining margins were weak in the third and fourth quarters of 2001 and continue to be depressed.

Corporate: Net corporate expenses amounted to $78 million in 2001, $43 million in 2000 and $31 million in 1999. The increase in 2001 reflects increases in certain administrative expenses, including officer severance, charitable contributions, professional fees and bank fees, as well as an increased provision for United States taxes on foreign source income. The increase in 2000 compared with 1999 principally reflects lower earnings of an insurance subsidiary and higher compensation and related costs.

Interest: After-tax interest was $135 million in 2001, $126 million in 2000 and $119 million in 1999. The increase in 2001 reflects increased borrowings related to acquisitions, partially offset by lower interest rates. The increase in 2000 compared with 1999 reflects higher interest rates. Capitalized interest, before income taxes, was $44 million, $3 million and $16 million in 2001, 2000 and 1999. Interest expense is expected to continue to increase in 2002, due to higher average outstanding debt.

Consolidated Operating Revenues: Sales and other operating revenues increased by 12% in 2001 compared with 2000. The increase was primarily due to higher sales volumes of purchased natural gas related to energy marketing activities, as well as increased refined products sold. Crude oil and natural gas production volumes were also higher. Sales and other operating revenues increased by 70% in 2000, principally reflecting significantly higher crude oil, natural gas and refined product selling prices.

Amerada Hess Corporation 2001 Annual Report 19

Special Items

After-tax special items in 2001, 2000 and 1999 are summarized below:

			Refining,
		Exploration	Marketing
		and	and
Millions of dollars	Total	Production	Shipping	Corporate

2001

Charge related to Enron bankruptcy	$(19)	$(19)	$—	$—

Severance accrual	(12)	(10)	(2)	—

Total	$(31)	$(29)	$(2)	$—

2000

Gain on termination of acquisition	$60	$—	$—	$60

Cost associated with research and development venture	(24)	—	(24)	—

Total	$36	$—	$(24)	$60

1999

Gain on asset sales	$176	$30	$146	$—

Income tax benefits	54	54	—	—

Impairment of assets and operating leases	(99)	(65)	(34)	—

Total	$131	$19	$112	$—

In 2001, the Corporation recorded an after-tax charge of $19 million for estimated losses due to the bankruptcy of certain subsidiaries of Enron Corporation. The accrual principally reflects losses on receivables representing less than 10% of the Corporation’s crude oil and natural gas hedges. In addition, the Corporation recorded a net charge of $12 million for severance expenses resulting from cost reduction initiatives. The cost reduction program principally relates to exploration and production operations and reflects the elimination of approximately 150 positions. Substantially all of the severance will be paid in 2002 and early 2003. The expected future annual benefit is approximately $15 million after income taxes.

In 2000, the gain on termination of a proposed acquisition of another oil company principally reflects foreign currency gains on pound sterling contracts which were purchased in anticipation of the acquisition. These contracts were sold resulting in an after-tax gain of $53 million. Also included in this special item is income from a fee on termination of the acquisition, partially offset by transaction costs. The charge of $24 million reflects costs associated with an alternative fuel research and development venture.

In 1999, the gain on asset sales of $146 million reflects the sale of the Corporation’s Gulf Coast and Southeast pipeline terminals and certain retail sites. The Corporation also sold natural gas properties in California, resulting in an after-tax gain of $30 million. Special income tax benefits of $54 million represent the United States tax impact of certain prior year foreign exploration activities and the recognition of capital losses.

Asset impairments in 1999 include $34 million for the Corporation’s crude oil storage terminal in St. Lucia. Net charges of $38 million were also recorded in 1999 for the write-down in book value of the Corporation’s interest in the Trans Alaska Pipeline System. The Corporation also recorded a 1999 net charge of $27 million for the additional decline in value of a drilling service fixedprice contract due to lower market rates.

Liquidity and Capital Resources

On August 14, 2001, the Corporation acquired Triton Energy Limited, a publicly held international oil and gas exploration and production company. The cost of the acquisition was approximately $3.2 billion, including the assumption of Triton debt. The Corporation financed the acquisition principally with new borrowings and existing credit lines. The Corporation accounted for the acquisition as a purchase and consolidated Triton’s results from August 14, 2001.

Net cash provided by operating activities, including changes in operating assets and liabilities amounted to $1,960 million in 2001, $1,795 million in 2000 and $746 million in 1999. The changes principally reflect improved operating results and working capital changes in 2000 compared with 1999. Excluding changes in balance sheet items, operating cash flow was $2,135 million, $1,948 million and $1,116 million in 2001, 2000 and 1999, respectively.

20 Amerada Hess Corporation 2001 Annual Report

During 2001, the Corporation completed its $300 million stock repurchase program. Since inception of the program in March 2000, the Corporation repurchased 4,521,900 shares.

Principally as a result of the Triton acquisition, total debt increased to $5,665 million at December 31, 2001 from $2,050 million at December 31, 2000. The Corporation’s debt to capitalization ratio increased to 53.6% at December 31 compared with 34.6% at year-end 2000. In connection with the acquisition, the Corporation issued $2.5 billion of public debentures on August 15, 2001. Of the total, $500 million bears interest at 5.3% and is due in 2004, $500 million bears interest at 5.9% and is due in 2006, $750 million bears interest at 6.65% and is due in 2011 and $750 million bears interest at 7.3% and is due in 2031. The Corporation has set a goal to reduce debt by $600 million by the end of 2002. In connection with achieving that goal, the Corporation may sell certain non-core assets. In the first quarter of 2002, the Corporation sold its gas marketing business in the United Kingdom for approximately $150 million.

Loan agreement covenants allow the Corporation to borrow an additional $2.5 billion for the construction or acquisition of assets at December 31, 2001. At December 31, the Corporation has $929 million of additional borrowing capacity available under its revolving credit agreements and has additional unused lines of credit for $214 million under uncommitted arrangements with banks. In the first quarter of 2002, the Corporation issued $600 million of public debentures, due in 2033, to refinance existing debt.

Following is a table showing aggregated information about certain contractual obligations at December 31, 2001:

		Payments due by Period

			2003 and	2005 and
Millions of dollars	Total	2002	2004	2006	Thereafter

Short-term notes	$106	$106	$—	$—	$—

Long-term debt, including capital leases	5,559	276	537	1,320	3,426

Operating leases	1,118	98	195	110	715

The Corporation has off-balance sheet financings primarily related to retail gasoline station leases. The commitments under these leases are included in the operating lease obligations shown in the accompanying table. The net present value of the off-balance sheet financings is $380 million at December 31, 2001, using interest rates inherent in the leases. The Corporation’s December 31, 2001 debt to capitalization ratio would increase from 53.6% to 55.2% if the off-balance sheet financings were included.

None of the Corporation’s debt or lease obligations would be terminated, nor would principal or interest payments be accelerated, solely as a result of a credit rating downgrade. However, if the Corporation’s credit rating were reduced below investment grade, certain fees and interest rates would increase and the Corporation could no longer issue commercial paper but could replace commercial paper borrowings with borrowings under its revolving credit facility. This would result in increased annual interest and related costs of approximately $10 million, based on commercial paper outstanding at December 31, 2001. The Corporation may be required to provide additional security under a lease with aggregate payments of $54 million and to comply with more stringent financial covenants contained in debt instruments assumed in the Triton acquisition. The Corporation would have been in compliance with such covenants as of December 31, 2001, even if its credit rating were below investment grade. In addition, certain contracts with trading counterparties would require cash margin or collateral. The amount of potential margin fluctuates depending on trading volumes and market prices and at December 31, 2001 was estimated to be approximately $90 million.

In the normal course of business, the Corporation guarantees the payment of up to 50% of the value of HOVENSA’s crude oil purchases from suppliers other than PDVSA.At December 31, 2001, the Corporation’s contingent obligations under such guarantees totaled $77 million. The Corporation has agreed to purchase 50% of HOVENSA’s refined products at market prices, after any sales by HOVENSA to unaffiliated parties.After completion of the HOVENSA coker project, the Corporation has an obligation to provide funding of up to $15 million to meet HOVENSA’s senior debt obligations, if required.

Amerada Hess Corporation 2001 Annual Report 21

The Corporation has commitments to purchase goods and services in the normal course of business. The Corporation’s estimated 2002 capital expenditures are $1,450 million, of which approximately 30% is contractually committed.

At December 31, the Corporation is contingently liable under letters of credit and under guarantees of the debt of other entities directly related to its business, as follows:

Millions of dollars	Total

Letters of credit	$37

Guarantees	28

$65

The Corporation conducts exploration and production activities in many foreign countries, including the United Kingdom, Norway, Denmark, Gabon, Indonesia,Thailand,Azerbaijan, Algeria, Malaysia, Colombia and Equatorial Guinea. The Corporation also has a note due from a Venezuelan company. Therefore, the Corporation is subject to the risks associated with foreign operations. These exposures may include political risk, credit risk and currency risk. There have not been any material adverse effects on the Corporation’s results of operations or financial condition as a result of its dealings with foreign entities.

Capital Expenditures

The following table summarizes the Corporation’s capital expenditures in 2001, 2000 and 1999:

Millions of dollars	2001	2000	1999

Exploration and production

Exploration	$171	$167	$101

Production and development	1,250	536	626

Acquisitions	3,640	80	—

	5,061	783	727

Refining, marketing and shipping

Operations	110	109	70

Acquisitions	50	46	—

	160	155	70

Total	$5,221	$938	$797

Capital expenditures in 2001 include $2,720 million for the Triton acquisition, excluding the assumption of debt. In addition, $920 million was spent on purchases of crude oil and natural gas reserves in the Gulf of Mexico and onshore Louisiana. Capital expenditures above do not include an investment of $86 million in 2001 for a 50% interest in a retail marketing and gasoline station joint venture in the southeastern United States.

During 2000, the Corporation acquired from the Algerian National Oil Company a 49% interest in three producing Algerian oil fields. The Corporation paid $55 million in 2000 for the redevelopment project and will invest in excess of $400 million in future years for new wells,workovers of existing wells and water injection and gas compression facilities. A significant portion of the future expenditures will be funded by the cash flows from these fields. The Corporation also purchased an additional 1.04% interest in three fields in Azerbaijan.

During 2000, the Corporation acquired the remaining outstanding stock of the Meadville Corporation for $168 million in cash, deferred payments and preferred stock. The Corporation also purchased certain energy marketing operations for approximately $30 million in 2000.

Capital expenditures in 2002, are currently expected to be approximately $1,450 million. It is anticipated that these expenditures will be financed by internally generated funds.

Derivative Instruments

The Corporation is exposed to market risks related to volatility in the selling prices of crude oil, natural gas and refined products, as well as to changes in interest rates and foreign currency values. Derivative instruments are used to reduce these price and rate fluctuations. The Corporation has guidelines for, and controls over, the use of derivative instruments.

22 Amerada Hess Corporation 2001 Annual Report

The Corporation uses futures, forwards, options and swaps to reduce the effects of changes in the selling prices of crude oil and natural gas. These instruments fix the selling prices of a portion of the Corporation’s products and the related gains or losses are an integral part of the Corporation’s selling prices. At December 31, the Corporation has open hedge positions equal to 25% of its estimated 2002 worldwide crude oil production. The Corporation also has hedges covering 60% of its 2002 United States natural gas production and 40% of 2003 production. The Corporation also uses derivatives in its energy marketing activities to fix the purchase prices of energy products sold under fixed-price contracts. As market conditions change, the Corporation may adjust its hedge positions.

The Corporation owns an interest in a partnership that trades energy commodities and energy derivatives. The accounts of the partnership are consolidated with those of the Corporation. The Corporation also takes trading positions for its own account.

The Corporation uses value at risk to estimate the potential effects of changes in fair values of derivatives and other instruments used in hedging activities and derivatives and commodities used in trading activities. This method determines the maximum potential negative one-day change in fair value with 95% confidence. The analysis is based on historical simulation and other assumptions. The value at risk is summarized below:

	Hedging	Trading
Millions of dollars	Activities	Activities

2001

At December 31	$35	$13

Average for the year	33	17

High during the year	45	22

Low during the year	17	12
2000

At December 31	$36	$16

Average for the year	25	15

High during the year	36	18

Low during the year	17	9

The Corporation may use interest-rate swaps to balance exposure to interest rates. At December 31, 2001, the interest rate on 87% of the Corporation’s debt is fixed and there are no interest rate swaps. The Corporation’s outstanding debt of $5,665 million has a fair value of $5,800 million at December 31, 2001 (debt of $2,050 million at December 31, 2000 had a fair value of $2,149 million). A 10% change in interest rates would change the fair value of debt at December 31, 2001 by $230 million. The impact of a 10% change in interest rates on the fair value at December 31, 2000 would have been $110 million.

The Corporation uses foreign exchange contracts to reduce its exposure to fluctuating foreign exchange rates, principally the pound sterling. At December 31, 2001, the Corporation has $136 million of notional value foreign exchange contracts ($438 million at December 31, 2000). Generally, the Corporation uses these foreign exchange contracts to fix the exchange rate on net monetary liabilities of its North Sea operations. The change in fair value of the foreign exchange contracts from a 10% change in the exchange rate is estimated to be $14 million at December 31, 2001 ($40 million at December 31, 2000).

The Corporation’s trading activities consist of a consolidated trading partnership, in which the Corporation owns a 50% voting interest, and its proprietary trading accounts. Trading transactions are marked-to-market and are reflected in income currently. The information that follows represents 100% of the trading partnership and the Corporation’s proprietary accounts. The fair values of unrealized positions related to these trading activities amounted to net losses of $58 million at December 31, 2001 and $92 million at December 31, 2000. Changes in fair value reflect new positions added, contracts settled and changes in market prices of existing positions. There was no material change in fair value related to changes in valuation techniques and assumptions. Net gains recorded in income for 2001 amounted to $218 million, of which $34 million was unrealized.After expenses and income taxes, the Corporation’s share of net trading income was $45 million.

Amerada Hess Corporation 2001 Annual Report 23

         The table below summarizes the sources used in determining fair values for trading activities at December 31, 2001:

		Percentage of total fair value
		by year of maturity

	Total	2002	2003	2004

Source of fair value

Prices actively quoted	73%	66%	5%	2%

Other external sources	18	18	—	—

Internal estimates	9	8	1	—

Total	100%	92%	6%	2%

The following table summarizes the fair values of net receivables relating to the Corporation’s trading activities and the credit rating of counterparties at December 31:

At Dec. 31
Millions of dollars	2001

Investment grade determined by outside sources	$260

Investment grade determined internally*	110

Less than investment grade	24

Not determined	4

$398

*	Based on information provided by counterparties and other available sources.

Critical Accounting Policies

Accounting policies affect the recognition of assets and liabilities on the Corporation’s balance sheet and revenues and expenses on the income statement. The accounting methods used can affect net income, stockholders’ equity and various financial statement ratios. However, the Corporation’s accounting policies generally do not change cash flows or liquidity.

The Corporation uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire or lease unproved oil and gas properties are capitalized. Costs incurred in connection with the drilling and equipping of successful exploratory wells are also capitalized. If proved reserves are not found, these costs are charged to expense. Other exploration costs, including seismic, are charged to expense as incurred. Development costs, which include the costs of drilling and equipping development wells, are capitalized. Depreciation, depletion, and amortization of capitalized costs of proved oil and gas properties are computed on the unit-of-production method on a field-by-field basis.

As required by FAS No. 121, the carrying values of significant assets are reviewed for indications of impairment whenever events or circumstances indicate that the entire carrying values may not be recoverable. To determine whether an impairment has occurred, the Corporation estimates the undiscounted future cash flows from the assets and compares them to their carrying values. For oil and gas properties, the future cash flows are based on estimates of reserves and future oil and gas prices. Assets that have carrying amounts in excess of undiscounted future cash flows are impaired by reducing their book value to fair value based on discounted cash flows. There were asset impairments totaling $72 million, after income taxes, in 1999 and no material impairments in 2000 or 2001.

In accordance with FAS No. 142, goodwill can no longer be amortized and must be tested for impairment annually. The impairment test is calculated at the reporting unit level, which for the Corporation is the exploration and production segment. The Corporation has recorded $982 million of goodwill in connection with the purchase of Triton. No impairment of goodwill is required if the fair value of the exploration and production segment exceeds its recorded value.

The determination of asset and goodwill impairment depends on judgements about oil and gas reserves, future prices and timing of future cash flows. Significant long-term declines in crude oil and natural gas prices could lead to asset and goodwill impairments.

24 Amerada Hess Corporation 2001 Annual Report

The Corporation has hedged a portion of its future crude oil and natural gas production. The hedging contracts correlate to the selling prices of crude oil or natural gas and are designated as hedges. Therefore, gains or losses on these instruments are recorded in income in the period in which the production is sold. At December 31, the Corporation has $249 million of deferred hedging gains after income taxes.

Environment and Safety

Improvement in environmental and safety performance continues to be a goal of the Corporation. In addition, the Corporation is committed to complying with all laws and regulations covering environment, health and safety wherever it operates.Where existing laws and regulations may not provide an adequate standard of care, the Corporation has developed internal standards of performance to protect the environment, its employees and the communities in which it operates. The Corporation’s awareness of its environmental responsibilities and environmental regulations at the federal, state and local levels have led to programs on energy conservation, pollution control and waste minimization and treatment. To ensure that the Corporation meets its goals and the requirements of regulatory authorities, the Corporation also has programs for compliance evaluation, facility auditing and employee training to monitor operational activities. The trend toward environmental performance improvement raises the Corporation’s operating costs and requires increased capital investments.

The Port Reading refining facility and the HOVENSA refinery manufacture both conventional and reformulated gasolines that are cleaner burning than required under U.S. regulations. In addition, the Corporation’s gasoline is cleaner than the national average (excluding California). The benzene and sulfur content in the Corporation’s gasoline is approximately one-half and one-third, respectively, of the national average. The HOVENSA refinery also has desulfurization capabilities enabling it to produce low-sulfur diesel fuel.

The regulation of motor fuels in the United States and elsewhere continues to be an area of considerable change and will require large capital expenditures in future years. In December 1999, the United States Environmental Protection Agency (“EPA”) adopted rules that phase in limitations on the sulfur content of gasoline beginning in 2004. In December 2000, EPA adopted regulations to reduce substantially the allowable sulfur content of diesel fuel by 2006. The EPA and individual states are also considering restrictions or a prohibition on the use of MTBE, a gasoline additive that is produced by Port Reading and HOVENSA and is used primarily to meet United States regulations requiring oxygenation of reformulated gasolines. New York, Connecticut and several other states have already adopted bans on MTBE use beginning in 2003.

The Corporation and HOVENSA continue to review options to determine the most cost effective compliance strategies for these upcoming fuel regulations. The costs to comply will depend on a variety of factors, including the availability of suitable technology and contractors, the outcome of anticipated litigation regarding the diesel sulfur rule and whether the minimum oxygen content requirement for reformulated gasoline remains in place if MTBE is banned. Other fuel regulations are also under consideration, which could result in additional capital expenditures. Capital expenditures necessary to comply with the low sulfur gasoline requirements at Port Reading are expected to be approximately $70 million over the next three years. Capital expenditures to comply with low-sulfur gasoline and diesel fuel requirements at HOVENSA are presently expected to be $460 million over the next four years. HOVENSA expects to finance these capital expenditures through cash flow and, if necessary, future borrowings.

The Corporation expects continuing expenditures for environmental assessment and remediation related primarily to existing conditions. Sites where corrective action may be necessary include gasoline stations, terminals, onshore exploration and production facilities, refineries (including solid waste management units under permits issued pursuant to the Resource Conservation and Recovery Act) and, although not significant, “Superfund” sites where the Corporation has been named a potentially responsible party. The Corporation expects that existing reserves for environmental liabilities will adequately cover costs to assess and remediate known sites.

Amerada Hess Corporation 2001 Annual Report 25

The Corporation spent $8 million in 2001, $7 million in 2000 and $8 million in 1999 for remediation. Capital expenditures for facilities, primarily to comply with federal, state and local environmental standards,were $6 million in 2001, $5 million in 2000 and $2 million in 1999.

The Corporation’s environmental programs were reinforced in 2001 with the establishment of environmental management systems based on the ISO-14001 model throughout all of the Corporation’s operations. In addition, the Corporation’s Environmental, Health and Safety Council and Advisory Groups continued to establish objectives and targets, monitor performance, and perform strategic reviews.

The Corporation strives to provide a safe working environment for its employees, contractors, customers and the public. To achieve this goal, the Corporation sets performance objectives and targets for continual improvement. Programs are in place to enhance safety awareness and knowledge of safety policies. Inspections and audits are used to monitor performance.

Forward Looking Information

Certain sections of the Financial Review, including references to the Corporation’s future results of operations and financial position, liquidity and capital resources, capital expenditures, oil and gas production, debt repayment and derivative and environmental disclosures, represent forward looking information. Forward looking disclosures are based on the Corporation’s current understanding and assessment of these activities and reasonable assumptions about the future. Actual results may differ from these disclosures because of changes in market conditions, government actions and other factors.

Dividends

Cash dividends on common stock totaled $1.20 per share ($.30 per quarter) during 2001 and $.60 per share ($.15 per quarter) during 2000.

Stock Market Information

The common stock of Amerada Hess Corporation is traded principally on the New York Stock Exchange (ticker symbol: AHC). High and low sales prices in 2001 and 2000 were as follows:

	2001		2000

Quarter Ended	High	Low	High	Low

March 31	$79.45	$66.25	$65.75	$47.81

June 30	90.40	73.40	70.13	61.06

September 30	82.39	59.07	74.94	57.25

December 31	68.96	53.75	76.25	58.13

Quarterly Financial Data

Quarterly results of operations for the years ended December 31, 2001 and 2000 follow:

	Sales					Net
Millions of	and other					income
dollars, except	operating	Operating	Special		Net	per share
per share data	revenues	earnings	items		income	(diluted)

2001

First	$4,183	$337	$—		$337	$3.79

Second	3,461	357	—		357	3.98

Third	2,888	166	—		166	1.86

Fourth	2,881	85	(31	)(a)	54	.61

Total	$13,413	$945	$(31)		$914

2000

First	$2,831	$224	$—		$224	$2.47

Second	2,644	202	—		202	2.24

Third	2,833	257	—		257	2.86

Fourth	3,685	304	36	(b)	340	3.83

Total	$11,993	$987	$36		$1,023

(a)	Reflects after tax charges of $19 million for estimated losses resulting from the bankruptcy of certain subsidiaries of Enron Corporation and $12 million for accrued severance costs.

(b)	Includes a net gain of $60 million on termination of an acquisition, partially offset by a charge of $24 million for costs associated with a research and development venture.

The results of operations for the periods reported herein should not be considered as indicative of future operating results.

26 Amerada Hess Corporation 2001 Annual Report

Statement of Consolidated Income

Amerada Hess Corporation and Consolidated Subsidiaries

	For the Years Ended December 31

Millions of dollars, except per share data	2001	2000	1999

Revenues

Sales (excluding excise taxes) and other operating revenues	$13,413	$11,993	$7,039

Non-operating income

Gain on asset sales	—	—	273

Equity in income of HOVENSA L.L.C	58	121	7

Other	142	163	142

Total revenues	13,613	12,277	7,461

Costs and Expenses

Cost of products sold	8,735	7,883	4,240

Production expenses	711	557	487

Marketing expenses	663	542	387

Exploration expenses, including dry holes and lease impairment	368	289	261

Other operating expenses	224	234	217

General and administrative expenses	313	224	232

Interest expense	194	162	158

Depreciation, depletion and amortization	967	714	649

Impairment of assets and operating leases	—	—	128

Total costs and expenses	12,175	10,605	6,759

Income before income taxes	1,438	1,672	702

Provision for income taxes	524	649	264

Net Income	$914	$1,023	$438

Net Income Per Share

Basic	$10.38	$11.48	$4.88

Diluted	10.25	11.38	4.85

Statement of Consolidated Retained Earnings

	For the Years Ended December 31

Millions of dollars, except per share data	2001	2000	1999

Balance at Beginning of Year	$3,069	$2,287	$1,904

Net income	914	1,023	438

Dividends declared — common stock ($1.20 per share in 2001; $.60 per share in 2000 and 1999)	(107)	(54)	(55)

Common stock acquired and retired	(69)	(187)	—

Balance at End of Year	$3,807	$3,069	$2,287

See accompanying notes to consolidated financial statements.

Amerada Hess Corporation 2001 Annual Report 27

Consolidated Balance Sheet

Amerada Hess Corporation and Consolidated Subsidiaries

	At December 31

Millions of dollars; thousands of shares	2001	2000

Assets

Current Assets

Cash and cash equivalents	$37	$312

Accounts receivable

Trade	2,889	2,949

Other	73	47

Inventories	550	401

Other current assets	397	406

Total current assets	3,946	4,115

Investments and Advances

HOVENSA L.L.C	889	831

Other	747	219

Total investments and advances	1,636	1,050

Property, Plant and Equipment

Exploration and production	15,194	10,499

Refining, marketing and shipping	1,433	1,399

Total — at cost	16,627	11,898

Less reserves for depreciation, depletion, amortization and

lease impairment	8,462	7,575

Property, plant and equipment — net	8,165	4,323

Note Receivable	395	443

Goodwill	982	—

Deferred Income Taxes and Other Assets	245	343

Total Assets	$15,369	$10,274

28 Amerada Hess Corporation 2001 Annual Report

	At December 31

	2001	2000

Liabilities and Stockholders’ Equity

Current Liabilities

Accounts payable — trade	$1,807	$1,875

Accrued liabilities	1,115	1,158

Taxes payable	414	440

Notes payable	106	7

Current maturities of long-term debt	276	58

Total current liabilities	3,718	3,538

Long-Term Debt	5,283	1,985

Deferred Liabilities and Credits

Deferred income taxes	1,111	510

Other	350	358

Total deferred liabilities and credits	1,461	868

Stockholders’ Equity

Preferred stock, par value $1.00, 20,000 shares authorized

3% cumulative convertible series

Authorized — 330 shares

Issued — 327 shares in 2001 and 2000 ($16 million liquidation preference)	—	—

Common stock, par value $1.00

Authorized — 200,000 shares

Issued — 88,757 shares in 2001; 88,744 shares in 2000	89	89

Capital in excess of par value	903	864

Retained earnings	3,807	3,069

Accumulated other comprehensive income	108	(139)

Total stockholders’ equity	4,907	3,883

Total Liabilities and Stockholders’ Equity	$15,369	$10,274

The consolidated financial statements reflect the successful efforts method of accounting for oil and gas exploration and producing activities. See accompanying notes to consolidated financial statements.

Amerada Hess Corporation 2001 Annual Report 29

Statement of Consolidated Cash Flows

Amerada Hess Corporation and Consolidated Subsidiaries

	For the Years Ended December 31

Millions of dollars	2001	2000	1999

Cash Flows From Operating Activities

Net income	$914	$1,023	$438

Adjustments to reconcile net income to net cash

provided by operating activities

Depreciation, depletion and amortization	967	714	649

Impairment of assets and operating leases	—	—	128

Exploratory dry hole costs	204	133	69

Lease impairment	38	33	36

Gain on asset sales	—	—	(273)

Provision for deferred income taxes	64	164	62

Undistributed earnings of affiliates	(52)	(119)	7

	2,135	1,948	1,116
Changes in other operating assets and liabilities

(Increase) decrease in accounts receivable	650	(1,792)	(155)

(Increase) decrease in inventories	(131)	(23)	80

Increase (decrease) in accounts payable and accrued liabilities	(553)	1,617	(175)

Increase (decrease) in taxes payable	(185)	272	53

Changes in prepaid expenses and other	44	(227)	(173)

Net cash provided by operating activities	1,960	1,795	746

Cash Flows From Investing Activities

Capital expenditures

Exploration and production	(2,341)	(783)	(727)

Refining, marketing and shipping	(160)	(155)	(70)

Total capital expenditures	(2,501)	(938)	(797)

Acquisition of Triton Energy Limited, net of cash acquired	(2,720)	—	—

Payment received on note	48	48	24

Investment in affiliates	(86)	(38)	(59)

Proceeds from asset sales and other	54	26	432

Net cash used in investing activities	(5,205)	(902)	(400)

Cash Flows From Financing Activities

Issuance (repayment) of notes	99	(11)	15

Long-term borrowings	3,060	—	990

Repayment of long-term debt	(54)	(396)	(1,348)

Cash dividends paid	(94)	(54)	(54)

Common stock and warrants acquired	(100)	(220)	—

Stock options exercised	59	59	18

Net cash provided by (used in) financing activities	2,970	(622)	(379)

Net Increase (Decrease) in Cash and Cash Equivalents	(275)	271	(33)

Cash and Cash Equivalents at Beginning of Year	312	41	74

Cash and Cash Equivalents at End of Year	$37	$312	$41

See accompanying notes to consolidated financial statements.

30 Amerada Hess Corporation 2001 Annual Report

Statement of Consolidated Changes in Preferred Stock, Common Stock and Capital in Excess of Par Value

Amerada Hess Corporation and Consolidated Subsidiaries

	Preferred Stock		Common stock

					Capital in
	Number of		Number of		excess of
Millions of dollars; thousands of shares	shares	Amount	shares	Amount	par value

Balance at January 1, 1999	—	$—	90,357	$90	$764

Cancellations of nonvested common

stock awards (net)	—	—	(3)	—	—

Employee stock options exercised	—	—	322	1	18

Balance at December 31, 1999	—	—	90,676	91	782

Distributions to trustee of nonvested

common stock awards (net)	—	—	461	—	28

Common stock acquired and retired	—	—	(3,475)	(3)	(31)

Employee stock options exercised	—	—	1,082	1	69

Issuance of preferred stock	327	—	—	—	16

Balance at December 31, 2000	327	—	88,744	89	864

Distributions to trustee of nonvested

common stock awards (net)	—	—	38	—	1

Common stock acquired and retired	—	—	(1,078)	(1)	(11)

Employee stock options exercised	—	—	1,053	1	69

Warrants purchased	—	—	—	—	(20)

Balance at December 31, 2001	327	$—	88,757	$89	$903

Statement of Consolidated Comprehensive Income

	For the Years Ended December 31

Millions of dollars	2001	2000	1999

Components of Comprehensive Income

Net income	$914	$1,023	$438

Change in foreign currency translation adjustment	(2)	(17)	(7)

Unrealized gains on oil and gas hedges, after tax

FAS 133 transition adjustment	100	—	—

Reclassification of deferred hedging gains to income	(74)	—	—

Net change in fair value of hedges	223	—	—

	249	—	—

Comprehensive Income	$1,161	$1,006	$431

See accompanying notes to consolidated financial statements.

Amerada Hess Corporation 2001 Annual Report 31

Notes to Consolidated Financial Statements

Amerada Hess Corporation and Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Business: Amerada Hess Corporation and subsidiaries (the “Corporation”) engage in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas. These activities are conducted primarily in the United States, United Kingdom, Norway, Denmark and Equatorial Guinea. The Corporation also has oil and gas activities in Algeria, Azerbaijan, Colombia, Gabon, Indonesia, Malaysia,Thailand and other countries. In addition, the Corporation manufactures, purchases, transports, trades and markets refined petroleum and other energy products. The Corporation owns 50% of HOVENSA L.L.C., a refinery joint venture in the United States Virgin Islands.An additional refining facility, terminals and retail gasoline stations are located on the East Coast of the United States.

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

Principles of Consolidation: The consolidated financial statements include the accounts of Amerada Hess Corporation and subsidiaries. The Corporation’s interests in oil and gas exploration and production ventures are proportionately consolidated.

Investments in affiliated companies, 20% to 50% owned, including HOVENSA, are stated at cost of acquisition plus the Corporation’s equity in undistributed net income since acquisition, except as stated below. The change in the equity in net income of these companies is included in non-operating income in the income statement. The Corporation consolidates a trading partnership in which it owns a 50% voting interest and over which it exercises control.

Intercompany transactions and accounts are eliminated in consolidation.

Revenue Recognition: The Corporation recognizes revenues from the sale of crude oil, natural gas, petroleum products and other merchandise when title passes to the customer.

The Corporation recognizes revenues from the production of natural gas properties in which it has an interest based on sales to customers. Differences between natural gas volumes sold and the Corporation’s share of natural gas production are not material.

Cash and Cash Equivalents: Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

Inventories: Crude oil and refined product inventories are valued at the lower of cost or market, except for inventories held for trading purposes which are marked to market. For inventories valued at cost, the Corporation uses principally the last-in, firstout (LIFO) inventory method.

Inventories of materials and supplies are valued at or below cost.

Exploration and Development Costs: Oil and gas exploration and production activities are accounted for using the successful efforts method. Costs of acquiring undeveloped oil and gas leasehold acreage, including lease bonuses, brokers’ fees and other related costs, are capitalized.

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

32 Amerada Hess Corporation 2001 Annual Report

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

Impairment of Long-Lived Assets: The Corporation reviews longlived assets, including oil and gas properties, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted future cash flows, the assets are impaired and an impairment loss is recorded. The amount of impairment is based on the estimated fair value of the assets determined by discounting anticipated future net cash flows. The net present value of future cash flows is based on the Corporation’s estimates, including future oil and gas prices applied to projected production profiles, discounted at a rate commensurate with the risks involved. Oil and gas prices used for determining asset impairments may differ from those used at year-end in the standardized measure of discounted future net cash flows.

Impairment of Goodwill: In accordance with FAS No. 142, Goodwill and Other Intangible Assets, goodwill cannot be amortized, however, it must be tested annually for impairment. This impairment test is calculated at the reporting unit level, which is the exploration and production segment for the Corporation’s goodwill. The goodwill impairment test has two steps. The first, identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write-down is recorded.

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

Foreign Currency Translation: The U.S. dollar is the functional currency (primary currency in which business is conducted) for most foreign operations. For these operations, adjustments resulting from translating foreign currency assets and liabilities into U.S. dollars are recorded in income. For operations that use the local currency as the functional currency, adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders’ equity entitled “Accumulated other comprehensive income.” Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Hedging: The Corporation uses futures, forwards, options and swaps, individually or in combination, to reduce the effects of fluctuations in crude oil, natural gas and refined product prices. The Corporation also uses derivatives in its energy marketing activities to fix the purchase and selling prices of energy products. Related hedge gains or losses are an integral part of the selling or purchase prices. Generally, these derivatives are designated as hedges of expected future cash flows or forecasted transactions (cash flow hedges), and the gains or losses are recorded in other comprehensive income. These transactions meet the requirements for hedge accounting, including correlation. The Corporation reclassifies hedging gains and losses included in other comprehensive income to earnings at the time the hedged transactions are recognized. The ineffective portion of hedges is included in current earnings. The Corporation’s remaining derivatives, including foreign currency contracts, are not designated as hedges and the change in fair value is included in income currently.

Trading: Energy trading activities are marked to market, with gains and losses recorded in operating revenue.

Amerada Hess Corporation 2001 Annual Report 33

2. Acquisition of Triton Energy Limited

In 2001, the Corporation acquired 100% of the outstanding ordinary shares of Triton Energy Limited, an international oil and gas exploration and production company. The Corporation’s consolidated financial statements include Triton’s results of operations from August 14, 2001. The acquisition of Triton increases the size and scope of the Corporation’s exploration and production operations, providing access to long-lived international reserves and exploration potential.

The Corporation accounted for the acquisition as a purchase using the accounting standards established in Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. The accounting rules require that the goodwill arising from the purchase method of accounting not be amortized, however, it must be tested for impairment at least annually.

The estimated fair values of assets acquired and liabilities assumed at August 14, 2001 follow:

Millions of dollars

Current assets (net of cash acquired)	$101

Investments and advances	447

Property, plant and equipment	2,605

Other assets	7

Goodwill	982

Total assets acquired	4,142

Current liabilities	(282)

Long-term debt, average rate 6.3%, due through 2007	(555)

Deferred liabilities and credits	(585)

Total liabilities assumed	(1,422)

Net assets acquired	$2,720

The goodwill is assigned to the exploration and production segment and is not deductible for tax purposes. Since the acquisition, goodwill has increased $4 million, mainly related to minor changes in contingent liabilities. Additional adjustments to the purchase price allocation, including estimated assumed liabilities, may still be required.

The following pro forma results of operations present information as if the Triton acquisition occurred at the beginning of each year:

Millions of dollars, except per share data	2001	2000

Pro forma revenue	$13,936	$12,620

Pro forma income	$914	$1,010

Pro forma earnings per share

Basic	$10.38	$11.34

Diluted	$10.25	$11.24

3. Special Items

2001: The Corporation recorded a charge of $29 million ($19 million after income taxes) for estimated losses due to the bankruptcy of certain subsidiaries of Enron Corporation. The charge reflects losses on less than 10% of the Corporation’s crude oil and natural gas hedges. In addition, the Corporation recorded $18 million ($12 million after income taxes) for severance expenses resulting from cost reduction initiatives. The cost reduction program reflects the elimination of approximately 150 positions, principally in exploration and production operations. The severance will be paid primarily in 2002 with the remainder in early 2003. Substantially all of the pre-tax cost of the special items is reflected in general and administrative expense in the income statement.

2000: The Corporation recorded a gain of $97 million ($60 million after income taxes) from the termination of its proposed acquisition of another oil company. The income principally reflects foreign currency gains on pound sterling contracts which were purchased in anticipation of the acquisition. These contracts were subsequently liquidated at an after-tax gain of $53 million. The Corporation also recorded income from a termination payment which was received from the other company, partially offset by transaction costs. The combined results of this transaction were recorded as a special item in the Corporate segment. Refining and marketing results included a charge of $38 million ($24 million after income taxes) for costs associated with an alternative fuel research and development venture. Both of the special items are reflected in non-operating income in the income statement.

34 Amerada Hess Corporation 2001 Annual Report

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

Exploration and production earnings also included an impairment of $59 million ($38 million after income taxes) for the Corporation’s interest in the Trans Alaska Pipeline System. Refining and marketing results included an asset impairment of $34 million (with no income tax benefit) for the Corporation’s crude oil storage terminal in St. Lucia, due to the nonrenewal of a major third party storage contract. The Corporation also accrued $35 million ($27 million after income taxes) for a further decline in the value of a drilling service fixed-price contract due to lower market rates. During 2000, $41 million of drilling contract payments were charged against the reserve and the remaining balance of $14 million was reversed to income.

Gains on asset sales are included on a separate line in non-operating income in the income statement. The impairment of carrying values of the Alaska pipeline and the crude oil storage terminal and the loss on the drilling service contract are reflected in a separate impairment line in the income statement.

4. Inventories

Inventories at December 31 are as follows:

Millions of dollars	2001	2000

Crude oil and other charge stocks	$108	$103

Refined and other finished products	440	502

Less: LIFO adjustment	(111)	(281)

	437	324

Materials and supplies	113	77

Total	$550	$401

5. Refining Joint Venture

The Corporation has an investment in HOVENSA L.L.C., a 50% joint venture with Petroleos de Venezuela, S.A. (PDVSA). HOVENSA owns and operates a refinery in the Virgin Islands, previously wholly owned by the Corporation.

The Corporation accounts for its investment in HOVENSA using the equity method. Summarized financial information for HOVENSA as of December 31, 2001, 2000 and 1999 and for the years then ended follows:

Millions of dollars	2001	2000	1999

Summarized Balance Sheet

At December 31

Current assets	$491	$523	$433

Net fixed assets	1,846	1,595	1,328

Other assets	35	37	27

Current liabilities	(294)	(425)	(282)

Long-term debt	(365)	(131)	(150)

Deferred liabilities and credits	(23)	(22)	(26)

Partners’ equity	$1,690	$1,577	$1,330

Summarized Income Statement

For the periods ended December 31

Total revenues	$4,209	$5,243	$3,082

Costs and expenses	(4,089)	(4,996)	(3,064)

Net income(a)	$120	$247	$18

(a)	The Corporation’s share of HOVENSA’s income was $58 million in 2001, $121 million in 2000 and $7 million in 1999.

Amerada Hess Corporation 2001 Annual Report 35

The Corporation has agreed to purchase 50% of HOVENSA’s production of refined products at market prices, after sales by HOVENSA to unaffiliated parties. Such purchases amounted to approximately $1,500 million during 2001, $2,080 million during 2000 and $1,196 million during 1999. The Corporation sold crude oil to HOVENSA for approximately $110 million during 2001, $98 million during 2000 and $81 million during 1999. The Corporation guarantees the payment of up to 50% of the value of HOVENSA’s crude oil purchases from suppliers other than PDVSA. At December 31, 2001, this amount was $77 million.

At formation of the joint venture, PDVSA,V.I., a wholly-owned subsidiary of PDVSA, purchased a 50% interest in the fixed assets of the Corporation’s Virgin Islands refinery for $63 million in cash and a 10-year note from PDVSA V.I. for $563 million bearing interest at 8.46% per annum and requiring principal payments over its term. At December 31, 2001 and December 31, 2000, the principal balance of the note was $443 million and $491 million, respectively. In addition, there is a $125 million, 10-year, contingent note, which was not valued for accounting purposes. PDVSA V.I.’s payment obligations under both notes are guaranteed by PDVSA and secured by a pledge of PDVSA V.I.’s interest in the joint venture.

6. Short-Term Notes and Related Lines of Credit

Short-term notes payable to banks amounted to $106 million at December 31, 2001 and $7 million at December 31, 2000. The weighted average interest rates on these borrowings were 2.5% and 6.8% at December 31, 2001 and 2000, respectively. At December 31, 2001, the Corporation has uncommitted arrangements with banks for unused lines of credit aggregating $214 million.

7. Long-Term Debt

Long-term debt at December 31 consists of the following:

Millions of dollars	2001	2000

Fixed rate debentures, weighted average rate 6.8%, due through 2031	$3,483	$990

Fixed rate debentures, weighted average rate 6.3%, due through 2007	503	—

6.1% Marine Terminal Revenue Bonds—Series 1994— City of Valdez, Alaska, due 2024	20	20

Pollution Control Revenue Bonds, weighted average rate 6.6%, due through 2022	53	53

Fixed rate notes, payable principally to insurance companies, weighted average rate 8.5%, due through 2014	645	645

Revolving Credit Facility with banks, weighted average rate 2.5%, due through 2006	32	—

Commercial paper, weighted average rate 2.8%	539	—

Project lease financing, weighted average rate 5.1%, due through 2014	174	178

Notes payable for asset purchases, weighted average rate 6.3%, due through 2003	98	147

Capitalized lease obligations, weighted average rate 5.9%, due through 2009	7	7

Other loans, weighted average rate 9.1%, due through 2019	5	3

	5,559	2,043

Less amount included in current maturities	276	58

Total	$5,283	$1,985

36 Amerada Hess Corporation 2001 Annual Report

The aggregate long-term debt maturing during the next five years is as follows (in millions): 2002—$276 (included in current liabilities); 2003—$28; 2004—$509; 2005—$223 and 2006— $1,097.

The Corporation’s long-term debt agreements contain restrictions on the amount of total borrowings and cash dividends allowed. At December 31, 2001, the Corporation is permitted to borrow an additional $2.5 billion for the construction or acquisition of assets. At year-end, the amount available for payment of dividends is $943 million.

In August 2001, the Corporation issued $2.5 billion of public debentures of which $500 million bears interest at 5.30% and is due in 2004, $500 million bears interest at 5.90% and is due in 2006, $750 million bears interest at 6.65% and is due in 2011 and $750 million bears interest at 7.30% and is due in 2031. In the first quarter of 2002, the Corporation issued $600 million of public debentures bearing interest at 7.125%, due in 2033.

The Corporation has a $1.5 billion revolving credit agreement, which expires in January 2006 and bears interest at .725% above the London Interbank Offered Rate. A facility fee of .15% per annum is currently payable on the amount of the credit line. The interest rate and facility fee are increased if the Corporation’s public debt rating is lowered. At December 31, 2001, the Corporation had $929 million of additional borrowing capacity available under its revolving credit agreement. Outstanding commercial paper of $539 million is supported by this credit line and therefore is classified as long-term.

In 2001, 2000 and 1999, the Corporation capitalized interest of $44 million, $3 million and $16 million, respectively, on major development projects. The total amount of interest paid (net of amounts capitalized), principally on short-term and long-term debt, in 2001, 2000 and 1999 was $121 million, $173 million and $145 million, respectively.

8. Stock Based Compensation Plans

The Corporation has outstanding stock options and nonvested common stock under its 1995 Long-Term Incentive Plan (as amended) and its Executive Long-Term Incentive Compensation and Stock Ownership Plan (which expired in 1997). Generally, stock options vest one year from the date of grant and the exercise price equals or exceeds the market price on the date of grant. Nonvested common stock vests five years from the date of grant.

The Corporation’s stock option activity in 2001, 2000 and 1999 consisted of the following:

		Weighted-
		average
	Options	exercise price
	(thousands)	per share

Outstanding at January 1, 1999	3,095	$56.21

Granted	1,804	55.66

Exercised	(322)	53.22

Forfeited	(70)	58.08

Outstanding at December 31, 1999	4,507	56.18

Granted	870	60.39

Exercised	(1,082)	54.41

Outstanding at December 31, 2000	4,295	57.47

Granted	1,674	60.91

Exercised	(1,053)	56.28

Forfeited	(42)	61.79

Outstanding at December 31, 2001	4,874	$58.87

Exercisable at December 31, 1999	2,702	$56.52

Exercisable at December 31, 2000	3,425	56.73

Exercisable at December 31, 2001	3,216	57.85

Exercise prices for employee stock options at December 31, 2001 ranged from $49.19 to $84.61 per share. The weighted-average remaining contractual life of employee stock options is 8 years.

Amerada Hess Corporation 2001 Annual Report 37

The Corporation uses the Black-Scholes model to estimate the fair value of employee stock options for pro forma disclosure of the effects on net income and earnings per share. The Corporation used the following weighted-average assumptions in the Black-Scholes model for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.1%, 5.4% and 5.9%; expected stock price volatility of ..244, .225 and .207; dividend yield of 2.0%, 1.0% and 1.1%; and an expected life of seven years. The Corporation’s net income would have been reduced by approximately $13 million in 2001, $17 million in 2000 and $6 million in 1999 ($.15 per share in 2001, $.19 per share in 2000 and $.07 per share in 1999, diluted) if option expense were recorded using the fair value method.

The weighted-average fair values of options granted for which the exercise price equaled the market price on the date of grant were $16.20 in 2001, $20.04 in 2000 and $18.45 in 1999.

Total compensation expense for nonvested common stock was $12 million in 2001, $7 million in 2000 and $10 million in 1999. Awards of nonvested common stock were as follows:

	Shares of
	nonvested	Weighted-
	common stock	average
	awarded	price on date
	(thousands)	of grant

Granted in 1999	24	$56.07

Granted in 2000	519	59.65

Granted in 2001	108	67.25

At December 31, 2001, the number of common shares reserved for issuance is as follows (in thousands):

1995 Long-Term Incentive Plan Future awards	872

Stock options outstanding	4,874

Stock appreciation rights	15

Total	5,761

9. Foreign Currency Translation

Foreign currency gains amounted to $7 million after income taxes in 2001. In 2000, after-tax foreign currency gains amounted to $45 million, including the gain of $53 million related to the termination of the proposed acquisition of another oil company. After-tax foreign currency gains amounted to $17 million in 1999.

The balance in accumulated other comprehensive income related to foreign currency translation was a reduction of $141 million at December 31, 2001 compared with a reduction of $139 million at December 31, 2000.

10. Pension Plans

The Corporation has defined benefit pension plans for substantially all of its employees. The following table reconciles the benefit obligation and fair value of plan assets and shows the funded status:

Millions of dollars	2001	2000

Reconciliation of pension benefit obligation

Benefit obligation at January 1	$589	$501

Service cost	20	18

Interest cost	41	37

Actuarial (gain) loss	(5)	34

Acquisition of business	7	25

Benefit payments	(29)	(26)

Pension benefit obligation at December 31	623	589

Reconciliation of fair value of plan assets

Fair value of plan assets at January 1	543	534

Actual return on plan assets	(39)	(13)

Employer contributions	12	14

Acquisition of business	8	34

Benefit payments	(29)	(26)

Fair value of plan assets at December 31	495	543

Funded status at December 31

Funded status	(128)	(46)

Unrecognized prior service cost	5	6

Unrecognized loss (gain)	76	(5)

Accrued pension liability	$(47)	$(45)

38 Amerada Hess Corporation 2001 Annual Report

Pension expense consisted of the following:

Millions of dollars	2001	2000	1999

Service cost	$20	$18	$22

Interest cost	41	37	34

Expected return on plan assets	(48)	(45)	(41)

Amortization of prior service cost	1	2	1

Amortization of net gain	—	(1)	—

Pension expense	$14	$11	$16

Prior service costs and gains and losses in excess of 10% of the greater of the benefit obligation or the market value of assets are amortized over the average remaining service period of active employees.

The weighted-average actuarial assumptions used by the Corporation’s pension plans at December 31 were as follows:

	2001	2000

Discount rate	7.0%	7.0%

Expected long-term rate of return on plan assets	9.0%	8.7%

Rate of compensation increases	4.5%	4.5%

The Corporation also has a nonqualified supplemental pension plan covering certain employees. The supplemental pension plan provides for incremental pension payments from the Corporation’s funds so that total pension payments equal amounts that would have been payable from the Corporation’s principal pension plan were it not for limitations imposed by income tax regulations. The benefit obligation related to this unfunded plan totaled $59 million at December 31, 2001 and $47 million at December 31, 2000. Pension expense for the plan was $9 million in 2001 and $7 million in 2000 and 1999. The Corporation has accrued $44 million for this plan at December 31, 2001 ($35 million at December 31, 2000). The trust established to fund the supplemental plan held assets valued at $23 million at December 31, 2001 and $19 million at December 31, 2000.

11. Provision for Income Taxes

The provision (benefit) for income taxes consisted of:

Millions of dollars	2001		2000	1999

United States Federal

Current	$78		$92	$6

Deferred	49		62	82

State	27		22	6

	154		176	94

Foreign

Current	356		371	189

Deferred	14		102	(15)

	370		473	174

Adjustment of deferred tax liability for foreign income tax rate change	—		—	(4)

Total	$524	(a)	$649	$264 (b)

(a)	Includes benefit of $48 million relating to prior year refunds of United Kingdom Advance Corporation Taxes and deductions for exploratory drilling.

(b)	Includes a benefit of $54 million representing deductions for certain prior year foreign drilling costs and capital losses.

Income before income taxes consisted of the following:

Millions of dollars	2001	2000	1999

United States	$385	$497	$397

Foreign*	1,053	1,175	305

Total	$1,438	$1,672	$702

*	Foreign income includes the Corporation’s Virgin Islands, shipping and other operations located outside of the United States.

Amerada Hess Corporation 2001 Annual Report 39

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their recorded amounts in the financial statements. A summary of the components of deferred tax liabilities and assets at December 31 follows:

Millions of dollars	2001	2000

Deferred tax liabilities

Fixed assets and investments	$1,168	$350

Foreign petroleum taxes	209	202

Other	118	97

Total deferred tax liabilities	1,495	649

Deferred tax assets

Accrued liabilities	176	99

Net operating and capital loss carryforwards	350	171

Tax credit carryforwards	32	122

Other	44	28

Total deferred tax assets	602	420

Valuation allowance	(93)	(111)

Net deferred tax assets	509	309

Net deferred tax liabilities	$986	$340

The difference between the Corporation’s effective income tax rate and the United States statutory rate is reconciled below:

	2001	2000	1999

United States statutory rate	35.0%	35.0%	35.0%

Effect of foreign operations, including foreign tax credits	1.1	3.5	3.0

State income taxes, net of Federal income tax benefit	1.2	.8	.6

Prior year adjustments	(1.4)	(.6)	(.8)

Other	.5	.1	(.2)

Total	36.4%	38.8%	37.6%

The Corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $2 billion at December 31, 2001, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $160 million would have been required.

For income tax reporting at December 31, 2001, the Corporation has alternative minimum tax credit carryforwards of approximately $32 million, which can be carried forward indefinitely. At December 31, 2001, a net operating loss carryforward of approximately $780 million is also available to offset income of the HOVENSA joint venture partners. In addition, a foreign exploration and production subsidiary has a net operating loss carryforward of approximately $560 million.

Income taxes paid (net of refunds) in 2001, 2000 and 1999 amounted to $605 million, $249 million and $141 million, respectively.

12. Net Income Per Share

The weighted average number of common shares used in the basic and diluted earnings per share computations are summarized below:

Thousands of shares	2001	2000	1999

Common shares—basic	88,031	89,063	89,692

Effect of dilutive securities

Stock options	468	339	152

Nonvested common stock	425	358	436

Convertible preferred stock	205	118	—

Common shares—diluted	89,129	89,878	90,280

Diluted common shares include shares that would be outstanding assuming the exercise of stock options, the fulfillment of restrictions on nonvested shares and the conversion of preferred stock. The table excludes the effect of out-of-the-money options on 139,000 shares, 1,063,000 shares and 1,609,000 shares in 2001, 2000 and 1999, respectively.

40 Amerada Hess Corporation 2001 Annual Report

13. Leased Assets

The Corporation and certain of its subsidiaries lease floating production systems, drilling rigs, tankers, gasoline stations, office space and other assets for varying periods.At December 31, 2001, future minimum rental payments applicable to noncancelable operating leases with remaining terms of one year or more (other than oil and gas leases) are as follows:

Operating
Millions of dollars	Leases

2002	$98

2003	100

2004	95

2005	57

2006	53

Remaining years	715

Total minimum lease payments	1,118

Less income from subleases	21

Net minimum lease payments	$1,097

Certain operating leases provide an option to purchase the related property at fixed prices.

Rental expense for all operating leases, other than rentals applicable to oil and gas leases, was as follows:

Millions of dollars	2001	2000	1999

Total rental expense	$206	$199	$156

Less income from subleases	63	86	51

Net rental expense	$143	$113	$105

14. Financial Instruments, Hedging and Trading Activities

On January 1, 2001, the Corporation adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires that the Corporation recognize all derivatives on the balance sheet at fair value and establishes criteria for using derivatives as hedges.

The January 1, 2001 transition adjustment resulting from adopting FAS No. 133 was a cumulative increase in other comprehensive income of $100 million after income taxes ($145 million before income taxes). Substantially all of the transition adjustment results from crude oil and natural gas cash flow hedges. The transition adjustment did not have a material effect on net income or retained earnings. The accounting change also affected current assets and liabilities.

Hedging: The Corporation uses futures, forwards, options and swaps, individually or in combination, to reduce the effects of fluctuations in crude oil, natural gas and refined product selling prices. The Corporation also uses derivatives in its energy marketing activities to fix the purchase and selling prices of energy products. Related hedge gains or losses are an integral part of the selling or purchase prices. Generally, these derivatives are designated as hedges of expected future cash flows or forecasted transactions (cash flow hedges), and the gains or losses are recorded in other comprehensive income. The Corporation’s use of fair value hedges is not material.

The Corporation reclassifies hedging gains and losses from accumulated other comprehensive income to earnings at the time the hedged transactions are recognized. Results from exploration and production activities in 2001 were increased $74 million after income taxes ($106 million before income taxes) by reclassified hedge gains. This included $53 million after income taxes ($82 million before income taxes) associated with the transition adjustment at the beginning of the year. The impact of hedging on refining and marketing results was immaterial. The ineffective portion of hedges is included in current earnings in cost of products sold. The amount of hedge ineffectiveness was not material during the year ended December 31, 2001.

The Corporation produced 109 million barrels of crude oil and natural gas liquids and 296 million Mcf of natural gas in 2001.At December 31, 2001, the Corporation’s crude oil and natural gas hedging activities included commodity futures, option and swap contracts. Crude oil hedges mature in 2002 and cover 29 million barrels of crude oil production (88 million barrels of crude oil in 2000). The Corporation has natural gas hedges covering 143 million Mcf of natural gas production at December 31, 2001, which mature in 2002 and 2003 (20 million Mcf of natural gas at December 31, 2000).

Amerada Hess Corporation 2001 Annual Report 41

Since the contracts described above are designated as hedges and correlate to price movements of crude oil and natural gas, any gains or losses resulting from market changes will be offset by losses or gains on the Corporation’s production. At December 31, 2001, after-tax deferred gains in accumulated other comprehensive income from the Corporation’s crude oil and natural gas hedging contracts expiring through 2003 were $249 million ($374 million before income taxes), including $164 million of unrealized gains. Of the total amount, $226 million matures during 2002. Creditworthiness of counterparties to hedging transactions is reviewed regularly and full performance is expected. Deferred gains were $100 million at December 31, 2000, of which $131 million represented unrealized gains.

In its energy marketing business, the Corporation has entered into fixed-price sales contracts with a fair value of $115 million, offset by financial instruments which fix the future purchase price. These contracts mature generally through 2003. There is no significant concentration of credit risk with counterparties.

Commodity Trading: The Corporation, principally through a consolidated partnership, trades energy commodities, including futures, forwards, options and swaps, based on expectations of future market conditions. The Corporation’s net income from trading activities, including its share of the earnings of the trading partnership amounted to $45 million in 2001, $22 million in 2000 and $19 million in 1999.

Financial Instruments: Foreign currency contracts are used to protect the Corporation from fluctuations in exchange rates. The Corporation enters into foreign currency contracts, which are not designated as hedges, and the change in fair value is included in income currently. The Corporation has $136 million of notional value foreign currency forward and purchased option contracts maturing in 2002 ($438 million at December 31, 2000) and $225 million in letters of credit outstanding ($365 million at December 31, 2000). Of the total letters of credit outstanding at December 31, 2001, $37 million represents contingent liabilities; the remaining $188 million relates to liabilities recorded on the balance sheet. Notional amounts do not quantify risk or represent assets or liabilities of the Corporation, but are used in the calculation of cash settlements under the contracts.

Fair Value Disclosure: The carrying amounts of cash and cash equivalents, short-term debt and long-term, variable-rate debt approximate fair value. The Corporation estimates the fair value of its long-term, fixed-rate note receivable and debt generally using discounted cash flow analysis based on current interest rates for instruments with similar maturities. Interest-rate swaps and foreign currency exchange contracts are valued based on current termination values or quoted market prices of comparable contracts. The Corporation’s valuation of commodity contracts considers quoted market prices, where applicable. In the absence of quoted market prices, the Corporation values contracts at fair value considering time value, volatility of the underlying commodities and other factors.

The following table presents the year-end fair values of energy commodities and derivative instruments used in hedging and trading activities:

	Fair Value
	At Dec. 31
Millions of dollars,
asset (liability)	2001	2000

Commodities	$54	$6

Futures and forwards

Assets	154	374

Liabilities	(323)	(436)

Options

Held	420	1,069

Written	(466)	(1,096)

Swaps

Assets	1,472	1,752

Liabilities	(1,109)	(1,442)

The carrying amounts of the Corporation’s financial instruments and commodity contracts, including those used in the Corporation’s hedging and trading activities, generally approximate their fair values at December 31, 2001 and 2000, except as follows:

	2001		2000

	Balance		Balance
Millions of dollars,	Sheet	Fair	Sheet	Fair
asset (liability)	Amount	Value	Amount	Value

Long-term, fixed-rate note receivable	$443	$440	$491	$467

Fixed-rate debt	(4,936)	(5,070)	(1,991)	(2,090)

Market and Credit Risks: The Corporation’s financial instruments expose it to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. In its trading activities, the Corporation reduces its risk related to certain counterparties by requiring collateral, generally cash.

42 Amerada Hess Corporation 2001 Annual Report

In its trading activities, the Corporation has net receivables of $398 million at December 31, 2001, which are concentrated with counterparties, as follows: domestic and foreign trading companies— 33%, banks and major financial institutions—23%, gas and power marketers—18% and integrated energy companies—16%.

15. Future Accounting Changes

The Corporation adopted FAS No. 141, Business Combinations, and FAS No. 142, Goodwill and Other Intangible Assets, for the Triton acquisition and related goodwill. The remaining provisions of these standards apply in 2002. The Corporation has not determined what the future effect of the remaining provisions will be.

The Financial Accounting Standards Board also recently issued FAS No. 143, Accounting for Asset Retirement Obligations. This statement significantly changes the method of accruing for costs associated with the retirement of fixed assets for which a legal retirement obligation exists, such as the dismantlement of oil and gas production facilities. This standard becomes effective in 2003. The Corporation has not yet determined what the future effect of adopting this new accounting standard will be on its income and financial position.

16. Litigation and Contingencies

In 1998, Triton Energy Limited (Triton) became a defendant in a lawsuit filed against it and Thomas G. Finck and Peter Rugg, in their capacities as former officers of Triton. The Corporation acquired Triton in August of 2001. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, in connection with disclosures concerning Triton’s properties, operations, and value relating to a prospective sale in 1998 of Triton or all or a part of its assets. The lawsuits seek recovery of an unspecified amount of compensatory damages, fees and costs. Triton filed a motion to dismiss that was denied. Discovery is proceeding. A motion for class certification is pending. Triton believes its disclosures were accurate and intends to vigorously defend these actions but can make no assurance that the litigation will be resolved in its favor.

The Corporation is subject to other contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Corporation considers these routine and incidental to its business and not material to its financial position or results of operations. The Corporation accrues liabilities when the future costs are probable and reasonably estimable.

17. Segment Information

Financial information by major geographic area for each of the three years ended December 31, 2001 follows:

	United		Africa, Asia	Consoli-
Millions of dollar	States*	Europe	and other	dated

2001

Operating revenues	$9,824	$3,138	$451	$13,413

Property, plant and equipment (net)	2,469	2,322	3,374	8,165

2000

Operating revenues	$8,953	$2,825	$215	$11,993

Property, plant and equipment (net)	1,558	2,269	496	4,323

1999

Operating revenues	$4,948	$1,944	$147	$7,039

Property, plant and equipment (net)	1,289	2,396	367	4,052

*	Includes shipping operations.

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

Amerada Hess Corporation 2001 Annual Report 43

17. Segment Information (Continued)

The following table presents financial data by operating segment for each of the three years ended December 31, 2001:

	Exploration	Refining,
	and	Marketing
Millions of dollars	Production	and Shipping	Corporate	Consolidated*

2001

Operating revenues

Total operating revenues	$4,812	$9,454	$2

Less: Transfers between affiliates	855	—	—

Operating revenues from unaffiliated customers	$3,957	$9,454	$2	$13,413

Operating earnings (loss)	$923	$235	$(213)	$945

Special items	(29)	(2)	—	(31)

Net income (loss)	$894	$233	$(213)	$914

Earnings of equity affiliates	$(2)	$54	$—	$52

Interest income	6	45	8	59

Interest expense	—	—	194	194

Depreciation, depletion, amortization and lease impairment	951	51	3	1,005

Provision (benefit) for income taxes	528	65	(69)	524

Investments in equity affiliates	580	1,052	—	1,632

Identifiable assets	10,412	4,797	160	15,369

Capital employed	7,534	2,999	39	10,572

Capital expenditures	5,061	155	5	5,221

2000

Operating revenues

Total operating revenues	$3,970	$8,813	$2

Less: Transfers between affiliates	792	—	—

Operating revenues from unaffiliated customers	$3,178	$8,813	$2	$11,993

Operating earnings (loss)	$868	$288	$(169)	$987

Special items	—	(24)	60	36

Net income (loss)	$868	$264	$(109)	$1,023

Earnings of equity affiliates	$1	$121	$6	$128

Interest income	7	59	11	77

Interest expense	—	—	162	162

Depreciation, depletion, amortization and lease impairment	700	39	8	747

Provision (benefit) for income taxes	612	50	(13)	649

Investments in equity affiliates	147	894	—	1,041

Identifiable assets	4,688	4,976	610	10,274

Capital employed	2,817	2,747	369	5,933

Capital expenditures	783	154	1	938

1999

Operating revenues

Total operating revenues	$2,947	$4,541	$1

Less: Transfers between affiliates	450	—	—

Operating revenues from unaffiliated customers	$2,497	$4,541	$1	$7,039

Operating earnings (loss)	$324	$133	$(150)	$307

Special items	19	112	—	131

Net income (loss)	$343	$245	$(150)	$438

Earnings of equity affiliates	$(9)	$11	$7	$9

Interest income	12	50	1	63

Interest expense	—	—	158	158

Depreciation, depletion, amortization and lease impairment	641	42	2	685

Provision (benefit) for income taxes	184	118	(38)	264

Investments in equity affiliates	148	778	61	987

Identifiable assets	4,396	2,993	339	7,728

Capital employed	3,137	1,974	237	5,348

Capital expenditures	727	68	2	797

*	After elimination of transactions between affiliates, which are valued at approximate market prices.

44 Amerada Hess Corporation 2001 Annual Report

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

The Corporation’s consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, who have been selected by the Audit Committee and the Board of Directors and approved by the stockholders. Ernst & Young LLP assesses the Corporation’s system of internal controls and performs tests and procedures that they consider necessary to arrive at an opinion on the fairness of the consolidated financial statements.

The Audit Committee of the Board of Directors consists solely of independent directors. The Audit Committee meets periodically with the independent auditors, internal auditors and management to review and discuss the annual audit scope and plans, the adequacy of staffing, the system of internal controls and the results of examinations. At least annually, the Audit Committee meets with the independent auditors and with the internal auditors without management present. The Audit Committee also reviews the Corporation’s financial statements with management and the independent auditors. This review includes a discussion of accounting principles, significant judgements inherent in the financial statements, disclosures and such other matters required by generally accepted auditing standards. Ernst & Young LLP and the Corporation’s internal auditors have unrestricted access to the Audit Committee.

John B. Hess
Chairman of the Board and Chief Executive Officer

John Y. Schreyer
Executive Vice President and Chief Financial Officer

Amerada Hess Corporation 2001 Annual Report 45

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Amerada Hess Corporation

We have audited the accompanying consolidated balance sheet of Amerada Hess Corporation and consolidated subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, retained earnings, cash flows, changes in preferred stock, common stock and capital in excess of par value and comprehensive income for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerada Hess Corporation and consolidated subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 14 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001.

New York, NY
February 22, 2002

46 Amerada Hess Corporation 2001 Annual Report

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

The Corporation produces crude oil and/or natural gas in the United States, Europe, Gabon, Indonesia, Thailand, Azerbaijan and Algeria. With the acquisition of Triton Energy Limited in August 2001, the Corporation acquired producing properties and exploration interests in Equatorial Guinea, Colombia, and through an equity investee, the joint development area of Malaysia and Thailand. Exploration activities are also conducted, or are planned, in additional countries.

The Corporation also owns a 25% interest in an oil and gas exploration and production company that it accounts for on the equity method.

Costs Incurred in Oil and Gas Producing Activities

		United		Africa, Asia
For the Years Ended December 31 (Millions of dollars)	Total	States	Europe	and other

2001

Property acquisitions

Proved	$2,772	$831	$—	$1,941

Unproved	820	121	1	698

Exploration	297	107	87	103

Development	1,182	322	516	344

Share of equity investees’ costs incurred	14	—	9	5

2000

Property acquisitions

Proved	$80	$—	$—	$80

Unproved	38	22	8	8

Exploration	252	119	49	84

Development	536	155	321	60

Share of equity investee’s costs incurred	49	—	9	40

1999

Property acquisitions

Proved	$—	$—	$—	$—

Unproved	24	7	—	17

Exploration	232	72	76	84

Development	626	137	451	38

Share of equity investee’s costs incurred	38	—	11	27

Capitalized Costs Relating to Oil and Gas Producing Activities

At December 31 (Millions of dollars)	2001	2000

Unproved properties	$1,099	$321

Proved properties	3,804	1,736

Wells, equipment and related facilities	10,291	8,442

Total costs	15,194	10,499

Less: Reserve for depreciation, depletion, amortization and lease impairment	7,907	7,006

Net capitalized costs	$7,287	$3,493

Share of equity investees’ capitalized costs	$655	$196

Amerada Hess Corporation 2001 Annual Report 47

The results of operations for oil and gas producing activities shown below exclude sales of purchased natural gas, non-operating income (including gains on sales of oil and gas properties), interest expense and gains and losses resulting from foreign currency exchange transactions. Therefore, these results are on a different basis than the net income from exploration and production operations reported in management’s discussion and analysis of results of operations and in Note 17 to the financial statements.

Results of Operations for Oil and Gas Producing Activities

		United		Africa, Asia
For the Years Ended December 31 (Millions of dollars)	Total	States	Europe	and other

2001

Sales and other operating revenues

Unaffiliated customers	$2,519	$378	$1,706	$435

Inter-company	1,032	856	176	—

Total revenues	3,551	1,234	1,882	435

Costs and expenses

Production expenses, including related taxes	711	213	374	124

Exploration expenses, including dry holes and lease impairment	368	156	103	109

Other operating expenses	153	80	25	48

Depreciation, depletion and amortization	913	368	446	99

Total costs and expenses	2,145	817	948	380

Results of operations before income taxes	1,406	417	934	55

Provision for income taxes	523	143	320	60

Results of operations	$883	$274	$614	$(5)

Share of equity investees’ results of operations	$17	$—	$12	$5

2000

Sales and other operating revenues

Unaffiliated customers	$2,153	$146	$1,813	$194

Inter-company	944	792	152	—

Total revenues	3,097	938	1,965	194

Costs and expenses

Production expenses, including related taxes	557	147	361	49

Exploration expenses, including dry holes and lease impairment	289	141	51	97

Other operating expenses	86	44	20	22

Depreciation, depletion and amortization	667	175	450	42

Total costs and expenses	1,599	507	882	210

Results of operations before income taxes	1,498	431	1,083	(16)

Provision for income taxes	613	158	442	13

Results of operations	$885	$273	$641	$(29)

Share of equity investee’s results of operations	$2	$—	$(3)	$5

1999

Sales and other operating revenues

Unaffiliated customers	$1,548	$192	$1,242	$114

Inter-company	450	450	—	—

Total revenues	1,998	642	1,242	114

Costs and expenses

Production expenses, including related taxes	487	126	336	25

Exploration expenses, including dry holes and lease impairment	261	96	91	74

Other operating expenses	101	47	34	20

Depreciation, depletion and amortization	604	194	385	25

Impairment of assets and operating leases	94	59	—	35

Total costs and expenses	1,547	522	846	179

Results of operations before income taxes	451	120	396	(65)

Provision for income taxes	152	43	160	(51)

Results of operations	$299	$77	$236	$(14)

Share of equity investee’s results of operations	$(6)	$—	$(11)	$5

48 Amerada Hess Corporation 2001 Annual Report

The Corporation’s net oil and gas reserves have been estimated by independent consultants DeGolyer and MacNaughton, except for reserves in Equatorial Guinea that are estimated by Netherland, Sewell and Associates, Inc. The reserves in the tabulation below include proved undeveloped crude oil and natural gas reserves that will require substantial future development expenditures. The estimates of the Corporation’s proved reserves of crude oil and natural gas (after deducting royalties and operating interests owned by others) follow:

Oil and Gas Reserves

	Crude Oil, Condensate and
	Natural Gas Liquids						Natural Gas
	(Millions of barrels)						(Millions of Mcf)

			Africa,						Africa,
	United		Asia and		Equity	World-	United		Asia and		Equity	World-
	States	Europe	other(a)	Total	Investees	wide	States	Europe	other(a)	Total	Investees	wide

Net Proved Developed and Undeveloped Reserves

At January 1, 1999	169	434	92	695	16	711	780	1,009	266	2,055	280	2,335

Revisions of previous estimates	13	10	(2)	21	—	21	(32)	35	31	34	—	34

Extensions, discoveries and other additions	5	49	14	68	—	68	25	60	9	94	—	94

Purchases of minerals in-place	—	—	4	4	—	4	4	—	—	4	—	4

Sales of minerals in-place	—	—	(5)	(5)	—	(5)	(48)	—	—	(48)	(1)	(49)

Production	(24)	(55)	(6)	(85)	(2)	(87)	(124)	(106)	(5)	(235)	(2)	(237)

At December 31, 1999	163	438	97	698	14	712	605	998	301	1,904	277	2,181

Revisions of previous estimates	9	31	5	45	(1)	44	2	33	7	42	2	44

Extensions, discoveries and other additions	7	16	4	27	—	27	43	47	14	104	44	148

Purchases of minerals in-place	1	4	83	88	—	88	8	2	—	10	—	10

Sales of minerals in-place	—	(5)	(2)	(7)	—	(7)	—	(4)	—	(4)	—	(4)

Production	(24)	(65)	(7)	(96)	(2)	(98)	(106)	(131)	(12)	(249)	(3)	(252)

At December 31, 2000	156	419	180	755	11	766	552	945	310	1,807	320	2,127

Revisions of previous estimates	3	33	4	40	(1)	39	31	2	(17)	16	46	62

Extensions, discoveries and other additions	9	18	8	35	—	35	62	196	33	291	—	291

Purchases of minerals in-place	22	1	190	213	13	226	227	—	10	237	493	730

Sales of minerals in-place	—	—	—	—	—	—	—	(1)	—	(1)	(25)	(26)

Production	(28)	(63)	(18)	(109)	(2)	(111)	(155)	(131)	(10)	(296)	(7)	(303)

At December 31, 2001	162	408	364	934	21	955	717 (b)	1,011	326	2,054	827 (c)	2,881

Net Proved Developed Reserves

At January 1, 1999	132	293	27	452	12	464	525	753	52	1,330	90	1,420

At December 31, 1999	136	351	26	513	10	523	477	841	119	1,437	87	1,524

At December 31, 2000	140	353	80	573	9	582	476	842	111	1,429	199	1,628

At December 31, 2001	144	318	196	658	7	665	580	709	111	1,400	220	1,620

(a)	Includes estimates of reserves under production sharing contracts.

(b)	Excludes 444 million Mcf of carbon dioxide gas for sale or use in company operations.

(c)	Substantially all of these reserves are outside of the United States and Europe.

Amerada Hess Corporation 2001 Annual Report 49

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves required to be disclosed by FAS No. 69 is based on assumptions and judgements. As a result, the future net cash flow estimates are highly subjective and could be materially different if other assumptions were used. Therefore, caution should be exercised in the use of the data presented below.

Future net cash flows are calculated by applying year-end oil and gas selling prices (adjusted for price changes provided by contractual arrangements, including hedges) to estimated future production of proved oil and gas reserves, less estimated future development and production costs and future income tax expenses. Future net cash flows are discounted at the prescribed rate of 10%. No recognition is given in the discounted future net cash flow estimates to depreciation, depletion, amortization and lease impairment, exploration expenses, interest expense, general and administrative expenses and changes in future prices and costs. The selling prices of crude oil and natural gas have decreased during 2001 and are highly volatile. The year-end prices which are required to be used for the discounted future net cash flows may not be representative of future selling prices.

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

		United		Africa,Asia
At December 31 (Millions of dollars)	Total	States	Europe	and other

2001

Future revenues	$23,040	$5,066	$10,630	$7,344

Less:

Future development and production costs	10,335	1,817	4,889	3,629

Future income tax expenses	4,114	750	2,515	849

	14,449	2,567	7,404	4,478

Future net cash flows	8,591	2,499	3,226	2,866

Less: Discount at 10% annual rate	3,299	816	1,134	1,349

Standardized measure of discounted future net cash flows	$5,292	$1,683	$2,092	$1,517

Share of equity investees’ standardized measure	$543	$—	$28	$515

2000

Future revenues	$25,986	$9,290	$12,537	$4,159

Less:

Future development and production costs	8,672	1,551	4,808	2,313

Future income tax expenses	6,750	2,565	3,597	588

	15,422	4,116	8,405	2,901

Future net cash flows	10,564	5,174	4,132	1,258

Less: Discount at 10% annual rate	3,669	1,923	1,132	614

Standardized measure of discounted future net cash flows	$6,895	$3,251	$3,000	$644

Share of equity investee’s standardized measure	$305	$—	$44	$261

1999

Future revenues	$19,858	$5,133	$12,810	$1,915

Less:

Future development and production costs	6,500	1,396	4,484	620

Future income tax expenses	5,457	1,167	3,753	537

	11,957	2,563	8,237	1,157

Future net cash flows	7,901	2,570	4,573	758

Less: Discount at 10% annual rate	2,814	1,027	1,441	346

Standardized measure of discounted future net cash flows	$5,087	$1,543	$3,132	$412

Share of equity investee’s standardized measure	$237	$—	$71	$166

50 Amerada Hess Corporation 2001 Annual Report

Changes in Standardized Measure of Discounted Future Net
Cash Flows Relating to Proved Oil and Gas Reserves

For the years ended December 31 (Millions of dollars)	2001	2000	1999

Standardized measure of discounted future net cash flows at beginning of year	$6,895	$5,087	$2,023

Changes during the year

Sales and transfers of oil and gas produced during year, net of production costs	(2,840)	(2,540)	(1,511)

Development costs incurred during year	1,182	536	626

Net changes in prices and production costs applicable to future production	(4,346)	3,349	5,002

Net change in estimated future development costs	(838)	(931)	28

Extensions and discoveries (including improved recovery) of oil and gas reserves, less related costs	521	551	678

Revisions of previous oil and gas reserve estimates	231	396	244

Purchases (sales) of minerals in-place, net	1,186	230	(112)

Accretion of discount	1,087	832	288

Net change in income taxes	1,943	(840)	(2,289)

Revision in rate or timing of future production and other changes	271	225	110

Total	(1,603)	1,808	3,064

Standardized measure of discounted future net cash flows at end of year	$5,292	$6,895	$5,087

Amerada Hess Corporation 2001 Annual Report 51

Ten-Year Summary of Financial Data

Amerada Hess Corporation and Consolidated Subsidiaries

Millions of dollars, except per share data	2001		2000		1999(c)

Statement of Consolidated Income

Revenues

Sales (excluding excise taxes) and other operating revenues

Crude oil (including sales of purchased oil)	$2,343		$2,177		$1,407

Natural gas (including sales of purchased gas)	4,762		3,470		1,856

Petroleum products	5,160		5,394		3,003

Other operating revenues	1,148		952		773

Total	13,413		11,993		7,039

Non-operating income

Gain on asset sales	—		—		273

Equity in income of HOVENSA L.L.C.	58		121		7

Other	142		163		142

Total revenues	13,613		12,277		7,461

Costs and expenses

Cost of products sold	8,735		7,883		4,240

Production expenses	711		557		487

Marketing expenses	663		542		387

Exploration expenses, including dry holes and lease impairment	368		289		261

Other operating expenses	224		234		217

General and administrative expenses	313		224		232

Interest expense	194		162		158

Depreciation, depletion and amortization	967		714		649

Impairment of assets and operating leases	—		—		128

Total costs and expenses	12,175		10,605		6,759

Income (loss) before income taxes	1,438		1,672		702

Provision (benefit) for income taxes	524		649		264

Net income (loss)	$914	(a)	$1,023	(b)	$438	(d)

Net income (loss) per share

Basic	$10.38		$11.48		$4.88

Diluted	10.25		11.38		4.85

Dividends Per Share of Common Stock	$1.20		$.60		$.60

Weighted Average Diluted Shares Outstanding (thousands)	89,129		89,878		90,280

(a)	Reflects after-tax special charges aggregating $31 million for losses related to the bankruptcy of certain subsidiaries of Enron and accrued severance.

(b)	Includes an after-tax gain of $60 million on termination of acquisition, partially offset by a $24 million charge for costs associated with a research and development venture.

(c)	On January 1, 1999, the Corporation adopted the last-in, first-out (LIFO) inventory method for refining and marketing inventories.

(d)	Includes after-tax gains on asset sales of $176 million and special tax benefits of $54 million, partially offset by impairment of assets and operating leases of $99 million (after income taxes).

(e)	Reflects after-tax special charges aggregating $263 million representing impairments of assets and operating leases, a net loss on asset sales and accrued severance.

(f)	After income taxes, the net gain was $421 million.

(g)	After income taxes, the net charge was $416 million.

See accompanying notes to consolidated financial statements, including Note 2 on Acquisition of Triton Energy Limited in August of 2001.

52 Amerada Hess Corporation 2001 Annual Report

1998		1997	1996		1995	1994	1993	1992

$894		$1,436	$1,528		$1,565	$1,228	$1,220	$1,362

1,711		1,414	1,365		1,120	1,063	1,021	788

3,464		4,961	5,081		4,311	3,981	3,349	3,429

511		413	296		303	328	290	279

6,580		8,224	8,270		7,299	6,600	5,880	5,858

(26)		16	529	(f)	96	42	—	—

(16)		—	—		—	—	—	—

83		120	125		125	49	17	100

6,621		8,360	8,924		7,520	6,691	5,897	5,958

4,373		5,578	5,386		4,501	3,795	3,509	3,214

518		557	621		611	601	626	684

379		329	264		259	261	247	229

349		422	384		382	331	351	324

224		232	129		186	124	242	234

271		236	238		263	230	229	238

153		136	166		247	245	157	147

662		663	722		840	868	759	765

206		80	—		584 (g)	—	—	—

7,135		8,233	7,910		7,873	6,455	6,120	5,835

(514)		127	1,014		(353)	236	(223)	123

(55)		119	354		41	162	45	115

$(459	)(e)	$8	$660		$(394)	$74	$(268)	$8

$(5.12)		$.08	$7.13		$(4.26)	$.80	$(2.91)	$.09

(5.12)		.08	7.09		(4.26)	.79	(2.91)	.09

$.60		$.60	$.60		$.60	$.60	$.60	$.60

89,585		91,733	93,110		92,509	92,968	92,213	87,286

Amerada Hess Corporation 2001 Annual Report 53

Ten-Year Summary of Financial Data

Amerada Hess Corporation and Consolidated Subsidiaries

Millions of dollars, except per share data	2001	2000	1999

Selected Balance Sheet Data at Year-End

Cash and cash equivalents	$37	$312	$41

Working capital	228	577	249

Property, plant and equipment Exploration and production	$15,194	$10,499	$9,974

Refining, marketing and shipping	1,433	1,399	1,091

Total — at cost	16,627	11,898	11,065

Less reserves	8,462	7,575	7,013

Property, plant and equipment — net	$8,165	$4,323	$4,052

Total assets	$15,369	$10,274	$7,728

Total debt	5,665	2,050	2,310

Stockholders’ equity	4,907	3,883	3,038

Stockholders’ equity per common share	$55.11	$43.58	$33.51

Summarized Statement of Cash Flows

Net cash provided by operating activities	$1,960	$1,795	$746

Cash flows from investing activities Capital expenditures
Exploration and production	(5,061)	(783)	(727)

Refining, marketing and other	(160)	(155)	(70)

Total capital expenditures	(5,221)	(938)	(797)

Proceeds from sales of property, plant and equipment and other	16	36	397

Net cash provided by (used in) investing activities	(5,205)	(902)	(400)

Cash flows from financing activities
Issuance (repayment) of notes	99	(11)	15

Long-term borrowings	3,060	—	990

Repayment of long-term debt	(54)	(396)	(1,348)

Issuance of common stock	—	—	—

Cash dividends paid	(94)	(54)	(54)

Common stock acquired	(100)	(220)	—

Stock options exercised	59	59	18

Net cash provided by (used in) financing activities	2,970	(622)	(379)

Net increase (decrease) in cash and cash equivalents	$(275)	$271	$(33)

Stockholder Data at Year-End

Number of common shares outstanding (thousands)	88,757	88,744	90,676

Number of stockholders (based on number of holders of record)	6,481	7,709	7,416

Market price of common stock	$62.50	$73.06	$56.75

54 Amerada Hess Corporation 2001 Annual Report

1998	1997	1996	1995	1994	1993	1992

$74	$91	$113	$56	$53	$80	$141

90	464	690	358	520	245	551

$9,718	$8,780	$8,233	$9,392	$9,791	$9,361	$9,204

1,309	3,842	3,669	3,672	4,514	4,426	3,887

11,027	12,622	11,902	13,064	14,305	13,787	13,091

6,835	7,431	6,995	7,694	7,939	7,052	6,647

$4,192	$5,191	$4,907	$5,370	$6,366	$6,735	$6,444

$7,883	$7,935	$7,784	$7,756	$8,338	$8,642	$8,722

2,652	2,127	1,939	2,718	3,340	3,688	3,186

2,643	3,216	3,384	2,660	3,100	3,029	3,388

$29.26	$35.16	$36.35	$28.60	$33.33	$32.71	$36.59

$519	$1,250	$808	$1,241	$957	$819	$1,138

(1,307)	(1,158)	(788)	(626)	(532)	(755)	(917)

(132)	(188)	(73)	(66)	(64)	(593)	(641)

(1,439)	(1,346)	(861)	(692)	(596)	(1,348)	(1,558)

500	61	1,040	148	74	12	17

(939)	(1,285)	179	(544)	(522)	(1,336)	(1,541)

(14)	2	(72)	26	(54)	118	(160)

848	398	—	25	290	548	675

(317)	(209)	(795)	(689)	(642)	(168)	(524)

—	—	—	—	—	—	497

(55)	(55)	(56)	(56)	(56)	(42)	(64)

(59)	(122)	(8)	—	—	—	—

—	—	—	—	—	—	—

403	14	(931)	(694)	(462)	456	424

$(17)	$(21)	$56	$3	$(27)	$(61)	$21

90,357	91,451	93,073	93,011	92,996	92,587	92,584

8,959	9,591	10,153	11,294	11,506	12,000	13,088

$49.75	$54.88	$57.88	$53.00	$45.63	$45.13	$46.00

Amerada Hess Corporation 2001 Annual Report 55

Ten-Year Summary of Operating Data

Amerada Hess Corporation and Consolidated Subsidiaries

	2001		2000	1999

Production Per Day (net)

Crude oil (thousands of barrels)

United States	63		55	55

United Kingdom	119		119	112

Norway	25		25	25

Denmark	20		25	7

Algeria	13		2	—

Colombia	10		—	—

Equatorial Guinea	6		—	—

Gabon	9		7	10

Indonesia	6		4	3

Azerbaijan	4		3	2

Canada and Abu Dhabi	—		—	—

Total	275		240	214

Natural gas liquids (thousands of barrels)

United States	14		12	10

United Kingdom	7		6	5

Norway	1		2	2

Thailand	1		1	1

Canada	—		—	—

Total	23		21	18

Natural gas (thousands of Mcf)

United States	424		288	338

United Kingdom	291		297	258

Denmark	43		37	3

Norway	25		24	31

Thailand	20		23	8

Colombia	1		—	—

Indonesia	8		10	5

Canada	—		—	—

Total	812		679	643

Well Completions (net)

Oil wells	50		29	28

Gas wells	31		11	11

Dry holes	15		18	9

Productive Wells at Year-End (net)

Oil wells	858		774	735

Gas wells	257		188	161

Total	1,115		962	896

Undeveloped Net Acreage at Year-End (thousands)

United States	625		616	678

Foreign(a)	15,999		14,419	15,858

Total	16,624		15,035	16,536

Shipping

Vessels owned or under charter at year-end	8		8	8

Total deadweight tons (thousands)	890		884	884

Refining (thousands of barrels per day)

Amerada Hess Corporation	—		—	—

HOVENSA L.L.C.(c)	202		211	209

Petroleum Products Sold (thousands of barrels per day)

Gasoline, distillates and other light products	322		304	284

Residual fuel oils	65		62	60

Total	387		366	344

Storage Capacity at Year-End (thousands of barrels)	36,298		37,487	38,343

Number of Employees (average)	10,838	(d)	9,891	8,485

(a)	Includes acreage held under production sharing contracts.

(b)	Through ten months of 1998.

(c)	Reflects 50% of HOVENSA refinery crude runs from November 1, 1998.

(d)	Includes approximately 6,200 employees of retail operations.

56 Amerada Hess Corporation 2001 Annual Report

1998		1997	1996	1995	1994	1993	1992

37		35	41	52	56	60	62

109		126	135	135	122	80	86

27		30	28	26	24	26	30

—		—	—	—	—	—	—

—		—	—	—	—	—	—

—		—	—	—	—	—	—

—		—	—	—	—	—	—

14		10	9	10	9	8	7

3		1	—	—	—	—	—

—		—	—	—	—	—	—

—		—	6	17	18	22	23

190		202	219	240	229	196	208

8		8	9	11	12	12	11

6		6	7	7	7	4	1

2		2	2	1	1	1	2

—		—	—	—	—	—	—

—		—	—	2	2	2	2

16		16	18	21	22	19	16

294		312	338	402	427	502	602

251		226	254	239	209	188	153

—		—	—	—	—	—	—

28		30	30	28	24	29	32

—		—	—	—	—	—	—

—		—	—	—	—	—	—

3		1	—	—	—	—	—

—		—	63	215	186	168	138

576		569	685	884	846	887	925

28		42	39	33	28	48	33

20		11	25	41	44	49	20

25		24	40	50	24	37	22

721		860	854	2,154	2,160	2,189	2,082

252		447	455	1,160	1,146	1,115	966

973		1,307	1,309	3,314	3,306	3,304	3,048

748		915	891	1,440	1,685	1,854	1,819

16,927		10,180	7,455	5,871	4,570	4,310	3,168

17,675		11,095	8,346	7,311	6,255	6,164	4,987

9		14	13	16	17	15	21

952		1,602	1,236	2,010	2,265	2,398	3,223

419	(b)	411	396	377	388	351	335

217		—	—	—	—	—	—

411		436	412	401	375	291	275

71		73	83	86	93	95	102

482		509	495	487	468	386	377

56,070		87,000	86,986	89,165	94,597	94,380	95,199

9,777		9,216	9,085	9,574	9,858	10,173	10,263

Amerada Hess Corporation 2001 Annual Report 57